UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2009

Telecom Italia S.p.A.

(Translation of registrant’s name into English)

Piazza degli Affari 2

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: FORM 20-F  ☒  FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  YES  ☐  NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The present document has been translated from the document issued and filed in Italy, from the Italian into the English language solely for the convenience of international readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. Telecom Italia, its representatives and employees decline all responsibility in this regard.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements, which reflect management’s current views with respect to certain future events, trends and financial performance. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside of our control, that could significantly affect expected results of future events.

The following important factors could cause actual results to differ materially from those projected or implied in any forward-looking statements:

•	our ability to successfully implement our strategy over the 2009-2011 period;

•	our ability to successfully achieve our debt reduction targets;

•

the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

•	the impact of the global recession in the principal markets in which we operate;

•	our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing and international mobile roaming;

•

our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

•	our ability to successfully implement our internet and BroadBand strategy both in Italy and abroad;

•	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

•	the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

•	our services are technology-intensive and the development of new technologies could render such services non-competitive;

•	the impact of political developments in Italy and other countries in which we operate;

•	the impact of fluctuations in currency exchange and interest rates;

•	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

•	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make (such as those in Brazil);

•	the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and

•	the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

Contents

Letter to the Shareholders	3
Report on operations	8
Selected financial and operating data – Telecom Italia Group	9
Corporate boards at December 31, 2008	13
Macro-organization chart - Telecom Italia Group at December 31, 2008	14
Information for investors	15
Review of financial and operating performance – Telecom Italia Group	19
Events subsequent to December 31, 2008	36
Business outlook for the Year 2009	36
Consolidated financial statements – Telecom Italia Group	38
Highlights - Business Units of the Telecom Italia Group	43
The Business Units of the Telecom Italia Group	45
Domestic	45
Brazil	56
European BroadBand	58
Media	63
Olivetti	67
International investments accounted for using the equity method	69
Review of financial and operating performance – Telecom Italia S.p.A.	70
Financial statements – Telecom Italia S.p.A.	79
Reconciliation of consolidated equity	83
Related party transactions	84
Sustainability section	85
Customers	89
Suppliers	90
Competitors	91
Institutions	92
The environment	94
The community	103
– Research and Development	103
Human resources	105
Shareholders	112
Alternative performance measures	113
Equity investments held by Directors, Statutory Auditors, General Managers and Key Managers	114
Glossary	116
Telecom Italia Group – Consolidated Financial Statements at December 31, 2008	124
Contents	125
Consolidated balance sheets	127
Consolidated income statements	129
Consolidated statements of changes in equity	130
Consolidated cash flows statements	132
Notes to the consolidated financial statements	134
Certification of the consolidated financial statements pursuant to art. 81-ter of Consob regulation 11971 dated May 14, 1999, with amendments and additions	258
Independent Auditors’ report	259
Telecom Italia S.p.A. – Separate Financial Statements at December 31, 2008	262
Contents	263
Balance sheets	265
Income statements	267
Statements of changes in equity	268
Cash flows statements	270
Notes to the separate financial statements	272
Certification of the separate financial statements pursuant to art. 81-ter of Consob regulation 11971 dated May 14, 1999, with amendments and additions	370
Independent Auditors’ report	371
Other information	374
Board of Statutory Auditors report	375
Motions for resolutions	391
Useful information	397

Report on operations	1

Contents

Letter to the Shareholders

To our Shareholders,

In 2008, after the change in our shareholder structure, the replacements in top management and the stabilization of corporate governance, Telecom Italia was able to concentrate its efforts on the process of relaunching its business and growth.

Profile of the Company and business trends in 2008

The most immediate cause for concern was to invert the downward trend which, still in the first quarter of 2008, was reflected in sales and profit margins. Keeping an ever-watchful eye on improving operations, the Group set about gradually and effectively turning the situation around. In fact, by the last quarter of the year, organic revenues were almost back in line with those in the same period of 2007 and profit margins had also finally begun to increase again. The positive end to the year was determined, on the one hand, by the expansion of broadband services, the development of Information & Communication Technology Services for businesses, the repricing of mobile phone rates and, more generally, by a sales policy oriented more towards value and efficiency and, on the other, by rigorous control of operating costs, capital expenditures and overheads.

In parallel with action on the operating side, we also identified the priorities and the structural measures that must be pursued in order to generate higher cash flow, reduce the relationship between earnings capacity and debt and, create the basis for healthy, solid growth in the medium-to-long term, while remaining firmly anchored to the values of the Code of Ethics and Code of Conduct of the Telecom Italia Group.

One matter that has been a Number One priority since the beginning of our mandate has been to create a constructive climate of frankness and steadfast cooperation with national and supra-national institutions and, in particular, with the Italian Communications Authority and other Authorities in the sector. In fact, we have succeeded in establishing a positive dialogue, with the aim of avoiding the kind of difficult situation encountered in the past with regard to regulations, which penalized our company more than other operators.

A new climate – the rapport with the Regulator

It was also in the light of this augmented transparency and an increasingly open attitude towards the market that, in February, the Group took a decisive organizational step: the creation of Open Access, a division that is completely separate from the Group’s commercial functions. The new division has the task of managing the fixed access network efficiently and guaranteeing equal conditions and treatment for all operators. This corporate initiative was followed by the start of voluntary commitments, presented by Telecom Italia and approved by the Authority, which judged it positively with a view to improving the conditions for competing on access markets. Furthermore, the fact that we have succeeded in establishing a more constructive

Open Access

Report on operations	3

Letter to the Shareholders

rapport with the Regulatory Authority has also enabled us to drive home our viewpoint with regard to such important topics as mobile termination rates, the procedures to be followed when changing from one operator to another, and the increase in the subscriber line charge, which has remained unaltered since July 2002.

Our rapport with the institutions

Another constructive factor was Telecom Italia’s confrontation with political institutions about the development of telecommunications in Italy. It should be borne in mind that, having recognized the strategic national importance of spreading broadband rapidly together with the services which it supports, the Government and Parliament approved important measures to streamline the administrative procedures governing the creation of optical networks and systems and provide financial backing for projects intended to eliminate the ‘digital divide’. On a territorial level, we have managed to create close links with local administrations, businesses and social organizations, with the result that we now have numerous cooperation agreements in the sphere of regional development strategies for building new networks and new services.

Our rapport with the other stakeholders

Factors of staunch cooperation and reciprocal trust have been key to our relations with our competitors, consumer associations and the labor unions. In particular, with regard to the latter category, agreement has been reached regarding the plan for reorganization and regaining efficiency announced in June.

The 2009-2011 Industrial Plan

Against the background of this intense and highly rewarding dialogue with the institutions and the stakeholders, we worked hard to design an effective industrial plan for 2009-2011. The plan hinges on the vital aim of generating greater cash flow in order to bring debt down to acceptable levels. In particular, the plan redefines the Group’s core activities, which will be concentrated in Italy and Brazil, and involves an immediate commitment to reducing costs and stabilizing revenues, as well as an ambitious divestiture program, to be implemented as soon as market conditions permit.

A return to growth on the domestic market

As far as Italy is concerned, our Group intends to be the driver of the digitalization of Italy’s economic and social system, helping customers to migrate from conventional phone services to the new services made possible by high-speed network technologies. To encourage this process and move to meet the demand in an even more effective way, we have created a new ‘customer-centric’ kind of organization, structured according to segments of the clientele and no longer according to technologies.

We shall continue to strongly support innovation. The growing penetration of broadband and convergence between fixed and mobile technologies will allow us to introduce hi-tech Information and Communication Technology solutions to the market for businesses and the Public Administration, and to distribute multi-platform digital content to consumers. We intend to launch important projects to strengthen customer satisfaction and loyalty, through the value of our services, but also through specific measures to improve the quality of what we are offering, both from the technical standpoint, and from the standpoint of assistance and support.

Our objective: efficiency

We have supported–and will continue to support–actions to improve revenues with others in the area of costs. The imperative need to generate cash flow, together with ever-increasing pressure from the competition, compels us to make a quantum leap of efficiency at the operating level. To this end, we have launched a series of programs: 1) to restructure sales and customer support activities according to the “customer-centric” rationale, thus ensuring better customer care and the development of new channels; 2) to rationalize our main technological and systems infrastructures and 3) to align our processes and support functions with the most demanding industry best practices. The results which emerge from these measures will enhance those resulting from the synergies with Telefónica.

Report on operations	4

Letter to the Shareholders

In Brazil, we can count on the certain advantages of the unquestioned superiority of mobile broadband compared to fixed broadband and our excellent positioning on the market. Development potential there is high. For that reason, we shall continue to invest in innovation, with the aim of once again making Tim Brasil the acknowledged market leader in terms of the value of its customer base and its technological excellence.

Brazil – a return to excellence

As is the Group’s longstanding custom, our decision-making processes and operations will continue to be based on a very real awareness of our responsibility as a company to every category of stakeholder. In fact, our concern for sustainability in the environmental and social spheres will continue to be the driving factor behind our competitiveness.

Sustainability

In the immediate future, the Group will be confronted with an ever-more complex global economic scenario, marked by a general feeling of pessimism. However, telecommunications are proving to be one of the industry segments least affected by the pro-cyclical trend because of the ever-more crucial role of communication in our society and the awareness that our sector is increasingly a central factor in the creation and multiplication of productivity.

The economic scenario in 2009 and the role of telecommunications

However, in a market which continues to offer opportunities for growth, and having left the transition phase firmly behind, Telecom Italia is now turning towards the path of revival. The challenge, though, remains complex and, precisely for that reason, will be confronted with the awareness that, in industry, milestones cannot be rapidly removed, but must be passed one by one, methodically, precisely and one step at a time. By adopting these criteria and sustained by the widely acknowledged, time-tested skills and competence of all our employees, the motives for placing trust in the future of the Company seem solid and fully justified.

Why trust is justified

Gabriele Galateri di Genola	Franco Bernabé

Report on operations	5

Letter to the Shareholders

Selected financial and operating data - Telecom Italia Group

•	2008 Highlights

The major operating and financial indicators of the Telecom Italia Group point to a trend of progress in 2008, with significant positive signs registered in the Domestic area where price erosion decelerated noticeably and overall profit margins reported gains.

Consolidated Revenues in 2008 total 30,158 million of euro. The organic change (1) in consolidated Revenues is -2.3% compared to 2007. In particular:

•	the organic reduction in Domestic Revenues is -3.9% in 2008 compared to 2007 (-5.8%).

During 2008, revenues went from a reduction of -6.4% recorded in the first quarter to -0.6% in the fourth quarter. These results were achieved thanks to sales actions aimed at protecting the customer base, especially the most valuable customers, the repricing of certain mobile rates starting from second half of the year and the gradual diminishing impact of the changes in the regulatory framework defined during 2007;

•	in areas outside Italy, Brazil and European BroadBand, positive increases were posted, with an organic growth in Revenues over 2007 of +4.9% for Brazil and +4.5% for European BroadBand.

EBITDA in 2008 is 11,367 million of euro and the EBITDA margin is 37.7%.

The organic(1) consolidated EBITDA margin for the full-year 2008 is 38.8% (39.5% is 2007). While in terms of the average percentage reduction in 2008 the organic contraction in consolidated EBITDA is -4.2% (-5.5% in the prior year), there was an inversion of this trend in the fourth quarter of 2008 over the previous quarters in both absolute amount and as a percentage of revenues, with a increase of +2.2% over the same period of 2007 and a higher organic consolidated EBITDA margin of about 0.8 percentage points.

This noteworthy performance can be especially attributed to the Domestic business where the fourth quarter reported a growth in organic EBITDA of +3.8% compared to 2007. The improvement is due to a constant course of action aimed at defining and monitoring projects geared to the rationalization of production factors, whether costs, technology or resources. This includes the decline in the number of the workforce in the Domestic area from 64,362 at December 31, 2007 to 61,816 at December 31, 2008 (as part of agreements reached with the labor unions).

EBIT in 2008 is 5,463 million of euro and the EBIT margin is 18.1%.

Even the declining trend in organic(1) consolidated EBIT is slowing down compared to the prior year (a contraction of -11.3% in 2008 over 2007 compared to -13.7%). The organic consolidated EBIT margin in 2008 is 19.1% (21.1% in 2007).

Financial management and investment management recorded an overall decrease of 935 million of euro in 2008 compared to 2007. This result was affected by non-recurring gains recorded in 2007 (-460 million of euro) and the financial market conditions in 2008 which made it necessary to writedown the call options on 50% of the share capital of Sofora Telecomunicaciones, the majority shareholder of Telecom Argentina, for 190 million of euro (compared to a 70 million of euro revaluation in 2007). Market conditions also had an impact on finance expenses but the impact was limited thanks to the Company’s prudent financial management policy.

Consolidated profit attributable to the equity holders of the Parent is 2,214 million of euro in 2008, a reduction of 234 million of euro compared to 2007 (2,448 million of euro).

Profit of the Parent, Telecom Italia S.p.A., is 1,500 million of euro in 2008, a reduction of 382 million of euro compared to 2007 (1,882 million of euro).

At December 31, 2008, consolidated Net Financial Debt amounts to 34,039 million of euro, with a reduction of 1,662 million of euro compared to December 31, 2007 and a reduction of 1,731 million of euro compared to September 30, 2008. The net financial debt to EBITDA ratio is 2.99 (3.06 at December 31, 2007).

(1)	The organic change in Revenues, EBITDA and EBIT is calculated by excluding the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income/expenses.

Report on operations	9

Selected financial and operating data - Telecom Italia Group

The liquidity margin at the end of 2008 is at a high level: 5.1 billion of euro (excluding the liquidity of Brazil for 0.5 billion of euro) in addition to approximately 6.5 billion of euro of irrevocable long-term credit lines expiring in 2014 (treasury margin), which are not conditional upon events limiting their use (for instance covenants, negative pledges or MAC clauses). In view of the actual uncertainty of the financial markets, Telecom Italia stands forward with a high solid financial base since it has a sufficient treasury margin to meet its repayment obligations for the next 18-24 months.

Report on operations	10

Selected financial and operating data - Telecom Italia Group

Consolidated financial and operating data

(millions of euro)	2008	2007	2006	2005	2004
Revenues	30,158	31,013	31,037	29,794	28,292
EBITDA (1)	11,367	11,668	12,945	12,606	12,864
EBIT(1)	5,463	5,955	7,635	7,631	7,603
Profit before tax from continuing operations	2,897	4,324	5,723	5,673	5,606
Profit from continuing operations	2,244	2,641	3,203	3,277	2,952
Profit or loss from Discontinued operations/ Non-current assets held for sale	(29)	(186)	(200)	413	(118)
Profit for the year	2,215	2,455	3,003	3,690	2,834
Profit attributable to equity holders of the Parent	2,214	2,448	3,014	3,216	1,815
Capital expenditures:
Industrial	5,365	5,370	4,877	5,097	5,002
Financial	6	637	206	14,934	868
Consolidated balance sheet data(2)
(millions of euro)	12.31.08	12.31.07	12.31.06	12.31.05	12.31.04
Total assets	85,635	88,176	89,960	96,190	81,997
Total equity	26,856	26,985	27,098	26,985	20,798
– attributable to equity holders of the Parent	26,126	25,922	26,018	25,662	16,248
– attributable to Minority Interest	730	1,063	1,080	1,323	4,550
Total liabilities	58,779	61,191	62,862	69,206	61,199
Total equity and liabilities	85,635	88,176	89,960	96,190	81,997
Share capital	10,591	10,605	10,605	10,599	8,809
Net financial debt	34,039	35,701	37,301	39,858	32,862
Net invested capital (3)	60,895	62,686	64,399	66,843	53,660
Debt ratio (Net financial debt / Net invested capital)	55.9%	57.0%	57.9%	59.6%	61.2%
Headcount, number in the Group at year-end (4)
(millions of euro)
Headcount (excluding headcount of Discontinued operations/ non-current assets held for sale )	77,825	82,069	81,927	84,174	82,620
Headcount of Discontinued operations/non-current assets held for sale	—	1,360	1,282	2,357	11,402
Headcount, average equivalent number in the Group (4)
(millions of euro)	2008	2007	2006	2005	2004
Headcount (excluding headcount of Discontinued operations/ Non-current assets held for sale)	76,028	78,278	78,652	79,085	79,602
Headcount of Discontinued operations/Non-current assets held for sale	757	1,350	1,620	5,262	11,248
Consolidated profit ratios
EBITDA(1) / Revenues	37.7%	37.6%	41.7%	42.3%	45.5%
EBIT(1) / Revenues (ROS)	18.1%	19.2%	24.6%	25.6%	26.9%
Net financial debt /EBITDA(1)	2.99	3.06	2.88	3.16	2.55
Revenues/Headcount (average number in the Group, thousands of euro)	396.7	396.2	394.6	376.7	355.4
EBITDA(1) /Headcount (average number in the Group, thousands of euro)	149.5	149.1	164.6	159.4	161.6
Operating data
Fixed-line network connections in Italy (thousands)	20,031	22,124	23,698	25,049	25,957
Physical access lines at year-end (Consumer+Business) (thousands)	17,352	19,221	20,540	21,725	22,429
Mobile lines in Italy at year-end (thousands)	34,797	36,331	32,450	28,576	26,259
Mobile lines in Brazil at year-end (thousands)	36,402	31,254	25,410	20,171	13,588
Broadband connections in Italy at year-end (thousands)	8,134	7,590	6,770	5,707	4,010
of which retail broadband connections (thousands)	6,754	6,427	5,600	3,920	2,629
Broadband connections in Europe at year-end (thousands)	2,510	2,537	1,138	801	412

(1)	Details are provided in the section “Alternative Performance Measures”.
(2)	Balance sheet data has been restated for purposes of comparison by considering the following companies in Discontinued operations/Non-current assets held for sale: the Finsiel group, Digitel Venezuela, the Entel Chile group, Tim Hellas, Tim Perù, the Buffetti group and the Liberty Surf group.
(3)	Net invested capital = Total equity + Net financial debt.
(4)	The number includes people with temp work contracts.

Report on operations	11

Selected financial and operating data - Telecom Italia Group

The operating and financial results of the Telecom Italia Group for the year 2008 and the comparative figures for the preceding years have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and endorsed by the European Union (designated as “IFRS”).

The Telecom Italia Group, in addition to the conventional financial performance measures established by the IFRS, uses certain alternative performance measures in order to present a better understanding of the trend of operations and financial condition. Specifically, the organic change in Revenues, EBITDA and EBIT is calculated by excluding the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income/expenses.

Additional details on such measures are presented under “Alternative performance measures”.

Furthermore, particularly the part entitled “Business Outlook for the Year 2009” contains forward-looking statements. These statements are based on the Group’s intentions, beliefs or current expectations regarding financial performance and other aspects of the Group’s operations and strategies. Readers are reminded not to place undue reliance on forward-looking statements; actual results may differ significantly from forecasts owing to numerous factors, the majority of which is beyond the scope of the Group’s control.

Report on operations	12

Selected financial and operating data - Telecom Italia Group

Corporate boards at December 31, 2008

•	Board of Directors

The ordinary session of the shareholders’ meeting held on April 14, 2008 elected the board of directors, establishing the number of directors at 15 and setting the expiry of the term of office at three years, up to the approval of the financial statements at December 31, 2010.

On April 15, 2008, the new Telecom Italia board of directors met and confirmed Gabriele Galateri di Genola and Franco Bernabè, respectively, chairman and chief executive officer, with the powers and responsibilities already held by them.

At December 31, 2008, the board of directors of the company is composed as follows:

Chairman	Gabriele Galateri di Genola
Chief Executive Officer	Franco Bernabè
Directors	César Alierta Izuel
Paolo Baratta (independent)
Tarak Ben Ammar
Roland Berger (independent)
Elio Cosimo Catania (independent)
Jean Paul Fitoussi (independent)
Berardino Libonati
Julio Linares López
Gaetano Micciché
Aldo Minucci
Gianni Mion (°)
Renato Pagliaro
Luigi Zingales (independent)
Secretary to the Board	Antonino Cusimano (*)

(°)	Following the resignation of Gianni Mion, in its meeting on February 27, 2009 the Board of Directors co-opted Stefano Cao, who, as prescribed by law, will remain in office until the shareholders’ meeting.
(*)	Appointed to the post by the board of directors on September 25, 2008.

In the April 15, 2008 meeting, the board of directors formed its internal Committees:

•

Executive Committee, composed of: Gabriele Galateri di Genola (Chairman), Franco Bernabè, Roland Berger, Gaetano Micciché (who resigned from the Executive Committee on August 26, 2008 and was replaced by Elio Cosimo Catania who was appointed by the board of directors in its meeting on September 25, 2008), Julio Linares Lopez, Aldo Minucci, Gianni Mion (who resigned from the Board of Directors on February 27, 2009) and Renato Pagliaro;

•

Committee for Internal Control and Corporate Governance, composed of: Paolo Baratta (subsequently appointed Chairman of the Committee), Elio Cosimo Catania (replaced on September 25, 2008 by Roland Berger), Jean Paul Fitoussi and Aldo Minucci;

•	Nomination and Remuneration Committee, composed of: Elio Cosimo Catania (subsequently appointed Chairman of the Committee), Berardino Libonati and Luigi Zingales.

Board of Statutory Auditors

Chairman	Paolo Golia
Acting Auditors	Enrico Maria Bignami
Salvatore Spiniello
Ferdinando Superti Furga
Gianfranco Zanda
Alternate Auditors	Luigi Gaspari
Enrico Laghi

Independent Auditors

Reconta Ernst & Young S.p.A. up to the audit of the 2009 financial statements.

Manager responsible for preparing the corporate financial reports

Marco Patuano (Head of the Group Administration, Finance and Control Function) is the manager responsible for preparing the financial reports of Telecom Italia.

For additional details on Corporate Governance and information on the organizational structure of the Telecom Italia Group, reference should be made to the corporate website: http://www.telecomitalia.it, where, in the “Governance” channel, the Annual report on corporate governance is available.

Report on operations	13

Corporate boards at December 31, 2008

Macro-organization chart -

Telecom Italia Group at December 31, 2008

Report on operations	14

Macro-organization chart - Telecom Italia Group at December 31, 2008

Information for investors

•	Telecom Italia S.p.A. Share capital at December 31, 2008

Share capital	euro	10,673,803,873,70
Number of ordinary shares (par value euro 0.55 each)		13,380,795,473
Number of savings shares (par value euro 0.55 each)		6,026,120,661
Number of Telecom Italia ordinary treasury shares (1)		26,272,014
Number of Telecom Italia ordinary shares held by Telecom Italia Finance S.A.		124,544,373
Percentage of treasury shares held by the Group to share capital		0.78%
Market capitalization (based on December 2008 average prices)		18,809 million of euro

•	Shareholders

Composition of Telecom Italia S.p.A. shareholders according to the Shareholders Book at December 31, 2008, supplemented by communications received and other sources of information (ordinary shares)

Major holdings in share capital

At December 31, 2008, taking into account the results in the Shareholders Book, communications sent to Consob and the Company pursuant to Legislative Decree 58 dated February 24, 1998, art. 120, and other sources of information, the principal shareholders of Telecom Italia ordinary share capital are as follows:

Holder	Type of ownership	% stake in ordinary share capital
Telco S.p.A.	Direct	24.50%
Findim Group S.A.	Direct	5.01%

Furthermore, Brandes Investment Partners LP and Alliance Bernstein LP, as investment advisory firms, notified Consob on July 23, 2008 and November 14, 2008, respectively, that they are in possession of a quantity of Telecom Italia ordinary shares equal to 4.024% and 2.069%, respectively.

(1)	In September 2008, Telecom Italia S.p.A. bought back 25,000,000 treasury shares to service the performance share granting plan of free Telecom Italia S.p.A. ordinary shares reserved for top management of the Group, approved by the shareholders’ meeting held on April 16, 2007.

Report on operations	15

Information for investors

•	Common representatives

Carlo Pasteris is the common representative of the savings shareholders for the years 2007-2009. Francesco Pensato is the common representative of the bondholders for the following bonds:

•	Telecom Italia 1.5% 2001-2010 convertible bonds with a repayment premium (up to the bond repayment date);

•	Telecom Italia 2002-2022 bonds at floating rates, open special series, reserved for subscription by employees of the Telecom Italia Group, in service or retired (years 2008-2010);

•	Telecom Italia S.p.A. Euro 750,000,000 4.50 per cent. notes due 2011 (2006-2008);

•	Telecom Italia S.p.A. Euro 1,250,000,000 5.375 per cent. notes due 2019 (2006-2008).

•	Performance of the stocks of the major companies in the Telecom Italia Group

Relative performance Telecom Italia S.p.A.

1/1/2008 - 12/31/2008 vs MIBTEL and DJ Stoxx TLC Indexes

Relative performance Telecom Italia Media S.p.A.

1/1/2008 - 12/31/2008 vs MIBTEL and DJ Stoxx Internet Indexes

Report on operations	16

Information for investors

Relative performance Tim Participações S.A.

1/1/2008 - 12/31/2008 vs Ibov and Itel Indexes (prices in reais)

The ordinary and savings shares of Telecom Italia and Tim Participações S.A., are listed on the New York Stock Exchange (NYSE). Telecom Italia shares are listed with ordinary and savings American Depositary Shares (ADS) representing, respectively, 10 ordinary shares and 10 savings shares.

•	Rating at December 31, 2008

	RATING	OUTLOOK
STANDARD & POOR’S	BBB	Stable
MOODY’S	Baa2	Stable
FITCH RATINGS	BBB	Stable

Standard & Poor’s, on March 17, 2008, changed its rating of Telecom Italia from BBB+ to BBB and modified the outlook to stable from negative.

Moody’s, on May 12, 2008, confirmed its Baa2 rating and changed its outlook of the Group to stable from negative.

Fitch Ratings, on December 11, 2008, changed its rating from BBB+ to BBB with a stable outlook.

Report on operations	17

Information for investors

Financial Ratios

Telecom Italia S.p.A.

(euro)	2008	2007	2006
Stock prices (December average)
- Ordinary	1.09	2.18	2.28
- Savings	0.73	1.68	1.94
Dividends per share
- Ordinary	0.050	0.080	0.140
- Savings	0.061	0.091	0.151
Pay Out Ratio (*)	70%	86%	67%
Market to Book Value (**)	0.82	1.67	1.72
Dividend Yield (based on December average) (***)
- Ordinary	4.59%	3.67%	6.14%
- Savings	8.36%	5.42%	7.78%

Telecom Italia Group

(euro)	2008	2007	2006
Basic earnings per share – ordinary shares	0.11	0.12	0.15
Basic earnings per share – savings shares	0.12	0.13	0.16

(*)	Dividends paid during the following year/Profit for the year. In 2008 the ratio is calculated on the basis of the resolutions for the distribution of net income proposed in the shareholders’ meeting on April 8, 2009.
(**)	Capitalization/Equity of Telecom Italia S.p.A.
(***)	Dividends per share/Stock prices.

Report on operations	18

Information for investors

Review of financial and operating performance - Telecom Italia Group

•	Main changes in the scope of consolidation

Liberty Surf group, operating in the BroadBand sector in France, was disposed of on August 26, 2008. It was classified in Discontinued operations/Non-current assets held for sale for purposes of the results of operations and the financial condition in 2008 and 2007.

In 2008, the scope of consolidation shows the following changes:

•

the exclusion of Entel Bolivia from the scope of consolidation starting from the second quarter of 2008 after the Bolivian government issued a decree on May 1, 2008 calling for the nationalization of the Entel Bolivia shares held by the Telecom Italia Group. The investment is now carried in Current assets;

•	the exclusion of the “Pay-per-View” business segment from December 1, 2008 after its disposal by Telecom Italia Media S.p.A..

In 2007, the scope of consolidation showed the following changes:

•	the inclusion of the companies in the German AOL group, purchased at the end of February 2007, consolidated from March 1, 2007;

•	the inclusion of InterNLnet B.V. (a Dutch company acquired by BBNed in July 2007);

•

the inclusion of Shared Service Center S.r.l. (consolidated line-by line from October 2007), following the acquisition of control by the Parent in the fourth quarter of 2007. The company had previously been carried in the financial statements using the equity method.

•	2008 consolidated operating performance:

The main profit indicators in 2008 compared to 2007 are the following:

(millions of euro)	2008	2007	Change
			amount		%	% organic
Revenues	30,158	31,013	(855)		(2.8)	(2.3)
EBITDA	11,367	11,668	(301)		(2.6)	(4.2)
Margin on revenues	37.7%	37.6%	0.1	pp
Organic margin on revenues	38.8%	39.5%	(0.7	)pp
EBIT	5,463	5,955	(492)		(8.3)	(11.3)
Margin on revenues	18.1%	19.2%	(1.1	)pp
Organic margin on revenues	19.1%	21.1%	(2.0	)pp
Profit before tax from continuing operations	2,897	4,324	(1,427)		(33.0)
Profit from continuing operations	2,244	2,641	(397)		(15.0)
Loss from discontinued operations/non-current assets held for sale	(29)	(186)	157		(84.4)
Profit for the year	2,215	2,455	(240)		(9.8)
Profit attributable to equity holders of the parent	2,214	2,448	(234)		(9.6)

Report on operations	19

Review of financial and operating performance - Telecom Italia Group

The following chart summarizes the main line items which had an impact on the profit attributable to the equity holders of the Parent in 2008:

Revenues

Revenues amount to 30,158 million of euro in 2008 with a reduction of 2.8% compared to 31,013 million of euro in 2007
(- 855 million of euro). In terms of the organic change, the reduction in consolidated revenues is -2.3% (- 724 million of euro) and exhibited signs of slowing down during 2008: from a reduction of 301 million of euro in the first quarter (-4.0%) to a decline of only 21 million of euro in the fourth quarter of the year (-0.3%) thanks to the gains made in the Domestic market, in particular.

In detail, the organic change in revenues is calculated by:

•

excluding the effect of the change in the scope of consolidation (- 88 million of euro, mainly due to the inclusion of the AOL Internet operations in Germany from March 1, 2007 and the exclusion of Entel Bolivia from the second quarter of 2008);

•

excluding the effect of exchange differences (- 51 million of euro, due to the negative exchange differences of the Brazil Business Unit(1), equal to 29 million of euro, and other Business Units, equal to 22 million of euro);

•

excluding other non-organic revenues (32 million of euro in 2007, 24 million of euro in 2008) relating to changes in voice call termination rates following the settlement of some rate disputes with other operators.

The breakdown of Revenues by operating segment is the following:

(millions of euro)	2008		2007		Change
		%		%	amount	%	% organic
Domestic	23,268	77.2	24,220	78.1	(952)	(3.9)	(3.9)
Brazil	5,208	17.3	4,990	16.1	218	4.4	4.9
European BroadBand	1,274	4.2	1,151	3.7	123	10.7	4.5
Media, Olivetti and Other Operations	773	2.6	922	3.0	(149)	(16.2)
Adjustments and Eliminations	(365)	(1.3)	(270)	(0.9)	(95)	35.2

Total consolidated revenues	30,158	100.0	31,013	100.0	(855)	(2.8)	(2.3)

(1)

The annual exchange rate used to translate the Brazilian real to euro, for 2008, is equal to 2.67864 (expressed in terms of units of local currency per euro 1) and, for 2007, 2.66397. The effect of the change in the exchange rates is calculated by applying, to the current period, the foreign currency translation rates used for the period under comparison.

Report on operations	20

Review of financial and operating performance - Telecom Italia Group

The following chart summarizes the changes in revenues in the periods under comparison:

The trend of organic revenues in the Domestic segment, although showing a reduction from the prior year predominantly due to the ongoing contraction in Revenues from “Traditional” services, particularly in the areas of fixed-line retail voice and data transmission services, displays a steady recovery on a quarterly basis: from a decline of 382 million of euro in the first quarter (-6.4%) to a reduction of 39 million of euro in the fourth quarter of the year (-0.6%).

Factors causing the change in Domestic Revenues during 2008, compared to the prior year, are highlighted as follows:

•

the positive change in Revenues from “innovative” businesses such as Fixed-line Broadband Revenues (+186 million of euro in 2008 compared to 2007), Interactive VAS Revenues from the Mobile business (+ 263 million of euro) and Revenues from ICT services (+ 115 million of euro);

•

the positive change in National Wholesale Revenues, despite a significant reduction in terms of regulated prices, for the portion of access services by alternative operators to the Telecom Italia network (Unbundling of the Local Loop, Wholesale Line Rental, Bitstream, etc.), grew compared to the prior year by 113 million of euro. This change also made it possible to partly offset the negative trend of revenues from retail voice services;

•

the gradual reduction in certain negative effects caused by regulatory and contractual changes, such as the application of the “Bersani Decree”. These related to top-up costs for mobile phones, the reduction in termination rates, the reduction in international roaming traffic rates within the EU and the above-mentioned change in prices relating to regulated bitstream, wholesale services, unbundling and shared access, which during the year generated about 830 million of euro in lower revenues. This change, observed during the course of the year on a quarterly basis, shows an impact of - 418 million of euro in the first quarter which decreased to - 81 million of euro in the fourth quarter.

As for the growth of the Brazil Business Unit, value-added services made a positive contribution, growing by more than 30% (+ 105 million of euro) compared to the prior year. This is evident in the increase of the TIM Web client base (broadband connectivity plans using mobile technology) which reached 425 thousand at the end of the period, up 174% compared to year-end 2007.

For an in-depth analysis of the revenues of the individual Business Units, reference should be made to the section “Business Units of the Telecom Italia Group”.

Report on operations	21

Review of financial and operating performance - Telecom Italia Group

EBITDA

EBITDA is 11,367 million of euro and decreased, compared to 2007, by 301 million of euro (-2.6%), having also been negatively affected by the aforementioned regulatory and contractual changes. The organic change in EBITDA is a negative 512 million of euro (-4.2%).

The EBITDA margin went from 37.6% in 2007 to 37.7% in 2008; at the organic level, the EBITDA margin is 38.8% in 2008 (39.5% in 2007).

Details of EBITDA and the EBITDA margin, by operating segment, is the following:

(millions of euro)	2008		2007			Change
		%		%		amount		%	% organic
Domestic	9,998	88.0	10,174	87.2		(176)		(1.7)	(4.3)
% of Revenues	43.0		42.0			+1.0	pp
Brazil	1,217	10.7	1,207	10.3		10		0.8	1.4
% of Revenues	23.4		24.2			(0.8	)pp
European BroadBand	245	2.2	297	2.5		(52)		(17.5)	(19.4)
% of Revenues	19.2		25.8			(6.6	)pp
Media, Olivetti and Other Operations	(78)	(0.7)	(5)		°	(73)		°
Adjustments and Eliminations	(15)	(0.2)	(5)		°	(10)		°

Total consolidated EBITDA	11,367	100.0	11,668	100.0		(301)		(2.6)	(4.2)

The following chart summarizes the changes in EBITDA:

Non-organic income and expenses excluded from the calculation of organic EBITDA are the following:

(millions of euro)	2008	2007	Change
Expenses for mobility agreements under Law 223/91	292	—	292
Disputes and settlements with other operators	34	448	(414)
Other expenses, net	3	41	(38)
Industrial reconversion expenses	—	17	(17)
Costs for termination price adjustment (fixed – fixed)	—	92	(92)
Antitrust fine	—	20	(20)

Total non-organic (income) expenses	329	618	(289)

Report on operations	22

Review of financial and operating performance - Telecom Italia Group

EBITDA was particularly impacted by the performance of the following line items, analyzed below.

Acquisition of goods and services

Acquisition of goods and services amounts to 13,876 million of euro, with a reduction of 379 million of euro (-2.7%) compared to 2007 (14,255 million of euro). The reduction in costs for the portion of revenues to be paid to other operators and for commercial expenses of the Domestic Business Unit were partly offset by the increase in the interconnection costs of the European BroadBand and Brazil Mobile Business Units.

In detail:

(millions of euro )	2008	2007	Change
Purchase of raw materials and merchandise	2,720	2,635	85
Portion of revenues to paid to other operators and interconnection costs	5,450	5,850	(400)
Commercial and advertising costs	2,067	2,210	(143)
Power, maintenance and outsourced services	1,335	1,220	115
Rent and leases	606	595	11
Other service expenses	1,698	1,745	(47)

Total acquisition of goods and services	13,876	14,255	(379)

The percentage of acquisition of goods and services to revenues is 46.0%, unchanged compared to 2007.

Employee benefits expenses

Details are as follows:

(millions of euro )	2008	2007	Change
Employee benefits expenses – Italian companies:
Ordinary employee costs and expenses	3,474	3,544	(70)
Expenses for mobility agreements under Law 223/91	292	—	292
Inclusion of Shared Service Center in scope of consolidation	44	11	33
Profit bonuses accrued in 2006 and no longer due following agreements with the unions in June 2007	—	(79)	79
Actuarial recalculation of the provision for employee severance indemnity (according to the law on supplementary pension benefits)	—	(59)	59

Total employee benefits expenses – Italian companies	3,810	3,417	393

Employee benefits expenses – foreign companies:
Ordinary employee costs and expenses	406	390	16
Entel Bolivia Group (*)	4	15	(11)

Employee benefits expenses – foreign companies	410	405	5

Total employee benefits expenses	4,220	3,822	398

(*)	Excluded from the scope of consolidation in the second quarter of 2008.

The decrease of 70 million of euro in the Italian component of ordinary employee benefit expenses is particularly due to lower expenses for termination benefit incentives (- 87 million of euro) and lower costs arising from the reduction in the average number of the salaried workforce (-1,746 compared to 2007, excluding 460 employees as a result of the inclusion of Shared Service Center in the scope of consolidation). The reduction is countered by the continuing increase in costs due to the effect of the October 2007 and June 2008 increases in the minimum salary contract terms established by the July 31, 2007 TLC collective national labor contract, for the two economic years 2007 and 2008.

The expenses for mobility agreements under Law 223/91 refer to 287 million of euro for the Domestic Business Unit ( 283 million of euro for Telecom Italia and 4 million of euro for Telecom Italia Sparkle) and 5 million of euro for the Olivetti Business Unit. The

Report on operations	23

Review of financial and operating performance - Telecom Italia Group agreements with the labor unions were signed on September 19, 2008 for Telecom Italia, October 28, 2008 for Telecom Italia Sparkle and December 11, 2008 for Olivetti and Olivetti I-Jet.

As for the foreign component, ordinary employee benefits expenses were influenced by an increase in the number of the workforce at the Brazil Business Unit and at BBNed (European BroadBand).

The average number of the salaried workforce is the following:

(equivalent number)	2008	2007	Change
Average salaried workforce – Italy (1)	63,145	64,431	(1,286)
Average salaried workforce – Foreign (2)	12,883	13,847	(964)

Total average salaried workforce	76,028	78,278	(2,250)

Non-current assets held for sale – Foreign	757	1,350	(593)

Total average salaried workforce – including Non-current assets held for sale	76,785	79,628	(2,843)

(1)	The change from 2007 includes the addition of Shared Service Center’s average headcount of 460 employees.
(2)	The change from 2007 includes the deduction of the Entel Bolivia group’s average headcount of 1,381 employees.

Headcount at December 31, 2008 is the following:

(number)	12/31/2008	12/31/2007	Change
Headcount – Italy	64,242	66,951	(2,709)
Headcount – Foreign	13,583	15,118	(1,535)

Total Headcount – excluding Non-current assets held for sale (1)	77,825	82,069	(4,244)

Non-current assets held for sale - Foreign	—	1,360	(1,360)

Total - including Non-current assets held for sale	77,825	83,429	(5,604)

(1)	Includes employees with temp work contracts: 1,075 at 12/31/2008 and 1,969 at 12/31/2007.

The Group’s headcount reduction totaling 4,244 from year-end 2007 particularly refers to a 2,674-employee decrease at the Parent, Telecom Italia S.p.A., corresponding to more than 50% of the target in the efficiency plan presented by the Executive Committee on June 4, 2008.

Other income

Details are as follows:

(millions of euro )	2008	2007	Change
Late payment fees charged for telephone services	86	90	(4)
Recovery of personnel costs, acquisitions of goods and services rendered	59	58	1
Capital and operating grants	44	34	10
Damage compensation, penalties and sundry recoveries	68	44	24
Sundry income	99	180	(81)

Total	356	406	(50)

Report on operations	24

Review of financial and operating performance - Telecom Italia Group

Other operating expenses

Details are as follows:

(millions of euro )	2008	2007	Change
Writedowns and expenses in connection with credit management	744	951	(207)
Accruals to provisions	82	323	(241)
Telecommunications operating fees and charges	315	283	32
Taxes on revenues of Brazilian companies	282	266	16
Indirect duties and taxes	139	155	(16)
Penalties, compensation and administrative sanctions	63	60	3
Association dues and fees, donations, scholarships and traineeships	26	25	1
Sundry expenses	45	168	(123)

Total	1,696	2,231	(535)

Writedowns and expenses in connection with credit management include 402 million of euro referring to the Domestic Business Unit (652 million of euro in 2007), 280 million of euro to the Brazil Business Unit (268 million of euro in 2007) and 58 million of euro to the European BroadBand Business Unit (25 million of euro in 2007). The amounts accrued in 2008 in connection with credit management take into account both the assessment of credit risks on consumer and business customers arising from the recent change in the macroeconomic scenario and the steps taken to recover receivables.

Accruals to provisions, recognized mainly for pending disputes, include 39 million of euro referring to the Domestic Business Unit (287 million of euro in 2007, recorded in respect of negative developments in litigation of a regulatory nature with other fixed-line and mobile telephone operators) and 36 million of euro to the Brazil Business Unit (18 million of euro in 2007).

Sundry income and expenses refer to prior period income and expenses.

Depreciation and amortization, Gains on disposals of non-current assets, Impairment losses on non-current assets

Depreciation and amortization amount to 5,906 million of euro (5,674 million of euro in 2007), with an increase of 232 million of euro, of which 148 million of euro refers to the amortization of intangible assets and 84 million of euro to the depreciation of tangible assets.

The increase in amortization reflects the development of European BroadBand and the amortization charge of capitalized SAC costs (Subscriber Acquisition Costs) for sales packages. The increase in depreciation is mainly due, in the Domestic Business Unit, to the shift in the capital expenditure mix to assets with a shorter life and also the full effect in 2008 of the depreciation charge on tangible assets capitalized in 2007.

The gains on disposals of non-current assets include 9 million of euro on the disposal of the Pay-per-View business segment by Telecom Italia Media in addition to other net gains mainly on the sale of properties.

Impairment losses on non-current assets (33 million of euro in 2008, 44 million of euro in the prior year) largely refer to the impairment loss of 21 million of euro on the goodwill originally recognized on the acquisition of AOL internet businesses in Germany. The impairment was recognized following tax benefits recorded in 2008 that had not been accounted for at the date of acquisition, since the assumptions for their recognition were believed not to exist at that time.

The impairment test for the cash-generating units of the Telecom Italia Group indicated that the recoverable amounts exceeded the carrying amounts, therefore no impairment losses were recognized on goodwill.

Report on operations	25

Review of financial and operating performance - Telecom Italia Group

EBIT

EBIT is 5,463 million of euro, a reduction of 492 million of euro compared to 2007 (-8.3%). The organic change in EBIT is a negative 736 million of euro (-11.3%).

The EBIT margin went from 19.2% in 2007 to 18.1% in 2008; at the organic level, the EBIT margin is 19.1% in 2008 (21.1% in 2007).

The following chart summarizes the changes in EBIT:

Non-organic income and expenses excluded from the calculation of organic EBIT are as follows:

(millions of euro )	2008	2007	Change
Non-organic expenses already described under EBITDA	329	618	(289)
Non-recurring gains on sale of properties	(25)	(10)	(15)
Gain on disposal of Pay-per-View business segment	(9)	—	(9)
Impairment loss on European BroadBand goodwill	21	—	21
Impairment losses for industrial reconversions	—	6	(6)
Other income, net	(1)	(5)	4

Total Non-organic (income) expenses	315	609	(294)

Share of profits (losses) of associates and joint ventures accounted for using the equity method

Details are as follows:

(millions of euro )	2008	2007	Change
ETECSA	53	49	4
Sofora Telecomunicaciones	24	25	(1)
Tiglio I and Tiglio II	(7)	11	(18)
Other	(6)	1	(7)

Total	64	86	(22)

Report on operations	26

Review of financial and operating performance - Telecom Italia Group

Other income (expenses) from investments

Details are as follows:

(millions of euro )	2008	2007	Change
Dividends from Other investments	3	7	(4)
Net gains on disposals of Other investments	2	462	(460)
Writedown of Other investments	(1)	(2)	1

Total	4	467	(463)

In 2007, the Net gains on disposals of Other investments included, in particular, the gain on the disposal of the entire stakes held in Oger Telecom (86 million of euro), Capitalia (38 million of euro), Mediobanca (109 million of euro), Solpart Participações (201 million of euro) and Brasil Telecom Participações (27 million of euro).

Finance income (expenses)

Details are as follows:

(millions of euro )	2008	2007	Change
Fair value measurement of call options on 50% of Sofora Telecomunicaciones share capital	(190)	70	(260)
Income on bond buybacks	62	—	62
Early closing of cash flow derivatives	19	55	(36)
Writedown recognized on Lehman Brothers receivables	(58)	—	(58)
Net finance expenses, fair value adjustments of derivatives and other items	(2,467)	(2,309)	(158)

Total	(2,634)	(2,184)	(450)

With regard to the writedown recognized on receivables from Lehman Brothers International Europe Ltd and Lehman Brothers Special Financing Inc., it should be noted that when Lehman Brothers Holding Inc. announced that it had begun bankruptcy proceedings, the Telecom Italia Group had derivative transactions hedging financial risks on existing financial payables with Lehman Brothers International Europe Ltd and Lehman Brothers Special Financing Inc. that were guaranteed by Lehman Brothers Holding Inc.

After the announcement, the Telecom Italia Group initiated legal action aimed at the early termination of those transactions and to recover the receivable. As a consequence of that action, since the Telecom Italia Group had a credit position with Lehman Brothers International Europe Ltd and Lehman Brothers Special Financing Inc., it wrote down that receivable to estimated realizable value for a total amount of 58 million of euro.

The increase of 158 million of euro in finance expenses, fair value adjustments of derivatives and other items includes 70 million of euro for the effect of higher interest rates and the change in debt exposure, 36 million of euro for fair value adjustments of derivatives qualifying and not qualifying for hedge accounting, expenses generated by discounting to present value the debt on the purchase of the 3G mobile telephone licenses by the Brazil Business Unit (32 million of euro) and other minor items.

Income tax expense

Income tax expense totals 653 million of euro and decreased by 1,030 million of euro compared to 2007. The reduction is mainly due to the following factors:

•

lower tax rates applied in calculating the current income tax in Italy: the IRES tax rate was reduced from 33% to 27.5% and the IRAP tax rate from 4.25% to 3.90% compared to 2007, with a total impact on the Parent, Telecom Italia, of 137 million of euro;

•

deferred tax assets recorded by some Group companies which became recoverable starting in 2008 (about 90 million of euro). The year 2007 had benefited from the net recovery of withholding taxes on interest earned prior to January 1, 2004 in favor of subsidiaries residing in the European Union, for 96 million of euro;

•	tax realignment, with a net benefit of 515 million of euro, effected by some Group companies as allowed by Law 244 dated

Report on operations	27

Review of financial and operating performance - Telecom Italia Group

November 24, 2007, art. 1, paragraph 48 on the basis of which after recording a substitute tax of 533 million of euro, income was posted for 1,048 million of euro arising from deferred tax adjustments;

•	lower taxable income.

Loss from Discontinued operations/Non current assets held for sale

The loss from Discontinued operations/Non-current assets held for sale is 29 million of euro (a loss of 186 million of euro in 2007) and mainly includes the following:

•	the negative contribution of Liberty Surf group up to the date of its disposal for -188 million of euro (- 222 million of euro for the full-year 2007);

•

the gain of 160 million of euro, net of transaction costs, for the August 26, 2008 sale of the entire investment held in Liberty Surf Group S.A.S. (the holding company for BroadBand activities in France).

In 2007, besides the above, this item included 36 million of euro for the partial release of a provision net of additional charges for accruals and expenses connected with sales transactions which took place in prior years.

•	Consolidated balance sheet and financial performance

Balance sheet structure

(millions of euro )	12/31/2008	12/31/2007 (1)	Change	12/31/2007
ASSETS
Non-current assets	70,942	70,056	886	70,688
of which Goodwill	43,891	44,171	(280)	44,420
Current assets	14,684	17,352	(2,668)	16,737
Discontinued operations/Non-current assets held for sale	9	768	(759)	—

	85,635	88,176	(2,541)	87,425

EQUITY AND LIABILITIES
Equity	26,856	26,985	(129)	26,985
Non-current liabilities	40,356	41,263	(907)	41,278
Current liabilities	18,423	18,997	(574)	19,162
Liabilities directly associated with Discontinued operations/Non-current assets held for sale	—	931	(931)	—

	85,635	88,176	(2,541)	87,425

(1)	For comparison purposes, the data at 12/31/2007 has been prepared by considering Liberty Surf group in Discontinued operations/Non-current assets held for sale.

Report on operations	28

Review of financial and operating performance - Telecom Italia Group

•	Net financial debt and cash flows

Net financial debt

Net financial debt at December 31, 2008 amounts to 34,039 million of euro, with a reduction of 1,662 million of euro compared to 35,701 million of euro at year-end 2007. Net debt is composed as follows:

(millions of euro )	12/31/2008	12/31/2007 (2)	Change	12/31/2007
NON-CURRENT FINANCIAL LIABILITIES
Bonds	25,680	27,559	(1,879)	27,559
Amounts due to banks, other financial payables and other financial liabilities	9,134	7,671	1,463	7,683
Finance lease liabilities	1,713	1,809	(96)	1,809

	36,527	37,039	(512)	37,051

CURRENT FINANCIAL LIABILITIES (1)
Bonds	4,497	4,521	(24)	4,521
Amounts due to banks, other financial payables and other financial liabilities	1,496	1,807	(311)	1,802
Finance lease liabilities	274	262	12	262

	6,267	6,590	(323)	6,585

Financial liabilities directly associated with Non-current assets held for sale	—	701	(701)	—

TOTAL GROSS FINANCIAL DEBT	42,794	44,330	(1,536)	43,636

NON-CURRENT FINANCIAL ASSETS
Securities other than investments	(15)	(9)	(6)	(9)
Financial receivables and other financial assets	(2,648)	(686)	(1,962)	(686)

	(2,663)	(695)	(1,968)	(695)

CURRENT FINANCIAL ASSETS
Securities other than investments	(185)	(387)	202	(390)
Financial receivables and other financial assets	(491)	(1,065)	574	(377)
Cash and cash equivalents	(5,416)	(6,449)	1,033	(6,473)

	(6,092)	(7,901)	1,809	(7,240)

Financial assets included in Non-current assets held for sale	—	(33)	33	—

TOTAL FINANCIAL ASSETS	(8,755)	(8,629)	(126)	(7,935)

TOTAL NET FINANCIAL DEBT	34,039	35,701	(1,662)	35,701

(1) of which the current portion of medium/long-term debt:

Bonds	4,497	4,521	(24)	4,521
Amounts due to banks, other financial payables and other financial liabilities	684	1,072	(388)	1,074
Finance lease liabilities	274	262	12	262

(2)	For comparison purposes, the data at 12/31/2007 has been prepared by considering Liberty Surf group in Discontinued operations/Non-current assets held for sale.

The non-current portion of gross financial debt totals 36,527 million of euro at December 31, 2008 (37,039 million of euro at year-end 2007) and corresponds to 85% of total gross financial debt. The composition of net financial debt, besides the effect of debt repayments which are higher than new proceeds, is particularly impacted by the fair value measurement of hedging derivatives and relative underlying hedged items, with such measurement recognized in both financial liabilities and financial assets.

The financial risk management policies of the Telecom Italia Group are directed towards diversifying market risks, fully hedging exchange rate risk and minimizing interest rate exposure by an appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments.

Report on operations	29

Review of financial and operating performance - Telecom Italia Group

The Group defines an optimum composition for the fixed-rate and floating-rate debt structure and uses derivative financial instruments to achieve that prefixed composition. Taking into account the Group’s operating activities, the optimum blend of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, at around 70% for the fixed-rate component and 30% for the floating-rate component.

In managing market risk, the Group adopts a “guideline policy for debt management using derivative instruments” and mainly uses IRS and CCIRS derivative financial instruments. Additional details are provided in the Note “Derivatives”.

Derivative financial instruments are designated as fair value hedges for the management of exchange rate risk on financial instruments denominated in currencies other than the euro and for the management of interest rate risk on fixed-rate loans. Derivative financial instruments are designated as cash flow hedges when the objective is to fix the exchange rate and interest rate of future variable contractual flows.

The volatility that was a distinguishing factor of the financial markets in the last quarter of 2008, especially in reference to the levels of interest and exchange rates, positively affected the fair value measurement of derivatives hedging future variable contractual flows and, consequently, reduced the Group’s net financial debt. This measurement does not entail an actual financial adjustment and its accounting effects are deferred in a specific Equity reserve, with an offsetting entry to the net financial debt of the Group.

The following chart summarizes the main transactions which had an impact on the change in net financial debt during 2008:

(*)	Net of monetary flows of assets sold

Report on operations	30

Review of financial and operating performance - Telecom Italia Group

Net operating free cash flow

(millions of euro)	2008	2007	Change
EBITDA	11,367	11,668	(301)
Capital expenditures on an accrual basis	(5,365)	(5,370)	5
Change in net operating working capital:	(513)	219	(732)
Change in inventories	(74)	(16)	(58)
Change in trade receivables and net amounts due on construction contracts	748	79	669
Change in trade payables (*)	(1,077)	1,025	(2,102)
Other changes in operating receivables/payables	(110)	(869)	759
Change in provisions for employees benefits	233	(214)	447
Change in operating provisions and Other changes	(249)	169	(418)

Net operating free cash flow	5,473	6,472	(999)

(*)	Including the change in trade payables for amounts due to fixed asset suppliers.

The positive contribution by EBITDA to Net operating free cash flow was countered by capital expenditure requirements and the change in net operating Working capital of - 513 million of euro. Specifically, the positive effect of the reduction of 748 million of euro in Trade receivables, generated by steps taken in respect of the management of receivables and improvements in collection capabilities, in addition to the decline in sales levels, was more than offset by the negative impact of lower Trade payables (-1,077 million of euro). The decrease in Trade payables was generated both by the programs to cut costs and capital expenditures, which had a greater effect in the second part of the year, and the fact that the last quarter of 2007 recorded a significant increase in capital expenditures, whose payment was made, at the due date, in the early part of 2008.

Capital expenditures flow

Capital expenditures flow is 5,365 million of euro and has remained basically unchanged compared to 2007. The breakdown is as follows:

	2008		2007
(millions of euro)		%		%	Change
Domestic	3,658	68.2	4,064	75.7	(406)
Brazil	1,348	25.1	865	16.1	483
European BroadBand	352	6.6	358	6.7	(6)
Media, Olivetti and Other Operations	54	1.0	93	1.7	(39)
Adjustments and Eliminations	(47)	(0.9)	(10)	(0.2)	(37)

Total	5,365	100.0	5,370	100.0	(5)

The percentage of capital expenditures to revenues went from 17.3% in 2007 to 17.8% in 2008. The increase of 483 million of euro in the Brazil Business Unit is due to the purchase of the mobile telephone licenses for operating 3G services. Reference should be made to “Business Units of the Telecom Italia Group” for an in-depth analysis of the trend of capital expenditures in the individual Business Units.

The following also had an effect on net financial debt during 2008:

Disposal of investments and other divestitures flow

The disposal of investments and other divestitures flow amounts to 599 million of euro (1,074 million of euro in 2007). The amount mainly refers to the disposal of Liberty Surf group in August 2008 (744 million of euro, including the deconsolidation of the net financial debt of the subsidiary sold), the sale of the Pay-per-View business segment in December by Telecom Italia Media (16 million of euro), net of cash flows used during the period by the companies sold, as well as the reimbursement of capital and distribution of dividends by associates.

Report on operations	31

Review of financial and operating performance - Telecom Italia Group

Treasury shares buyback flow

The treasury shares buyback flow refers to the purchase of 25 million of Telecom Italia ordinary shares in September to service the management incentive plan called “Performance Share Granting 2008”.

The buyback was carried out through the financial agent Mediobanca which operated with a mandate for the purchase of the shares on behalf of the Company in complete autonomy and independently of Telecom Italia and in accordance with the “Regulation of the markets organized and operated by Borsa Italiana S.p.A.” and the relative instructions.

The buyback required a total outlay of 27 million of euro, corresponding to an average price per share of euro 1.08451 (including agent fees).

Financial investments flow

In 2008, financial investments were made for 6 million of euro, of which 5 million of euro was used for the Media Business Unit’s purchase of a 9% stake in Air P TV Development Italy S.r.l. (now named DAHLIA TV S.r.l.) as part of the agreement for the disposal of the Pay-per-View business. In 2007, financial investments amounted to 635 million of euro and mainly referred to the acquisition of the AOL Internet activities in Germany.

Finance expenses, taxes and other net non-operating requirements flow

These mainly include the payment of taxes and net finance expenses during the year and the change in non-operating receivables and payables.

***

In the fourth quarter of 2008, net financial debt decreased by 1,731 million of euro, from 35,770 million of euro at September 30, 2008 to 34,039 million of euro at December 31, 2008. The reduction is the result of positive operating factors and the exchange differences on the translation of financial statements in currencies other than the Euro and the fair value measurement of derivatives.

***

The following should also be mentioned with respect to net financial debt:

Sale of receivables to factoring companies

The sale of receivables to factoring companies finalized in 2008 led to a positive effect on net financial debt at December 31, 2008 of 794 million of euro (755 million of euro at December 31, 2007).

Gross financial debt

Bonds

Bonds at December 31, 2008 are recorded for 30,177 million of euro (32,080 million of euro at December 31, 2007). Their nominal repayment amount is 28,820 million of euro, with a reduction of 2,466 million of euro compared to December 31, 2007 (31,286 million of euro).

Report on operations	32

Review of financial and operating performance - Telecom Italia Group

Changes in bonds during 2008 are as follows:

	Currency	Amount (millions)
NEW ISSUES			Issue date
Telecom Italia Finance S.A., issue, guaranteed by Telecom Italia S.p.A., for 138.83 million of euro, Euribor 3M + 1.3%, maturing 6/14/2010	Euro	138.83	6/12/2008
Telecom Italia Capital S.A., issue, guaranteed by Telecom Italia S.p.A, for USD 1 billion 6.999%, maturing 6/4/2018	USD	1,000	6/4/2008
Telecom Italia Capital S.A., issue, guaranteed by Telecom Italia S.p.A. for USD 1 billion 7.721%, maturing 6/4/2038	USD	1,000	6/4/2008

REPAYMENTS			Repayment date
Telecom Italia Finance S.A. 5.875%, issued guaranteed by Telecom Italia S.p.A.	Euro	1,659	1/24/2008
Telecom Italia S.p.A. Floating Rate Notes Euribor 3M + 0.22%	Euro	750	6/9/2008
Telecom Italia Finance S.A. Euro 499,669,000 Floating Rate Extendable Notes, issue guaranteed by Telecom Italia S.p.A.	Euro	360.84	9/14/2008
Telecom Italia Capital S.A. USD 1,000,000,000, issue guaranteed by Telecom Italia S.p.A.	USD	1,000	11/15/2008

BUYBACKS
Telecom Italia S.p.A., 850 million of euro 5.25% maturing 2055	Euro	180
Telecom Italia S.p.A., 750 million of euro 4.75% maturing 2014	Euro	77
Telecom Italia Finance S.A., 1,050 million of euro 7.75% maturing 2033	Euro	35
Telecom Italia Finance S.A., 1,500 million of euro 5.15% maturing 2009	Euro	50
Telecom Italia Finance S.A., 2,210 million of euro 6.575% maturing 2009	Euro	107

NOTES

Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group. These total 348 million of euro (nominal amount) at December 31, 2008 and during 2008 increased by 51 million of euro (297 million of euro at December 31, 2007).

Telecom Italia Finance S.A. bonds (2,000 million of euro 7.25%, maturing date of April 2011). The coupons were increased by 0.25% due to a change in the credit rating by S&P’s in March 2008. The step-up was applied starting from the April 2008 coupon; the new rate is now equal to 7.50%. The coupon was not affected by the downgrade made by Fitch’s Rating.

Telecom Italia Finance S.A. Euro 499,669,000 Guaranteed Floating Rate Extendable Notes due 2008. In accordance with the Terms and Conditions, the holders of the bonds for a notional amount of euro 360,839,000 renounced the right to the possibility of extending the maturity date to 2010 and this amount was duly repaid on September 14, 2008. On June 12, 2008, bonds were issued for the residual amount and are denominated “Telecom Italia Finance S.A. Euro 138,830,000 Guaranteed Floating Rate Extendable Notes due 2010” maturing on June 14, 2010.

Bond buybacks: during 2008, the Telecom Italia Group bought back bonds across the entire range of maturity dates in order to:

•	give investors a further possibility of monetizing their position, increasing the security’s level of liquidity at a time of financial market uncertainty;

•	partially repay some debt securities before maturity, increasing the overall return of the Group’s liquidity without inviting any additional risks.

Report on operations	33

Review of financial and operating performance - Telecom Italia Group

Revolving Credit Facility and Term Loan

The composition and drawdown of the syndicated committed credit lines available at December 31, 2008, represented by the Term Loan (TL) of 1.5 billion of euro expiring 2010 and the Revolving Credit Facility (RCF) for a total of 8 billion of euro expiring August 2014, are presented in the following table:

(billions of euro)	12/31/2008		12/31/2007
	Agreed	Drawn down	Agreed	Drawn down
Term Loan - expiring 2010	1.5	1.5	1.5	1.5
Revolving Credit Facility - expiring 2014	8.0	1.5	8.0	1.5

Total	9.5	3.0	9.5	3.0

Lehman Brothers Bankhaus AG London Branch bank is the Lender of the Revolving Credit Facility and Term Loan for the following amounts:

•	under the RCF, the bank has a commitment for 127 million of euro of which 23.8 million of euro has been disbursed;

•	under the TL, the bank has a commitment for 19.9 million of euro, for an amount completely disbursed.

With regard to Lehman Brothers Bankhaus AG’s commitment, the Telecom Italia Group has not received any communication from Lehman Brothers Bankhaus AG, or from its representatives or directors or Agent of the committed facilities which, at this time, entail changes compared to the situation prior to the bankruptcy of Lehman Brothers Holding Inc.

Maturities of financial liabilities and average cost of debt

The average maturity of non-current financial liabilities (including the current portion of medium/long-term financial liabilities) is 7.79 years.

The Group’s average cost, considered as the cost for the period calculated on an annual basis and derived from the ratio of debt-related expenses to average exposure, is equal to about 6%.

The maturities of financial liabilities in terms of both the carrying amount (including measurements based on fair value adjustments and amortized cost, included in accrued expenses) and the expected nominal repayment amount, as contractually agreed, are as follows:

Maturities of financial liabilities:

(millions of euro) Maturing by 12/31 of the year:	Carrying amount	Nominal repayment amount
2009 (*)	6,267	5,110
2010	5,361	5,214
2011	4,823	4,742
2012	3,553	3,533
2013	3,799	3,756
After 2013	18,991	17,863

Total gross financial debt	42,794	40,218

(*)	Including the carrying amount and nominal repayment amount of current liabilities, respectively, of 812 million of euro and 782 million of euro.

Current financial assets and Liquidity margin

Current financial assets amount to 6,092 million of euro (7,901 million of euro at December 31, 2007). The available liquidity margin of the Telecom Italia Group, calculated as the sum of Cash and cash equivalents and Securities other than investments, totals 5,601 million of euro at December 31, 2008 (6,836 million of euro at December 31, 2007) which, together with unused committed credit lines of 6.5 billion of euro, allows a broad coverage of the Group’s repayment obligations over the next 18-24 months.

***

Report on operations	34

Review of financial and operating performance - Telecom Italia Group

Treasury policies

The Group employs a variety of instruments to finance its operations and raise liquidity. The instruments used are bond issues, alongside committed and uncommitted bank lines.

Telecom Italia has a centralized treasury function which operates in the interests of the entire Group:

•	allocating liquidity where necessary

•	obtaining excess cash resources from the Group companies

•	guaranteeing an adequate level of liquidity compatible with individual needs

•	acting on behalf of its subsidiaries to negotiate bank lines

•	providing financial consulting services to its subsidiaries

These activities reduce the Group companies’ need to seek bank lines and enable those companies to obtain better conditions from the banking system by keeping a constant watch over cash flows and ensuring a more efficient use of liquidity in excess of requirements.

•	Consolidated equity

Consolidated equity amounts to 26,856 million of euro (26,985 million of euro at December 31, 2007), of which 26,126 million of euro is attributable to the equity holders of the Parent (25,922 million of euro at December 31, 2007) and 730 million of euro is attributable to Minority Interest (1,063 million of euro at December 31, 2007). Details of the changes in equity are as follows:

(millions of euro)	2008	2007
At beginning of the year	26,985	27,098
Bond conversions, assignments of equity instruments and purchase of treasury shares	(26)	2
Profit attributable to equity holders of the Parent and Minority interest	2,215	2,455
Dividends declared by:	(1,668)	(2,840)
- Telecom Italia S.p.A.	(1,609)	(2,766)
- Other Group companies	(59)	(74)
Movements in the fair value reserve of available-for-sale assets and derivative hedging instruments	225	74
Translation differences, changes in the scope of consolidation and other changes	(875)	196

At end of the year	26,856	26,985

•	Discontinued operations

On August 26, 2008, the Group finalized the sale to Iliad S.A. of the entire investment held by Telecom Italia in Liberty Surf Group S.A.S., the Internet Service Provider operating in France mainly with Telecom Italia’s Alice brand.

In accordance with post-closing contractual price adjustment mechanisms, on November 14, 2008, a Settlement Agreement was signed on the basis of which Telecom Italia paid Iliad a total amount of 10 million of euro for the post-closing price adjustment based on the change in the net financial position and in the number of customers at the closing date.

The effects of the sale on the consolidated financial statements at December 31, 2008, calculated on the basis of the Enterprise Value of the sale, equal to 800 million of euro, and a Net financial debt of the company estimated at the time of sale at approximately 300 million of euro, are:

•	a reduction in the net financial debt of the Telecom Italia Group of 744 million of euro, including the deconsolidation of the net financial debt of the subsidiary sold;

•	a positive impact on the consolidated income statement of 160 million of euro, net of transaction costs.

Furthermore, at the time of sale, on August 26, 2008, a contract was signed for the supply of technical services to Liberty Surf group by Telecom Italia S.p.A. under which Telecom Italia S.p.A. agrees to supply IT and network services and technical support for the migration of the customer base. The annual fee to which Telecom Italia is entitled is 15 million of euro and the contract period is 12 months and can be extended to 18 months.

Report on operations	35

Review of financial and operating performance - Telecom Italia Group

Events subsequent to December 31, 2008

With regard to significant subsequent events, reference should be made to the specific Note “Events subsequent to December 31, 2008” in the consolidated financial statements at December 31, 2008 of the Telecom Italia Group.

Business outlook for the Year 2009

The Telecom Italia Group confirms its current year profit and financial targets announced at the end of 2008 during the presentation of the Group’s 2009-2011 Three-year Plan.

The main profit and financial targets for the full-year 2009 are:

•	Organic revenues and EBITDA margin (at the same exchange rates and scope of consolidation in 2009) stable against 2008;

•	Capital expenditures for approximately 4.8 billion of euro;

•	Net debt/EBITDA ratio at about 2.9 at year-end 2009.

Major risks and uncertainties

The future outlook for the year 2009 may be influenced by risks and uncertainties generated by a number of factors, the major part of which is outside the Group’s control.

A description of the main risk factors and uncertainties that could affect the Telecom Italia Group’s operations in 2009 is provided below.

Macroeconomic performance

From the macroeconomic standpoint, the crisis currently affecting the global economy, a crisis expected to continue for the whole of 2009, takes the form of a general contraction in consumption, but shows different levels of intensity in different geographical areas and different markets. With regard to the Italian market, the recession is expected to have the greatest impact on the demand for investments and on the purchase of consumer durable goods and articles of mass-consumption, whereas it is expected to have less impact on services like telecommunications. In 2009, the GDP is expected to fall by approximately -2%.

As for the South American market, and especially Brazil, it is important to highlight the fact that, for the time being, the volatility that has traditionally typified these economies during international economic crises is much less pronounced than in the past. In fact, the whole continent seems to be more favorably placed than in the past to tackle the current economic problems, for the following reasons:

•	greater political stability as a result of measures intended to make structural improvements to the economy and the social system;

•	a fiscal surplus, generated by high levels of economic growth, combined with record commodities prices and an accumulation of currency reserves;

•	effective control of inflation, with the partial exception of Argentina;

•	strong discipline with regard to monetary policy;

•	a relatively low unemployment rate.

In this context, the outlook for 2009 is for modest economic growth. After years of sustained growth, uncontrolled volatility is not expected to affect any of the main macroeconomic areas (inflation rates, interest rates and exchange rates) of Latin America’s largest countries, particularly Brazil. In fact, Brazil has made significant progress, having reached an “energy breakeven” and now has solid “food reserves”. These factors mean that the country is less vulnerable than it was in the past to external shocks.

Trend of the Telecommunications market

Telecommunications is proving to be one of the industrial segments least affected by pro-cyclical trends since our society has an increasing need to communicate. Communications now play a crucial role in the sector as an enabler and multiplier of productivity. This is also confirmed by the continuous growth in the demand for mobile telephone-based data services, such as accessing e-mail and surfing the Internet using the now widely adopted “3G” technology.

Report on operations	36

Events subsequent to December 31, 2008 - Business outlook for the Year 2009

In addition, the macroeconomic context may weigh heavily on the development prospects of the Domestic market, particularly with regard to the next phase of value-added services penetration and the volume of business. This applies particularly to the business clientele segment (professionals and small and medium-size businesses), where it is more likely that the change in the macroeconomic scenario could have a negative effect on Revenues. If so, this negative trend could affect expected Revenues from all sales of Telecommunication services and products.

In South America, and even more markedly in Brazil, further growth is expected in the telecommunications market, especially in the segments of mobile services and broadband. In the broadband segment, mobile broadband is expected to constitute a particularly competitive alternative to fixed-line broadband, given that upgrading the fixed-line network in a way that would offer the level of service already available on HSDPA networks (like that of Tim Brasil) would be extremely expensive. Upgrading the network in Brazil is a far more onerous process than in Italy, which has a more compact geography and where the existing network is of a higher standard.

With this in mind, Tim Brasil will concentrate some of its investments on developing the mobile broadband network in selected geographical areas with the aim of augmenting its market share in the broadband segment. Meanwhile it will continue to pay special attention to the balance between capital expenditures and the relative returns on capital.

In this general context, since the company is well aware of the extent of the global crisis and of the possible impact on its business performance, it is constantly monitoring the performance of its most exposed business segments and is already proceeding with plans to improve efficiency and optimize expenditures. These measures will ensure that it reaches its objectives in terms of generating cash flows and reducing its level of indebtedness.

Financial risks

In a scenario of highly volatile financial markets dominated by uncertainties, Telecom Italia proceeded to refinance its debt during the early months of 2009 by issuing bonds for 500 million of euro and signing a loan contract with the EIB for 600 million of euro.

The Telecom Italia Group practices a centralized financial risk management policy for market, credit and liquidity risks, for example, by defining the guidelines for directing operations, identifying the most appropriate financial instruments to meet prefixed objectives, monitoring the results achieved and excluding the use of financial instruments for speculative purposes.

The Group pursues the objective of achieving an “adequate level of financial flexibility” which is expressed by maintaining a treasury margin in terms of liquid resources and syndicated committed credit lines which makes it possible to cover refinancing requirements at least for the next 12-18 months.

The specific context of the financial markets has persuaded the Telecom Italia Group to adopt an attitude that is more conservative than the one mentioned above, and – at the end of 2008 – the Telecom Italia Group has a treasury margin capable of meeting repayment obligations for the next 24 months. The Group can therefore wait for the best time to enter the financial market, without making a change in its 2009 target of refinancing part of its maturing debt and still maintain a high treasury margin in order to avoid any unforeseen market tension.

For additional details, reference should be made to the Note “Financial risk management” in the annual consolidated financial statements at December 31, 2008 of the Telecom Italia Group.

Report on operations	37

Business outlook for the Year 2009

Consolidated financial statements - Telecom Italia Group

Consolidated income statements

	Year 2008	Year 2007	Change
(million of euro)	(a)	(b)	(a-b)%
Revenues	30,158	31,013	(855)	(2.8)
Other income	356	406	(50)	(12.3)

Total operating revenues and other income	30,514	31,419	(905)	(2.9)

Acquisition of goods and services	(13,876)	(14,255)	379	(2.7)
Employee benefits expenses	(4,220)	(3,822)	(398)	10.4
Other operating expenses	(1,696)	(2,231)	535	(24.0)
Changes in inventories	114	11	103
Internally generated assets	531	546	(15)	(2.7)
OPERATING PROFIT BEFORE DEPRECIATION AND AMORTIZATION, CAPITAL GAINS (LOSSES) AND IMPAIRMENT REVERSALS (LOSSES) ON NON-CURRENT ASSETS (EBITDA)	11,367	11,668	(301)	(2,6)

Deprecation and amortization	(5,906)	(5,674)	(232)	4.1
Gains (losses) on disposals of non-current assets	35	5	30	°
Impairment reversals (losses) on non-current assets	(33)	(44)	11	(25.0)
OPERATING PROFIT (EBIT)	5,463	5,955	(492)	(8.3)

Share of profits (losses) of associates and joint ventures accounted for using the equity method	64	86	(22)	(25.6)
Other income (expenses) from investments	4	467	(463)	(99.1)
Finance income	3,724	2,908	816	28.1
Finance expenses	(6,358)	(5,092)	(1,266)	24.9
PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	2,897	4,324	(1,427)	(33.0)

Income tax expense	(653)	(1,683)	1,030	(61.2)
PROFIT FROM CONTINUING OPERATIONS	2,244	2,641	(397)	(15.0)

Profit or loss from Discontinued operations/ Non-current assets held for sale	(29)	(186)	157	(84.4)
PROFIT FOR THE YEAR	2,215	2,455	(240)	(9.8)
of witch:
* Profit attributable to equity holders of the Parent	2,214	2,448	(234)	(9.6)
* Profit (loss) attributable to Minority Interest	1	7	(6)	(85.7)

Report on operations	38

Consolidate financial statements - Telecom Italia Group

Consolidated balance sheets

(millions of euro)	12/31/2008 (a)	12/31/2007 restated (1) (b)	Change (a-b)	12/31/2007
ASSETS
NON-CURRENT ASSETS
Intangible assets
Goodwill	43,891	44,171	(280)	44,420
Intangible assets with a finite useful life	6,492	6,750	(258)	6,985
	50,383	50,921	(538)	51,405

Tangible assets
Property, plant and equipment owned	14,252	15,338	(1,086)	15,484
Assets held under finance leases	1,410	1,450	(40)	1,450
	15,662	16,788	(1,126)	16,934

Other non-current assets
Investments in associates and joint ventures accounted for using the equity method	496	484	12	484
Other investments	57	57	—	57
Securities, financial receivables and other non-current financial assets	2,663	695	1,968	695
Miscellaneous receivables and other non-current assets	694	864	(170)	866
Deferred tax assets	987	247	740	247
	4,897	2,347	2,550	2,349

TOTAL NON-CURRENT ASSETS (A)	70,942	70,056	886	70,688

CURRENT ASSETS
Inventories	379	307	72	308
Trade and miscellaneous receivables and other current assets	8,101	9,043	(942)	9,088
Current income tax receivables	73	101	(28)	101
Investments	39	—	39	—
Securities other than investments	185	387	(202)	390
Financial receivables and other current financial assets	491	1,065	(574)	377
Cash and cash equivalents	5,416	6,449	(1,033)	6,473
Current assets sub-total	14,684	17,352	(2,668)	16,737
Discontinued operations/Non-current assets held for sale
of a financial nature	—	33	(33)	—
of a non-financial nature	9	735	(726)	—
	9	768	(759)	—

TOTAL CURRENT ASSETS (B)	14,693	18,120	(3,427)	16,737

TOTAL ASSETS (A+B)	85,635	88,176	(2,541)	87,425

Report on operations	39

Consolidate financial statements - Telecom Italia Group

(millions of euro)	12/31/2008 (a)	12/31/2007 restated (1) (b)	Change (a-b)	12/31/2007
EQUITY AND LIABILITIES
EQUITY
Equity attributable to equity holders of the Parent	26,126	25,922	204	25,922
Equity attributable to Minority Interest	730	1.063	(333)	1,063
TOTAL EQUITY (C)	26,856	26,985	(129)	26,985

NON-CURRENT LIABILITIES
Non-current financial liabilities	36,527	37,039	(512)	37,051
Employee benefits	1,212	1,151	61	1,151
Deferred tax liabilities	386	584	(198)	586
Provisions	692	902	(210)	903
Miscellaneous payables and other non-current liabilities	1,539	1,587	(48)	1,587
TOTAL NON-CURRENT LIABILITIES (D)	40,356	41,263	(907)	41,278

CURRENT LIABILITIES
Current financial liabilities	6,267	6,590	(323)	6,585
Trade and miscellaneous payables and other current liabilities	10,896	12,210	(1,314)	12,380
Current income tax payables	1,260	197	1,063	197
Current liabilities sub-total	18,423	18.997	(574)	19,162

Liabilities directly associated with Discontinued operations/Non-current assets held for sale
of a financial nature	—	701	(701)	—
of a non-financial nature	—	230	(230)	—
	—	931	(931)	—

TOTAL CURRENT LIABILITIES (E)	18,423	19,928	(1,505)	19,162

TOTAL LIABILITIES (F=D+E)	58,779	61,191	(2,412)	60,440

TOTAL EQUITY AND LIABILITIES (C+F)	85,635	88,176	(2,541)	87,425

(1)	For purposes of comparisons with June 30, 2008, the figures at December 31, 2007 have been restated in order to consider the Liberty Surf group within discontinued operations.

Report on operations	40

Consolidate financial statements - Telecom Italia Group

Consolidated cash flows statements

(millions of euro)	Year 2008	Year 2007
CASH FLOWS FROM OPERATING ACTIVITIES:

Profit from continuing operations	2,244	2,641
Adjustment for:
Depreciation and amortization	5,906	5,674
Impaiment losses (reversals) of non-current assets (including investments)	233	(34)
Net change in deferred tax assets and liabilities	(1,043)	931
Losses (gains) realized on disposals of non-current assets (including investments)	(37)	(467)
Share of losses (profits) of associates and joint ventures accounted for using the equity method	(64)	(86)
Change in employee benefits	233	(214)
Change in inventories	(74)	(16)
Change in trade receivables and net receivables on construction contracts	748	79
Change in trade payables	(637)	783
Net change in miscellaneous receivables/payables and other assets/liabilities	896	(520)
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES (A)	8,405	8,771

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of intangible assets on an accrual basis	(2,514)	(2,253)
Purchase of tangible assets on an accrual basis	(2,851)	(3,117)

Total purchase of intangible and tangible assets on an accrual basis	(5,365)	(5,370)
Change in amounts due to fixed asset suppliers	(440)	242

Total purchase of intangible and tangible assets on a cash basis	(5,805)	(5,128)
Acquisition of subsidiaries and businesses, net of cash acquired	—	(636)
Acquisition of other investments	(6)	(1)
Change in financial receivables and other financial assets	(1,612)	201
Proceeds from sale of subsidiaries, net of cash disposed of	452	4
Proceeds from sale/repayment of intangible, tangible and other non-current assets	97	1.162
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES (B)	(6,874)	(4,398)

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in current financial liabilities and other	1,267	202
Proceeds from non-current financial liabilities (including current portion)	2,357	2,622
Repayments of non-current financial liabilities (including current portion)	(4,315)	(5,218)
Proceeds from equity instruments	1	—
Considerations paid for equity instruments	(27)	—
Dividends paid	(1,665)	(2,831)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES (C)	(2,382)	(5,225)

CASH FLOWS FROM (USED IN) DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE (D)	(10)	72

AGGREGATE CASH FLOWS (E=A+B+C+D)	(861)	(780)

NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR (F)	6,204	6,960
Net foreign exchange differences on net cash and cash equivalents (G)	(117)	24
NET CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR (H=E+F+G)	5,226	6,204

Report on operations	41

Consolidate financial statements - Telecom Italia Group

Additional cash flow information:

(millions of euro)	Year 2008	Year 2007
Income taxes (paid) received	(633)	(501)
Interests expense paid	(3,429)	(3,752)
Interests income received	1,256	1,513
Dividends received	49	59

ANALYSIS OF NET CASH AND CASH EQUIVALENTS:

(millions of euro)	Year 2008	Year 2007
NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR:
Cash and cash equivalents - from continuing operations	6,449	7,260
Bank overdrafts repayable on demand - from continuing operations	(275)	(258)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	30	5
Bank overdrafts repayable on demand - from Discontinued operations/Non-current assets held for sale	—	(47)
	6,204	6,960

NET CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR:
Cash and cash equivalents - from continuing operations	5,416	6,449
Bank overdrafts repayable on demand - from continuing operations	(190)	(275)
Cash and cash equivalents - from Discontinued operations/Non-current assets for sale	—	30
Bank overdrafts repayable on demand - from Discontinued operations/Non-current assets held for sale	—	—
	5,226	6,204

Report on operations	42

Consolidate financial statements - Telecom Italia Group

Highlights - Business Units of the Telecom Italia Group

The data of the Telecom Italia Group is presented in this Annual Report 2008 according to the following operating segments:

•

Domestic Business Unit: domestic operations of Fixed-line Telecommunications (divided into Retail Voice, Internet, Data business and Wholesale) and Mobile Telecommunications as well as the relative support activities

•	Brazil Business Unit: Telecommunications operations in Brazil

•	European BroadBand Business Unit: BroadBand services in Germany and the Netherlands

•	Media Business Unit: Television and News activities;

•	Olivetti Business Unit: activities for the manufacture of digital printing systems and office products;

•	Other operations: financial companies and other minor companies not strictly related to the core business of the Telecom Italia Group.

Information by operating segment is as follows:

	Revenues		EBITDA		EBIT		Capital expenditures		Headcount at year end (number)
(millions of euro)	2008	2007	2008	2007	2008	2007	2008	2007	12/31/2008	12/31/2007 restated (1)
Domestic	23,268	24,220	9,998	10,174	5,444	5,751	3,658	4,064	61,816	64,362
Brazil	5,208	4,990	1,217	1,207	189	150	1,348	865	10,285	10,030
European BroadBand	1,274	1,151	245	297	(30)	122	352	358	2,912	3,191
Media	287	263	(59)	(55)	(113)	(117)	50	69	967	1,016
Olivetti	352	408	(30)	(44)	(37)	(66)	3	8	1,194	1,279
Other operations	134	251	11	94	2	63	1	16	651	2,191
Adjustments and Eliminations	(365)	(270)	(15)	(5)	8	52	(47)	(10)	—	—
Totale consolidato	30,158	31,013	11,367	11,668	5,463	5,955	5,365	5,370	77,825	82,069

(1)	For comparison purposes, the data at 12/31/2007 has been prepared by considering Liberty Surf group in Discontinued operations/Non-current assets held for sale.

Report on operations	43

Highlights - Business Units of the Telecom Italia Group

Highlights of the operating data of the Telecom Italia Group Business Units are presented in the following table:

	12/31/2008	12/31/2007	12/31/2006
DOMESTIC FIXED-LINE
Fixed-line network connections in Italy (thousands)	20,031	22,124	23,698
Physical accesses at year-end(Consumer +Business) (thousands)	17,352	19,221	20,540
Voice pricing plans (thousands)	5,834	6,375	6,468
Broadband accesses in Italy (thousands)	8,134	7,590	6,770
of which retail (thousands)	6,754	6,427	5,600
Virgilio page views during year (millions)	16,405	14,737	13,283
Virgilio average daily single visitors (millions)	2.5	2.1	1.8

Network infrastructure in Italy:
- access network in copper (millions of km - pair)	109.3	106.8	105.7
- access and carrier network in optical fiber (millions of km of fiber)	3.9	3.8	3.7

Network infrastructure abroad:
- European backbone (km of fiber)	55,000	55,000	51,000
- Mediterranean (km of submarine cable)	7,000	7,000	7,000
- South America (km of fiber)	30,000	30,000	30,000

Total traffic:
Minutes of traffic on fixed-line network (billions)	144.3	156.8	173.8
- National traffic	125.3	140.1	160.1
- International traffic	19.0	16.7	13.7

DOMESTIC MOBILE
Number of lines at year-end (thousands)	34,797	36,331	32,450
of which Prepaid lines (thousands) (1)	28,660	30,834	28,080
Clientele growth (%)	(4.2)	12.0	13.6
Churn rate (2)	23.6	16.4	18.9
Total outgoing traffic per month (millions of minutes)	3,054	2,766	2,443
Total outgoing and income traffic per month (millions of minutes)	4,316	4,052	3,730
Average monthly revenue per line (3)	20.8	22.2	25.6

BRAZIL
Number of lines at year-end (thousands)	36,402	31,254	25,410

EUROPEAN BROADBAND (4)
Broadband connections in Europe at year-end (thousand)	2,510	2,537	1,138

MEDIA
La7 audience share Free to Air (analog mode) (average during year, in %)	3.1	3.0	3.0
La7 audience share Free to Air (analog mode) (last month of year, in %)	3.0	3.1	3.1

(1)	Excluding “not human” SIM.
(2)

The data refers to total lines. The churn rate for the period represents the number of mobile customers who discontinued service during the period expressed as a percentage of the average number of customers.

(3)	The values are calculated on the basis of revenues from services (including revenues from prepaid cards and revenues from non-domestic traffic) as a percentage of the average number of lines.
(4)

For purposes of comparison, the data presented excludes the broadband accesses of Liberty Surf group (902 thousand at December 31, 2007 and 775 thousand at December 31, 2006) following the sale of the company to Iliad S.A., finalized on August 26, 2008.

Report on operations	44

Highlights - Business Units of the Telecom Italia Group

The Business Units of the Telecom Italia Group

Domestic

•	The Business Unit

The Domestic Business Unit operates as the consolidated market leader in the sphere of telephone and data services on fixed-line and mobile networks for final retail voice customers and other wholesale operators. In the international field, the Business Unit develops fiber optic networks for wholesale customers (in Europe, in the Mediterranean and in South America).

•	The structure of the Business Unit

The Domestic Business Unit is organized as follows (main companies only):

•	Main operating and financial data

Key results by the Domestic Business Unit in 2008 compared to 2007 are presented in the following table:

(millions of euro)	2008	2007	Change
			amount	%	% organic
Revenues	23,268	24,220	(952)	(3.9)	(3.9)
EBITDA	9,998	10,174	(176)	(1.7)	(4.3)
% of Revenues	43.0	42.0
EBIT	5,444	5,751	(307)	(5.3)	(9.5)
% of Revenues	23.4	23.7
Capital expenditures	3,658	4,064	(406)	(10.0)
Headcount at year-end (number)	61,816	64,362	(2,546)	(4.0)

Fixed accesses and mobile lines

At December 31, 2008, the number of retail voice accesses is around 17.4 million, posting a decrease of about 1.9 million compared to December 31, 2007. The Wholesale customer portfolio reached approximately 5 million accesses at year-end 2008, up about 1.5 million from December 31, 2007. The overall Broadband portfolio increased and reached 8.1 million accesses at December 2008 (+544 thousand accesses compared to December 31, 2007) of which 6.8 million are retail and 1.3 million are wholesale.

At December 31, 2008, the number of GSM and UMTS mobile lines of Telecom Italia is approximately 34.8 million (of which 7.3 million are UMTS lines), a decrease from 2007 (-4.2%). At December 31, 2008, Telecom Italia’s market share is 38%, down from December 31, 2007 (40.3%). This reduction can be attributed to greater selectivity in the sales policy focusing on higher-value customers; this strategy is confirmed by the number of postpaid lines (about 6 million at year-end 2008) which increased by 12.5%, accounting for 17.3% of total lines. The decrease is also due to the closing of a higher number of silent lines (over 1.3 million lines were closed down from December 2007 to the end of 2008).

Report on operations	45

The Business Units of the Telecom Italia Group - Domestic

Revenues

Details of the various components of the Business Unit’s revenues are presented as follows:

(millions of euro)	2008	2007	Change
			amount	%
Fixed-line telecommunications	15,000	15,727	(727)	(4,6)
Mobile telecommunications	9,729	9,922	(193)	(1,9)
Eliminations and contribution by central functions	(1,461)	(1,429)	(32)
TOTAL	23,268	24,220	(952)	(3,9)

Fixed-line Telecommunications

In 2008, revenues of the fixed-line Telecommunications area amount to 15,000 million of euro and decreased 727 million of euro from last year (-4.6%). At the organic level, excluding the foreign exchange effect, the change in the scope of consolidation and non-organic elements, revenues fell by 664 million of euro (-4.2%). However, a trend of improvement can be seen during 2008 which was evident in the fourth quarter of 2008 where revenues decreased only 2.3% compared to the corresponding quarter of 2007. The following chart shows the trend of revenues in the major business areas:

Retail voice

	2008		2007		Change
(millions of euro)		%		%	amount	%
Traffic	3,118	41.4	3,524	42.2	(406)	(11.5)
Accesses	3,668	48.7	3,938	47.1	(270)	(6.9)
VAS services	257	3.4	357	4.3	(100)	(28.0)
Telephone products	486	6.5	539	6.4	(53)	(9.8)
Total Retail Voice	7,529	100.0	8,358	100.0	(829)	(9.9)

Report on operations	46

The Business Units of the Telecom Italia Group - Domestic

Retail voice revenues show an ongoing contraction in the customer base and traffic volumes due to the competitive environment in which the company operates. In 2008, the number of Telecom Italia retail voice lines fell by about 1.9 million compared to year-end 2007 (-10%). This was partly prompted by the availability, starting from 2008, of new access solutions to the Telecom Italia network (Wholesale Line Rental) typically targeting customers who had previously migrated their telephone traffic to alternative operators using non-infrastructure solutions such as carrier selection and pre-selection. The impact in terms of lower access revenues (-270 million of euro), for the domestic business, was partly compensated by the growth of national wholesale services.

The national market, following the international trend, continues its migration from fixed-mobile to mobile-mobile solutions. This, in fact, accounts for more than 50% of the total contraction in traffic revenues (-406 million of euro).

In addition to the market changes above, retail voice revenues were also affected during the year by the following:

•	the effect of the reduction in regulated fixed-mobile termination rates (about 100 million of euro entirely compensated by lower interconnection costs with mobile operators)

•	the discontinuance of some obligatory and voluntary Premium services which had a sharp impact on these revenues (-100 million of euro compared to the prior year).

Internet

(millions of euro)	2008		2007		Change
		%		%	amount	%
Narrowband	60	3.7	84	5.7	(24)	(28.6)
Broadband	1,570	96.3	1,384	94.3	186	13.4
of which content/portal	120		78		42	53.8
Total Internet	1,630	100.0	1,468	100.0	162	11.0

The total domestic retail Broadband access portfolio grew by 327,000 from year-end 2007 to 6.8 million at year-end 2008. Within the scope of this expansion of the customer base and consistent with the value strategy followed by the company for the entire year, Flat-rate packages now account for 77% of the total retail Broadband customer portfolio, up 677,000 from year-end 2007. The VoIP customer portfolio reached about 2 million accesses and stands at 30% of total retail Broadband accesses. IPTV expansion continues on the Consumer market (the portfolio is now at 329,000 customers, +249,000 compared to year-end 2007), while offers and web activities are being developed through the Virgilio/Alice portal.

The above sales actions led to a growth in Broadband revenues of 13.4% (+ 186 million of euro).

Business Data

(millions of euro)	2008		2007		Change
		%		%	amount	%
Leased Lines	198	11.5	239	14.3	(41)	(17.2)
Traditional DT	71	4.1	71	4.2	—	—
Innovative DT	480	27.9	510	30.5	(30)	(5.9)
Data products	211	12.3	208	12.4	3	1.4
ICT services	760	44.2	645	38.6	115	17.9
Total Business Data	1,720	100.0	1,673	100.0	47	2.8

Revenues of the Business Data area rose by 47 million of euro (+2.8%) from 2007. This highlights the company’s ability to counter the contraction in data transmission and connectivity services supplied to companies with the development of revenues from ICT services which increased by 115 million of euro (+17.9%).

Report on operations	47

The Business Units of the Telecom Italia Group - Domestic

Wholesale

(millions of euro)	2008		2007		Change
		%		%	amount	%
National wholesale	2,448	64.9	2,374	62.7	74	3.1
International wholesale	1,323	35.1	1,412	37.3	(89)	(6.3)
Total wholesale	3,771	100.0	3,786	100.0	(15)	(0.4)

The customer portfolio of Telecom Italia’s Wholesale division reached about 5 million accesses for telephone services and 1.3 million for Broadband services at year-end 2008. Such dynamics generated a positive impact on the national wholesale business which shows, compared to the correlated revenues from access services to the Telecom Italia network, an increase of 198 million of euro, excluding the impact of the reduction in regulated prices of 85 million of euro.

Despite the effect of lower incoming traffic, revenues from national Wholesale, on the whole, rose by 74 million of euro (+3.1%) over the prior year.

In international Wholesale services where the Telecom Italia Group operates through Telecom Italia Sparkle and its subsidiaries, revenues fell by 89 million of euro (-6.3%) compared to 2007. The reduction is entirely due to lower transit revenues generated by the termination of some contracts beginning in the second quarter of 2007 (producing a total impact of 166 million of euro). Excluding this element, revenues continue to expand and confirm the positive trend of past years.

Mobile Telecommunications

Mobile Telecommunications revenues for 2008 total 9,729 million of euro, down by 193 million of euro from 2007. However, the organic change in the fourth quarter of 2008 is a positive 2.4% against the corresponding quarter of 2007.

The following chart summarizes the trend of the main types of revenues.

Outgoing voice revenues total 4,965 million of euro, with a reduction of 276 million of euro (-5.3%) from 2007. In the fourth quarter, a consumer customer rate repricing policy brought the quarter’s performance in line with the same quarter of the prior year (1,248 million of euro, + 1 million of euro compared to 2007).

Report on operations	48

The Business Units of the Telecom Italia Group - Domestic

Incoming voice revenues of 1,356 million of euro are 158 million of euro (-10.4%) lower than in 2007 due to the reduction in mobile termination prices (-12% compared to 2007).

Value-added services (VAS) revenues amount to 2,173 million of euro and grew by 12.7% compared to 2007. Such growth was boosted by the steady increase in Broadband customers (“web broadband active users”) which rose by 1.4 million to 2.6 million users at year-end 2008.

This scenario led to an increase in interactive VAS service revenues of more than 30% (+ 263 million of euro) which entirely accounts for the above revenue growth over the prior year. Traditional VAS revenues (messaging) are basically in line with the prior year.

The growing contribution of these services is also confirmed by the percentage of VAS revenues to all service revenues which now stands at about 25% (22% in 2007).

Handset sale revenues are 860 million of euro, gaining 86 million of euro over 2007. Although the overall quantity of handsets sold decreased, the growth in revenues was achieved by improving the product mix with handsets in the high-end range (3G, Netbooks and Internet Keys which accounted for more than 60% of handset volume sales in 2008) leading to higher average prices (+24%). This policy was a key factor in contributing to raising innovative VAS penetration.

***

EBITDA

EBITDA amounts to 9,998 million of euro and is 176 million of euro lower than in 2007. The EBITDA margin is 43.0% (up 1.0 percentage points against the prior year).

The organic change in EBITDA compared to 2007 is a negative 460 million of euro (-4.3%) with an EBITDA margin of 44.3% (44.5% in 2007). Details are as follows:

(millions of euro)	2008	2007	Change
HISTORICAL EBITDA	9,998	10,174	(176)
Effect of change in scope of consolidation		11
Effect of change in exchange rates		(4)
Expenses for mobility under Law 223/91	287
Disputes and settlements with other operators	33	448
Termination rates (fixed-fixed) list adjustments		92
Other expenses, net	3	40
Antitrust fine		20

COMPARABLE EBITDA	10,321	10,781	(460)

With regard to changes in costs, the following is noted:

•

acquisition of goods and services totals 9,644 million of euro, with a reduction of 571 million of euro (-5.6%) compared to 2007. The change is mainly due to a decrease in the amount to be paid to other operators following the reduction in the termination rates of voice calls on the networks of other operations from fixed-line and mobile networks and a decrease in International Wholesale transits due to the termination of some contracts beginning in the second quarter of 2007. It should be noted that interconnection costs in 2007 had also been affected by the resolution of disputes of a regulatory nature with other operators;

•	employee benefits expenses are analyzed as follows:

(millions of euro)	2008	2007	Change
Ordinary employee costs and expenses	3,351	3,412	(61)
Expenses for mobility agreements under Law 223/91	287	—	287
Profit bonuses accrued in 2006 and no longer due following agreements with the unions in June 2007	—	(79)	79
Actuarial recalculation of the provision for employee severance indemnity (according to the law on supplementary pension benefits)	—	(51)	51

Total employee benefits expenses	3,638	3,282	356

Report on operations	49

The Business Units of the Telecom Italia Group - Domestic

Excluding, in 2008, the expenses connected with mobility agreements under Law 223/91 and, in the prior year, the benefits associated with the profit bonus and the actuarial recalculation of employee severance indemnity, employee benefits expenses decreased by 61 million of euro. The reduction is due to the decrease in the average headcount which is partly offset by higher costs connected with minimum salary contract increases;

•

other operating expenses amount to 725 million of euro (1,338 million of euro in 2007). The change is mainly due to lower writedowns and expenses connected with credit management (-251 million of euro) and lower accruals to provisions (-248 million of euro) associated with the costs for disputes of a regulatory nature with other operators which arose in the last few months of 2007.

The accruals in connection with credit management set aside in 2008 take in account the assessment of credit risks with consumer and business customers arising from recent changes in the macroeconomic picture and also measures to recover receivables put into place in the fixed-line area.

In 2007, accruals were made in respect of unfavorable developments relating to disputes of a regulatory nature with other fixed-line and mobile telephony operators and also in connection with the management of past due receivables from mobile customers with postpaid contracts and doubtful receivables resulting from contracts terminated with fixed-line customers; higher expenses for credit management were also recorded following settlements reached with other operators.

EBIT

EBIT amounts to 5,444 million of euro and is 307 million of euro (-5.3%) lower than in 2007. The EBIT margin is 23.4% (23.7% in the prior year).

EBIT performance was hurt, apart from the factors commented under EBITDA, by higher depreciation and amortization charges (+171 million of euro), of which 81 million of euro refers to the amortization of intangible assets and 90 million of euro to the depreciation of tangible assets. That negative effect was partly offset by the increase in the net balance of gains (losses) on disposals of non-current assets (+15 million of euro).

The organic change in EBIT is a negative 604 million of euro (-9.5% compared to 2007). The EBIT margin is 24.7% (26.2% in the prior year). Details are as follows:

(millions of euro)	2008	2007	Change
HISTORICAL EBIT	5,444	5,751	(307)
Effect of change in scope of consolidation		11
Effect of change in exchange rates		(2)
Non-organic expenses already described under EBITDA	323	600
Non-recurring gains on sale of properties	(25)	(10)
Other income, net		(4)

COMPARABLE EBIT	5,742	6,346	(604)

Capital expenditures

Capital expenditure total 3,658 million of euro (-406 million of euro compared to 2007). The percentage of capital expenditures to revenues is equal to 15.7% (16.8% in 2007).

Capital expenditures for fixed-line telecommunications totalling 2,500 million of euro ( -220 million of euro compared to 2007) are principally earmarked for broadband development and new services (overall about 41% of total fixed-line investments) and the upgrading of the network and information systems (about 40%). The remaining expenditures are directed to the consolidation of traditional services and meeting regulatory provisions and the law.

As for broadband development and new services, the most important commitment continues to be ADSL Alice, with access speeds up to 20 Mbps, linked also to the IP-TV service offering. Capital expenditures also include work to develop the new access platform in fiber optics (Next Generation Network 2 or NGN2) to provide very high speed services. Telecom Italia’s network is already able to serve a potential pool of about 7 million customers with IPTV services.

Other capital expenditures are allocated to telephone and data networks and operating and support systems for commercial activities. These include the Next Data Center Generation project geared to optimizing the Data Center server structure and support Information Technology packages aimed at companies.

Report on operations	50

The Business Units of the Telecom Italia Group - Domestic

Capital expenditures for mobile telecommunications amount to 989 million of euro (- 150 million of euro compared to 2007). About 32% is for handset packages, using contracts that are usually for two years, aimed at increasing customer loyalty. Along with traditional cell phones and the more sophistical palm handheld devices, more plans are increasingly being offered with devices boosting the use of the Internet via the mobile network (from simple USB port keys to portable computers).

The development of the UMTS and HSDPA third-generation network (about 20% of mobile capital expenditures including the core network) is aimed at increasing coverage for high-speed Internet (up to 7 Mbps) and transmission of multimedia content.

Actions taken to extend the range of services offered to customers are also important (MTV mobile plans addressed to the youth market, Family solutions, Home Zone and Milleuna TIM etc.) and entailed capital expenditures for about 14% of total mobile investments.

The remaining amount of capital expenditures is being allocated to the network platform (about 11%) primarily to upgrade software in exchange centers, the development of information systems (about 17%) to support the acquisition, caring and after-sales phases and the traditional GSM services platform (about 6%).

Headcount

Headcount is 61,816, with a reduction of 2,546 compared to December 31, 2007, and includes 638 people with temp work contracts (1,278 at December 31, 2007).

***

•	Key factors

Innovation and products

Fixed-line Telecommunications

As already described in the comment on revenues from the Internet area, the development strategy continues for Retail Broadband, the gradual penetration of VoIP thanks to the successful introduction of the new Alice Casa rate plans, as well as the expansion of the IPTV service on the Consumer market and the development of Internet content and services.

In the traditional business of voice services, the strategy to encourage the loyalty of the customer base continues through the promotion of pricing packages (45% of which are at a flat rate) accounting for more than one third of the clientele.

With regard to the Business Data segment, rationalization of the plans and packages continues towards integrated solutions with ICT services, innovative TD and Broadband.

Mobile Telecommunications

During 2008, the segment continued its strategy of maintaining its market share in the higher-value customer segments and its policies to increase consumption (both in voice and data transmission services). This proved possible thanks to goal-oriented acquisition policies in the “valued” customer segments, the ever greater spread of rate plans with Flat-rate or Bundled solutions (voice services, VAS and Mobile Internet) and the gradual penetration of 3G handsets and Internet users. The rate plan portfolio was enhanced and innovated with solutions geared to rate transparency and greater flexibility with regard to the various needs of the customer (for example, different rate plans for different levels and types of consumption).

In 2008, the Domestic Mobile Services department implemented a policy that offers different terms according to the needs of strategic segments. In particular, the aims are as follows:

•

to increase penetration of the young target by consolidating the “Tribù” concept and the release in July 2008 of the new Mobile MTV service, a second brand resulting from the synergy between TIM and MTV which exploits the attraction potential of the two brands with regard to young people;

•

to maintain the market share and regain profitability in the mass-market target, objectives which were achieved by rationalizing the portfolio (ending the marketing of old rate profiles followed by repricing: changes in April 2008 to the recharging conditions on each call received and an increase in August 2008 of the nominal rates by euro 3 cents on some of the old rate plans) and by creating a portfolio of simpler phone rate plans (such as the introduction in August 2008 of TIM’s range of Chiara profiles);

Report on operations	51

The Business Units of the Telecom Italia Group - Domestic

•	innovation through the launch in Italy of the iPhone which is being marketed through all-inclusive rate-plan solutions (July 2008).

The portfolio of TIM rate plans also saw the launch of new rate plans for family and friends, which are in addition to the rate profile of the customer, offering special rates towards one or more TIM numbers, such as the launch in May 2008 of the ‘TIM in 2’ rate plan (for unlimited calls and texts to one particular number) and, in October 2008, of “family recharging” (free calls and texts within the family network).

Commercial Developments

The main commercial developments are as follows:

•

on April 8, 2008, it was announced that Telecom Italia and 3 Italia had signed a national roaming agreement which will allow the “3” clientele to also use Telecom Italia’s nationwide mobile network, which now covers the entire domestic territory, for phone and data services. Furthermore, the two companies signed a new text interconnection contract;

•

on May 6, 2008, Telecom Italia and Apple signed an agreement to market, from July 11, 2008, the new-generation iPhone that uses the 3G network and is twice as fast as the first-generation model and, from July 15, 2008 the I’M (the suite of “presence based” services that can be used by the mobile phone);

•

on June 9, 2008, Telecom Italia Sparkle (the Group’s provider of international voice, IP and Data services for global operators of fixed-line and mobile telephone services) signed two collaboration contracts: one with Taiwan Mobile (the second-largest mobile phone service operator in Taiwan) for a fixed-mobile convergence project and one with Telkom Indonesia (the national fixed-line telephone service operator) to develop the Next Generation Network;

•

on June 23, 2008, Telecom Italia and Fastweb signed an industrial agreement with the aim of sharing the infrastructures required to create the New Generation network, according to a model of collaboration open to all the operators which are interested.

Main changes to the regulatory framework and price trend

Main regulatory events occurred in 2008 that may have an economic relevance for Telecom Italia.

Market analysis

During 2008 AGCom opened various proceedings to carry out the second round of relevant markets analysis (except broadcasting transmission services market) to determine whether to maintain, amend or withdraw the obligations in force. These proceedings should be closed within the year 2009.

Telecom Italia’s Undertakings

On 11th December 2008, with Decision 718/08/CONS, AGCom finally approved Telecom Italia’s undertakings proposal. The undertakings are aimed to strengthen equality of treatment’s conditions intended for alternative operators and to promote greater competition in the fixed network markets. Following the undertakings’ approval, seven sanctions proceedings imposed on Telecom Italia were suspended and should be closed when the actual fulfillment of the undertakings be assessed.

Retail fixed markets

Fixed line subscription fee did not vary during 2008, since the price cap mechanisms expired in 2007. In December 2008 AGCom authorized Telecom Italia to increase the residential monthly rental fee starting from 1st February 2009 (from 12.14 to 13.40 euro).

As for local, national and fixed-to-mobile calls tariffs (only for retention) and the leased lines, for the years 2008 and 2009 the price cap mechanisms remain in force [RPI (Retail Price Index) - RPI for fixed-to-fixed, RPI-6% for fixed-to-mobile retention, RPI-7% for the leased lines].

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The Business Units of the Telecom Italia Group - Domestic

Wholesale fixed markets

As for Telecom Italia’s wholesale tariffs for call origination, termination and transit services on the fixed telephone network, for the years 2008 and 2009 the network cap mechanism (RPI-9.9%) remains in force.

With Decision 251/08/CONS the Authority set a glide path of the termination tariffs’ maximum values of fixed network alternative operators for the years 2007-2010 (see table) which, in 2010, will result in a symmetric termination with Telecom Italia equal to 0.57 eurocent/min.

Starting from:	Fastweb	Wind	BT Italia	Tiscali	Tele2	Eutelia	Other operators*
7/1/2007	2.01	1.90	1.78	1.76	1.45	1.25	1.25
7/1/2008	1.53	1.44	1.38	1.36	1.15	1.02	1.02
7/1/2009	1.05	1.01	0.97	0.97	0.86	0.80	0.80
7/1/2010	0.57	0.57	0.57	0.57	0.57	0.57	0.57

(*)	Other notified operators under Decision no. 417/06/CONS

In October 2008 AGCom approved the 2008 LLU Reference Offer where the services’ tariffs were determined according to the cost orientation principle. The offer lowers the price of the LLU rental fee from 7.81 Euro/month in 2007 to 7.64 Euro/month.

In December 2008 AGCom launched a public consultation for the approval of the 2009 LLU offer where it proposes to increase the LLU wire rental fee to 8.55 Euro/month starting from 1st March 2009.

On 1st February 2008 Telecom Italia published the 2008 Reference Offer for bitstream services and the 11th March 2008 AGCom opened the assessment procedure of the Reference Offer for the year 2008, which has not been closed as yet.

For the dedicated capacity transmission services for the year 2008, the network cap mechanism remains in force. It provides for a price variation equal to RPI-9.6% for termination circuits up to 155 Mbit/s and RPI-0% for superior circuits, RPI-0% for trunk circuits, RPI-9.6% for interconnection links. The 2008 Reference Offer was published by Telecom Italia on 30th October 2007 and is under Authority’s approval. On 31st October 2008 Telecom Italia published the Reference Offer for the year 2009 where tariffs have been calculated according to the cost orientation principle. The Offer is under AGCom’s approval.

Mobile market

At the end of 2007, with Decision 628/07/CONS, AGCom approved the reduction of H3G’s terminating rate from 18.76 Eurocent/min. to 16,26 Eurocent/min. starting from 1st March 2008. Following Telecom Italia’s appeal, partially received by the Lazio Administrative Court (TAR) at the end of January 2009, the price reduction is in force starting from 1st January 2008.

Starting from 1st July 2008 there has been a reduction on Telecom Italia, Vodafone and Wind’s termination rates according to the 2006-2008 glide path set with Decision 3/06/CONS of January 2006. In August 2008, with Decision 446/08/CONS, AGCom further reduced H3G termination rate to 13 Eurocent/min. starting from 1st November 2008.

At the end of November 2008, with Decision 667/08/CONS, AGCom set a glide path for the call termination rates starting from 1st July 2009 for all mobile network operators. In 2012 a full symmetry for all mobile operators will be reached, with a termination rate equal to 4.5 Eurocent/min.

Summarising table of the 2008-2012 mobile termination rate variations

Euro cent/minute	From 1/1/2008	From 7/1/2008	From 11/1/2008	From 7/1/2009	From 7/1/2010	From 7/1/2011	From 7/1/2012
H3G	16.26	16.26	13.00	11.0	9.0	6.3	4.5
Telecom Italia	9.97	8.85	8.85	7.7	6.6	5.3	4.5
Vodafone	9.97	8.85	8.85	7.7	6.6	5.3	4.5
Wind	11.09	9.51	9.51	8.7	7.2	5.3	4.5

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The Business Units of the Telecom Italia Group - Domestic

During 2008, international roaming tariffs have been reduced in compliance with the EC Regulation no. 717/2007 which set maximum values, at wholesale and retail level (sc. Euro-tariff) for the calls originated and terminated within the EEA, according to the following glide path:

	From August 2007		From August 2008		From August 2009
	Originated	Terminated	Originated	Terminated	Originated	Terminated
Retail	0.49 Euro/min.	0.24 Euro/min.	0.46 Euro/min.	0.22 Euro/min.	0.43 Euro/min.	0.19 Euro/min.
Wholesale	0.30 Euro/min.		0.28 Euro/min.		0.26 Euro/min.

In September 2008 the Commission adopted a proposal, to be approved by spring 2009, aimed to extend the Regulation’s period of application and to intervene also on SMS and data.

Wi-Max Licences

Following the auction to grant Wi-Max licences (technology that allows the broadband delivery over radio frequencies) closed in February 2008, Telecom Italia won a block of frequencies in the Umbria, Lazio, Abruzzi, Molise, Campania, Puglia, Basilicata, Calabria and Sardinia regions. The auction, launched on 13th February 2008 at a starting price of 45 million of euro, after nine bid rounds closed at 140 million of euro, more than the German (60 million of euro) and the French ones (100 million of euro). The auction total value for Telecom Italia is equal to approximately 14 million of euro.

Competitive scenario

Fixed-line Telecommunications

At December 31, 2008, the number of fixed lines in Italy reached approximately 22.6 million. The competition between the various operators in the fixed-line telecommunications market focuses on the innovation of the offering through the introduction of voice/broadband packages (double play) and voice/broadband/IPTV packages (triple play). The evolution of the offering has been made possible by a shift, on the part of the competitors, from a mainly reselling approach (Carrier Selection/Carrier Pre Selection for voice and Wholesale for ADSL) to an approach based on control of the infrastructures (Local Loop Unbundling - “LLU” - and Wholesale Line Rentals). Apart from Telecom Italia, the competitive scenario of the Italian market is dominated by various operators with different business models which focus on different market segments:

•	Wind-Infostrada (an integrated fixed-line/mobile/Internet operator which specializes in retail voice customers with medium/low-cost 2Play rate plans);

•	Fastweb (a national operator that focuses on high-value broadband and triple play service plans for the retail and corporate clientele), acquired from Swisscom;

•	BT Italia (which focuses on the business clientele and ICT rate plans: voice, data and IT solutions);

•	Tiscali (an operator of Narrowband and Broadband Internet services, with medium/low-cost 2Play/VoIP rate plans);

•	Tele2 (an operator of voice, dial-up Internet and Broadband services, specializing in retail voice customers with low-cost 2Play/VoIP services), acquired from Vodafone.

Furthermore, in 2008, the migration of customers towards mobile telephone services and alternative forms of communication (messaging, e-mail and chat) continued. The increasing amount of competition in the access market has resulted in the gradual erosion of part of Telecom Italia’s market share in volumes of retail voice traffic (71% in 2005, 70% in 2006, 69% in 2007 and 68% in 2008).

In 2008, the growth of the Broadband market contracted slightly compared to previous years, due to a general orientation aimed at a value-based strategy to increase the penetration of flat-rate plans (dual/triple play) with higher added value. The penetration of Broadband is driven by a growing demand for speed and connection to new over IP services (VoIP, Content, Social Networking Services, On Line Gaming, LAN Point, IP Centrex, etc.).

In the market of Top customers and data transmission, competition also remained fierce, with the effect of reducing average prices.

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The Business Units of the Telecom Italia Group - Domestic

Mobile Telecommunications

At December 31, 2008, the number of mobile lines reached 91.6 million, and a level of penetration of the population of approximately 163.5%. At December 31, 2008 the number of mobile GSM and UMTS lines operated by Telecom Italia is approximately 34.8 million (of which 7.3 million are UMTS lines), a contraction of 4.2% compared to 2007.

Telecom Italia’s market share is about 38.0%, a reduction compared to December 31, 2007 (40.3%) and September 30, 2008 (38.6%), although it retained its position of leadership (the second player Vodafone’s market share was 32.8%, remaining almost stable compared to December 2007).

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The Business Units of the Telecom Italia Group - Domestic

Brazil

•	The structure of the Business Unit

The Telecom Italia Group operates in the telecommunications sector in Brazil through the Tim Brasil group which offers services using UMTS, GSM and TDMA technologies. The Tim Brasil group is composed of the following:

•	Main operating and financial data

Key results by the Brazil Business Unit in 2008 compared to 2007 are presented in the following table.

	(millions of euro )		(millions of BRL)
	2008	2007	2008	2007	Change
	(a)	(b)	(c)	(d)	amount	%
					(c-d)	(c-d)/d	% organic
Revenues	5,208	4,990	13,951	13,293	658	4.9	4.9
EBITDA	1,217	1,207	3,259	3,214	45	1.4	1.4
% of Revenues	23.4	24.2	23.4	24.2
EBIT	189	150	507	399	108	27.1	27.1
% of Revenues	3.6	3.0	3.6	3.0
Capital expenditures	1,348	865	3,612	2,305	1,307	56.7
Headcount at year-end (number)	10,285	10,030	10,285	10,030	255	2.5

Revenues

Revenues total BRL 13,951 million and grew by BRL 658 million (+4.9%) compared to 2007, recording an increase in revenues from services of 6.1%, within which VAS revenues rose by 31%. The growth of the customer base, together with steady competitive pressure that featured promotions, especially Internet traffic packages, gradually diluted average monthly revenues per user, which, nevertheless, is still the highest in the Brazilian market.

EBITDA

EBITDA amounts to BRL 3,259 million, with an increase of BRL 45 million over 2007 (+1.4%); the EBITDA margin is 23.4%, 0.8 percentage points lower than in 2007.

This result was achieved by pursuing a strict cost control policy as competition in the Brazilian market created an erosion in prices and per unit service margins.

With regard to changes in costs, the following is noted:

•

acquisition of goods and services, totaling BRL 8,107 million, increased by 8.3% compared to 2007 (BRL 7,487 million), mainly as a result of higher interconnection costs, due to the rise in traffic generated, and other selling costs;

•

employee benefits expenses, amounting to BRL 626 million, rose by BRL 31 million (+5.2%) from 2007 owing to an increase in the headcount where the average number went from 8,847 in 2007 to 9,240 in 2008. The percentage of employee benefit expenses is 4.5% like last year;

•

other operating expenses stand at BRL 2,381 million (BRL 2,185 million in 2007) and include taxes on revenues, indirect taxes and telecommunications operating fees (BRL 1,496 million in 2008 compared to BRL 1,387 million in 2007),

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The Business Units of the Telecom Italia Group - Brazil

writedowns and losses on receivables (BRL 749 million in 2008 compared to BRL 715 million in the prior year), mainly regarding the Televendita sales channel, and other accruals and sundry items (BRL 136 million in 2008 compared to BRL 83 million in 2007).

EBIT

EBIT amounts to BRL 507 million, with an increase of BRL 108 million compared to 2007 (+27.1%). This result is due to a higher EBITDA and lower depreciation charges since the TDMA network is now completely depreciated.

Capital expenditures

Capital expenditures amount to BRL 3,612 million. This is an increase of BRL 1,307 million over 2007 following the purchase of the 3G licenses (BRL 1,239 million), the growth of the customer base and investments in network infrastructures and third-generation IT.

On April 29, 2008, the contracts relating to the licenses for 3G services were signed. At that time, Tim Brasil paid 10% of the total value of the licenses acquired and paid the remaining 90% in December 2008.

The allotted licenses cost BRL 1,325 million; their present value is BRL 1,239 million and the difference of BRL 86 million is recorded in finance expenses.

Headcount

Headcount is 10,285 at December 31, 2008, an increase of 255 people compared to December 31, 2007 (10,030).

***

•	Key factors

Innovation and products

During the year 2008, the Tim Brasil Group focused on the following:

•	the launch in September of the fixed-line telephone service called “TIM Fixo”, available in more than 300 towns in Brazil;

•	the innovation, with the launch of the first Brazilian notebook connected to high-speed Internet, called the “Netbook”;

•	convergence, through the development of third-generation services (Tim Web Broadband) and integrated plans for fixed-line, mobile and Internet services;

•	the signing of important commercial agreements with content suppliers;

•	the launch of new promotional offers to encourage use of its services;

•	an improvement in the level of service and strengthening of loyalty and retention policies in the high-consumption segments;

•	the launch in December of the 8-Mb and 16-Mb “3G iPhone”, with plans based on different rates, integrating voice, messaging and Internet traffic services.

Main changes to the regulatory framework and price trend

On September 1, 2008, number portability for mobile and fixed-line services was activated in Brazil. It will become available according to a chronological schedule established by ANATEL, so that, by March 2009, the service will have been introduced to 14 regions.

Number portability will allow Brazilian customers to change their telephone service operator only within their local area (and, in the case of mobile phone services, within the 67 city area codes).

Competitive scenario

Between the end of December 2007 and the end of December 2008, the Brazilian market of mobile phone lines reported an increase of 29.7 million new lines (+24.5%), reaching 150.6 million lines at December 31, 2008 (with 78.0% penetration of the population), compared to 120,9 million lines at December 31, 2007 (with 63.5% of penetration of the population).

At December 31, 2008, the Tim Brasil Group held a market share of mobile lines of 24.2% (25.8% in December 2007). Overall, at December 31, 2008 mobile lines numbered 36,402 thousand, an increase of 16.5% compared to December 31, 2007.

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The Business Units of the Telecom Italia Group - Brazil

European BroadBand

•	The Business Unit

The Business Unit offers Broadband access and services in metropolitan areas in Germany and the Netherlands through the HanseNet Telekommunikation GmbH and BBNed N.V.

•	The structure of the Business Unit

The structure of the Business Unit reported below is different from the one presented in the 2007 Annual Report; in fact, the Broadband activities in France (Liberty Surf group) are no longer in the Business Unit since Liberty Surf group is treated as a discontinued operation for accounting purposes, starting from 2008, after steps were taken for its disposal to Iliad S.A.. The sale was finalized on August 26, 2008.

•	Main operating and financial data

Key results by the Broadband Business Unit and by country in 2008 compared to 2007 are presented in the following tables:

(millions of euro)	2008	2007	Change
			amount	%	% organic
Revenues	1,274	1,151	123	10.7	4.5
EBITDA	245	297	(52)	(17.5)	(19.4)
% of Revenues	19.2	25.8
EBIT	(30)	122	(152)	°	°
% of Revenues	(2.4)	10.6
Capital expenditures	352	358	(6)	(1.7)
Headcount at year-end (number)	2,912	3,191	(279)	(8.7)

GERMANY (HANSENET + TI DEUTSCHLAND)

(millions of euro)	2008	2007	Change
			amount	%
Revenues	1,190	1,074	116	10.8
EBITDA	238	281	(43)	(15.3)
% of Revenues	20.0	26.2
EBIT	(13)	126	(139)	°
% of Revenues	(1.1)	11.7
Capital expenditures	327	344	(17)	(4.9)

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The Business Units of the Telecom Italia Group - European BroadBand

THE NETHERLANDS (BBNED)

(millions of euro)	2008	2007	Change
			amount	%
Revenues	84	77	7	9.1
EBITDA	7	16	(9)	(56.3)
% of Revenues	8.3	20.8
EBIT	(17)	(4)	(13)	°
% of Revenues	(20.2)	(5.2)
Capital expenditures	25	14	11	78.6

Revenues

Revenues amount to 1,274 million of euro and record an increase of 123 million of euro (+10.7%) compared to 2007; organic growth, on a comparable consolidation basis due to inclusion of the AOL internet businesses in Germany, is 55 million of euro, +4.5%. The Broadband customer portfolio at December 31, 2008 is at more than 2.5 million accesses, a figure that is aligned with the prior year. The Narrowband portfolio, at the end of December 2008, is at 0.5 million accesses compared to 0.7 million at year-end of 2007.

In greater detail, revenues from business operations conducted in Germany total 1,190 million of euro and show an increase of 10.8% compared to 2007 (+ 116 million of euro); organic growth is 4.1%. The Broadband customer portfolio in Germany is 2.3 million at December 31, 2008, a number that is stable compared to December 31, 2007.

The Netherlands contributed 84 million of euro to revenues, with performance that is 7 million of euro higher than in the prior year, +9.1%. The customer portfolio of about 166,000 is about 22,000 lower than in December 2007 owing to the loss of lines in ADSL Wholesale (-38,000), Fiber and Voice Wholesale (-24,000), which is offset by the growth of ADSL connections in the Retail area (+40,000).

EBITDA

EBITDA amounts to 245 million of euro and recorded a reduction of 52 million of euro (-17.5%) compared to 2007. The EBIT margin is 19.2% against 25.8% in the prior year.

With regard to changes in costs, the following is noted:

•

acquisition of goods and services, totaling 886 million of euro, increased by 19.4% compared to 2007 (+144 million of euro) mainly as a consequence of the growth of the business (particularly interconnection costs with other operators and those associated with the acquisition of new customers) and in part to the change in the scope of consolidation due to the acquisition of the AOL internet businesses in Germany in March 2007;

•	employee benefits expenses amount to 130 million of euro and increased by 4 million of euro compared to 2007 (+3.2%);

•

other operating expenses of 59 million of euro rose by 31 million of euro compared to 2007 mainly as a result of higher charges for accruals to the bad debts provision owing to the need for higher coverage of HanseNet overdue receivables.

The organic change in EBITDA is a reduction of 59 million of euro (-19.4%) compared to 2007. Details are as follows:

(millions of euro)	2008	2007	Change
HISTORICAL EBITDA	245	297	(52)
Effect of change in scope of consolidation		7
COMPARABLE EBITDA	245	304	(59)

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The Business Units of the Telecom Italia Group - European BroadBand

EBIT

EBIT is a negative 30 million of euro; in 2007 it was a positive 122 million of euro. Besides the above decline in EBITDA, the reduction in EBIT is due to the considerable increase in depreciation and amortization charges (+ 79 million of euro) attributable to the significant investments in network infrastructures and information support systems made between the end of 2007 and the beginning of 2008 and also to costs incurred to acquire customers for rate plans that bind the customer to a two-year contract.

The organic change in EBIT is a reduction of 134 million of euro compared to 2007. Details are as follows:

(millions of euro )	2008	2007	Change
HISTORICAL EBIT	(30)	122	(152)
Effect of change in scope of consolidation		3
Goodwill impairment loss	21
COMPARABLE EBIT	(9)	125	(134)

The impairment loss on goodwill refers to the acquisition of the AOL internet businesses in Germany last year. This impairment loss was recognized following the tax benefits recorded in 2008 by the subsidiary HanseNet that had not been accounted for at the date of acquisition, for an equivalent amount.

Capital expenditures

Capital expenditures amount to 352 million of euro, down by 6 million of euro compared to 2007.

Headcount

Headcount is 2,912 at December 31, 2008, with a reduction of 279 compared to December 31, 2007, and includes 354 people with temp work contracts (609 at December 31, 2007).

***

•	Key factors

Innovation and products

GERMANY

During the year 2008, the German subsidiary focused particularly on the following strategic lines:

•	innovation of the rate plans:

•	consolidation of customer loyalty through the introduction, across the entire range of rate plans, of the option of binding 24-month contracts, associated with specific commercial promotions;

•	launch of the “Alice Comfort” rate plans, based on a “Premium” level of customer service, and the enhancement of the Alice Mobile service through the introduction of new Flat-rate options;

•

development of the IPTV service, by adding the basic access component to the “Fun Flat” and “Complete” (triple and quadruple play) rate plans, and enhancement of the premium (Pay-TV and VOD) components;

•	launch in the last quarter of the year of the Bitstream offering in areas not covered by Unbundling, to replace the previous Resale offering;

•	continuation of activities for the up-selling of Alice rate plans to the existing AOL customer base;

•	improvement in the quality of service, by reducing activation times, strengthening the VoIP service and re-defining Customer Care processes with a positive impact on customer retention;

•

consolidation of the Alice brand and raising Brand Awareness, with the launch of various communication strategies (in particular, in 2008, a new advertising campaign was launched with a testimonial from Brad Pitt);

•

extension of network coverage, especially through our partners Telefonica and QSC (1,815 unbundling sites at the end of December, whereas the number of unbundling sites of the proprietary network remains stable at 897);

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The Business Units of the Telecom Italia Group - European BroadBand

•	development of Group synergies for the wholesale offering and the Multinational Corporate clientele.

THE NETHERLANDS

During the year, despite continuing to develop all its broadband business lines (both wholesale and retail), the Dutch subsidiary focused on the following:

•

growth in the Consumer Broadband segment with the Alice brand, supported by an enhancement of the available rate plans (Alice Easy - single play which joins the Alice Comfort dual play bundle) and the launch of the fiber offering in Amsterdam, with the addition of the TV option;

•	operational efficiency, through the consolidation of Provisioning and Customer Care processes and optimization of sales channels;

•	promotion of the Alice brand and raising Brand Awareness, through advertising campaigns in various media channels.

Main changes to the regulatory framework and price trend

GERMANY

The main change of the regulatory framework during 2008 has regarded the introduction of the Bitstream offer (standard and naked) by Deutsche Telekom. The offer gives the alternative operators the opportunity to have access at a regulated and more economic price to areas covered exclusively by DT (about 30% of households without Unbundled Local Loop access) and consequently it gives also the opportunity to migrate existing Wholesale and Resale customers.

With reference to the new ultra-broadband VDSL DTAG network, the Authority did not require the incumbent to provide the service to the alternative operators, but merely to share the main network infrastructures (ducts and street cabinets). During 2009 a commercial wholesale offer by DTAG is foreseen, extending VDSL service to alternative operators.

Currently a regulatory process is in progress in order to gradually reduce mobile termination tariffs for all operators, and DTAG has been authorized to increase all the interconnection tariffs on the fixed network.

After the price reductions occurred during the first quarter 2008, the nominal prices for the alternative operators Dual play offers attested themselves during the rest of the year to a reference value of about 30€/month, while the competition was carried out mainly through a wide use of promotional offers.

THE NETHERLANDS

During the last months of 2008 the Dutch Regulatory Authority OPTA published its indications on the development of the fibre access market and proposed the innovative vision of opening the incumbent’s ultra-broadband network to the alternative operators.

For Consumer and Business retail market the new rules will regulate tariffs for the local unbundling access, while the wholesale approach will be regulated only for the business segment. OPTA introduced a regulation for the dismantling of existing KPN’s DSL local exchanges that is not deemed to be implemented before 2011.

The ultra-broadband network regulation, aimed at supporting the network infrastructure competition at local level, is expected to deeply influence the telecommunication sector in the near future. As regards to pricing dynamics, during the second half of 2008 prices remained stable in nominal terms following a substantial reduction occurred in the first months of the year. In general, the main competitors developed their pricing strategies by means of promotional offers.

Competitive scenario

GERMANY

Germany, which had reached more than 23 million Broadband connections by the end of 2008, is Europe’s major market for Broadband services. It has a level of penetration (59%) that is still below the European average (62% at year-end 2008) and continues to hold interesting growth prospects.

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The Business Units of the Telecom Italia Group - European BroadBand

The Broadband market is concentrated on 4-5 main players and it is obvious that there is still space for further consolidation, both in the DSL market and in the market of cable-TV operators.

During the year, competition featured strong price pressure as a result of the launch of promotional rate plans and the strengthening of the incumbent’s return strategy. There was a significant increase in the number of cable operators thanks to fact that networks were technologically upgraded and as the result of a very competitive pricing policy on triple play rate plans.

The entry of mobile operators Vodafone and O2 to the Broadband market has further intensified competition with converging packages of fixed-line/mobile services.

THE NETHERLANDS

The Dutch market, which had reached 5.8 million Broadband lines at year-end 2008, has one of the highest levels of broadband penetration in the world (80%) and one of the highest levels of penetration of the cable offering (about 40%) in Europe.

With regard to the competitive scenario, there was a significant amount of consolidation on the DSL market, as the result of an aggressive M&A strategy on the part of the incumbent KPN and, on the cable market, through the merger of two of the leading players, an operation that was completed in the first half of 2008.

KPN’s new technological plan, supported by the joint venture with Reggefiber (the only other provider of fiber access), involves the development of fiber networks using FTTHome and FTTCurb technology and should have a strong competitive impact on the market of high-end broadband accesses. Moreover, the closure of local switchboards, announced previously by KPN following the development of the fiber plan, will not begin before 2011.

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The Business Units of the Telecom Italia Group - European BroadBand

Media

•	The Business Unit

The Media Business Unit is organized into the Television and News Business Areas:

•

the “Television” Business Area focuses on the production and broadcasting of editorial content through analog and digital networks. It also operates as both an analog and digital television broadcaster. Its Business Model is based upon the following activities:

•	Free to Air, which includes the two analog TV channels La7 and MTV;

•	Multimedia, which takes on the role of Content Competence Center of the Telecom Italia Group in designing and producing content offerings;

•	Digital Terrestrial, which offers new content and the lease of digital bandwidth to third parties.

•	the “News” Business Area operates through Telecom Media News, a leading Italian news agency.

•	The structure of the Business Unit

The Business Unit is organized as follows:

•	Main operating and financial data

Key results by the Media Business Unit in 2008 compared to 2007 are presented in the following table:

(millions of euro)	2008	2007	Change
			amount	%	% organic
Revenues	287	263	24	9.1	12.5
EBITDA	(59)	(55)	(4)	(7.3)	(7.3)
% of Revenues	(20.6)	(20.9)
EBIT	(113)	(117)	4	3.4	(4.3)
% of Revenues	(39.4)	(44.5)
Capital expenditures	50	69	(19)	(27.5)
Headcount at year-end (number)	967	1,016	(49)	(4.8)

On December 1, 2008, Telecom Italia Media S.p.A. sold the “Pay-per-View” business segment realizing a consolidated gain, net of transaction costs, of 9 million of euro, with a reduction in net financial debt of 16 million of euro.

The main operating data of the segment sold is as follows:

(millions of euro)	1/1 – 11/30 2008	2007	Change
			amount	%
Revenues	71	57	14	24.6
EBITDA	(16)	(12)	(4)	(33.3)
% of Revenues	(22.5)	(21.1)
EBIT	(18)	(13)	(5)	(38.5)
% of Revenues	(25.4)	(22.8)

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The Business Units of the Telecom Italia Group - Media

Restated data for 2008 and 2007 are reported below and completely exclude the results of the segment sold.

(millions of euro)	2008 restated	2007 restated	Change
			amount	%	% organic
Revenues	224	215	9	4.2	4.2
EBITDA	(43)	(44)	1	2.3	2.3
% of Revenues	(19.2)	(20.5)
EBIT	(104)	(104)
% of Revenues	(46.4)	(48.4)
Capital expenditures	49	67	(18)	(26.9)
Headcount at year-end (number)	967	992	(25)	(2.5)

Revenues

Revenues amount to 224 million of euro, with an increase of 4.2% compared to 215 million of euro in 2007.

In greater detail:

•

revenues from the Free to Air analog business area amount to 154 million of euro, down 6 million of euro (-3.9%) compared to 2007. Lower revenues from advertising sales (-13 million of euro: La7 for -5 million of euro and MTV for -8 million of euro) were partly compensated by the increase in the production of content and events sold to third parties (+7 million of euro);

•

revenues from Multimedia operations amount to 44 million of euro and grew by 40.3% (+ 13 million of euro) compared to 2007 (31 million of euro). This change was driven by the increase in the contribution by the Content Competence Center operations for Telecom Italia (+5 million of euro), the launch of MTV Mobile in 2008 (+ 7 million of euro) and higher revenues from the broadcasting of five Satellite Channels on Sky (compared to three in 2007);

•

revenues from Digital Terrestrial operations total 17 million of euro, compared to 14 million of euro in 2007 (+16.9%). Higher sales from the lease of digital band by the Network Operator contributed to this performance.

•	revenues from the News business area stand at 10 million of euro, up 1.0% over 2007.

EBITDA

EBITDA amounts to -43 million of euro, compared to -44 million of euro in 2007 and recorded a positive change of 1 million of euro (+2.3%).

EBITDA of Free to Air activities is a negative 40 million of euro. This is 9 million of euro higher than the negative EBITDA in 2007 (-31 million of euro). La7 Free to Air operations contributed to that change with a negative 4 million of euro. The previously described contraction in advertising revenues was more than offset (1 million of euro) by decisive action taken to cut operating costs. However, expenses for organizational restructuring costs had an impact on EBITDA of 6 million of euro, including the costs to reach a settlement on the dispute with La7 journalists which will have considerable positive repercussions in the next two years. The change in the contribution to EBITDA by MTV compared to 2007 (-5 million of euro) is almost entirely due to the decline in advertising sales, which was only partly compensated by a reduction in costs and includes 1 million of euro of organizational restructuring expenses.

Besides the aforementioned increase in sales, Digital Terrestrial operations report an improvement in EBITDA of 3 million of euro compared to 2007, also due to a reduction in costs thanks to a more efficient management of operations (1 million of euro).

Report on operations	64

The Business Units of the Telecom Italia Group - Media

The Multimedia sector betters its EBITDA by 7 million of euro over the prior year, from 11 million of euro in 2007 to 18 million of euro in 2008.

The News business area posts a negative EBITDA of 7 million of euro in 2008 compared to a negative 6 million of euro in 2007. The change of 1 million of euro is entirely due to organizational restructuring expenses.

EBIT

EBIT amounts to a negative -104 million of euro as in 2007. The change is due not only to the improvement in EBITDA of 1.0 million of euro, as described above, but also to higher amortization charges of La7 and MTV Italy television rights (+4 million of euro) offset by lower depreciation charges as a result of extending the useful life of Digital Terrestrial infrastructures (-3 million of euro) following amendments to the law in the second half of 2008(1).

Capital expenditures

Capital expenditures amount to 49 million of euro (67 million of euro in 2007). They mainly refer to investments in the Television area and include the acquisition of infrastructures for the development of the Digital Terrestrial network (10 million of euro) and the acquisition of television rights extending beyond one year (27 million of euro). In 2007, capital expenditures included 17 million of euro for the acquisition of frequencies in the Sicily region.

Headcount

Headcount is 967 at December 31, 2008, with a reduction of 25 compared to December 31, 2007 and includes 78 people with term work contracts (70 at December 31, 2007).

•	Key factors

Commercial agreements

On December 1, 2008 Telecom Italia Media disposed of its “Pay-per-View” business segment on the Digital Terrestrial Platform to the Italian subsidiary Air P TV Development Italy S.r.l.. The transaction took place in the following manner:

•

sale to Air P TV Development Italy S.r.l. of APTV S.r.l., a company in which Telecom Italia Media conferred the business segment of the company that comprises the operations and staff associated with “Pay-per-View” television, against payment of a gross amount of 16.7 million of euro, subject to subsequent adjustment;

•	subscription by Telecom Italia Media of 9% of the share capital of the Italian subsidiary of Air P TV Development Italy S.r.l., against payment of 5 million of euro.

By concluding this partnership agreement, Telecom Italia Media has achieved one of the most important aims of the Industrial Plan approved in September 2008.

Main changes to the regulatory framework

Italian Law on Broadcasting

Law No. 101 of 6 June 2008 was enacted in response to the objections raised by the EU Commission on the Gasparri Law and the Consolidation Law on Broadcasting. The new law does away with the special regime entailing individual licences for Digital Terrestrial broadcasters, and introduces the simpler general authorisation mechanism contemplated in the Electronic Communications Code.

As of mid-2008 therefore, in order to become a national Digital Terrestrial broadcaster, it is no longer necessary to be an analog television broadcaster, or bring a “dowry” of a digital network covering 50% of the population, or commit to making an investment of 35 million of euro per digital network, or even meet minimum share capital requirements.

(1)	On August 4, 2008, an amendment to the law extended the useful life of digital frequencies from June 30, 2018 to December 31, 2028.

Report on operations	65

The Business Units of the Telecom Italia Group - Media

Disposal of 40% of digital MUX broadcasting capacity

In August, the Italian broadcasting regulator, AGCom, published a list of the parties, in order of priority, entitled to access to 40% of the transmission capacity of the three digital network operators, RAI, Mediaset and Telecom Italia Media.

Some of the parties (including major foreign publishing houses), in favour of which portions of the aforesaid transmission capacity were adjudicated, subsequently backed down and, as a result, will not broadcast their channels over the Italian digital terrestrial network. The others are expected to commence broadcasting in 2009.

Telecom Italia Media Broadcasting’s networks will host Air Plus, Jetixs and QVC. Local broadcasters seem to have backed off.

Events subsequent to December 31, 2008

The following events took place:

•

on February 26, 2009, after interest was expressed by other parties, the Telecom Italia Media board of directors confirmed its intention of holding an auction to sell the digital assets of its Network Operator and named the investment bank Merrill Lynch as the financial advisor of this process;

•

on February 26, 2009, as part of the steps aimed at regaining profitability announced with the Industrial Plan, the Telecom Italia Media board of directors is evaluating the possibility of allowing a partner to acquire a majority stake in TM News, owner of the APCom news agency.

Report on operations	66

The Business Units of the Telecom Italia Group - Media

Olivetti

•	The Business Unit

The Olivetti group operates in the sectors of digital printing systems and ink-jet office products. It also develops and manufactures products using silicon technology (ink-jet print heads and Micro Electro-Mechanical Systems - MEMS) and offers specialized applications for the banking field and commerce and information systems for managing forecast games and lotteries, electronic voting and e-government. The market of the Business Unit is focused mainly in Europe and Asia.

•	The structure of the Business Unit

The Business Unit is organized as follows (main companies only):

•	Main operating and financial data

Key results by the Olivetti Business Unit in 2008 compared to 2007 are presented in the following table:

(millions of euro)	2008	2007	Change
			amount	%	% organic
Revenues	352	408	(56)	(13.7)	(10.2)
EBITDA	(30)	(44)	14	31.8	34.2
% of Revenues	(8.5)	(10.8)
EBIT	(37)	(66)	29	43.9	38.5
% of Revenues	(10.5)	(16.2)
Capital expenditures	3	8	(5)	(62.5)
Headcount at year-end (number)	1,194	1,279	(85)	(6.6)

Revenues

Revenues amount to 352 million of euro in 2008 and record a decrease of 56 million of euro compared to 2007. Excluding the change in the scope of consolidation and exchange differences due to the translation of financial statements in currencies other than the euro, the organic change in revenues is a negative 40 million of euro (-10.2%). In addition, considering the exchange effect of sales in U.S. dollars with extra-EU customers, the weakening of the U.S. dollar against the euro had an adverse effect on revenues of another 3 million of euro.

In 2008, there was a significant reduction in the sales of faxes using ink-jet technology and relative accessories, as a direct consequence of the installation of fewer faxes. Following the decision to suspend the development and manufacture of multifunctional ink-jet products, sales decreased considerably, despite the supply contract with an important foreign customer which sustained sales in the first six months of the year. Printers for banking teller applications, although hurt by a reduction in prices due to the weakness of the U.S. dollar against the euro, basically still held firm in terms of volumes.

The improvement in the results reached in the Italian market is due to the supply of 11,000 counter printers to Poste Italiane S.p.A. and the growing importance of the volumes of fiscal cash registers.

Report on operations	67

The Business Units of the Telecom Italia Group - Olivetti

Professional products for the office, copiers and relative accessories show a heavy reduction compared to 2007 in the black and white copy segment, in quantity (-22%) and in average prices (-10% on the medium/high range models), which were only partly offset by higher volumes in the color laser copier segment (+10% in quantity).

During the last part of the year, an important project was begun in collaboration with Telecom Italia for the supply of terminals specialized for payments and services at tobacconist’s shops in Italy.

EBITDA

EBITDA is a negative 30 million of euro. This is an improvement of 14 million of euro compared to the prior year (a negative 44 million of euro) thanks to a recovery on fixed costs which more than compensated the deterioration due to the drop in sales.

EBITDA was also affected by employee benefits expenses for 5 million of euro in connection with costs linked to the mobility agreement under Law 223/91 signed with the labor unions on December 11, 2008, accruals and expenses for termination benefit incentives owing to a reorganization of foreign holdings and accruals and expenses for manager termination benefit incentives.

The organic change in EBITDA is an increase of 13 million of euro (+34.2%). Details are as follows:

(millions of euro)	2008	2007	Change
HISTORICAL EBITDA	(30)	(44)	14

Effect of change in scope of consolidation		(12)

Non-organic (income) expenses:	5	18
Industrial reconversion expenses		17
Expenses for mobility agreement under Law 223/91	5
Other expenses, net		1

COMPARABLE EBITDA	(25)	(38)	13

EBIT

EBIT is a negative 37 million of euro, an improvement of 29 million of euro compared to 2007 (a negative 66 million of euro).

The organic change in EBIT is a positive 20 million of euro (+38.5%). Details are as follows:

(millions of euro)	2008	2007	Change
HISTORICAL EBIT	(37)	(66)	29

Effect of change in scope of consolidation		(11)
Non-organic (income) expenses:	5	25
Non-organic (income) expenses already described under EBITDA	5	18
Non-organic (income) expenses:	—	7
Industrial reconversion expenses	—	6
Other expenses, net	—	1

COMPARABLE EBIT	(32)	(52)	20

Capital expenditures

Capital expenditures amount to 3 million of euro, with a decrease of 5 million of euro compared to 2007.

Headcount

Headcount is 1,194 (1,088 in Italy and 106 abroad) at December 31, 2008 compared to 1,279 (1,143 in Italy and 136 abroad) at December 31, 2007

Report on operations	68

The Business Units of the Telecom Italia Group - Olivetti

International investments accounted for using the equity method

•	Telecom Argentina Group

Held by: Telecom Italia and Telecom Italia International through Sofora/Nortel Inversora 13.97%

The group operates in the sectors of fixed-line and mobile telecommunications, Internet and data transmission in Argentina and also offers mobile telephone services in Paraguay.

At December 31, 2008, land lines in service (also including installed public telephones) are about 4,299,000, an increase of 2% compared to December 31, 2007 (4,208,000).

In Broadband, accesses total approximately 1,032,000, with an increase of more than 34% compared to the end of 2007 (768,000).

In the mobile business, the customer base of the group reached approximately 14,375,000 customers at December 31, 2008 (13% of which is in Paraguay), with an increase of about 17% compared to year-end 2007 (12,285,000). The number of postpaid customers also increased 17% compared to the end of December 2007 and continues to account for 31% of the total customer base. Mobile telephone customers who use TDMA services are only marginal and concentrated solely in Paraguay. Overall, the customers using GSM services now stand at more than 99% of the total customer base.

•	ETECSA

Held by: Telecom Italia International 27%

The company operates a monopoly in the sectors of fixed-line and mobile communications, Inter-net and data transmission in Cuba. At December 31, 2008, the number of land lines in service (also including installed public telephones) is 1,088,100, an 3% increase compared to December 31, 2007 (1,052,800). Of the lines in service, 51,500 are invoiced in U.S. dollars and the others, associated with the social development of Cuban telecommunications, in non-convertible Cuban pesos. With a market that is still of modest proportions, at December 31, 2008, the number of Internet and data customers has reached 25,800, almost 10% higher than at year-end 2007 (23,500).

In the mobile telephony business, the customer base exceeds 331,700 users at December 31, 2008, an increase of more than 67% compared to December 31, 2007 (198,200). The number of customers with postpaid contracts constitutes almost 92% of customers and is equal to 303,600 (177,700 at December 31, 2007). The performance for the year benefits from the opening of the mobile market to Cuban citizens which took place on April 14, 2008 and the considerable reduction in activation charges which occurred on December 11, 2008.

Report on operations	69

International investments accounted for using the equity method

Review of financial and operating performance – Telecom Italia S.p.A.

(millions of euro)	2008	2007	Change
			amount		%	% organic
Revenues	22,025	22,847	(822)		(3.6)	(3.6)
EBITDA	9,577	9,730	(153)		(1.6)	(4.2)
Margin on revenues	43.5	42.6	0.9	pp
Organic margin on revenues	44.9	45.2	(0.3	) pp
EBIT	5,166	5,435	(269)		(4.9)	(9.5)
Margin on revenues	23.5	23.8	(0.3	) pp
Organic margin on revenues	24.8	26.4	(1.6	) pp
Profit before tax	2,174	3,526	(1,352)		(38.3)
Profit for the year	1,500	1,882	(382)		(20.3)
Capital expenditures	3,471	3,948	(477)		(12.1)
Net financial debt	39,916	40,142	(226)		(0.6)
Headcount at year-end (number)	57,285	59,959	(2,674)		(4.5)

•	Operating performance

The Parent, Telecom Italia S.p.A., reports a profit of 1,500 million of euro in 2008, with a contraction of 382 million of euro compared to 2007. The following chart summarizes the main items which had an impact on the change in profit:

Revenues

Revenues amount to 22,025 million of euro and decreased by 822 million of euro (-3.6%) compared to 2007; the organic change in revenues is also equal to -3.6% and is calculated by excluding the reduction of 24 million of euro recorded to take into account the settlement of certain rate disputes with other operators.

The reduction in revenues is the result of an ongoing contraction in “traditional” service revenues, such as retail voice (-807 million of euro, mainly due to the decrease in traffic and access revenues) and traditional data transmission services supplied to companies (-67 million of euro). However, there was a positive change in revenues from “innovative” business such as Broadband (+173 million of euro), interactive VAS from the Mobile business (+263 million of euro) and ICT services (+117 million of euro).

Report on operations	70

Review of financial and operating performance - Telecom Italia S.p.A.

Revenues were also adversely affected by the market scenario which, especially in 2007, featured regulatory and contractual changes such as the “Bersani Decree” relating to top-up costs for mobile phones, the reduction in termination rates, the reduction in international roaming traffic rates within the EU and the change in prices for regulated bitstream wholesale services, unbundling and shared access, and resulted in a total negative impact of about 670 million of euro in 2008.

EBITDA

EBITDA is 9,577 million of euro and decreased by 153 million of euro (-1.6%) from 2007. The organic change in EBITDA is a negative 4.2% (-434 million of euro). The EBITDA margin is 43.5% (42.6% in 2007); at the organic level, the EBITDA margin is 44.9% in 2008 (45.2% in 2007). Non-organic income and expenses excluded from the calculation of organic EBITDA are detailed as follows:

(millions of euro)	2008	2007	Change
Expenses for mobility agreements under Law 223/91	283	—	283
Disputes and settlements with other operators	33	448	(415)
Termination price adjustment (fixed-fixed)	—	92	(92)
Other expenses, net	3	40	(37)
Antitrust fine	—	20	(20)

Total non-organic (income) expenses	319	600	(281)

More specifically, besides the negative effects described under the comments on revenues, the following line items analyzed below affected EBITDA performance in 2008:

Acquisition of goods and services

Acquisition of goods and services amounts to 9,004 million of euro, with a reduction of 467 million of euro (-4.9%) compared to 2007 (9,471 million of euro). The reduction is largely the result of a contraction in the costs for the portion of revenues to be paid to other operators – following the reduction in fixed-mobile voice call termination rates on the networks of other operators – in addition to the decrease in commercial, advertising and promotional expenses, in part offset by increases in costs for the purchase of materials, power, maintenance and outsourced services. Details are as follows:

(millions of euro)	2008	2007	Change
Purchase of raw materials and merchandise	2,013	1,907	106
Portion of revenues to paid to other operators and interconnection costs	2,832	3,329	(497)
Commercial and advertising and promotion costs	1,292	1,433	(141)
Professional consulting services	230	254	(24)
Power, maintenance and outsourced services	1,011	901	110
Rent and leases	860	805	55
Other	766	842	(76)

Total acquisition of goods and services	9,004	9,471	(467)

The percentage of acquisition of goods and services to revenues is 40.9% (41.5% in 2007).

Report on operations	71

Review of financial and operating performance - Telecom Italia S.p.A.

Employee benefits expenses

Details are as follows:

(millions of euro)	2008	2007	Change
Ordinary employee costs and expenses	3,165	3,241	(76)
Expenses for mobility agreements under Law 223/91	283	—	283
Profit bonuses accrued in 2006 and no longer due following agreements with the unions in June 2007	—	(78)	78
Actuarial recalculation of the provision for employee severance indemnity (according to the law on supplementary pension benefits)	—	(51)	51

Total employee benefits expenses	3,448	3,112	336

The decrease in ordinary employee costs and expenses is due to lower expenses for termination benefit incentives (-89 million of euro) and lower costs arising from a reduction in the average number of the salaried workforce (-1,828 compared to 2007) countered by the continuing increase in costs due to the effect of the October 2007 and June 2008 increases in the minimum salary contract terms established by the July 31, 2007 TLC collective national labor contract, for the two economic years 2007 and 2008

The expenses for mobility are the result of the application of the mobility agreements under Law 223/91 signed with the labor unions on September 19, 2008.

In 2008, the average number of the salaried workforce, including those with temp work contracts, is 57,383 (59,211 in 2007).

Headcount at December 31, 2008, including employees with temp work contracts, is 57,285, with a reduction of 2,674 compared to December 31, 2007, corresponding to more than 50% of the target in the efficiency plan presented by the Executive Committee on June 4, 2008.

Other operating expenses

Details are as follows:

(millions of euro)	2008	2007	Change
Writedowns and expenses in connection with credit management	398	605	(207)
Accruals to provisions	34	277	(243)
Telecommunications operating fees and charges	49	51	(2)
Indirect duties and taxes	95	108	(13)
Penalties, compensation and administrative sanctions	64	60	4
Association dues and fees, donations, scholarships and traineeships	24	22	2
Sundry expenses	24	137	(113)

Total	688	1,260	(572)

Other operating expenses total 688 million of euro and decreased by 572 million of euro compared to 2007. The reduction is primarily due to lower charges for accruals to provisions (-243 million of euro) and lower writedowns and expenses connected with credit management (-207 million of euro) as a result of a reduction in the accruals to the provision for bad debts and losses owing to settlement agreements. Writedowns recognized in 2008 in connection with credit management take into account the assessment of credit risks on consumer and business customers arising from the recent change in the macroeconomic scenario and the steps taken to recover receivables in the fixed-line communications area.

In 2007, accruals were made to provisions for disputes of a regulatory nature with other fixed-line and mobile operators and in connection with the management of past due receivables from mobile telephone customers with postpaid contracts and for doubtful receivables resulting from the contracts terminated with fixed-line customers. Higher expenses were also recorded in connection with credit management following settlements reached with other operators.

Report on operations	72

Review of financial and operating performance - Telecom Italia S.p.A.

Depreciation and amortization, Gains on disposals of non-current assets, Impairment losses on non-current assets

Depreciation and amortization amounts to 4,426 million of euro (4,259 million of euro in 2007), with an increase of 167 million of euro, of which 81 million of euro refers to the amortization of intangible assets and 86 million of euro to depreciation of tangible assets.

The increase in amortization is mainly due to the portion of SAC costs capitalized (Subscriber Acquisition Costs) for mobile rate plans under two-year contracts with the customer. The increase in depreciation is largely attributable to the shift in the capital expenditure mix to assets with a shorter life and also the full effect in 2008 of the depreciation charge on tangible assets capitalized in 2007.

The higher charges for depreciation and amortization are countered by an increase of 26 million of euro in gains realized on disposals of non-current assets, relating mainly to the sale of properties, and lower impairment losses of 26 million of euro on non-current assets.

EBIT

EBIT is 5,166 million of euro and decreased by 269 million of euro (-4.9%) compared to 2007. The organic change in EBIT is a negative 9.5% (-575 million of euro). The EBIT margin is 23.5% (23.8% in 2007); at the organic level, the EBIT margin is 24.8% in 2008 (26.4% in 2007).

Non-organic income and expenses excluded from the calculation of organic EBIT are as follows:

(millions of euro )	2008	2007	Change
Non-organic expenses already described under EBITDA	319	600	(281)
Non-recurring gains on sale of properties	(25)	—	(25)

Total Non-organic (income) expenses	294	600	(306)

Other income (expenses) from investments

Details are as follows:

(millions of euro)	2008	2007	Change
Dividends	129	152	(23)
Other income and gains on disposals of investments	3	149	(146)
Losses on disposals of investments	(480)	—	(480)
Impairment losses on financial assets	(243)	(65)	(178)

Total	(591)	236	(827)

Specifically:

•	the year 2007 included, among others, the gains on the sale of Mediobanca shares (109 million of euro) and Capitalia shares (38 million of euro);

•	dividends mainly refer to Telecom Italia Sparkle (114 million of euro) and Matrix (10 million of euro);

•

losses on disposals of investments refer to the sale of Liberty Surf Group S.A.S. to Iliad S.A., finalized in August 2008. The loss was determined on the basis of the investment’s carrying amount which took into account the purchase price of 475 million of euro, the writedown of 185 million of euro recognized at the end of 2006 and the share capital increase of 630 million of euro carried out in 2008;

•

impairment losses are mainly in respect of the writedowns of the investments in Telecom Italia Media for 148 million of euro for the adjustment to market value, Telecom Italia Capital for 50 million of euro and Olivetti for 32 million of euro.

Report on operations	73

Review of financial and operating performance - Telecom Italia S.p.A.

Finance income (expenses)

Details are as follows:

(millions of euro)	2008	2007	Change
Income on bond buybacks	58	—	58
Early closing of cash flow derivatives	19	55	(36)
Withholdings at source on interest earned on loan contracts with group companies residing in Europe	—	143	(143)
Net finance expenses, fair value adjustments of derivatives and other items	(2,478)	(2,343)	(135)

Total	(2,401)	(2,145)	(256)

In particular, the decrease of 135 million of euro in “net finance expenses, fair value adjustments of derivatives and other items” refers almost entirely (128 million of euro) to higher interest rates and the change in debt exposure.

Income tax expense

Income tax expense totals 674 million of euro and is composed of:

•	IRES and IRAP current income taxes for 1,189 million of euro;

•	substitute tax for the realignment of off-book deductions, as allowed by Law 244 dated December 24, 2007, art. 1, paragraph 48, for 528 million of euro;

•	lower deferred taxes owing to the above tax alignment and other minor items for a total of 1,043 million of euro.

The reduction of 970 million of euro compared to 2007 is due to:

•	lower tax rates with a positive impact of 137 million of euro; as from 2008, the IRES tax rate is reduced from 33% to 27.5% and the ordinary IRAP tax rate from 4.25% to 3.90%;

•

tax realignment of the above off-book deductions, with a positive impact of 509 million of euro, represented by income of 1,037 million of euro generated by the reversal of deferred tax charges and the recognition of a substitute tax expense of 528 million of euro;

•	lower taxable income and other positive changes of 324 million of euro.

•	Balance sheet and financial performance

Balance sheet structure

(millions of euro)	12/31/2008	12/31/2007	Change
ASSETS
Non-current assets	70,187	70,922	(735)
of which Goodwill	40,013	40,013	—
Current assets	10,359	11,634	(1,275)
Discontinued operations/Non-current assets held for sale	9	—	9

	80,555	82,556	(2,001)

EQUITY AND LIABILITIES
Equity	22,900	23,615	(715)
Non-current liabilities	39,732	42,986	(3,254)
Current liabilities	17,923	15,955	1,968

	80,555	82,556	(2,001)

Report on operations	74

Review of financial and operating performance - Telecom Italia S.p.A.

•	Net financial debt and cash flows

Net financial debt

Net financial debt is 39,916 million of euro, with a reduction of 226 million of euro compared to 40,142 million of euro at year-end 2007.

Net debt is composed as follows:

(millions of euro)	12/31/2008	12/31/2007	Change
NON-CURRENT FINANCIAL LIABILITIES
Bonds	15,683	16,500	(817)
Amounts due to banks, other financial payables and other financial liabilities	19,462	21,054	(1,592)
Finance lease liabilities	1,662	1,778	(116)

	36,807	39,332	(2,525)

CURRENT FINANCIAL LIABILITIES (1)
Bonds	608	1,272	(664)
Amounts due to banks, other financial payables and other financial liabilities	6,693	4,496	2,197
Finance lease liabilities	252	251	1

	7,553	6,019	1,534

TOTAL GROSS FINANCIAL DEBT	44,360	45,351	(991)

NON-CURRENT FINANCIAL ASSETS
Financial receivables and other financial assets	640	582	58

	640	582	58

CURRENT FINANCIAL ASSETS
Financial receivables and other financial assets	241	244	(3)
Cash and cash equivalents	3,563	4,383	(820)

	3,804	4,627	(823)

TOTAL FINANCIAL ASSETS	4,444	5,209	(765)

TOTAL NET FINANCIAL DEBT	39,916	40,142	(226)

(1) of which the current portion of medium/long-term debt:
Bonds	608	1,272	(664)
Amounts due to banks, other financial payables and other financial liabilities	5,298	3,216	2,082
Finance lease liabilities	252	251	1

The non-current portion of gross financial debt amounts to 36,807 million of euro (39,332 million of euro at year-end 2007) and corresponds to 83% of total gross financial debt.

The composition of net financial debt, besides the effect of debt repayments which are higher than new proceeds, is particularly impacted by the fair value measurement of hedging derivatives and relative underlying hedged items.

In order to pursue the objectives of the Group in terms of the composition of debt and in accordance with the “guideline policy for debt management using derivative instruments”, Telecom Italia S.p.A., for both financing from third parties and intercompanies, uses IRS and CCIRS derivative instruments to hedge its liabilities. Additional details are provided in the Note “Derivatives”.

Derivative financial instruments are designated as fair value hedges for the management of exchange rate risks on financial instruments denominated in currencies other than euro and the management of the interest rate risk on fixed-rate loans. Derivative financial instruments are designated as cash flow hedges when the objective is to fix the exchange rate and interest rate of future variable contractual flows.

Report on operations	75

Review of financial and operating performance - Telecom Italia S.p.A.

The following chart summarizes the main transactions which had an impact on the change in net financial debt during 2008:

Net operating free cash flow

(millions of euro)	2008	2007	Change
EBITDA	9,577	9,730	(153)
Capital expenditures on an accrual basis	(3,471)	(3,948)	477
Change in net operating working capital:	(503)	167	(670)
Change in inventories	(17)	27	(44)
Change in trade receivables and net amounts due on construction contracts	315	334	(19)
Change in trade payables (*)	(706)	765	(1,471)
Other changes in operating receivables/payables	(95)	(959)	864
Change in provisions for employees benefits	227	(195)	422
Change in operating provisions and Other changes	(233)	114	(347)

Net operating free cash flow	5,597	5,868	(271)

(*)	Including the change in trade payables for amounts due to fixed asset suppliers.

With regard to the changes in net operating free cash flows, reference should be made to the comments in the consolidated data of the Telecom Italia Group.

The following also had an effect on net financial debt during 2008:

Disposal of investments and other divestitures flow

The disposal of investments and other divestitures flow totals 516 million of euro. The amount mainly refers to the disposal of Liberty Surf Group S.A.S in August 2008 (455 million of euro, net of the price adjustment and accessory charges) as well as the reimbursement of capital made by the investment holdings.

Capital expenditures flow

The capital expenditures flow refers to acquisitions of intangible assets (1,414 million of euro) and tangible assets (2,057 million of euro).

Financial investments and treasury shares buyback flow

Financial investments totaling 631 million of euro are mainly for the subscription to the Liberty Surf Group S.A.S. capital increase on July 30, 2008 by waiving receivables due from that company. The treasury shares buyback flow refers to the purchase of 25 million Telecom Italia ordinary shares in September 2008 to service the plan for the free grant of Telecom Italia ordinary shares

Report on operations	76

Review of financial and operating performance - Telecom Italia S.p.A.

denominated “Performance Share Granting”, set aside for top management of Telecom Italian or its subsidiaries, approved by the shareholders’ meeting held on April 16, 2007.

The buyback was carried out through the financial agent Mediobanca which operated with a mandate for the purchase of the shares on behalf of the Company in complete autonomy and independently of Telecom Italia and in accordance with the “Regulation of the markets organized and operated by Borsa Italiana S.p.A.” and the relative instructions.

The buyback required a total outlay of 27 million of euro, corresponding to an average price per share of euro 1.08451 (including agent fees).

Dividends flow

Dividends were paid for 1,617 million of euro. Dividends received from Group companies amount to 129 million of euro and mainly include dividends from Telecom Italia Sparkle (114 million of euro) and Matrix (10 million of euro).

Finance expenses, taxes and other net non-operating requirements flow

These mainly include the payment of taxes and net finance expenses during the year and, to a lesser degree, the change in non-operating receivables and payables.

***

The following should also be mentioned with respect to the net financial debt of Telecom Italia:

Sale of receivables to factoring companies

The sale of receivables to factoring companies finalized in 2008 led to a positive effect on net financial debt at December 31, 2008 of 779 million of euro (724 million of euro at December 31, 2007).

Bonds

Bonds at December 31, 2008 are recorded for 16,291 million of euro (17,772 million of euro at December 31, 2007). Their nominal repayment amount is 15,882 million of euro, with a reduction of 1,505 million of euro compared to December 31, 2007 (17,387 million of euro).

Changes in bonds during 2008 are as follows:

(millions of euro)	amount	reimbursement date
REPAYMENTS
Telecom Italia S.p.A. Floating Rate Notes Euribor 3M+ 0.22% maturing 2008	750	6/9/2008

BUYBACKS
Telecom Italia S.p.A., 850 million of euro 5.25% maturing 2055	180
Telecom Italia S.p.A., 750 million of euro 4.75% maturing 2014	77

NOTE

Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, total 348 million of euro (nominal amount) at December 31, 2008 and during 2008 increased by 51 million of euro (297 million of euro at December 31, 2007).

Maturities of financial liabilities and average cost of debt

The maturities of financial liabilities according to both the carrying amount (including measurements based on fair value adjustments and amortized cost, included in accrued expenses) and the expected nominal repayment amount, as contractually agreed, are presented below.

The average maturity of non-current financial liabilities is 6.58 years.

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Review of financial and operating performance - Telecom Italia S.p.A.

(millions of euro)	Carrying amount	Nominal repayment amount
Maturing by 12/31 of the year:
2009 (*)	7,553	6,595
2010	3,536	3,454
2011	3,191	3,194
2012	9,711	9,697
2013	2,941	2,886
After 2013	17,428	16,872

Total gross financial debt	44,360	42,698

(*)	Including the carrying amount and nominal repayment amount of current liabilities, respectively, of 1,395 million of euro and 1,376 million of euro.

Current financial assets

Financial assets amount to 4,444 million of euro (5,209 million of euro at December 31, 2007), of which 3,804 million of euro (4,627 million of euro at December 31, 2007) is classified as current. This amount of current assets, together with unused committed credit lines for a total of 6.5 billion of euro, allows a broad coverage of repayment obligations.

•	Equity

Equity totaling 22,900 million of euro decreased by 715 million of euro compared to December 31, 2007 (23,615 million of euro). Changes in equity in 2008 and 2007 are reported in the following table:

(millions of euro)	2008	2007
At beginning of the year	23,615	24,524
Bond conversions, assignments of equity instruments and purchase of treasury shares	(26)	—
Profit for the year	1,500	1,882
Dividends declared	(1,618)	(2,783)
Movements in the fair value reserve of available-for-sale assets and of derivative hedging instruments	(571)	(12)
Other changes	—	4

At end of the year	22,900	23,615

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Review of financial and operating performance - Telecom Italia S.p.A.

Financial statements – Telecom Italia S.p.A.

Income statements

(millions of euro)	Year 2008	Year 2007	Change
			amount	%
Revenues	22,025	22,847	(822)	(3.6)
Other income	263	298	(35)	(11.7)
Total operating revenues and other income	22,288	23,145	(857)	(3.7)

Acquisition of goods and services	(9,004)	(9,471)	467	(4.9)
Employee benefits expenses	(3,448)	(3,112)	(336)	10.8
Other operating expenses	(688)	(1,260)	572	(45.4)
Changes in inventories	17	(27)	44	°
Internally generated assets	412	455	(43)	(9.5)
OPERATING PROFIT BEFORE DEPRECIATION AND AMORTIZATION, CAPITAL GAINS (LOSSES) AND IMPAIRMENT REVERSALS (LOSSES) ON NON-CURRENT ASSETS (EBITDA)	9,577	9,730	(153)	(1.6)

Depreciation and amortization	(4,426)	(4,259)	(167)	3.9
Gains (losses) on disposals of non current assets	27	1	26	°
Impairment reversals (losses) on non-current assets	(12)	(37)	25	°
OPERATING PROFIT (EBIT)	5,166	5,435	(269)	(4.9)

Income (expenses) from investments	(591)	236	(827)	°
Finance income	1,175	1,059	116	11.0
Finance expenses	(3,576)	(3,204)	(372)	11.6
PROFIT BEFORE TAX	2,174	3,526	(1,352)	(38.3)

Income tax expense	(674)	(1.644)	970	(59.0)
PROFIT FOR THE YEAR	1,500	1,882	(382)	(20.3)

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Financial statements - Telecom Italia S.p.A.

Balance sheets

(millions of euro)	12.31.2008	12.31.2007	Change
ASSETS
NON-CURRENT ASSETS
Intangible assets
Goodwill	40,013	40,013	—
Intangible assets with a finite useful life	4,509	4,867	(358)
	44,522	44,880	(358)
Tangible assets
Property, plant and equipment owned	11,643	12,208	(565)
Assets held under finance leases	1,369	1,442	(73)
	13,012	13,650	(638)
Other non-current assets
Investments	10,695	11,199	(504)
Securities, financial receivables and other non-current financial assets	640	582	58
Miscellaneous receivables and other non-current assets	509	489	20
Deferred tax assets	809	122	687
	12,653	12,392	261
TOTAL NON-CURRENT ASSETS (A)	70,187	70,922	(735)
CURRENT ASSETS
Inventories	115	98	17
Trade and miscellaneous receivables and other current assets	6,440	6,872	(432)
Current income tax receivables	—	37	(37)
Financial receivables and other current financial assets	241	244	(3)
Cash and cash equivalents	3,563	4,383	(820)
Current assets sub-total	10,359	11,634	(1,275)
Discontinued operations/Non-current assets held for sale
of a financial nature	—	—	—
of a non-financial nature	9	—	9
	9	—	9

TOTAL CURRENT ASSETS (B)	10,368	11,634	(1,266)

TOTAL ASSETS (A+B)	80,555	82,556	(2,001)

EQUITY AND LIABILITIES
EQUITY
Share capital issued	10,674	10,674	—
• less: treasury shares	(15)	(1)	(14)
Share capital	10,659	10,673	(14)
Reserves	7,345	7,928	(583)
Retained earnings, including net income for the year	4,896	5,014	(118)
TOTAL EQUITY (C)	22,900	23,615	(715)
NON-CURRENT LIABILITIES
Non-current financial liabilities	36,807	39,332	(2,525)
Employee benefits	1,106	1,040	66
Deferred tax liabilities	—	479	(479)
Provisions	534	738	(204)
Miscellaneous payables and other non-current liabilities	1,285	1,397	(112)
TOTAL NON-CURRENT LIABILITIES (D)	39,732	42,986	(3,254)
CURRENT LIABILITIES
Current financial liabilities	7,553	6,019	1,534
Trade and miscellaneous payables and other current liabilities	9,157	9,833	(676)
Current income tax payables	1,213	103	1,110
TOTAL CURRENT LIABILITIES (E)	17,923	15,955	1,968
TOTAL LIABILITIES (F=D+E)	57,655	58,941	(1,286)
TOTAL EQUITY AND LIABILITIES (C+F)	80,555	82,556	(2,001)

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Financial statements - Telecom Italia S.p.A.

Cash flows statements

(millions of euro)	Year 2008	Year 2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit	1,500	1,882
Adjustments for:
Depreciation and amortization	4,426	4,259
Impairment losses (reversals) of on non-current assets (including investments)	264	103
Net change in deferred tax assets and liabilities	(950)	883
Losses (gains) realized on disposals of non-current assets (including investments)	436	(150)
Change in employee benefits	227	(195)
Change in inventories	(17)	27
Change in trade receivables and net receivables on construction contracts	315	334
Change in trade payables	(370)	500
Net change in miscellaneous receivables/payables and other assets/liabilities	735	(565)
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES (A)	6,566	7,078

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets on an accrual basis	(1,413)	(1,551)
Purchase of tangible assets on an accrual basis	(2,058)	(2,397)
Total purchase of intangible and tangible assets on an accrual basis	(3,471)	(3,948)
Change in amounts due to fixed asset suppliers	(336)	265
Total purchase of intangible and tangible assets on a cash basis	(3,807)	(3,683)
Acquisitions of subsidiaries and businesses, net of cash basis	(630)	(702)
Acquisitions of other investments	(1)	(2)
Acquisition of cash and cash equivalents as a result of corporate transactions	—	(10)
Change in financial receivables and other financial assets	(65)	110
Proceeds from sales/repayments of intangible, tangible and other non-current assets	516	348
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES (B)	(3,987)	(3,939)

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in current financial liabilities and other	485	(410)
Proceeds from non-current financial liabilities (including current portion)	2,433	4,700
Repayments of non-current financial liabilities (including current portion)	(4,114)	(5,973)
Considerations paid for equity instruments	(27)	—
Dividends paid	(1,617)	(2,780)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES (C)	(2,840)	(4,463)
AGGREGATE CASH FLOWS (D=A+B+C)	(261)	(1,324)

NET CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR (E)	3,465	4,789
NET CASH AND CASH EQUIVALENTS AT THE END OF THE YEARS (F=D+E)	3,204	3,465

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Financial statements - Telecom Italia S.p.A.

Additional cash flows information:

(millions of euro)	Year 2008	Year 2007
Income taxes (paid) received	(582)	(461)
Interest expense paid	(2,824)	(2,892)
Interest income received	570	668
Dividends received	129	152

ANALYSIS OF NET CASH AND CASH EQUIVALENTS:

(millions of euro)	Year 2008	Year 2007
NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR:
Cash and cash equivalents	4,383	5,208
Bank overdrafts repayable on demand	(918)	(419)
	3,465	4,789
NET CASH AND CASH EQUIVALENTS AT END OF THE YEAR:
Cash and cash equivalents	3,563	4,383
Bank overdrafts repayable on demand	(359)	(918)
	3,204	3,465

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Financial statements - Telecom Italia S.p.A.

Reconciliation of consolidated equity

(millions of euro )	Profit for the year		Equity at 12/31
	2008	2007	2008	2007
Equity and Profit for the year of Telecom Italia S.p.A.	1,500	1,882	22,900	23,615
Equity and profit for the year of consolidated companies net of the share attributable of Minority Interest	(124)	500	18,391	19,522
Carrying amounts of consolidated investments			(30,353)	(31,802)

Consolidation adjustments:
- elimination of goodwill recognized in Parent financial statements			(40,013)	(40,013)
- recognition of positive differences arising from purchase of investments			43,817	44,341
- effect of elimination of carrying amount of shares of Parent held by Telecom Italia Finance			(468)	(468)
- valuation of investments using the equity method	55	49	102	85
- intragroup dividends	(236)	(318)
- losses and impairment losses on consolidated companies included in the results of parent companies	415	184	11,072	10,527
- gains (losses) on sales of investments	636	148	(22)	(11)
- elimination of internal profits included in tangible and intangible assets	10	31	(20)	(28)
- elimination of intragroup transactions on investments			(2)	(3)
- derivatives	(5)	(14)	701	109
- other adjustments	(37)	(14)	21	48

Equity and Profit for the year attributable to equity holders of the Parent	2,214	2,448	26,126	25,922

Equity and Profit attributable to Minority Interest	1	7	730	1,063

Equity and Profit for the year of the consolidated financial statements	2,215	2,455	26,856	26,985

Report on operations	83

Reconciliation of consolidated equity

Related party transactions

The information on related party transactions required by Consob Communication DEM/6064293 of July 28, 2006 is presented in the financial statements and in the Note “Related Party Transactions” in the annual consolidated financial statements at December 31, 2008 of the Telecom Italia Group and in the separate financial statements of Telecom Italia S.p.A.

Furthermore, a specific Group Steering Committee for Relations with Telefónica has been operational since the end of 2007. Its purpose, among others, is to identify business areas and activities that could lead to possible industrial synergies between the two Groups and to devise the resulting plans to implement them. The internal working groups that have consequently been set up between the two during 2008 have identified numerous areas of interest regarding:

•

the achievement of synergies, strictly speaking, especially in the areas of procurement, IT, technology and research, in which the mutual factor would be the experience and expertise of each of the two parties, with consequent possible improvements;

•	the sharing of best practices in the areas of specific processes or company services, aimed at improving performance in the respective domestic markets;

The project which, as announced in March 2008, estimates synergies of 1.3 billion of euro attainable by the two Groups in the three-year period 2008-2010; Telecom Italia’s share would be 55%.

The operational sphere of the initiative would exclude the operations of the two Groups in Brazil and Argentina.

In view of its strategic nature, as well as having considered the circumstance that Telefónica is a related party of Telecom Italia, the Committee for Internal Control and Corporate Governance has been called upon to monitor the manner in which the project is implemented, in light of the specific rules of conduct.

Report on operations	84

Related party transactions

Sustainability section

•	Introduction

For twelve years, Telecom Italia Group has been analysing its own performance with regard to those interested parties on whom it depends and who influences by its own activities, that is, the stakeholders: Customers, Suppliers, Competitors, Institutions, the Environment, the Community, Human Resources and Shareholders.

The inclusion, as of 2003, in the “Report on Operations” of information concerning activities that regard stakeholders is confirmation of the Group’s willingness to present its financial data along with non-financial information.

•	References and Governance

In defining and implementing its own Sustainability strategy and programmes, Telecom Italia Group makes reference to the guidelines issued by the main global organisations of guidance and standardisation in Corporate Responsibility.

In 2002, Telecom Italia endorsed the principles of the Global Compact, the main point of reference at the worldwide level, which was launched in 2000 by the UN to promote the protection of the environment, respect for human rights and working standards, and anti-corruption practices. The System of Sustainability Management also takes into account international regulations and the main standards in the area:

•	the Recommendations and Communications of the European Commission;

•	the OCSE guidelines directed at multi-national enterprises;

•	the principles of the international research institute, AccountAbility, on Assurance and on Stakeholder Engagement;

•	the ISO 9000 and ISO 14000 certificates for the Quality and Environmental Systems of Management;

•	the principles of the Conventions of the International Labour Organisation (ILO) on respecting the fundamental rights of workers;

•	the Social AccountAbility 8000 standard (SA8000), aimed at promoting respect for human rights and working conditions by companies and their supply chains.

The Board of Directors’ meeting of November 7, 2008, decided to group the monitoring of activities in the field of Sustainability under the oversight of the External Relations Department, thus giving it a supervisory and coordinating role, and by establishing the Telecom Italia Foundation. The Board of Directors also decided to take on responsibility for scrutinising all Sustainability activities through Internal Control and the Corporate Governance Committee that will check Sustainability activities, including projects managed by the Telecom Italia Foundation, to ensure they are consistent with the Group’s ethical values.

•	Reporting and Planning

Reporting

The performance analysis and the associated reporting of the results are based on a multi-stakeholder approach and upon around 200 KPI (Key Performance Indicators), defined on the basis of the analysis of the GRI (Global Reporting Initiative) guidelines, the demands of stakeholders and the questionnaires sent by the leading rating agencies, with the aim of inclusion in the indexes of Sustainability. Regarding the GRI Application Levels, defined by the G3 guidelines, the A+(1) level requirements have been followed.

The methodology pursued in measuring investments in the community is that defined by the London Benchmarking Group (LBG).

For the purposes of the Sustainability report, subsidiary companies included in the area of consolidation have been taken into account, unless otherwise stated (see chapter “The Environment”), excluding Discontinued operations/Non-current assets held for sale.

(1)	The attainment of level A+ is subject to confirmation by GRI.

Report on operations	85

Sustainability section

The selection of matters to be published in the Sustainability report has been made on the basis of the principles of materiality, responsiveness and completeness as defined by AccountAbility, in line with the GRI guidelines: the information reported concerns the relevant impacts (in the economical/environmental/social terms) of Group’s activity on stakeholders.

Planning

The Sustainability Plan is based on a procedure that is broken down into four phases: identification of areas for improvement, a comparison between the areas for improvement and the projects the Group intends to carry out for the purposes of its business; definition of the interventions targeted at the areas for improvement for which the projects already planned prove insufficient; monitoring the areas in need of supervision in order to maintain the level of Sustainability performance achieved. Within the decision-making process that leads to the approval of investments, the business projects that require relevant investment, presented for approval by the appropriate Committees, are accompanied by an assessment schedule in which their impact, in terms of the Sustainability of the investment, is stated.

•	Results

A summary of the principal initiatives undertaken in 2008 is reported below.

•

To better assess performance in terms of energy consumption, Telecom Italia has developed an indicator that sets the service offered to the customer, simplified as the measurement of bits transmitted, and the company’s impact on the environment in terms of energy consumed. The improvement in eco-efficiency compared to 2007, measured by this indicator, is equal to around 35%. Further information can be obtained in the chapter The Environment/Energy.

•

The numerous initiatives to optimise the use of electricity brought an overall reduction in consumption of 1.08% compared to the previous year. The improvement in the mix of electricity provision (a reduction in the acquisition from traditional sources, an increase in the acquisition from renewable sources and in-house electricity production through co-generation), the modernisation of heating plant and the company car fleet, paved the way for a reduction in emissions of carbon dioxide of 1.39% compared to 2007. Further information can be found in the chapter The Environment/Energy and Atmospheric Emissions.

•

In the 2008 edition of Carbon Disclosure Project (CDP), Telecom Italia was listed as the best Italian company among those included in the Global500 Index for the communication of data related to climate change.

•

Telecom Italia has been included among the top ten companies of the “S&P Mib40” in the Accountability Rating 2008, developed by AccountAbility and other partners in order to measure the Sustainability performance of companies.

•

Meetings with SRI (Socially Responsible Investing) investors have continued in 2008. These are operators who, in their choice of investments, favour those companies that pay particular attention to ethical, social and environmental issues, without detriment to their economic-financial performance. A special road show dedicated to the SRI investors was held in two different European markets (Frankfurt and Paris), organised by a joint team including the Investor Relations and Group Sustainability departments. Investors expressed their general appreciation of the Group’s Sustainability model and made some suggestions for future developments.

•

In the context of the Alliance between the European Commission and companies, launched on March 22, 2006, the work of the “Sustainability and evaluation of non-financial performance” laboratory, of which Telecom Italia is co-leader, has continued, with the aim of defining an advanced communication model for non-financial performance, in line with the need expressed by investors and other stakeholders. To stimulate a dialogue on the subject, a wide-ranging consultation process has been begun, with a round of meetings and a dedicated internet site. The preliminary results from the laboratory were presented on December 4, 2008, in Brussels, in the presence of representatives from the Institutions, academia, the business world and NGOs. Against that backdrop, the workshop won the explicit appreciation of the Vice President of the European Commission, Günter Verheugen.

Report on operations	86

Sustainability section

•	Placement in the indexes

The Sustainability indexes represent stock indexes in which securities are selected not only on the basis of economic-financial parameters but also in the light of social and environmental criteria. The process of selection is carried out by specialised rating agencies.

Telecom Italia has been confirmed in the leading indexes of Sustainability at the national and international levels:

•	Dow Jones Sustainability World Indexes (DJSI World);

•	Dow Jones STOXX Sustainability Indexes (DJSI STOXX).

•	Financial Times Stock Exchange for Good (FTSE4Good) Global 100;

•	FTSE4Good Europe 50;

•	FTSE4Good Environmental Leaders Europe;

•	Ethibel Sustainability Indexes (ESI):

•	Excellence Europe;

•	Excellence Global;

•	Pioneer Global.

•	Advanced Sustainable Performance Index (ASPI) Eurozone;

•	KLD Sustainability Indexes:

•	Global;

•	Global ex US;

•	Europe;

•	Europe Asia Pacific;

•	E.Capital Partners Indexes (ECPI):

•	Ethical Global;

•	Ethical Euro;

•	Ethical EMU;

•	ECPI Global TOP 30;

•	Axia:

•	Ethical;

•	Euro Ethical;

•	CSR.

Tim Participações has been included in the ISE (Índice de Sustentabilidade Empresarial) index, run by Bovespa (the San Paolo stock exchange) together with the Brazilian Environment Ministry, UNEP and other financial and Sustainability organisations.

•	Economic value generated and distributed

The economic value generated and distributed to stakeholders(1) follows. Since 2008, the method of presentation recommended by the Global Reporting Initiative (GRI) has been adopted, with appropriate adaptation. Data regarding the previous financial year have been recalculated for comparison purposes.

(millions of euro)	2008	2007
Direct economic value generated
a) Revenues and other income	30,514	31,419
b) Interest payable and dividends paid	329	295
c) Capital gains (capital losses) from disposals of non-current activities	35	5
d) Direct economic value generated (a+b+c)	30,878	31,719
Economic value distributed
e) Operating costs	14,508	15,513
f) Employee costs	4,220	3,822
g) Shareholders and providers of capital	4,009	5,259
h) Taxes and duties	2,126	1,164
i) Economic value distributed (e+f+g+h)	24,863	25,758
Economic value retained (d-i)	6,015	5,961

(1)	The value distributed to the stakeholder “The Community” is not shown in the table but can be found in the relevant chapter.

Report on operations	87

Sustainability section

(millions of euro)	2008	2007
Wages and salaries	2,677	2,651
Social security costs	958	932
Provisions for employees’ severance and retirement	71	71
Other expenses	514	168
Employee costs	4,220	3,822

(millions of euro)	2008	2007
Acquisition of external goods and services	13,876	14,255
Other operating costs(*)	1,277	1,815
Change in inventories	(114)	(11)
Internally generated assets	(531)	(546)
Operating costs	14,508	15,513

(*)

Mainly consists of devaluations and expenses connect to the management of non-financial credits of 744 millions of euro (951 millions of euro in 2007) and contributions and fees for TLC activities of 315 millions of euro (283 millions of euro in 2007), net of “Other taxes and duties” of 419 millions of euro (416 millions of euro in 2007) included in the item “Taxes and duties”.

(millions of euro)	2008	2007
Dividends distributed	1,668	2,840
Interest payable	2,341	2,419
Shareholders and providers of capital	4,009	5,259

(millions of euro)	2008	2007
Income taxes	1,707	748
Indirect taxes and duties	419	416
Taxes and duties	2,126	1,164
of which regarding Italian activities	1,780	944
of which regarding activities abroad	346	220

Report on operations	88

Sustainability section

Customers

•	Customer Satisfaction

The Customer Satisfaction surveys carried out by the company are of two kinds:

•

the “reflective” survey is based on the overall, considered perceptions of the customer, and is not therefore connected to a moment in time when contact was made for some specific reason. This method permits the analysis of the causal relationships that determine the customer’s level of satisfaction. The survey, similar to the one used for the ACSI (American Customer Satisfaction Index), yields an indicator which is stable and has a predictive capacity, and that can be used to make comparisons between sectors and countries. This indicator provides important suggestions about the levers that can be employed to improve the levels of Customer Satisfaction. This type of survey has been extended to cover all categories of customers, consumer and business;

•

the “reactive” survey is conducted immediately after the specific event which is the object of the inquiry (a contact with the Call Center). Those interviewed are asked to express, with the experience of the call still fresh in their minds, an overall assessment of the service received (overall satisfaction) and an assessment of the individual aspects of the experience (for example, the time of the wait to speak to an operator, courtesy and competence).

The information contained in the following two tables was obtained through the first of the two kinds of surveys listed above and refers to the 2008 progressive weighted average.

	Customer segment	Satisfaction with access service (*)	Satisfaction with billing (*)
Fixed telephony	Consumer	7.98	7.14
	Business	7.59	6.56

	Customer segment	Satisfaction with network coverage (*)	Satisfaction with billing (*)
Mobile telephony	Consumer	8.34	7.60
	Business	8.10	6.97

(*)	Average satisfaction on a scale of 1-10, where 1 means “completely unsatisfied” and 10 “completely satisfied”.

The information contained in the following table was obtained through the second of the two kinds of surveys listed above and it refers to the 2008 progressive weighted average.

Customer satisfaction with Customer Care

	Customer segment		Overall satisfaction (*)	Courtesy of operator (*)	Competence of operator (*)
Fixed telephone	Consumer	(1)	6.63	8.34	7.67
	Business	(2)	6.09	8.13	7.23
Mobile telephone	Consumer	(3)	7.50	8.74	8.16
	Business	(4)	6.49	8.31	7.32

(*)	Average satisfaction on a scale of 1-10, where 1 means “completely unsatisfied” and 10 “completely satisfied”.
(1)	Assistance provided by the 187 service for information, commercial and administrative calls, connections/disconnections, purchases, subscriber switches, claims and reminders.
(2)	Assistance provided by the 191 service for information, commercial and administrative calls, connections/disconnections, purchases, subscriber switches, claims and reminders.
(3)	Assistance provided by the 119 Service for information, commercial and administrative calls, changes and claims.
(4)	Assistance provided by the Business Toll Free Number for information, commercial and administrative calls, changes and claims.

Customer satisfaction within the management incentive scheme

Telecom Italia’s short-term management incentives scheme provides, among the targets for all those within the scheme, one linked to customer satisfaction. This target is measured through the Customer Satisfaction indices for fixed and mobile services, monitored through the first of the two kinds of surveys listed above (“ACSI compliant”).

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Suppliers

The following table shows the status of all the objectives established for 2008, together with the new objectives for 2009:

Subject	2008 Targets	Status	2009 Targets
ISO 9001 and ISO 14001 certification	Completion of the ISO 9001 certification of TI Group’s Purchasing Department and ISO 14001 certification of Facility Management activities of the said Department.	Achieved	Maintenance of the ISO 9001 certification of TI Group’s Purchasing Department and the ISO 14001 certification of the Facility Management activities of the said Department.

E-community project

Development of an e-community project through the creation in the Supplier Portal of a multimedia environment for:

•     publishing policies, standards, specific targets, and best practices, in the field of Sustainability;

•     stimulate the start up of Sustainability projects;

•     organise electronic voting campaigns for suppliers on our own Sustainability projects and those of the suppliers.

		Achieved	Development and extension of the e-community to other groups of suppliers.

Supplier evaluation	The calculation of a Global Vendor Rating index that takes account of suppliers’ performance in the field of environmental and social Sustainability.	Achieved	Introduction of environmental criteria, with a weighting no less than 10%, in the bidding process for some of the main products for marketing.

Controls on Telecom Italia suppliers	An increase of 10% of the scheduled checks on suppliers in the areas of Ethics and Sustainability, integrating the controls currently carried out by audits with monitoring conducted on a self-evaluation basis.	Achieved

Controls on suppliers of subsidiary companies	The extension of the checking activities involving the main suppliers of the subsidiary, Hansenet Telekommunikation GmbH (Germany) and the requested adherence to the principles of TI Group’s Code of Ethics.	Achieved

Among the initiatives cited above, particular importance is attached to those regarding the Global Vendor Rating and the e-community of principal suppliers.

The Global Vendor Rating indicator, defined during 2008 and applied as an experiment concerning the firms operating in the network works sector also takes into consideration, over and above the usual technical, administrative and commercial parameters, the social (including monitoring accidents) and environmental performance of suppliers, with a weighting equivalent to 20%. Regarding the e-community of the principal suppliers, presently active only for the firms operating in the network works sector and for ICT partners, this has already produced some operational results in the field of safety.

Moreover, initiatives aimed at improving transparency in dealings with suppliers have been pursued:

•

a second survey was carried out into the level of satisfaction of the Group’s main suppliers with the Purchasing Department, and with Telecom Italia in general. The average evaluation that can be deduced from around 290 questionnaires compiled (participation of around 42% against 34% in 2007) was equal to  69/100 ( 71/100 in 2007);

•

an assessment was also carried out in 2008 (with reference to the year 2007) of Telecom Italia Group’s conformity rating with the SIRF Guidelines “Sustainability and Integrity within the relationship with suppliers”, run by a leading independent evaluation company. The results were also “optimum” for the year 2007, with an overall improvement in the valuation (the total points were 87.40% against 83.42% in 2006.

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Competitors

•	Organisations and associations

Collaboration with competitors at the national level

Confindustria and National Partner Associations

Telecom Italia is involved in the management of association relations, coordinating lobbying and representation activities with Confindustria and its member associations. The Group is a member of 100 territorial associations and of the following federations/associations in the sector: Confindustria Servizi Innovativi, Asstel, Assoelettrica.

Association in support of the Committee on Minors in TV

In 2003, Telecom Italia Media and MTV signed up to the Code of Self-Regulation for the Protection of Minors in TV. To actively support the work of the Committee in charge of meeting the commitments assumed under the Code, an association was constituted, to which Telecom Italia Media, Rai, Mediaset, Radio and Television Federation (FRT) and Aeranti-Corallo subscribed.

Ugo Bordoni Foundation

Together with other operators in the sector, the Group participates in the Ugo Bordoni Foundation (FUB), which conducts, amongst other things, research, studies and consultation in the communications and information technology sector, and runs numerous projects in collaboration with the Ministry of Communications and with other public and private bodies.

DGTVi

Telecom Italia Media is a member of DGTVì (National Association for Digital Terrestrial Television) together with Rai, Mediaset, D-Free, Aeranti-Corallo and FRT. In 2008, the Association’s activities were concentrated both on the concluding phase of the conversion from analogue television to digital terrestrial that took place in Sardinia on October 31, and on the work begun under the auspices of the task-forces created for each of the regions that will convert to digital in 2009: Valle d’Aosta, Piedmont, the provinces of Trento and Bolzano, Lazio and Campania.

Moreover, the Group subscribes to and participates in the work of the following associations: Distretto dell’Audiovisivo e dell’ICT, FRT, the Association for the Convergence of Communications Services (ANFoV), HD Forum, Auditel, the Italian National Digital Committee (CNID).

Collaboration with competitors at the international level

At the international level, Telecom Italia Group collaborates with various organisations and associations, among which are:

•

ETNO (European Telecommunications Network Operators’ Association): an association within the sector among whose objectives are the development of a competitive and efficient European Telecommunications market through coordination amongst operators and dialogue with institutions;

•

GSMA Europe: an association that brings together European mobile phone operators, whose objectives include the development of the European mobile phone and associated services market, with particular attention to the regulatory aspects;

•

ITU (International Telecommunications Union): a United Nations Organisation agency whose objective is to promote the establishment, jointly among Governments and the private sector, of international technical standards, of operating procedures for wireless services and of programmes for the improvement of the Telecommunications infrastructure in developing countries.

•	Commitments regarding access network

At the end of the dialogue that was undertaken, Telecom Italia assumed certain precise commitments with regard to AGCOM in order to improve the efficiency of the administrative separation, introduced in 2002 (Resolution 152/02/CONS) within the Wholesale Area, for the sale of services to other operators and to the Retail Areas.

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The commitments(1), are subdivided into 14 groups, to which 3 methodological commitments have been added (Variation, Deadline, Modulation). They have the following objectives:

•

to guarantee equal treatment, both technical and financial, with regard to the production procedures of wholesale access services, by the Open Access department, charged with the management of access network;

•	to make transparent the financial conditions for selling some specific services to the commercial departments of Telecom Italia, through service contracts;

•	ensure the satisfaction of operators and end customers, also by reducing disputes, through the development and qualitative improvement of the fixed access network and related services;

•	to make the evolution of Telecom’s fixed access network more transparent for operators;

•	ensure the maintenance of conditions of competition in the transition to new generation networks.

Institutions

•	Relations

The regulatory activities of the national institutions - both central (Parliament, Government) and local (Regions, local Authorities and Independent Authorities in the sector) - are constantly monitored by Telecom Italia Group. To this end, Telecom Italia interacts with the competent national Institutions (Parliamentary Commissions, the Ministry of Economic Development and other Ministries, and Local Authorities), and with the European Commission and its Regulatory Committees, the Council of Europe, the European Parliament and the ERG (European Regulators Group).

•	National legislative activity

The main legislative measures of interest to the Group that were approved, or were in the course of being approved, during 2008, are the following:

•

Law no. 31 of February 28, 2008, which introduces the possibility of exclusion, for television broadcasters in particular financial situations, such as La7 and MTV, from the obligation, introduced under the financial law 2008, of contributing to European audiovisual projects.

•

Legislative Decree May 30, 2008, no. 109, enacting the so-called “Frattini directive”, which lays down, for Telecommunications providers, new time periods for the retention of telephone voice and data traffic for judicial purposes.

•

Law no. 101 of June 6, 2008, which enshrined in law the so-called “Save-infringement” decree: article 8 i) makes, amongst other measures, the activities of network operators dependent on the issuing of general authorisations under the Code of Electronic Communications, and provides for the conversion of licenses presently held by network operators into such authorisations.

•

Law no. 133 of August 6, 2008, which contains, amongst other measures, provisions to streamline the authorisation procedures for building the infrastructure for electronic communications (the recourse to the Declaration of the Start of Operations) and measures to facilitate the laying of fibre optics, and the free use of existing civic infrastructure, owned by local Authorities and authorised public agencies.

•

Article 19 of the “Thousand extensions” decree law, postpones until July 1, 2009, the date starting from which it will be possible to launch joint legal proceedings for damages against businesses (so-called “class actions”).

•	Bills “linked” to the 2009 Budget, now being examined by Parliament, contain:

(1)	A complete list of commitments may be obtained at www.agcom.it.

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•

regulations aimed at the development of broadband, such as the allocation (for the period 2007/2013) of 800 million euros to the Fund for infrastructure projects in Underdeveloped Areas (FAS) and the measure promoting the mini-trench excavation technique for the installation of broadband infrastructure;

•	the widening of technological areas under the “Plan for Industry 2015” regarding projects of industrial innovation, which is also extended to the ICT sector.

•	European legislative activity

The Group has concentrated it activities in the following areas:

•

the monitoring of the activities of the European Parliament and the EU Council of Ministers on the Community’s new regulatory framework for electronic communications and the activities of the European Commission concerning the provisions made by national sector Authorities in the relevant markets (Recommendation 2007/879/EC);

•	the process of adoption of the Directive on electronic payments in the internal market;

•	the proposal to amend the regulation on international roaming services and the process of adoption of the amendments to such regulation.

•	the analysis of the texts of the Recommendation on regulated access to NGN and on fixed and mobile terminations;

•	the analysis of the activities and decisions of the European bodies charged with the implementation of the regulatory framework (the sector Committee – Cocom and the European Regulators Group – ERG).

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The environment

•	Environmental performance

Environmental performance reporting figures have been drawn up from management data and, following the principle of materiality, only those subsidiary companies have been included in the consolidated accounts that fulfil both of the following two prerequisites: revenue greater than 300,000 euros and more than 40 employees, excluding discontinued operations/non-current assets held for sale.

The environmental performance data, reported in the following pages, cover:

•	energy;

•	atmospheric emissions;

•	water;

•	paper;

•	waste.

•	Energy

Energy consumption by Telecom Italia S.p.A and the Group as a whole is shown below.

Heating systems

			Changes %
		Telecom Italia S.p.A.	2008	2008
		2008	vs 2007	vs 2006
Energy consumed in diesel fuel	MJ	142,647,530	-4.36%	-11.80%
Energy consumed in methane fuel	MJ	684,483,906	-5.11%	-5.74%
Total energy for heating	MJ	827,131,436	-4.98%	-6.84%

Heating systems

			TI Group breakdown by BU (%)
		TI Group 2008	Domestic/BroadBand/ Brazil (*)	Media	Olivetti
Total energy for heating	MJ	950,005,158	91.45%	0.27%	8.28%

(*)

In this table, and in the subsequent tables in this chapter, the Domestic/BroadBand/Brazil scope includes domestic activities of fixed and mobile TLC, as well as the related support activities, BroadBand services in Germany and the Netherlands and the activities of Tim Brasil Group. Following the Bolivian government’s Decree of May 1, 2008, which provided for the nationalisation of the shares of Entel Bolivia held by Telecom Italia Group, Entel Bolivia does not fall within the scope of the data reporting.

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Vehicles

			Changes %
		Telecom Italia S.p.A. 2008	2008 vs 2007	2008 vs 2006
Unleaded petrol consumption	I	10,164,548	-27.63%	-40.16%
Diesel consumption	I	14,509,532	34.58%	62.12%
Total energy consumption (*)	MJ	844,539,630	0.96%	-2.45%

(*)	Represents the conversion into MegaJoules of the consumption of unleaded petrol and diesel expressed in litres. The data also include LPG consumption (330 liters, equal to 9,890 MJ)

The increase in the consumption of diesel and the reduction in the consumption of petrol are to be ascribed to the gradual change in the composition of the company fleet, which has favoured cars with diesel engines.

Vehicles

			TI Group breakdown by BU (%)
		TI Group 2008	Domestic/BroadBand/ Brazil	Media	Olivetti
Total energy consumption	MJ	1,337,027,854	98.04%	0.62%	1.34%

Number of vehicles and distance travelled

			Changes %
		Telecom Italia S.p.A. 2008	2008 vs 2007	2008 vs 2006
Total number of company vehicles	no.	21,448	-0.51%	-3.09%
Number of low-emission vehicles(*)	no.	21,097	-0.52%	-3.11%
Total distance travelled	km	313,946,775	0.63%	-0.12%

(*)	Vehicles fuelled by unleaded petrol, eco-diesel, bludiesel, GPL (meeting the Euro4 standard or higher), electricity or fuelled by other combustibles with comparable or lower emissions.

Number of vehicles and distance travelled (*)

			TI Group breakdown by BU (%)
		TI Group 2008	Domestic/Broadband/ Brazil	Media	Olivetti
Total number of vehicles	no.	23,252	98.42%	0.60%	0.98%
Total distance travelled	km	351,955,120	97.28%	0.97%	1.75%

(*)

The data shown refer to travel time and to the number of all vehicles (including ships) of the Group (industrial, commercial, used by senior and middle management) both owned and hired. Only where usage is significant and continuous, have vehicles (and travel times) owned or in use by the sales force of Tim Participações been included.

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Electricity consumption by Telecom Italia S.p.A and the Group as a whole is shown below.

Purchased or produced energy

			Changes %
		Telecom Italia S.p.A. 2008	2008 vs 2007	2008 vs 2006
Electrical energy from mixed sources (*)	kWh	2,093,422,340	-1.34%	0.79%
Electrical energy from renewable sources	kWh	37,219,674	16.31%	24.07%
Total electrical energy	kWh	2,130,642,014	-1.08%	1.13%

(*)

Electrical energy acquired from mixed sources was equal to 2,079 GWh. Self-produced electrical energy was equal to around 14 GWh and is supplied by a co-generation plant which also produces almost 4 GWh of thermal energy, with an associated consumption of methane gas equal to m3 3.39 millions.

Purchased or produced energy

			TI Group breakdown by BU (%)
		TI Group 2008	Domestic/BroadBand/ Brazil	Media	Olivetti
Total electrical energy	kWh	2,561,248,540	97.99%	1.13%	0.88%

Telecom Italia S.p.A. has launched a series of projects aimed at optimizing energy consumption and encouraging the use of renewable energy sources. Among these were:

•	decommissioning obsolete technologies and platforms, rationalising the network infrastructure and updating plant technology;

•	co-generation systems;

•	using alternative climate control systems in the exchanges and raising temperatures;

•	using information technology resources in shared, virtual environments;

•	remote control and measurement of energy of the exchanges’ rooms;

•	the separation of climate control in offices, exchanges and Base Transceiver Stations;

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Sustainability section - The environment

•	the regulation of the power factor of plant to reduce the reactive energy drawn by the network;

•	sharing BTS thanks to co-siting agreements with other Operators;

•	reduction/rationalisation of premises;

•	experiments with traditional and innovative photo voltaic equipment;

•	experiments with mixed energy sources (wind and photo voltaic);

•	the acquisition of energy that is certified as being from renewable sources.

Eco-efficiency Indicator

Telecom Italia S.p.A. measures its own energy efficiency by using an indicator that establishes a relationship between the service offered to the customer, simplified as the measurement of bits transmitted, and the company’s impact on the environment in terms of energy consumed.

The following table shows the level of the eco-efficiency indicator for TLC services in recent years.

Year	kbit/kWh	bit/Joule	Increase % year 200x vs. 200x-1
2004	777,248	216	+58%
2005	1,311,676	364	+70%
2006	2,175,006	596	+63%
2007	3,144,283	873	+45%
2008	4,237,038	1,177	+35%

In 2008, the indicator’s value was around 35% higher than 2007, exceeding the target set (1,130 bit/Joule). The annual increase is progressively diminishing: energy efficiency measures and the rise in traffic already achieved have reduced the margin for further improvement.

•	Atmospheric emissions

The following tables show the atmospheric emissions by Telecom Italia S.p.A. and by the Group, classified according to the GHG Protocol(1), with reference to Scope1 (heating systems, vehicle propulsion and co-generation(2)) and Scope2 (acquired electrical energy(3)).

Atmospheric emissions

			Changes %
		Telecom Italia S.p.A. 2008	2008 vs 2007	2008 vs 2006
Emissions of CO2 from purchased electrical energy produced from mixed sources	Kg	842,189,133	-2.00%	0.12%
Emissions of CO2 from co-generation	kg	5,100,000	—	—
Emissions of CO2 produced for heating	Kg	54,977,728	-4.96%	-6.99%
Emissions of CO2 produced for vehicles	Kg	61,451,387	2.29%	-0.39%
Total emissions of CO2	Kg	963,718,248	-1.39%	0.18%

(1)

The GHG Protocol, instituted in 1998 within the World Resources Institute and the World Business Council for Sustainable Development, supports businesses on the subject of greenhouse gas emissions through methods of calculation and studies aimed at promoting innovation and the acceptance of responsibility for climate change.

(2)	Emissions of CO2 connected to the use of fossil fuels for powering motor vehicles and heating systems have been calculated following the directions of the UNEP (United Nations Environment Programme).
(3)

To calculate the emissions from the acquisition of electrical energy, the GHG Protocol method has been used. This takes into consideration the energy mix of individual countries. The national GHG coefficient, expressed in grammes of CO2/kWh, are as follows: Italy 405; Germany 349; the Netherlands 387. For Brazil, the coefficient worked out by the local Energy Ministry has been used, which is equal to 29 grammes of CO2/kWh, and which is held to be more accurate.

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Atmospheric emissions

			TI Group breakdown by BU (%)
		TI Group 2008	Domestic/ BroadBand/ Brazil	Media	Olivetti
Emissions of CO2 from purchased electrical energy produced from mixed sources	Kg	902,476,843	98.35%	1.29%	0.36%
Emissions of CO2 from co-generation	Kg	5,100,000	100%	—	—
Emissions of CO2 produced for heating	Kg	63,050,162	91.48%	0.26%	8.26%
Emissions of CO2 produced for vehicles	Kg	98,059,571	97.99%	0.64%	1.37%
Total emissions of CO2	Kg	1,068,686,576	97.91%	1.17%	0.92%

For indirect consumption relating to the GHG Protocol’s Scope3, atmospheric emissions by Telecom Italia S.p.A. are estimated to be:

•	68 Million kilogrammes of CO2 for travelling between home and work;

•	16 Million kilogrammes of CO2 in business travel by air;

•	4 Million kilogrammes of CO2 relating to electricity generation, controlled by suppliers, at the Radio Base Stations;

•	40 Million kilogrammes of CO2 relating to the dispersal of hydrochlorofluorocarbon (HCFC) gases.

Climate change

The approach pursued by the Group in fighting climate change is based on action on two levels: reduce direct and indirect emissions of greenhouse gases; encourage and support the dematerialisation of goods and services.

As regards the reduction of emissions in 2008, over and above energy efficiency measures and the promotion of renewable energy through experimentation and acquisitions, the following actions have been taken:

•	the modernisation of the company’s car fleet;

•	the modernisation of the thermal power stations.

As regards dematerialisation, the Group supplies products and services that permit the elimination or reduction of greenhouse gases generated by the transport of people or objects. Some examples follow:

•	video and audio conferencing services;

•	the use of on line invoicing and payments;

•	TLC services aiding tele-working;

•	tele-medicine services;

•	infomobility systems.

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•	Water

Water consumption

		Changes %
	Telecom Italia S.p.A. 2008	2008 vs 2007	2008 vs 2006
m3	4,542,774	9.53%	7.64%

Water consumption

		TI Group breakdown by BU (%)
	TI Group 2008	Domestic/BroadBand/ Brazil	Media	Olivetti
m3	5,884,493	82.83%	0.42%	16.75%

•	Paper

Paper for office use

			Changes %
		Telecom Italia S.p.A 2008	2008 vs 2007	2008 vs 2006
Non-recycled paper purchased	kg	311,305	-20.48%	-59.83%
Recycled paper purchased	kg	356,139	7.44%	4,516.19%
Total paper purchased	kg	667,444	-7.68%	-14.72%

Telecom Italia S.p.A. has obtained the reduction in paper acquisition through consumption containment initiatives. Buying recycled paper in place of wood fibre paper for office use was begun at Telecom Italia S.p.A. at the end of 2006: this explains the limited quantity of acquisitions in that year (7,715 kg) and the respective, notable, percentage increase compared to 2008.

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Paper for office use

			TI Group breakdown by BU (%)
		TI Group 2008	Domestic/BroadBand/ Brazil	Media	Olivetti
Non-recycled paper purchased	kg	404,952	94.32%	4.81%	0.87%
Recycled paper purchased	kg	466,105	99.33%	0.67%	—
Total paper purchased	kg	871,057	97.00%	2.60%	0.40%

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•	Waste

The data shown in the table refer to the quantity of waste consigned(1) and legally recorded (2).

Waste consigned (*)

			Changes %
		Telecom Italia S.p.A 2008	2008 vs 2007	2008 vs 2006
Hazardous waste	kg	5,120,123	75.73%	80.35%
Non hazardous waste	kg	10,784,584	-16.92%	39.78%
Total quantity of waste	kg	15,904,707	0.07%	50.70%
Waste for recycling/reclamation	kg	14,106,145	-9.33%	40.64%
Ratio between recycled/reclaimed waste and total waste		88.69%	-9.39%	-6.67%

(*) The	data does not include telephone poles.

The increase in hazardous waste at Telecom Italia S.p.A. is due to the disposal of lead batteries and excavated earth and rocks from reclamation.

The increase in excavated earth and rocks caused a diminution of the ratio between the quantity of waste sent for recycling/reclamation and the total waste consigned.

Waste consigned (*)

		TI Group breakdown by BU (%)
	TI Group 2008	Domestic/Broadband/ Brazil	Media	Olivetti
kg	19,603,617	92.73%	0.82%	6.45%

Following the Agreement Programme for managing obsolete wooden telephone poles, signed in 2003, upon the favourable opinion of the autonomous State-Region-Province Conference, with the Ministry for the Environment and Protection of the Territory, and production and reclamation companies, de-commissioning also continued in 2008 with the substitution or elimination of 152,060 poles. Regarding electrical and electronic apparatus waste (RAEE), regulated by the Decree Law 151/05, Telecom Italia S.p.A. acts in some cases as producer and in all cases as distributor of specified equipment and is responsible for organising the management of its end-life cycle, as far as the aspects for which TI S.p.A. is involved.

(1)

By “waste consigned” is meant waste delivered to carriers for recycling or reclamation or disposal. From checks carried out in 2007 in the field of technological waste on around 6,000,000 kg of waste delivered to carriers for recycling and reclamation, 97% was recycled and reclaimed effectively while the remaining 3% was disposed of.

(2)

There may be slight variations in the situation as at December 31 until the following March 30, in so far as the source for the data are the records of loading and unloading of waste that are made once the actual weight has been checked at destination. The information was supplied to the producer of the waste within 3 months of the consignment and this explains the possible variations in the data.

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In expectation of the enactment (still incomplete) of the decrees, implemented under the cited Decree Law, that are required to make the procedure operational, Telecom Italia S.p.A. has set up a working party with the aim of focusing on certain points and preparing for the management of that area. Membership of the consortium that is specialised in managing the end-life cycle of equipment has been completed, the processes of collection and selection of the RAEE for each of the direct sales channels and appropriate clauses on the subjects of RAEE and RoHS(1) have been inserted in the conditions for standard purchase contracts.

•	Electromagnetic and noise emissions

The Group carries out all actions necessary to optimise the level of emissions from Base Transceiver Stations. In 2008, the goal of reducing the emissions from the SRBs, Base Transceiver Stations-GSM, during periods of maximum voice traffic, has been achieved and exceeded, with a consequent reduction in the intensity of the electromagnetic emissions. The Group undertakes the systematic monitoring of the levels of CEM in the installations of La7, MTV and TIMB (Telecom Italia Media Broadcasting) in order to guarantee that the legal limits are respected and that high safety standards are maintained.

Similar attention is paid to emissions from mobile handsets operating on the GSM bands 900Mhz, DCS 1800Mhz and UMTS. In 2008, 100% of technologically-innovative cellphone models, widely distributed throughout Italy, and 25% of Brazilian models, have been submitted for SAR (Specific Absorption Rate) rating with the aim of guaranteeing that the level of emissions from equipment respects the limits established by national and Community regulations.

In the area of the reduction of noise pollution, checks have been carried out on noise emissions by the company’s plant and equipment, and 96 sites, where critical levels were discovered, have been rectified.

•	Product responsibility

To improve the company’s Product Stewardship profile, products/services marketed by Telecom Italia S.p.A. are also examined under the following criteria:

•	health and safety of consumers;

•	labelling of products and services;

•	marketing communications;

•	respect for privacy;

•	conformity with applicable regulations;

•	environmental impact of the product.

Marketed products are subject to a technical test aimed at ensuring their conformity with European Directives and the National Laws of Implementation. Among the main regulations are:

•	the EU regulation on the protection and safety of customers in using the equipment;

•	the RoHS regulation which prohibits the use of certain substances in electrical and electronic equipment;

•	the RAEE regulation on the management of product end-life cycle.

Quality tests are conducted on products to check they comply with the environmental and safety requirements agreed with suppliers. See the preceding paragraph for checks conducted on mobile phone handsets.

During 2008, the methodology of Life Cycle Assessment (LCA) was applied to 22 products intended for marketing (cell phones, fixed telephones, fax machines and printers) under the auspices of the Green Procurement project.

The LCA approach allows, amongst other things, the evaluation of the environmental and energy burden of products/services during their entire life cycle.

(1)	European Directive 2002/95/EC on the restrictions on the use of prescribed hazardous substances in electrical and electronic machinery (Restriction of Hazardous Substances Directive).

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The community

Contributions made by the Telecom Italia Group to the Community during 2008, calculated according to the guidelines of the London Benchmarking Group (LBG), amounted to around 36 millions of euro (32 millions of euro in 2007), equal to 1.25% of the Pre-Tax Profits.

The calculation of the contributions was carried out using management data, in part based on estimates. More than 100 major international companies subscribe to the LBG, which was founded in 1994 and represents the gold standard at the global level in the classification of voluntary contributions by companies in favour of the Community.

In line with the LBG model, in order to measure and represent the Group’s commitment to the Community, the contributions paid out have been subdivided into 3 categories (Charity, Investments in the Community, Initiatives in the Community), adopting the usual pyramid diagram(1).

•	The Telecom Italia Foundation

The Telecom Italia Foundation was established during 2008, and became operational in 2009. The Foundation, one of the manifestations of Telecom Italia Group’s Sustainability strategy in relation to the Community, is aimed at strengthening the Group’s commitment in favour of the communities in which it operates by promoting ideas and projects for the improvement of people’s quality of life. The Foundation is active:

•	in the social field, developing educational and support projects dedicated to the least protected and most disadvantaged categories and bands of the population;

•	in the development of projects dedicated to education, training and scientific studies;

•	in the protection of the artistic and historical heritage by developing innovative ways and means of enjoying and disseminating knowledge.

•	Research and Development

In addition to the TILab, Telecom Italia Group’s research and development activities are carried out by the Operational Units and businesses (Network, Market, Information Technology, Security) and within the Group’s companies.

TILab is the department whose remit is the supervision of technological innovation for the Group, scouting for new technologies and engineering operations for services and network platforms. The work carried out by TILab is the outcome of a strategic partnership with the main manufacturers of telecommunications equipment and systems, and with centres of excellence in research at the most highly qualified national and international academic institutions. In 2008, 29 new collaborative projects were begun with as many universities, covering research into various types of technology, encryption algorithms, services concepts and new paradigms of communication.

(1)

The LBG model requires the inclusion in the first three levels of the pyramid of those activities in which the spirit of charity is to the fore, while leaving to companies the option of reporting activities more closely connected to the core business (Business Basics) separately. Telecom Italia, in accordance with these requirements, has not included the amount for Business Basics in the overall calculation of the contribution.

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Opportunities to generate competitive advantage and create market value for Telecom Italia Group have been pursued through the strategic management of the relationship between research, Intellectual Property Rights (IPR) and business, aimed at the development of the company’s assets in patents rights; in this context, during 2008, 39 new applications for patents were registered. The principle activities carried out by TILab were:

•

in the field of mobile phone access, solutions based on femtocells have been developed which represent an innovative way of providing radio access, based on an increased number of cells, greatly reduced in size. TILab, moreover, confirmed its role as a driver of technological innovation in mobile broadband also thanks to experimentation with the HSPA technology at the laboratories in Turin.

•

In the field of widening access to broadband, the identification of solutions capable of supporting the development of optic fibre access under the various scenarios available in the coming years continued, with terminals in the customer’s business premises, office or home.

•

Innovations in the Home Network and Terminals for the always connected domestic broadband network have seen the development of solutions that share the different flows of multimedia content through technologies based on the main international standards.

•

Within the scope of services based on converging content and applications, the development of innovations for specific groups of clients has continued. In particular, the e-tourism solutions have been enhanced with an application that allows access to and visualisation of the tourist portal in a dynamic way, based on the profile of the terminal used. Furthermore, the provision has been enriched with Web2.0 functionality, such as the generation and contextualised sharing of photos and videos.

•

In the field of video and multimedia services, the Tim SKY Mobile TV/Radio has been launched allowing customers to enjoy 10 SKY channels and 25 radio stations for 2G and 3G users, with the conversion of the radio/TV channels from “ON AIR” DVB broadcast on IP format to 3GPP on IP;

•	the Group’s Technological Plan 2009-2011 has been drawn up, tracing the main innovations in prospect for the next three years.

•

On the international level, TILab has pledged a substantial commitment to the task of standardisation, by influencing the manufacturers’ road map. In 2008, on the initiative of Telecom Italia, the Energy Efficiency Inter Operator Collaboration Group was launched. This is an ad hoc working group formed by 18 of the principle global TLC Operators with the aim of maximising energy efficiency in the telecommunications sector, interceding on standards and proposing actions to suppliers.

Finally, an outline agreement on development was jointly drawn up between the Telecom Italia Group and the Telefonica Group. The agreement provides for technical collaboration in carrying out specific research projects with Telefonica I+D, a Telefonica Group company involved in research and development. The subjects of the first projects are the following: Wireless Sensor Network Applications, Context Awareness/Ambient Intelligence Platforms & Services, Innovative Services and Applications Z-SIM Enabled, Connected Car, 3D Multimedia Technologies, Software Defined Radio, e-Tourism, and the observation and analysis of the main trends in technological innovation. The research and development activities carried out by the Operational Units and businesses of Telecom Italia have been directed towards developments that have been carried out internally, or externally by outside suppliers in order to create:

•

software products dedicated to systems for managing both marketing offers and activities on behalf of customers (Business Support Systems) and for managing the functioning of networks (Operational Support Systems), Security and other IT services;

•	testing; specifications for tenders; network architecture studies.

The main activities were:

•	the development of a new Customer Centric platform “CRM Business”, for the commercial management of the clients SOHO, SME, Enterprise and Top;

•

the evolution of the digital platform in support of business and the implementation of new services for the clients Consumer and Business, & Top. In particular, work has been aimed at supporting the following offers: “Family offer”, “Friend & Family”, MTV (main functionalities), IPTV; “Alice CASA” (naked), “Alice Total Security”, “Alice DATA KIT” (up-selling fixed-mobile), “TIM Affare Fatto al Lavoro”, “Office On Hand”, “Alice Affare Fatto” su VoIP, “Alice Business” (naked).

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Sustainability section - The community

Human resources

•	Headcount and changes

Telecom Italia Group

Headcount of personnel at December 31, 2008, divided as follows:

(units)	12/31/2008	12/31/2007	Changes
Italy	63,521	65,591	(2,070)
Abroad	13,229	14,509	(1,280)
Total personnel on payroll	76,750	80,100	(3,350)
Leased personnel	1,075	1,969	(894)
Total personnel	77,825	82,069	(4,244)
Non-current assets held for sale	—	1,360	(1,360)
Total	77,825	83,429	(5,604)

Excluding personnel concerned with “Non-current assets held for sale” (Liberty Surf Group) and leased personnel, the Group’s workforce has been reduced by 3,350 units compared to December 31, 2007. The changes can be itemized as follows:

•	the departure of Entel Bolivia (-1,475 units) from the area of consolidation and the sale of the activities related to “On Air” company strand by MTV Italia (-14 units);

•	net turnover down by 1,861 units, as specified for individual Business Unit:

(units) *	Recruited	Departed	Net change
Domestic	626	(2,558)	(1,932)
Brazil	3,650	(3,395)	255
European BroadBand, Olivetti, Media and Others	641	(825)	(184)
Turn over	4,917	(6,778)	(1,861)

*	Excluding 26 units due to transfers within the Group

Telecom Italia S.p.A.

(units)	12/31/2008	12/31/2007	Changes
Total personnel on payroll	56,650	58,686	(2,036)
Leased personnel	635	1,273	(638)
Total	57,285	59,959	(2,674)

At December 31, 2008, Telecom Italia S.p.A personnel on payroll numbered 56,650 units. Compared to December 31, 2007, an overall reduction of 2,063 units was recorded, due to:

•	the balance of 139 units moving to other Group Companies;

•	net turnover down by 1,897 units, as specified:

(units)	Recruited	Departed	Net change
Telecom Italia S.p.A. turn over	220	(2,117)	(1,897)

Tim Brasil Group

(units)	12/31/2008	12/31/2007	Changes
Tim Brasil Group - Total	10,285	10,030	255

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Sustainability section - Human resources

The headcount of personnel as of December 31, 2008 was equal to 10,285 units. Net turnover is detailed below:

(units)	Recruited	Department	Net change
Tim Brasil Group - Turn over	3,650	(3,395)	255

Excluding leased personnel, the number of personnel operating in Italy is equal to 82.8% of the Group total and can be broken down as follows:

Telecom Italia Group - Italy: employee breakdown by professional category

- Workers 0.5%
- Senior Managers 1.8%
- Middle Managers/Professionals 7.4%
- Office Staff/Specialists 90.3%

Telecom Italia Group - Italy: employee breakdown by age group

- up to 32 years 9.7%
- from 33 to 45 years 51.0%
- over 45 years 39.3%

Telecom Italia Group - Italy: employee breakdown by level of education

- University Degree 17.5%
- High school Graduates 68.3%
- Other 14.2%

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Sustainability section - Human resources

The distribution of personnel by geographic area, and recruitment undertaken by the Group (excluding leased personnel), are detailed below:

The number of personnel operating in TIM Barsil Group is equal to 13.4% of the Group total and can be broken down as follows:

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•	Gender Balance

In 2008, the percentage of women holding senior management positions in the Group (in Italy) was approximately 15%, and, in middle management, the proportion was 26%.

In 2008, the percentage of women holding senior management positions in Tim Brasil was approximately 6%, and, in middle management, the proportion of the total was 24%. In Tim Brasil, the number of women employed by the company rose from 3,263 in 2003 (54% of the total) to 5,874 in 2007 (58% of the total), and to 6,220 (60% of the total) in 2008.

•	Welfare

In Italy, certain initiatives are managed jointly with the representatives of employees, others directly by the company. Among the former is the integrated health care for employees, pensioners and their families, managed by ASSILT (more than 200,000 clients) and, for senior managers, by ASSIDA (13,400 clients). CRALT, the Workers Recreational Club of Telecom Italia Group, organises sporting, tourism and cultural initiatives for more than 51,000 members.

Among the latter are the Time Saving Services for employees (agency services, laundry and shoe repairs, fitness areas and newspaper kiosks), summer camps for children, 9 nurseries (of which 2 were started this year), company loans (for example to buy or restore houses and for new parents). In Tim Brasil, programmes have been launched in gymnastics, physical wellbeing and relaxation in various company premises. The company health assistance programme covers 18,500 people. The implementation of the Private Social Security Plan for all employees was begun in 2006, and by the end of December, 2008, the rate of enrolment had reached 88% of those eligible.

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Sustainability section - Human resources

•	Development

In 2008, work continued to implement Individual Development Plans aimed at a key resource group among senior and middle managers, and young people with high potential. This has taken the form of the evaluation, development and retention of these resources, promoting their growth over the medium term.

•	Recruitment

The Group’s commitment to the creation of expertise has been met through the financing of Master’s courses and the introduction, through internships, of new graduates in various disciplines: technical, financial and legal. In 2008, around 169 trainees, students and graduates, were welcomed into the company for a financial investment of around 500,000 euros.

In addition, the contribution of the Group to the training of young people has also taken the form of collaboration with the main Italian universities, through the sponsorship of study bursaries, the presence in lecture halls of company managers, participation in workshops and research projects, and attendance at 12 job meetings across Italy for a total investment of around 2 million euros. Tim Brasil has favoured the recruitment during 2008 of personnel who were already providing services within the company. Among the recruitment programmes adopted are:

•

“Nosso Aprendiz”, promoting the training of young people aged between 16 and 24 for work in the Call Centres or in customer reception in company outlets. A course of administrative training has been launched for juveniles to prepare them to enter the world of work. The programme, begun in 2008, has enrolled 144 participants;

•

The “Estagio Sem Fronteiras”, a programme providing young university and technical students with the opportunity to carry out work experience in Tim Brasil, offering them a chance to develop, but also giving them direct access to the jobs market, given that a high percentage (33%) of interns are recruited by Tim Brasil.

•	Training

In the Telecom Italia Group, training activities undertaken in 2008 amount, for personnel in Italy, to around 2 million hours (in classrooms, on-line, on-the-job training) as the following table shows, and around 25 million euros in direct costs, excluding the cost of the work and travel expenses. In all, 71.5% of the Group’s personnel have participated in at least one training session.

Hours and participants by professional category

	CLASSROOM, ON LINE, TRAINING ON THE JOB - TOTAL				CLASSROOM, ON LINE				TRAINING ON THE JOB
	HOURS				HOURS				HOURS
	TOTALS	PER CAPITA	PARTICIPANTS	COVERAGE	TOTALS	PER CAPITA	PARTICIPANTS	COVERAGE	TOTALS	PER CAPITA	PARTICIPANTS	COVERAGE
TOTAL	2,056,783	32.7	44,955	71.5	988,533	15.7	34,905	55.5	1,068,250	17.0	25,993	41.4
Senior Managers	30,012	27.0	826	74.3	29,988	27.0	826	74.3	24	0.0	3	0.3
Middle Managers	92,961	20.8	2,777	62.3	92,573	20.8	2,764	62.0	388	0.1	33	0.7
Office staff/Workers	1,933,810	33.8	41,352	72.2	865,972	15.1	31,315	54.7	1,067,838	18.6	25,957	45.3

Activities fall into two areas: the first concerning cross-Group projects, the second in training aimed at ensuring and upgrading business and technological expertise.

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•	Internal communication

The Internal Communication Department has pursued and reinforced its goal of paying ever greater attention to listening to and valuing its employees, encouraging them to participate in company events.

In May, the sixth edition of the staff attitude survey was held, which involved Group personnel in Italy and abroad. On a scale of 1 to 10, the level of satisfaction expressed was 6.35 in Italy, 5.8 in Germany and 7.36 in Brazil.

There were numerous activities and projects aimed at integration conducted by the Group in Italy during 2008, among them:

•	Comunico.IO, to give employees with hearing impairment a standard communication kit;

•	the noi.perloro (us-for them) community, which is involved in volunteer social work (solidarity banquets at main offices);

•	the Archimedes project, a competition of ideas with four presentational road shows plus the prize-giving, involving 900 employees;

•	the 2008 edition of the competition “Have a story published in noi.magazine,” the Group’s internal magazine, with prizes for four of the more than 700 stories received.

•	Health and Safety

During 2008, at Group level, certain specific projects/initiatives were carried forward or initiated:

•	a project for wellbeing in the call centres;

•	the Drive Safely project;

•	the safety at work awareness campaign;

•	the assessment of exposure to biological and physical agents;

•	safety management in Base Transceiver Stations, shared with other operators;

•	the up-dating of company risk evaluation documentation;

•	health supervision interventions;

•	micro-climatic measurement in the call centres;

•	measurement of noise pollution;

•	evacuation rehearsals;

•	the up-dating of the emergency aid operational plans.

In all, workers exposed to specific risks, those responsible for emergency management, those who work at video terminals, newly recruited staff and/or those whose duties have changed, have benefited from 164,782 hours of training in the field of health and safety.

Accidents

The data on accidents regarding Telecom Italia S.p.A. are presented below, in comparison with the 2007 data.

	2008	2007
Number of accidents	932	969
Severity index (*)	0.45	0.24
Frequency rate (*)	9.77	10.28
Average duration in hours	127.31	136.01
Unproductiveness rate (*)	1.24	1.40
Accidents per 100 workers	1.63	1.62

(*)	The indices of severity, frequency and unproductiveness are respectively:

•	the number of conventional working days lost in the year for every thousand hours worked;

•	the number of accidents per every million hours worked;

•	the number of hours lost due to accidents for every thousand hours worked.

The increase in the index of severity is due to three fatal accidents that occurred during 2008, of which one was work-related and two unrelated to work (road accidents).

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•	Industrial relations

The year 2008 was filled with meetings with union representatives and the results from negotiations.

On May 14, 2008, the Company signed, with SLC-CGIL, FISTEL-CISL, UILCOM-UIL and the National Coordinating Committee of the RSU and, on May 15, 2008, with UGL Telecommunications, an agreement defining the new Productivity Bonus as valid until December 31, 2011.

This agreement came within the scope of wider company negotiations that saw the signing of the renewal of the company’s regulations of reconciliation with the National Collective Work Contract. At the end of a broader phase of discussions in the headquarters of the joint Company-Union Commissions, on May 14, 2008, an agreement was reached with SLC-CGIL, FISTEL-CISL, UILCOM-UIL and the National Coordinating Committee of the RSU on the subject of wellbeing in the call centrers. Following the start, on June 26, 2008, of the mobility procedure under law 223/1991 for a total of 5,000 workers across the entire national territory, the relative agreements were reached, on September 19, 2008 at the Ministry of Labour, with SLC-CGIL, FISTEL-CISL, UILCOM-UIL, UGL Telecomunicazioni, CISAL Comunicazione, SNATER TLC and the RSUs.

These agreements allow the mobility procedure, before December 31, 2010, for a maximum number of 5,000 workers, according to the primary criterion of the maturation of the pension requirements during the period of mobility payments, and for those workers who confirm their willingness to accept this option. The Company will furthermore guarantee workers an amount no less than the net difference between 90% of their monthly wages and the mobility payment, in accordance with article 7 of the Law 223/91.

Within the scope of the overall agreement, the Company undertakes for the two years, 2009–2010, to proceed with the placement of 600 workers and, from January 1st, 2009, to make permanent the contracts of 300 leased workers presently in force. Finally, 1,600 workers at Telecontract Centre S.p.A. will be upgraded from 50% part-time working to 75%, during the period 2009–2010. On October 28, 2008, a further agreement was signed with SLC-CGIL, FISTEL-CISL, UILCOM-UIL and the competent RSUs on mobility procedures under law 223/1991 for Telecom Italia Sparkle S.p.A. The agreement allows a maximum of 65 mobility placements during the period 2008-2010.

On December 11, 2008, also Olivetti S.p.A. and Olivetti I-Jet S.p.A. have started with FIM-CISL, FIOM-CGIL, UILM-UIL and the competent RSUs, the specific mobility procedures under law 223/1991, involving 80 and 25 employees, respectively.

Following the presentation to the financial community of the Strategic Plan 2009–2011, on December 10, 2008, the Plan was presented to the leadership of the Union Organisations and follow-up meetings have been scheduled to evaluate the organisation’s development and the implications for employment. Three agreements have been negotiated by Tim Brasil with the two federations that represent the entire workforce, FITTEL and FENATTEL, concerning:

•	economic and social conditions;

•	the company’s profit-sharing programme;

•

the hourly rate of pay. On the basis of this agreement, overtime hours may be repaid by a reduction in the normal working hours or in days off during the three months following the completion of the overtime; after that period, employees will be paid for the outstanding overtime.

In 2008, the reduction of the working week from 44 to 42 hours in 2009, and 40 hours a week in 2010, was agreed in negotiations.

Finally, wages will be increased by 6% from July, 2009.

•	Performance Share Granting

In the course of 2008, a plan was begun for awarding shares at no cost, dependent on the attainment of pre-established performance goals pegged to Telecom Italia’s Total Shareholder’s Return (TSR TI) according to two criteria, absolute (on which 20% of the full award depends) and relative (80% of the full award) as measured against variations in the share prices of European telecommunications companies on the TLC sector of the Dow Jones Stoxx index. The Plan will last for three years, from July 1st, 2008, to June 30th, 2011, with maturation of share allocation rights for Top Management at the end of the period.

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•	Stock options

The instrument of stock options has been used within the Telecom Group in order to retain and offer long term incentives to members of management.

In the course of 2008, a new Stock Option Plan was begun within Telecom Italia S.p.A. (“Top Plan 2008”, reserved to the President and the Chief Executive Officer), which was approved by the Shareholders’ Meeting on April 14, 2008, and whose implementation was decided by the Board of Directors at their meeting of April 15, 2008. The essential elements of the Stock Option Plans of Telecom Italia and Telecom Italia Media are summarised in the Note “Further information – Telecom Italia Group’s Stock Option Plans” in the TI Group Annual Report.

Shareholders

•	Financial communication

In 2008, the most important event in the area of financial communication was the updating of the strategic plan (London, December 3, 2008) during which Telecom Italia presented to the Financial Community its strategies and goals for the three years, 2009–2011.

Furthermore, the company organised more than 200 formal meetings with the market (financial analysts, institutional and individual investors) consisting of conference calls, road shows and attendance at sector conferences, in addition to the regular contacts.

Of particular importance was the financial communication aimed at investors with a particular focus on Socially Responsible Investing (SRI). One road show was aimed specifically at SRI investors and was staged in two European markets (Paris and Frankfurt).

With regard to the relationship with individual shareholders (retail) Telecom Italia’s strategy is aimed at widening the channels of financial communication, in order to respond in an effective way to the ever growing number of requests for information and speedy updates on the Group. The central tool in this strategy is the Shareholders’ Club, “TI Alw@ys ON”.

•	Safeguarding privacy and data protection

In 2008, the Group’s guidelines were up-dated to bring operational procedures and information systems in conformity with privacy requirements in handling customer, or ex-customer, information. A review was held of the Group’s policies on the self-evaluation of the security measures that have been adopted in the treatment of personal data entrusted to third parties (suppliers, consultants etc.) and new guidelines have been issued for the treatment of personal data in computer processing.

A wide-ranging project has been launched aimed at further raising the level of data protection in telephone and data traffic, with respect also to the specific recommendations of the Privacy Guarantee for providers of electronic communication services. The dissemination of a privacy culture throughout the company has continued with dedicated training sessions. The application of the regulations is monitored through a control system based on the procedure of periodic self-evaluation, by those responsible for handling personal data, and sample testing. In 2008, monitoring was focused particularly on the sales network, on Customer Care activities and debt recovery, and on several subsidiary companies. Furthermore, the Group’s Auditing and Compliance Company has carried out several checks at company and third party premises (for example, suppliers of software services) on the adoption of the security measures for the protection of personal data. Finally, in accordance with rule 26 of appendix B (Technical Regulations on minimum security measures) of the Privacy Code, Telecom Italia declares it has drawn up the Data Security Planning Document (DPS) for 2008.

•	Risk Management

Beginning in 2003, Telecom Italia Group has used CRSA (Control & Risk Self Assessment) as the governance instrument of company risk management through which the identification, assessment and management of operational risks is achieved. The CRSA

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Sustainability section - Shareholders

is based on the self-assessment of risk by management, with the aid of qualitative and quantitative evaluations and parameters, followed by the identification of the existing control systems and any proposals for their improvement. New strategic directions and objectives for the Group were defined in 2008 for the three years 2009-2011.

Alternative performance measures

In this Report on Operation, in the consolidated financial statements of the Telecom Italia Group and in the separate financial statements of the Parent, Telecom Italia S.p.A., for the year ended December 31, 2008, in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition. Such measures, which are also presented in other periodical financial reports (half-yearly financial report at June 30 and quarterly reports at March 31 and September 30) should, however, not be construed as a substitute for those required by IFRS.

The non-IFRS alternative performance measures used are described below:

•

EBITDA. This financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the level of the Business Units) and the Parent, Telecom Italia S.p.A., in addition to EBIT. These measures are calculated as follow:

Profit before tax from continuing operations

+ Finance expenses

- Finance income

+/- Other expenses (income) from investments

+/- Share of losses (profits) of associates and joint ventures accounted for using the equity method

EBIT- Operating profit

+/- Impairment (reversals) losses on non-current assets

+/- Losses (gains) on disposals of non-current assets

+ Depreciation and amortization

EBITDA - Operating profit before depreciation and amortization, Capital gains (losses) and imapirment reversals (losses) on non-current assets.

•

Organic change in Revenues, EBITDA and EBIT: These measures express changes (amount and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income/expenses. Telecom Italia believes that the presentation of such additional information allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the level of the Business Units) and the Parent. The organic change in Revenues, EBITDA and EBIT is also used in presentations to analysts and investors. Details of the economic amounts used to arrive at the organic change are provided in this Report as well as an analysis of the major non-organic components for the years 2008 and 2007.

•

Net Financial Debt: Telecom Italia believes that Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. Two schedules are presented in this Report that show the amounts taken from the balance sheet and used to calculate the Net Financial Debt of the Group and the Parent, respectively.

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Alternative performance measures

Equity investments held by Directors, Statutory Auditors, General Managers and Key Managers

In accordance with article 79 of the regulation for the introduction of Legislative Decree 58 dated February 24, 1998, adopted by Consob under Resolution 11971 dated May 14, 1999, the following table presents the equity investments held in Telecom Italia S.p.A. and in the companies which it controls, based upon communications received and other information acquired from all the individuals who, during 2008 or a part of that year, have held the post of director, statutory auditor, general manager and key manager in Telecom Italia S.p.A.

The data provided in respect of key managers is an aggregate.

Name	Company	Class of shares	Number of shares held at end of 2007 (or at date of appointment)		Number of shares purchased in 2008		Number of shares sold in 2008	Number of shares held at end of 2008 (or as of the date on which the individual left post, if before)
BOARD OF DIRECTORS
Gabriele GALATERI DI	Telecom Italia S.p.A.	Ordinary	=		176,000		=	176,000
GENOLA		Savings	=		88,000		=	88,000
Franco BERNABE’	Telecom Italia S.p.A.	Ordinary	18,000	(1)	150,000		=	168,000	(2)
		Savings	30,000	(1)	150,000		=	180,000	(3)
Cesar Izuel ALIERTA	=	=	=		=		=	=
Paolo BARATTA	Telecom Italia S.p.A.	Ordinary	=		345,000	(1)	=	345,000	(1)
Tarak BEN AMMAR	=	=	=		=		=	=
Roland BERGER	Telecom Italia S.p.A.	Ordinary	=		562,500		=	562,500
		Savings	=		700,000		=	700,000
Elio CATANIA	=	=	=		=		=	=
Jean Paul FITOUSSI	=	=	=		=		=	=
Berardino LIBONATI	Telecom Italia S.p.A.	Ordinary	=		373,100		=	373,100
Julio LINARES LOPEZ	=	=	=		=		=	=
Gaetano MICCICHE’	=	=	=		=		=	=
Aldo MINUCCI	Telecom Italia S.p.A.	Ordinary	2,595		=		=	2,595
Gianni MION	Telecom Italia S.p.A.	Ordinary	27,000	(1)	=		=	27,000	(1)
		Savings	35,000	(1)	=		=	35,000	(1)
Renato PAGLIARO	Telecom Italia S.p.A.	Savings	60,000		=		=	60,000
Luigi ZINGALES	Telecom Italia S.p.A.	Ordinary	=		58,000		=	58,000
Gilberto BENETTON	Telecom Italia S.p.A.	Ordinary	1,946,250		=		=	1,946,250
		Savings	990,000		=		=	990,000
Stefano CAO	=	=	=		=		=	=
Renzo CAPRA	Telecom Italia S.p.A.	Ordinary	38,308		=		=	38,308
Domenico DE SOLE	=	=	=		=		=	=
Luigi FAUSTI	Telecom Italia S.p.A.	Ordinary	55,985	(4)	=		=	55,985	(4)
Cesare Giovanni VECCHIO	=	=	=		=		=	=
BOARD OF STATUTORY AUDITORS
Paolo GOLIA	Telecom Italia S.p.A.	Ordinary	1,437		=		=	1,437
Enrico Maria BIGNAMI	=	=	=		=		=	=
Salvatore SPINIELLO	=	=	=		=		=	=
Ferdinando SUPERTI FURGA	=	=	=		=		=	=
Gianfranco ZANDA	=	=	=		=		=	=

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Equity investments held by Directors, Statutory Auditors, General Managers and Key Managers

Name	Company	Class of shares	Number of shares held at end of 2007 (or at date of appointment)		Number of shares purchased in 2008	Number of shares sold in 2008	Number of shares held at end of 2008 (or as of the date on which the individual left post, if before)
GENERAL MANAGERS
Massimo CASTELLI	=	=	=		=	=	=
Luca LUCIANI	Telecom Italia S.p.A.	Savings	55,484		=	=	55,484
Enrico PARAZZINI	Telecom Italia S.p.A.	Savings	27,700	(5)	=	=	27,700	(5)
Stefano PILERI	Telecom Italia S.p.A.	Ordinary	10,892		=	=	10,892
KEY MANAGERS	Telecom Italia S.p.A.	Ordinary	23,471	(6)	=	=	23,471	(6)
	Telecom Italia Media S.p.A.	Ordinary	702		=	=	702

(1)	Shares held indirectly.
(2)	Of which 18,000 shares held indirectly.
(3)	Of which 30,000 shares held indirectly.
(4)	Of which 50,000 shares held indirectly.
(5)	Of which 15,000 shares held indirectly.
(6)	Of which 3,961 shares held indirectly.

Report on operations	115

Equity investments held by Directors, Statutory Auditors, General Managers and Key Managers

Glossary

2G (second-generation Mobile System)

Second-generation protocols using digital encoding and including GSM, D-AMPS (TDMA) and CDMA. 2G networks are in current use all over Europe and other parts of the world. These protocols support high bit rate voice and limited data communications. 2G networks technology offer auxiliary services such as data, fax and SMS. Most 2G protocols offer different levels of encryption.

3G (third-generation Mobile System)

Third-generation wireless service, designed to provide high data speeds, always-on data access, and greater voice capacity.

3G networks technology provide to transfer both voice data services (telephony, messaging) and non-voice data (such as downloading Internet information, exchanging email, and instant messaging). The high data speeds, measured in Mbps, are significantly higher than 2G and, 3G networks technology enable full motion video, high-speed internet access and video-conferencing. 3G technology standards include UMTS, based on WCDMA technology (quite often the two terms are used interchangeably) and CDMA2000.

ADS (American Depositary shares)

Used for the listing of Telecom Italia ordinary and savings shares on the NYSE (New York Stock Exchange). The ordinary and savings ADS (American Depositary Shares) representing, respectively, 10 ordinary shares and 10 savings shares of Telecom Italia.

ADSL (Asymmetric Digital Subscriber Line)

A modem technology which converts existing twisted-pair telephone lines into access paths for multimedia and high-speed data communications. ADSL can transmit up to 6 Mbps to a subscriber, and as much as 832 Kbps or more in both directions. Such rates expand existing access capacity by a factor of 50 or more without new cabling.

Backbone

Network portion with the highest traffic intensity and from which the connections for services in the local areas depart.

Bitstream

Wholesale BroaBand access service which consists of supplying an access to XDSL Telecom Italia network and a transmission capacity until to the network of another OLO.

BroadBand services

Services characterized by a transmission speed of 2 Mbit/s or more. According to international standards, these services are divided into two categories: (i) Interactive services, including videotelephone/videoconferencing (both point-to-point and multipoint); videomonitoring; interconnection of local networks; file transfer; CAD; highspeed fax; e-mail for moving images or mixed documents; broadband videotex; Video on demand; retrieval of sound programs or fixed and moving images; and (ii) Broadcast services, such as sound programs, television programs (including high-definition TV and pay TV) and selective document acquisition.

Report on operations	116

Glossary

Broadcast

Simultaneous transmission of information to all nodes and terminal equipment of a network.

BSS (Business Support System)

The system used by network operators to manage business operations such as billing, sales management, customer-service management and customer databases. A type of Operations Support System (OSS).

Bundle

Commercial offer including different telecommunication services (voice, BroadBand internet, IPTV, other) by an operator with only brand. Bundle Dual Play includes fixed telecommunication services and BroadBand internet; bundle Triple Play is the “bundle dual play” integrated by IPTV; bundle Quadruple Play is the “bundle triple play” integrated by mobile telecommunication services.

Carrier

Company that makes available the physical telecommunication network.

CPS (Carrier Pre-selection)

Permits a customer to pre-select another operator as an alternative to Telecom Italia without dialing an identifying code.

Digital

A mode of representing a physical variable such as speech using digits 0 and 1 only. The digits are transmitted in binary form as a series of pulses. Digital networks are rapidly replacing the older analog ones. They allow for higher capacity and higher flexibility through the use of computer-related technology for the transmission and manipulation of telephone calls. Digital systems offer lower noise interference and can incorporate encryption as a protection from external interference.

DTT

Digital Terrestrial Television Broadcasting is a new type of broadcasting technology that provides a more effective way of transmitting television services using a digital system instead of the existing analogue system.

DSL Network (Digital Subscriber Line Network)

A network built on existing telephone lines with DSL technology devices which use sophisticated modulation schemes to pack data onto copper wires for connections from a telephone switching station to a home or office.

DSLAM (Digital Subscriber Line Access Multiplexer)

The DSLAM denotes a telecommunications equipment to process digital signals of various clients and multiply them in a data link to the nodes of the Internet.

DVB - H (Digital Video Broadcasting - Handheld)

DVB - H technology combines digital video with the Internet Protocol (IP): contents are subdivided into packets using the same basic technology employed by the Internet. The use of IP technology allows the transmission of TV and radio programmes, web pages, music and video games to smartphones/PDA’s.

FTT HOME, FTT CURB, FTT (Fiber to the …)

It is the term used to indicate any network architecture that uses fibre optic cables in partial or total substitution of traditional copper cables used in telecommunications networks. The various technological solutions differ in the point of the distribution network where the fibre connection is made, with respect to the end-user. In the case of FTT Curb (Fibre to the Curb) the fibre arrives at the apparatus (distribution cabinet) located on the pavement, from where copper connections are run to the customer; in the case of FTTHome (Fibre to the Home), the fibre terminates inside the home of the customer.

Report on operations	117

Glossary

GSM (Global System for Mobile Communication)

A standard for digital cellular telephony used in the world and working on 900MHz and 1800MHz band.

HCFC (Hydrochlorofluorocarbons)

Hydrochlorofluorocarbons. chemical molecules mainly used in cooling plants to replace chlorofluorocarbons, which have been banned by the Montreal protocol, thanks to their relatively limited ozone-depleting effect (approximately 10% of the ozone-depleting rating of CFC).

HSDPA (High-Speed Downlink Packet Access/UMTS Hi Speed – Universal Mobile Telecommunications System)

UMTS evolution allows broadband connections up to 3.6 Mbps.

ICT (Information and communication(s) technology)

Broad area concerned with information technology, telecommunications networking and services and other aspects of managing and processing information, especially in large organizations.

Internet

The world’s best-known data network. Initially used by the U.S. Department of Defense, the Internet now provides an interface for networks based on different technologies (LANs, WANs, data networks, etc.), but which use the TCP/IP protocol platform.

IP (Internet Protocol)

A set of communications protocols for exchanging data over the Internet.

IPTV (Internet Protocol Television)

A system that utilises the Internet Protocol infrastructure to transmit digital television content over a network and deliver it via a broadband Internet connection.

Kvar (kilovolt–amperes reactive)

Reactive energy. measurement system, expressed in kilovolt, of power losses in an AC electrical system.

LCA (Life Cycle Analysis) – Life Cycle Analysis.

Analytic methodology for the evaluation and quantification of environmental impact associated to a product/process/activity along the whole life cycle, from the extraction and acquisition of raw materials up to the end of life.

Local Loop (Doppino Telefonico)

Copper wire-couple, through which the telephone connection reaches users; it is the foundation of traditional telephone lines and it is often called “last mile”.

MEMS (Micro-Electro-Mechanical Systems)

MEMS are miniaturized devices ranging in size from a few micrometers to a few millimeters, which execute one or more monitoring, processing or actuation functions by deploying a combination of electronic, mechanical, optical, chemical or biological components integrated on a usually silicon hybrid circuit.

Multimedia

A service involving two or more communications media (e.g., voice, video, text, etc.) and hybrid products created through their interaction.

Network

An interconnected collection of elements. In a telephone network, these consist of switches connected to each other and to customer equipment. The transmission equipment may be based on fibre optic or metallic cable or point to point radio connections.

Report on operations	118

Glossary

NGN2 (Next Generation Network)

New generation network created by Telecom Italia to meet the demands of industries, public administrations and citizens. The new network architecture guarantees an infrastructure designed to face multiple offers by increasing customisation levels and bandwidth availability, removing bandwidth limits and providing an impressive capacity along with a wide selection of access systems.

OLOs (Other Licensed Operators)

Companies other than the incumbent operator which operate telecommunications systems in a national market.

Optical fiber

Thin glass, silicia or plastic wires, building the interstructure base for data transmission. An optical fiber cable contains several individual fibers, and each of them is capable of driving a signal (light impulse) at illimited bandwidth. Optical fibers are usually employed for long-distance communication. they can transfer “heavy” data loads, and the signal reaches the recipient, protected from possible disturbances along the way. The driving capacity of optical fibers is higher than the traditional cable ones.

OSS (Operations Support System)

Methods and procedures (whether mechanized or not) which directly support the daily operation of the telecommunications infrastructure.

Pay-Per-View or PPV

A system by which the viewer pays to see a single program (such as a sporting event, film or concert) at the moment at which it is transmitted or broadcast.

Pay TV

Paid-for TV channels. To receive Pay TV or Pay-Per-View programs, a decoder must be connected to the television set, and a conditional access system.

Penetration

The measurement of the take-up of services. As of any date, the penetration is calculated by dividing the number of subscribers by the population to which the service is available and multiplying the quotient by 100.

Platform

The total input, including hardware, software, operating equipment and procedures, for producing (production platform) or managing (management platform) a particular service (service platform).

Roaming

A function that enables wireless subscribers to use the service on networks of operators other than the one with which they signed their initial contract. The roaming service is active when wireless is used in a foreign country (included in GSM network).

RoHS (Restriction of Hazardous Substances)

Restriction of Hazardous Substances. European Directive n° 95 of 2002 regulating the use of hazardous substances in electrical and electronic equipment.

SAR (Specific Absorption Rate)

Specific Absorption Rate. evaluates the “electromagnetic power absorbed by a tissue mass”. SAR is measured in Watt/kg. As far as mobile phones, the law now enforces SAR as the reference parameter to define the basic limit. a person exposed to an electromagnetic field inducing a SAR level higher than established may undergo the relevant effects and health damage. To safeguard the population health and the health of people directly exposed, by virtue of their work, to electromagnetic waves, the European legislation has established SAR thresholds than should not be exceeded.

Report on operations	119

Glossary

Shared Access

Methods of shared access, through the user’s duplex cable, with another TLC service provider. This method permits the retention of voice telephony from Telecom Italia (or other operators) alongside ADSL on the proprietary network of the shared access operator, that is, not passing through the Telecom Italia networks but travelling directly along the operator’s channels at the substation.

SMS (Short Message Service)

Short text messages than can be received and sent through GSM-network connected cellular phones. The maximum text length is 160 alpha-numerical characters.

SOHO

The small office/home office market which consists of businesses that use telephone lines to connect to the Internet, as opposed to dedicated lines, and is made up of small businesses, generally with one or two employees, and businesses conducted out of the home.

TDMA (Time Division Multiple Access)

A technology for digital transmission of radio signals between, for example, a mobile phone and a radio base station. TDMA breaks signals into sequential pieces of defined length, places each piece into an information conduit at specific intervals and then reconstructs the pieces at the end of the conduit.

ULL (Unbundling Local Loop)

System through which OLO can rent the “last mile” of local loop, connecting to their equipments.

UMTS (Universal Mobile Telecommunications System)

Third-generation mobile communication standard. It’s constituted by a broadband system in which data travel at 2Mb-per-second, communication is faster, quality is better and multimedia contents can travel trough the Net.

Universal service

The obligation to supply basic service to all users throughout the national territory at reasonable prices.

VAS (Value Added Services)

Value Added Services provide a higher level of functionality than the basic transmission services offered by a telecommunications network for the transfer of information among its terminals, which include wired or wireless switched-circuit analog voice communications; direct “unrestricted” digital point-to-point service at 9,600 bit/s; packet switching (virtual call); direct broadband analog transmission of TV signals, and supplementary services, such as closed user groups; call waiting; collect calls; call forwarding, and identification of number called. Value Added Services performed by the network, the terminals or the specialized centers include message handling services (MHS) (which can be used, among other things, for commercial documents in predetermined formats); electronic directories listing users, network addressees and terminals; e-mail; fax; teletex; videotex and videotelephone. Value Added Services could include also value added voice telephony services such as Freephone or Premium Rate Services.

VDSL (Very - high – data – rate Digital Subscriber Line)

Access technology that allows providers to give clients, by means of an apparatus installed in their homes, access to voice and TV services on the traditional telephone line with a speeds of up to 100 Mbps in downstream (VDSL2).

VOD (Video On Demand)

TV-programme supply on user’s request, with payment of a fee for each purchased programme (a movie, a soccer match, etc). Broadcast in a special method for cable and satellite TV.

Report on operations	120

Glossary

VoIP (Voice Over IP)

Transmission of voice communications over Internet Protocol (IP) data networks, such as IP-based LANs, intranets or the Internet.

Wi – Max (Worldwide Interoperability for Microwave Access)

The Wi - MAX - is a technology that allows wireless access to broadband telecommunications networks. It is defined by the Wi - MAX Forum, a global consortium formed by major companies in the field of fixed and mobile telecommunications which has the purpose to develop, test and promote the interoperability of systems based on IEEE 802.16-2004 standards for fixed access and IEEE.802.16e-2005 for fixed and mobile access.

WLR (WHOLESALE LINE RENTAL)

The WLR Service consists in the resale to wholesale of the basic telephony services and advanced “ISDN” associated with the fees paid by certified residential and non-residential customers of Telecom Italia’s public telephone network.

XDSL (Digital Subscriber Line)

It is a technology that makes use of standard telephone lines and it includes different categories including. ADSL Asymmetric DSL, HDSL High-data-rate DSL and VDSL, Very high bit rate DSL. This technology uses a digital signal with a very high frequency in order to increase the data transfer rate.

Report on operations	121

Glossary

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	125

Contents

Consolidated balance sheets

Assets
(millions of euro)	note	12/31/2008	of which related parties	12/31/2007	of which related parties
NON-CURRENT ASSETS
Intangible assets
Goodwill	4)	43,891		44,420
Intangible assets with a finite useful life	5)	6,492		6,985

Tangible assets	6)	50,383		51,405
Property, plant and equipment owned		14,252		15,484
Assets held under finance leases		1,410		1,450
		15,662		16,934

Other non-current assets
Investments in associates and joint ventures accounted for using the equity method	7)	496		484
Other investments	7)	57		57
Securities, financial receivables and other non-current financial assets	7)	2,663	255	695	25
Miscellaneous receivables and other non-current assets	7)	694	4	866	7
Deferred tax assets	8)	987		247
		4,897		2,349

TOTAL NON-CURRENT ASSETS (A)		70,942		70,688

CURRENT ASSETS
Inventories	9)	379		308
Trade and miscellaneous receivables and other current assets	10)	8,101	386	9,088	534
Current income tax receivables	11)	73		101
Investments	12)	39		—
Securities other than investments	13)	185	—	390	7
Financial receivables and other current financial assets	14)	491	41	377	13
Cash and cash equivalents	15)	5,416	1,197	6,473	278
Current assets sub-total		14,684		16,737
Discontinued operations/Non-current assets held for sale	16)
of a financial nature		—		—
of a non-financial nature		9		—
		9		—

TOTAL CURRENT ASSETS (B)		14,693		16,737

TOTAL ASSETS (A+B)		85,635		87,425

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	127

Consolidated balance sheets

Equity and liabilities
(millions of euro)	note	12/31/2008	of which related parties	12/31/2007	of which related parties

EQUITY	17)
Share Capital issued		10,674		10,674
Less: Treasury shares		(83)		(69)
Share Capital		10,591		10,605
Paid-in capital		1,689		1,689
Other reserves and retained earnings (accumulated losses), including profit for the year		13,846		13,628
Equity attributable to equity holders of the Parent		26,126		25,922
Equity attributable to Minority Interest		730		1,063
TOTAL EQUITY (A)		26,856		26,985

NON-CURRENT LIABILITIES
Non-current financial liabilities	18)	36,527	855	37,051	860
Employee benefits	23)	1,212		1,151
Deferred tax liabilities	8)	386		586
Provisions	24)	692		903
Miscellaneous payables and other non-current liabilities	25)	1,539	26	1,587	24
TOTAL NON-CURRENT LIABILITIES (B)		40,356		41,278

CURRENT LIABILITIES
Current financial liabilities	18)	6,267	217	6,585	305
Trade and miscellaneous payables and other current liabilities	26)	10,896	452	12,380	341
Current income tax payables	27)	1,260		197
Current liabilities sub-total		18,423		19,162
Liabilities directly associated with Discontinued operations/Non-current assets held for sale	16)
of a financial nature		—		—
of a non-financial nature		—		—
		—		—

TOTAL CURRENT LIABILITIES (C)		18,423		19,162

TOTAL LIABILITIES (D=B+C)		58,779		60,440

TOTAL EQUITY AND LIABILITIES (A+D)		85,635		87,425

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	128

Consolidated balance sheets

Consolidated income statements

(millions of euro)	note	Year 2008	of which related parties	Year 2007	of which related parties
Revenues	29)	30,158	1,049	31,013	495
Other income	30)	356	12	406	3
Total operating revenues and other income		30,514		31,419
Acquisition of goods and services	31)	(13,876)	(738)	(14,255)	(287)
Employee benefits expenses	32)	(4,220)	(134)	(3,822)	(129)
Other operating expenses	33)	(1,696)	(1)	(2,231)
Changes in inventories		114		11
Internally generated assets	34)	531		546
OPERATING PROFIT BEFORE DEPRECIATION AND AMORTIZATION, CAPITAL GAINS (LOSSES) AND IMPAIRMENT REVERSALS (LOSSES) ON NON-CURRENT ASSETS (EBITDA)		11,367		11,668
of which net impact of non-recurring items	46)	(295)		(43)
Depreciation and amortization	35)	(5,906)		(5,674)
Gains (losses) on disposals of non-current assets	36)	35		5
Impairment reversals (losses) on non-current assets	37)	(33)		(44)
OPERATING PROFIT (EBIT)		5,463		5,955
of which net impact of non-recurring items	46)	(282)		(39)
Share of profits (losses) of associates and joint ventures accounted for using the equity method		64		86
Other income (expenses) from investments	38)	4		467
Finance income	39)	3,724	347	2,908	84
Finance expenses	40)	(6,358)	(87)	(5,092)	(84)
PROFIT BEFORE TAX FROM CONTINUING OPERATIONS		2,897		4,324
of which net impact of non-recurring items	46)	(338)		423
Income tax expense	41)	(653)		(1,683)

PROFIT FROM CONTINUING OPERATIONS		2,244		2,641
Profit or loss from Discontinued operations/Non-current assets held for sale	16)	(29)	(1)	(186)
PROFIT FOR THE YEAR		2,215		2,455
of which net impact of non-recurring items	46)	(86)		436
of which:
* Profit attributable to equity holders of the Parent		2,214		2,448

* Profit (loss) attributable to Minority interest		1		7

(euro)		Year 2008		Year 2007
Basic and Diluted Earnings Per Share (EPS) (*)	42)
Basic and Diluted EPS per:
• ordinary Share		0,11		0,12
• savings Share		0,12		0,13
of which:
• from continuing operations
• ordinary share		0,11		0,13
• savings share		0,12		0,14
• from discontinued operations/Non-current assets held for sale
• ordinary share		—		(0,01)
• savings share		—		(0,01)

(*)	Basic EPS is equal to Diluted EPS.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	129

Consolidated income statements

Consolidated statements of changes in equity

Changes in equity in 2007

	Equity attributable to equity holders of the Parent
(millions of euro)	Share capital	Paid-in capital	Exchange differences on translating foreign operations	Other reserves and retained earnings, including profit for the year	Total	Equity attributable to Minority interest	Total equity
Balance at December 31, 2006	10,605	1,689	686	13,038	26,018	1,080	27,098
Changes in equity in 2007
Available-for-sale financial assets:
Valuation gains or losses taken to equity				(57)	(57)		(57)
Gains or losses transferred to the income statement				(138)	(138)		(138)
Cash flow hedges:
Valuation gains or losses taken to equity				(114)	(114)		(114)
Gains or losses transferred to the income statement				468	468		468
Exchange differences on translating foreign operations			203		203	54	257
Tax on items taken directly to equity or transferred from equity				(85)	(85)		(85)
Transferred from equity to the income statement after sale of investment			(55)		(55)		(55)
Net income (loss) recognized directly in equity			148	74	222	54	276
Profit for the year				2,448	2,448	7	2,455
Total recognized income and expense for the year			148	2,522	2,670	61	2,731
Dividends approved				(2,766)	(2,766)	(74)	(2,840)
Conversion of bonds				2	2		2
Changes in the scope of consolidation						(2)	(2)
Other changes				(2)	(2)	(2)	(4)
Balance at December 31, 2007	10,605	1,689	834	12,794	25,922	1,063	26,985

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	130

Consolidated statements of changes in equity

Changes in equity in 2008

	Equity attributable to equity holders of the Parent
(millions of euro)	Share capital	Paid-in capital	Exchange differences on translating foreign operations	Other reserves and retained earnings, including profit for the year	Total	Equity attributable to Minority interest	Total equity
Balance at December 31, 2007	10,605	1,689	834	12,794	25,922	1,063	26,985
Changes in equity in 2008
Available-for-sale financial assets:
Valuation gains or losses taken to equity				(2)	(2)		(2)
Gains or losses transferred to the income statement					—		—
Cash flow hedges:
Valuation gains or losses taken to equity				122	122		122
Gains or losses transferred to the income statement				211	211		211
Exchange differences on translating foreign operations			(616)		(616)	(162)	(778)
Tax on items taken directly to equity or transferred from equity				(106)	(106)		(106)
Net income (loss) recognized directly in equity			(616)	225	(391)	(162)	(553)
Profit for the year				2,214	2,214	1	2,215
Total recognized income and expense for the year			(616)	2,439	1,823	(161)	1,662
Dividends approved				(1,609)	(1,609)	(59)	(1,668)
Grant of equity instruments				1	1		1
Treasury shares	(14)			(13)	(27)		(27)
Change in the scope of consolidation						(117)	(117)
Other changes				16	16	4	20
Balance at December 31, 2008	10,591	1,689	218	13,628	26,126	730	26,856

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	131

Consolidated statements of changes in equity

Consolidated cash flows statements

(millions of euro)	note	Year 2008	Year 2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit from continuing operations		2,244	2,641
Adjustments for:
Depreciation and amortization		5,906	5,674
Impairment losses (reversals) of non-current assets (including investments)		233	(34)
Net change in deferred tax assets and liabilities		(1,043)	931
Losses (gains) realized on disposals of non-current assets (including investments)		(37)	(467)
Share of losses (profits) of associates and joint ventures accounted for using the equity method		(64)	(86)
Change in employee benefits		233	(214)
Change in inventories		(74)	(16)
Change in trade receivables and net receivables on construction contracts		748	79
Change in trade payables		(637)	783
Net change in miscellaneous receivables/payables and other assets/liabilities		896	(520)
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES (A)		8,405	8,771
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets on an accrual basis	5)	(2,514)	(2,253)
Purchase of tangible assets on an accrual basis	6)	(2,851)	(3,117)
Total purchase of intangible and tangible assets on an accrual basis (*)		(5,365)	(5,370)
Change in amounts due to fixed asset suppliers		(440)	242
Total purchase of intangible and tangible assets on a cash basis		(5,805)	(5,128)
Acquisition of subsidiaries and businesses, net of cash acquired		—	(636)
Acquisition of other investments	7)	(6)	(1)
Change in financial receivables and other financial assets		(1,612)	201
Proceeds from sale of subsidiaries, net of cash disposed of		452	4
Proceeds from sale/repayment of intangible, tangible and other non-current assets		97	1,162
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES (B)		(6,874)	(4,398)
CASH FLOWS FROM FINANCING ACTIVITIES:
Change in current financial liabilities and other		1,267	202
Proceeds from non-current financial liabilities (including current portion)		2,357	2,622
Repayments of non-current financial liabilities (including current portion)		(4,315)	(5,218)
Proceeds from equity instruments		1	—
Considerations paid for equity instruments		(27)	—
Dividends paid (*)		(1,665)	(2,831)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES (C)		(2,382)	(5,225)
CASH FLOWS FROM (USED IN) DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE (D)	16)	(10)	72
AGGREGATE CASH FLOWS (E=A+B+C+D)		(861)	(780)
NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR (F)		6,204	6,960
Net foreign exchange differences on net cash and cash equivalents (G)		(117)	24
NET CASH AND CASH EQUIVALENTS AT END OF THE YEAR (H=E+F+G)		5,226	6,204

(*) OF WHICH RELATED PARTIES (millions of euro)		Year 2008	Year 2007
Total acquisitions of intangible and tangible assets on an accrual basis		278	413
Dividends paid		281	383

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	132

Consolidated cash flows statements

Additional cash flows information:

(millions of euro)	Year 2008	Year 2007
Income taxes (paid) received	(633)	(501)
Interest expense paid	(3,429)	(3,752)
Interest income received	1,256	1,513
Dividends received	49	59

ANALYSIS ON NET CASH AND CASH EQUIVALENTS:

(millions of euro)	Year 2008	Year 2007
NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR:
Cash and cash equivalents - from continuing operations	6,449	7,260
Bank overdrafts repayable on demand - from continuing operations	(275)	(258)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	30	5
Bank overdrafts repayable on demand - from Discontinued operations/Non-current assets held for sale	—	(47)
	6,204	6,960

NET CASH AND CASH EQUIVALENTS AT END OF THE YEAR:
Cash and cash equivalents - from continuing operations	5,416	6,449
Bank overdrafts repayable on demand - from continuing operations	(190)	(275)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	—	30
Bank overdrafts repayable on demand - from Discontinued operations/Non-current assets held for sale	—	—
	5,226	6,204

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	133

Consolidated cash flows statements

Note 1 – Form, content and other general information

•	Form and content

Telecom Italia S.p.A. is a corporation organized under the laws of the Republic of Italy. Telecom Italia S.p.A. (Telecom Italia) and its subsidiaries (the “Telecom Italia Group” or the “Group”) operate mainly in Europe, the Mediterranean Basin and South America.

The Group is engaged principally in the communications sector and, particularly, the fixed and mobile national and international telecommunications sector, the television sector and the office products sector.

The head office of the Parent, Telecom Italia, is located in Milan, Italy.

The consolidated financial statements of the Telecom Italia Group are expressed in euro rounded to the nearest million, unless otherwise indicated, which is also the currency of the primary economies in which the Group operates. Foreign subsidiaries are included in the consolidated financial statements in accordance with the accounting policies described in the Note “Accounting policies”.

The consolidated financial statements for the year ended December 31, 2008 have been prepared on a going concern basis (for further details, please refer to the Note “Accounting Policies”) and in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and endorsed by the European Union (designated as “IFRS”), as well as the measures enacted implementing art. 9 of Legislative Decree 38 dated February 28, 2005. The designation “IFRS” also includes all effective International Accounting Standards (“IAS”) and all Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”), comprising those previously issued by the Standing Interpretations Committee (“SIC”).

Comparative figures for the year 2007 have also been presented, in accordance with IAS 1 (Presentation of Financial Statements).

The consolidated financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, financial assets held for trading and derivative financial instruments which have been measured at fair value. The carrying amounts of hedged assets and liabilities have been adjusted to reflect the changes in fair value of the hedged risks (fair value hedge).

In 2008, the Group applied the accounting policies on a basis consistent with previous years and did not elect the early adoption of any IFRS.

Publication of the consolidated financial statements of the Telecom Italia Group for the year ended December 31, 2008 was approved by resolution of the board of directors’ meeting held on February 27, 2009.

•	Financial statement formats

The financial statement formats adopted are consistent with IAS 1. In particular:

•	the consolidated balance sheets have been prepared by classifying assets and liabilities according to “current and non-current” criterion;

•

the consolidated income statements have been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Group, conforms to internal reporting and is in line with the industrial sector of reference;

•	the consolidated cash flow statements have been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7 (Statement of Cash Flows).

Furthermore, as required by Consob resolution 15519 dated July 27, 2006, in the income statement by nature, income and expenses relating to non-recurring transactions or events which occur infrequently during the normal course of business operations and their relative impact have been shown separately at the main intermediate result levels.

Non-recurring events and transactions have been identified mainly according to the nature of the transactions. Specifically,

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	134

Note 1 - Form, content and other general information

non-recurring income (expenses) include events or transactions which by their very nature do not occur continuously during the normal course of business operations, for instance: losses/expenses following the financial market crisis, income/expenses arising from the sale of properties, business segments and investments included under non-current assets, income/expenses stemming from corporate-related reorganizations and income/expenses arising from fines levied by regulatory agencies.

Again in reference to the above Consob resolution, the amounts of related party transactions or balances have been shown separately, by caption, in the balance sheets, income statements and cash flow statements.

•	Segment information

The Telecom Italia Group is organized by business segment as follows:

•	Domestic Business Unit: includes Telecommunications operations of Telecom Italia S.p.A. (fixed and mobile) and the Telecom Italia Sparkle group (fixed) and the relative support activities;

•	Brazil Business Unit: comprises Telecommunications activities in Brazil;

•	European BroadBand Business Unit: comprises BroadBand services in Germany and the Netherlands;

•	Media Business Unit: includes Television and News activities;

•	Olivetti Business Unit: comprises activities for the manufacture of digital printing systems and office products;

•	Other Operations: include financial companies and other minor companies not strictly related to the core business of the Telecom Italia Group.

•	Scope of consolidation

The changes in the scope of consolidation at December 31, 2008 compared to December 31, 2007 are listed below:

a)	Inclusions in the scope of consolidation (*):

Company		Business Unit	Month
Purple Tulip B.V.	new acquisition	Other Operations	December 2008
Telecom Italia Sparkle Bulgaria EOOD	newly formed	Domestic	December 2008
Telecom Italia Sparkle Czech S.R.O.	newly formed	Domestic	September 2008
Telecom Italia Sparkle Est S.r.l.	newly formed	Domestic	November 2008
Telecom Italia Sparkle Hungary Limited Liability Company	newly formed	Domestic	September 2008
Telecom Italia Sparkle Slovakia S.R.O.	newly formed	Domestic	November 2008

(*)	During 2008, Telecom Italia Media transferred the business segment denominated Pay-per-View to a newly formed company named APTV S.r.l.. Later, on December 1, 2008, APTV S.r.l. was sold.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	135

Note 1 - Form, content and other general information

b)	Exclusions from the scope of consolidation (*):

Company		Business Unit	Month
Ascai Servizi S.r.l. (in liquidation)	liquidated	Other Operations	December 2008
Entel Bolivia group:	classified as an	Other Operations	April 2008
– Entel S.A. Empresa Nacional de Telecomunicaciones	Available-for-sale financial asset
– Datacom S.A.	under Current assets
Liberty Surf Group:	disposed of	European	August 2008
– Liberty Surf Group S.A.S.		BroadBand
– Intercall S.A.
– Liberty Surf Network B.V. (in liquidation)
– Telecom Italia S.A.S.
Iridium Italia S.p.A (in liquidation)	liquidated	Other Operations	November 2008
Mediterranean Nautilus Inc.	liquidated	Domestic	May 2008
Milano Design Studio S.r.l.	disposed of	Media	January 2008
Olivetti Colombiana S.A. (in liquidation)	liquidated	Olivetti	January 2008
Olivetti de Argentina S.A.C.e.l. (in liquidation)	liquidated	Olivetti	August 2008
Olivetti de Puerto Rico Inc.	liquidated	Olivetti	August 2008
Saturn Venture Partners LLC	liquidated	Other Operations	May 2008
SCS Comunicazione Integrata S.p.A. (in liquidation)	liquidated	Media	March 2008
Telsi Unlimited	liquidated	Other Operations	May 2008

(*)	During 2008, Telecom Italia Media transferred the business segment denominated Pay-per-View to a newly formed company named APTV S.r.l.. Later, on December 1, 2008, APTV S.r.l. was sold.

c)	Mergers:

Company		Business Unit	Month
Diaspron do Brasil S.A. (in liquidation)	merged in Telecom	Other Operations	October 2008
Multidata S.A. Eletronica Ind. e Comercio	Italia Latam S.A. - ex
(in liquidation)	Olivetti do Brasil S.A.
Telecom Italia America Latina S.A.	merged in Telecom	Other Operations	January 2008
Italia Latam S.A. - ex
Olivetti do Brasil S.A.
Tiemme Sistemi S.r.l.	merged in Olivetti S.p.A.	Olivetti	April 2008
Tim International N.V.	merged in Telecom	Other Operations	June 2008
Italia International N.V.

The changes in the scope of consolidation at December 31, 2007 compared to December 31, 2006 were mainly due to the inclusion of the AOL companies in Germany (AOL Service Germany GmbH, AOL Erste Beteiligungsgesellschaft GmbH, AOL Zweite Beteiligungsgesellschaft GmbH and AOL Deutschland GmbH & Co KG). These companies were acquired at the end of February 2007, consolidated from March 1, 2007 and merged in HanseNet Telekommunikation GmbH in June 2007.

At December 31, 2008 and 2007, subsidiaries, associates and joint ventures of Telecom Italia can be analyzed as follows.

	12/31/2008
Companies:	Italy	Abroad	Total
• subsidiaries consolidated line-by-line	33	70	103
• joint ventures accounted for using the equity method	1	1	2
• associates accounted for using the equity method	18	4	22
Total companies	52	75	127

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	136

Note 1 - Form, content and other general information

	12/31/2007
Companies:	Italy	Abroad	Total
• subsidiaries consolidated line-by-line	38	80	118
• joint ventures accounted for using the equity method	2	1	3
• associates accounted for using the equity method	20	8	28
Total companies	60	89	149

For additional details, please refer to the Note “List of companies of the Telecom Italia Group”.

•	Discontinued operations/Non-current assets held for sale

Reference should be made to the Note “Discontinued operations/Non-current assets held for sale”.

Note 2 – Accounting policies

•	Going concern

The consolidated financial statements for the year ended December 31, 2008 have been prepared on a going concern basis as there is the reasonable expectation that Telecom Italia will continue its operational activities in the foreseeable future.

In particular, consideration has been given to the following factors which Management believes, at this time, are not such as to generate doubts as to the Group’s ability to continue as a going concern:

•

the main risks and uncertainties to which the Group and the various activities of the Telecom Italia Group are exposed, referred to in the specific paragraph “Major risks and uncertainties” included in the Report on Operations under “Business outlook for the year 2009”;

•

the measures adopted in terms of the mix between risk capital and debt capital as well as the policy for the remuneration of risk capital, described in the paragraph devoted to the “share capital structure” under the Note “Equity”;

•	the identification, the analysis, the objectives and the policy for financial risk management (market risk, credit risk and liquidity risk) described in the Note “Financial risk management”.

•	Consolidation

The consolidated financial statements include the financial statements of all subsidiaries from when control over such subsidiaries commences until the date that control ceases.

The closing date of all the subsidiaries’ financial statements coincides with that of the Parent, Telecom Italia.

Control exists when the Telecom Italia Group, directly or indirectly, has the majority of voting rights or has the power to determine, also through contractual agreements, the financial and operating policies of an enterprise so as to obtain benefits from its activities.

In the preparation of the consolidated financial statements, assets, liabilities, revenues and expenses of the consolidated companies are consolidated on a line-by-line basis and minority interest in the equity and in the profit for the year is disclosed separately under appropriate captions, respectively, in the consolidated balance sheet and in the consolidated income statement.

The carrying amount of the investment in each subsidiary is eliminated against the corresponding share of equity in each subsidiary, after adjustment, if any, to fair value at the acquisition date; any resulting positive difference is treated as goodwill and recognized in intangible assets, as described below, whereas any resulting negative difference is recognized in the income statement.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	137

Note 2 - Accounting policies

All intragroup balances and transactions and any gains and losses arising from intragroup transactions are eliminated on consolidation.

Assets and liabilities of foreign consolidated subsidiaries expressed in currencies other than Euro are translated using the exchange rates in effect at the balance sheet date (the current method); income and expenses are translated at the average exchange rates for the year. Exchange differences resulting from the application of this method are classified as equity until the disposal of the investment. The cash flows of foreign consolidated subsidiaries expressed in currencies other than Euro included in the consolidated cash flow statement are translated at the average exchange rates for the year.

In the context of IFRS first-time adoption, the cumulative exchange differences arising from the consolidation of foreign subsidiaries outside the eurozone was set at nil, as allowed by IFRS 1 (First-time Adoption of International Financial Reporting Standards); therefore, only accumulated exchange differences generated and recorded after January 1, 2004 are included in the determination of gains or losses arising from the disposal of such foreign subsidiaries, if any.

Goodwill and fair value adjustments arising from the allocation of the purchase price of a foreign entity are recorded in the relevant foreign currency and are translated using the year-end exchange rate.

If losses attributable to minority interest in a consolidated subsidiary exceed the minority interest in the subsidiary’s equity, the excess, and any further losses attributable to the minority interest, are allocated against the equity interest attributable to the equity holders of the Parent except to the extent that the minority interest has a binding obligation, and is able, to make an additional investment to cover the losses. If the subsidiary subsequently reports profits, such profits are allocated to the interest attributable to the equity holders of the Parent until the minority interest share of losses previously absorbed by the equity holders of the Parent has been recovered.

In the consolidated financial statements, investments in associates and joint ventures are accounted for using the equity method, as provided, respectively, by IAS 28 (Investments in Associates) and IAS 31 (Interests in Joint Ventures). Associates are enterprises in which the Group holds at least 20% of the voting rights or exercises a significant influence, but no control or joint control over the financial and operating policies.

The consolidated financial statements include the Group’s share of profits (losses) of associates and joint ventures accounted for using the equity method from the date that significant influence commences until the date such influence ceases. When the Group’s share of losses of an associate or a joint venture, if any, exceeds the carrying amount of the investment on the Group’s balance sheet, the carrying amount of the investment is reduced to zero and the share of further losses is not recognized except to the extent that the Group has an obligation to cover such losses.

Gains and losses arising from transactions with associates or joint ventures are eliminated to the extent of the Group’s interest in those entities.

In relation to transactions involving interests in companies already controlled, in the absence of a Standard or a specific Interpretation, in accordance with IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), the Group has applied the following accounting treatments, identifying two types of transactions:

•

acquisition/sale of interests in companies already controlled: on acquisition, the Group pays the minority interest in cash or by new shares and, at the same time, eliminates the relative share of the minority interest and records Goodwill equal to the excess of the acquisition cost over the carrying amount of the corresponding portion of assets and liabilities acquired. In the case of sales, the difference between the proceeds from the disposal of shares and the corresponding carrying amount in the consolidated financial statements is recognized in the income statement (Parent entity extension method);

•

intragroup transfers of interests in controlled companies which result in a change in the percentage of ownership: the interests transferred remain recorded at historical cost and the gain or loss on the transfer is eliminated in full. The minority interest which does not directly take part in the transaction is adjusted to reflect the change in the respective share of equity with a corresponding opposite effect on the equity attributable to the equity holders of the Parent without recognition of any goodwill and however without generating any impact on profit or equity.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	138

Note 2 - Accounting policies

•	Intangible assets

Goodwill

In the case of the acquisition of a controlling interest in an enterprise, the identifiable assets, liabilities and contingent liabilities acquired (including minority interest) are recorded at fair value at the date of acquisition.

The excess of the cost of acquisition over the Group’s interest in the fair value of those assets and liabilities acquired is recognized as goodwill and classified in the balance sheet as an intangible asset with an indefinite useful life.

Goodwill is initially recorded at cost and is subsequently reduced only for impairment losses. For additional details, please refer to the accounting policy Impairment of assets - Goodwill, reported below. When a previously acquired enterprise, or part thereof, is sold, the relative amount of goodwill is taken into account in calculating the gain or loss on disposal.

In the context of IFRS first-time adoption, the Group elected not to apply IFRS 3 (Business Combinations) retrospectively to those business combinations which had arisen before January 1, 2004. As a consequence, goodwill on acquisitions before the date of transition to IFRS was brought forward at the previous Italian GAAP amounts, and was tested for impairment at that date.

Development costs

Costs incurred internally for the development of new products and services represent either intangible assets (mainly costs for software development) or tangible assets produced internally. Such costs are capitalized only when all the following conditions are satisfied: i) the cost attributable to the development phase of the asset can be measured reliably, ii) there is the intention, the availability of financial resources and the technical ability to complete the asset and make it available for use or sale and iii) it can be demonstrated that the asset will be able to generate future economic benefits.

Capitalized development costs comprise only expenditures that can be attributed directly to the development process and are amortized systematically over the estimated product or service life so that the amortization method reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the entity.

Other intangible assets with a finite useful life

Other purchased or internally-generated assets with a finite useful life are recognized as assets, in accordance with IAS 38 (Intangible Assets), where it is probable that the use of the asset will generate future economic benefits and where the cost of the asset can be measured reliably. Such assets are recorded at purchase or production cost and amortized on a straight-line basis over their estimated useful lives; the amortization rates are reviewed annually and revised if the current estimated useful life is different from that estimated previously. The effect of such changes is recognized in the income statement prospectively.

For a small portion of bundled offerings, principally of mobile equipment and services, the Group capitalizes directly attributable subscriber acquisition costs (represented by commissions for the sales network and subsidies for the purchase of handsets) when the following conditions are met:

•	the capitalized costs can be measured reliably;

•	there is a contract binding the customer for a specific period of time; and

•

it is probable that the amount of the capitalized costs will be recovered through the revenues generated by the service contract, or, where the customer withdraws from the contract in advance, through the collection of the penalty.

Capitalized subscriber acquisition costs are amortized on a straight-line basis over the minimum period of the underlying contract (12 or 24 months).

In all other cases, subscriber acquisition costs are expensed when incurred.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	139

Note 2 - Accounting policies

•	Tangible assets

Property, plant and equipment owned

Property, plant and equipment owned is stated at acquisition or production cost or, for those assets existing at January 1, 2004, at the deemed cost which for some assets is the revalued cost. Subsequent expenditures are capitalized only if they increase the future economic benefits embodied in the related item of property, plant and equipment. All other expenditures (including interest expenses directly attributable to the acquisition, construction or production of the asset) are expensed as incurred.

Cost also includes the expected costs of dismantling the asset and restoring the site if a legal or constructive obligation exists. The corresponding liability is recognized in the year in which the obligation arises in the balance sheet under provisions at its present value. These capitalized costs are depreciated and charged to the income statement over the useful life of the related tangible assets.

The recalculation of estimates for dismantling costs, discount rates and the dates in which such costs are expected to be incurred is reviewed annually, at each financial year-end. The effects of this calculation, if any, are recognized with an offsetting entry to tangible assets.

Depreciation of property, plant and equipment owned is calculated on a straight-line basis over the estimated useful life of the assets.

The depreciation rates are reviewed annually and revised if the current estimated useful life is different from that estimated previously. The effect of such changes is recognized in the income statement prospectively.

Land, including land pertaining to buildings, is not depreciated.

Assets under finance leases

Assets held under finance leases, in which substantially all the risks and rewards of ownership are transferred to the Group, are recognized as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments, including bargain purchase options. The corresponding liability due to the lessor is included in the balance sheet under financial liabilities. Lease payments are apportioned between interest (recognized in the income statement) and principal (recognized as a deduction from liabilities).

This division is determined so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Furthermore, gains realized on sale and leaseback transactions that are recorded under finance lease contracts are deferred over the lease term.

Since there is no reasonable certainty over the acquisition of the ownership of the asset at the end of lease period, assets held under finance leases are depreciated over the shorter of the lease term and their useful lives.

Leases where the lessor retains substantially all the risks and rewards of ownership of the assets are accounted for as operating leases. Operating lease rentals are charged to the income statement on a straight-line basis over the lease term.

•	Impairment of assets

Goodwill

Goodwill is tested for impairment at least annually or more frequently whenever events or changes in circumstances indicate that goodwill may be impaired, as set forth in IAS 36 (Impairment of Assets); however, when the conditions that gave rise to an impairment loss no longer exist, the original amount of goodwill is not reinstated.

The test is generally conducted near the end of every year so the date of testing is the year-end closing date of the financial statements. Goodwill acquired and allocated during the year is tested for impairment by the end of the year in which the acquisition and allocation took place.

To test for impairment, goodwill is allocated, at the date of acquisition, to each cash-generating unit or group of cash-generating units which is expected to benefit from the acquisition.

If the carrying amount of the cash-generating unit (or group of cash-generating units) exceeds the recoverable amount, an impairment loss is recognized in the income statement.

The impairment loss is first recognized as a deduction of the carrying amount of goodwill allocated to the cash-generating unit (or group of cash-generating units) and then only applied to the other assets of the cash-generating unit in proportion to their carrying amount, up to the recoverable amount of the assets with a finite useful life.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	140

Note 2 - Accounting policies

The recoverable amount of a cash-generating unit (or group of cash-generating units), to which goodwill is allocated is the higher of fair value less costs to sell and its value in use.

In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The future cash flows generally cover a period of 3 years, except where longer-term projections are required such as in the case of start-up activities. The long-term growth rate used to estimate the end amount of the cash-generating unit (or group of cash-generating units) is assumed not to be higher than the average long-term growth rate of the segment, country or market in which the cash-generating unit (or group of cash-generating units) operates.

The value in use of cash-generating units which operate in a foreign currency is estimated in the local currency by discounting cash flows to present value on the basis of an appropriate rate for that currency. The present value obtained is translated to Euro at the spot rate on the date of the impairment test (in the case of the Telecom Italia Group, the date of the financial statements).

Future cash flows are estimated by referring to the current operating conditions of the cash-generating unit (or group of cash-generating units) and, therefore, do not include either benefits originating from future restructuring for which the entity is not yet committed, or future investments for the improvement or optimization of the cash-generating unit.

For the purpose of calculating impairment, the carrying amount of the cash-generating unit is established based on the same criteria used to determine the recoverable amount of the cash-generating unit, excluding surplus assets (that is, financial assets, deferred tax assets and net non-current assets held for sale) and includes the goodwill attributable to minority interest.

After conducting the goodwill impairment test for the cash-generating unit (or groups of cash-generating units), a second level of impairment testing is carried out which includes the corporate assets which do not generate positive cash flows and which cannot be allocated by a reasonable and consistent criterion to the single units. At this second level, the total recoverable amount of all cash-generating units (or groups of cash-generating units) is compared to the carrying amount of all cash-generating units (or groups of cash-generating units), including also those cash-generating units to which no goodwill was allocated, and the corporate assets.

Intangible and tangible assets with a finite useful life

At every annual or interim closing date, the Group assesses whether there are any indications of impairment of intangible and tangible assets with a finite useful life. Both internal and external sources of information are used for this purpose. Internal sources include obsolescence or physical damage, and significant changes in the use of the asset and the economic performance of the asset compared to estimated performance. External sources include the market value of the asset, changes in technology, markets or laws, increases in market interest rates and the cost of capital used to evaluate investments, and an excess of the carrying amount of the net assets of the Group over market capitalization.

When indicators of impairment exist, the carrying amount of the assets is reduced to the recoverable amount. The recoverable amount of an asset is the higher of fair value less costs to sell and its value in use. In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Impairment losses are recognized in the income statement.

When the conditions that gave rise to an impairment loss no longer exist, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, up to the carrying amount that would have been recorded had no impairment loss been recognized. The reversal of an impairment loss is recognized as income in the income statement.

•	Financial instruments

In the context of IFRS first-time adoption, the Group elected to anticipate the adoption of IAS 32 (Financial Instruments: Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement) at January 1, 2004. Furthermore, as allowed by IFRS 1, the designation of a financial instrument as a financial asset “at fair value through profit or loss” or “available-for-sale” or a financial liability measured at “fair value through profit or loss” was made at January 1, 2004 instead of at the date of initial recognition.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	141

Note 2 - Accounting policies

Other investments

Other investments (other than those in subsidiaries, associates and joint ventures) are classified as non-current or current assets if they will be kept in the Group’s portfolio for a period of more or not more than 12 months, respectively.

Upon acquisition, investments are classified in the following categories:

•	“available-for-sale financial assets”, as non-current or current assets;

•	“financial assets at fair value through profit or loss”, as current assets held for trading.

Other investments classified as “available-for-sale financial assets” are measured at fair value; changes in the fair value of these investments are recognized in a specific equity reserve (Reserve for available-for-sale financial assets) until the financial asset is disposed of or impaired, at which time the equity reserve is reversed to the income statement.

Other unlisted investments classified as “available-for-sale” whose fair value cannot be measured reliably are measured at cost adjusted by any impairment losses which are recognized in the income statement, as required by IAS 39.

Impairment losses recognized on other investments classified as “available-for-sale financial assets” are not reversed.

Changes in the value of other investments classified as “financial assets at fair value through profit or loss” are recognized directly in the income statement.

Securities other than investments

Securities other than investments classified as non-current assets are those held to maturity. The assets are recorded on the trade date and, on initial recognition, are stated at acquisition cost, including transaction costs, and subsequently measured at amortized cost.

Amortized cost represents the initial cost of the financial instrument net of principal repayments received, adjusted (up or down) by the amortization of any differences between the initial amount and the maturity amount using the effective interest method, less any writedown for impairment or uncollectibility, if any.

Securities other than investments classified as current assets are those that, by decision of the directors, are intended to be kept in the Group’s portfolio for a period of not more than 12 months, and are included in the following categories:

•

held to maturity (originally more than 3 months but less than 12 months, or, with an original maturity of more than 12 months but the remaining maturity at the date of purchase is more than 3 months but less than 12 months) and measured at amortized cost;

•	held for trading and measured at fair value through profit or loss;

•	available-for-sale and measured at fair value with a contra-entry to an equity reserve.

Changes in the value of securities other than investments classified as available-for-sale are recognized in an equity reserve (Reserve for available-for-sale financial assets) until the financial asset is disposed of or impaired, at which time the equity reserve is reversed to the income statement.

When the conditions that gave rise to impairment losses on securities other than investments held to maturity or classified as “available-for-sale financial assets” no longer exist, the impairment losses are reversed.

Receivables and loans

Receivables and loans classified as either non-current or current assets are initially recognized at fair value and subsequently measured at amortized cost.

Cash and cash equivalents

Cash and cash equivalents are recorded, according to their nature, at nominal value or amortized cost.

Cash equivalents are short-term and highly liquid investments that are readily convertible to known amounts of cash, subject to an insignificant risk of changes in value and their original maturity or the remaining maturity at the date of purchase does not exceed 3 months.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	142

Note 2 - Accounting policies

Impairment of financial assets

At every annual or interim closing date, assessments are made as to whether there is any objective evidence that a financial asset or a group of financial assets may be impaired. If any such evidence exists, an impairment loss is recognized in the income statement for financial assets measured at cost or amortized cost; for “available-for-sale financial assets” reference should be made to the accounting policy reported previously.

Financial liabilities

Financial liabilities comprise financial debt, including advances received on the assignment of accounts receivable and other financial liabilities such as derivatives and finance lease obligations.

In accordance with IAS 39, they also include trade and other payables.

Financial liabilities other than derivatives are initially recognized at fair value less transaction costs and subsequently measured at amortized cost.

Amortized cost represents the initial amount net of principal repayments made, adjusted (up or down) by the amortization of any differences between the initial amount and the maturity amount using the effective interest method.

Compound financial instruments represented by bonds convertible into shares of the issuer are recognized by splitting the debt and the call option: the debt is included in financial liabilities using the amortized cost method while the call option amount, computed as the difference between the fair value of the debt and the proceeds raised on the issue of the financial instrument, is recorded in a specific equity reserve (Other equity instruments).

Financial liabilities hedged by derivative instruments designed to manage exposure to changes in fair value of the liabilities (fair value hedge derivatives) are measured at fair value in accordance with the hedge accounting principles of IAS 39. Gains and losses arising from re-measurement at fair value, to the extent of the hedged component, are recognized in the income statement and are offset by the effective portion of the gain or loss arising from re-measurement at fair value of the hedging instrument.

Financial liabilities hedged by derivative instruments designed to manage exposure to variability in cash flows (cash flow hedge derivatives) are measured at amortized cost in accordance with the hedge accounting principles of IAS 39.

Derivatives

Derivatives are used by the Telecom Italia Group to manage its exposure to exchange rate and interest rate risks and to diversify the parameters of debt so that costs and volatility can be reduced to within pre-established operational limits.

In accordance with IAS 39, derivative financial instruments qualify for hedge accounting only when:

a)	at the inception of the hedge, the hedging relationship is formally designated and documented;

b)	the hedge is expected to be highly effective;

c)	its effectiveness can be reliably measured;

d)	the hedge is highly effective throughout the financial reporting periods for which it is designated.

All derivative financial instruments are measured at fair value in accordance with IAS 39.

When derivative financial instruments qualify for hedge accounting, the following accounting treatment applies:

•

Fair value hedge - Where a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of an asset or liability due to a particular risk, the gain or loss from re-measuring the hedging instrument at fair value is recognized in the income statement. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in the income statement.

•

Cash flow hedge - Where a derivative financial instrument is designated as a hedge of the exposure to variability in cash flows of an asset or liability or a highly probable forecasted transaction, the effective portion of any gain or loss on the derivative financial instrument is recognized directly in a specific equity reserve (Reserve for cash flow hedges). The cumulative gain or loss is removed from equity and recognized in the income statement at the same time as the hedged

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transaction affects the income statement. The gain or loss associated with the ineffective portion of a hedge is recognized in the income statement immediately. If the hedged transaction is no longer probable, the cumulative gains or losses included in the equity reserve are immediately recognized in the income statement.

If hedge accounting is not appropriate, gains or losses arising from the measurement of the fair value of derivative financial instruments are directly recognized in the income statement.

•	Sales of receivables

The Telecom Italia Group carries out sales of receivables under factoring arrangements in accordance with Law 52/1991. These sales, in the majority of cases, are characterized by the transfer of all the risks and rewards of ownership of the receivables to third parties, meeting IFRS requirements for derecognition. Specific servicing contracts, through which the buyer institutions conferred a mandate to Telecom Italia S.p.A. for the collection and management of the receivables, leave the current Company/customer relationship unaffected.

•	Amounts due from customers on construction contracts

Amounts due from customers on construction contracts, regardless of the duration of the contracts, are recognized in accordance with the percentage of completion method and classified under current assets.

Losses on such contracts, if any, are recorded in full in the income statement when they become known.

•	Inventories

Inventories are measured at the lower of purchase and production cost and estimated realizable value; cost is determined on a weighted average basis. Provision is made for obsolete and slow-moving inventories based on their expected future use and estimated realizable value.

•	Discontinued operations/Non-current assets held for sale

Discontinued operations/Non-current assets held for sale include lines of business and assets (or groups of assets) sold or to be disposed of, whose carrying amount was or will be recovered principally through a sale transaction rather than through continuing use. Non-current assets held for sale are measured at the lower of their carrying amount or fair value less costs to sell.

In accordance with IFRS, Discontinued operations are presented in the financial statements as follows:

•	in two lines on the balance sheet: Discontinued operations/Non-current assets held for sale and Liabilities directly associated with Discontinued operations/Non-current assets held for sale;

•	in one line on the income statement: Profit (loss) from Discontinued operations/Non-current assets held for sale.

•	Employee benefits

Provision for employee severance indemnities

Employee severance indemnity, mandatory for Italian companies pursuant to art. 2120 of the Italian Civil Code, is deferred compensation and is based on the employees’ years of service and the compensation earned by the employee during the service period.

Under IAS 19 (Employee Benefits), the employee severance indemnity as calculated is considered a “Defined benefit plan” and the related liability recognized in the balance sheet (Provision for employee severance indemnities) is determined by actuarial

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calculations. As allowed by IFRS 1 and IAS 19, in the context of IFRS first-time adoption and for subsequent years, the Telecom Italia Group has elected to recognize all actuarial gains and losses in the income statement as they arise. The expenses relative to the increase in the present value of the severance indemnity liability, as the time for payment of the benefit comes closer, are included in the income statement under “Employee benefits expenses”.

Starting from January 1, 2007, the 2007 Italian Budget Law and the decrees implementing this law introduced significant changes to employee severance indemnity regulations, including the choice as to the possible destination of accruing employee severance indemnity either to supplementary pension funds or to the “Treasury fund” managed by INPS.

Consequently, the Group’s obligation to INPS and the contributions to supplementary pension funds take the form, under IAS 19, of “Defined contribution plans” whereas the amounts recorded in the provision for employee severance indemnities retain the nature of “Defined benefit plans”. These legislative changes introduced starting from 2007 led to a change in the actuarial assumptions and the calculations used for the computation of employee severance indemnities and the related effects have been directly recognized in the income statement.

Equity compensation plans

The companies of the Group provide additional benefits to certain managers and employees of the Group through equity compensation plans (stock options and performance share grants). The stock option plans starting from January 1, 2005 and the performance share granting plans are recognized in accordance with IFRS 2 (Share-Based Payment).

The Group elected to apply the exemptions set out in IFRS 1, paragraph 25B, and did not apply IFRS 2 to stock option plans granted before November 7, 2002, as the terms and conditions of such plans had not changed.

In accordance with IFRS 2, employee stock options and performance share grants are measured at fair value at the grant date using models that take account of circumstances and factors applicable at the grant date (for instance, for the stock options: option exercise price, vesting period, current price of the underlying shares, expected share price volatility, expected dividends and interest rate for a risk-free investment over the option term).

If the right vests after a certain vesting period and, depending on the circumstances, also when certain vesting conditions are satisfied, the total value is allocated over the vesting period and recorded in an equity reserve under “Other equity instruments”, with a contra-entry to the income statement under “Employee benefits expenses”.

At the end of each year, the originally measured fair value of each right is not adjusted or updated. However, at that date, adjustments are made to the estimate of the number of rights that will vest up to expiry (and therefore the number of employees who will have option exercise rights or receive shares, as a result of remaining, for example, in service over the vesting period). The impact of the change in estimate is deducted from “Other equity instruments” with a contra-entry to the income statement under “Employee benefits expenses”.

•	Provisions

The Group records provisions for risks and charges when it has a present obligation, legal or constructive, to a third party, as a result of a past event, when it is probable that an outflow of Group resources will be required to satisfy the obligation and when the amount of the obligation can be estimated reliably.

•	Treasury shares

Treasury shares are recognized as a deduction from equity. In particular, the nominal amount of treasury shares is reported as a deduction from the share capital issued while the excess cost of acquisition over the nominal amount is presented as a deduction from “Other reserves and retained earnings (accumulated losses), including profit for the year”.

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Note 2 - Accounting policies

•	Foreign currency transactions

Transactions in foreign currencies are recorded at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the balance sheet date. Exchange differences arising from the settlement of monetary items or from their conversion at rates different from those at which they were initially recorded during the year or at the end of the prior year, are recognized in the income statement.

•	Revenue recognition

Revenues are recognized to the extent that it is probable that economic benefits will flow to the Group and their amount can be measured reliably. Revenues are stated net of discounts, allowances, and returns.

•	Revenues from services rendered

Revenues from services rendered are recognized in the income statement according to the stage of completion of the service and only when the outcome of the service rendered can be estimated reliably.

Traffic revenues from interconnection and roaming are reported gross of the amounts due to other TLC operators. Amounts billed to customers for providing information or other content are recognized as revenues when the service is provided either at the gross amount billed to the customer or based on the commission received from the content provider, depending on the nature of the service rendered.

Revenues from the activation of telephone services (as well as the related costs not in excess of the amount of revenues) are deferred over the expected duration of the relationship with the customer (generally 8 years for retail customers and 3 years for wholesale customers).

Revenues from prepaid traffic are recorded on the basis of the minutes used at the contract price per minute. Deferred revenues for unused minutes are recorded in “Trade and miscellaneous payables and other current liabilities” in the balance sheet.

•	Revenues from sales and bundled offerings

Revenues from sales (telephone and other equipment) are recognized when the significant risks and rewards of ownership are transferred to the buyer.

When an arrangement contains multiple elements (equipment and/or services), revenues are allocated to each element based on its relative fair value. For offerings that cannot be separated in identifiable components, revenues are recognized in full over the life of the contract.

For offerings which include the sale of mobile handsets and service contracts, the Telecom Italia Group recognizes revenues related to the sale of the handset when it is delivered to the customer whereas traffic revenues are recorded on the basis of the minutes used; the related subscriber acquisition costs, including handset subsidies and sales commissions, are expensed as incurred. The revenues allocated to the handset sale are limited to the contract amount that is not contingent upon the rendering of telecommunication services, i.e. the residual of the amount paid by the customer exceeding the services value.

A small portion of the bundled offerings in the mobile business are contracts with a minimum contractual period of 12 or 24 months and which include an enforced termination penalty. For these contracts, the subscriber acquisition costs are capitalized under “Intangible assets with a finite useful life” if the conditions for capitalization as described in the related accounting policy are met.

•	Revenues on construction contracts

Revenues on construction contracts are recognized based on the stage of completion (percentage of completion method).

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	146

Note 2 - Accounting policies

•	Research costs and advertising expenses

Research costs and advertising expenses are charged directly to the income statement in the year in which they are incurred.

•	Taxes

Income taxes include all taxes calculated on the basis of the taxable income of the companies of the Group, including relative incidental expenses of a non-financial nature (e.g. penalties); the relative interest expenses are recognized under “Finance expenses”.

Income taxes are recognized in the income statement, except to the extent that they relate to items directly charged or credited to equity, in which case the related tax is recognized in the relevant equity reserves.

The income tax expense that could arise on the remittance of a subsidiary’s retained earnings is only recognized where there is the actual intention to remit such earnings.

Deferred taxes are recognized using the “Balance sheet liability method”. They are calculated on all temporary differences that arise between the tax base of an asset or liability and the carrying amounts in the consolidated financial statements except for non tax-deductible goodwill and for those differences related to investments in subsidiaries which will not reverse in the foreseeable future. Deferred tax assets relating to unused tax loss carryforwards are recognized to the extent that it is probable that future taxable income will be available against which they can be utilized. Current and deferred tax assets and liabilities are offset when the income taxes are levied by the same tax authority and there is a legally enforceable right of offset. Deferred tax assets and liabilities are determined based on enacted tax rates in the respective jurisdictions in which the Group operates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Taxes, other than income taxes, are included in “Other operating expenses”.

•	Dividends

Dividends received from companies other than subsidiaries, associates and joint ventures are recognized in the income statement in the year in which they become receivable following the resolution by the shareholders’ meeting for the distribution of dividends of the investee companies. Dividends payable to third parties are reported as a change in equity in the year in which they are approved by the shareholders’ meeting.

•	Earnings per share

Basic earnings per ordinary share is calculated by dividing the Group’s profit attributable to ordinary shares by the weighted average number of ordinary shares outstanding during the year, excluding treasury shares. Similarly, basic earnings per savings share is calculated by dividing the Group’s profit attributable to savings shares by the weighted average number of savings shares outstanding during the year. For diluted earnings per ordinary share, the weighted average number of shares outstanding is adjusted by all dilutive potential shares (for example, the conversion of bonds and the exercise of rights on shares with dilutive effects). The Group profit is also adjusted to reflect the impact of these transactions net of the related tax effects.

•	Use of estimates

The preparation of consolidated financial statements and related disclosure in conformity with IFRS requires management to make estimates and assumptions based also on subjective judgments, past experience and hypotheses considered reasonable and realistic in relation to the information known at the time of the estimate. Such estimates have an effect on the reported amount of

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Note 2 - Accounting policies

assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the amount of revenues and costs during the year. Actual results could differ, even significantly, from those estimates owing to possible changes in the factors considered in the determination of such estimates. Estimates are reviewed periodically.

The most important accounting estimates which require a high degree of subjective assumptions and judgments are addressed below:

Financial statement line item | Accounting estimates

Goodwill	The impairment test on goodwill is carried out by comparing the carrying amount of cash-generating units and their recoverable amount. The recoverable amount of a cash-generating unit is the higher of fair value, less costs to sell and its value in use. This complex valuation process entails the use of methods such as the discounted cash flow method which uses assumptions to estimate cash flows.

Business combinations	The recognition of business combinations requires the excess of the cost of acquisition over net asset value to be allocated to the assets and liabilities of the acquired company. For the majority of assets and liabilities, the allocation of the excess is recognized using a complex process to estimate the assets and liabilities at their fair value. If the unallocated portion is positive, it is recognized as goodwill, and, if negative, it is recognized in the income statement.

Bad debt provisions	The recoverability of receivables is measured by considering the uncollectibility of receivables, their age and losses on receivables recognized in the past by type of similar receivables.

Accruals, contingent liabilities and employee benefits

The estimate of future costs to dismantle tangible assets and restore the site is a complex process that requires management’s assessment and judgment to measure the liability arising from such obligations which seldom are entirely defined by law, administrative regulations or contract clauses and which normally are to be complied with after an interval of several years.

The accruals connected with legal, arbitration and fiscal disputes are the result of a complex estimate process based upon the probability of an unfavorable outcome. Employee benefits, especially the provision for employee severance indemnities, are calculated using actuarial assumptions; changes in such assumptions could have a material impact on such liabilities.

Revenues

Revenue recognition is influenced by:

•   the expected duration of the relationship with the customer for revenues from telephone service activations (as well as the related costs up to the ceiling of the amount of revenues);

•   the estimate of the amount of discounts, allowances and returns to be recorded as a direct deduction from revenues;

•   the estimate of the fair value of each component of equipment and/or services packages.

Income taxes	Income taxes (current and deferred) are calculated in each country in which the Group operates according to a prudent interpretation of the tax laws in effect. This process sometimes involves complex estimates to determine taxable income and deductible and taxable temporary differences between the carrying amounts and the taxable amounts. In particular, deferred tax assets are recognized to the extent that future taxable income will be available against which they can be utilized. The measurement of the recoverability of deferred tax assets, recognized based on both unused tax loss carryforwards to future years and deductible differences, takes into account the estimate of future taxable income and is based on conservative tax planning.

Derivative instruments and equity instruments	The fair value of derivative instruments and equity instruments is determined on the basis of either prices in regulated markets or quoted prices provided by financial counterparts, or using valuation models which also take into account subjective measurements such as, for example, cash flow estimates, expected volatility of prices, etc.

In the absence of a Standard or an Interpretation that specifically applies to a particular transaction, management carefully considers subjective valuation techniques and uses its judgment as to the accounting methods to adopt with a view to providing financial statements which faithfully represent the financial position, the results of operations and the cash flows of the Group, which reflect the economic substance of the transactions, are neutral, prepared on a prudent basis and complete in all material respects.

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Note 2 - Accounting policies

•	New Standards and Interpretations endorsed by the EU and in force from January 1, 2008

As required by paragraph 28 of IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), IFRS in force from January 1, 2008 are reported below and briefly summarized.

IFRIC 11 (IFRS 2 – Group and Treasury Share Transactions)

On June 1, 2007, Commission Regulation (EC) 611-2007 was published endorsing IFRIC 11 (IFRS 2 – Group and Treasury Share Transactions).

First of all, this interpretation clarifies that share-based payment transactions in which an entity receives services (for example, from employees) as consideration for its own equity instruments are accounted for as equity-settled. This applies regardless of whether the entity chooses or is required to buy those equity instruments from another party to satisfy its obligations to its employees under the share-based payment arrangement.

The application of this interpretation did not have any effect on the consolidated financial statements at December 31, 2008.

IAS 39 (Financial Instruments: Recognition and Measurements) and IFRS 7

(Financial Instruments: Disclosures) amendments

On October 15, 2008, Commission Regulation (EC) 1004-2008 was published endorsing some amendments to IAS 39 (Financial Instruments: Recognition and Measurements) and IFRS 7 (Financial Instruments: Disclosures). The regulation allows, in specific circumstances, certain financial assets to be reclassified outside the categories of “financial assets through profit or loss” and “available-for-sale financial assets”.

The amendments to IFRS 7 introduced new disclosure requirements relating to reclassifications allowed by amended IAS 39.

These amendments did not have any effect on the consolidated financial statements at December 31, 2008 as the Telecom Italia Group did not make any of the allowed reclassifications.

IFRIC 14 (IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction)

On December 16, 2008, Commission Regulation (EC) 1263-2008 was published endorsing IFRIC 14 (IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction). This interpretation provides general guidelines on how to assess the limit established by IAS 19 on the amount of the net assets of a defined benefit plan that can be recognized in the balance sheet. It also explains how the pension asset or liability may be affected by a minimum funding requirement. This interpretation is currently not applicable to the Telecom Italia Group.

•	New Standards and Interpretations endorsed by the EU but not yet in force

As required by paragraph 30 of IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), IFRS in force from January 1, 2009 or thereafter are reported below and briefly summarized.

IFRS 8 (Operating Segments)

On November 21, 2007, Commission Regulation (EC) 1358-2007 was published endorsing IFRS 8 (Operating Segments).

IFRS 8 requires an entity to report financial and descriptive information about its reportable segments. Reportable segments are operating segments or aggregations of operating segments for which discrete financial information is available and whose operating results are reviewed regularly by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and to assess its performance. Financial information is to be presented on the same basis as that used for internal reporting to the chief operating decision maker.

IFRS 8 is effective for annual financial statements or periods beginning on or after January 1, 2009 and supersedes IAS 14 (Segment Reporting).

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Note 2 - Accounting policies

The adoption of this standard will not produce any effect on the measurement of financial statement line items.

IAS 23 (Borrowing Costs) amendments

On December 10, 2008, Commission Regulation (EC) 1260-2008 was published endorsing the amendments to IAS 23 (Borrowing Costs).

The main amendment to IAS 23 removes the option, allowed in the previous version of the standard, of immediately recognizing borrowing costs as an expense in the period incurred (the treatment adopted by the Telecom Italia Group), rather than capitalizing them. The revised IAS 23 requires borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets that take a substantial period of time to get ready for use or sale to be capitalized as part of the cost of such assets.

The amended IAS 23 is effective from January 1, 2009.

IFRIC 13 (Customer Loyalty Programmes)

On December 16, 2008, Commission Regulation (EC) 1262-2008 was published endorsing IFRIC 13 (Customer Loyalty Programmes). This interpretation addresses general accounting guidelines for customer loyalty programmes. Such interpretation is characterized by the following elements:

•

loyalty award credits granted to a customer are considered a separately identifiable element of the original sales transaction of the product or service itself and represent rights granted to the customer, for which the customer implicitly paid;

•

the amount of sales proceeds allocated to the loyalty award credits is measured by reference to their fair value (that is, the amount for which the award credits could have been sold separately). The entity recognizes the deferred portion of the proceeds as revenue only when it has fulfilled its obligations.

IFRIC 13 is effective from January 1, 2009 and will be accounted for retrospectively in accordance with IAS 8.

The estimate of the pre-tax effect of the application of this interpretation on the 2008 consolidated financial statements can be summarized as follows:

•

at January 1, 2008: on “equity attributable to the equity holders of the Parent”, a decrease of approximately euro 7 million in “retained earnings”, being the balance between the increase in “deferred income”, as a result of the deferral of revenues for loyalty award credits, and the decrease in “provisions”, as a result of the reversal of the amount set aside for customer loyalty program obligations. “Equity attributable to Minority Interest” is not expected to be impacted;

•

year 2008: on “profit before tax from continuing operations”, a decrease of approximately euro 39 million, mainly being the balance between the amounts of revenues deferred and released to the income statement;

•

at December 31, 2008: on “equity attributable to the equity holders of the Parent”, a decrease of approximately euro 46 million in “retained earnings including profit for the year”. “Equity attributable to Minority Interest” is not expected to be impacted.

IAS 1 (Presentation of Financial Statements) amendments

On December 17, 2008, Commission Regulation (EC) 1274-2008 was published endorsing the amendments to IAS 1 (Presentation of Financial Statements).

The main changes introduced provide for:

•	the presentation of all owner changes in equity in the statement of changes in equity;

•	the presentation of all non-owner changes in equity either:

•

in one Statement of Comprehensive Income, which includes revenues, income, costs and expenses recognized directly in the income statement, the profit (loss) for the year, as well as the detail of income and expenses recognized directly in equity (these latter forming the “Other comprehensive income”); or

•

in two statements: a statement (Separate Income Statement) displaying components of profit (loss) for the year and a second statement (Statement of Comprehensive Income) beginning with profit (loss) for the year and displaying components of other comprehensive income.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	150

Note 2 - Accounting policies

The revised IAS 1 is effective for annual periods beginning on or after January 1, 2009.

The adoption of this standard will not produce any effect on the measurement of financial statement line items.

IFRS 2 (Share-Based Payment) Amendments

On December 16, 2008, Commission Regulation (EC) 1261-2008 was published endorsing the amendments to IFRS 2 (Share-Based Payment).

The standard clarifies the definition of “vesting conditions” and specifies the cases in which a condition that is not satisfied will result in the recognition of a cancellation of the award granted.

The amended IFRS 2 is effective beginning January 1, 2009.

The amendments are not expected to have any impact on the consolidated financial statements.

IAS 32 (Financial Instruments: Disclosure) and IAS 1

(Presentation of Financial Statements) amendments

On January 21, 2009, Commission Regulation (EC) 53-2009 was published endorsing some amendments to IAS 32 (Financial Instruments: Disclosure) and IAS 1 (Presentation of Financial Statements).

The amendments to IAS 32 require, when certain conditions are met, that certain puttable financial instruments or obligations arising on liquidation should be classified as equity.

The amendments to IAS 1 require disclosure of specific information about those instruments.

The amended IAS 32 and IAS 1 are effective from January 1, 2009.

The amendments are not expected to have a material impact on the consolidated financial statements.

Improvements to IFRS

On January 23, 2009, Commission Regulation (EC) 70-2009 was published endorsing some improvements to International Financial Reporting Standard (IFRS).

The improvements that are effective from January 1, 2009 are the following:

•

IAS 1 (Financial Statement Presentation): assets and liabilities arising from derivative financial instruments that are held for trading and that are not financial guarantee contracts or designated hedging instruments should be presented as either current or non-current assets and liabilities, according to their settlement date.

•

IAS 16 (Property, Plant and Equipment): the amendment provides clarification on the classification and accounting treatment for an entity that, in the course of the ordinary activities, routinely sells items of property, plant and equipment that it has held for rental to others.

•

IAS 19 (Employee Benefits): the amendment clarifies the treatment for changes in employee benefits, defines recognition for cost and income relating to past service cost and revises the distinction between short-term and long-term employee benefits, and must be applied prospectively.

•

IAS 20 (Accounting for Government Grants and Disclosure of Government Assistance): the amendment states that the benefit of a government loan at a below-market interest rate should be treated as a government grant, and must be applied prospectively.

•	IAS 23 (Borrowing Costs): the amendment revises the definition of borrowing costs.

•

IAS 28 (Investments in Associates): the amendment clarifies that where investments in associates are accounted for by the equity method, any impairment loss should not be allocated to specific assets (and, in particular, to any goodwill) included within the carrying amount of the investment in the associate, but, rather, to the investment as a whole. Accordingly, where there are conditions for a subsequent reversal, such impairment reversal is recognized in full.

•	IAS 29 (Financial Reporting in Hyperinflationary Economies): these are amendments to a standard that is currently not applicable to the Group.

•	IAS 36 (Impairment of Assets): this amendment requires additional disclosure if fair value less costs to sell is determined using discounted cash flow projections.

•

IAS 38 (Intangible Assets): the amendment requires advertising and promotional costs to be recognized in the income statement. It states that when an entity incurs costs providing future economic benefits, but no intangible assets are recognized, such costs should be recognized as expenses when incurred, meaning when the entity receives the related goods or services. Moreover, an amendment to the standard allows entities to use the “Unit of Production Method” to calculate the amortization charge on an intangible asset with a finite useful life.

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Note 2 - Accounting policies

•

IAS 39 (Financial Instruments: Recognition and Measurement): the amendment clarifies how to calculate the revised effective interest rate on a financial instrument on cessation of fair value hedge accounting and also specifies the cases in which it is possible for there to be movements into and out of the “fair value through profit or loss” category.

•	IAS 40 (Investment Property): these are amendments to a standard that is currently not applicable to the Group.

Moreover, an amendment was made to IFRS 5 (Non-current Assets held for Sale and Discontinued Operations): the amendment clarifies that all of a subsidiary’s assets and liabilities are classified as held for sale if an entity’s disposal sale plan results in loss of control, regardless of whether the entity will retain a non-controlling interest in its former subsidiary after the sale. The amended IFRS 5 is effective from January 1, 2010.

The application of “improvements to IFRS” is not expected to have a material impact on the consolidated financial statements.

Note 3 – Business combinations

•	Year 2008

In 2008, there were no transactions entered into of the type of business combinations defined in IFRS 3.

•	Year 2007

Acquisition of AOL Germany

On February 28, 2007, the Telecom Italia Group finalized the transaction for the acquisition of the AOL internet activities in Germany (broadband and narrowband) from the Time Warner Group. The consideration paid amounted to euro 669 million, including euro 6 million of transaction costs.

The customer relationships will be amortized over 5.4 years while the audience agreements will be amortized over 5 years.

The effect on the net financial position was euro 666 million (euro 669 million for the consideration paid net of euro 3 million of cash and cash equivalents acquired).

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	152

Note 3 - Business combinations

AOL Germany Group – Data at February 28, 2007

(millions of euro)			Fair Value		Carrying value
Goodwill			582		70
Other non-current assets			154		24
Total current assets			14		14
Total assets	(A	)	750		108
Deferred tax liabilities			40		—
Total current liabilities			41		41
Total liabilities	(B	)	81		41
Net assets acquired	(A-B	)	669	(*)	67
(*) of which:
Acquisition cost			663
Transaction costs (taxes, legal fees and other expenses)			6
Total acquisition cost			669

The original Goodwill of euro 582 million was written down in 2008 by euro 21 million, as detailed in the Note “Goodwill”.

Note 4 – Goodwill

Details of goodwill by business segment and the changes during 2007 and 2008 are presented in the following tables:

(millions of euro)	12/31/2006	Discontinued Operations	Increase	Decrease	Exchange differences	12/31/2007
Domestic	41,953					41,953
Brazil	1,199				96	1,295
European BroadBand	357		585			942
Media	230					230
Total	43,739	—	585	—	96	44,420

(millions of euro)	12/31/2007	Discontinued Operations	Increase	Decrease	Exchange differences	12/31/2008
Domestic	41,953					41,953
Brazil	1,295				(257)	1,038
European BroadBand	942	(249)		(21)		672
Media	230			(2)		228
Total	44,420	(249)	—	(23)	(257)	43,891

The decrease of euro 529 million in 2008 euro is due to the following:

•	-euro 249 million for the reclassification of Liberty Surf group to Discontinued operations/Non-current assets held for sale;

•

-euro 21 million for the impairment loss on goodwill relating to the acquisition of AOL internet businesses in Germany through HanseNet, following the recognition of tax benefits in 2008 that had not been recognized at the acquisition date since the requisites for recognition were not believed to have existed at that time;

•	-euro 2 million for the portion of goodwill attributed to the Pay-per-View operations conferred to APTV S.r.l., sold in December;

•	-euro 257 million for the exchange differences relating to the goodwill of the Brazilian companies.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	153

Note 4 - Goodwill

The gross carrying amounts of goodwill and the relative accumulated impairment losses from January 1, 2004 (date of allocation to the cash-generating units—CGU) to December 31, 2008 and 2007 can be summarized as follows:

	12/31/2008			12/31/2007
(millions of euro)	Gross carrying amount	Accumulated impairment losses	Net carrying amount	Gross carrying amount	Accumulated impairment losses	Net carrying amount
Domestic	(*)42,245	(*)(292)	41,953	(*)42,245	(*)(292)	41,953
Brazil	1,045	(7)	1,038	1,302	(7)	1,295
European BroadBand	693	(21)	672	942	—	942
Media	228	—	228	230	—	230
Olivetti	6	(6)	—	6	(6)	—
Total	44,217	(326)	43,891	44,725	(305)	44,420

(*)	Includes euro 282 million relating to the settlement with De Agostini in 2004.

Goodwill under IAS 36 is not amortized but is tested for impairment annually or more frequently if specific events or circumstances indicate that it may be impaired. To test for impairment, goodwill must be allocated to cash-generating units (or groups of units) which must not be at a level higher than the business segment determined in accordance with IAS 14. The criterion followed for the allocation of goodwill considers the lowest level at which goodwill is monitored for internal management purposes. The business units (or groups of units) to which goodwill was allocated are as follows:

Sector	Group of units
Domestic	Fixed
Mobile
Brazil	Tim Brasil
European BroadBand	HanseNet
BBNed
Media	Telecom Italia Media

The value used to determine the recoverable amount of the units (or groups of units) to which goodwill was allocated is the value in use, with the exception of Telecom Italia Media, for which the stock market capitalization at December 30, 2008 was used as the fair value of the entity. The most representative basic assumptions for the calculation of the value in use of each group of cash-generating units are presented in the following table:

Domestic Fixed	Domestic Mobile	Brazil	HanseNet
EBITDA margin (EBITDA/sales) during the period of the plan	EBITDA margin (EBITDA/sales) during the period of the plan	Growth rate of sales during the explicit forecast period (2009-2011)	Number of customers

Investments to maintain profit capability (in proportion to sales)	Investments to maintain profit capability (in proportion to sales)	EBITDA margin (EBITDA/sales) during the period of the plan	Gross operating margin

BRL/euro exchange rate

Cost of capital	Cost of capital	Cost of capital	Cost of capital

Long-term growth rate	Long-term growth rate	Long-term growth rate	Long-term growth rate

All the plan figures are based on 2008 actual results and rely on the best forecasts formulated by management for the period of the 2009-2011 plan. With regard to HanseNet, so as not to consider the net present value of future investments in the impairment test (IAS 36, paragraph 44), only the flow of the expected result for 2009 was considered, forecasting it in perpetuity.

The nominal growth rates used to estimate the end amount are the following (the growth rate of Brazil refers to flows in Brazilian reais):

Domestic Fixed	Domestic Mobile	Brazil	HanseNet
-0.5%	+0.5%	+4.5%	+0%

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	154

Note 4 - Goodwill

Such rates fall within the range of growth rates applied by the analysts following Telecom Italia stock (as can be seen from the reports published after the announcement of the Group’s 2009-2011 plan).

The cost of capital was estimated by considering the following:

a)	the criteria for the estimate of the cost of capital CAPM—Capital Asset Pricing Model (the same criteria used by the Group to estimate the value in use and referred to in Annex A of IAS 36);

b)	the Beta coefficient for business segments arrived at by using the Beta coefficients of the European telephone incumbents, including Telecom Italia itself, adjusted to take into account its financial structure;

c)	the Weighted Average Cost of Capital (WACC) used by other operators to test the value of goodwill;

d)	for the major business areas in which the group operates reference was made to the WACC) identified by the analysts who follow Telecom Italia stock in their reports published after announcement of the 2009-2011 Group plan. Since a direct correlation exists between the cost of capital used by analysts and the long-term growth rate (g) projected for the purposes of estimating the end amount, a comparison was also made in terms of capitalization rates (WACC-g).

On the basis of these elements, the post-tax Weighted Average Cost of Capital and the capitalization rate (WACC post-tax—g) were estimated for each Business Unit (Brazilian reais are used for Brazil) as follows:

	Domestic Fixed	Domestic Mobile	Brazil	HanseNet
WACC post tax	7.9%	8.2%	14.2%	7.4%
WACC post tax - g	8.4%	7.7%	9.7%	7.4%

Having considered the nominal flows of the result for the estimate of the value in use, the discount rates are also expressed in nominal terms (in Brazilian reais for Brazil).

A sensitivity analysis of the results compared to the weighted average cost of capital was also carried out for the individual cash-generating units for which the value in use was estimated. The value in use remains higher than the carrying amounts, even assuming an increase in the weighted average cost of capital of more than 100 basis points (hundredths of a percentage point) except for the Domestic Mobile CGU where the value in use would be equal to the carrying amount in the financial statements with an increase in the weighted average cost of capital of 64 basis points.

The excess of the value in use over the carrying amount of this CGU at December 31, 2008 is equal to euro 2.6 billion.

The second level impairment test was made by considering the total recoverable amount of the entire Domestic segment consisting of the Domestic Fixed, Domestic Mobile and Domestic Central Functions Business Units. Specifically, the recoverable amount of the Domestic Central Functions (corporate) unit was negative since this unit is a cost center. The total recoverable amount of the Domestic segment was compared to the carrying amount of the total operating capital referring to the same group of units. No impairment resulted at this second level of testing either.

Finally, a third level impairment test was made by considering the total recoverable amount of all the Business Units of the Group, including those without any goodwill allocation (Olivetti, Central Functions and Other Operations). The total recoverable amount of all the Business Units of the Group was compared to the carrying amount of the total operating capital referring to the same units/segments. There was no impairment at this last level of testing.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	155

Note 4 - Goodwill

Note 5 – Intangible assets with a finite useful life

Intangible assets with a finite useful life decreased by euro 493 million compared to December 31, 2007. Details on the composition and movements during the year are as follows:

(millions of euro)	12/31/2006	Discontinued Operations	Additions	Amortization	Impairment losses / Reversals	Disposals	Exchange differences	Other changes	12/31/2007
Industrial patents and intellectual property rights	2,621		1,387	(1,760)	(7)		36	519	2,796
Concessions, licenses, trademarks and similar rights	3,172		192	(323)		(1)	40	9	3,089
Other intangible assets	176		350	(298)			5	130	363
Work in progress and advance payments	771		428		(16)	(1)	3	(448)	737
Total	6,740	—	2,357	(2,381)	(23)	(2)	84	210	6,985

(millions of euro)	12/31/2007	Discontinued Operations	Additions	Amortization	Impairment losses / Reversals	Disposals	Exchange differences	Other changes	12/31/2008
Industrial patents and intellectual property rights	2,796	(42)	1,218	(1,775)		(2)	(97)	522	2,620
Concessions, licenses, trademarks and similar rights	3,089	(149)	633	(331)			(178)	24	3,088
Other intangible assets	363	(25)	302	(342)			(11)	3	290
Work in progress and advance payments	737	(19)	361		(6)	(1)	(6)	(572)	494
Total	6,985	(235)	2,514	(2,448)	(6)	(3)	(292)	(23)	6,492

Additions made in 2008 include euro 318 million of internally generated assets (euro 335 million in 2007). Additional details are provided in the Note “Internally generated assets”.

Industrial patents and intellectual property rights at December 31, 2008 consist almost entirely of applications software purchased outright and user license rights acquired for an indefinite time period (amortized over the period of useful benefit, estimated to be three years). They mainly refer to Telecom Italia S.p.A. (euro 2,101 million) and the Brazil Business Unit (euro 392 million).

Concessions, licenses, trademarks and similar rights at December 31, 2008 mainly refer to:

•	the residual unamortized cost of UMTS and GSM licenses (euro 1,755 million for Telecom Italia S.p.A. and euro 412 million for the Brazil Business Unit);

•

the residual unamortized cost of the licenses for 3G services throughout the Brazilian territory purchased in 2008, equal to euro 364 million (euro 477 million of additions gross of the amortization charge of euro 21 million and taking into account the negative exchange effect of euro 92 million);

•	the residual unamortized cost of the license of Telecom Italia S.p.A. for the WiMax service for euro 13 million (euro 14 million of additions for the acquisition in 2008);

•	Indefeasible Rights of Use-IRU (euro 202 million) referring mainly to the Telecom Italia Sparkle group companies;

•	TV frequencies of the Media Business Unit (euro 137 million);

•	costs incurred by the European BroadBand companies for Local Loop Unbundling (euro 178 million).

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	156

Note 5 - Intangible assets with a finite useful life

The unamortized cost of telephone licenses totaling euro 2,544 million (amortized on a straight-line basis), refers to the following:

•	licenses of Telecom Italia S.p.A.:

•	UMTS: euro 1,746 million expiring 2021 (amortized over 18 years);

•	Wireless Local Loop: euro 9 million expiring 2021, (amortized over 15 years);

•	WiMax: euro 13 million, expiring 2023 (amortized over 15 years);

•	licenses of the Tim Brasil group:

•	GSM and 3G (UMTS): euro 704 million expiring between 2009 and 2023 (amortized between 4-15 years);

•	TDMA: euro 72 million expiring 2012 (amortized over approximately 14 years).

The Tim Brasil group also operates in fixed-line telecommunications through a switched fixed-line telephone service in the domestic Brazilian market.

Other intangible assets at December 31, 2008 include:

•

euro 191 million for the capitalization of subscriber acquisition costs amortized over the minimum period of the contract (12 or 24 months) and referring to some sales campaigns of Telecom Italia S.p.A. (euro 144 million), the Tim Brasil group (euro 42 million) and European BroadBand (euro 5 million);

•

euro 85 million for the residual unamortized amount attributed to the customer relationship (euro 75 million, amortized over 5.4 years) and the audience agreement (euro 10 million, amortized over 5 years) of the AOL Germany companies.

Amortization and impairment losses are recorded in the income statement as components of the operating result.

The gross carrying amount, the accumulated impairment losses and accumulated amortization at December 31, 2008 and 2007 can be summarized as follows:

	12/31/2008
(millions of euro)	Gross carrying amount	Accumulated impairment losses	Accumulated amortization	Net carrying amount
Industrial patents and intellectual property rights	13,635	(15)	(11,000)	2,620
Concessions, licenses, trademarks and similar rights	4,889	(241)	(1,560)	3,088
Other intangible assets	992		(702)	290
Work in progress and advance payments	505	(11)		494
Total	20,021	(267)	(13,262)	6,492

	12/31/2007
(millions of euro)	Gross carrying amount	Accumulated impairment losses	Accumulated amortization	Net carrying amount
Industrial patents and intellectual property rights	12,496	(15)	(9,685)	2,796
Concessions, licenses, trademarks and similar rights	4,784	(228)	(1,467)	3,089
Other intangible assets	852		(489)	363
Work in progress and advance payments	754	(17)		737
Total	18,886	(260)	(11,641)	6,985

The impairment losses on “Concessions, licenses, trademarks and similar rights” mainly refer to the Indefeasible Rights of Use (IRU) of the transmission capacity and cables relating to the international connections acquired by the Latin American Nautilus group.

Such impairments, principally relating to the years prior to 2004, were the result of the altered and shrunken market value of international broadband compared to the expectations anticipated at the historical date of those investments. Impairments increased from euro 228 million to euro 241 million solely as a result of the translation of the U.S. dollar financial statements to euro.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	157

Note 5 - Intangible assets with a finite useful life

Note 6 – Tangible assets (owned and under finance leases)

•	Property, plant and equipment owned

Property, plant and equipment owned decreased by euro 1,232 million compared to December 31, 2007. Details on the composition and movements during the year are as follows:

(millions of euro)	12/31/2006	Discontinued Operations	Additions	Depreciation	Impairment losses / Reversals	Disposals	Exchange differences	Other changes	12/31/2007
Land	134					(3)			131
Buildings (civil and industrial)	598		1	(44)		(9)	2	3	551
Plant and equipment	12,955		2,352	(2,795)	(5)	(17)	80	387	12,957
Manufacturing and distribution equipment	59		13	(31)	(4)			11	48
Ships	40		2	(7)				6	41
Other	1,016		289	(423)		(14)	24	73	965
Construction in progress and advance payments	888		449		(15)		6	(537)	791
Total	15,690	—	3,106	(3,300)	(24)	(43)	112	(57)	15,484

(millions of euro)	12/31/2007	Discontinued Operations	Additions	Depreciation	Impairment losses / Reversals	Disposals	Exchange differences	Other changes	12/31/2008
Land	131					(2)		(6)	123
Buildings (civil and industrial)	551		4	(43)		(1)	(9)	(9)	493
Plant and equipment	12,957	(129)	2,224	(2,850)		(6)	(279)	120	12,037
Manufacturing and distribution equipment	48		10	(23)				3	38
Ships	41			(8)				—	33
Other	965		303	(407)	(2)	(8)	(54)	60	857
Construction in progress and advance payments	791	(17)	223		(4)		(20)	(302)	671
Total	15,484	(146)	2,764	(3,331)	(6)	(17)	(362)	(134)	14,252

Additions made in 2008 include euro 213 million of internally generated assets (euro 211 million in 2007). Additional details are provided in the Note “Internally generated assets”.

Depreciation and impairment losses are recorded in the income statement as components of the operating result.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets based on the following minimum and maximum rates for the years 2008 and 2007:

Buildings (civil and industrial)	3% - 4%
Plant and equipment	3% - 33%
Manufacturing and distribution equipment	20% - 25%
Ships	9%
Other	11% - 33%

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	158

Note 6 - Tangible assets (owned and under finance leases)

The gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2008 and 2007 can be summarized as follows:

	12/31/2008
(millions of euro)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
Land	123			123
Buildings (civil and industrial)	1,291	(1)	(797)	493
Plant and equipment	58,999	(70)	(46,892)	12,037
Manufacturing and distribution equipment	422	(1)	(383)	38
Ships	143	(11)	(99)	33
Other	3,882	(8)	(3,017)	857
Construction in progress and advance payments	678	(7)		671
Total	65,538	(98)	(51,188)	14,252

	12/31/2007
(millions of euro)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
Land	131			131
Buildings (civil and industrial)	1,322	(1)	(770)	551
Plant and equipment	59,804	(67)	(46,780)	12,957
Manufacturing and distribution equipment	773	(4)	(721)	48
Ships	143	(11)	(91)	41
Other	4,250	(6)	(3,279)	965
Construction in progress and advance payments	813	(22)		791
Total	67,236	(111)	(51,641)	15,484

•	Assets held under finance leases

Assets held under finance leases decreased by euro 40 million compared to December 31, 2007. Details on the composition and movements during the year are as follows:

(millions of euro)	12/31/2006	Additions	Depreciation	Other changes	12/31/2007
Buildings (civil and industrial)	1,417	24	(100)	20	1,361
Plant and equipment	1		(1)		—
Aircraft	10		(4)		6
Other	47	8	(25)		30
Construction in progress and advance payments	50	25		(22)	53
Total	1,525	57	(130)	(2)	1,450

(millions of euro)	12/31/2007	Additions	Depreciation	Other changes	12/31/2008
Buildings (civil and industrial)	1,361	21	(104)	24	1,302
Plant and equipment	—	40	(3)		37
Aircraft	6		(3)		3
Other	30	3	(17)		16
Construction in progress and advance payments	53	23		(24)	52
Total	1,450	87	(127)	—	1,410

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	159

Note 6 - Tangible assets (owned and under finance leases)

The additions to “plant and equipment” refers to two IRU contracts, which started in 2008, signed by HanseNet and Versatel AG on June 30, 2008 and October 30, 2008, expiring on December 31, 2022, in addition to an IRU contract, which started on January 1, 2008, signed by HanseNet and TelemaxX GmbH, expiring on December 31, 2016.

Depreciation and impairment losses are recorded in the income statement as components of the operating result.

The gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2008 and 2007 can be summarized as follows:

	12/31/2008
(millions of euro)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
Buildings (civil and industrial)	2,015	(27)	(686)	1,302
Plant and equipment	49		(12)	37
Aircraft	30		(27)	3
Other	170		(154)	16
Construction in progress and advance payments	52			52
Total	2,316	(27)	(879)	1,410

	12/31/2007
(millions of euro)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
Buildings (civil and industrial)	1,971	(27)	(583)	1,361
Plant and equipment	9		(9)	—
Aircraft	30		(24)	6
Other	167		(137)	30
Construction in progress and advance payments	53			53
Total	2,230	(27)	(753)	1,450

At December 31, 2008 and 2007, lease payments due in future years and their present value are as follows:

	12/31/2008		12/31/2007
(millions of euro)	Minimum lease payments	Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments
Within 1 year	219	218	215	205
From 2 to 5 years	789	632	795	645
After 5 years	1,434	737	1,601	793
Total	2,442	1,587	2,611	1,643

(millions of euro)	12/31/2008	12/31/2007
Future net lease payments (minimum lease payments)	2,442	2,611
Interest portion	(855)	(968)
Present value of lease payments	1,587	1,643
Finance lease liabilities	1,987	2,071
Financial receivables for lessors’ net investments	(400)	(428)
Total net finance lease liabilities	1,587	1,643

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	160

Note 6 - Tangible assets (owned and under finance leases)

Note 7 – Other non-current assets

Other non-current assets increased by euro 2,548 million compared to December 31, 2007 and include:

(millions of euro)	12/31/2008	of which Financial Instruments	12/31/2007	of which Financial Instruments
Investments accounted for using the equity method:
• Associates	435		446
• Joint ventures	61		38
	496		484
Other investments	57	57	57	57
Securities, financial receivables and other non-current financial assets:
• Securities other than investments	15	15	9	9
• Financial receivables and other non-current financial assets	2,648	2,648	686	686
	2,663	2,663	695	695
Miscellaneous receivables and other non-current assets:
• Miscellaneous receivables	170	99	382	275
• Medium/long-term prepaid expenses	524		484
	694	99	866	275
Deferred tax assets (*)	987		247

Total	4,897	2,819	2,349	1,027

(*)	Analyzed in the Note “Deferred tax assets and deferred tax liabilities”.

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Investments in associates accounted for using the equity method are detailed as follows:

(millions of euro)	12/31/2006	Investments	Sales and reimbursements of capital	Valuation using equity method	Reclassifications and other changes	12/31/2007
ETECSA	311			(14)		297
Italtel Group	43					43
Tiglio I	69		(6)	(3)		60
Tiglio II	4					4
Other	44	1	(1)	2	(4)	42
Total	471	1	(7)	(15)	(4)	446

(millions of euro)	12/31/2007	Investments	Sales and reimbursements of capital	Valuation using equity method	Reclassifications and other changes	12/31/2008
ETECSA	297			16		313
Italtel Group	43			(4)		39
Tiglio I	60			(6)		54
Tiglio II	4			—		4
Other	42		(2)	(6)	(9)	25
Total	446	—	(2)	—	(9)	435

The companies Luna Rossa Challenge 2007, Luna Rossa Trademark and Mia Economia (with a carrying amount of a total of euro 9 million) were reclassified to “Discontinued operations/Non-current assets held for sale” after agreements were signed for their sale. Their sale has been finalized in the early months of 2009.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	161

Note 7 - Other non-current assets

The value of the investment in ETECSA includes euro 64 million of residual goodwill which arose when the company was acquired and is the difference between the investment value and corresponding share of net equity; furthermore, “Exchange differences on translating foreign operations” in the “Equity attributable to the equity holders of the Parent” include a cumulative negative amount of euro 31 million relating to ETECSA.

The investment in Italtel Group S.p.A. is carried under investments in associates accounted for using the equity method because, although owning a 19.37% stake (below 20% of the voting rights exercisable), Telecom Italia S.p.A. is able to exercise a significant influence through the rights attributed to it by the shareholders’ agreements.

“Investments accounted for using the equity method” include the share of profits (losses) for the year and exchange differences on translating the financial statements of foreign operations. The main impact on the 2008 consolidated income statement particularly came from ETECSA (+ euro 53 million), Tiglio I and Tiglio II (- euro 7 million) and other companies (- euro 6 million) and in 2007 from ETECSA (+ euro 49 million), Tiglio I and Tiglio II (+ euro 11 million) and other companies (+ euro 1 million). Aggregate 2008 and 2007 data relating to the major associates, prepared in accordance with IFRS, based on the Telecom Italia Group’s share, is reported below. The share of profits (losses) for the year for consolidated groups, refer to amounts attributable to the Parent and the Minority Interest.

(millions of euro)	2008	2007
Total assets	868	950
Total liabilities	480	544
Revenues	260	320
Profit (loss) for the year	41	55

Investments in joint ventures accounted for using the equity method include the investments in Sofora Telecomunicaciones S.A. and Consorzio Tema Mobility in which 50% stakes are held. The value of the investment in Sofora Telecomunicaciones S.A. increased from euro 38.3 million to euro 60.6 million as a result of the share of the 2008 result (euro 24 million) net of the negative change of the exchange differences on the translation of foreign activities (euro 7 million at December 31, 2008, euro 5 million at December 31, 2007).

The most significant aggregate 2008 and 2007 data, prepared in accordance with IFRS, based on the Telecom Italia Group’s share, is reported below. The profit (loss) for the year includes, for consolidated groups, the share attributable to the Parent and the Minority Interest.

	2008			2007
(millions of euro)	Joint ventures data		TELECOM ITALIA GROUP’S	Joint ventures data		TELECOM ITALIA GROUP’S
	Sofora group	Other companies	SHARE 50%	Sofora group	Other companies	SHARE 50%
Non-current assets	1,458		729	1,429	9	719
Current assets	681	1	341	647	2	325

Total assets	2,139	1	1,070	2,076	11	1,044

Non-current liabilities	570		285	717	7	362
Current liabilities	937		468	904	4	454

Total liabilities	1,507		753	1,621	11	816

Revenues	2,283		1,142	2,125	3	1,064
EBITDA	674		337	687	3	345
Operating profit (EBIT)	407		204	383	1	192
Profit before taxes	315		157	254		127

Profit (loss) for the year	195		98	202		101

• attributable to Minority Interest	147		74	152		76

• attributable to equity holders of the Parent	48		24	50		25

The list of companies accounted for using the equity method is presented in the Note “List of companies of the Telecom Italia Group”.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	162

Note 7 - Other non-current assets

Other investments refer to the following:

(millions of euro)	12/31/2006	Investments	Sales and reimbursements of capital	Valuation at fair value	Reclassifications and other changes	12/31/2007
Assicurazioni Generali	5					5
Capitalia	75		(75)			—
Fin.Priv.	15					15
Mediobanca	267		(267)			—
New Satellite Radio	7					7
Oger Telecom	375		(375)			—
Sia-SSB	11					11
Other	21				(2)	19
Total	776		(717)	..	(2)	57

(millions of euro)	12/31/2007	Investments	Sales and reimbursements of capital	Valuation at fair value	Reclassifications and other changes	12/31/2008
Air P TV Development Italy (*)		5				5
Assicurazioni Generali	5			(2)		3
Fin.Priv.	15					15
New Satellite Radio	7					7
Sia-SSB	11					11
Other	19	1	(1)		(3)	16
Total	57	6	(1)	(2)	(3)	57

(*)	Now named DAHLIA TV S.r.l.

Financial receivables and other non-current financial assets are composed as follows:

(millions of euro)	12/31/2008	12/31/2007
Financial receivables for lessors’ net investments	257	279
Loans to employees	59	67
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature	2,310	286
Other financial receivables	22	54
Total	2,648	686

Financial receivables for lessors’ net investments refer to:

•	Teleleasing lease contracts directly negotiated with customers and guaranteed by Telecom Italia S.p.A.;

•

medium/long-term portion of contracts which provide for the sale, under finance leases, of assets to customers which the Group has available under finance leaseback contracts, with the performance of accessory services under the “full rent” formula.

The total amount (non-current and current portion) of these receivables is as follows:

(millions of euro)	12/31/2008	12/31/2007
Non-current portion	257	279
Current portion	143	149
Total	400	428

Hedging derivatives relating to hedged items classified in non-current assets and liabilities of a financial nature refer to the mark-to-market component of the derivatives.

Additional information is provided in the Note “Derivatives”.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	163

Note 7 - Other non-current assets

Miscellaneous receivables and other non-current assets amount to euro 694 million (euro 866 million at December 31, 2007), of which euro 99 million (euro 275 million at December 31, 2007) refers to receivables included in financial assets, disclosed as required by IFRS 7. They include:

•	the fair value of the two call options on 50% of Sofora Telecomunicaciones S.A. share capital for euro 70 million (euro 260 million at December 31, 2007);

•	medium/long-term prepaid expenses relating to the deferral of costs in connection with the recognition of revenues of euro 524 million (euro 484 million at December 31, 2007).

Note 8 – Deferred tax assets and deferred tax liabilities

The net balance is composed as follows:

(millions of euro)	12/31/2008	12/31/2007
Deferred tax assets	987	247
Deferred tax liabilities	(386)	(586)
Total	601	(339)

Since in the financial statements the presentation of deferred tax assets and liabilities takes account of offsets to the extent that such offsets are legally enforceable, the composition of the gross amounts is presented below:

(millions of euro)	12/31/2008	12/31/2007
Deferred tax assets	1,179	1,076
Deferred tax liabilities	(578)	(1,415)
Total	601	(339)

The change in deferred tax assets and liabilities is a positive euro 940 million and is due to:

•

utilizations and new accruals of deferred tax assets and liabilities which gave rise to a tax benefit in the income statement for the year ended December 31, 2008 of euro 1,054 million. This was generated principally by the deferred tax adjustment of euro 1,048 million following the tax realignment carried out by the Parent, Telecom Italia, and its subsidiaries, pursuant to Law 244 dated December 24, 2007;

•	tax effect taken directly to equity in 2008 for a charge of euro 106 million mainly referring to the fair value adjustment to derivatives;

•	exchange losses for euro 8 million.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	164

Note 8 - Deferred tax assets and deferred tax liabilities

The temporary differences which make up this line item at December 31, 2008 and 2007 are the following:

(millions of euro)	12/31/2008	12/31/2007
Deferred tax assets:
- Derivatives	201	38
- Provision for bad debts	187	231
- Provisions for risks and charges	169	163
- Sale and leaseback transactions on properties	144	138
- Provision for pension fund integration (under Law 58/92)	103	133
- Tax loss carryforwards	80	11
- Provision for restoration costs	67	58
- Recognition of revenues	61	81
- Capital grants	25	32
- Unrealized intragroup gains	15	16
- Impairment losses on investments and other	4	11
- Other deferred tax assets	123	164

Total	1,179	1,076

Deferred tax liabilities:
- Derivatives	(339)	(87)
- Business combinations	(52)	(64)
- Deferred gains	(47)	(83)
- Accelerated depreciation	(38)	(1,048)
- Discounting of provision for employee severance indemnities	(37)	(45)
- Notes and bonds	(12)	(18)
- Other deferred taxes liabilities	(53)	(70)

Total	(578)	(1,415)

Total net deferred tax assets (liabilities)	601	(339)

At December 31, 2008, the Group has unused tax loss carryforwards for euro 5,226 million, mainly referring to some foreign companies such as the Tim Participações group, the Latin American Nautilus group and the companies Telecom Italia Sparkle Luxembourg, Telecom Italia Finance and Telecom Italia International, with the following expiration dates:

Year of expiration	(millions of euro)
2009	13
2010	232
2011	185
2012	17
2013	11
Expiration after 2013	18
Without expiration	4,750
Total unused tax loss carryforwards	5,226

Tax loss carryforwards which are considered in the calculation of deferred tax assets amount to euro 279 million at December 31, 2008 (euro 45 million at December 31, 2007) and mainly refer to the Tim Participações group, the BBNed group and the companies Telecom Italia International and HanseNet.

Deferred tax assets of euro 1,525 million (euro 2,040 million at December 31, 2007) have not been recognized on euro 4,947 million of tax loss carryforwards since, at this time, their recoverability is not considered probable.

At December 31, 2008, deferred taxes have not been recognized on tax-suspended reserves and undistributed earnings of subsidiaries and associates, subject to taxation in the event of distribution or utilization, in that their distribution or utilization is not foreseen.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	165

Note 8 - Deferred tax assets and deferred tax liabilities

Note 9 – Inventories

Inventories increased by euro 71 million compared to December 31, 2007. The composition is as follows:

(millions of euro)	12/31/2008	12/31/2007
Raw materials and supplies	7	7
Work in progress and semifinished products	7	8
Finished goods	365	293
Total	379	308

Inventories include mainly those of refer to Telecom Italia S.p.A. for euro 115 million (euro 98 million at December 31, 2007) and the companies in the Brazil Business Unit for euro 169 million (euro 107 million at December 31, 2007). They mainly consist of equipment, handsets and relative fixed-line and mobile telecommunications accessories. The increase is correlated to the need to guarantee the availability of products, primarily for mobile services, which are the center of sales campaigns and, with regard to the Brazil Business Unit, agreements with suppliers for the advance purchase of handsets at a convenient price, taking into account the reduction in the value of the Brazilian real against the U.S. dollar. Another euro 71 million (euro 78 million at December 31, 2007) of inventories is carried by the Olivetti Business Unit for office products, specialized printers and gaming terminals.

Inventories written down in 2008 total euro 24 million (euro 27 million in 2007) and mainly refer to the adjustment of mobile handsets to estimated realizable value.

No inventories are pledged as collateral.

Note 10 – Trade and miscellaneous receivables and other current assets

Trade and miscellaneous receivables and other current assets decreased by euro 987 million compared to December 31, 2007 and are composed of the following:

(millions of euro)	12/31/2008	of which Financial Instruments	12/31/2007	of which Financial Instruments
Amounts due on construction contracts	26		23
Trade receivables:
• Receivables from customers	4,780	4,780	5,446	5,446
• Receivables from other telecommunications operators	1,693	1,693	1,864	1,864

	6,473	6,473	7,310	7,310

Miscellaneous receivables and other current assets:
• Other receivables	1,198	510	1,294	557
• Trade and miscellaneous prepaid expenses	404		461

	1,602	510	1,755	557

Total	8,101	6,983	9,088	7,867

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

The following analysis presents the ageing of trade and miscellaneous receivables and other current assets at December 31, 2008 and December 31, 2007.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	166

Note 9 - Inventories — Note 10 - Trade and miscellaneous receivables and other current assets

	Past due:
(millions of euro)	12/31/2008	Not past due	0-90 days	91-180 days	181-365 days	More than 365 days
Trade and miscellaneous receivables and other current assets	6,983	5,261	439	333	259	691

	Past due:
(millions of euro)	12/31/2007	Not past due	0-90 days	91-180 days	181-365 days	More than 365 days
Trade and miscellaneous receivables and other current assets	7,867	5,866	761	385	403	452

The increase in amounts “past more than 365 days” compared to December 31, 2007 mainly refers to positions with other telecommunications operators following the suspension of collections and payments in connection with pending disputes; the corresponding payable positions have also increased.

Trade receivables amount to euro 6,473 million (euro 7,310 million at December 31, 2007) and are net of the provision for bad debts of euro 828 million (euro 1,064 million at December 31, 2007).

Trade receivables specifically refer to the Parent, Telecom Italia, (euro 4,930 million) and the Brazil Business Unit (euro 807 million).

The reduction is principally due to the contraction of sales, actions implemented for the management of receivables and an improvement in collection capacity, in addition to the reduction in value of the Brazilian real against the euro.

Trade receivables include euro 18 million (euro 18 million at December 31, 2007) of medium/long-term trade receivables from customers, principally in respect of Indefeasible Rights of Use–IRU. Movements in the provision for bad debts are as follows:

(millions of euro)	2008	2007
At January 1	1,064	791
Discontinued operations	(12)
Accruals charged to income statement	585	722
Utilization	(776)	(452)
Exchange differences and other movements	(33)	3

At December 31	828	1,064

The provision relates to individual writedowns for euro 437 million (euro 600 million at December 31, 2007) and general writedowns for euro 391 million (euro 464 million at December 31, 2007).

Accruals are made for specific credit positions with particular risks. Amounts accrued in respect of receivable positions without such features are effected on the basis of the average estimated uncollectibility by customer segment.

The bad debt charge for 2008 takes into account both the assessment of credit risks on consumer and business customers as a result of the recent change in the macroeconomic scenario and recovery actions undertaken to collect receivables.

In 2007, the Domestic Business Unit recorded higher bad debt charges to cover past due receivables from mobile service customers with postpaid contracts and receivables resulting from contracts terminated with fixed-line customers (doubtful receivables).

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	167

Note 10 - Trade and miscellaneous receivables and other current assets

Other receivables amount to euro 1,198 million (euro 1,294 million at December 31, 2007), and are net of a provision for bad debts of euro 60 million (euro 50 million at December 31, 2007). Details are as follows:

(millions of euro)	12/31/2008	12/31/2007
Advances to suppliers	99	76
Receivables from employees	27	40
Tax receivables	239	268
Sundry receivables	833	910

Total	1,198	1,294

Sundry receivables mainly include:

•

the amount still due from the Ministry of Economy and the Ministry of Communications (euro 100 million) for the legal interest earned up to the date of the refund of the principal portion of the TLC operating fee for the year 1999. In accordance with the ruling notified on February 10, 2009, the TAR of Lazio court approved Telecom Italia’s enforcement request submitted in November 2008, being in compliance, and ruled that payment should be made for the above legal interest;

•	the receivables from factoring companies (euro 357 million) largely for the assignment of receivables due from dealers on the sale of mobile equipment;

•	the receivable for the Italian Universal Service (euro 56 million);

•	the receivables from the Italian state and the European Union (euro 32 million) for grants regarding research and training projects.

Trade and miscellaneous prepaid expenses principally pertain to building leases, rentals and maintenance as well as the deferral of costs referring to the recognition of revenues.

Note 11 – Current income tax receivables

Current income tax receivables amount to euro 73 million (euro 101 million at December 31, 2007) and mainly include the receivables of the Brazilian companies (euro 46 million), as well as IRES and IRAP taxes paid in 2008 by Telecom Italia Sparkle in excess of the actual current IRES and IRAP taxes due (euro 20 million).

Note 12 – Investments (current assets)

Investments in current assets amount to euro 39 million and relate to the investment held in Entel Bolivia S.A. The investment was excluded from the scope of consolidation and classified as an available-for-sale financial asset under current assets after the Bolivian government issued a decree on May 1, 2008 calling for the nationalization of the company’s shares. The amount recognized for the investment corresponds to the carrying amount, considered recoverable, which this investment had in the consolidated financial statements at March 31, 2008; however, “Exchange differences on translating foreign operations” in the “Equity attributable to equity holders of the Parent” include a cumulative negative amount of euro 11 million relating to Entel Bolivia S.A. and its subsidiary Datacom S.A. (Entel Bolivia group).

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	168

Note 11 - Current income tax receivables — Note 12 - Investments (current assets)

The data used for purposes of the consolidation of the Entel Bolivia group are presented as follows:

(millions of euro)	Year 2008 (3 months)	Year 2007
Revenues	52	210
EBITDA	24	98
Profit for the period/year including the amount attributable to Minority Interest	10	60

(millions of euro)		12/31/2007
Net financial debt (liquidity position:)		(101)

Additional details on the nationalization of Entel Bolivia and the resulting dispute with the Bolivian Government is provided in the Note “Contingent assets and liabilities, commitments and guarantees”.

Note 13 – Securities other than investments (current assets)

Securities other than investments in current assets decreased by euro 205 million compared to December 31, 2007. Details are as follows:

(millions of euro)	12/31/2008	12/31/2007
Held-to-maturity financial assets
• Unlisted securities other than investments held-to-maturity	—	31
Available-for-sale financial assets
• Listed securities other than investments available-for-sale, due after 3 months	74	247
Financial assets at fair value through profit or loss
• Listed securities other than investments held-for trading	111	112

Total	185	390

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

“Listed securities other than investments available-for-sale, due after 3 months” refer to bonds issued by counterparts with at least an A-rating and with different maturity dates but all are actively traded and, therefore, readily convertible into cash.

“Listed securities other than investments held for trading” refer to investments in a Belgian-registered monetary SICAV for euro 111 million.

Note 14 – Financial receivables and other current financial assets

Financial receivables and other current financial assets increased by euro 114 million compared to December 31, 2007. Details are as follows:

(millions of euro)	12/31/2008	12/31/2007
Financial receivables for lessors’ net investments	143	149
Other short-term financial receivables	46	30
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature	180	186
Non-hedging derivatives	122	12
Total	491	377

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	169

Note 13 - Securities other than investments (current assets)
Note 14 - Financial receivables and other current financial assets

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Financial receivables for lessors’ net investments refer to:

•	the current portion of Teleleasing lease contracts directly negotiated with customers and guaranteed by Telecom Italia S.p.A.;

•

the current portion of contracts which provide for the sale, under finance leases, of assets to customers which the Group has available under finance leaseback contracts, with the rendering of accessory services under the “full rent” formula.

Other short-term financial receivables include euro 13 million of receivables from employees and euro 27 million of receivables from Aree Urbane S.r.l..

Hedging derivatives relating to hedged items classified as current assets of a financial nature refer to accrued income on derivatives. Additional details are provided in the Note “Derivatives”.

Note 15 – Cash and cash equivalents

Cash and cash equivalents decreased by euro 1,057 million compared to December 31, 2007. Details are as follows:

(millions of euro)	12/31/2008	12/31/2007
Liquid assets with banks, financial institutions and post offices	4,418	6,267
Checks, cash and other receivables and deposits for cash flexibility	9	3
Receivables from the sale of securities convertible to cash within 3 months	493	—
Securities other than investments (due within 3 months)	496	203
Total	5,416	6,473

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

The decrease in “cash and cash equivalents” from the end of 2007 should mainly be viewed in relation to the repayment of liabilities which became due during 2008 for amounts which are higher than the amount of debt refinanced.

The different technical forms used for the investment of liquidity as of December 31, 2008 can be further analyzed as follows:

•	maturities: all deposits have a maximum maturity date of two months;

•	counterpart risks: deposits are made with first-rate banks and financial institutions that have a high credit rating of not less than A;

•	country risk: the geographic location of deposits is principally in major European markets.

Receivables from the sale of securities refer entirely to repurchase agreement operations on Italian government securities made by Telecom Italia S.p.A. with Mediobanca as the counterpart. Securities other than investments (due within 3 months) include euro 100 million (euro 197 million at December 31, 2007) of euro commercial paper, maturing within two months, with issuers that all have A-ratings and are located in Luxembourg, and euro 391 million of Brazilian certificates of deposit (Certificado de Depósito Bancário) with expiration dates of less than three months, taken out with local banking and financial institutions with a credit rating of at least AA.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	170

Note 15 - Cash and cash equivalents

Note 16 – Discontinued operations/non-current assets held for sale

In the balance sheet at December 31, 2008, “Discontinued operations/Non-current assets held for sale” refer to investments in Luna Rossa Challenge 2007, Luna Rossa Trademark and Mia Economia for a total value of euro 9 million. These companies were reclassified here after signing the agreements for their sale. The sale has been finalized in the early months of 2009.

With regard to Luna Rossa Challenge 2007 and Luna Rossa Trademark, in September 2008, a commitment was signed for the sale of the stakes held by Telecom Italia (49%) by March 15, 2009. The sales price is euro 13 million and will generate a gross gain of euro 4 million.

The sale of Liberty Surf group (operating in the BroadBand segment in France), which was classified in Discontinued operations in the early months of 2008, was finalized on August 26, 2008.

The following movements took place during 2007 and 2008:

(millions of euro)	12/31/2006	Disposals	12/31/2007	Reclassifications	Disposals	12/31/2008
Brasil Telecom Participações	22	(22)	—			—
Solpart Participações	213	(213)	—			—
Liberty Surf			—	249	(249)	—
Luna Rossa Challenge 2007			—	9		9
Luna Rossa Trademark				°°		°°
Mia Economia				°°		°°
Total	235	(235)	—	258	(249)	9

•	Divestitures in 2008

Liberty Surf Group

On August 26, 2008, the Group finalized the sale to Iliad S.A. of the entire investment held by Telecom Italia in Liberty Surf Group S.A.S., the Internet Service Provider operating in France mainly with Telecom Italia’s Alice brand.

In accordance with post-closing contractual price adjustment mechanisms, on November 14, 2008, a Settlement Agreement was signed on the basis of which Telecom Italia paid Iliad a total amount of euro 10 million for the post-closing price adjustment on the net financial position and the number of customers at the closing date.

The effects of the sale on the consolidated financial statements at December 31, 2008, calculated on the basis of the Enterprise Value of the sale, equal to euro 800 million (less euro 10 million for the post-closing price adjustment) and a Net financial debt of the company estimated at the time of sale at approximately euro 300 million, are:

•	a reduction in net financial debt of the Telecom Italia Group of euro 744 million, including the deconsolidation of the net financial debt of the subsidiary sold;

•	a positive impact on the consolidated income statement of euro 160 million, net of transaction costs.

Furthermore, at the time of sale, on August 26, 2008, a contract was signed for the supply of technical services to Liberty Surf group by Telecom Italia S.p.A. under which Telecom Italia S.p.A. agrees to supply IT and network services and technical support for the migration of the customer base. The annual fee to which Telecom Italia is entitled is euro 15 million and the contract period is 12 months and can be extended to 18 months.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	171

Note 16 - Discontinued operations/non-current assets held for sale

•	Divestitures in 2007

Brasil Telecom Participações

On November 29, 2007, Telecom Italia International finalized the sale of the preferred shares of Brasil Telecom Participações S.A. to JP Morgan S.A..

The sales price was euro 48 million, with a consequent reduction in net financial debt and a positive impact on the profit of the Group of euro 22 million, net of taxes on the gain (euro 5 million).

Solpart Participações

On December 5, 2007, Brasilco S.r.l., a company held in trust by Credit Suisse for the exclusive benefit of Telecom Italia International, sold its investment in Solpart Participações S.A. (“Solpart”), equal to a 38% stake in share capital, to Techold Participações S.A. (“Techold”), Brasilco’s co-shareholder in Solpart, for consideration of USD 515 million.

The execution of the transaction and the simultaneous collection of the proceeds led to a reduction in the net financial debt of the Telecom Italia Group of euro 360 million and a positive impact on the profit of the Group of euro 188 million, net of transaction costs and taxes. There was also a positive impact from hedging the exchange risk and the reversal of the “Reserve for exchange differences on translation” to the income statement.

The impact on the income statement from “Discontinued operations/non-current assets held for sale” can be represented as follows:

(millions of euro)		2008	2007
Economic impact from Discontinued operations/Non-current assets held for sale:
Revenues		310	394
Other income		1	11
Operating expenses		(355)	(456)
Amortization and depreciation, capital gains/losses and impairment losses on non-current assets		(116)	(140)
EBIT		(160)	(191)
Finance income (expenses)		(28)	(32)
Loss before tax from Discontinued operations/Non-current assets held for sale		(188)	(223)
Income tax expense		—	1
Loss after tax from Discontinued operations/Non-current assets held for sale	(A)	(188)	(222)
Economic effect on the selling companies:
Net gain in connection with the sale of Liberty Surf		160	—
Release of provisions		—	40
Accruals made in respect of Discontinued operations		(1)	(5)
Income tax expense		—	1
	(B)	159	36
Loss from Discontinued operations/Non-current assets held for sale	(A+B)	(29)	(186)

The impact on the income statement refers to the following companies sold:

(millions of euro)	2008	2007
- Tim Hellas	(1)	39
- Gruppo Buffetti		(2)
- Digitel Venezuela		(1)
- Liberty Surf group	(28)	(222)
Total	(29)	(186)

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	172

Note 16 - Discontinued operations/non-current assets held for sale

In the cash flow statement, the net cash flows of Liberty Surf group can be summarized as follows:

(millions of euro)	12/31/2008	12/31/2007
Discontinued operations/Non-current assets held for sale
Cash flows from operating activities	(139)	(82)
Cash flows from investing activities	(175)	153
Cash flows from financing activities	304	1

Total	(10)	72

Note 17 – Equity

Equity includes:

(millions of euro)	12/31/2008	12/31/2007
Equity attributable to equity holders of the Parent	26,126	25,922
Equity attributable to Minority Interest	730	1,063

Total	26,856	26,985

The movements in Share capital during 2008 are presented in the following tables:

Reconciliation between the number of shares outstanding at December 31, 2007 and December 31, 2008

Number of shares par value euro 0.55 each			At 12/31/2007	Shares issued as a result of bond conversions/ buybacks of treasury shares	At 12/31/2008	% of share capital
Ordinary shares issued	(a	)	13,380,776,313	19,160	13,380,795,473	68.95%
Less: treasury shares	(b	)	(125,816,387)	(25,000,000)	(150,816,387)
Outstanding ordinary shares	(c	)	13,254,959,926	(24,980,840)	13,229,979,086
Issued and outstanding Savings shares	(d	)	6,026,120,661		6,026,120,661	31.05%

Total Telecom Italia S.p.A. shares issued	(a+d	)	19,406,896,974	19,160	19,406,916,134	100%

Total Telecom Italia S.p.A. shares outstanding	(c+d	)	19,281,080,587	(24,980,840)	19,256,099,747

Reconciliation between the value of shares outstanding at December 31, 2007 and December 31, 2008

(millions of euro)			Share capital at 12/31/2007	Change in share capital as a result of bond conversions/Buybacks of treasury shares	Share capital at 12/31/2008
Ordinary shares issued	(a	)	7,360		7,360
Less: treasury shares	(b	)	(69)	(14)	(83)
Outstanding ordinary shares	(c	)	7,291	(14)	7,277
Issued and outstanding Savings shares	(d	)	3,314		3,314

Total Telecom Italia S.p.A. share capital issued	(a+d	)	10,674		10,674

Total Telecom Italia S.p.A. share capital outstanding	(c+d	)	10,605	(14)	10,591

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	173

Note 17 - Equity

Between September 12, and 23, 2008, Telecom Italia bought back 25,000,000 ordinary shares to service the free Telecom Italia ordinary shares granting plan “Performance Share Granting” plan for top management of Telecom Italia or its subsidiaries, approved by the shareholders’ meeting held on April 16, 2007.

The total amount of ordinary treasury shares held at December 31, 2008, euro 498 million, was recorded for the part relating to the par value (euro 83 million) as a deduction from share capital issued and, for the remaining amount, as a deduction from Other reserves.

•	Share capital information

The ordinary and savings shares of the Parent, Telecom Italia, are listed on Borsa Italiana S.p.A. and on the NYSE in the form of American Depositary Shares (ADS), each (ADS) corresponding to 10 shares of ordinary or savings shares, respectively, represented by American Depositary Receipts (ADRs) issued by JPMorgan Chase Bank.

In the shareholder resolutions passed to increase share capital against cash payments, the pre-emptive right can be excluded to the extent of a maximum of ten percent of the pre-existing share capital, on condition that the issue price corresponds to the market price of the shares and that this is confirmed in a specific report issued by the firm charged with the audit of the Company. The Group sources itself with the capital necessary to fund its requirements for business development and operations; the sources of funds are found in a balanced mix of risk capital, permanently invested by the shareholders, and debt capital, to guarantee a balanced financial structure and minimize the total cost of capital, with a resulting advantage to all the stakeholders.

Debt capital is structured according to different maturities and currencies to ensure an efficient access to external sources of financing (taking advantage of the best opportunities offered on the euro, U.S. dollar and Pound sterling financial markets to minimize costs) and an efficient process of renegotiating maturities aimed at reducing the refinancing risk.

The remuneration of risk capital of the Group is proposed by the board of directors to the shareholders’ meeting, which meets to approve the annual financial statements, based upon market trends and business performance, once all the other obligations are met, including debt servicing. Therefore, in order to guarantee an adequate remuneration of capital, safeguard company continuity and business development, the Group constantly monitors the change in debt levels in relation to equity, the level of net debt and the operating margin of industrial operations.

•	Rights of savings shares

The rights of savings shares are indicated below:

•

the profit shown in the duly approved financial statements, less the amount appropriated to the legal reserve, must be distributed to the holders of savings shares in an amount up to 5% of the par value of the share;

•

after assigning preferred dividends to the savings shares, the remaining profit shall be assigned to all the shares so that the savings shares have the right to dividends that are higher, than the dividends to which the ordinary shares are entitled, by 2% of the par value of the share;

•

if in any one year dividends of below 5% of the par value of the share are paid to the savings shares, the difference is carried over and is added to the preferred dividends for the next two successive years;

•

in the case of the distribution of reserves, the savings shares have the same rights as the ordinary shares. Moreover, the shareholders’ meeting called to approve the separate financial statements for the year can, when there is no profit or insufficient profit reported in those financial statements to satisfy the rights of the savings shares, resolve to satisfy the dividend right and/or the additional right by distributing available reserves;

•

the reduction of share capital as a result of losses does not entail a reduction of the par value of savings shares except for the amount of the loss which exceeds the overall par value of the other shares;

•	upon the wind-up of Telecom Italia S.p.A. the savings shares have a pre-emptive right to the reimbursement of capital equal to the entire par value;

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	174

Note 17 - Equity

•

in the event of the cessation of trading in the Company’s ordinary or savings shares, the holder of savings shares may ask Telecom Italia S.p.A. to convert its shares into ordinary shares, according to the manner resolved by the extraordinary session of the shareholders’ meeting called for that purpose within two months of being excluded from negotiations.

***

Paid-in capital is euro 1,689 million at December 31, 2008 and unchanged compared to December 31, 2007.

Exchange differences on translating foreign operations show a positive balance of euro 218 million at December 31, 2008 and decreased by euro 616 million compared to December 31, 2007. These mainly refer to exchange differences in euro from the translation of the financial statements of the Brazil Business Unit.

Other reserves and retained earnings (accumulated losses), including profit for the year amount to euro 13,628 million (euro 12,794 million at December 31, 2007) and comprise:

•	gains (losses) recognized directly in Other equity reserves for a positive euro 417 million at December 31, 2008 (a positive euro 192 million at December 31, 2007) which include:

•

the “Reserve for hedging instruments”, a positive euro 439 million at December 31, 2008 (a positive euro 204 million at December 31, 2007). This reserve is expressed net of deferred tax liabilities of euro 180 million (euro 81 million at December 31, 2007) and mainly includes the effective portion of gains or losses on the fair value adjustments of derivatives designated as cash flow hedges of the exposure to volatility in the cash flows of assets or liabilities recognized in the financial statements;

•

the “Reserve for available-for-sale financial assets”, a negative euro 22 million (a negative euro 12 million at December 31, 2007). It includes the unrealized losses relating to the investments in Assicurazioni Generali (-euro 1 million) and Fin. Priv. (-euro 1 million) by the Parent, Telecom Italia, as well as the unrealized losses on the securities portfolio of Telecom Italia Finance (-euro 36 million) and the positive fair value adjustment of other available-for-sale financial assets held by the Parent, Telecom Italia (euro 16 million). This reserve is expressed net of deferred tax liabilities of euro 6 million (at December 31, 2007, it was expressed net of deferred tax assets of euro 2 million);

•

other reserves and retained earnings (accumulated losses), including profit for the year amount to euro 13,211 million at December 31, 2008 and increased by euro 609 million compared to December 31, 2007. The change is mainly due to the sum of the following:

•	profit for the year attributable to the equity holders of the Parent, equal to euro 2,214 million (euro 2,448 million in 2007);

•	dividends approved for euro 1,609 million (euro 2,766 million in 2007).

Dividends payable to ordinary and savings shareholders were equal, respectively, to euro 1,061 million (euro 0.0800 per share) and euro 548 million (euro 0.0910 per share).

Equity attributable to Minority Interest of euro 730 million (euro 1,063 million at December 31, 2007), includes the “Profit for the year attributable to Minority Interest” of euro 1 million (profit of euro 7 million in 2007). The reduction from December 31, 2007 is basically due to the sum of dividends declared (euro 59 million), the negative change in “Exchange differences on translating foreign operations” of - euro 162 million) and the negative change in the scope of consolidation (-euro 117 million) after the exclusion of Entel Bolivia.

The Equity attributable to Minority Interest consists mainly of the equity attributable to the minority interests of the Brazil Business Unit and the Media Business Unit.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	175

Note 17 - Equity

•	Future potential changes in share capital

The following table shows the future potential changes in share capital by reason of the conversion of bonds and the exercise of options in the Stock option plans that remain outstanding at December 31, 2008

	Outstanding bonds/ equivalent option rights at 12/31/2008	Conversion/ grant ratio	Maximum number of shares issuable	Nominal/ par value (thousands of euro)	Paid-in capital (thousands of euro)	Subscription price per share (euro)
Additional increases approved (ord. sh.)
Bonds “Telecom Italia 1.5%
2001 - 2010”	484,836,577	0.471553	228,626,142	125,744	359,092

Stock Option Plan 2002 Top	4,050,001.00	3.300871	13,368,523	7,353	29,920	2.788052

Stock Option Plan 2002	9,764,104.00	3.300871	32,229,823	17,726	76,439

of which
grants March-2002	9,645,104.00	3.300871	31,837,023	17,510	75,709	2.928015
grants August-2002	119,000.00	3.300871	392,800	216	730	2.409061

Stock Option Plans 2003-2005 - ex-TIM	1,199,800.00	1.73	2,075,653	1,142	4,941	2.930636

Total additional increases approved (ord. sh.)			276,300,141	151,965	470,392

Additional increases not yet approved (ord. sh.)			1,600,000,000	880,000

Additional details on Stock option plans are disclosed in the Note “Stock option and Performance Share Granting Plans of the Telecom Italia Group”.

Furthermore, the Telecom Italia S.p.A. shareholders’ meeting held on May 6, 2004 also granted the directors the right (which, to date, has not been exercised), for a maximum period of five years beginning May 6, 2004, to increase against payment, at one or more times, share capital for a maximum total amount of euro 880,000,000, through the issue of a maximum of 1,600,000,000 ordinary shares, in whole or in part:

(i)	to be offered as option rights to the shareholders and convertible bondholders, or

(ii)	to be offered for subscription to the employees of Telecom Italia S.p.A. or to the companies which it controls, with the exclusion of the pre-emptive right, pursuant to the combined provision of art. 2441, last paragraph, of the Italian Civil Code, and art. 134, second paragraph, of Legislative Decree 58/1998.

The resolutions for capital increases passed by the board of directors in exercising the aforementioned right shall establish the subscription price (including any additional paid-in capital) and shall fix a specific deadline for the subscription of the shares; they may also provide that, in the event the increase voted by the board is not fully subscribed to by the deadline date set each time for that purpose, the capital shall be increased for an amount equal to the subscriptions received up to that deadline date.

•	Authorizations for the issue of convertible bonds and the purchase of treasury shares

The board of directors has the right to issue at one or more times and for five years, starting May 6, 2004, convertible bonds for a maximum amount of euro 880,000,000.

The ordinary shareholders’ meeting of Telecom Italia S.p.A. held on April 16, 2007 passed a resolution to authorize, for the maximum period allowed by the applicable law starting from the date of the shareholders resolution, the purchase, at one or more times and at any date, of Telecom Italia S.p.A. ordinary shares for a maximum of 25,000,000 ordinary shares and thus up to 0.129% of share capital.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	176

Note 17 - Equity

This authorization for the purchase of treasury shares, in effect until October 16, 2008, is in relation to the implementation, approved by the board of directors in its meeting held August 8, 2008, of the plan for granting free Telecom Italia S.p.A. ordinary shares to individuals who hold key roles as employees or consultants of Telecom Italia S.p.A. or subsidiaries, approved by the same shareholders’ meeting held on April 16, 2007.

Between September 12 and 23, 2008, Telecom Italia purchased 25,000,000 ordinary shares. The Telecom Italia S.p.A. shareholders’ meeting held on April 14, 2008 also passed a resolution to authorize, for the maximum period allowed by the applicable law starting from the date of the shareholders resolution, the purchase, at one or more times and at any date, of Telecom Italia S.p.A. ordinary shares for a maximum of 11,400,000 ordinary shares and thus up to 0.059% of share capital.

This authorization for the purchase of treasury shares, in effect until October 14, 2009, is in relation to the implementation, approved by the board of directors in its meeting held April 15, 2008, of the stock option plan reserved for the Executive Officers of Telecom Italia S.p.A. approved by the same ordinary shareholders’ meeting held on April 14, 2008.

The board of directors in its meeting of August 8, 2008 approved the start of the purchase of ordinary treasury shares relating to both the above authorizations.

The price for the purchases shall be between a minimum and a maximum corresponding to the weighted average official stock prices of ordinary shares registered by Borsa Italiana S.p.A. in the last ten days of trading prior to the date of purchase, respectively increased or decreased by 10%. The same limits shall be applied to the definition of the total cost of any derivatives.

The purchase of treasury shares shall in any case take place within the limits of the unrestricted reserves, as shown in the most recent financial statements approved at the time the purchase is carried out. The purchases shall be made on regulated markets, according to the manner allowed by the regulations and laws in force.

Consequently, of the aforementioned purchase program, there remains a maximum of 11,400,000 ordinary shares to be effected not later than October 14, 2009.

***

On the basis of the motion put forward by the board of directors’ meeting held on February 27, 2009, the profit for the year 2008 resulting from the separate financial statements of the Parent, Telecom Italia S.p.A. shall be appropriated as dividends for euro 1.049 million for distribution to the shareholders as follows:

•	euro 0.050 for each ordinary share

•	euro 0.061 for each savings share

gross of withholdings as established by law; undistributed profit will be appropriated to retained earnings.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	177

Note 17 - Equity

Note 18 – Financial liabilities (current and non-current)

Financial liabilities are composed as follows:

(millions of euro)		12/31/2008	12/31/2007
Financial payables (medium/long-term):
• Bonds		25,139	27,048
• Convertible bonds		541	511

		25,680	27,559
• Amounts due to banks		5,803	5,543
• Other financial payables		453	197

		31,936	33,299
Finance lease liabilities (medium/long-term)		1,713	1,809
Other financial liabilities (medium/long-term)
• Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature		2,877	1,942
• Deferred income		1	1
		2,878	1,943

TOTAL NON-CURRENT FINANCIAL LIABILITIES	(A)	36,527	37,051

Financial payables (short-term):
• Bonds		4,490	4,514
• Convertible bonds		7	7

		4,497	4,521
• Amounts due to banks		883	1,049
• Other financial payables		346	373

		5,726	5,943
Finance lease liabilities (short-term)		274	262
Other financial liabilities (short-term)
• Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature		236	363
• Non-hedging derivatives		25	9
• Deferred income		6	8
		267	380

TOTAL CURRENT FINANCIAL LIABILITIES	(B)	6,267	6,585

TOTAL FINANCIAL LIABILITIES	(C)=(A+B)	42,794	43,636

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Bonds are composed as follows:

(millions of euro)	12/31/2008	12/31/2007
Non-current portion	25,139	27,048
Current portion	4,490	4,514

Total carrying amount	29,629	31,562

Fair value adjustment and measurement at amortized cost	(1,383)	(850)

Total nominal repayment amount	28,246	30,712

The nominal repayment amount totals euro 28,246 million and decreased by euro 2,466 million compared to December 31, 2007 (euro 30,712 million), mainly due to the balance between repayments and new issues during 2008 by Telecom Italia S.p.A., Telecom Italia Finance S.A. and Telecom Italia Capital S.A., and the difference in the USD / euro exchange rate.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	178

Note 18 - Financial liabilities (current and non-current)

The following table lists the bonds issued by companies of the Telecom Italia Group, divided by issuing company, expressed at the nominal repayment amount, net of bond buybacks, and at market value:

Currency	Amount (million)	Nominal repayment amount (millions of euro)	Coupon	Issue date	Maturity date	Issue price (%)		Market price at 12/31/08 (%)	Market value at 12/31/08 (millions of euro)
Bonds issued by Telecom Italia S.p.A.
Euro	110	110	3-month Euribor+ 0.60%	4/8/04	3/30/09	100		99.100	109
Euro	850	850	3-month Euribor+ 0.20%	6/7/07	6/7/10	99.915		91.500	778
Euro	750	750	4.500%	1/29/04	1/28/11	99.560		95.512	716
Euro	1,250	1,250	6.250%	2/1/02	2/1/12	98.952		98.000	1,225
Euro	1,000	1,000	3-month Euribor +0.53%	12/6/05	12/6/12	100		81.782	818
Euro	500	500	3-month Euribor +0.63%	7/19/07	7/19/13	100		83.393	417
Euro	673	673	4.750%	5/19/06	5/19/14	99.156		86.078	579
Euro	120	120	3-month Euribor+ 0.66%	11/23/04	11/23/15	100		78.620	94
GBP	500	525	5.625%	6/29/05	12/29/15	99.878		84.957	446
Euro	400	400	3-month Euribor +0.79%	6/7/07	6/7/16	100		68.139	273
Euro	1,250	1,250	5.375%	1/29/04	1/29/19	99.070		78.864	986
GBP	850	892	6.375%	6/24/04	6/24/19	98.850		82.204	734
Euro	348	348	6-month Euribor (base 365)	1/1/02	1/1/22	100		100	348
GBP	400	420	5.875%	5/19/06	5/19/23	99.622		71.571	301
Euro	670	670	5.250%	3/17/05	3/17/55	99.667		61.791	414
	Subtotal	9,758							8,238
Bonds issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A.
Euro	1,450	1,450	5.150% (b)	2/9/99	2/9/09	99.633		100.074	1,451
Euro	2,103	2,103	6.575% (c)	7/30/99	7/30/09	98.649	(*)	100.997	2,124
Euro	138,83	138,83	3-month Euribor +1.30%	6/12/08	6/14/10	100		95.480	133
Euro	2,000	2,000	7.500% (a)	4/20/01	4/20/11	99.214		99.750	1,995
Euro	1,000	1,000	7.250%	4/24/02	4/24/12	101.651	(*)	100.028	1,000
Euro	850	850	6.875%	1/24/03	1/24/13	99.332		95.874	815
JPY	20,000	159	3.550%	4/22/02	5/14/32	99.250		75.125	119
Euro	1,015	1,015	7.750%	1/24/03	1/24/33	109.646	(*)	87.248	886
	Subtotal	8,716							8,523
Bonds issued by Telecom Italia Capital S.A. and guaranteed by Telecom Italia S.p.A.
USD	1,250	898	4.000%	10/6/04	1/15/10	99.732		94.280	847
USD	700	503	4.875%	9/28/05	10/1/10	99.898		91.477	460
USD	400	287	3-month US Libor +0.48%	9/28/05	2/1/11	100		82.486	237
USD	850	611	3-month US Libor +0.61%	7/18/06	7/18/11	100		75.000	458
USD	750	539	6.200%	7/18/06	7/18/11	99.826		91.000	490
USD	2,000	1,437	5.250%	10/29/03	11/15/13	99.742		80.967	1,164
USD	1,250	898	4.950%	10/6/04	9/30/14	99.651		79.876	717
USD	1,400	1,006	5.250%	9/28/05	10/1/15	99.370		78.000	785
USD	1,000	718,5	6.999%	6/4/08	6/4/18	100		89.918	646
USD	1,000	718,5	6.375%	10/29/03	11/15/33	99.558		72.977	524
USD	1,000	718,5	6.000%	10/6/04	9/30/34	99.081		69.168	497
USD	1,000	718,5	7.200%	7/18/06	7/18/36	99.440		76.876	552
USD	1,000	718,5	7.721%	6/4/08	6/4/38	100		91.109	655
	Subtotal	9,772							8,032
	Total	28,246							24,793
Note (a), (b), (c): see the following paragraph “Mechanism describing how coupons change on step-up/step-down bonds”.

(*) Weighted average issue price for bonds issued with more than one tranche.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	179

Note 18 - Financial liabilities (current and non-current)

The regulations and/or Offering Circulars relating to the bonds described above are available on the corporate website http://www.telecomitalia.it.

The following table lists the bonds bought back during the year by the Telecom Italia Group:

BUYBACKS	Currency	Amount (millions)
Telecom Italia S.p.A., euro 850 million 5.25% maturing 2055	Euro	180
Telecom Italia S.p.A., euro 750 million 4.75% maturing 2014	Euro	77
Telecom Italia Finance S.A., euro 1,050 million 7.75% maturing 2033	Euro	35
Telecom Italia Finance S.A., euro 1,500 million 5.15% maturing 2009	Euro	50
Telecom Italia Finance S.A., euro 2,210 million 6.575% maturing 2009	Euro	107

The following table lists the bonds repaid during the year by the Telecom Italia Group, divided by issuing company, expressed at the nominal repayment amount:

Currency	Amount (million)	Nominal repayment amount (millions of euro)	Coupon	Issue date	Maturity date	Issue price (%)
Bonds issued by Telecom Italia S.p.A.
Euro	750	750	3-month Euribor + 0.22%	6/9/06	6/9/08	100
Bonds issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A.
Euro	1,659	1,659	5.875%	1/24/03	1/24/08	99.937
Euro	499,67	499,67	3-month Euribor + 1.30%	9/14/06	9/14/08	100
Bonds issued by Telecom Italia Capital S.A. and guaranteed by Telecom Italia S.p.A.
USD	1,000	679	4.000%	10/29/03	11/15/08	99.953

•	Mechanism describing how coupons change on step-up/step down bonds in relation to a change in the rating

(a) TI Finance S.A. bonds—“Euro Notes”: euro 2,000 million 7.50% interest, maturing April 2011

These securities carry protection for investors triggered by a change in the rating assigned to Telecom Italia to below the Baa1/BBB+ ratings (by Moody’s and S&P’s, respectively): each downgrade in the rating by one notch by each of the two rating agencies to below the stated thresholds would cause an increase in the coupon interest (or the spread above the Euribor in the case of floating-rate securities) by 0.25%, starting from the coupon payment date subsequent to the downgrade in the rating.

The downgrade in the rating from the thresholds is evaluated at the end of each coupon period and, on the basis of this evaluation, the interest for the next coupon is fixed; therefore, changes in the ratings during the coupon interest period would have no impact on the coupon in progress at that particular time.

The relative step-up/step-down will only be applied when the rating at the end of the coupon period is different from the rating at the end of the preceding coupon period.

By virtue of this mechanism, the coupon was increased by 0.25% (a first step-up occurred after Moody’s rated the bonds Baa2 in August 2003, raising the coupon from 7% to 7.25%) due to a change in S&P’s credit rating in March 2008 a further 0.25% increase has been implemented. The step-up was applied starting with the April 2008 coupon; the new rate is now 7.50% .

(b) TI Finance S.A. bonds: euro 1,450 million 5.150% interest, maturing February 2009

These bonds carry protection for investors triggered by a downgrade in the minimum rating (among the ratings assigned by the various agencies, in this specific case, the Baa2 rating by Moody’s).

At the beginning of each coupon period, this minimum rating is checked, and depending upon the rating, the coupon interest will be fixed; once fixed, changes in the minimum rating during the coupon period have no effect on the coupon to be paid, and will only have an impact when the next coupon interest rate is fixed (if the changes are still in effect).

Starting from the initial level of the coupon at issue (5%), a 0.15% increase in interest was granted to investors definitively up to the maturity date, bringing the current coupon interest rate to 5.150% .

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	180

Note 18 - Financial liabilities (current and non-current)

This current coupon can be further increased in relation to the level of the minimum rating:

•	if at the time the coupon interest is fixed, the minimum rating is Ba1/BB+ or below, the current coupon will be increased by 1.5%;

•	if at the time the coupon interest is fixed, the minimum rating is Baa3/BBB-, the current coupon will be increased by 0.5%;

•	ratings higher than the minimum rating do not lead to increases in the current coupon.

On February 9, 2009, these bonds reached maturity and were duly repaid without any further changes in the coupon.

(c) TI Finance S.A. Bonds: euro 2,103 million 6.575% interest, maturing July 2009

These bonds carry protection for investors which would be triggered by a change in the minimum rating (among those assigned by the various agencies, in this specific case, the Baa2 rating by Moody’s).

At the beginning of each coupon period, this minimum rating is checked and depending upon the rating, the coupon interest will be fixed; once fixed, changes in the minimum rating during the coupon period have no effect on the coupon to be paid, and will only have an impact when the next coupon interest rate is fixed (if the changes are still in effect).

Starting from the initial level of interest at issue (6.125%), the coupon to be paid will be increased in relation to the level of the minimum rating:

•	if, at the time the coupon interest is fixed, the minimum rating is Ba1/BB+ or below, the original coupon will be increased by 1.95%;

•	if, at the time the coupon interest is fixed, the minimum rating is Baa3/BBB-, the original coupon will be increased by 0.95%;

•	if, at the time the coupon interest is fixed, the minimum rating is Baa2/BBB, the original coupon will be increased by 0.45%;

•	if, at the time the coupon interest is fixed, the minimum rating is Baa1/BBB+, the original coupon will be increased by 0.15%;

•	ratings higher than the minimum rating do not lead to increases in the original coupon.

Under this mechanism, since October 2000 (the date the mechanism was introduced), the original coupon has been increased by 0.45% (reaching the current 6.575%) .

Future upgrades/downgrades in the minimum rating could cause a decrease/increase in the coupon according to the mechanism described above.

•	Changes in Telecom Italia’s ratings

Telecom Italia’s ratings at December 31, 2008 by the major Rating Agencies are the following:

S&P’s Most recent revision March 17, 2008		Moody’s Most recent revision May 12, 2008		Fitch Ratings Most recent revision December 11, 2008

Rating	Outlook	Rating	Outlook	Rating	Outlook

BBB	Stable	Baa2	Stable	BBB	Stable

Convertible bonds can be analyzed as follows:

(millions of euro)	12/31/2008	12/31/2007
Non-current portion	541	511
Current portion	7	7

Total carrying amount	548	518

Measurement at amortized cost	26	56

Total nominal repayment amount	574	574

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	181

Note 18 - Financial liabilities (current and non-current)

The following table shows the “Telecom Italia S.p.A. 1.5% 2001-2010 convertible bonds with a repayment premium”, expressed at the nominal repayment amount and at market value:

Currency	Nominal repayment amount (millions of euro)	Coupon	New shares issue	Issue date	Maturity date	Issue price (%)	Market price at 12/31/2008 (%)	Market value at 12/31/2008 (millions of euro)
Convertible bonds issued by Telecom Italia S.p.A.
Euro	574	1.500%	TI S.p.A.	11/23/01	1/1/10	100	113.989	553

•	Financial covenants / other covenants / other features of convertible bonds

The bonds listed do not contain financial covenants (e.g. ratios such as Debt/EBITDA or EBITDA/Interest) or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the Telecom Italia Group. Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A.. None of the securities summarized here carry any other interest rate structures or structural complexities.

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets; consequently, for example, there are commitments not to use the company’s assets as collateral for loans (“negative pledges”). Gross financial debt according to the original currency of the transaction is as follows:

	12/31/2008 (millions of foreign currency)	12/31/2008 (millions of euro)	12/31/2007 (millions of foreign currency)	12/31/2007 (millions of euro)
USD	13,898	9,986	12,805	8,699
GBP	1,780	1,869	1,783	2,431
BRL	2,408	740	1,946	746
JPY	54,918	435	31,922	193
EURO		29,764		31,567
		42,794		43,636

The analysis of gross financial debt by effective interest rate bracket excluding the effect of derivative hedging instruments, if any, is the following:

(millions of euro)	12/31/2008	12/31/2007
Up to 2.5%	441	85
From 2.5% to 5%	10,376	12,305
From 5% to 7.5%	21,379	22,521
From 7.5% to 10%	4,923	4,615
Over 10%	985	723
Accruals/deferrals, MTM and derivatives	4,690	3,387
	42,794	43,636

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	182

Note 18 - Financial liabilities (current and non-current)

Instead, as a result of the use of derivative hedging instruments, gross financial debt by nominal interest rate bracket is the following:

(millions of euro)	12/31/2008	12/31/2007
Up to 2.5%	441	854
From 2.5% to 5%	12,339	15,463
From 5% to 7.5%	20,918	20,599
From 7.5% to 10%	3,491	2,610
Over 10%	915	723
Accruals/deferrals, MTM and derivatives	4,690	3,387
	42,794	43,636

The following tables show the maturities of non-current financial liabilities according to both the carrying amount (including measurements arising from fair value adjustments and amortized cost, including accrued expenses) and the expected nominal repayment amount, as defined by contract:

Maturities of Financial liabilities – carrying amount (1)  (2):

	maturing by 12/31/ of the year:
(millions of euro)	2009	2010	2011	2012	2013	After 2013	TOTAL
Bonds	4,497	2,976	4,250	3,246	2,777	12,431	30,177
Loans and other financial liabilities	684	2,176	397	173	906	5,482	9,818
Finance lease liabilities	274	209	176	134	116	1,078	1,987
Total	5,455	5,361	4,823	3,553	3,799	18,991	41,982
Current financial liabilities	812						812
Total	6,267	5,361	4,823	3,553	3,799	18,991	42,794

(1)	Carrying amounts take into account fair value adjustments and amortized cost.
(2)

Financial commitments include accrued expenses and deferred income of which euro 1 million is in non-current financial liabilities maturing after 1 year, euro 1,121 million in non-current liabilities maturing within 1 year and euro 29 million in current financial liabilities.

Maturities of Financial liabilities – nominal repayment amount:

	maturing by 12/31/ of the year:
(millions of euro)	2009	2010	2011	2012	2013	After 2013	TOTAL
Bonds	3,663	2,964	4,187	3,250	2,787	11,969	28,820
Loans and other financial liabilities	409	2,041	379	149	853	4,816	8,647
Finance lease liabilities	256	209	176	134	116	1,078	1,969
Total	4,328	5,214	4,742	3,533	3,756	17,863	39,436
Current financial liabilities	782						782
Total	5,110	5,214	4,742	3,533	3,756	17,863	40,218

Medium/long-term amounts due to banks total euro 5,803 million (euro 5,543 million at December 31, 2007) and increased by euro 260 million mainly as a result of two new loans secured from the European Investment Bank totaling euro 345 million (a nominal amount of euro 342 million). Short-term amounts due to banks of euro 883 million decreased by euro 166 million (euro 1,049 million at December 31, 2007) and include euro 422 million for the current portion of medium/long-term amounts due to banks.

Medium/long-term other financial payables amount to euro 453 million (euro 197 million at December 31, 2007). They include euro 187 million for the Telecom Italia Finance S.A. loan of JPY 20,000 million due in 2029 and euro 37 million of payables to the Ministry of Economic Development. Furthermore, on July 31, 2008, with a value date of August 7, 2008, Telecom Italia Finance S.A. placed an issue of 5-year debt certificates regulated by German law denominated “Schuldschein” for a nominal amount of euro 250 million, at an annual coupon rate of 6.25% with an issue price of 99.23%; the certificates are guaranteed by Telecom Italia S.p.A.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	183

Note 18 - Financial liabilities (current and non-current)

Short-term other financial payables amount to euro 346 million (euro 373 million at December 31, 2007).

Medium/long-term finance lease liabilities total euro 1,713 million (euro 1,809 million at December 31, 2007) and mainly refer to building sale and leaseback transactions recorded in accordance with IAS 17. Short-term finance lease liabilities amount to euro 274 million (euro 262 million at December 31, 2007).

Hedging derivatives relating to hedged items classified as non-current liabilities of a financial nature amount to euro 2,877 million (euro 1,942 million at December 31, 2007) and mainly refer to derivatives on liability positions in which the Group pays flows in USD and GBP.

Hedging derivatives relating to hedged items classified as current liabilities of a financial nature total euro 236 million (euro 363 million at December 31, 2007). Additional details are provided in the Note “Derivatives”.

Short-term non-hedging derivatives total euro 25 million (euro 9 million at December 31, 2007) and refer to the measurement of derivatives which, although put into place for hedging purposes, do not possess the formal requisites to be considered as such under IFRS.

Revolving Credit Facility

Currently, the Telecom Italia Group has a syndicated Revolving Credit Facility (RCF) expiring August 2014 for euro 8 billion, of which euro 1.5 billion is drawn down.

The following table presents the composition and drawdown of the syndicated committed credit line available at December 31, 2008:

(billions of euro)	12/31/2008		12/31/2007
	Secured	Drawn down	Secured	Drawn down
Revolving Credit Facility—expiring 2014	8.0	1.5	8.0	1.5

In August 2007, a revision was made to the acquisition of control clause which guarantees that Telecom Italia will retain the credit line even after the change in its shareholders of reference. The revisions were introduced without changing the advantageous economic conditions of the credit line (Euribor +0.25%) and made it possible to extend the average term of the euro 8 billion committed bank line while guaranteeing maximum flexibility in terms of the company’s access to capital markets.

The change in the acquisition of control clause was also adopted, at the same time, in the documentation of the other syndicated bank line (Term Loan) drawn down in full for euro 1.5 billion with a January 2010 expiration date.

Note 19 – Net financial debt

As required by Consob Communication DEM/6064293 dated July 28, 2006, the following table presents the net financial debt at December 31, 2008 and December 31, 2007 calculated in accordance with the criteria indicated in the Recommendation of CESR (Committee of European Securities Regulators) dated February 10, 2005 “Recommendations for the Uniform Implementation of the European Commission Regulation on Disclosures” and also introduced by Consob itself. This table also includes the reconciliation of net financial debt determined according to the criteria indicated by CESR and the net financial debt calculated according to the criteria of the Telecom Italia Group adopted in previous years and presented in the Report on Operations.

Net financial debt determined according to the criteria of Consob amounts to euro 34,135 million at December 31, 2008 (euro 35,831 million at December 31, 2007) and, compared to the corresponding amount determined according to the criteria of the Group, is higher by euro 96 million at December 31, 2008 (higher by euro 130 million at the end of 2007).

Net financial debt determined according to the criteria of the Group amounts to euro 34,039 million at December 31, 2008, with a decrease of euro 1,662 million compared to euro 35,701 million at the end of 2007.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	184

Note 19 - Net financial debt

Consolidated net financial debt (**)

(millions of euro)			12/31/2008	12/31/2007
Non-current financial liabilities (*):
Financial payables			31,936	33,299
Finance lease liabilities			1,713	1,809
Non-current liabilities for hedging derivatives			2,877	1,942
Other financial liabilities			1	1

	(1)		36,527	37,051
Less:
Non-current financial receivables for lessors’ net investments			(257)	(279)
Non-current assets for hedging derivatives			(2,310)	(286)

			(2,567)	(565)

TOTAL NON-CURRENT FINANCIAL LIABILITIES (*)	(A	)	33,960	36,486

Current financial liabilities (*):
Financial payables			5,726	5,943
Finance lease liabilities			274	262
Current liabilities for hedging and non-hedging derivatives			261	372
Other financial liabilities			6	8

	(2)		6,267	6,585
Less:
Current financial receivables for lessors’ net investments			(143)	(149)
Current assets for hedging derivatives			(180)	(186)

			(323)	(335)

TOTAL CURRENT FINANCIAL LIABILITIES (*)	(B	)	5,944	6,250

Financial liabilities relating to Discontinued operations/Non-current assets held for sale	(C	)(3)	—	—

TOTAL GROSS FINANCIAL DEBT (*)	(D=A+B+C	)	39,904	42,736

Current financial assets (*):
Securities other than investments			(185)	(390)
Financial receivables and other current financial assets			(491)	(377)
Cash and cash equivalents			(5,416)	(6,473)

	(4)		(6,092)	(7,240)
Less:
Current financial receivables for lessors’ net investments			143	149
Current assets for hedging derivatives			180	186

			323	335

	(E	)	(5,769)	(6,905)
Financial assets relating to Discontinued operations/Non-current assets held for sale	(F	)(5)	—	—

TOTAL CURRENT FINANCIAL ASSETS (*)	(G=E+F	)	(5,769)	(6,905)

NET FINANCIAL DEBT AS PER CONSOB COMMUNICATION N, DEM/6064293/2006	(H=D+G	)	34,135	35,831

Non-current financial assets (*)
Securities other than investments			(15)	(9)
Financial receivables and other non-current financial assets			(2,648)	(686)

	(6)		(2,663)	(695)
Less:
Non-current financial receivables for lessors’ net investments			257	279
Non-current assets for hedging derivatives			2,310	286

			2,567	565

TOTAL NON-CURRENT FINANCIAL ASSETS (*) (°)	(I	)	(96)	(130)

NET FINANCIAL DEBT (**)	(L=H+I	)	34,039	35,701

Composition of the financial debt:
Total gross financial debt:
Non-current financial liabilities	(1)		36,527	37,051
Current financial liabilities	(2)		6,267	6,585
Financial liabilities directly associated with Non-current assets held for sale	(3)		—	—

			42,794	43,636
Total gross financial assets:
Non-current financial assets	(6)		(2,663)	(695)
Current financial assets	(4)		(6,092)	(7,240)
Financial assets included in non-current assets held for sale	(5)		—	—
			(8,755)	(7,935)

NET FINANCIAL DEBT (**)			34,039	35,701

(*)	Net of assets for hedging derivatives and financial receivables for lessors’ net investments.
(**)	As regards the effects of related party transactions on net financial debt, see the specific table included in the Note “Related party transactions” in the consolidated financial statements.
(°)	At December 31, 2008, the item includes: low-rate loans made to employees (59 million of euro) and securities other than investments (15 million of euro).

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	185

Note 19 - Net financial debt

•	Covenants and negative pledges relating to outstanding positions at December 31, 2008

With reference to loans received by Telecom Italia S.p.A. from the European Investment Bank (EIB), an amount of euro 555 million (out of a total of euro 2,108 million at December 31, 2008) is not secured by bank guarantees but there are covenants which cover the following:

•

in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments, it shall immediately inform EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract;

•

for the loan with a nominal amount of euro 350 million, if Telecom Italia’s rating is lower than BBB+ for S&P’s, Baa1 for Moody’s and BBB+ for Fitch Ratings and, for the loan with a nominal amount of euro 200 million, if Telecom Italia’s rating is lower than BBB for S&P’s, Baa2 for Moody’s and BBB for Fitch Ratings, the company shall immediately inform EIB which shall have the right to ask for suitable guarantees to be provided, indicating a date for setting up these guarantees. After that date and if Telecom Italia fails to provide the guarantees, EIB shall have the right to demand immediate repayment of the amount disbursed;

•

the company is obliged to promptly advise the bank about changes in the allocation of share capital among the shareholders which could bring about a change in control. Failure to communicate this information would result in the termination of the contract. The contract shall also be terminated when a shareholder, which, at the date of signing the contract does not hold at least 2% of the share capital, comes to hold more than 50% of the voting rights in the shareholders’ meeting or, in any case, a number of shares such that it represents more than 50% of the share capital, whenever, in the bank’s reasonable opinion, this fact could cause a detriment to the bank or could compromise the execution of the Project.

The syndicated bank lines of Telecom Italia do not contain financial covenants (e.g. ratios such as Debt/EBITDA or EBITDA/Interest) which would oblige Telecom Italia to automatically repay the outstanding loan if the covenants are not observed. Mechanisms are provided for adjusting the cost of funding in relation to Telecom Italia’s credit rating, with a spread compared to the Euribor of between a minimum of 0.15% and a maximum of 0.425% for the line expiring in 2010 and a minimum of 0.0875% and a maximum of 0.2625% for the line expiring in 2014.

The two syndicated bank lines contain the usual other types of covenants, including the commitment not to use the company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the company unless specific conditions exist (e.g. the sale takes place at fair market value). The same negative pledge conditions are also found in the export credit loan agreements.

The syndicated bank lines (as well as an export credit agreement for a residual nominal amount of euro 113 million at December 31, 2008) consider the case where a party, other than the current relative majority shareholder or permitted acquiring shareholders, including the shareholders of Telco, acquires control of Telecom Italia, individually or jointly. In that case, a 30-day period is established during which the parties shall negotiate the terms with which to continue the relationship.

Lastly, in the documentation of loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt, profit ratios and debt ratios) as well as the usual other pledge clauses, under pain of a request for the early repayment of the loan.

With the understanding that there are no financial covenants on the loan contracts of the Group, it should be pointed out, that at December 31, 2008, no covenant of any other type, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	186

Note 19 - Net financial debt

Note 20 – Financial risk management

•	Financial risk management objectives and policies of the Telecom Italia Group

The Telecom Italia Group is exposed to the following financial risks in the ordinary course of its business operations:

•	market risk: stemming from changes in interest rates and exchange rates in connection with financial assets that have been originated and financial liabilities that have been assumed;

•	credit risk: representing the risk of the non-fulfillment of the obligations undertaken by the counterpart with regard to the liquidity investments of the Group;

•	liquidity risk: connected with the need to meet short-term financial commitments.

These financial risks are managed by:

•	the definition, at a central level, of guidelines for directing operations;

•	the activities of an internal committee which monitors the level of exposure to market risks consistently with prefixed general objectives;

•	the identification of the most suitable financial instruments, including derivatives, to reach prefixed objectives;

•	the monitoring of the results obtained;

•	the exclusion of the use of financial instruments for speculative purposes.

The policies for the management of the above financial risks by the Telecom Italia Group are described below.

•	Identification of risks and analysis

The Telecom Italia Group is exposed to market risks as a result of changes in interest rates and exchange rates in the markets in which it operates or has bond issues, principally Europe, the United States, Great Britain and Latin America.

The financial risk management policies of the Telecom Italia Group are directed towards diversifying market risks, fully hedging exchange rate risk and minimizing interest rate exposure by an appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments.

The Group defines an optimum fixed-rate and floating-rate debt composition and uses derivative financial instruments to achieve that prefixed composition. Taking into account the Group’s operations in various sectors, in terms of risk, volatility and the amount of expected operating cash flows, the optimum blend of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, at around 70% for the fixed-rate component and 30% for the floating-rate component.

In managing market risk, the Group adopted a guideline policy for debt management using derivative instruments and mainly uses the following:

•	Interest Rate Swaps (IRS) are used to modify the profile of the original exposure to interest rate risks on loans and bonds, whether fixed or floating;

•

Cross Currency and Interest Rate Swaps (CCIRS) and Currency Forwards are used to convert loans and bonds issued in currencies other than euro – principally in U.S. dollars and British pounds – to the functional currencies of the operating companies.

Derivative financial instruments are used by the Group and are designated as fair value hedges for the management of exchange rate risks on instruments denominated in currencies other than euro and the management of the interest rate risk on fixed-rate loans. Derivative financial instruments are designated as cash flow hedges when the objective is to fix the exchange rate of future transactions and the interest rate.

All derivative financial instruments are put into place with high-credit-quality banking and financial counterparts with a high credit rating.

The exposure to the various market risks can be measured by sensitivity analyses, in accordance with IFRS 7. These analyses illustrate the effects produced by a given and assumed movement in the levels of the relevant variables in the various markets (exchange rates, interest rates and prices) on finance income and expenses and, at times, directly on equity. The sensitivity analysis was performed based on the suppositions and assumptions indicated below.

•

The sensitivity analyses were performed by applying reasonably possible movements in the relevant risk variables to the amounts in the financial statements at December 31, 2008 and 2007, assuming that such movements are representative of the entire year.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	187

Note 20 - Financial risk management

•	The exchange risk of the Group’s financial payables denominated in currencies other than euro is fully hedged, therefore, the exchange risk is not considered in the sensitivity analysis under IFRS 7.

•

The changes in value of fixed-rate financial instruments, other than derivatives, produced by changes in interest rates, generate an impact on profit only when they are accounted for at their fair value, in accordance with IAS 39. All fixed-rate instruments which are accounted for at amortized cost are not subject to interest rate risk as defined by IFRS 7.

•

In the case of fair value hedge relationships, fair value changes of the underlying hedged item and the derivative instrument, due to changes in interest rates, are almost entirely offset in the income statement for the year. Therefore, these financial instruments are not exposed to interest rate risk.

•

The changes in value of financial instruments designated in a cash flow hedge relationship, produced by changes in interest rates, generate an impact on the debt level and on equity; accordingly they are included in this analysis.

•

The changes in value, produced by changes in the interest rates of floating-rate financial instruments, other than derivatives, which are not part of a cash flow hedge relationship, generate an impact on the finance income and expenses for the year; accordingly they are included in this analysis.

•

The changes in fair value of the two call options on 50% of the Sofora Telecomunicaciones S.A. share capital (in 2008 for a negative amount of euro 190 million, carrying amount equal to euro 70 million at December 31, 2008) have been determined using an internal valuation model in which the input values, among other things, are the market value of the assets of Sofora Telecomunicaciones S.A., less the share price of its listed investment holdings (Nortel Inversora and, through this company, Telecom Argentina). The market prices of these investments are subject to volatility and consequently influence the fair value of the options held by the Telecom Italia Group; accordingly, they are included in this analysis.

Call options on Sofora Telecomunicaciones S.A. share capital – Sensitivity analysis

Assuming an increase (decrease) of 10% in the price of Sofora’s listed investment holdings (Nortel Inversora S.A. and, through this company, Telecom Argentina S.A.) and, therefore, the value of Sofora’s assets, the change in fair value of the options would have been negative for euro 170 million (euro 210 million) bringing the relative carrying amount to euro 90 million (euro 50 million).

Exchange rate risk – Sensitivity analysis

At December 31, 2008 (and at December 31, 2007), the exchange risk of the Group’s financial payables denominated in currencies other than euro was completely hedged. For this reason, a sensitivity analysis has not been performed on the exchange risk.

Interest rate risk – Sensitivity analysis

If, at December 31, 2008, the interest rates in the different markets in which the Telecom Italia Group operates had been 100 basis points higher (lower) than that actually recorded, the following would have been recognized:

•	in the income statement, higher (lower) finance expenses, before the relative tax effect, for euro 52 million (euro 95 million in 2007);

•

in equity, excluding the above effect on profit for the year, higher (lower) equity for euro 140 million (euro 131 million); similarly, at December 31, 2007, the same change in interest rates would have produced higher (lower) Group equity for euro 92 million (euro 105 million).

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	188

Note 20 - Financial risk management

Allocation of the financial structure between fixed rate and floating rate

As for the allocation of the financial structure between the fixed-rate component and the floating-rate component, for both financial assets and liabilities, please refer to the following tables. They show the nominal repayment/investment amount (insofar as that amount expresses the effective interest rate exposure of the Group) and, as far as financial assets are concerned, account was taken of the intrinsic nature of the transactions under consideration (financial characteristics and duration) rather than the stated contractual terms alone. Bearing that in mind, a transaction whose characteristics (short or very short time frame and frequent renewal) are such that the interest rate is periodically reset on the basis of market parameters, even though the contract does not call for resetting the interest rate (such as in the case of bank deposits, euro commercial paper and receivables on the sale of securities), was considered in the category of floating rate.

Financial liabilities (at the nominal repayment amount)

	12/31/2008			12/31/2007
(millions of euro)	Fixed rate	Floating rate	Total	Fixed rate	Floating rate	Total
Bonds	21,289	6,957	28,246	21,452	9,260	30,712
Convertible bonds	574	—	574	574	—	574
Loans and other payables (*)	7,289	4,109	11,398	3,953	7,313	11,266
TOTAL	29,152	11,066	40,218	25,979	16,573	42,552

(*)	At 12/31/2008, current liabilities total euro 782 million, of which euro 700 million is at floating rates (at 12/31/2007, euro 707 million, of which euro 646 million was at floating rates).

Financial assets (at the nominal investment amount)

	12/31/2008			12/31/2007
(millions of euro)	Fixed rate	Floating rate	Total	Fixed rate	Floating rate	Total
Deposits and cash	—	4,412	4,412	—	6,250	6,250
Euro commercial paper	—	100	100	—	196	196
Receivables on sale of securities	—	493	493	—	—	—
Securities	25	570	595	18	386	404
Other receivables	636	255	891	460	201	661
TOTAL	661	5,830	6,491	478	7,033	7,511

With regard to floating-rate financial instruments, the contracts provide for revisions of the relative parameters to take place within the subsequent 12 months.

Effective interest rate

As to the effective interest rate, for the categories where that parameter can be determined, such parameter refers to the original transaction net of the effect of any derivative hedging instruments.

The information, since it is provided by class of financial assets and liabilities, was determined, for purposes of calculating the weighted average, using the carrying amount adjusted by accruals, prepayments, deferrals and changes in fair value: therefore, this is the amortized cost, net of accruals and any changes in fair value as a consequence of hedge accounting.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	189

Note 20 - Financial risk management

Financial liabilities

	12/31/2008		12/31/2007
(millions of euro)	Adjusted carrying amount	Effective interest rate (%)	Adjusted carrying amount	Effective interest rate (%)
Bonds	28,147	5.95	30,612	5.80
Convertible bonds	541	7.42	510	7.42
Loans and other payables	9,416	5.23	9,127	5.96
TOTAL	38,104	5.80	40,249	5.86

Financial assets

	12/31/2008		12/31/2007
(millions of euro)	Adjusted carrying amount	Effective interest rate (%)	Adjusted carrying amount	Effective interest rate (%)
Deposits and cash	4,412	2.51	6,249	4.08
Euro commercial paper	100	2.89	196	4.79
Receivables on sale of securities	493	1.60	—	—
Securities	595	10.71	404	5.01
Other receivables	515	6.10	556	6.08
TOTAL	6,115	3.55	7,405	4.30

As for financial assets, the weighted average effective interest rate is not essentially affected by the existence of derivatives.

With reference to the concept of market risk, in the broad sense, the Group has interest coupon step-ups and step-downs for certain bonds that change in relation to changes in ratings. Such mechanisms, however, do not affect interest rate exposure, as previously described above, or the determination of the current effective interest rate. Additional information is provided in the Note “Financial liabilities (current and non-current)”.

As for market risk management using derivatives, reference should be made to the Note “Derivatives”.

•	Credit risk

The management of the Group’s liquidity is guided by prudent criteria and is principally based on the following:

•	money market management: the investment of temporary excess cash resources during the year which are expected to turn around within the subsequent 12-month period;

•

bond portfolio management: the investment of a permanent level of liquidity, the investment of that part of liquidity which is expected to turn around for cash requirement purposes after a 12-month period, as well as an improvement in the average yield.

In order to limit the risk of the non-fulfillment of the obligations undertaken by the counterpart, deposits are made with high-credit-quality banking and financial institutions with a minimum of an A rating and generally for periods of less than three months. As for temporary investments of liquidity, there are transactions in euro commercial paper (the issuers all have an A- rating with headquarters in Luxembourg) and repurchase agreements on Italian government securities made by Telecom Italia S.p.A. with Mediobanca as the counterpart. With regard to bond portfolio management, the issuers have a minimum of an A- rating.

In order to minimize credit risk, the Group also pursues a diversification policy for its investments of liquidity and assignment of its credit positions among different banking counterparts. Consequently, there are no significant positions with any one single counterpart.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	190

Note 20 - Financial risk management

•	Liquidity risk

The Group pursues the objective of achieving an “adequate level of financial flexibility” which is expressed by maintaining a current treasury margin which makes it possible to cover the refinancing requirements at least for the next 12 months with irrevocable bank lines and liquidity.

Current financial assets at December 31, 2008, together with unused committed bank lines, ensure complete coverage of debt repayment obligations for the next 12-18 months.

12.7% of gross financial debt at December 31, 2008 (nominal repayment amount) will become due during the following 12 months.

The following table reports the contractual cash flows that are not discounted to present value relative to bonds (which represent 72% of gross financial debt at nominal repayment amounts); the interest flows have been determined using the conditions and interest and exchange rates prevailing at December 31, 2008:

	Maturing by 12/31/ of the year:
(millions of euro)	2009	2010	2011	2012	2013	After 2013	TOTAL
Bonds
Principal	3,663	2,964	4,187	3,250	2,787	11,969	28,820
Interest	1,513	1,299	1,240	1,042	868	8,415	14,377
Total cash out	5,176	4,263	5,427	4,292	3,655	20,384	43,197

Furthermore, at the beginning of 2009, the Group refinanced debt as follows:

•	on January 22, 2009, Telecom Italia S.p.A. issued bonds for a total of euro 500 million, annual coupon of 7.875%, maturing January 22, 2014;

•

on February 12, 2009, the European Investment Bank (EIB) and Telecom Italia S.p.A. signed an 8-year loan contract for euro 600 million to fund investments to bridge the broadband digital divide and complete the broadband and internet network infrastructures in insufficiently covered areas of the country.

•	Fair value of derivatives

In order to determine the fair value of derivatives, the Telecom Italia Group uses various valuation models.

The fair value of IRS and CCIRS reflects the difference between the fixed rate which should be paid/received and the market interest rate (having the same maturity as the swap) at the measurement date.

The notional amount of IRS does not represent the amount exchanged between the parties and therefore does not constitute a measurement of credit risk exposure which, instead, is limited to the amount of the differential between the interest rates paid/received.

The fair value of CCIRS, instead, also depends on the differential between the reference exchange rate at the date of signing the contract and the exchange rate at the date of measurement, since CCIRS imply the exchange of the reference principal, in the respective currencies of denomination, in addition to the exchange of flows of interest at the maturity date and eventually at the intermediate payment dates.

Mark-to-market is calculated by discounting interest and notional future contractual flows using market interest rates and exchange rates.

With regard to the fair value measurement of financial liabilities, reference should be made to the Note “Supplementary disclosures on financial instruments” for assumptions and amounts.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	191

Note 20 - Financial risk management

Note 21 – Derivatives

Derivative financial instruments are used by the Telecom Italia Group to manage its exposure to foreign exchange rate risk and the change in commodity prices and interest rate risk and to diversify the parameters of debt so that costs and volatility can be reduced to within predetermined operational limits.

Derivative financial instruments at December 31, 2008 are principally used to manage debt positions. They include interest rate swaps (IRS) and interest rate options (IRO) to reduce interest rate exposure on fixed-rate and floating-rate bank loans and bonds, as well as cross currency and interest rate swaps (CCIRS), currency forwards and currency options to convert the loans secured in different foreign currencies to the functional currencies of the various companies of the Group. IRS and IRO transactions, respectively, involve or can involve, at specified maturity dates, the exchange of flows of interest calculated on the notional amount at the agreed fixed or floating rates, with the counterparts. The same also applies to CCIRS transactions which, in addition to the settlement of periodic interest flows, can involve the exchange of principal, in the respective currencies of denomination, at maturity and on demand.

The following tables show the derivative transactions put into place by the Telecom Italia Group at December 31, 2008, divided between fair value hedge derivatives (Table 1 – Fair Value Hedge Derivatives), cash flow hedge derivatives (Table 2 – Cash Flow Hedge Derivatives) and non-hedge accounting derivatives (Table 3 – Non-Hedge Accounting Derivatives) in accordance with IAS 39. On September 17, 2008, after protection under U.S. Chapter 11 bankruptcy was filed by Lehman Brothers Holding Inc., the guarantor of the derivative contracts put into place with Lehman Brothers Special Financing and Lehman Brothers International Europe, the Telecom Italia Group ceased hedge accounting relations affected by the filing and at the same time notified the counterparts of the early resolution of those contracts. On the same date, in order to restore hedge accounting prospectively, the Group signed new derivative contracts with high-credit-quality banking counterparts with terms identical to the contracts that had been early terminated. The financial disbursement was equal to euro 74 million.

Table 1 - Fair Value Hedge Derivatives

Description	Notional amount	Mark-to-Market (Clean Price)
	(millions of euro)	(millions of euro)

CCIRS transactions put into place by Telecom Italia S.p.A. maturing May 2032 on Telecom Italia Finance S.A. bonds of JPY 20 billion (equivalent amount of euro 159 million at 12/31/2008), broken down as follows:

• by Telecom Italia Finance S.A., an IRS contract in which Telecom Italia Finance S.A. receives the semiannual coupon of 3.55% in JPY and pays a semiannual floating rate in JPY;	172	(21)
• by Telecom Italia S.p.A., a CCIRS contract, on a floating-rate intragroup loan in JPY, in which Telecom Italia S.p.A. receives 6-month Libor in JPY and pays 6-month Euribor.
CCIRS transactions put into place by Telecom Italia Capital S.A. on bonds for a total amount of USD 3,500 million (equivalent amount of euro 2,514.5 million at 12/31/2008) issued by Telecom Italia Capital S.A. in October 2004 (5-year tranche of USD 1,250 million, 10-year tranche of USD 1,250 million and 30-year tranche of USD 1,000 million), converting the coupon fixed rate in USD to the 6-month Euribor.	2,831	73
CCIRS transactions put into place by Telecom Italia Capital S.A. on bonds for a total amount of USD 2,500 million (equivalent amount of euro 1,796 million at 12/31/2008) issued by Telecom Italia Capital S.A. in September 2005 (5-year tranche of USD 700 million, 5.35-year tranche of USD 400 million and 10-year tranche of USD 1,400 million), converting the coupon fixed rate in USD to the 6-month Euribor.	2,068	(142)
CCIRS transactions put into place by Telecom Italia Capital S.A. maturing in July 2011 on the two 5-year tranches for a total of USD 1,600 million (equivalent amount of euro 1,150 million at 12/31/2008) of bonds issued by Telecom Italia Capital S.A. in July 2006 for a total amount of USD 2,600 million, converting the coupon rate (respectively, 6.2% in USD and the 3-month Libor USD +0.61%) to the 6-month Euribor.	1,264	(76)
Total Fair Value Hedge Derivatives	6,335	(166)

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	192

Note 21 - Derivatives

The selected method to test the effectiveness, retrospectively and prospectively, of Fair Value Hedge derivatives is the Volatility Risk Reduction (VRR) Test. This test assesses the ratio between the portfolio risk (where the portfolio means the derivative and the item hedged) and the risk of the hedged item taken separately. In short, the portfolio risk must be significantly less than the risk of the item hedged.

Table 2 - Cash Flows Hedge Derivatives

Description	Notional amount	Mark to Market (Clean Price)
	(millions of euro)	(millions of euro)
USD Call / EUR Put options purchased by Telecom Media News S.p.A. maturing December 2009, December 2010 and February 2011 to hedge the exchange rate risk on the commitment to make monthly payments in USD.	3	—
USD/EUR collar options purchased by Elettra TLC S.p.A. to hedge the exchange rate risk of its contractual flows equal to USD 43 million expiring by June 2013 (monthly expiration dates); by virtue of these hedging transactions the equivalent amount is set in a range of between euro 28 and 33 million.	33	(1)
Collar options on commodities purchased by Elettra TLC S.p.A. to hedge contractual flows with expiration by December 2010, with the equivalent amount set in a range of between euro 7 and 9 million.	9	(3)
Forward purchases in USD by Elettra TLC S.p.A. to hedge a contractual flow equal to USD 6 million expiring November 2013.	4	—
IRS transactions put into place by Telecom Italia S.p.A. maturing March 2009 on bonds of euro 110 million at a quarterly floating rate issued by Telecom Italia S.p.A. (2004-2009), converting the 3-month Euribor to an annual fixed rate of 3.35%.	110	—
CCIRS transactions put into place by Telecom Italia S.p.A. maturing November 2013 on the 10-year tranche of USD 2,000 million (equivalent amount of euro 1,437 million at 12/31/2008) on bonds for a total amount of USD 4,000 million issued by Telecom Italia Capital S.A. in October 2003, converting the coupon rate of 5.25% in USD to a fixed rate of 5.0349% in euro.	1,709	(229)
IRS transactions put into place by Telecom Italia S.p.A. maturing November 2015 on bonds of euro 120 million at a quarterly floating rate issued Telecom Italia S.p.A. (2004-2015), converting the 3-month Euribor to an annual fixed rate of 4.1605%.	120	—
CCIRS transactions put into place by Telecom Italia S.p.A. maturing December 2015 on bonds of GBP 500 million (equivalent amount of euro 525 million at 12/31/2008) issued by Telecom Italia S.p.A. in June 2005, converting a coupon rate of 5.625% in GBP to a fixed rate of 4.34117% in euro.	751	(193)
CCIRS transactions put into place by Telecom Italia S.p.A. maturing June 2019 on bonds of GBP 850 million (equivalent amount of euro 892 million at 12/31/2008) issued by Telecom Italia S.p.A. in June 2004, converting a fixed rate of 6.375% in GBP to a fixed rate of 5.3108% in euro.	1,258	(330)
CCIRS transactions put into place by Telecom Italia S.p.A. maturing May 2023 on bonds of GBP 400 million (equivalent amount of euro 420 million at 12/31/2008) issued by Telecom Italia S.p.A. in May 2006, converting a coupon rate of 5.875% in GBP to a fixed rate of 5.5345% in euro.	587	(164)
IRS transactions put into place by Telecom Italia S.p.A. maturing December 2010 on floating-rate bonds of euro 1,000 million issued by Telecom Italia S.p.A. in December 2005 and maturing December 2012, converting a coupon rate of the Euribor +0.53 to a fixed rate of 4.5404% in euro.	1,000	(23)

CCIRS transactions put into place by Telecom Italia S.p.A. maturing October 2029 on the private placement of the “Dual-Currency” loan of JPY 20 billion (equivalent amount of euro 159 million at 12/31/2008) on Telecom Italia Finance S.A.. The following were put into place:

• by Telecom Italia Finance S.A., an IRS contract converting the 5% fixed rate in USD to the 6-month Libor in JPY;	174	(35)

•     by Telecom Italia S.p.A., a CCIRS contract with which Telecom Italia S.p.A., with regard to the intragroup loan in JPY, receives 6-month Libor in JPY and pays 6-month Euribor;

•     by Telecom Italia S.p.A. an IRS contract converting the 6-month Euribor to a 6.9395% fixed rate in euro.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	193

Note 21 - Derivatives

CCIRS transactions put into place by Telecom Italia S.p.A. maturing November 2033 on the 30-year tranche of USD 1,000 million (equivalent amount of euro 718.5 million at 12/31/2008) on the bonds issued for a total amount of USD 4,000 million by Telecom Italia Capital S.A. in October 2003, converting the coupon rate of 6.375% in USD to the fixed rate of 5.994% in euro.	849	4
CCIRS transactions put into place by Telecom Italia Capital S.A. maturing July 2036 on the 30-year tranche of USD 1,000 million (equivalent amount of euro 718.5 million at (12/31/2008) on the bonds for a total amount of USD 2,600 million issued by Telecom Italia Capital S.A. in July 2006, converting the coupon rate of 7.20% in USD to the fixed rate of 5.88429% in euro.	791	226
IRS transactions put into place by Telecom Italia S.p.A. maturing July 2013 on bonds of euro 500 million at a quarterly floating rate issued by Telecom Italia S.p.A. (2007-2013), converting the 3-month Euribor rate to an annual fixed rate of 4.334%.	500	(23)
CCIRS transactions put into place by Telecom Italia Capital S.A. maturing June 2018 on the 10-year tranche of USD 1,000 million (equivalent amount of euro 718.5 million at 12/31/2008) on the bonds for a total of USD 2,000 million issued by Telecom Italia Capital S.A. in May 2008, converting the coupon rate of 6.999% in USD to a fixed rate of 7.01232% in euro.	642	157
CCIRS transactions put into place by Telecom Italia Capital S.A. maturing June 2038 on the 30-year tranche of USD 1,000 million (equivalent amount of euro 718.5 million at 12/31/2008) on the bonds for a total of USD 2,000 million issued by Telecom Italia Capital S.A. in May 2008, converting the coupon rate of 7.721% in USD to a fixed rate of 7.45122% in euro.	645	309
IRS transactions put into place by Telecom Italia S.p.A. maturing 2016 on bonds of euro 400 million at a quarterly floating rate issued by Telecom Italia S.p.A. (2007-2016), converting the 3-month Euribor to a semiannual fixed rate of 4.9425%.	400	(38)
IRS transactions put into place by Telecom Italia S.p.A. maturing August 2014 on the revolving credit facility of euro 1,500 million at a monthly floating rate, converting the 1-month Euribor rate to a semiannual fixed rate of 4.82583%.	1,500	(118)
IRS transactions put into place by Telecom Italia S.p.A. maturing March 2014 on the EIB loan of euro 350 million at a semiannual floating rate, converting the 6-month Euribor rate to a semiannual fixed rate of 4.93457%.	350	(27)
IRS transactions put into place by Telecom Italia S.p.A. maturing September 2013 on the EIB loan of euro 400 million at a quarterly floating rate, converting the 3-month Euribor rate to a semiannual fixed rate of 5.03388%.	400	(32)
IRS transactions put into place by Telecom Italia S.p.A. maturing December 2013 on the EIB loan of euro 100 million at a semiannual floating rate, converting the 6-month Euribor rate to a semiannual fixed rate of 4.832%.	100	(7)

Total Cash Flow Hedge Derivatives	11,935	(527)

The hedge of cash flows by derivatives designated as Cash Flow Hedges at December 31, 2008 was considered highly effective and at December 31, 2008 led to:

•	recognition of an unrealized gain in equity of euro 333 million;

•	transfer from equity to the income statement of net losses from exchange rate adjustments of euro 215 million.

Furthermore, at December 31, 2008, the total gain of the hedging instrument that is still recognized in equity amounts, due to the effect of transactions early terminated over the years, to euro 21 million. The positive impact reversed to the income statement during 2008 is euro 19 million.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	194

Note 21 - Derivatives

The transactions hedged by Cash Flow Hedges generate cash flows and will produce economic effects in the income statement in the periods indicated in the following table:

Currency of denomination	Notional amount in currency of denomination (million)	Start of period	End of period	Rate applied	Interest period
EURO	110	Jan 09	Mar 09	3-month Euribor + 0.60%	Quarterly
USD	2,000	Jan 09	Nov 13	5.25%	Semiannually
EURO	120	Jan 09	Nov 15	3-month Euribor + 0.66%	Quarterly
GBP	500	Jan 09	Jun 15	5.625%	Annually
GBP	850	Jan 09	Jun 19	6.375%	Annually
GBP	400	Jan 09	May 23	5.875%	Annually
EURO	1,000	Jan 09	Dec 10	3-month Euribor + 0.53%	Quarterly
USD	186	Jan 09	Oct 29	5.45%	Semiannually
USD	1,000	Jan 09	Nov 33	6.375%	Semiannually
USD	1,000	Jan 09	Jul 36	7.20%	Semiannually
EURO	500	Jan 09	Jul 13	3-month Euribor + 0.63%	Quarterly
USD	1,000	Jan 09	Jun 18	6.999%	Semiannually
USD	1,000	Jan 09	Jun 38	7.721%	Semiannually
EURO	400	Jan 09	Jun 16	3-month Euribor + 0.79%	Quarterly
EURO	1,500	Jan 09	Aug 14	1-month Euribor + 0.1575%	Monthly
EURO	350	Jan 09	Mar 14	6-month EIB + 0.29%	Semiannually
EURO	400	Jan 09	Sep 13	3-month EIB + 0.15%	Quarterly
EURO	100	Jan 09	Dec 13	6-month Euribor - 0.023%	Semiannually

The selected method to test the effectiveness, retrospectively and prospectively, of Cash Flow Hedge derivatives, whenever the main terms do not fully coincide, is the Volatility Risk Reduction (VRR) Test. This test assesses the ratio between the portfolio risk (where the portfolio means the derivative and the item hedged) and the risk of the hedged item taken separately. In short, the portfolio risk must be significantly less than the risk of the item hedged.

The ineffective portion recognized in the income statement from designated Cash Flow Hedges during 2008 is immaterial.

Table 3 – Non-Hedge Accounting Derivatives

Description	Notional amount	Mark to Market (Clean Price)
	(millions of euro)	(millions of euro)
IRS transactions maturing July 2011 on bonds of USD 850 million issued by Telecom Italia Capital S.A. (2006-2011), put into place by Telecom Italia Finance S.A., in which the latter receives the coupon floating rate if the 10-year USD rate is higher than the 2-year USD rate and pays a semiannual floating rate.	100	(1)
IRS transactions maturing November 2011 put into place by Telecom Italia Finance S.A., in which Telecom Italia Finance S.A. pays the difference between the 2-year USD swap rate and the 2-year American government rate and receives an average fixed rate of 0.8225%. The company is not exposed to any foreign currency exchange risk.	100	—
Exchange rate transactions put into place by Telecom Italia S.p.A..	26	(2)
Exchange rate transactions put into place by Telecom Italia Finance S.A..	99	(1)
Exchange rate transactions put into place by Telecom Italia Capital S.A..	5	—
Interest and exchange rate put into place by Tim Celular S.A..	382	113
Interest and exchange rate put into place by Tim Nordeste S.A..	27	1
Total Non-Hedge Accounting Derivatives	739	110

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	195

Note 21 - Derivatives

The following table presents the derivatives of the Telecom Italia Group by type:

Type	Hedged Risk	Notional amount at 12/31/2008	Notional amount at 12/31/2007	Mark-to-Market Spot (Clean Price) at 12/31/2008	Mark-to-Market Spot (Clean Price) at 12/31/2007
		(millions of euro)	(millions of euro)	(millions of euro)	(millions of euro)
Cross Currency and Interest Rate Swaps	Interest rate risk and foreign currency exchange rate risk	6,335	7,185	(166)	(1,266)
Total Fair Value Hedge Derivatives		6,335	7,185	(166)	(1,266)

Interest rate swaps	Interest rate risk	4,480	1,230	(268)	26
Cross Currency and Interest Rate Swaps	Interest rate risk and foreign currency exchange rate risk	7,406	6,119	(255)	(686)
Commodity Swaps	Commodity risk (energy)	9	—	(3)	—
Forward and FX Options	Foreign currency exchange rate risk	40	60	(1)	—
Total Cash Flow Hedge Derivatives		11,935	7,409	(527)	(660)

Total Non-Hedge Accounting Derivatives		739	724	110	3

Total Telecom Italia Group Derivatives		19,009	15,318	(583)	(1,923)

Note 22 – Supplementary disclosures on financial instruments

•	Valuation at fair value

Majority of the non-current financial liabilities of the Telecom Italia Group is composed of bonds, the fair value of which can be easily determined by reference to financial instruments which, in terms of size and diffusion among investors, are commonly traded in active markets (see the Note “Financial liabilities (current and non-current)”). However, as concerns other types of financing, the following assumptions were made in order to determine fair value:

•	for floating-rate loans, the nominal repayment amount has been used;

•	for fixed-rate loans, fair value has been used: the present value of future cash flows using interest rates prevailing at December 31, 2008.

Lastly, for the major part of financial assets, their carrying amount constitutes a reasonable approximation of their fair value since these are short-term investments that are readily convertible into cash.

The following tables set out, for the assets and liabilities at December 31, 2008 and 2007 and following the categories established by IAS 39, the supplementary disclosures on financial instruments required by IFRS 7; overall gains and losses are also reported.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	196

Note 22 - Supplementary disclosures on financial instruments

Key for IAS 39 categories

Loans and Receivables	LaR
Financial assets Held-to-Maturity	HtM
Financial assets Available-for-Sale	AfS
Financial Assets/Liabilities Held for Trading	FAHfT and FLHfT
Financial Liabilities at Amortized Cost	FLAC

Fair value by IAS 39 category at December 31, 2008

(millions of euro)	IAS 39 Category	Carrying amounts in financial statements at 12/31/2008	Amounts recognized in financial statements according to IAS 39				Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2008
			Amortized cost	Cost	Fair value taken to equity	Fair value transferred to the income statement
ASSETS
Loans and receivables	LaR	12,555	12,540			15		12,555
Financial assets available-for-sale	AFS	185		78	107			185
Financial assets held for trading	FAHfT	233				233		233
Hedging derivatives	n.a.	2,490			1,706	784		2,490
Other financial assets at fair value	n.a.	70				70		70
Assets measured according to IAS 17	n.a.	400					400	400
		15,933						15,933
LIABILITIES
Financial liabilities at amortized cost	FLAC	45,209	45,209					41,735
Financial liabilities held for trading	FLHfT	25				25		25
Hedging derivatives	n.a.	3,113			2,184	929		3,113
Liabilities measured according to IAS 17	n.a.	1,987					1,987	2,427
		50,334						47,300

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	197

Note 22 - Supplementary disclosures on financial instruments

Carrying amounts and amounts recognized in the financial statements by IAS 39 category

(millions of euro)	IAS 39 Category	note	Carrying amounts in financial statements at 12/31/2008	Amounts recognized in financial statements according to IAS 39				Amounts recognized in financial statements according to IAS 17
				Amortized cost	Cost	Fair value taken to equity	Fair value transferred to the income statement
ASSETS
Other Investments	AfS	7)	57		39	18
Securities, financial receivables and other non-current financial assets
of which loans and receivables	LaR	7)	81	81
of which securities	AFS	7)	15			15
of which hedging derivatives	n.a.	7)	2,310			1,609	701
of which receivables for lessors’ net investments	n.a.	7)	257					257
Miscellaneous receivables and other non-current assets (*)
of which loans and receivables	LaR	7)	29	14			15
of which other financial assets at fair value	n.a.	7)	70				70
Trade and miscellaneous receivables and other current assets (*)
of which loans and receivables	LaR	10)	6,983	6,983
Investments (Current assets)	AFS	12)	39		39
Securities
of which available-for-sale	AFS	13)	74			74
of which held for trading	FAHfT	13)	111				111
Financial receivables and other current financial assets
of which loans and receivables	LaR	14)	46	46
of which non-hedging derivatives	FAHfT	14)	122				122
of which hedging derivatives	n.a.	14)	180			97	83
of which receivables for lessors’ net investments	n.a.	14)	143					143
Cash and cash equivalents	LaR	15)	5,416	5,416
			15,933
LIABILITIES
Non-current financial liabilities
of which liabilities at amortized cost	FLAC	18)	31,937	31,937
of which hedging derivatives	n.a.	18)	2,877			2,073	804
of which financial lease liabilities	n.a.	18)	1,713					1,713
Current financial liabilities
of which liabilities at amortized cost	FLAC	18)	5,732	5,732
of which non-hedging derivatives	FLHfT	18)	25				25
of which hedging derivatives	n.a.	18)	236			110	126
of which financial lease liabilities	n.a.	18)	274					274
Trade and miscellaneous payables and other current liabilities (*)
of which liabilities at amortized cost	FLAC	26)	7,540	7,540
			50,334

(*)	Part of assets or liabilities falling under application of IFRS 7,

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	198

Note 22 - Supplementary disclosures on financial instruments

Fair value by IAS 39 categori at December 31, 2007

(millions of euro)	IAS 39 Category	Carrying amounts in financial statements at 12/31/2007	Amounts recognized in financial statements according to IAS 39				Amounts recognized in financial statements according to IAS 17	Fair Value at 12/31/2007
			Amortized cost	Cost	Fair Value taken to equity	Fair Value transferred to the income statement
ASSETS
Loans and receivables	LaR	14,506	14,506					14,506
Assets held-to-maturity	HtM	32	32					32
Financial assets available-for-sale	AFS	312		37	273	2		312
Financial assets held for trading	FAHfT	124				124		124
Hedging derivatives	n.a.	472			342	130		472
Other financial assets at fair value	n.a.	260				260		260
Assets measured according to IAS 17	n.a.	428					428	428
		16,134						16,134

LIABILITIES
Financial liabilities at amortized cost	FLAC	48,064	48,064					48,090
Financial liabilities held for trading	FLHfT	9				9		9
Hedging derivatives	n.a.	2,305			920	1,385		2,305
Liabilities measured according to IAS 17	n.a.	2,071					2,071	2,447
		52,449						52,851

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	199

Note 22 - Supplementary disclosures on financial instruments

Carrying amounts and amounts recognized in the financial statements by IAS 39 category

(millions of euro)	IAS 39 Category	note	Carrying amounts in financial statements at 12/31/2007	Amounts recognized in financial statements according to IAS 39				Amounts recognized in financial statement according to IAS 17
				Amortized cost	Cost	Fair Value taken to equity	Fair Value transferred to the income statement
ASSETS
Other investments	AfS	7)	57		37	20
Securities, financial receivables and other non-current financial assets
of which loans and receivables	LaR	7)	121	121
of which securities	AFS	7)	1	1
of which securities	HtM	7)	8			6	2
of which hedging derivatives	n.a.	7)	286			244	42
of which receivables for lessors’ net investments	n.a.	7)	279					279
Miscellaneous receivables and other non-current assets (*)
of which loans and receivables	LaR	7)	15	15
of which other financial assets at fair value	n.a.	7)	260				260
Trade and miscellaneous receivables and other current assets (*)
of which loans and receivables	LaR	10)	7,867	7,867
Investments (Current assets)	AFS	12)	—
Securities
of which held-to-maturity	HtM	13)	31	31
of which available-for-sale	AFS	13)	247			247
of which held for trading	FAHfT	13)	112				112
Financial receivables and other current financial assets
of which loans and receivables	LaR	14)	30	30
of which non-hedging derivatives	FAHfT	14)	12				12
of which hedging derivatives	n.a.	14)	186			98	88
of which receivables for lessors’ net investments	n.a.	14)	149					149
Cash and cash equivalents	LaR	15)	6,473	6,473
			16,134

LIABILITIES
Non-current financial liabilities
of which liabilities at amortized cost	FLAC	18)	33,300	33,300
of which hedging derivatives	n.a.	18)	1,942			855	1,087
of which financial lease liabilities	n.a.	18)	1,809					1,809
Current financial liabilities
of which liabilities at amortized cost	FLAC	18)	5,951	5,951
of which non-hedging derivatives	FLHfT	18)	9				9
of which hedging derivatives	n.a.	18)	363			65	298
of which financial lease liabilities	n.a.	18)	262					262
Trade and miscellaneous payables and other current liabilities (*)
of which liabilities at amortized cost	FLAC	26)	8,813	8,813
			52,449

(*)	Part of assets or liabilities falling under application of IFRS 7,

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	200

Note 22 - Supplementary disclosures on financial instruments

Gains and losses by IAS 39 category - 2008

(millions of euro)	IAS 39 category	Net gains/(losses) 2008 (1)	of which interest
Loans and receivables	LaR	(632)	274
Financial assets available for sale	AfS	(1)
Financial assets and liabilities held for trading	FAHfT e FLHfT	(84)
Financial liabilities at amortized cost	FLAC	(2,124)	(2,114)
Total		(2,841)	(1,840)

(1)

Of which, euro 1 million is from fees and expenses not included in the effective interest rate calculation on financial assets/liabilities other than those recorded at fair value through profit or loss (held-for-trading).

Gains and losses by IAS 39 category - 2007

(millions of euro)	IAS 39 category	Net gains/(losses) 2007 (1)	of which interest
Loans and receivables	LaR	(795)	234
Financial assets available for sale (2)	AfS	258
Financial assets and liabilities held for trading	FAHfT e FLHfT	59
Financial liabilities at amortized cost	FLAC	(2,233)	(2,211)
Total		(2,711)	(1,977)

(1)

Of which, euro 1 million is from fees and expenses not included in the effective interest rate calculation on financial assets/liabilities other than those recorded at fair value through profit or loss (held-for-trading).

(2)	Includes gains of euro 138 million reversed from equity to the income statement.

Note 23 – Employee benefits

Employee benefits increased by euro 227 million compared to December 31, 2007. Details are as follows:

(millions of euro)			12/31/2006	Increase	Decrease	12/31/2007
Provision for employee severance indemnities	(a	)	1,228	68	(176)	1,120
Provision for pension plans			31	3	(3)	31
Provision for termination benefit incentives			113	2	(97)	18
Other provisions for employee benefits (*)	(b	)	144	5	(100)	49
Total	(a+b	)	1,372	73	(276)	1,169
of which:
Non-current portion			1,262			1,151
Current portion (*)			110			18

(*)	The current portion refers only to Other provisions for employee benefits

(millions of euro)			12/31/2007	Increase	Decrease	12/31/2008
Provision for employee severance indemnities	(a	)	1,120	69	(77)	1,112
Provision for pension plans			31	2	(9)	24
Provision for termination benefit incentives			18	245	(3)	260
Other provisions for employee benefits (*)	(b	)	49	247	(12)	284
Total	(a+b	)	1,169	316	(89)	1,396
of which:
Non-current portion			1,151			1,212
Current portion (*)			18			184

(*)	The current portion refers only to Other provisions for employee benefits

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	201

Note 23 - Employee benefits

Provision for employee severance indemnities refers only to the Italian companies of the Group. The balance decreased by euro 8 million mainly as a result of employee severance indemnity expense charged to the income statement (euro 69 million for severance indemnity and interest for companies with less than 50 employees and only interest for other companies), any actuarial gains or losses and utilizations for indemnities paid to employees who terminated employment and advances (for a total of euro 77 million).

According to Law 297/1982, the amount to which each employee is entitled depends on the period of service and must be paid when the employee leaves the company. The amount of severance indemnity due upon termination of employment is calculated on the basis of the period of employment and the taxable remuneration of each employee. This liability is adjusted annually based on the official cost-of-living index and interest earned. The liability is not associated with any vesting condition or period or any funding obligation. Consequently, there are no assets servicing the provision.

Under the regulations introduced by Legislative Decree 252/2005 and Law 296/2006 (the State Budget Law 2007), for companies with at least 50 employees, the severance indemnities accruing from 2007 are allocated, as elected by the employees, to either the INPS Treasury Fund or to supplementary pension funds and take the form of a “Defined contribution plan”.

However, revaluations of the provision for employee severance indemnities existing at the election date, for all companies, and also the amounts accrued and not assigned to supplementary pension plans, for companies with less than 50 employees, remain recorded in the provision for employee severance indemnities. In accordance with IAS 19, this provision has been recognized as a “Defined benefit plan”.

In accordance with IAS 19, employee severance indemnities have been calculated using the Traditional Unit Credit Method, for companies with at least 50 employees, and the Projected Unit Credit Cost – pro rata service, for the others, based upon the following:

•

the future possible benefits which could be paid to each employee registered in the program in the event of retirement, death, disability, resignation etc. have been estimated on the basis of a series of financial assumptions (cost-of-living increases, increase in remuneration etc.). The estimate of future benefits includes any increases for additional service seniority as well as the estimated increase in the remuneration level at the measurement date only for employees of companies with less than 50 employees;

•	the average present value of future benefits has been calculated, at the measurement date, on the basis of the annual interest rate and the probability that each benefit has to be effectively paid;

•

the liability of each interested company has been determined as the average present value of future benefits that will be generated by the existing provision at the measurement date, without considering any future accruals (for companies with at least 50 employees) or identifying the amount of the average present value of future benefits which refer to the employee’s period of service to date in the company at the measurement date (for the others).

The following assumptions were made:

FINANCIAL ASSUMPTIONS	Executives	Non- executives
• Cost-of-living increases
– in the year of measurement (2008 estimated average)	3.5%	3.5%
– in the first year subsequent to measurement (2009)	3.0% per annum	3.0% per annum
– subsequently	2.2% per annum	2.2% per annum
• Discount rate	4.8% per annum	4.8% per annum
• Increases in remuneration
– in the first year subsequent to measurement (2009)
- equal to or less than 40 years of age	4.0% per annum	4.0% per annum
- over 40 but equal to or less than 55 years of age	3.5% per annum	3.5% per annum
- over 55 years of age	3.0% per annum	3.0% per annum
– subsequently
- equal to or less than 40 years of age	3.2% per annum	3.2% per annum
- over 40 but equal to or less than 55 years of age	2.7% per annum	2.7% per annum
- over 55 years of age	2.2% per annum	2.2% per annum

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	202

Note 23 - Employee benefits

DEMOGRAPHIC ASSUMPTIONS	Executives	Non-executives
Probability of death	Mortality tables RG 48 published by “Ragioneria Generale dello Stato”	Mortality tables RG 48 published by “Ragioneria Generale dello Stato”
Probability of disability	Unisex tables based on a study published by C.N.R. for “Università di Roma” reduced by 80%	Unisex tables based on a study published by C.N.R. for “Università di Roma” reduced by 80%

Probability of resignation (in relation to the company):
• up to 40 years of age	3.0% - 4.0% in each year	3.0% - 4.0% in each year
• over 40 up to 50 years of age	1.5% - 2.5% in each year	1.5% - 2.5% in each year
• over 50 years of age	none	none
Probability of retirement:
• up to 60 years of age	35% (100% for women)	60% (100% for women)
• over 60 but less than 65 years of age	15% in each year	10% in each year
• at 65 years of age	100%	100%

The adoption of the above assumptions resulted in a liability for employee severance indemnities at December 31, 2008 and 2007, respectively, of euro 1,112 million and euro 1,120 million. The effect on the income statement, included in Employee benefits expenses, is as follows:

(millions of euro)	2008	2007
Current service cost (*)	—	17
Finance expenses	75	51
Net actuarial (gains) losses recognized during the year	(6)	—
Total expenses	69	68
Actuarial (gains) losses resulting from 2007 social security reform	—	(59)
Effective return on plan assets	n/a	n/a

(*)	Following the above-described social security reform, beginning in 2007, the amounts accruing that are assigned to the INPS Treasury Fund or supplementary pension funds are recorded in “Employee benefits expense” as “Social security expenses” and no longer as “Employee severance indemnities expenses”. The latter account will still be used only for the severance indemnity expenses of companies with less than 50 employees (equal, for the year, to euro 0.3 million).

Provision for pension plans principally refer to pension plans operating in foreign companies of the Group. The reduction mainly refers to the exclusion of Entel Bolivia from the scope of consolidation.

Provision for termination benefit incentives increased mainly in respect of mobility procedures under Law 223/91 begun during the year by the Parent, Telecom Italia, and by Telecom Italia Sparkle, Olivetti and Olivetti I-Jet.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	203

Note 23 - Employee benefits

Note 24 – Provisions

Provisions decreased by euro 542 million compared to December 31, 2007. The composition and changes in provisions are as follows:

(millions of euro)	12/31/2007	Increase	Used through income statement	Used directly	Exchange differences and other changes	12/31/2008
Provision for taxation and tax risks	330	3	—	(213)	(6)	114
Provision for restoration costs	427	27		(17)	(13)	424
Provision for legal disputes	385	76	—	(241)	(13)	207
Provision for commercial risks	95	9	(22)	(9)	—	73
Provision for risks and charges on investments and corporate-related transactions	208	21		(26)	(78)	125
Other provisions	102	12	(2)	(38)	(12)	62
Total	1,547	148	(24)	(544)	(122)	1,005
of which:
Non-current portion	903					692
Current portion	644					313

Provision for taxation and tax risks decreased, compared to December 31, 2007, mainly following utilizations of the provision by Telecom Italia in connection with the settlement of disputes with the Revenue Agency relating to the tax periods 2002-2006 through the assessment with adhesion procedure and the closing by conciliation of the tax dispute regarding the assessment on Blu (merged in Tim S.p.A. in 2002). Additional details on the settlement of these disputes are provided in the Note “Contingent assets and liabilities, commitments and guarantees”.

Provision for restoration costs refers to the charge for the estimated cost to dismantle tangible assets and restore the sites. This provision decreased by euro 3 million due to the net effect of:

•	increases in respect of finance expenses released to income to reflect the passage of time (euro 24 million) and new accruals (euro 3 million);

•	decreases in respect of utilizations (euro 17 million) and exchange differences (euro 13 million).

Provision for legal disputes decreased mainly as a result of settlements of disputes with Fastweb, H3G and Wind by Telecom Italia.

Provision for commercial risks decreased largely on account of the release to income of a part of the provision relating to concession fees (1994 / 1998) following an updated estimate of the risk of having to pay the adjusting differences to the Ministry of Communications.

Provision for risks and charges on investments and corporate-related transactions decreased in total by euro 83 million. Of that amount, euro 78 million relates to the nationalization of Entel Bolivia. This led to the deconsolidation of the investment and the consequent use of the provision that had been set aside to reduce the carrying amount of the investment. The remaining amount of euro 5 million is the net effect of accruals and utilizations referring to guarantees that were released when certain investments were sold.

Other provisions decreased by euro 40 million primarily due to the payment in 2008 of the fine of euro 20 million levied on Telecom Italia by the Antitrust Authority (order A357) in August 2007 for alleged unfair trade practices.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	204

Note 24 - Provisions

Note 25 – Miscellaneous payables and other non-current liabilities

Miscellaneous payables and other non-current liabilities decreased by euro 48 million compared to December 31, 2007. The composition is as follows:

(millions of euro)	12/31/2008	12/31/2007
Payables to social security agencies	339	528
Capital grants	92	116
Medium/long-term deferred income	936	943
Income tax payables (*)	162	—
Other payables and liabilities	10	—
Total	1,539	1,587

(*)	Analyzed in the Note “Income tax payables “.

Payables to social security agencies refer to the residual amount payable to INPS for estimated employee benefit obligations owed under Law 58/1992. Details are as follows:

(millions of euro)	12/31/2008	12/31/2007
Non-current payables:
Due from 2 to 5 years after the balance sheet date	304	485
Due beyond 5 years after the balance sheet date	35	43
	339	528
Current payables	217	216
Total	556	744

Medium/long-term deferred income includes euro 634 million (euro 658 million at December 31, 2007) for the deferral of revenues from the activation of Telecom Italia telephone service and euro 285 million (euro 268 million at December 31, 2007) for the deferral of revenues from the sale of transmission capacity, referring to future years.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	205

Note 25 - Miscellaneous payables and other non-current liabilities

Note 26 – Trade and miscellaneous payables and other current liabilities

Trade and miscellaneous payables and other current liabilities decreased by euro 1,484 million compared to December 31, 2007 and are composed of the following:

(millions of euro)			12/31/2008	of which Financial Instruments	12/31/2007	of which Financial Instruments
Payables on construction work	(A	)	26		23
Trade payables:
• Payables to suppliers			5,083	5,083	6,053	6,053
• Payables to other telecommunication operators			1,514	1,514	1,822	1,822
	(B	)	6,597	6,597	7,875	7,875
Tax payables	(C	)	582		549
Miscellaneous payables and other current liabilities:
• Payables for employee compensation			423	423	505	505
• Payables to social security agencies			418		411
• Trade and miscellaneous deferred income			848		833
• Advances received			21		28
• Customer-related items			1,126	279	1,148	241
• Payables for “TLC operating fee”			22		44
• Dividends approved, but not yet paid to shareholders			22	22	25	25
• Other current liabilities			314	219	277	167
• Employee benefits (except for Employee severance indemnities) for current portions expected to be settled within 1 year			184		18
• Provisions for current portions expected to be settled within 1 year			313		644
	(D	)	3,691	943	3,933	938
Total	(A+B+C+D	)	10,896	7,540	12,380	8,813

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Trade payables (all due within 1 year) amounting to euro 6,597 million (euro 7,875 million at December 31, 2007) mainly refer to Telecom Italia (euro 4,651 million) and the companies in the Brazil Business Unit (euro 1,007 million).

The reduction in trade payables is the result of plans to reduce costs and capital expenditures and the fact that in the last quarter of 2007 there was a significant increase in capital expenditures which were paid in the early part of 2008.

Tax payables particularly refer to the Parent for a total of euro 386 million (which includes VAT payable for euro 183 million and the government concession tax for euro 109 million) and companies in the Brazil Business Unit for euro 155 million.

Payables to social security agencies include the current portion of the amount payable to INPS under Law 58/1992 for euro 217 million (euro 216 million at December 31, 2007) as described in the Note “Miscellaneous payables and other non-current liabilities”.

Deferred income mainly refers to the Parent and includes euro 226 million (euro 220 million at December 31, 2007) for the deferral of revenues from the activation of telephone service (current portion).

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	206

Note 26 - Trade and miscellaneous payables and other current liabilities

Note 27 – Income tax payables

Current income tax payables increased by euro 1,225 million compared to December 31, 2007 and are composed as follows:

(millions of euro)	12/31/2008	12/31/2007
Medium/long term income tax payables (substitute tax)	162	—
Current income tax payables:
• Substitute tax	215	—
• Income taxes	1,045	197
	1,260	197
Total	1,422	197

These mainly refer to:

•	payables for the second and third installments of the substitute tax for the tax realignment, carried out pursuant to Law 244 dated December 24, 2007 (euro 377 million);

•	IRES payable generated by the Telecom Italia Group consolidated national tax return (euro 694 million);

•	IRAP payable by the Parent, Telecom Italia (euro 63 million);

•	payable by the Parent, Telecom Italia, generated by the assessment with adhesion procedure agreed with the Revenue Agency to close disputes for the period 2002-2006 (euro 112 million);

•

payable by the Parent, Telecom Italia, resulting from the conciliation with the Revenue Agency to close the litigation relating to the assessment on Blu, merged in Tim S.p.A. in 2002 (euro 131 million).

Note 28 – Contingent liabilities and assets, other information, commitments and guarantees

The main legal, arbitration and tax proceedings in which companies of the Telecom Italia Group were involved at December 31, 2008 are described below; no mention is made of the disputes that, although referred to in the financial report for 2007, were settled in 2008. For the disputes described below considered likely to have an adverse outcome, the Group has made provisions totaling euro 65 million.

In addition to the potential liabilities reported below, this note also describes the potential assets in connection with the restitution of the 1998 licence fee, amounting to euro 529 million plus interest.

•	a) Potential liabilities

FASTWEB

Still pending before the Milan Court of Appeal is the action brought for damages by Fastweb in October 2007 in relation to the alleged abusiveness of Telecom Italia’s win-back strategy in the markets for the supply of fixed voice telephony services to residential and non-residential users and retail broadband Internet access. Fastweb quantified the damages during the trial at about euro 1,070 million.

The action brought by Fastweb on the merits of the case is based on the order issued on May 16, 2006 in which the Milan Court of Appeal, upholding an urgent appeal by Fastweb, had prohibited Telecom Italia from continuing with allegedly abusive conduct consisting in the use of information on former clients by its marketing departments for targeted win-back activities, the

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	207

Note 27 - Income tax payables
Note 28 - Contingent liabilities and assets, other information, commitments and guarantees encouragement of its sales network through increased commissions with a view to excluding Fastweb from the markets concerned, and the denigration of Fastweb. Telecom Italia has defended the case, contesting Fastweb’s claims.

WIND

In January 2008 Wind brought an action for damages of approximately euro 600 million under Article 82 of the EC Treaty before the Milan Court as a result of allegedly abusive conduct by Telecom Italia in the market for the supply of wholesale services and in the market for retail services to residential and micro-business customers.

In particular, Wind asserted that Telecom Italia had engaged in illegitimate conduct consisting in aggressive retention and win-back campaigns aimed at retaining customers who were about to switch to Wind and recovering former customers who had already switched to Wind, including by means of the use of confidential commercial information, and in systematically preparing irregular commercial offers which often could not be promptly replicated by competitors. Telecom Italia has defended the case, contesting Wind’s assertions and claims for damages.

VODAFONE

Proceedings are still under way before the Milan Court of Appeal in the action brought under Article 33 of Law 287/1990 by Vodafone against Telecom Italia in July 2006 for damages, initially quantified at approximately euro 525 million and subsequently revised to euro 759 million, in relation to Telecom Italia’s alleged abuse of dominant position consisting of exploiting its position in the fixed telephony markets to strengthen its position in the contiguous market for mobile communication services, with exclusionary effects to the detriment of its competitor.

According to Vodafone, Telecom Italia had engaged in abusive conduct that had consisted in (a) exploiting the information it held as the incumbent fixed telephony operator to create client profiles and offer targeted mobile communication services and combined fixed/mobile services and (b) using strategic information regarding fixed telephony to compete in the mobile telephony market with offers that competitors could not replicate. In addition, the plaintiff claimed that Telecom Italia had offered discounts for fixed telephony services to take clients away from Vodafone in the mobile telephony market and used the 187 service to promote mobile communication services.

The conduct in question is alleged to have concerned business customers as well as residential customers and to have also involved violation of the law on the protection of personal data. Telecom Italia has defended the case, contesting Vodafone’s assertions and the admissibility of its claims.

REQUEST TO BRING CHARGES AGAINST Telecom Italia S.p.A. FOR ADMINISTRATIVE OFFENCES UNDER Legislative Decree 231/2001

In December 2008 Telecom Italia received notification of the request for it to be charged with the administrative offence referred to in Articles 21 and 25 (4) of Legislative Decree 231/2001, following the investigations conducted by the public prosecutor at the Milan court into the matters that involved some former employees and collaborators of the Company accused of a series of crimes, allegedly including the crime under Legislative Decree 231/2001 of corruption of public officials with the aim of acquiring information from confidential archives. The preliminary hearing has been fixed for March 31, 2009. As previously announced, Telecom Italia will intervene as a civil party in the trial of those allegedly responsible for the crimes of which it is a victim.

In the meantime Telecom Italia has continued to examine the documentation filed by the public prosecutor with a view to preparing all the appropriate defence measures and assessing the possible impact on the Company of the administrative and civil law aspects of the case.

At all events, without prejudice to the possibility of having recourse to the alternative plea bargaining procedure, the risk Telecom Italia runs, if its responsibility under Legislative Decree 231/2001 is confirmed, is to incur a moderate fine. In the case in question the application of interdictive sanctions is considered to be highly unlikely.

With regard to the employees who were victims of privacy violation (about 300 people), Telecom Italia, which, in the criminal proceedings is also an injured party, has made a tangible gesture of economic solidarity, with the intention of emphasizing its interest in events that involve its employees.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	208

Note 28 - Contingent liabilities and assets, other information, commitments and guarantees

As for the risk of contingent liabilities, should the parties included in the files examined by the magistrates bring suit against the Company’s former employees responsible for these crimes, and, consequently demand damages from them and the Company, Telecom Italia deems that such risk, which cannot be quantitifed, is possible.

TAX DISPUTES

•

Between October and November 2007 the Company received four reports from the Finance Police for the tax periods from 2002 to 2006 concerning Telecom Italia and the companies merged into it (“old” Telecom Italia, Tim and Tim Italia). The most important objections concerned the write-down of the “old” Telecom Italia shares held by Olivetti (2002 financial statements), the criteria for deducting the levy on telecommunications (2002 financial statements of “old” Telecom Italia and Tim) and for the taxation of the prior-year profit stated in the 2004 financial statements after the Lazio Regional Administrative Court ruled that such levy was not due for the year 1999, and the tax treatment applied in 2003 to the disposal of the equity interest in the so-called “new Seat”, fruit of the spin-off of Seat Pagine Gialle (now Telecom Italia Media).

In addition, in October 2008 the Finance Police notified a report that contested the deductibility for the purposes of direct taxes and VAT of some expense items concerning the “TOP” and “Security” cost centres for the year 2003 and requested payment of about euro 18 million between taxes and fines.

As regards the deduction of the levy on mobile telephony in 2002, the competent offices of the tax authorities have decided not to pursue the objection.

As regards the objections concerning the merger of Telecom Italia into Olivetti and the spinoff of Seat Pagine Gialle, and those concerning the deductibility of some expense items concerning the “TOP” and “Security” cost centres for the year 2003 - which, if entirely upheld, would have entailed an additional cost (in terms of taxes, interest and fines) of about euro 5 billion - the Company and the Revenue Agency’s Milan 1 Office reached an agreement in December 2008, before the case was brought to court, on the basis of the tax conciliation procedure at a cost to the Company of about euro 186 million.

With this settlement the Revenue Agency’s Milan 1 Office has also settled the objection notified to Telecom Italia Media (formerly Seat Pagine Gialle) at the end of 2008, again with reference to the spin-off of Seat (with a maximum alleged additional cost of euro 4 billion).

•

As previously announced in the financial reports for 2006 and 2007, on January 26, 2007 the Company received the Revenue Agency’s conclusions with regard to the tax audit of the 2002 merger of BLU into Tim.

On December 12, 2007 it received the consequent notice of assessment.

The Company has filed an appeal before the Turin Provincial Tax Commission against the request for payment of euro 436 million of additional corporate income tax and regional tax on productive activities, plus fines and interest amounting to about euro 492 million.

On December 16, 2008 the Company, in its dispute with the Turin Revenue Agency, submitted a proposal for a settlement to the Turin Provincial Tax Commission that provided for it to pay taxes and interest amounting to about euro 131 million. The judgment of the Commission formalized the closing of the case.

ARGENTINA

On June 27, 2008 W de Argentina - Inversiones SL (“Los W”), partner of Telecom Italia S.p.A. and Telecom Italia International N.V. in Sofora Telecomunicaciones S.A., brought an action against Telecom Italia International N.V. before the Buenos Aires commercial court for the call option signed by that company and Los W in 2003 to be declared null and void because it now allegedly violates Argentine company law. Sofora Telecomunicaciones S.A. has noted the existence of the proceeding in its share register. The Telecom Italia Group has filed its defense calling for the dismissal of the case as unfounded and remains firm in its intention to obtain control of the company. At the present time, no administrative or judicial act, including measures by SECOM (the Argentine Telecommunications Authority) and CNDC (the Argentine Antitrust Authority), the details of which are provided later, has been taken to revoke the validity of the Call Option Agreement, or the ownership of the relative option rights held by the Group, such option rights by only suspended for the period for their exercise.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	209

Note 28 - Contingent liabilities and assets, other information, commitments and guarantees

* * *

In June 2008 W de Argentina - Inversiones SL filed a request for a preliminary injunction, to be granted inaudita altera parte, before the Buenos Aires administrative court concerning the call option signed in 2003 by Telecom Italia International N.V. and Los W. The proceeding was closed without the issue of an injunction.

* * *

On October 6, 2008 Los W and its shareholders brought an action before the Buenos Aires commercial court against Telecom Italia, Telecom Italia International and the directors of the Telecom Argentina Group nominated by Telecom Italia. The plaintiffs requested that the court declare the existence of an alleged permanent conflict of interest affecting Telecom Italia, Telecom Italia International and the directors of the Telecom Argentina Group nominated by Telecom Italia and deriving from the presumed position of de facto control held in Telecom Italia - and consequently in Telecom Argentina - by Telefónica S.A., which at the same time controls Telecom Argentina’s main competitor, Telefónica de Argentina S.A..

In December 2008 Telecom Italia and Telecom Italia International applied for the plaintiff’s actions and requests to be dismissed.

In addition, as part of the injunction proceeding initiated separately within the same trial, the judge appointed an inspector (“interventor informante”) to carry out an inquiry in the Telecom Argentina Group companies. This task has been completed and the inspector has submitted his final report.

* * *

On February 3, 2009 Telecom Italia obtained the revocation of a preliminary injunction issued by the labor court of Lanús (province of Buenos Aires) at the request of an employee of Telecom Argentina. The injunction:

(i)	had prohibited Sofora Telecomunicaciones S.A. from undertaking acts aimed at modifying its shareholder structure pending a pronouncement by the Ministry of Labour on the consequences of the alleged monopoly in the Argentine telecommunications market (as a result of Telefónica S.A.’s indirect acquisition of an allegedly controlling shareholding in Telecom Italia) on the employment conditions of workers in the telecommunications industry;

(ii)	had prohibited Sofora Telecomunicaciones S.A. and Telecom Argentina S.A. from modifying the employment conditions of their employees.

On December 29, 2008 a similar preliminary injunction was issued by the labor court of San Isidro (province of Buenos Aires) at the request of an employee of Telecom Argentina S.A., again on the assumption of an alleged monopoly in the Argentine telecommunications market. This measure requires Telecom Argentina to refrain from modifying the employment conditions of its employees and Telecom Argentina, Sofora, Los W, Telecom Italia and Telecom Italia International to refrain from making any transfer or disposal of shares, rights and/or rights of pre-emption to Sofora Telecomunicaciones S.A. shares.

Telecom Italia and Telecom Italia International contend that the court in question does not have jurisdiction and that the plaintiff’s requests are unfounded; they have therefore applied for them to be dismissed.

ARGENTINA – SECOM

On June 26, 2008 SECOM (the Argentine telecommunications authority) sent Telecom Italia and Telecom Italia International a order (Nota no. 1004/08), which requires them to request its authorization before signing any contract or performing any act that would have the effect of:

(i)	increasing, in any way, their direct and indirect shareholding in the companies of the Telecom Argentina Group;

(ii)	transferring to third parties the rights of Telecom Italia and Telecom Italia International to Sofora Telecomunicaciones S.A. shares or the rights in relation to call options on Sofora Telecomunicaciones S.A. shares;

(iii)	making disposals to third parties that would distort competition or harm the general economic interest.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	210

Note 28 - Contingent liabilities and assets, other information, commitments and guarantees

The reason given by SECOM for the measure is the fact that Telefónica S.A. has become a highly significant shareholder of Telecom Italia - and consequently of Telecom Argentina - with the risk of distortive effects on competition in the telecommunications market.

On August 11, 2008 Telecom Italia and Telecom Italia International submitted a “Recurso jerarquico” against the measure before the “Ministerio de Planificación Federal, Inversión Pública y Servicios”, arguing that it harms the rights of the two companies. The Ministry has not yet issued a decision on the petition.

* * *

With a measure dated December 30, 2008 SECOM issued Nota no. 2573/08, in which it:

(i)	requested Telecom Italia and Telecom Italia International to give their opinion on the above-mentioned preliminary injunction granted by the labour court of Lanús;

(ii)	ordered Telecom Italia and Telecom Italia International to refrain from performing any legal act that could entail a change in Sofora’s share capital or transferring the rights in relation to Telecom Italia International’s call options until SECOM’s pronouncement on the acquisition of 100% of the share capital of Olimpia S.p.A. by Telco S.p.A. (the “Telco Transaction”).

On January 26, 2009 Telecom Italia and Telecom Italia International submitted a “Recurso jerarquico” against the measure before the “Ministerio de Planificación Federal, Inversión Pública y Servicios”, arguing that it harms the rights of the two companies.

* * *

On January 9, 2009 SECOM informed Telecom Italia and Telecom Italia International (Nota no. 1/09) that it had not granted their request, filed on December 30, 2008, for authorization to transfer the 48% of Sofora Telecomunicaciones S.A. shares that Telecom Italia International would have acquired by exercising its call options to a blind trust managed by Credit Suisse.

Among other things SECOM was of the opinion that it could not grant the authorization until the Antitrust Authority had verified that the transaction did not have distortive effects on competition in the telecommunications market.

Telecom Italia and Telecom Italia International have already applied to the authority for access to the acts of the administrative proceeding.

ARGENTINA – CNDC

On January 6, 2009 CNDC (the Argentine antitrust authority) sent Telecom Italia and Telecom Italia International Resolution no. 123/08, prohibiting the Telecom Italia Group from performing any act connected with the exercise of the call options or serving to transfer same until the pronouncement of CNDC on the call options in light of the completion of the Telco Transaction.

Telecom Italia and Telecom Italia International have challenged the measure with a view to obtaining its revocation. Subsequently, on January 28, 2009 CNDC (with Resolution no. 6/09) refused to transmit the objection to the competent judge, declaring the inexistence of a prejudice to Telecom Italia and Telecom Italia International insofar as Resolution no. 123/08 simply suspended the start of the time limit for the exercise of the call options by Telecom Italia International, without damaging the related contractual rights.

Telecom Italia and Telecom Italia International contend that Resolution no. 6/09 is illegitimate and have applied to the judge to proceed on his own authority to obtain their objection.

* * *

On January 9, 2009 Telecom Italia and Telecom Italia International received CNDN Resolution no. 4/09, in which - inter alia - the authority required Pirelli & Co. S.p.A., Sintonia S.p.A. and Sintonia S.A. (in their capacity as “sellers”) and Telefónica S.A., Assicurazioni Generali S.p.A., Intesa SanPaolo S.p.A., Sintonia S.A. and Mediobanca S.p.A. (in their capacity as “purchasers” of Olimpia’s entire capital) to notify the Telco Transaction, deeming that the acquisition of Olimpia S.p.A. by Telco S.p.A. implied an economic concentration insofar as it would cause a change of control over Telecom Italia, and consequently Telecom Argentina in favour of Telco and Telefónica acquiring a significant influence over Telco.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	211

Note 28 - Contingent liabilities and assets, other information, commitments and guarantees

In addition, the measure ordered the purchasers to refrain from exercising favor, directly or indirectly, their “derechos politicos” as direct or indirect shareholders of Telecom Italia, Telco, Olimpia, Telecom Italia International, Sofora, Nortel Inversora and Telecom Argentina and their subsidiaries, including the rights deriving from shareholders’ agreements, until the pronouncement of CNDC on the concentration.

This restriction must be interpreted, according to a legal expert, as applying only to the Argentine market. In addition, in the same measure CNDC order the directors and members of the boards of statutory auditors nominated by Telecom Italia in companies belonging to the Telecom Argentina Group to refrain from performing any act that would violate the measure in any way.

BOLIVIA – ENTEL

On March 29, 2007, as part of its plans to nationalize various private firms, the Bolivian government adopted legislation creating a ministerial committee to conduct, within 30 days of the publication of the legislation, negotiations aimed at “returning” the company Entel S.A. to the Bolivian state. The shareholding had been acquired in 1995 by the Telecom Italia Group by means of the Dutch vehicle company ETI, wholly owned by Telecom Italia International N.V.

The legislative measure accuses Entel and ETI of a series of administrative and tax irregularities. Telecom Italia took part in the meetings with the committee for the sole purpose of learning the position of the government on the “recovery” of Entel and declared it was not guilty of any of the alleged irregularities.

Subsequently, on April 23, 2007 the Bolivian government adopted two other measures abroga-ting all the legislative acts on the basis of which the previous government had recognized Entel’s fulfilment of the undertakings entered into at the time of the privatization and declaring all the initiatives performed under the abrogated acts (especially the reduction of Entel’s capital at the end of 2005) to have been illegitimate. In addition, the Bolivian government annulled a series of administrative measures, including the acts adopted in 1995 to prepare for the privatization of Entel. On October 12, 2007, after failing to reach an agreement, ETI filed for arbitration with the International Centre for Settlement of Investment Disputes (ICSID), a World Bank institution located in Washington D.C., citing the violation of the international treaty for the protection of foreign investment in Bolivia and applying for damages to compensate for the losses incurred as a result of the measures adopted by the Bolivian government.

On October 31, 2007 ICSID announced the registration of the request for arbitration filed by ETI. On May 1, 2008 the Bolivian Government issued a decree providing for the nationalization of the Telecom Italia Group’s shareholding in Entel. The decree also provided for a price to be determined for the expropriated shares within 60 days of its publication, deducting all the reported and potential liabilities of Entel S.A..

In view of the entirely arbitrary nature of the expropriation and of the violation of the international agreements between Bolivia and the Netherlands, ETI obtained the precautionary sequestration of Entel assets in the United States and the United Kingdom, a measure that was subsequently not validated by the competent courts.

To date the Bolivian Government has not implemented the provisions regarding the determination of the price or the payment of compensation for the expropriation.

On December 16, 2008 the first hearing of the arbitration proceeding was held to discuss procedural matters and establish the calendar. At the present time, it is therefore deemed that the legitimacy of the right to damages can be confirmed and that the carrying amount can be recovered.

GERMANY – AOL ARBITRATION

In November 2008 AOL LLC and AOL Europe Sàrl (“AOL”) notified Telecom Italia Deutschland Holding GmbH (“TIDE”) and Telecom Italia S.p.A. that they had initiated an arbitration proceeding at the Paris International Chamber of Commerce (“ICC”) in relation to the contract for the acquisition by TIDE of the broadband assets of the AOL Time Warner Group in Germany, signed in September 2006 and closed on February 28, 2007.

The aim of the request for arbitration is to:

(i)	obtain a pronouncement that the contracts for the supply of services to a specific category of customers (known as Bring-Your-Own-Access or BYOA) are not to be considered sold to Telecom Italia and TIDE;

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	212

Note 28 - Contingent liabilities and assets, other information, commitments and guarantees

(ii)	condemn the defending parties to make HanseNet (the German company controlled by TIDE that currently manages the services provided to BYOA customers) pay back to AOL what is claimed to have been invoiced in an allegedly undue manner, amounting to about euro 2 million, for the services referred to in the previous indent.

During November 2008 Telecom Italia and TIDE appointed their arbitrator and applied to the ICC for the rejection of the arbitrator appointed by AOL. To date the board of arbitrators has not been appointed.

OTHER LIABILITIES CONNECTED WITH DISPOSALS OF ASSETS AND EQUITY INTERESTS

As part of the contracts for the disposal of assets and companies in prior years, the Telecom Italia Group undertook to indemnify the buyers, normally up to a percentage of the purchase price, in respect of contingent liabilities arising mainly from disputes in the legal, tax, social security and labour law fields.

At December 31, 2008, in respect of these potential liabilities totaling about euro 1 billion, provisions have been set aside only for the cases where a disbursement is deemed likely which amounts to euro 116 million.

The Telecom Italia Group also undertook to indemnify buyers in other cases for which no maximum amount was fixed, and in these cases it is not possible to estimate how much the Telecom Italia Group might be called upon to pay.

APPEALS AGAINST THE LICENCE FEES FOR THE YEARS 1994-98

Certain appeals brought by Telecom Italia and Tim are still pending; they concern the requests by the Ministry of Communications for payment of the balance of the licence fees for the years 1994-98.

•	b) Potential assets

LICENCE FEE FOR 1998

On December 15, 2008 the Lazio Regional Administrative Court dismissed the Telecom Italia Group’s request to be repaid the 1998 licence fee despite the favourable ruling of the EU Court of Justice of February 23, 2008 on the preliminary issue raised by the Italian court. The Company intends to appeal to the Council of State against the ruling of the Lazio Regional Administrative Court. It should be noted that in 2003 Telecom Italia and Tim had brought separate actions to determine their right to repayment of the licence fee for 1998 (equal to euro 386 million for Telecom Italia and to euro 143 million for Tim, plus interest) in view of the conflict between Directive 97/13/EC on a common framework for general authorizations and individual licences in the field of telecommunications services and Italian law and specifically Article 20 of Law 448/1998, which had extended to 1998 (after the liberalization of the market had been completed) the obligation for telecommunications operators to pay the annual licence fee.

•	c) Other information

PETITION FOR THE RECOVERY OF LEGAL INTEREST UNDER Article 20 OF LAW 448/1998

In November 2008 Telecom Italia filed a petition with the Lazio Regional Administrative Court to obtain the legal interest accrued, amounting to about euro 100 million, on the amounts unduly paid to the Ministry for the Economy and Finance and the Ministry of Communications in 2000 as levies under Article 20(2) of Law 448/1998.

The petition derives from the repeated failure of the above-mentioned ministries to pay the legal interest accrued on the amounts unduly paid by Telecom Italia, of which the ministries subsequently repaid the principal amount (euro 546 million), in partial implementation of the Lazio Regional Administrative Court’s decisions. 47 and 52 of 2005, which had annulled the ministerial decree of March 21, 2000 establishing the manner of paying the levy in place of the licence fee.

Since the ministries did not spontaneously comply with the obligation to make payment, Telecom Italia filed a enforcement request, which was upheld by the Lazio Regional Administrative Court in 2006 with a judgment confirmed by the Council of State in October 2007, thus definitively recognizing the obligation on the public administration to make payment.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	213

Note 28 - Contingent liabilities and assets, other information, commitments and guarantees

With a document dated April 2008 the ministries appealed to the Court of Cassation against the judgment of the Council of State under Article 111 of the Constitution, claiming that the administrative judge did not have jurisdiction to rule on the enforcement request. Telecom Italia participated in the proceeding and opposed the reasons put forward by the ministries.

With a judgment handed down on February 10, 2009 the Lazio Regional Administrative Court upheld the enforcement request filed by Telecom Italia in November 2008 and ordered payment of the legal interest accrued on the amounts unduly paid under Article 20 of Law 448/1998 and payable by the above-mentioned ministries in an amount of about euro 100 million.

MOBILE TELEPHONY: INQUIRY INTO DEALERS

During the year, the management of the indirect sales channel, the dealers channel, was improved with new more rigorous criteria after it was found, as part of external legal investigations, that illegal practices had been engaged in to the detriment of the Company and with no part to the fictitious registration of Sim cards. Actions have been brought against the parties involved, including legal action, to safeguard the company’s interest, while special controls have been activated on the documentation in the information systems, with specific testing of the silent lines currently being carried out.

In the meantime, a series of measures has been adopted by Telecom Italia to improve and further the strengthen the internal control system especially in relation to controls over the bonus system for the sales force and on the process for registering prepaid cards, as well as to strengthen controls over the points of sale.

•	d) Commitments and guarantees

Guarantees provided amounted to euro 212 million net of euro 156 million of counter-guarantees received, and consisted mainly of sureties provided by Telecom Italia on behalf of related companies (euro 31 million) and for other medium and long-term financial transactions.

In addition, the 47.80% equity interest in Tiglio I has been pledged to the banks that financed the company.

Purchase and sale commitments at December 31, 2008 amounted to euro 283 million and euro 2 million respectively and referred to the part of commitments not falling within the normal “operating cycle” of the Group still to be fulfilled euro 260 million of the purchase commitments referred to DVB-H contracts concluded by Telecom Italia with the main Italian television operators, in particular the Mediaset Group and Sky Italia, to provide the “Tim-TV” service.

The parent company Telecom Italia issued “weak” letters of patronage for a total of euro 138 million to ETECSA in relation to financing provided by suppliers.

Guarantees provided by third parties for euro 2,930 million of obligations of Group companies referred to loans (euro 1,784 million) and the performance of contracts (euro 1,146 million).

The main guarantees granted at December 31, 2008 are detailed below:

Issuer	Amount (millions of euro)
BBVA - Banco Bilbao Vizcaya Argentaria	716
Intesa SanPaolo	190
Sumitomo	129
Banca Nazionale del Lavoro	242
Bank of Tokyo - Mitsubishi UFJ	200
Banco Santander	86
Other banks in favour of EIB (1)	145
Others for guarantees with the 3G service in Brazil	198

(1)

For loans disbursed by EIB in respect of EIB loans for the following projects: Tim Rete Mobile, Telecom Italia Breitband Infrastruktur Deutschland, Telecom Italia Media Digital Network, Telecom Italia Broadband France and Telecom Italia Banda Larga Mezzogiorno.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	214

Note 28 - Contingent liabilities and assets, other information, commitments and guarantees

•	e) Assets pledged as collateral for financial liabilities

The contracts for supported loans granted by the Brazilian development bank BNDES (Banco Nacional de Desenvolvimento Econômico e Social) to certain operating companies of the Tim Brasil group for a total equivalent amount of euro 397 million are guaranteed by a part of the receipts of those companies deposited in bank accounts that are pledged in favor of BNDES. The bank will have access to such amounts only in the case of default by the companies, otherwise the funds are automatically transferred to accounts to which the latter have full access.

Note 29 – Revenues

Revenues decreased by euro 855 million compared to 2007. Details of revenues are as follows:

(millions of euro)			2008	2007
Sales	(A	)	2,304	2,273
Services:
- traffic			15,041	16,084
- subscription charges			8,619	8,603
- fees			455	494
- Value-Added Services (VAS) – mobile telecommunications (*)			2,798	2,404
- recharging of prepaid cards			44	162
- other services			893	982
	(B	)	27,850	28,729
Revenues on construction contracts	(C	)	4	11
Total	(A+B+C	)	30,158	31,013

(*)	Includes VAS traffic by foreign customers when roaming on the Telecom Italia network.

Revenues from telecommunications services are presented gross of amounts due to other TLC operators, equal to euro 4,758 million (euro 5,243 million in 2007, -9.3%).

For a breakdown of revenues by segment/geographical area, reference should be made to the Note “Segment reporting and information by geographical area”.

Note 30 – Other income

Other income decreased by euro 50 million compared to 2007 and consists of the following:

(millions of euro)	2008	2007
Late payment fees charged for telephone services	86	90
Recovery of employee benefits expenses and services rendered	59	58
Capital and operating grants	44	34
Damage compensation and penalties	68	44
Other income	99	180
Total	356	406

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	215

Note 29 - Revenues — Note 30 - Other income

Note 31 – Acquisition of goods and services

Acquisition of goods and services decreased by euro 379 million compared to 2007. Details are as follows:

(millions of euro)			2008	2007
Acquisitions of raw materials and merchandise	(A	)	2,720	2,635
Costs of services:
Revenues due to other TLC operators			4,758	5,243
Interconnection costs			359	307
Commissions, sales commissions and other selling expenses			1,479	1,613
Advertising and promotion expenses			588	597
Professional and consulting services			403	409
Utilities			439	422
Maintenance			354	347
Outsourcing costs for other services			542	451
Mailing and delivery expenses for telephone bills, directories and other materials to customers			106	118
Other service expenses			879	966
	(B	)	9,907	10,473
Lease and rental costs:
Property lease costs			606	595
TLC line lease rent and rent for use of satellite systems			333	300
Other lease and rental costs			310	252
	(C	)	1,249	1,147
Total	(A+B+C	)	13,876	14,255

Note 32 – Employee benefits expenses

Employee benefits expenses amount to euro 4,220 million, an increase of euro 398 million (+10.4% compared to 2007, euro 3,822 million).

Employee benefits expenses consist of the following:

(millions of euro)			2008	2007
Employee benefits expenses
Wages and salaries			2,677	2,651
Social security expenses			958	932
Employee severance indemnities			69	68
Other employee benefits			93	76
	(A	)	3,797	3,727
Temp work costs	(B	)	48	57
Miscellaneous expenses for personnel and for other labor-related services rendered
Remuneration of staff other than employees			9	15
Charges for termination benefit incentives			367	161
Other			(1)	(138)
	(C	)	375	38
Total			4,220	3,822

“Wages and salaries”, “Social security expenses” and “Employee severance indemnities” are lower as a result of the contraction in the average number of the salaried workforce (-2,250 compared to December 31, 2007) and countered by the continuing increase in costs due to the effect of the October 2007 and June 2008 increases in the minimum salary contract terms established by the July 31, 2007

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	216

Note 31 - Acquisition of goods and services — Note 32 - Employee benefits expenses

TLC collective national labor contract, for the two economic years 2007 and 2008. The higher expense in “Other employee benefits” is primarily due to the change in the costs subject to deferral under IAS 18.

“Charges for termination benefit incentives” (euro 367 million) include euro 287 million relating to the Domestic Business Unit for the mobility agreements under Law 223/91 signed with the labor unions by Telecom Italia (September 19, 2008) and Telecom Italia Sparkle (October 28, 2008), as well as euro 5 million for temporary layoff, under Law 223/91, signed by Olivetti and Olivetti I-Jet (December 11, 2008).

“Miscellaneous expenses for personnel and for other labor-related services rendered - Other” in 2007 (-euro 138 million) included the positive impact of the profit bonus accrued in 2006 that was no longer due following agreements with the labor unions in June 2007 (-euro 79 million) and the actuarial recalculation of the provision for employee severance indemnities as a result of applying the new law on supplementary benefits (-euro 59 million).

The average equivalent number of paid employees, including those with temp work contracts and excluding those of Discontinued operations/Non-current assets held for sale was 76,028 in 2008 (78,278 in 2007). A breakdown by category is as follows:

(number)	2008	2007
Executives	1,252	1,300
Middle Management	5,096	4,872
White collars	67,919	69,562
Blue collars	298	341
Employees on the payroll	74,565	76,075
People with temp work contracts	1,463	2,203
Total (*)	76,028	78,278

(*)	Excluding employees of “Discontinued operations/Non-current assets held for sale” (757 in 2008, 1,350 in 2007).

The number of employees in service at December 31, 2008 is 77,825 (82,069 at December 31, 2007), with a decrease of 4,244.

Note 33 – Other operating expenses

Other operating expenses decreased by euro 535 million compared to 2007 and are composed as follows:

(millions of euro)	2008	2007
Writedowns and expenses in connection with credit management	744	951
Charges for accruals to provisions	82	323
TLC operating fees and charges	315	283
Taxes on revenues of Brazilian companies	282	266
Duties and indirect taxes	139	155
Penalties, other compensation and administrative fines	63	60
Association fees, donations, scholarships and traineeships	26	25
Sundry expenses	45	168
Total	1,696	2,231
of which, included in the supplementary disclosure on financial instruments	744	951

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Writedowns and expenses in connection with credit management include euro 402 million relating to the Domestic Business Unit (euro 652 million in 2007), euro 280 million relating to the Brazil Business Unit (euro 268 million in 2007) and euro 58 million relating to the European BroadBand Business Unit (euro 25 million in 2007). Expenses charged in 2008 in connection with credit management take into account both the assessment of credit risks on consumer and business customers arising from the recent change

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	217

Note 33 - Other operating expenses

in macroeconomic conditions and the steps taken to recover receivables. Accruals to provisions recorded mainly for pending disputes include euro 39 million relating to the Domestic Business Unit (euro 287 million in 2007, recognized to account for unfavorable developments in disputes of a regulatory nature with other fixed-line and mobile operators) and euro 36 million relating to the Brazil Business Unit (euro 18 million in 2007).

In 2007, amounts were provided owing to unfavorable developments relating to litigation of a regulatory nature with other fixed-line and mobile telephony operators as well as in connection with the management of overdue receivables from mobile customers with post-paid contracts and doubtful receivables resulting from contracts terminated with fixed-line customers; higher expenses were also recorded for credit management following settlements reached with other operators.

Note 34 – Internally generated assets

Internally generated assets decreased by euro 15 million compared to 2007, and consist of the following:

(millions of euro)	2008	2007
Intangible assets with a finite useful life	318	335
Tangible assets owned	213	211
Total	531	546

Internally generated assets mainly include labor costs for technical staff dedicated to software development and work in connection with the executive design, construction and testing of network installations.

Note 35 – Depreciation and amortization

Depreciation and amortization increased by euro 232 million compared to 2007. Details are as follows:

(millions of euro)			2008	2007
Amortization of intangible assets with a finite useful life:
Industrial patents and intellectual property rights			1,775	1,738
Concessions, licenses, trademarks and similar rights			331	287
Other intangible assets			342	275
	(A	)	2,448	2,300
Depreciation of tangible assets owned:
Buildings (civil and industrial)			43	44
Plant and equipment			2,850	2,739
Manufacturing and distribution equipment			23	31
Ships			8	7
Other assets			407	423
	(B	)	3,331	3,244
Depreciation of tangible assets held under finance leases:
Buildings (civil and industrial)			104	100
Plant and equipment			3	1
Aircraft			3	4
Other assets			17	25
	(C	)	127	130
Total	(A+B+C	)	5,906	5,674

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	218

Note 34 - Internally generated assets — Note 35 - Depreciation and amortization

An analysis of depreciation and amortization by segment is presented in the Note “Segment reporting and information by geographical area”.

The increase in amortization is related to European BroadBand development and the portion of SAC costs capitalized for rate packages.

The increase in depreciation is largely attributable to the shift in the capital expenditure mix, in the Domestic Unit, to assets with a shorter life, and also the full effect in 2008 of the depreciation charge on tangible assets capitalized in 2007.

Note 36 – Gains (losses) on disposals of non-current assets

Gains (losses) on disposals of non-current assets increased by euro 30 million compared to 2007. Details are as follows:

(millions of euro)			2008	2007
Gains on disposals of non-current assets:
Gains on the retirement/disposal of intangible and tangible assets			35	32
Gains on the disposal of investments in subsidiaries			9	1
	(A	)	44	33
Losses on disposals of non-current assets:
Losses on the retirement/disposal of intangible and tangible assets			9	28
	(B	)	9	28
Total	(A-B	)	35	5

Gains (losses) on non-current assets totaling euro 35 million mainly refer to the disposal of intangible and tangible assets and include euro 9 million for the disposal of the Pay-per-View business segment by Telecom Italia Media and other net gains realized primarily on the sale of buildings. In 2007, gains (losses) on non-current assets mainly referred to the disposal of intangible and tangible assets and included a portion of the gain released to income that had been deferred at the time of the sale of properties to Tiglio II (euro 10 million).

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	219

Note 36 - Gains (losses) on disposals of non-current assets

Note 37 – Impairment reversals (losses) on non-current assets

Impairment losses on non-current assets decreased by euro 11 million compared to 2007. Details are as follows:

(millions of euro)	2008	2007
Impairment losses on non-current assets:
- on intangible assets	27	22
- on tangible assets	6	22
Total	33	44

The impairment losses on intangible assets include the impairment loss on goodwill relating to the acquisition of AOL internet businesses in Germany through HanseNet (euro 21 million, following the recognition of tax benefits in 2008 that had not been recognized at the acquisition date since the requisites for recognition were not believed to have existed at that time) and the writedown of software projects and equipment not used by Domestic Business Unit.

The impairment losses on tangible assets primarily refer to network materials (cables, reels and telephone equipment) which are being replaced by new technologically advanced equipment by the Domestic Business Unit.

In 2007, impairment losses included euro 22 million for intangible assets recognized by the Domestic Business Unit after abandoning activities for the development of some software projects, and euro 22 million for tangible assets largely in reference to the Domestic and Olivetti Business Units for the writedown of telephone materials and industrial equipment.

Note 38 – Other income (expenses) from investments

Other income (expenses) from investments decreased by euro 463 million compared to 2007. Details are as follows:

(millions of euro)	2008	2007
Dividends from Other investments	3	7
Net gains on disposals of Other investments	2	462
Writedown of Other investments	(1)	(2)
Total	4	467
of which, included in the supplementary disclosures on financial instruments	3	237

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

In 2007 net gains on disposals of Other investments included the gains on the sale of the entire stakes held in Oger Telecom (euro 86 million), Capitalia (euro 38 million), Mediobanca (euro 109 million), Solpart Participações (euro 201 million) and Brasil Telecom Participações (euro 27 million).

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	220

Note 37 - Impairment reversals (losses) on non-current assets
Note 38 - Other income (expenses) from investments

Note 39 – Finance income

Finance income increased by euro 816 million compared to 2007. Details are as follows:

(millions of euro)			2008	2007
Other finance income:
Income from financial receivables, classified as Non-current assets			8	13
Income from securities other than investments, classified as Non-current assets			1	4
Income from securities other than investments, classified as Current assets			13	17
Income other than the above:
Interest income			280	236
Foreign exchange gains			934	556
Income from fair value hedge derivatives			400	421
Reversal of the Reserve for cash flow hedge derivatives to the income statement (interest rate component)			574	491
Income from non-hedging derivatives			36	39
Miscellaneous finance income			116	78
	(A	)	2,362	1,855
Positive fair value adjustments to:
Fair value hedge derivatives			1,103	241
Underlying financial assets and liabilities of fair value hedges			32	720
Non-hedging derivatives			226	91
	(B	)	1,361	1,052
Impairment reversals on financial assets other than investments	(C	)	1	1
Total	(A+B+C	)	3,724	2,908
of which, included in the supplementary disclosures on financial instruments			676	421

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Foreign exchange gains amount to euro 934 million and increased by euro 378 million compared to 2007 (euro 556 million). This amount was reduced by euro 558 million of foreign exchange losses originating from the Reversal of the Reserve for cash flow hedge derivatives to the income statement (euro 540 million in December 2007). The counterpart of foreign exchange gains is represented by foreign exchange losses (euro 1,071 million in 2008, euro 561 million in 2007). Additional information is provided in the Note “Finance expenses”.

Income from fair value hedge derivatives (euro 400 million) decreased by euro 21 million compared to 2007 (euro 421 million) and relates to CCIRS contracts for euro 252 million and IRS contracts for euro 148 million.

The positive effect of the Reversal of the Reserve for cash flow hedge derivatives) to the income statement (interest rate component (euro 574 million) increased by euro 83 million compared to 2007 (euro 491 million). It refers to CCIRS contracts for euro 304 million and IRS contracts for euro 270 million which include euro 19 million for the positive effect of the early closing of cash flow hedge derivatives on euro 1,500 million of underlying debt relating to the Term Loan totaling euro 3,000 million expiring in 2010.

Income from non-hedging derivatives (euro 36 million) decreased by euro 3 million compared to 2007 (euro 39 million) and relates to IRS contracts for euro 27 million, CCIRS contracts for euro 7 million and other derivative contracts for euro 2 million. Miscellaneous finance income (euro 116 million) increased by euro 38 million compared to 2007 (euro 78 million) and includes higher income generated by the buyback of own bonds (euro 62 million).

Positive fair value adjustments to fair value hedge derivatives of euro 1,103 million increased by euro 862 million compared to 2007 (euro 241 million). The counterpart of this amount is represented by negative fair value adjustments to the underlying financial assets and liabilities of fair value hedge derivatives which amount to euro 1,164 million (euro 269 million in 2007).

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	221

Note 39 - Finance income

Positive fair value adjustments to the underlying financial assets and liabilities of fair value hedge derivatives of euro 32 million decreased by euro 688 million compared to 2007 (euro 720 million). The counterpart of this amount is represented by negative fair value adjustments to the corresponding fair value hedge derivatives equal to euro 23 million (euro 722 million in 2007).

Positive fair value adjustments to non-hedging derivatives of euro 226 million increased by euro 135 million compared to 2007 (euro 91 million); euro 221 million of the increase refers to the effects of transactions put into place by the Brazil Business Unit (on financial debt in foreign currencies, entirely hedged but not qualifying for hedge accounting). The counterpart of this amount is represented by foreign exchange gains and losses. This effect is partly offset by the absence of the positive effect of the measurement of the Sofora Telecomunicaciones S.A. option which was equal to euro 70 million in 2007.

Note 40 – Finance expenses

Finance expenses increased by euro 1,266 million compared to 2007. Details are as follows:

(millions of euro)			2008	2007
Interest expenses and other finance expenses:
Interest expenses and other costs relating to bonds			1,746	1,824
Interest expenses to banks			363	360
Interest expenses to others			232	235
			2,341	2,419
Commissions			14	14
Foreign exchange losses			1,071	561
Charges from fair value hedge derivatives			507	435
Reversal of the Reserve for cash flow hedge derivatives to the income statement (interest rate component)			570	421
Charges from non-hedging derivatives			67	44
Miscellaneous finance expenses			298	179
	(A	)	4,868	4,073
Negative fair value adjustments to:
Fair value hedge derivatives			23	722
Underlying financial assets and liabilities of fair value hedge derivatives			1,164	269
Non-hedging derivatives			303	28
	(B	)	1,490	1,019
Impairment losses on financial assets other than investments	(C	)	—	—
Total	(A+B+C	)	6,358	5,092
of which, included in the supplementary disclosures on financial instruments			2,776	2,418

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Interest expenses and other financial expenses (euro 2,341 million) decreased by euro 78 million compared to 2007 (euro 2,419 million) mainly as a result of the reduction in the average net debt exposure, which compensated for the negative effect of a rise in interest rates.

Foreign exchange losses (euro 1,071 million) increased by euro 510 million compared to 2007 (euro 561 million). This amount was reduced by euro 343 million by foreign exchange gains arising from the Reversal of the Reserve for cash flow hedge derivatives to the income statement. The counterpart of this amount is represented by foreign exchange gains (euro 934 million in 2008; euro 556 million in 2007).

Charges from fair value hedge derivatives (euro 507 million) increased by euro 72 million compared to 2007 (euro 435 million) and refer to CCIRS contracts for euro 390 million and IRS contracts for euro 117 million.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	222

Note 40 - Finance expenses

The negative effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement for the interest rate component (euro 570 million) increased by euro 149 million compared to 2007 (euro 421 million) and refers to CCIRS contracts for euro 396 million and IRS contracts for euro 174 million.

Charges from non-hedging derivatives (euro 67 million) increased by 23 million compared to 2007 (euro 44 million) and refer to IRS contracts for euro 28 million, CCIRS contracts for euro 38 million and other derivative contracts for euro 1 million.

Miscellaneous finance expenses (euro 298 million) increased by euro 119 million compared to 2007 (euro 179 million). This change refers to the writedown of the receivables from Lehman Brothers for euro 58 million following the company’s announcement that it had begun bankruptcy proceedings. The announcement led to a writedown recognized by Telecom Italia on the derivative transactions hedging the financial risks on its financial debt. The increase is also due to the expenses generated by discounting to present value the debt on the purchase of the 3G mobile telephone licenses by the Brazil Business Unit for euro 32 million.

Negative fair value adjustments to fair value hedge derivatives (euro 23 million) decreased by euro 699 million compared to 2007 (euro 722 million). The counterpart of this amount is represented by the positive fair value adjustments to the underlying financial assets and liabilities of fair value hedge derivatives (euro 32 million; euro 720 million in 2007).

Negative fair value adjustments to underlying financial assets and liabilities of fair value hedge derivatives (euro 1,164 million) increased by euro 895 million compared to 2007 (euro 269 million). The counterpart of this amount is represented by the positive fair value adjustments to the corresponding fair value hedge derivatives (euro 1,103 million; euro 241 million in 2007).

Negative fair value adjustments to non-hedging derivatives of euro 303 million increased by euro 275 million compared to the 2007 (euro 28 million); euro 82 million of the increase relates to the effects of transactions put into place by the Brazil Business Unit (on financial debt in foreign currencies, entirely hedged but not qualifying for hedge accounting). The counterpart of this amount is represented by foreign exchange gains and losses and the negative effect of the measurement of the Sofora Telecomunicaciones S.A. option for euro 190 million in 2008 (a positive effect of euro 70 million in 2007).

Note 41 – Income tax expense

Income tax expense decreased by euro 1,028 million compared to 2007. Detailes are as follows:

(millions of euro)			2008	2007
Current taxes for the year			1,280	892
Lower current taxes of prior years			(106)	(143)
Substitute tax (tax realignment)			533	—
Total current taxes			1,707	749
Deferred taxes			(1,054)	934
Total taxes on Continuing operations	(A	)	653	1,683
Total taxes on Discontinued operations/Non-current assets held for sale	(B	)	—	(2)
Total income tax expense for the year	(A+B	)	653	1,681

The Parent, Telecom Italia, and some Italian subsidiaries exercised the right, pursuant to Law 244 dated December 24, 2007 to:

•

realign, for certain balance sheet elements, the tax amounts to the book amounts as at December 31, 2007; these differences, which arose as a result of deductions taken off-book for accelerated depreciation filed in the tax returns, were taxed with the IRES and IRAP substitute tax. The exercise of this right led to the recognition, in income tax expense, of a substitute tax of euro 532 million and income of euro 1,046 million, generated by a reversal of Deferred tax liabilities;

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	223

Note 41 - Income tax expense

•

tax, certain balance sheet elements of the companies adhering to the consolidated national tax return, with the substitute tax, the amount of the differences between the relative amounts for tax and book purposes. The exercise of this right led to the recognition, in income tax expense, of a substitute tax of euro 1 million and income of euro 2 million with an offsetting entry to Deferred tax assets.

Taxes on “Discontinued operations/Non-current assets held for sale” are classified in the income statement in “Profit (loss) from discontinued operations/Non-current assets held for sale”.

The profit before tax and the income tax expense for the years ended December 31, 2008 and 2007 are summarized as follows:

(millions of euro)	2008	2007
Profit before tax:
• from Continuing operations	2,897	4,324
• from Discontinued operations/Non-current assets held for sale	(29)	(188)
Total profit before tax	2,868	4,136
Current taxes	1,707	747
Deferred taxes	(1,054)	934
Total income tax expense	653	1,681
of which:
• on Continuing operations	653	1,683
• on Discontinued operations/Non-current assets held for sale	—	(2)

The reconciliation between the theoretical tax expense, using the IRES tax rate in force in Italy, and the effective tax expense for the years ended December 31, 2008 and 2007 is the following:

(millions of euro)	2008		2007
Profit before tax
• from Continuing operations	2,897		4,324
• from Discontinued operations/Non-current assets held for sale	(29)		(188)
Total profit before tax	2,868		4,136
Taxes calculated at the tax rate in force	789	27.5%	1,365	33%
Tax losses for the year not considered recoverable	123	4.3%	73	1.7%
Tax losses not considered recoverable in previous years and recovered during the year	(118)	(4.1)%	(91)	(2.2)%
Non-deductible costs	64	2.2%	69	1.7%
Effect of change in IRES tax rate	—	—	(37)	(0.9)%
Withholding tax	—	—	(96)	(2.3)%
Tax realignment	(515)	(18.0)%	—	—
Other net differences	(51)	(1.7)%	(29)	(0.7)%
IRAP and other taxes calculated on a basis other than profit before taxes (excluding the effect of tax realignment)	361	12.6%	427	10.3%
Total effective taxes booked to the income statement	653	22.8%	1,681	40.6%

The Parent, Telecom Italia, is evaluating whether to take advantage of the provisions of Legislative Decree 185 dated November 28, 2008 (converted into Law 2 on January 28, 2009) relating to the realignment of differences between the carrying amounts in the books and values for tax purposes.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	224

Note 41 - Income tax expense

Note 42 – Earnings per share

The potential shares from the conversion of stock options and convertible bonds have an anti-dilutive effect and therefore have not been considered in the calculation of earnings per share. The additional dividends to which the savings shareholders are entitled (at an invariable amount of euro 0.011) conventionally were allocated entirely to the profit from continuing operations.

			2008	2007
BASIC AND DILUTED EARNINGS PER SHARE
Profit attributable to equity holders of the Parent			2,214	2,448
less: additional dividends for savings shares (euro 0.011 per share)			(66)	(66)
	(millions of euro	)	2,148	2,382
Average number of ordinary and savings shares	(million	)	19,273	19,281

Basic and diluted earnings per share - ordinary shares			0.11	0.12
plus: additional dividends per savings share			0.01	0.01
Basic and diluted earnings per share - savings shares	(euro	)	0.12	0.13

BASIC AND DILUTED EARNINGS PER SHARE FROM CONTINUING OPERATIONS
Profit from continuing operations			2,243	2,634
less: additional dividends for savings shares			(66)	(66)
	(millions of euro	)	2,177	2,568
Average number of ordinary and savings shares	(million	)	19,273	19,281

Basic and diluted earnings per share from continuing operations - ordinary shares			0.11	0.13
plus: additional dividend per savings share			0.01	0.01
Basic and diluted earnings per share from continuing operations - savings shares	(euro	)	0.12	0.14

BASIC AND DILUTED EARNINGS PER SHARE FROM DISCONTINUED OPERATIONS/ NON-CURRENT ASSETS HELD FOR SALE
Profit (loss) from Discontinued operations/ Non-current assets held for sale	(millions of euro	)	(29)	(186)
Average number of ordinary and savings shares	(million	)	19,273	19,281

Basic and diluted earnings per share from Discontinued operations/ Non-current assets held for sale - ordinary shares	(euro	)	—	(0.01)
Basic and diluted earnings) per share from Discontinued operations/ Non-current assets held for sale - savings shares	(euro	)	—	(0.01)

			2008	2007
Average number of ordinary shares			13,246,643,947	13,254,934,303
Average number of savings shares			6,026,120,661	6,026,120,661
Total			19,272,764,608	19,281,054,964

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	225

Note 42 - Earnings per share

Note 43 – Segment reporting and information by geographical area

•	a) Segment reporting

Starting from the first quarter of 2007, the disclosure of segment information has been modified to reflect the organizational structure in effect from the date of January 22, 2007. The new structure aims to ensure greater operational flexibility and facilitate the convergence among the various areas of business (fixed-line communications, mobile communications, broadband Internet and media content). The accounting representation is the following:

•	Domestic

•	Brazil

•	European BroadBand

•	Media

•	Olivetti

•	Other operations

In order to facilitate the comparability of the data, the segment information of prior periods has been restated.

Consolidated income statements by business segment

	Domestic		Brazil		European BroadBand		Media		Olivetti		Other operations		Adjustments and eliminations		Consolidated total
(millions of euro)	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Third-party revenues	23,103	24,080	5,201	4,982	1,259	1,150	240	240	303	352	52	209	—	—	30,158	31,013
Intragroup revenues	165	140	7	8	15	1	47	23	49	56	82	42	(365)	(270)	—	—
Revenues by segment	23,268	24,220	5,208	4,990	1,274	1,151	287	263	352	408	134	251	(365)	(270)	30,158	31,013
Other income	270	325	51	28	23	26	5	13	14	18	3	13	(10)	(17)	356	406
Total operating revenues and other income	23,538	24,545	5,259	5,018	1,297	1,177	292	276	366	426	137	264	(375)	(287)	30,514	31,419
Acquisition of goods and services	(9,644)	(10,215)	(3,026)	(2,810)	(886)	(742)	(258)	(240)	(298)	(357)	(63)	(125)	299	234	(13,876)	(14,255)
Employee benefits expenses	(3,638)	(3,282)	(234)	(223)	(130)	(126)	(87)	(79)	(82)	(81)	(54)	(34)	5	3	(4,220)	(3,822)
of which: changes for accruals to employee severance indemnities	(65)	(66)	—	—	—	—	(1)	(1)	—	(1)	(3)	—	—	—	(69)	(68)
Other operating expenses	(725)	(1,337)	(889)	(821)	(59)	(27)	(7)	(14)	(9)	(23)	(9)	(12)	2	3	(1,696)	(2,231)
of which: bad debts expenses and charges for accruals to provisions	(440)	(939)	(316)	(285)	(58)	(25)	(4)	(4)	(7)	(19)	—	(2)	—	—	(825)	(1,274)
Changes in inventories	18	(24)	101	43	1	—	1	1	(7)	(9)	—	1	—	(1)	114	11
Internally generated assets	449	487	6	—	22	15	—	1	—	—	—	—	54	43	531	546
EBITDA	9,998	10,174	1,217	1,207	245	297	(59)	(55)	(30)	(44)	11	94	(15)	(5)	11,367	11,668
Depreciation and amortization	(4,569)	(4,397)	(1,027)	(1,048)	(254)	(175)	(63)	(62)	(7)	(16)	(9)	(31)	23	55	(5,906)	(5,674)
Gains (losses) on disposals of non-current assets	27	12	(1)	(9)	—	—	9	—	—	—	—	—	—	2	35	5
Impairment reversals (losses) on non-current assets	(12)	(38)		—	(21)	—		—		(6)		—	—	—	(33)	(44)
EBIT	5,444	5,751	189	150	(30)	122	(113)	(117)	(37)	(66)	2	63	8	52	5,463	5,955
Share of profits (losses) of associates and joint ventures accounted for using the equity method	(15)	10	—	—	—	—	—	—	—	—	79	76	—	—	64	86
Other income (expenses) from investments															4	467
Finance income															3,724	2,908
Finance expenses															(6,358)	(5,092)
PROFIT BEFORE TAX FROM CONTINUING OPERATIONS															2,897	4,324
Income tax expense															(653)	(1,683)
PROFIT FROM CONTINUING OPERATIONS															2,244	2,641
Profit or loss from Discontinued operations/Non-current assets held for sale															(29)	(186)
PROFIT FOR THE YEAR															2,215	2,455
of which:
* Profit attributable to equity holders of the Parent															2,214	2,448
* Profit (loss) attributable to Minority Interest															1	7

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	226

Note 43 - Segment reporting and information by geographical area

Capital expenditures by business segment

	Domestic		Brazil		European BroadBand		Media		Olivetti		Other operations		Adjustment and eliminations		Consolidated Total
(millions of euro)	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Purchase of intangible assets	1,489	1,597	866	477	162	139	31	48	—	1	—	—	(34)	(9)	2,514	2,253
Purchase of tangible assets	2,169	2,467	482	388	190	219	19	21	3	7	1	16	(13)	(1)	2,851	3,117
Total capital expenditures	3,658	4,064	1,348	865	352	358	50	69	3	8	1	16	(47)	(10)	5,365	5,370

Employees at year-end by business segment

	Domestic		Brazil		European BroadBand		Media		Olivetti		Other operations		Consolidated Total
(number)	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
		restated		restated		restated		restated		restated		restated		restated	historical
Employees (*)	61,816	64,362	10,285	10,030	2,912	3,191	967	1,016	1,194	1,279	651	2,191	77,825	82,069	83,429

(*)	Employees at period-end do not take into account the number of employees relating to Discontinued operations/Non-current assets held for sale.

Other information at year-end by business segment

	Domestic		Brazil		European BroadBand		Media		Olivetti		Other operations		Adjustment and eliminations		Consolidated Total
(millions of euro)	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
		restated		restated		restated		restated		restated		restated		restated		restated	historical
Operating assets by segment	67,676	69,056	4,992	5,919	1,795	1,696	624	653	224	249	164	595	(265)	(245)	75,210	77,923	78,600
Investments accounted for using the equity method	103	129	—	—	1	1	—	—	1	1	391	353	—	—	496	484	484
Discontinued operations/Non-current assets held for sale															9	768	—
Unallocated assets															9,920	9,001	8,341
Total assets															85,635	88,176	87,425
Operating liabilities by segment	12,267	13,041	1,382	1,648	352	397	174	194	191	225	75	157	(216)	(196)	14,225	15,466	15,637
Liabilities directly associated with
Discontinued operation/Non-current assets held for sale															—	932	—
Unallocated liabilities															44,554	44,793	44,803
Equity															26,856	26,985	26,985
Total equity and liabilities															85,635	88,176	87,425

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	227

Note 43 - Segment reporting and information by geographical area

•	b) Information by geographical area

Breakdown by geographical (by the location of operations):

			Revenues		Operating assets at year end		Capital expenditures
(millions of euro)			2008	2007	2008	2007	2008	2007
Italy	(A	)	23,350	24,340	68,567	70,092	3,599	4,076
Europe (excluding Italy)			1,437	1,337	1,634	1,663	407	401
Latin America			5,253	5,191	4,994	6,167	1,350	881
Other countries			118	145	15	1	9	12
Total abroad	(B	)	6,808	6,673	6,643	7,831	1,766	1,294
Total	(A+B	)	30,158	31,013	75,210	77,923	5,365	5,370

Revenues by geographical area (by geographical location of the Group’s customers):

(millions of euro)			2008	2007 (*)
Italy	(A	)	21,735	22,391
Europe (excluding Italy)			2,359	2,547
Latin America			5,373	5,291
Other countries			691	784
Total abroad	(B	)	8,423	8,622
Total	(A+B	)	30,158	31,013

(*)	Following new criteria for the identification of revenues based on geographical location, the data for 2007 has been restated for purposes of comparison with 2008.

Employees by geographical area:

(number)	Executives	Middle management	White collars	Blue collars	People with temp contracts	Total 12/31/2008	Total 12/31/2007
Italy	1,130	4,722	57,334	335	721	64,242	66,951
Europe (excluding Italy)	30	147	2,655		354	3,186	3,486
Latin America	20	311	9,981			10,312	11,554
Other countries	8	38	39			85	78
Total	1,188	5,218	70,009	335	1,075	77,825	82,069

Note 44 – Related party transactions

There are no significant transactions with related parties, including intragroup transactions, which are non-recurring or unusual or atypical in nature.

The balances relating to transactions with related parties and the incidence on the income statements, the balance sheets and the cash flow statements for the years ended December 31, 2008 and 2007 are presented in the following tables.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	228

Note 44 - Related party transactions

The effect on the individual line items of the consolidated income statements for the years 2008 and 2007 are as follows:

		Related parties
INCOME STATEMENT LINE ITEM 2008 (millions of euro)	Total	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	% incidence on line item
Revenues	30,158	186	22	841			1,049	3.5
Other income	356	3	4	5			12	3.4
Acquisition of goods and services	13,876	127	32	579			738	5.3
Employee benefits expenses	4,220			4	94	36	134	3.2
Other operating expenses	1,696			1			1	0.1
Finance income	3,724	2		345			347	9.3
Finance expenses	6,358	33		54			87	1.4
Profit (loss) from Discontinued operations/Non-current assets held for sale	(29)			(1)			(1)	3.4

(*)	Other related parties through directors, statutory auditors and key managers.

		Related parties
INCOME STATEMENT LINE ITEM 2007 (millions of euro)	Total	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	% incidence on line item
Revenues	31,013	269	20	206			495	1.6
Other income	406	3					3	0.7
Acquisition of goods and services	14,255	89	24	174			287	2.0
Employee benefits expenses	3,822			2	84	43	129	3.4
Other operating expenses	2,231
Finance income	2,908	1		83			84	2.9
Finance expenses	5,092	38		46			84	1.6
Profit (loss) from Discontinued operations/Non-current assets held for sale	(186)

(*)	Other related parties through directors, statutory auditors and key managers.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	229

Note 44 - Related party transactions

The incidence on the individual line items of the consolidated balance sheets at December 31, 2008 and at December 31, is as follows:

		Related parties
BALANCE SHEET LINE ITEM AT 12/31/2008 (millions of euro)	Total	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	% incidence on line item
NET FINANCIAL DEBT
Securities, financial receivables and other non-current financial assets	2,663			255			255	9.6
Securities other than investments (current assets)	185
Financial receivables and other current financial assets	491	27		14			41	8.4
Cash and cash equivalents	5,416	8		1,189			1,197	22.1
Non-current financial liabilities	36,527	247		608			855	2.3
Current financial liabilities	6,267	142		75			217	3.5
Total net financial debt	34,039	354		(775)			(421)	(1.2)
OTHER BALANCE SHEET ITEMS
Miscellaneous receivables and other non-current assets	694	4					4	0.6
Trade and miscellaneous receivables and other current assets	8,101	113	6	267			386	4.8
Miscellaneous payables and other non-current liabilities	1,539		23	3			26	1.7
Trade and miscellaneous payables and other current liabilities	10,896	50	58	313	31		452	4.1

(*)	Other related parties through directors, statutory auditors and key managers.

		Related parties
BALANCE SHEET LINE ITEM AT 12/31/2007 (millions of euro)	Total	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	% incidence on line item
NET FINANCIAL DEBT
Securities, financial receivables and other non-current financial assets	695	25					25	3.6
Securities other than investments (current assets)	390			7			7	1.8
Financial receivables and other current financial assets	377			13			13	3.4
Cash and cash equivalents	6,473	1		277			278	4.3
Non-current financial liabilities	37,051	279		581			860	2.3
Current financial liabilities	6,585	141		164			305	4.6
Total net financial debt	35,701	394		448			842	2.4
OTHER BALANCE SHEET ITEMS
Miscellaneous receivables and other non-current assets	866	7					7	0.8
Trade and miscellaneous receivables and other current assets	9,088	156	9	369			534	5.9
Miscellaneous payables and other non-current liabilities	1,587		23	1			24	1.5
Trade and miscellaneous payables and other current liabilities	12,380	54	56	200	31		341	2.8

(*)	Other related parties through directors, statutory auditors and key managers.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	230

Note 44 - Related party transactions

The incidence on the individual line items of the consolidated cash flow statements for the years 2008 and 2007 is as follows:

		Related parties
CASH FLOWS STATEMENT LINE ITEM 2008 (millions of euro)	Total	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	% effect on line item
Purchase of intangible and tangible assets on an accrual basis	5,365	5	236	37			278	5.2
Dividends paid	1,665			281			281	16.9

(*)	Other related parties through directors, statutory auditors and key managers.

		Related parties
CASH FLOWS STATEMENT LINE ITEM 2007 (millions of euro)	Total	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	% incidence on line item
Purchase of intangible and tangible assets on an accrual basis	5,370	57	274	82			413	7.7
Dividends paid	2,831			383			383	13.5

(*) Other related parties through directors, statutory auditors and key managers.

Transactions with associates and joint ventures

The most significant amounts are summarized as follows:

INCOME STATEMENT LINE ITEM (millions of euro)	2008	2007	TYPE OF CONTRACT
REVENUES
ETECSA	5	6	International telecommunications services, roaming and technical assistance.
LI.SIT. S.p.A.	15	13	Information networking of the Lombardy Region social health system.
Nord.Com S.p.A.	1	1	Supply of data network connections and applications software.
Shared Service Center Scrl		14	Supply of telephone services, data transmission and computer services.
Telbios S.p.A.	1	1	Supply of telephone services, ADSL lines and sale of equipment.
Teleleasing S.p.A.	164	233	Sale of equipment as per the 2000 collaboration agreement.
Other minor companies		1
Total revenues	186	269
OTHER INCOME	3	3	Recovery of costs of personnel on secondment at some company holdings.
ACQUISITION OF GOODS AND SERVICES
Baltea S.p.A.	1	5	Supply of accessories and supply materials for copiers destined for resale.
ETECSA	81	6	International telecommunications services and roaming.
Luna Rossa Challenge 2007 S.L.		13	Sponsorships and trademark sublicense rights.
Nord.Com S.p.A.	1	3	Software services costs.
Shared Service Center Scrl		20	Supplies of computer services.
Teleleasing S.p.A.	34	28	Purchase of goods sold under leasing arrangements with Telecom Italia customers as per the 2000 collaboration agreement.
Telbios S.p.A.	6	8	Supply of services and products for the remote medicine offering.
Tiglio I S.r.l.	4	5	Lease of properties.
Tiglio II S.r.l.		1	Lease of properties.
Total acquisition of goods and services	127	89
FINANCE INCOME	2	1	Interest income on loans granted to Aree Urbane S.r.l.
FINANCE EXPENSES
Teleleasing S.p.A.	32	37	Interest expenses on finance leases.
Tiglio I S.r.l.	1	1	Interest expenses on finance leases.
Total finance expenses	33	38

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	231

Note 44 - Related party transactions

BALANCE SHEET LINE ITEM (millions of euro)	12/31/2008	12/31/2007	TYPE OF CONTRACT
NET FINANCIAL DEBT
SECURITIES, FINANCIAL RECEIVABLES AND OTHER NON- CURRENT FINANCIAL ASSETS		25	Medium/long-term loans with Aree Urbane S.r.l.
FINANCIAL RECEIVABLES AND OTHER NON-CURRENT ASSETS	27		Loans with Aree Urbane S.r.l.
CASH AND CASH EQUIVALENTS	8	1	Treasury account with Teleleasing S.p.A. for 2008 and with Perseo S.r.l. for 2007.
NON-CURRENT FINANCIAL LIABILITIES
Teleleasing S.p.A.	246	271	Finance lease.
Tiglio I S.r.l.		7	Sale and leaseback transactions.
Tiglio II S.r.l.	1	1	Sale and leaseback transactions.
Total non-current financial liabilities	247	279
CURRENT FINANCIAL LIABILITIES	142	141	Finance lease with Teleleasing S.p.A.
OTHER BALANCE SHEET ITEMS
MISCELLANEOUS RECEIVABLES AND OTHER NON-CURRENT ASSETS	4	7	Receivables from LI.SIT S.p.A. representing the residual share premium paid.
TRADE AND MISCELLANEOUS RECEIVABLES AND OTHER CURRENT ASSETS
ETECSA	11	3	International telecommunications services, roaming and dividends to be collected.
LI.SIT. S.p.A.	51	94	Information networking of the Lombardy Region social health system.
Nord.Com S.p.A.	1	1	Supply of data network connections and applications software.
Telbios S.p.A.	1	2	Supply of telephone services, ADSL lines and lease of a building.
Teleleasing S.p.A.	48	56	Sale of equipment.
Other minor companies	1
Total trade and miscellaneous receivables and other current assets	113	156
TRADE AND MISCELLANEOUS PAYABLES AND OTHER CURRENT LIABILITIES
ETECSA	5	16	Telecommunications services.
LI.SIT. S.p.A.	18	16	Deferred investment income.
Movenda S.p.A.	1	1	Purchase and development of computer solutions and applications software for SIM card laboratories and mobile handsets.
Nord.Com S.p.A.	2	3	Costs for software services.
Telbios S.p.A.	5	3	Supply of services and products for the remote medicine offering.
Teleleasing S.p.A.	16	10	Purchase of telecommunications equipment.
Tiglio I S.r.l.	2	2	Lease of properties.
Other minor companies	1	3
Total trade and miscellaneous payables and other current liabilities	50	54

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	232

Note 44 - Related party transactions

CASH FLOWS STATEMENT LINE ITEM (millions of euro)	2008	2007	TYPE OF CONTRACT
PURCHASE OF INTANGIBLE AND TANGIBLE ASSETS ON AN ACCRUAL BASIS
Shared Service Center Scrl		53	Purchases of information and computer and equipment projects.
Other minor companies	5	4
Total purchase of intangible and tangible assets on an accrual basis	5	57

Transactions with companies controlled by associates and joint ventures

The most significant amounts are summarized as follows:

INCOME STATEMENT LINE ITEM (millions of euro)	2008	2007	TYPE OF CONTRACT
REVENUES
Italtel group	2	2	Supply of telephone and data transmission services, contact center and sale of LAN and MAN networks.
Telecom Argentina group	20	18	Services of international telecommunications and roaming; service of data and voice; supply of “IRU” transmission capacity; supply of evolved platforms and technical assistance rendered by Telecom Italia for the development of broadband and the study of Value-Added Services.
Total revenues	22	20
OTHER INCOME	4		Commercial settlement with the Italtel group.
ACQUISITION OF GOODS AND SERVICES
Italtel group	25	17	Maintenance contracts and assistance for switching equipment.
Telecom Argentina group	7	7	International telecommunications services and roaming.
Total acquisition of goods and services	32	24

BALANCE SHEET LINE ITEM (millions of euro)	12/31/2008	12/31/2007	TYPE OF CONTRACT
TRADE AND MISCELLANEOUS RECEIVABLES AND OTHER CURRENT ASSETS
Italtel group	1	1	Supply and maintenance of equipment, telephone and data transmission services.
Telecom Argentina group	5	8	Services international telecommunications and roaming; service of data and voice; supply of “IRU” transmission capacity; supply of evolved platforms and technical assistance rendered by Telecom Italia for the development of broadband and the study of Value-Added Services.
Total trade and miscellaneous receivables and other current assets	6	9
MISCELLANEOUS PAYABLES AND OTHER NON-CURRENT LIABILITIES	23	23	Medium/long-term portion of deferred income for the supply of “IRU” transmission capacity to the Telecom Argentina group.
TRADE AND MISCELLANEOUS PAYABLES AND OTHER CURRENT LIABILITIES
Italtel group	55	52	Supply contracts connected with investment and operating activities.
Telecom Argentina group	3	4	International telecommunications services, roaming and the short-term portion of deferred income for the supply of “IRU” transmission capacity.
Total trade and miscellaneous payables and other current liabilities	58	56

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	233

Note 44 - Related party transactions

CASH FLOWS STATEMENT LINE ITEM (millions of euro)	2008	2007	TYPE OF CONTRACT
PURCHASE OF INTANGIBLE AND TANGIBLE ASSETS ON AN ACCRUAL BASIS	236	274	These refer to the purchase of telephone equipment from the Italtel group.

The Telecom Italia Group has also provided guarantees on behalf of associates and companies controlled by associates for a total of euro 31 million (euro 95 million at 12/31/2007) of which, on behalf of: Aree Urbane S.r.l. euro 11 million (euro 11 million at 12/31/2007), Italtel group euro 16 million (euro 19 million at 12/31/2007) and other minor companies for euro 4 million (euro 11 million at 12/31/2007). Furthermore, weak comfort letters have also been provided for a total of euro 138 million (euro 118 million at December 31, 2007) on behalf of ETECSA, in respect of loans from suppliers.

Transactions with other related parties (through directors, statutory auditors and key managers)

With the new board of directors approved by the shareholders’ meeting held on April 14, 2008 and the resignations of the directors Stefano Cao and Renzo Capra, related party relationships with the companies of the Eni and the Asm groups ceased to exist; consequently, related party transactions in respect of the income statement line items and investments refer to the period up to March 31, 2008.

On the other land, from April 1, 2008, the companies reporting to the new directors Tarak Ben Ammar, Roland Berger, Elio Cosimo Catania and Berardino Libonati are now considered related parties. With regard to the subsidiaries or equity holdings of FB Group S.r.l., whose majority shareholder is Franco Bernabè, it should be noted that this same person resigned from all the posts held in those companies when he was appointed in Telecom Italia and immediately took steps for the sale (which are finalized as of today’s date) of Xaltia and Net Team.

The most significant amounts are summarized as follows:

INCOME STATEMENT LINE ITEM (millions of euro)	2008	2007	TYPE OF CONTRACT
REVENUES
Edizioni Holding group	9	7	Supply of telephone and data transmission services.
ENI group	8	23	Telecommunications and lease of registered movable property.
Generali group	51	19	Supply of telephone and data transmission services, telecommunications products and services for foreign holdings.
Intesa SanPaolo group	128	39	Supply of telephone and data transmission services and ICT services and LAN network management.
Mediobanca group	7	5	Supply of telephone and MPLS data network services and marketing of data and VoIP devices.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	234

Note 44 - Related party transactions

Telefónica group	637	103	Interconnection services, roaming, broadband access fees, supply of “IRU” transmission capacity and software.
Other minor companies and companies that are no longer related parties	1	10
Total revenues	841	206
OTHER INCOME	5		Damage compensation from the Generali group.
ACQUISITION OF GOODS AND SERVICES
Edizioni Holding group	6	2	Sponsorships, commissions for the sale of prepaid telephone cards and TV and internet rights connected with sports events.
ENI group	22	38	Supply of fuel, gas, air transportation services and journalist information.
Generali group	25	15	Insurance premiums and property leases.
Intesa SanPaolo group	20	8	Mobile banking services and credit recovery activities.
Mediobanca group	2	1	Credit recovery activities and factoring commissions.
Telefónica group	500	80	Interconnection, roaming services, site sharing, co-billing agreements, broadband linesharing and unbundling.
Other minor companies and companies that are no longer related parties	4	30
Total acquisition of goods and services	579	174
EMPLOYEE BENEFITS EXPENSES	4	2	Non-obligatory employee insurance with the Generali group.
OTHER OPERATING EXPENSES	1		Commercial settlement with the Intesa SanPaolo group.
FINANCE INCOME
Intesa SanPaolo group	281	72	Bank accounts, deposits and hedging derivatives.
Mediobanca group	64	11	Receivables for the sale of securities and hedging
			derivatives.
Total finance income	345	83
FINANCE EXPENSES
Intesa SanPaolo group	38	16	Term Loan Facility, Revolving Credit Facility, hedging derivatives, loans finance lease liabilities
Mediobanca group	16	30	Term Loan Facility and Revolving Credit Facility and hedging derivatives.
Total finance expenses	54	46
PROFIT (LOSS) FROM DISCONTINUED OPERATIONS/ NON-CURRENT ASSETS HELD FOR SALE	(1)		Incidental expenses with the Mediobanca group for the sale of the Liberty Surf group.

BALANCE SHEET LINE ITEM (millions of euro)	12/31/2008	12/31/2007	TYPE OF CONTRACT
NET FINANCIAL DEBT SECURITIES, FINANCIAL RECEIVABLES AND OTHER NON-CURRENT FINANCIAL ASSETS
Intesa SanPaolo group	225		Hedging derivatives.
Mediobanca group	30		Hedging derivatives.
Total securities, financial receivables and other non-current financial assets	255
SECURITIES OTHER THAN INVESTMENTS (CURRENT ASSETS)		7	Securities issued by the Mediobanca group.
FINANCIAL RECEIVABLES AND OTHER CURRENT FINANCIAL ASSETS
Intesa SanPaolo group	13	12	Hedging derivatives.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	235

Note 44 - Related party transactions

Mediobanca group	1	1	Hedging derivatives.
Total financial receivables and other current financial assets	14	13
CASH AND CASH EQUIVALENTS
Intesa SanPaolo group	696	277	Bank accounts and deposits.
Mediobanca group	493		Repurchase agreements.
Total cash and cash equivalents	1,189	277
NON-CURRENT FINANCIAL LIABILITIES
Intesa SanPaolo group	478	451	Term Loan Facility, Revolving Credit Facility,
			hedging derivatives, loans and finance lease
			liabilities.
Mediobanca group	130	130	Term Loan Facility and Revolving Credit Facility.
Total non-current financial liabilities	608	581
CURRENT FINANCIAL LIABILITIES
Intesa SanPaolo group	74	120	Bank accounts, hedging derivatives, finance lease
			liabilities and financial payables.
Mediobanca group	1	44	Hedging derivatives.
Total current financial liabilities	75	164
OTHER BALANCE SHEET ITEMS TRADE AND MISCELLANEOUS RECEIVABLES AND OTHER CURRENT ASSETS
Edizioni Holding group	4	2	Supply of telephone and data transmission services.
ENI group		4	Telecommunications services and lease of property.
Generali group	21	9	Supply of telephone and data transmission services, telecommunications products and services for foreign holdings.
Intesa SanPaolo group	178	262	Supply of telephone and data transmission services and ICT services and LAN network management.
Mediobanca group	1	1	Supply of telephone and MPLS data network services and marketing of data and VoIP devices.
Telefónica group	63	91	Interconnection services, roaming, broadband access fees, supply of “IRU” transmission capacity and software.
Total trade and miscellaneous receivables and other current assets	267	369
MISCELLANEOUS PAYABLES AND OTHER NON-CURRENT LIABILITIES	3	1	Deferred income relating to the supply of “IRU” transmission capacity to the Telefónica group.
TRADE AND MISCELLANEOUS PAYABLES AND OTHER CURRENT LIABILITIES
Edizioni Holding group	9	1	Sponsorships, commissions for the sale of prepaid telephone cards and TV and internet rights connected with sports events.
ENI group		14	Supply of fuel, gas, air transportation services and news information services.
Intesa SanPaolo group	232	80	Mobile banking services and credit recovery activities.
Mediobanca group	2	2	Credit recovery activities and factoring commissions.
Telefónica group	70	103	Interconnection, roaming services, site sharing, co-billing agreements, broadband linesharing and unbundling.
Total trade and miscellaneous payables and other current liabilities	313	200

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	236

Note 44 - Related party transactions

CASH FLOWS STATEMENT LINE ITEM (millions of euro)	2008	2007	TYPE OF CONTRACT
PURCHASE OF INTANGIBLE AND TANGIBLE ASSETS ON AN ACCRUAL BASIS
Telefónica group	36	4	Capitalization of costs connected with unbundling.
Xaltia	1		Hardware supply and software development.
Other minor companies that are no longer related parties		78
Total purchase of intangible and tangible assets on an accrual basis	37	82
DIVIDENDS PAID	281	383

Transactions with pension funds

The most significant amounts are summarized as follows:

INCOME STATEMENT LINE ITEM (millions of euro)	2008	2007	TYPE OF CONTRACT
EMPLOYEE BENEFITS EXPENSES			Contributions to pension funds.
Fontedir	15	15
Telemaco	72	62
Other Italian and foreign pension funds	7	7
Total employee benefits expenses	94	84

BALANCE SHEET LINE ITEM (millions of euro)	12/31/2008	12/31/2007	TYPE OF CONTRACT
TRADE AND MISCELLANEOUS PAYABLES AND OTHER CURRENT LIABILITIES			Payables for contributions to pension funds.
Fontedir	5	5
Telemaco	24	24
Other Italian and foreign pension funds	2	2
Total trade and miscellaneous payables and other current liabilities	31	31

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	237

Note 44 - Related party transactions

•	Remuneration to key managers

The total remuneration recorded on the accrual basis by Telecom Italia S.p.A. or by companies controlled by the Group in respect of key managers amounts to euro 36 million (euro 43 million in 2007), analyzed as follows:

(millions of euro)	2008		2007
Short-term remuneration	13.0	(1)	25.0	(5)
Long-term remuneration	0.9	(2)	1.1	(6)
Employment termination benefit incentives	20.9	(3)	17.2
Share-based payments (*)	0.8	(4)
	35.6		43.3

(1)	Of which euro 0.7 million recorded by the subsidiary TI Media S.p.A.
(2)	Of which euro 0.1 million recorded by the subsidiary TI Media S.p.A.
(3)	Of which euro 1.8 million recorded by the subsidiary TI Media S.p.A.
(4)	Of which euro 0.02 million recorded by the subsidiary TI Media S.p.A.
(5)	Of which euro 1.1 million recorded by the subsidiary TI Media S.p.A.
(6)	Of which euro 0.1 million recorded by the subsidiary TI Media S.p.A.
(*)	This is the fair value of rights at December 31, 2008 under the Telecom Italia incentive plans (PSG and TOP 2008).

The key managers, with the power and responsibility, directly or indirectly, to plan, direct and control the operations of Telecom Italia, including directors, are the following:

Directors:
Gabriele Galateri di Genola	Chairman of Telecom Italia S.p.A. Chairman of Tim Participações S.A. (1)
Franco Bernabè	Chief Executive Officer of Telecom Italia S.p.A.
Managers:
Paolo Annunziato	Head of Public Affairs
Filippo Bettini (2)	Head of Strategy
Gustavo Bracco (3)	Head of Human Resources, Organization and Industrial Relations
Antonio Campo Dall’Orto (4)	Chief Executive Officer of Telecom Italia Media S.p.A. Head of Media Business Unit
Massimo Castelli (5)	Head of Domestic Fixed Services
Francesco Chiappetta (6)	Head of General Counsel & Corporate & Legal Affairs
Oscar Cicchetti (7)	Head of Domestic Market Operations
Antonino Cusimano (8)	Head of General Counsel & Corporate & Legal Affairs
Luca Luciani (9)	Head of Domestic Mobile Services
Antonio Migliardi (10)	Head of Human Resources and Organization
Enrico Parazzini (11)	Head of Finance, Administration and Control
Marco Patuano (12)	Head of Administration, Finance and Control
Stefano Pileri	Head of Technology & Operations
Germanio Spreafico	Head of Purchasing
Giovanni Stella (13)	Executive Deputy Chairman and Chief Executive Officer of Telecom Italia Media S.p.A. Head of Media Business Unit Head of Disposals Telecom Italia S.p.A. (14)
Giampaolo Zambeletti (2)	Head of International Affairs

(1)	from August 25, 2008
(2)	to February 3, 2008
(3)	to April 30, 2008
(4)	to May 8, 2008
(5)	to March 9, 2008
(6)	to September 15, 2008
(7)	from February 4, 2008
(8)	from September 16, 2008
(9)	to December 22, 2008
(10)	from May 1, 2008
(11)	to August 8, 2008
(12)	from August 9, 2008
(13)	from May 9, 2008
(14)	from December 23, 2008

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	238

Note 44 - Related party transactions

Note 45 – Stock option and Performance Share Granting plans of the Telecom Italia Group

The stock option and Performance Share Granting plans in effect at December 31, 2008 and 2007 are the following, respectively:

•

options (including those at one time granted by Telecom Italia S.p.A. before its merger by incorporation in Olivetti S.p.A. – renamed Telecom Italia S.p.A. – and by Tim S.p.A., later merged in Telecom Italia S.p.A.) which give, or have given, the right to subscribe to Telecom Italia S.p.A. ordinary shares and Telecom Italia Media S.p.A. ordinary shares;

•

free Telecom Italia S.p.A. ordinary share grants based on the effective period of participation in the plan by each of the grantees and the degree to which they have reached pre-fixed performance targets.

These plans are used by the Group for retention purposes and as a long-term incentive for its managers and employees.

The stock option and Performance Share Granting plans of the Group are described in the following paragraphs.

•	Stock Option Plans - Telecom Italia S.p.A.

In the description of the stock option plans, in order to render the representation of the options homogeneous with that of the underlying subscribable shares and to facilitate their measurement on the basis of the relevant subscription prices, Telecom Italia S.p.A. has used the concept of “equivalent options”, i.e. quantity of options equal to the number of ordinary shares of Telecom Italia S.p.A. that can be acquired. In this way, the weighted average prices and the exercise prices indicated are consistent and directly comparable among each other.

The main features of the Telecom Italia S.p.A. stock option plans in effect at December 31, 2007 and 2008 are summarized below.

Stock Option Plans (Date of Shareholders’ meeting)	BoD Grant Date (Grantees)	Lot		Exchange Ratio (1)	Exercise Price of Options (2) (euro)	Exercise Price of Equivalent Options (3) (euro)	Original Grant		Exercise period		Equivalent Options Outstanding at
							No. of Options	No. of Equivalent Options	from	to	12/31/2007	12/31/2008
2008 Top Plan (4/14/2008)	4/15/2008 (Executive Directors)	single		1	1.95	1.95	11,400,000	11,400,000	4/15/11	4/15/14	—	11,400,000

2002 Top Plan (6/12/2001 - 5/26/2003)	2/13/2002 (16 Top Manager)	1	°	3.300871	9.203	2.788052	3,540,000	11,685,083	2/18/03	2/18/08	6,535,721	—
		2	°	3.300871	9.203	2.788052	3,540,000	11,685,083	2/18/04	2/18/09	6,535,721	5,050,330
		3	°	3.300871	9.203	2.788052	4,720,000	15,580,111	2/18/05	2/18/10	10,958,889	8,318,193

2002 Plan granted in March (12/15/1998 - 8/10/2000 - 5/3/2001 - 5/26/2003)	3/26/2002 (Managers of the Group)	1	°	3.300871	9.665	2.928015	8,987,400	29,666,248	3/3/03	3/3/08	13,824,437	—
		2	°	3.300871	9.665	2.928015	8,987,400	29,666,248	3/3/04	3/3/09	14,713,214	13,119,891
		3	°	3.300871	9.665	2.928015	11,983,200	39,554,997	3/3/05	3/3/10	21,039,616	18,717,132

2002 Plan granted in August (12/15/1998 - 8/10/2000 - 5/3/2001 - 5/26/2003)	8/1/2002 (Managers of the Group)	1	°	3.300871	7.952	2.409061	252,000	831,819	3/3/03	3/3/08	663,473	—
		2	°	3.300871	7.952	2.409061	252,000	831,819	3/3/04	3/3/09	663,473	168,343
		3	°	3.300871	7.952	2.409061	336,000	1,109,093	3/3/05	3/3/10	884,631	224,457

2000-2002 Plan (12/18/1998 - 4/7/2005)	12/22/1999 (Managers of the Group)	1	°	1.730000	6.420	3.710983	7,070,000	12,231,100	5/1/00	12/31/08	—	—
		2	°	1.730000	6.420	3.710983	7,070,000	12,231,100	6/1/01	12/31/08	8,002,395	—
		3	°	1.730000	6.420	3.710983	7,070,000	12,231,100	6/1/02	12/31/08	8,471,136	—

2002-2003 Plan (10/10/2000 - 4/7/2005)	2/12/2002 (Managers and employees of the Group)	1	°	1.730000	5.670	3.277457	12,755,000	22,066,150	12/17/02	12/31/08	14,449,825	—
		2	°	1.730000	5.670	3.277457	12,755,000	22,066,150	12/1/03	12/31/08	14,449,825	—

2003-2005 Plan (10/10/2000 - 4/7/2005)	5/6/2002 (Managers and employees of the Group)	1	°	1.730000	5.070	2.930636	16,685,667	28,866,204	5/2/03	5/31/08	725,042	—
		2	°	1.730000	5.070	2.930636	16,685,666	28,866,202	5/24/04	5/31/09	920,186	863,096
		3	°	1.730000	5.070	2.930636	16,685,667	28,866,204	12/22/04	5/31/10	1,271,377	1,212,557
Total											124,108,961	59,073,999

(1)	Number of Telecom Italia ordinary shares subscribable for the exercise of one option.
(2)	Original exercise price determined for the exercise of one option.
(3)	Subscription price of one Telecom Italia S.p.A. ordinary shares coming from the exercise of one equivalent option.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	239

Note 45 - Stock option and Performance Share Granting plans of the Telecom Italia Group

Additional information on Telecom Italia S.p.A. stock option plans follows.

•	“Stock Option 2002 Top Plan”: the options were not subject to reaching performance parameters.

•	“Stock Option 2002 Plan”: the options were not subject to reaching performance parameters. Priority was given to Group management who were already grantees of the Stock Option Plan 2000.

•	“Stock Option Plans 2000-2002”: the options vested subject to reaching an E.V.A. (Economic Value Added) target: the parameter was reached and, consequently, the options vested.

•	“Stock Option Plans 2002-2003”: the options were not subject to reaching performance parameters.

•

“Stock Option Plans 2003-2005”: the options were not subject to reaching performance parameters. Priority given to Group management who were already grantees of Tim’s Stock Option Plan 2001-2003 and Supplementary Plans 2001-2003.

•	“Stock Option 2008 Top Plan”

The ordinary Telecom Italia S.p.A. shareholders’ meeting held on April 14, 2008 approved the “2008 Top Plan” for executive directors of the Company – and the related transaction for the purchase and disposal of treasury shares to service the plan—conferring every power necessary for its implementation to the board of directors of the Company. The board, in its meeting held on April 15, 2008, resolved to grant 3,000,000 options to the chairman and 8,400,000 to the chief executive officer, at an exercise price of euro 1.95 per option (reference should be made to the specific Prospectus published on March 28, 2008 and the communication published on April 15, 2008).

The options can be exercised at the end of the vesting period, which will be three years starting from the grant date, on condition that the grantees remain as directors of the Company up to the date of the shareholders’ meeting called to approve the financial statements for the year 2010 and except in the case of pre-set assumptions for the early vesting of part of the options granted.

The exercisability of 75% of the options granted is not conditional on performance parameters while the remaining 25% of the options granted are subject to the relative performance of the Total Shareholder Return (TSR) of Telecom Italia compared to the Total Shareholder Return of the 10 major companies (in terms of their weight in the Index) in the DJ STOXX

TLC Index.

At the moment of vesting, the following can be exercised:

•	100% of the options subject to performance indicators if the TSR of Telecom Italia reaches the third quartile of the panel of reference;

•	50% of the options subject to performance indicators if the TSR of Telecom Italia reaches the mid-point of the panel of reference.

The options subject to performance indicators will lapse if the TSR of Telecom Italia does not reach the mid-point of the panel of reference.

The number of options exercisable will be ascertained at the end of the performance measuring period.

The options may be exercised for a period of three years starting from the end of the vesting period (or at the early vesting date). Options that are not exercised by the end of the exercisability period will lapse. It is understood that, if the directors continue their relationship with the Company, for a year from the end of the vesting period, the grantees have open availability up to a maximum of 50% of the shares purchasable by exercising the exercisable options.

The fair value of the options of the 2008 Top Plan was calculated with reference to the grant date (April 15, 2008) by applying the Montecarlo method and using the following calculation parameters:

•	exercise price: euro 1.95 per share;

•

current price: in relation to the performance targets set in the Plan, the share market prices were considered at the grant date for Telecom Italia (euro 1.40 per share (p.s.)) and for other leading companies in the telecommunications sector (Vodafone: euro 1.88 p.s., Telefónica: euro 18.6 p.s., France Telecom: euro 2.2 p.s., Deutsche Telekom: euro 11.19 p.s., British Telecom: euro 2.68 p.s., KPN: euro 11.38 p.s., Telia Sonera: euro 4.76 p.s., Telenor: euro 12.39 p.s. and OTE: euro 18.26 p.s.);

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	240

Note 45 - Stock option and Performance Share Granting plans of the Telecom Italia Group

•

volatility: in relation to the performance targets set in the Plan, the volatility values of the shares were considered for Telecom Italia (33.02%) and for the above other leading companies in the telecommunications sector; at the measurement date, the implicit volatility of the relevant shares was assumed to be that observed on options negotiated for expirations of one year and where not available the volatility of the options closest to that date; finally, in the absence of options for that period, the volatility values were assumed to be the historical volatility of one year;

•	option period: three years for the vesting period (from April 15, 2008 to April 15, 2011) and three years for the exercise period (from April 15, 2011 to April 15, 2014);

•	expected dividends: dividends were assumed to be constant over the life of the options on the basis of the latest dividends paid (euro 0.08 per Telecom Italia ordinary share);

•

risk-free interest rate: this is considered the rate of government securities of the Federal Republic of Germany (the market benchmark for transactions in euro) with expirations commensurate with the life of the option (3.7485% for 6 years).

The fair value of the options of the 2008 Top Plan with reference to the situation as of December 31, 2008, was determined overall in an amount of euro 2.6 million and will be recognized in equity over the vesting period of the options with an offsetting entry to “Employee benefits expenses”; the amount charged to income in 2008 is euro 0.6 million.

During 2007 and 2008, no stock options were exercised.

The market value of Telecom Italia S.p.A. ordinary shares at December 31, 2008 and 2007 was respectively euro 1.1492 and euro 2.13, thus below the exercise price of the equivalent options outstanding and exercisable at those dates.

Aggregate movements in all Telecom Italia S.p.A. stock option plans in 2007 and 2008 are presented in the following table.

	Number of Equivalent Options	Weighted Average Price per Equivalent Option (euro)
Options outstanding at December 31, 2006	258,400,524	3.19
Of which: Options exercisable at December 31, 2006	258,400,524	3.19
Lapsed[1] during the year	(11,590,605)	2.91
Expired[2] during the year	(122,700,958)	3.32
Options outstanding at December 31, 2007	124,108,961	3.08
Of which: Options exercisable at December 31, 2007	124,108,961	3.08
Granted during the year	11,400,000	1.95
Lapsed[1] during the year	(12,469,872)	2.93
Expired[2] during the year	(63,965,090)	3.25
Options outstanding at December 31, 2008	59,073,999	2.70
Of which: Options exercisable at December 31, 2008	47,673,999	2.88

(1)	These options lapsed since they could no longer be exercised as a result of the termination of employment and/or for other reasons (e.g. relinquished by the interested party).
(2)	These equivalent options expired since they were not exercised during the stated period.

The following tables present, with reference to the Telecom Italia S.p.A. stock option plans in effect at December 31, 2008 and 2007, grouped by the range of exercise price, the residual weighted average life and the weighted average grant price of the equivalent options:

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	241

Note 45 - Stock option and Performance Share Granting plans of the Telecom Italia Group

	Equivalent options outstanding at December 31, 2008			Equivalent options exercisable at December 31, 2008
Range of Prices (euro)	Equivalent Options	Residual Weighted Average Life (years)	Weighted Average Grant Price (euro)	Equivalent Options	Residual Weighted Average Life (years)
1.95	11,400,000	5.29	1,95		— —
2.41	392,800	0.74	2,41	392,800	2.41
2.78 – 2.94	47,281,199	0.80	2,89	47,281,199	2.89
	59,073,999			47,673,999

	Equivalent options outstanding and exercisable at December 31, 2007
Range of Prices (euro)	Equivalent Options	Residual Weighted Average Life (years)	Weighted Average Grant Price (euro)
2.41	2,211,577	1.27	2.41
2.78 – 2.94	76,524,203	1.33	2.88
3.27 – 3.72	45,373,181	1.00	3.43
	124,108,961

•	Stock option plans - Telecom Italia Media S.p.A.

The main features of the Telecom Italia Media stock options plans in effect at December 31, 2007 and which expired during 2008 are summarized below:

Stock Option Plans (Date of shareholders’ meeting)	BoD Grant Date (Grantees)	Lot		Exchange ratio (1)	Exercise Price of Options (euro)	Original Grant No. of Options	Exercise period		Options outstanding at
							from	to	12/31/2007	12/31/2008
Key People 2002 Plan (11/20/2000 and additions of 5/10/2001, 7/30/2001 and 12/11/2001)	5/17/2002 (Managers and employees of the Group)	1	°	1.000	0.8532	13,920,000	5/1/03	5/31/08	675,000	—
		2	°	1.000	0.8532	13,920,000	5/1/04	5/31/08	675,000	—
		3	°	1.000	0.8532	18,560,000	5/1/05	5/31/08	900,000	—

2005 Plan (11/20/2000 and additions of 5/10/2001, 7/30/2001 and 12/11/2001)	2/23/2005 (Managers and employees of the Group)	1	°	1.000	0.3826	15,890,000	7/11/05	12/31/08	2,114,830	—
		2	°	1.000	0.3826	11,917,500	1/5/06	12/31/08	5,237,500	—
		3	°	1.000	0.3826	11,917,500	1/8/07	12/31/08	9,450,000	—

Total									19,052,330	—

(1)	Number of Telecom Italia Media ordinary shares subscribable for the exercise of one option.

The main features of the Telecom Italia Media S.p.A. stock option plans are summarized below.

•	“Key People Plan”: the options were not conditional on reaching performance targets.

•	“2005 Plan”: this is the evolution of previous Stock option plans. The fair value was determined as euro 0.1246 per option. The options were not conditional on reaching performance targets.

During 2008, no new stock plans were introduced.

Furthermore, during 2008 no stock options were exercised relating to the stock option plans in effect.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	242

Note 45 - Stock option and Performance Share Granting plans of the Telecom Italia Group

The market value of Telecom Italia Media S.p.A. ordinary shares at December 31, 2008 and 2007 was respectively euro 0.0892 and euro 0.24, thus below the exercise price of the options outstanding and exercisable at those dates.

Aggregate movements in all Telecom Italia Media S.p.A. stock option plans in 2007 and 2008 are presented in the following table.

	Number of Options	Weighted Average Price per Option (euro)
Options outstanding at December 31, 2006	19,532,330	0.44
Of which: Options exercisable at December 31, 2006	9,819,830	0.49
Granted during the year	9,712,500	0.38
Lapsed[1] during the year	(480,000)	0.38
Options outstanding at December 31, 2007	19,052,330	0.44
Of which: Options exercisable at December 31, 2007	19,052,330	0.44
Lapsed[1] during the year	(2,677,500)	0.38
Expired[2] during the year	(16,374,830)	0.45
Options outstanding at December 31, 2008	—	—
Of which: Options exercisable at December 31, 2008	—	—

(1)	These options lapsed since they could no longer be exercised as a result of the termination of employment and/or for other reasons (e.g. relinquished by the interested party).
(2)	These equivalent options expired since they were not exercised during the stated period.

The following tables present, with reference to the Telecom Italia Media S.p.A. stock option plans in effect at December 31, 2007, grouped by the range of exercise price, the residual weighted average life and the weighted average grant price of the equivalent options:

	Options outstanding and exercisable at December 31, 2007
Range of Prices (euro)	Options	Residual Weighted Average Life (years)	Weighted Average Grant Price (euro)
0.38	16,802,330	1.00	0.38
0.85	2,250,000	0.42	0.85
	19,052,330

•	Performance Share Granting plans - Telecom Italia S.p.A.

The Telecom Italia board of directors in its meeting held on August 8, 2008 passed a resolution to implement the plan to grant free Telecom Italia ordinary shares under the “Performance Share Granting” plan, approved by the shareholders’ meeting held on April 16, 2007. The plan grants recipients (top management of Telecom Italia or its subsidiaries) the right to a pre-set maximum and variable number of shares, according to the period of each single grantee’s effective participation in the plan and the extent to which the pre-set share performance targets, reported below, have been reached (reference should be made to the specific prospectus published on August 9, 2008 and the communication published on September 16, 2008).

The grantees of the Plan include, among others, the executive directors of companies controlled by Telecom Italia S.p.A..

At December 31, 2008 the number of shares which could effectively be granted based on the rights granted was equal to 13,114,800.

For each Recipient, the maximum number of ordinary shares under the Full Grant was determined, on the basis of the recipient’s organizational role, as a ratio between a multiple of the fixed annual compensation and the official ordinary share trading price on March 5, 2008.

The Plan covers a period of three years, from July 1, 2008 to June 30, 2011.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	243

Note 45 - Stock option and Performance Share Granting plans of the Telecom Italia Group

With respect to the Performance Targets, the Plan rewards the profit and equity return of investors, which is measured using the Total Shareholder Return of Telecom Italia (TI TSR) during the Incentive Period. In particular, the number of shares vested is calculated as the percentage of the full grant on the basis of the degree to which the following targets have been reached:

•	an “absolute” TI TSR target; 20% of the full grant is conditional on this target;

•	a “relative” TI TSR target; 80% of the full grant is conditional on this target.

The TI TSR calculation conventionally assumes that the initial value is the official share trading price on March 5, 2008 (the day before the board of directors’ meeting which approved the 2008-2010 strategic guidelines). The “absolute” TI TSR target value was set in the amount of 40% in relation to the entire three-year period of the Plan July 1, 2008 – June 30, 2011.

The relative TI TSR is a performance indicator compared to the market, represented by the variance of the TI TSR compared to the TSR of the DJ STOXX Index TLC (DJTLC - Bloomberg ticker SXKP). In relation to the three-year Plan, the ordinary shares can be granted starting from when the Index TSR is reached (corresponding to the vesting of shares equal to 10% of the full grant). For higher variance values, the number of shares vested grows until it reaches 80% of the full grant, in correspondence to a variance equal to or higher than +50%.

The unit fair value of the rights granted under the management incentive 2008 Performance Share Granting plan, was determined at the grant dates (September 8, 2008 and September 16, 2008), by applying the Montecarlo method and using the following calculation parameters at each grant date:

•	exercise price: equal to zero;

•

current price: in compliance with the rules, for Telecom Italia this is represented by the official trading share price on March 5, 2008 equal to euro 1.615; for the DJ STOXX Index TLC this is represented by the average of the closing prices in June 2008 equal to euro 281.65;

•

volatility: historical volatility values of 1 year were assumed, considered over the 3 previous years, and, respectively, 34.94% for the rights granted September 8, 2008 and 35.36% for the rights granted September 16, 2008;

•	option period: three years from June 30, 2008 to June 30, 2011;

•	expected dividends: dividends were assumed to be constant over the life of the rights on the basis of the latest dividends paid (euro 0.08 per Telecom Italia ordinary share);

•

risk-free interest rate: this is considered the rate of the government securities of the Federal Republic of Germany (the market benchmark for transactions in euro) with maturities commensurate with the life of the rights granted, respectively, 3.879% for the rights granted September 8, 2008 and 3.685% for the rights granted September 16, 2008.

The fair value of the rights of the Performance Share Granting Plan, with reference to the situation at December 31, 2008, was determined as a total of euro 2.6 million and will be recognized in equity over the vesting period of the rights with an offsetting entry to “Employee benefits expenses”; the amount charged to income in 2008 is euro 0.4 million.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	244

Note 45 - Stock option and Performance Share Granting plans of the Telecom Italia Group

Note 46 – Significant non-recurring events and transactions

•	Details of non-recurring items

The effect of non-recurring events and transactions on equity, profit, net financial debt and cash flows of the Telecom Italia Group is set out below in accordance with Consob Communication DEM/6064293 dated July 28, 2006.

The effect of non-recurring events and transactions in 2008 is as follows:

(millions of euro)		Equity	Profit for the year	Net financial debt	Cash flow (*)
Amount – financial statements	(A)	26,856	2,215	34,039	(861)
Other sundry expenses		(3)	(3)	8	(8)
Expenses for mobility under Law 223/91		(212)	(212)	10	(10)
Gains on properties		17	17	(27)	27
Gains on sale of non-current assets – Pay-per-View business segment		9	9	(16)	16
Impairment loss on HanseNet goodwill (1)		—	—	—	—
Other gains		2	2	(2)	2
Writedown of receivables from Lehman Brothers		(58)	(58)	73	—
Payment of Antitrust fine		—	—	20	(20)
Total effect – excluding effect of Discontinued operations	(B)	(245)	(245)	66	7
Effect of Discontinued operations	(C)	159	159	(744)	435
Figurative amount – financial statements	(A-B-C)	26,942	2,301	34,717	(1,303)

(*)	Cash flows refer to the increase (decrease) in Cash and cash equivalents during the year.
(1)	The impairment loss on goodwill by euro 21 million is offset by the recognition of tax benefits for the same amount.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	245

Note 46 - Significant non-recurring events and transactions

The impact of non-recurring items on income statement line items is as follows:

(millions of euro)	2008	2007
Other operating expenses:
Industrial reconversion costs	—	(17)
Antitrust fine	—	(20)
Other sundry expenses	(3)	(6)
Employee benefits expenses:
Expenses for mobility under Law 223/91	(292)	—
IMPACT ON EBITDA	(295)	(43)
Gains (losses) on non-current assets:
Gains on properties	25	10
Gain on sale of non-current assets – Pay-per-View business segment	9	—
Impairment reversals (losses) on non-current assets:
Impairment losses on industrial reconversions	—	(6)
Impairment loss on HanseNet goodwill	(21)	—
IMPACT ON EBIT	(282)	(39)
Other income (expenses) from investments
Gain on sale of Oger Telecom	—	86
Gain on sale of Capitalia	—	38
Gain on sale of Mediobanca	—	109
Gain on sale of Solpart Participações	—	201
Gain on sale of Brasil Telecom Participações	—	27
Gains on sale of Other investments	2	1
Finance income (expenses):
Writedown on receivables from Lehman Brothers	(58)	—
IMPACT ON PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	(338)	423
Effect of income taxes on non-recurring items	93	(23)
Discontinued operations	159	36
IMPACT ON PROFIT FOR THE YEAR	(86)	436

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	246

Note 46 - Significant non-recurring events and transactions

Note 47 – Positions or transactions resulting from atypical and/or unusual operations

In accordance with Consob Communication DEM/6064293 of July 28, 2006, a statement is made to the effect that in 2008 the Telecom Italia Group has not taken part in any atypical and/or unusual operations, as defined by that Communication.

Note 48 – Other information

•	a) Exchange rates used to translate foreign currency financial statements (*)

(local currency against euro 1)		Year-end exchange rates (balance sheet)		Average exchange rates for the year (income statement and cash flows)
		12/31/2008	12/31/2007	2008	2007
Europe
BGN	Bulgarian Lev	1.95580		1.95580
CZX	Czech koruna	26.87500		24.95849
HUF	Hungarian forint	266.70000		251.64456
CHF	Swiss franc	1.48500	1.65470	1.58686	1.64280
TRY	Turkish lira	2.14880	1.71700	1.90850	1.78647
GBP	Pound sterling	0.95250	0.73335	0.79744	0.68462
RON	New Romanian leu	4.02250		3.68489
SKK	Slovakia koruna	30.12600		31.25736
North America
CAD	Canadian dollar	1.69980	1.44490	1.56053	1.46825
USD	U.S. dollar	1.39170	1.47210	1.47053	1.37072
Latin America
VEF	Venezuelan bolivar fuerte (1)	2.98840		3.15768
VEB	Venezuelan bolivar		3,161.04000		2,943.98595
BOB	Bolivian	9.76720	11.22480	10.65382	10.74977
PEN	Peruvian nuevo sol	4.37155	4.40894	4.28810	4.28485
ARS	Argentinean peso	4.80444	4.63693	4.64170	4.27143
CLP	Chilean peso	888.08600	733.03200	763.53892	714.96824
COP	Colombian peso	3,124.48000	2,969.59000	2,872.07969	2,841.70996
MXN	Mexican peso	19.23330	16.05470	16.30980	14.97945
BRL	Brazilian real	3.25240	2.60753	2.67864	2.66397
Other countries
HKD	Hong Kong dollar	10.78580	11.48000	11.45205	10.69340
SGD	Singapore dollar	2.00400	2.11630	2.07590	2.06351
ILS	Israeli shekel	5.27800	5.66514	5.25740	5.63061
JPY	Japanese yen	126.14000	164.93000	152.29405	161.26438

(1)	Beginning 1/1/2008, the Venezuelan bolivar (VEB) was replaced by the Venezuelan bolivar fuerte (VEF) with a ratio of 1 to 1,000.
(*)	Source: data processed by the European Central Bank, Reuters and major Central Banks.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	247

Note 47 - Positions or transactions resulting from atypical and/or unusual operations — Note 48 - Other Information

•	b) Research and development

In 2008, expenditures for research and development activities amount to approximately euro 704 million (euro 832 million in the prior year) and are represented by external costs, labor costs of dedicated staff and depreciation and amortization.

Research activities expensed during the year amount to euro 79 million (euro 102 million in 2007); capitalized development costs total euro 625 million (euro 730 million in 2007).

In 2008, the scope of research and development activity was extended to include projects for hardware and software development for systems used by the companies of the Telecom Italia Group to manage both sales packages and customer activities (Business Support Systems) and network operations (Operational Support Systems, Security and other IT services. The 2007 amounts were restated for comparison purposes in view of the fact that such amounts had been capitalized in 2007.

Research and development activities conducted by the Telecom Italia Group are detailed in the Report on Operations in the “Sustainability Section under “Research, Development and Innovation”.

•	c) Operating leases

Revenue-related

The Group has signed contracts for the lease of direct connections, in particular numeric and analog lines, offered under wholesale plans to interconnecting operators.

At December 31, 2008, the amount of lease installments receivable on non-cancelable lease contracts is equal to euro 5 million (euro 5 million at December 31, 2007) and all of them expire within one year.

Expense-related

The Group has signed lease contracts for buildings (for periods from 6 to 9 years) and lines. At December 31, 2008, the amount of lease installments payable on non-cancelable lease contracts is the following:

(millions of euro)	12/31/2008	12/31/2007
Within 1 year	412	445
From 2 to 5 years	697	824
After 5 years	170	222
Total	1,279	1,491

•	d) Directors’ and statutory auditors’ remuneration

The total remuneration to which the directors and statutory auditors of Telecom Italia S.p.A. are entitled in 2008 for carrying out such functions in the Parent and in other consolidated companies, amounts to euro 5.8 million for the directors and euro 0.7 million for the statutory auditors.

•	e) Summary of the fees to the audit firm and the firms in its network

Pursuant to art. 149 – duodecies of the Consob Regulation of Issuers (Resolution 11971/1999, as amended), the following schedule reports the fees charged in 2008 for audit and other services rendered to the companies of the Telecom Italia Group by Reconta Ernst & Young and firms that are part of its network.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	248

Note 48 - Other Information

(in euro)	Reconta Ernst & Young S.p.A.			Firms in the Ernst & Young network			Total Telecom Italia Group
	Telecom Italia	Subsidiaries	Telecom Italia Group	Telecom Italia	Subsidiaries	Telecom Italia Group
Audit services	5,879,869	1,286,858	7,166,727	—	3,953,843	3,953,843	11,120,570
Verification services with issue of certification:
• Issue of comfort letters	90,000	—	90,000	—	—	—	90,000
• Certifications for participation in bids and other	37,000	7,000	44,000	—	1,200	1,200	45,200
Other services:
• Financial due diligence on companies for sale	—	—	—	635,000	—	635,000	635,000
• Agreed upon procedures on regulatory accounting areas	120,000	—	120,000	704,000	—	704,000	824,000
• Agreed upon procedures on areas pertaining to the internal control system	30,000	900,000	930,000	236,000	220,000	456,000	1,386,000
Total Telecom Italia Group	6,156,869	2,193,858	8,350,727	1,575,000	4,175,043	5,750,043	14,100,770

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	249

Note 48 - Other Information

Note 49 – Events subsequent to December 31, 2008

•	Dispute over the recovery of legal interest under Law 448/98, ex art 20

In the ruling notified on February 10, 2009, the TAR of Lazio court approved Telecom Italia’s enforcement request submitted in November 2008, and ruled that payment should be made for legal interest earned on the amount wrongfully paid in 2000 for the fee under Law 448/98 ex. art 20, owed to the Company by the Ministry of Economy and Finance and Communications, for about euro 100 million.

This appeal follows the above administration’s repeated disregard of the refund obligation for the legal interest earned on the amount wrongfully paid by Telecom Italia and for which only the principal portion was returned (equal to euro 546 million), and this partially enforcing the TAR of Lazio’s rulings 47 and 52/2005 which had abrogated the Ministerial Decree of March 21, 2000 covering the manner of payment for the substitute charge for the concession fee.

•	Financial advisor named in the auction of the digital assets of the network operator

On February 26, 2009, after interest was expressed by other parties, the Telecom Italia Media board of directors confirmed its intention of holding an auction to sell the digital assets of its Network Operator and appointed the investment bank Merrill Lynch as the financial advisor of this process.

Note 50 – List of companies of the Telecom Italia Group

In accordance with Consob Resolution 11971 dated May 14, 1999, as amended, and Consob Communication DEM/6064293 dated July 28, 2006, the list of companies and significant investments held by the Group is provided herein.

The list is divided by type of investment, consolidation method and business segment.

The following is indicated for each company: name, head office, country and share capital in the original currency, in addition to the percentage holding of share capital, the percentage of voting rights in the ordinary shareholders’ meeting if different than the percentage holding of share capital, and which companies hold the investment.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	250

Note 49 - Events subsequent to December 31, 2008 — Note 50 - List of companies of the Telecom Italia Group

Name	Head office	Currency	Share capital	% Ownership	% of voting rights	Held by
PARENT COMPANY

TELECOM ITALIA S.p.A.	MILAN	EUR	10.673.803.874

SUBSIDIARIES CONSOLIDATED LINE-BY-LINE

DOMESTIC BU

ELETTRA TLC S.p.A. (services rendered in connection with submarine cable systems for telecommunications)	ROME (ITALY)	EUR	10,329,200	70.0000		TELECOM ITALIA SPARKLE LUXEMBOURG S.A.
I.T. TELECOM S.r.l. (software development and software consulting)	POMEZIA (ROME) (ITALY)	EUR	7,000,000	100.0000		TELECOM ITALIA S.p.A.
LATIN AMERICAN NAUTILUS ARGENTINA S.A. (installation and maintenance of submarine cable systems)	BUENOS AIRES (ARGENTINA)	ARS	9,998,000	95.0000		LATIN AMERICAN NAUTILUS Ltd
				5.0000		TELECOM ITALIA SPARKLE LUXEMBOURG S.A.
LATIN AMERICAN NAUTILUS BOLIVIA S.r.l. (installation and maintenance of submarine cable systems)	LA PAZ (BOLIVIA)	BOB	6,730,600	99.9985		TELECOM ITALIA SPARKLE LUXEMBOURG S.A.
				0.0015		LATIN AMERICAN NAUTILUS USA Inc.
LATIN AMERICAN NAUTILUS BRASIL Ltda (installation and maintenance of submarine cable systems)	RIO DE JANEIRO (BRAZIL)	BRL	6,850,598	99.9999		LATIN AMERICAN NAUTILUS BRASIL PARTICIPACOES Ltda
				0.0001		LATIN AMERICAN NAUTILUS USA Inc.
LATIN AMERICAN NAUTILUS BRASIL PARTICIPACOES Ltda (holding company)	RIO DE JANEIRO (BRAZIL)	BRL	8,844,866	99.9999		LATIN AMERICAN NAUTILUS Ltd
				0.0001		TELECOM ITALIA SPARKLE LUXEMBOURG S.A.
LATIN AMERICAN NAUTILUS CHILE S.A. (installation and maintenance of submarine cable systems)	SANTIAGO (CHILE)	CLP	12.048,300,586	100.0000		LATIN AMERICAN NAUTILUS Ltd
LATIN AMERICAN NAUTILUS COLOMBIA Ltda (installation and maintenance of submarine cable systems)	BOGOTA’ (COLOMBIA)	COP	240,225,000	99.9996		LATIN AMERICAN NAUTILUS Ltd
LATIN AMERICAN NAUTILUS Ltd (installation and maintenance of submarine cable systems)	DUBLIN (IRELAND)	USD	1,000,000	100.0000		TELECOM ITALIA SPARKLE LUXEMBOURG S.A.
LATIN AMERICAN NAUTILUS MEXICO S.A. (installation and maintenance of submarine cable systems)	MEXICO, D.F. (MEXICO)	MXN	100,000	99.9900		LATIN AMERICAN NAUTILUS Ltd
				0.0100		LATIN AMERICAN NAUTILUS USA Inc.
LATIN AMERICAN NAUTILUS PANAMA S.A. (installation and maintenance of submarine cable systems)	PANAMA	USD	10,000	100.0000		LATIN AMERICAN NAUTILUS Ltd
LATIN AMERICAN NAUTILUS PERU’ S.A. (installation and maintenance of submarine cable systems)	LIMA (PERÙ)	PEN	56,865,179	100.0000		LATIN AMERICAN NAUTILUS Ltd
LATIN AMERICAN NAUTILUS SERVICE Inc. (installation and maintenance of submarine cable systems)	FLORIDA (USA)	USD	10,000	100.0000		LATIN AMERICAN NAUTILUS USA Inc.
LATIN AMERICAN NAUTILUS St. Croix LLC (installation and maintenance of submarine cable systems)	VIRGIN ISLANDS (USA)	USD	10,000	100.0000		LATIN AMERICAN NAUTILUS Ltd
LATIN AMERICAN NAUTILUS USA Inc. (installation and maintenance of submarine cable systems)	FLORIDA (USA)	USD	20,000	100.0000		LATIN AMERICAN NAUTILUS Ltd
LATIN AMERICAN NAUTILUS VENEZUELA C.A. (installation and maintenance of submarine cable systems)	CARACAS (VENEZUELA)	VEF	981,457	100.0000		LATIN AMERICAN NAUTILUS Ltd
LOQUENDO SOCIETA’ PER AZIONI (research, development and marketing of technologies and equipment regarding voice synthesis recognition and/or interaction)	TURIN (ITALY)	EUR	3,573,741	99.9846		TELECOM ITALIA S.p.A.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	251

Note 50 - List of companies of the Telecom Italia Group

Name	Head Office	Currency	Share capital	% Ownership	% of voting rights	Held by
MATRIX S.p.A. (Internet services)	MILAN (ITALY)	EUR	2,100,000	100.0000		TELECOM ITALIA S.p.A.
MED - 1 (NETHERLANDS) B.V. (holding company)	AMSTERDAM (HOLLAND)	EUR	18,200	100.0000		MED - 1 SUBMARINE CABLES Ltd
MED - 1 ITALY S.r.l. (installation and management submarine cable systems in Italian seas)	ROME (ITALY)	EUR	548,477	100.0000		MED - 1 (NETHERLANDS) B.V.
MED - 1 SUBMARINE CABLES Ltd (installation and management of cable Lev)	RAMAT GAN (ISRAEL)	ILS	55,886,866	99.9123		TELECOM ITALIA SPARKLE S.p.A.
MEDITERRANEAN NAUTILUS B.V. (holding company)	AMSTERDAM (HOLLAND)	EUR	18,003	100.0000		MEDITERRANEAN NAUTILUS Ltd
MEDITERRANEAN NAUTILUS GREECE S.A. (installation and management of submarine cable systems)	ATHENS (GREECE)	EUR	111,600	100.0000		MEDITERRANEAN NAUTILUS B.V.
MEDITERRANEAN NAUTILUS ISRAEL Ltd (TLC services, installation and management of submarine cable systems)	RAMAT GAN (ISRAEL)	ILS	1,000	100.0000		MEDITERRANEAN NAUTILUS B.V.
MEDITERRANEAN NAUTILUS ITALY S.p.A. (installation and management of submarine cable systems)	ROME (ITALY)	EUR	3,100,000	100.0000		MEDITERRANEAN NAUTILUS B.V.
MEDITERRANEAN NAUTILUS Ltd (TLC services, installation and management of submarine cable systems)	DUBLIN (IRELAND)	USD	153,259	100.0000		TELECOM ITALIA SPARKLE LUXEMBOURG S.A.
MEDITERRANEAN NAUTILUS TELEKOMÜNIKASYON HIZMETLERI TICARET ANONIM SIRKETI (telecommunications services)	ISTANBUL (TURKEY)	TRY	350,000	99.9988		MEDITERRANEAN NAUTILUS B.V.
				0.0003		MEDITERRANEAN NAUTILUS Ltd
				0.0003		MEDITERRANEAN NAUTILUS ITALY S.p.A.
				0.0003		MEDITERRANEAN NAUTILUS ISRAEL Ltd
				0.0003		MEDITERRANEAN NAUTILUS GREECE S.A.
OLIVETTI MULTISERVICES S.p.A. (real estate management)	MILAN (ITALY)	EUR	20,337,161	100.0000		TELECOM ITALIA S.p.A.
PATH.NET S.p.A. (networking systems and telecommunications)	ROME (ITALY)	EUR	25,800,000	100.0000		TELECOM ITALIA S.p.A.
TECNOSERVIZI MOBILI S.r.l. (management of movable assets)	ROME (ITALY)	EUR	26,000	100.0000		TELECOM ITALIA S.p.A.
TELECOM ITALIA AUDIT AND COMPLIANCE SERVICES Scarl (internal auditing for the Telecom Italia Group)	MILAN (ITALY)	EUR	2,750,000	81.8182 18.1818		TELECOM ITALIA S.p.A. TELECOM ITALIA MEDIA S.p.A.
TELECOM ITALIA NETHERLANDS B.V. (telecommunications services)	AMSTERDAM (HOLLAND)	EUR	18,200	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECOM ITALIA SAN MARINO S.p.A. (telecommunications services in San Marino)	ROVERETA-FALCIANO (REP. OF S. MARINO)	EUR	1,808,000	99.9999		TELECOM ITALIA SPARKLE S.p.A.
				0.0001		TELECOM ITALIA S.p.A.
TELECOM ITALIA SPAIN SL UNIPERSONAL (telecommunications services)	MADRID (SPAIN)	EUR	2,003,096	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECOM ITALIA SPARKLE BULGARIA EOOD (telecommunications services)	SOFIA (BULGARIA)	BGN	5,860	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECOM ITALIA SPARKLE CZECH S.R.O. (telecommunications services)	PRAGUE (CZECH REPUBLIC)	CZK	6,720,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECOM ITALIA SPARKLE EST S.r.l. (telecommunications services)	BUCHAREST (RUMANIA)	RON	88,560	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECOM ITALIA SPARKLE HUNGARY Limited Liability Company (telecommunications services)	BUDAPEST (HUNGARY)	HUF	2,860,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECOM ITALIA SPARKLE LUXEMBOURG S.A. (holding company)	LUXEMBOURG	EUR	41,625,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECOM ITALIA SPARKLE OF NORTH AMERICA, Inc. (telecommunications and promotional services)	NEW YORK (USA)	USD	15,550,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	252

Note 50 - List of companies of the Telecom Italia Group

Name	Head office	Currency	Share capital	% Ownership	% of voting rights	Held by
TELECOM ITALIA SPARKLE S.p.A. (public and private telecommunication services management)	ROME (ITALY)	EUR	200,000,000	100.0000		TELECOM ITALIA S.p.A.
TELECOM ITALIA SPARKLE SINGAPORE PTE. Ltd (telecommunications services)	SINGAPORE	USD	5,121,120	99.9999		TELECOM ITALIA SPARKLE S.p.A.
				0.0001		TELECOM ITALIA SPARKLE OF NORTH AMERICA, Inc.
TELECOM ITALIA SPARKLE SLOVAKIA S.R.O. (telecommunications services)	BRATISLAVA (SLOVAKIA)	EUR	10,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECONTACT CENTER S.p.A. (telemarketing services)	NAPLES (ITALY)	EUR	770,000	100.0000		TELECOM ITALIA S.p.A.
TELEFONIA MOBILE SAMMARINESE S.p.A. (mobile telephony services)	SAN MARINO (REP. OF S. MARINO)	EUR	78,000	51.0000		TELECOM ITALIA SAN MARINO S.p.A.
TELEMEDIA INTERNATIONAL USA Inc. (telecommunications services)	NEW JERSEY (USA)	USD	154,022,889	100.0000		TMI - TELEMEDIA INTERNATIONAL Ltd
TELENERGIA S.r.l. (import, export, purchase, sale and exchange of electrical energy)	ROME (ITALY)	EUR	50,000	100.0000		TELECOM ITALIA S.p.A.
TELSY ELETTRONICA E TELECOMUNICAZIONI S.p.A. (manufacturing and sale of systems for encrypted crypto’s telecommunications)	TURIN (ITALY)	EUR	390,000	100.0000		TELECOM ITALIA S.p.A.
THINX-SM TELEHOUSE INTERNET EXCHANGE S.r.l. (in liquidation) (housing e hosting)	DOGANA (REP. OF S. MARINO)	EUR	25,800	99.0000		TELECOM ITALIA SAN MARINO S.p.A.
				1.0000		TELECOM ITALIA SPARKLE S.p.A.
TI BELGIUM S.P.R.L. - B.V.B.A (telecommunications services)	BRUSSELS (BELGIUM)	EUR	3,000,000	99.9967		TELECOM ITALIA SPARKLE S.p.A.
TI GERMANY GmbH (telecommunications services)	FRANKFURT (GERMANY)	EUR	25,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TI SWITZERLAND GmbH (telecommunications services)	ZURICH (SWITZERLAND)	CHF	2,000,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TI TELECOM ITALIA (AUSTRIA) TELEKOMMUNIKATIONDIENSTE GmbH (telecommunications services)	VIENNA (AUSTRIA)	EUR	2,735,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TI UNITED KINGDOM Ltd (telecommunications services)	LONDON (UK)	GBP	4.150.000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TIS FRANCE S.A.S. (installation and maintenance of telecommunications services for fixed network and relating activities)	PARIS (FRANCE)	EUR	18,295,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TMI - TELEMEDIA INTERNATIONAL Ltd (telecommunications services)	LONDON (UK)	EUR	3,983,254	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TMI TELEMEDIA INTERNATIONAL DO BRASIL Ltda (telecommunications services)	SAO PAOLO (BRAZIL)	BRL	8,909,639	100.0000		TMI - TELEMEDIA INTERNATIONAL Ltd

BRAZIL BU

TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A. (holding company)	RIO DE JANEIRO (BRAZIL)	BRL	6.067,040,293	100.0000		TELECOM ITALIA INTERNATIONAL N.V.
TIM CELULAR S.A. (telecommunications services)	SAO PAOLO (BRAZIL)	BRL	7.731,647,115	100.0000		TIM PARTICIPAÇÕES S.A.
TIM NORDESTE S.A. (telecommunications services)	JABOATAO DOS GUARARAPES (BRAZIL)	BRL	1.635,581,953	100.0000		TIM CELULAR S.A.
TIM PARTICIPAÇÕES S.A. (holding company)	RIO DE JANEIRO (BRAZIL)	BRL	7.613,610,143	69.8513	81.3183	TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	253

Note 50 - List of companies of the Telecom Italia Group

Name	Head office	Currency	Share capital	% Ownership	% of voting rights	Held by
EUROPEAN BROADBAND BU

BBEYOND B.V. (telecommunications services)	HOOFDDORP (HOLLAND)	EUR	18,000	100.0000		BBNED N.V.
BBNED N.V. (telecommunications services)	HOOFDDORP (HOLLAND)	EUR	82,430,000	99.9939 0.0061		TELECOM ITALIA INTERNATIONAL N.V. BBNED N.V.
HANSENET TELEKOMMUNIKATION GmbH (telecommunications services)	HAMBURG (GERMANY)	EUR	91,596,500	100.0000		TELECOM ITALIA DEUTSCHLAND HOLDING GmbH
INTERNLNET B.V. (internet services)	NIJMEGEN (HOLLAND)	EUR	39,960	100.0000		BBNED N.V.
TELECOM ITALIA DEUTSCHLAND HOLDING GmbH (holding company)	HAMBURG (GERMANY)	EUR	25,000	100.0000		TELECOM ITALIA S.p.A.

MEDIA BU

BEIGUA S.r.l. (purchase, sale, management and maintenance of installation for the repair and distribution of radio and TV broadcasting)	ROME (ITALY)	EUR	51,480	51.0004		TELECOM ITALIA MEDIA BROADCASTING S.r.l.
GIALLO VIAGGI. It S.r.l. (in liquidation) (research, design, development, production of information and telematic products for tourism)	MILAN (ITALY)	EUR	10,000	100.0000		TELECOM ITALIA MEDIA S.p.A.
MTV ITALIA S.r.l. (services in the field of radio and TV broadcasting, production and sale of radio, TV and cinema programs)	ROME (ITALY)	EUR	12,151,928	51.0000		TELECOM ITALIA MEDIA S.p.A.
MTV PUBBLICITA’ S.r.l. (advertising agency)	MILAN (ITALY)	EUR	10,400	100.0000		MTV ITALIA S.r.l.
TELECOM ITALIA MEDIA BROADCASTING S.r.l. (purchase, sale, management and maintenance of installation for the repair and distribution of radio and TV broadcasting)	ROME (ITALY)	EUR	15,000,000	100.0000		TELECOM ITALIA MEDIA S.p.A.
TELECOM ITALIA MEDIA S.p.A. (development and sale of products in the field of the publishing industry, gathering and sale of advertising, management of all activities concerning the treatment and handling of information)	ROME (ITALY)	EUR	100,510,259	65.7069 2.2471	66.7962 2.2846	TELECOM ITALIA S.p.A. TELECOM ITALIA FINANCE S.A.
TELECOM MEDIA NEWS S.p.A. (multimedia journalistic information)	ROME (ITALY)	EUR	120,000	100.0000		TELECOM ITALIA MEDIA S.p.A.

OLIVETTI BU

ADVALSO S.p.A. (planning, production and servicing of telecommunication services and product)	IVREA (TURIN) (ITALY)	EUR	500,000	100.0000		OLIVETTI S.p.A.
OLIVETTI AUSTRIA GmbH (in liquidation) (sale of office equipment and accessories)	VIENNA (AUSTRIA)	EUR	36,336	100.0000		OLIVETTI INTERNATIONAL B.V.
OLIVETTI DEUTSCHLAND GmbH (sale of office equipment and holding company)	NURNBERG (GERMANY)	EUR	25,600,000	100.0000		OLIVETTI INTERNATIONAL B.V.
OLIVETTI ENGINEERING S.A. (product research and development based on ink-jet technology)	YVERDON LES BAINS (SWITZERLAND)	CHF	100,000	100.0000		OLIVETTI I-JET S.p.A.
OLIVETTI ESPANA S.A. (sale and maintenance of office equipment, consulting and telematic network management)	BARCELONA (SPAIN)	EUR	1,229,309	99.9912		OLIVETTI INTERNATIONAL B.V.
OLIVETTI FRANCE S.A. (sale of office equipment and software)	PUTEAUX (FRANCE)	EUR	3,190,000	100.0000		OLIVETTI INTERNATIONAL B.V.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	254

Note 50 - List of companies of the Telecom Italia Group

Name	Head office	Currency	Share capital	% Ownership	% of voting rights	Held by
OLIVETTI I-JET S.p.A. (manufacture and sale of products and accessories for office equipment)	ARNAD (AOSTA) (ITALY)	EUR	15,000,000	100.0000		OLIVETTI S.p.A.
OLIVETTI INTERNATIONAL B.V. (holding company)	AMSTERDAM (HOLLAND)	EUR	355,027,092	100.0000		OLIVETTI S.p.A.
OLIVETTI S.p.A. (manufacture and sale of products and accessories for office equipment)	IVREA (TURIN) (ITALY)	EUR	126,000,000	100.0000		TELECOM ITALIA S.p.A.
OLIVETTI UK Ltd. (sale of office equipment)	MILTON KEYNES (UK)	GBP	6,295,712	100.0000		OLIVETTI INTERNATIONAL B.V.
TIESSE S.c.p.A. (installation and assistance for electronic, computer, telematic and telecommunication equipment)	ROME (ITALY)	EUR	103,292	61.0000		OLIVETTI S.p.A.
TOP SERVICE S.p.A. (in liquidation) (electronic diagnostics and repairs of computer products)	MODUGNO (BARI) (ITALY)	EUR	293,618	91.2069		OLIVETTI S.p.A.

OTHER OPERATIONS
BRASILCO S.r.l. (in liquidation) (holding company)	MILAN (ITALY)	EUR	10,000	100.0000		TELECOM ITALIA INTERNATIONAL N.V.
EMSA SERVIZI S.p.A. (in liquidation) (real estate services management)	ROME (ITALY)	EUR	5,000,000	100.0000		TELECOM ITALIA S.p.A.
ETI - EURO TELECOM INTERNATIONAL N.V. (holding company)	AMSTERDAM (HOLLAND)	EUR	50,050	100.0000		ICH - INTERNATIONAL COMMUNICATION HOLDING N.V.
ICH - INTERNATIONAL COMMUNICATION HOLDING N.V. (holding company)	AMSTERDAM (HOLLAND)	EUR	50,000	100.0000		TELECOM ITALIA INTERNATIONAL N.V.
NETESI S.p.A. (in liquidation) (telecommunications and multimedia services)	MILAN (ITALY)	EUR	434,715	100.0000		TELECOM ITALIA S.p.A.
OFI CONSULTING S.r.l. (administrative consulting)	IVREA (TURIN) (ITALY)	EUR	95,000	100.0000		TELECOM ITALIA S.p.A.
OLIVETTI GESTIONI IVREA S.r.l. (real estate services)	IVREA (TURIN) (ITALY)	EUR	100,000	100.0000		TELECOM ITALIA S.p.A.
OLIVETTI HOLDING B.V. (finance company)	AMSTERDAM (HOLLAND)	EUR	15,882,770	100.0000		TELECOM ITALIA FINANCE S.A.
PURPLE TULIP B.V. (holding company)	AMSTERDAM (HOLLAND)	EUR	18,000	100.0000		TELECOM ITALIA INTERNATIONAL N.V.
SAIAT SOCIETA’ ATTIVITA’ INTERMEDIE AUSILIARIE TLC S.p.A. (finance company)	TURIN (ITALY)	EUR	35,745,120	100.0000		TELECOM ITALIA S.p.A.
SHARED SERVICE CENTER S.r.l. (planning, design, installation running of computer services)	ROME (ITALY)	EUR	1,756,612	100.0000		TELECOM ITALIA S.p.A.
TECO SOFT ARGENTINA S.A. (in liquidation) (design, development and sale of software)	BUENOS AIRES (ARGENTINA)	ARS	12,000	100.0000		TELECOM ITALIA S.p.A.
TELECOM ITALIA CAPITAL S.A. (finance company)	LUXEMBOURG	EUR	2,336,000	99.9990		TELECOM ITALIA S.p.A.
				0.0010		TELECOM ITALIA FINANCE S.A.
TELECOM ITALIA FINANCE S.A. (finance company)	LUXEMBOURG	EUR	542,090,241	100.0000		TELECOM ITALIA S.p.A.
TELECOM ITALIA INTERNATIONAL N.V. (holding company)	AMSTERDAM (HOLLAND)	EUR	2.399,483,000	100.0000		TELECOM ITALIA S.p.A.
TELECOM ITALIA LAB S.A. (holding company)	LUXEMBOURG	EUR	370,005	99.9939		TELECOM ITALIA S.p.A.
				0.0061		TELECOM ITALIA FINANCE S.A.
TELECOM ITALIA LATAM S.A. (telecommunications and promotional services)	SAO PAOLO (BRAZIL)	BRL	118,925,804	100.0000		TELECOM ITALIA S.p.A.
TIAUDIT LATAM S.A. (internal auditing)	SAO PAOLO (BRAZIL)	BRL	1,500,000	69.9995		TELECOM ITALIA AUDIT AND COMPLIANCE SERVICES Scarl
				30.0000		TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	255

Note 50 - List of companies of the Telecom Italia Group

Name	Head office	Currency	Share capital	% Ownership	% of voting rights	Held by
ASSOCIATED AND JOINT VENTURES ACCOUNTED FOR USING THE EQUITY METHOD
AREE URBANE S.r.l. (real estate)	MILAN (ITALY)	EUR	307,717	31.6508		TELECOM ITALIA S.p.A.
				0.9720		TELECOM ITALIA MEDIA S.p.A.
ASSCOM INSURANCE BROKERS S.r.l. (insurance mediation)	MILAN (ITALY)	EUR	100,000	20.0000		TELECOM ITALIA S.p.A.
BALTEA S.r.l. (manufacture and sale of office equipment and computer and telecommunications services)	IVREA (TURIN) (ITALY)	EUR	2,220,000	49.0000		OLIVETTI S.p.A
BROAD BAND SERVICE S.p.A. (production and sales of multimedia services)	SERRAVALLE (REP.OF S.MARINO)	EUR	77,000	20.0000		TELECOM ITALIA SAN MARINO S.p.A.
CONS. SCUOLA SUP.ALTA FORMAZIONE UNIVERSITARIA FEDERICO II (in liquidation) (professional training)	NAPLES (ITALY)	EUR	127,500	20.0000		TELECOM ITALIA S.p.A.
CONS.CAMPANO DI RICERCA PER L’INFORMATICA E L’AUTOMAZIONE INDUSTRIALE S.c.r.l. (delivery of services in the IT and industrial automation fields)	NAPLES (ITALY)	EUR	589,258	47.9327		TELECOM ITALIA S.p.A.
CONSORZIO E O (in liquidation) (professional training)	ROME (ITALY)	EUR	15,482	50.0000		TELECOM ITALIA S.p.A.
CONSORZIO NAUTILUS S.c.a.r.l. (training activities)	ROME (ITALY)	EUR	30,000	20.0000		MEDITERRANEAN NAUTILUS Ltd
CONSORZIO TEMA MOBILITY (marketing and development of the products jointly realized by Telecom Italia and Magneti Marelli)	TURIN (ITALY)	EUR	850,000	50.0000		TELECOM ITALIA S.p.A.
CONSORZIO TURISTEL (in liquidation) (online tourism services)	ROME (ITALY)	EUR	77,460	33.3333		TELECOM ITALIA S.p.A.
Empresa de Telecomunicaciones de Cuba S.A. ETEC-SA (telecommunications services)	HAVANA (CUBA)	USD	1.749,313,080	27.0030		TELECOM ITALIA INTERNATIONAL N.V.
IM.SER S.r.l. (real estate management)	MILAN (ITALY)	EUR	21,165	40.0000		TELECOM ITALIA S.p.A.
ITALTEL GROUP S.p.A. (holding company)	MILAN (ITALY)	EUR	115,459,344	19.3733		TELECOM ITALIA FINANCE S.A.
LI.SIT. - LOMBARDIA INTEGRATA SERVIZI INFOTELEMATICI PER IL TERRITORIO S.p.A. (information, TLC services and products for the local public administration)	MILAN (ITALY)	EUR	6,500,000	24.2000		TELECOM ITALIA S.p.A.
MOVENDA S.p.A. (technological platforms for the development of mobile Internet services)	ROME (ITALY)	EUR	133,333	24.9998		TELECOM ITALIA LAB S.A.
				7.5000		MOVENDA S.p.A.
NORDCOM S.p.A. (application service provider)	MILAN (ITALY)	EUR	5,000,000	42.0000		TELECOM ITALIA S.p.A.
OCN-TRADING S.r.l. (in liquidation) (trading company)	IVREA (TURIN) (ITALY)	EUR	40,800	40.0000		TELECOM ITALIA S.p.A.
SOFORA TELECOMUNICACIONES S.A. (holding company)	BUENOS AIRES (ARGENTINA)	ARS	439,702,000	32.5000		TELECOM ITALIA S.p.A.
				17.5000		TELECOM ITALIA INTERNATIONAL N.V.
TELBIOS S.p.A. (technological services supporting the health sector)	MILAN (ITALY)	EUR	1,899,384	32.8600		TELECOM ITALIA S.p.A.
TELELEASING - LEASING DI TELECOMUNICAZIONI E GENERALE S.p.A. (financial leasing of real estate and other assets)	MILAN (ITALY)	EUR	9,500,000	20.0000		SAIAT SOCIETA’ ATTIVITA’ INTERMEDIE AUSILIARIE TLC S.p.A.
TIGLIO I S.r.l. (real estate management)	MILAN (ITALY)	EUR	5,255,704	45.6991		TELECOM ITALIA S.p.A.
				2.1027		TELECOM ITALIA MEDIA S.p.A.
TIGLIO II S.r.l. (real estate management)	MILAN (ITALY)	EUR	6,185,288	49.4700		TELECOM ITALIA S.p.A.
WEMACOM TELEKOMMUNIKATION GmbH (telecommunications services)	SCHWERIN (GERMANY)	EUR	60,000	25.0000		HANSENET TELEKOMMUNIKATION GmbH
XTRA MEDIA SERVICES B.V. (internet services)	NIJMEGEN (HOLLAND)	EUR	18,000	49.0000		INTERNLNET B.V.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	256

Note 50 - List of companies of the Telecom Italia Group

Name	Head office	Currency	Share capital	% Ownership	% of voting rights	Held by
SUBSIDIARIES HELD FOR SALE
LUNA ROSSA CHALLENGE 2007 S.L. (promotion, organization of sailboat races include the America’s Cup)	VALENCIA (SPAIN)	EUR	4,000,000	49.0000		TELECOM ITALIA S.p.A.
LUNA ROSSA TRADEMARK SARL (purchase, management, development of intellectual property rights)	LUXEMBOURG	EUR	20,000,000	49.0000		TELECOM ITALIA S.p.A.
MIAECONOMIA S.r.l. (publishing in the field of personal finance)	ROME (ITALY)	EUR	1,000,000	30.0000		MATRIX S.p.A.

OTHER SIGNIFICANT INVESTMENTS IN ACCORDANCE WITH CONSOB RESOLUTION 11971 DATED MAY 14, 1999
CEFRIEL S.r.l. (professional training)	MILAN (ITALY)	EUR	100,000	11.6000		TELECOM ITALIA S.p.A.
CELL-TEL S.p.A. (telecommunications equipment, plant, systems)	IVREA (TURIN) (ITALY)	EUR	500,000	15.0000		OLIVETTI S.p.A.
FIN.PRIV. S.r.l. (finance company)	MILAN (ITALY)	EUR	20,000	14.2900		TELECOM ITALIA S.p.A.
IFM INFOMASTER S.p.A. (planning and development of call center solutions)	GENOA (ITALY)	EUR	161,765	12.0000		TELECOM ITALIA FINANCE S.A.
INNOVIS S.p.A. (computer, online and telecommunications equipments and services)	IVREA (TURIN) (ITALY)	EUR	325,000	15.0000		OLIVETTI S.p.A.
ITALBIZ.COM Inc. (internet services)	CALIFORNIA (USA)	USD	4,720	19.5000		TELECOM ITALIA MEDIA S.p.A.
LEGACY LLH Limited (manufacture of gaming and leisure-time machines)	STAFFORDSHIRE (UK)	GBP	7,809,179	11.4700		TELECOM ITALIA FINANCE S.A.
MIX S.r.l. (internet service provider)	MILAN (ITALY)	EUR	99,000	10.8500		TELECOM ITALIA S.p.A.
NEW SATELLITE RADIO S.r.l. (production and realization of radio-TV channel and program)	MILAN (ITALY)	EUR	10,000	12.7200		TELECOM ITALIA S.p.A.
PIEDMONT INTERNATIONAL S.A. (finance company)	LUXEMBOURG	USD	10,507,500	17.1300	10.3000	TELECOM ITALIA FINANCE S.A.

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	257

Note 50 - List of companies of the Telecom Italia Group

•	Certification of the consolidated financial statements pursuant to art. 81-ter of Consob regulation 11971 of May 14, 1999, with amendments and additions

1.	We, the undersigned, Franco Bernabè, as the Chief Executive Officer, and Marco Patuano, as the Manager responsible for preparing Telecom Italia S.p.A.’s financial reports, certify, having also considered the provisions of art. 154-bis, paragraphs 3 and 4, of Legislative Decree 58 of February 24, 1998:

•	the adequacy in relation to the characteristics of the company and

•	the effective application

of the administrative and accounting procedures used in the preparation of the consolidated financial statements for the 2008 fiscal year.

2.	Telecom Italia has adopted as its framework for the definition and assessment of its internal control system, with particular reference to the internal controls surrounding the preparation of the financial statements, the Internal Control – Integrated Framework model issued by the Committee of Sponsoring Organizations of the Treadway Commission.

3.	The undersigned also certify that:

3.1	the consolidated financial statements at December 31, 2008:

a)	are prepared in conformity with International Financial Reporting Standards adopted by the European Union pursuant to EC regulation 1606/2002 of the European Parliament and Council dated July 19, 2002 (International Financial Reporting Standards – IFRS) as well as the legislative and prescribed provisions in force in Italy with particular reference to the measures enacted for the implementation of Legislative Decree 38 dated February 28, 2005, art. 9;

b)	agree with the results of the accounting records and entries;

c)	fairly and correctly present the financial condition, results of operations and cash flows of the Issuer and the group companies included in consolidation;

3.2	the report on operations contains a reliable analysis of the performance and results of operations, as well as the situation of the Issuer and the group companies included in consolidation, together with a description of its exposure to major risks and uncertainties.

February 27, 2009

Franco Bernabè	Marco Patuano
Chief Executive Officer	Manager responsible for preparing the Company’s financial reports

Telecom Italia Group Consolidated Financial Statements at December 31, 2008	258

Certification of the Consolidated Financial Statements

Independent auditors’ report

pursuant to Article 156 of Legislative Decree No. 58 of February 24, 1998

(Translation from the original Italian text)

To the Shareholders

of Telecom Italia S.p.A.

1.	We have audited the consolidated financial statements of Telecom Italia S.p.A. and its subsidiaries (the “Telecom Italia Group”) as of and for the year ended December 31, 2008, comprising the balance sheet, the statements of income, changes in equity and cash flows and the related explanatory notes. The preparation of these financial statements in compliance with International Financial Reporting Standards as adopted by the European Union and with art. 9 of Italian Legislative Decree n° 38/2005 is the responsibility of the Telecom Italia S.p.A.’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.	Our audit was made in accordance with auditing standards and procedures recommended by CONSOB (the Italian Stock Exchange Regulatory Agency). In accordance with such standards and procedures, we planned and performed our audit to obtain the information necessary to determine whether the consolidated financial statements are materially misstated and if such financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, as well as assessing the appropriateness and correct application of the accounting principles and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

The consolidated financial statements present the comparative data of the preceding year. As described in the explanatory notes, as a consequence of the sale of the investment in a subsidiary, management restated the comparative information related to the financial statements of the preceding year, on which we issued our auditor’s report on March 26, 2008. We have examined the methods adopted to restate the comparative financial information for the same period of the preceding year for the purpose of our opinion as of and for the year ended December 31, 2008.

3.	In our opinion, the consolidated financial statements of the Telecom Italia Group as of December 31, 2008 have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union and with art. 9 of Italian Legislative Decree n° 38/2005; accordingly, they present clearly and give a true and fair view of the financial position, the results of operations, the changes in equity and the cash flows of the Telecom Italia Group for the year then ended.

4.	The management of Telecom Italia S.p.A. is responsible for the preparation of the Report on Operations in accordance with the applicable laws and regulations. Our responsibility is to express an opinion on the consistency of the Report on Operations with the financial statements as required by art. 156, paragraph 4-bis, letter d) of the Legislative Decree 58/98. For this purpose, we have performed the procedures required under the Auditing Standard No. 001 issued by the Italian Accounting Profession (CNDCEC) and recommended by CONSOB. In our opinion the Report on Operations is consistent with the consolidated financial statements of the Telecom Italia Group as of December 31, 2008.

Milan, Italy
March 16, 2009

Reconta Ernst & Young S.p.A.	Reconta Ernst & Young S.p.A.
Signed by: Nadia Locati, Partner	Sede Legale: 00196 Roma - Via G.D. Romagnosi, 18/A
Capitale Sociale € 1.402.500.00 i.v.
Iscritta alla S.O. del Registro delle Imprese presso la CC.I.A.A. di Roma
Codice fiscale e numero di iscrizione 00434000584
P.I. 00891231003
Iscritta all’Albo Revisori Contabili al n. 70945 Pubblicato sulla G.U.
Suppl. 13 - IV Serie Speciale del 17/2/1998
Iscritta all’Albo Speciale delle società di revisione
Consob al progressivo n. 2 delibera n.10831 del 16/7/1997

A member firm of Ernst & Young Global Limited

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	263

Contents

Balance sheets

Assets

(euro)	note	12/31/2008	of which related parties	12/31/2007	of which related parties
NON-CURRENT ASSETS
Intangible assets
Goodwill	3)	40,013,044,756		40,013,044,756
Intangible assets with a finite useful life	4)	4,508,948,849		4,866,605,024
		44,521,993,605		44,879,649,780

Tangible assets
Property, plant and equipment owned	5)	11,642,564,426		12,208,125,448
Assets held under finance leases	5)	1,369,060,595		1,442,372,649
		13,011,625,021		13,650,498,097
Other non-current assets	6)
Investments		10,695,578,475		11,199,110,286
Securities, financial receivables and other non-current financial assets		639,928,323	105,750,000	582,332,594	136,278,000
Miscellaneous receivables and other non-current assets		508,939,780	3,839,000	488,647,370	8,345,000
Deferred tax assets	7)	809,235,423		122,235,284
		12,653,682,001		12,392,325,534

TOTAL NON-CURRENT ASSETS (A)		70,187,300,627		70,922,473,411

CURRENT ASSETS
Inventories	8)	114,799,584		97,899,066
Trade and miscellaneous receivables and other current assets	9)	6,439,379,467	525,491,000	6,871,409,542	697,069,000
Current income tax receivables	10)	202,816		37,169,726
Financial receivables and other current financial assets	11)	241,012,063	38,486,000	243,543,176	8,242,000
Cash and cash equivalents	12)	3,563,213,750	1,019,331,000	4,383,254,755	132,689,000
Current assets sub-total		10,358,607,680		11,633,276,265
Discontinued operations/Non-current assets held for sale	13)
of a financial nature		—		—
of a non-financial nature		9,332,969		—
		9,332,969		—
TOTAL CURRENT ASSETS (B)		10,367,940,649		11,633,276,265

TOTAL ASSETS (A+B)		80,555,241,276		82,555,749,676

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	265

Balance sheets

Equity and liabilities
	note	12/31/2008	of which related parties	12/31/2007	of which related parties
EQUITY
Share capital issued		10,673,803,874		10,673,793,336
• less: Treasury shares		(14,449,608)		(699,608)
Share capital		10,659,354,266		10,673,093,728
• Paid-in capital		1,689,189,668		1,689,150,637
• Legal reserve		2,134,760,634		2,134,755,339
• Other reserves
• Reserve L.D. 124/93 ex art. 13		391,352		391,352
• Reserve D.P.R. 917/86 ex art. 74		5,749,710		5,749,710
• Reserve for capital grants		602,258,805		602,258,805
• Revaluation reserve ex lege 413/91		1,128,827		1,128,827
• Reserve Law 266/2005, ex art. 1, para. 469 - Law 342/2000 ex art. 14		315,842,091		315,842,091
• Other		2,594,973,274		3,178,302,523
Total Other reserves		3,520,344,059		4,103,673,308
• Retained earnings (Accumulated losses), including profit for the year		4,896,002,332		5,014,750,633

TOTAL EQUITY (A)	14)	22,899,650,959		23,615,423,645

NON-CURRENT LIABILITIES
Non-current financial liabilities	15)	36,807,197,976	18,661,411,000	39,332,248,114	21,618,416,000
Employee benefits	20)	1,106,488,569		1,039,787,185
Deferred tax liabilities	7)	—		478,939,274
Provisions	21)	533,966,081		737,640,486
Miscellaneous payables and other non-current liabilities	22)	1,284,382,445	65,251,000	1,397,231,945	103,090,000

TOTAL NON-CURRENT LIABILITIES (B)		39,732,035,071		42,985,847,004

CURRENT LIABILITIES
Current financial liabilities	15)	7,553,090,830	6,273,983,000	6,019,340,058	3,687,174,000
Trade and miscellaneous payables and other current liabilities	23)	9,157,326,933	1,026,549,000	9,832,817,120	773,041,000
Current income tax payables	24)	1,213,137,483		102,321,849
TOTAL CURRENT LIABILITIES (C)		17,923,555,246		15,954,479,027

TOTAL LIABILITIES (D=B+C)		57,655,590,317		58,940,326,031

TOTAL EQUITY AND LIABILITIES (A+D)		80,555,241,276		82,555,749,676

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	266

Balance sheets

Income statements

(euro)	note	Year 2008	of which related parties	Year 2007	of which related parties
Revenues	26)	22,025,329,128	716,378,000	22,847,037,143	723,608,000
Other income	27)	262,470,614	29,716,000	297,764,662	34,771,000
Total operating revenues and other income		22,287,799,742		23,144,801,805

Acquisition of goods and services	28)	(9,004,667,622)	(1,286,114,000)	(9,471,285,930)	(1,284,958,000)
Employee benefits expenses	29)	(3,447,727,485)	(123,608,000)	(3,111,780,499)	(119,274,000)
Other operating expenses	30)	(687,946,088)	(2,070,000)	(1,259,511,455)	(763,000)
Changes in inventories	31)	16,900,518		(27,064,792)
Internally generated assets	32)	412,310,093		455,175,633
OPERATING PROFIT BEFORE DEPRECIATION AND AMORTIZATION, CAPITAL GAINS (LOSSES) AND IMPAIRMENT REVERSALS (LOSSES) ON NON-CURRENT ASSETS (EBITDA)		9,576,669,158		9,730,334,762
of which: impact of non-recurring items	42)	(285,672,000)		(26,528,000)

Depreciation and amortization	33)	(4,426,217,244)		(4,258,950,617)
Gains (losses) on disposals of non-current assets	34)	27,422,483		1,049,705
Impairment reversals (losses) on non-current assets	35)	(11,399,998)		(37,754,278)
OPERATING PROFIT (EBIT)		5,166,474,399		5,434,679,572
of which: impact of non-recurring items	42)	(260,652,000)		(26,528,000)

Income (expenses) from investments	36)	(591,155,905)	128,175,000	235,434,235	147,982,000
Finance income	37)	1,174,519,385	91,418,000	1,059,354,287	270,702,000
Finance expenses	38)	(3,575,512,975)	(1,615,018,000)	(3,203,116,080)	(1,422,887,000)
PROFIT BEFORE TAX		2,174,324,904		3,526,352,014
of which: impact of non-recurring items	42)	(739,102,000)		121,626,000

Income tax expense	39)	(674,329,156)		(1,643,931,493)
PROFIT FOR THE YEAR		1,499,995,748		1,882,420,521
of which: impact of non-recurring items	42)	(669,275,000)		112,206,000

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	267

Income statements

Statements of changes in equity

Statement of changes in equity for the year ended December 31, 2007

(euro)	Share capital	Paid-in capital	Other	Retained earnings (accumulated losses), including profit for the year	Total Equity
Balance at December 31, 2006	10,673,064,449	1,689,040,450	6,246,037,606	5,915,406,023	24,523,548,528
Changes in equity during the year:
Available-for-sale financial assets:
Valuation gains or losses taken to equity			(48,154,262)		(48,154,262)
Gains or losses transferred to the income statement			(137,387,007)		(137,387,007)
Cash flows hedges:
Valuation gains or losses taken to equity			(158,381,675)		(158,381,675)
Gains or losses transferred to the income statement			386,863,898		386,863,898
Tax on items taken directly to equity or transferred from equity			(54,932,528)		(54,932,528)
Net income (loss) recognized directly in equity			(11,991,574)		(11,991,574)
Profit for the year				1,882,420,521	1,882,420,521
Total recognized income and expense for the year			(11,991,574)	1,882,420,521	1,870,428,947
Dividends approved				(2,783,070,586)	(2,783,070,586)
Conversion of bonds	29,279	110,187	2,090,550		2,230,016
Other changes			2,292,065	(5,325)	2,286,740
Balance at December 31, 2007	10,673,093,728	1,689,150,637	6,238,428,647	5,014,750,633	23,615,423,645

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	268

Statements of change in equity

Statement of changes in equity for the year ended December 31, 2008

(euro)	Share capital	Paid-in capital	Other	Retained earnings (accumulated losses), including profit for the year	Total Equity
Balance at December 31, 2007	10,673,093,728	1,689,150,637	6,238,428,647	5,014,750,633	23,615,423,645
Changes in equity during the year:
Available-for-sale financial assets:
Valuation gains or losses taken to equity			26,202,088		26,202,088
Gains or losses transferred to the income statement					0
Cash flows hedges:
Valuation gains or losses taken to equity			(1,268,090,924)		(1,268,090,924)
Gains or losses transferred to the income statement			455,055,508		455,055,508
Tax on items taken directly to equity or transferred from equity			215,674,650		215,674,650
Net income (loss) recognized directly in equity			(571,158,678)		(571,158,678)
Utile netto dell’esercizio				1,499,995,748	1,499,995,748
Total recognized income and expense for the year			(571,158,678)	1,499,995,748	928,837,070
Dividends approved				(1,618,738,754)	(1,618,738,754)
Conversion of bonds	10,538	39,031	(16,594)		32,975
Treasuru shares	(13,750,000)		(13,362,750)		(27,112,750)
Grant of equity instruments			1,044,377		1,044,377
Other changes			169,691	(5,295)	164,396
Balance at December 31, 2008	10,659,354,266	1,689,189,668	5,655,104,693	4,896,002,332	22,899,650,959

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	269

Statements of change in equity

Cash flows statements

(thousands of euro)	note	Year 2008	Year 2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit		1,499,996	1,882,421
Adjustments for:
Depreciation and amortization		4,426,217	4,258,951
Impairment losses (reversals) of non-current assets (including investments)		264,202	103,036
Net change in deferred tax assets and liabilities		(950,225)	882,753
Losses (gains) realized on disposals of non-current assets (including investments)		436,128	(149,880)
Change in employee benefits		226,514	(195,309)
Change in inventories		(16,901)	26,950
Change in trade receivables and net receivables on construction contracts		314,688	334,384
Change in trade payables		(369,911)	499,876
Net change in miscellaneous receivables/payables and other assets/liabilities		735,577	(564,921)
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES (A)		6,566,285	7,078,261
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets on an accrual basis	4)	(1,413,317)	(1,551,298)
Purchase of tangible assets on an accrual basis	5)	(2,058,147)	(2,396,452)
Total purchase of intangible and tangible assets on an accrual basis (*)		(3,471,464)	(3,947,750)
Change in amounts due to fixed asset suppliers		(335,560)	265,143
Total purchase of intangible and tangible assets on a cash basis		(3,807,024)	(3,682,607)
Acquisitions of subsidiaries and businesses, net of cash acquired	6)	(630,110)	(701,559)
Acquisitions of other investments		(1,122)	(2,313)
Acquisitions of cash an cash equivalents as a result of corporate transactions			(10,336)
Change in financial receivables and other financial assets		(65,083)	110,013
Proceeds from sales/repayments of intangible, tangible and other non-current assets		515,950	348,120
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES (B)		(3,987,389)	(3,938,682)
CASH FLOWS FROM FINANCING ACTIVITIES:
Change in current financial liabilities and other		485,555	(410,299)
Proceeds from non-current financial liabilities (including current portion)		2,432,927	4,699,846
Repayments of non-current financial liabilities (including current portion)		(4,114,213)	(5,972,692)
Considerations paid for equity instruments		(27,113)	—
Dividends paid (*)		(1,617,005)	(2,779,736)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES (C)		(2,839,849)	(4,462,881)
AGGREGATE CASH FLOWS (D=A+B+C)		(260,953)	(1,323,302)

NET CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR (E)		3,465,189	4,788,491

NET CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR (F=D+E)		3,204,236	3,465,189

(*) OF WHICH RELATED PARTIES (thousands of euro)		Year 2008	Year 2007
Total acquisition of intangible and tangible assets on an accrual basis		(286,119)	(388,858)
Dividends paid		(290,559)	(400,358)

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	270

Cash flows statements

Additional cash flows information:

(thousands of euro)	Year 2008	Year 2007
Income tax (paid) received	(580,623)	(460,965)
Interest expense paid	(2,824,069)	(2,891,142)
Interest income received	570,036	667,976
Dividends received	129,537	151,878

ANALYSIS OF NET CASH AND CASH EQUIVALENTS:

(thousands of euro)	Year 2008	Year 2007
NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR:
Cash and cash equivalents	4,383,255	5,207,976
Bank overdrafts repayable on demand	(918,066)	(419,485)
	3,465,189	4,788,491
NET CASH AND CASH EQUIVALENTS AT END OF THE YEAR:
Cash and cash equivalents	3,563,214	4,383,255
Bank overdrafts repayable on demand	(358,978)	(918,066)
	3,204,236	3,465,189

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	271

Cash flows statements

Note 1 – Form, content and other general information

•	Form and content

Telecom Italia S.p.A. is a corporation organized under the laws of the Republic of Italy. The head office of the Company is located in Milan, Italy.

Telecom Italia S.p.A. operates in Italy in the fixed and mobile telecommunications sector.

Following the coming into force of European Union Regulation 1606/2002 and the national laws implementing that Regulation, as from January 1, 2006, Telecom Italia S.p.A. prepares its separate financial statements in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and endorsed by the European Union (designated as “IFRS”). The designation “IFRS” also includes all effective International Accounting Standards (“IAS”) and all Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”), comprising those previously issued by the Standing Interpretations Committee (“SIC”).

The separate financial statements, rendered mandatory by the Italian Civil Code, have been prepared on a going concern basis (for further details, please refer to the Note “Accounting Policies”) and have also been drawn up in accordance with the national laws in force and, in particular, with the measures enacted implementing art. 9 of Legislative Decree 38 dated February 28, 2005. Comparative figures for the year 2007 have also been presented, in accordance with IAS 1 (Presentation of Financial Statements).

The separate financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, financial assets held for trading and derivative financial instruments which have been measured at fair value. The carrying amounts of hedged assets and liabilities have been adjusted to reflect the changes in fair value of the hedged risks (fair value hedge).

In 2008, Telecom Italia S.p.A. applied the accounting policies on a basis consistent with previous years and did not elect the early adoption of any IFRS.

Publication of the separate financial statements of Telecom Italia S.p.A. for the year ended December 31, 2008 was approved by resolution of the board of directors’ meeting held on February 27, 2009.

However, final approval of the separate financial statements of Telecom Italia S.p.A. rests with the shareholders’ meeting.

•	Financial statement formats

The financial statement formats adopted are consistent with IAS 1. In particular:

•	the balance sheets have been prepared by classifying assets and liabilities according to “current and non-current” criterion;

•

the income statements have been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Company, conforms to internal reporting and is in line with the industrial sector of reference;

•	the cash flow statements have been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7 (Statement of Cash Flows).

All amounts are expressed in thousands of euro, unless otherwise indicated.

Furthermore, as required by Consob resolution 15519 dated July 27, 2006, in the income statement by nature, income and expenses relating to non-recurring transactions or events which occur infrequently during the normal course of business operations and their relative impact have been shown separately at the main intermediate result levels.

Non-recurring events and transactions have been identified mainly according to the nature of the transactions. Specifically, non-recurring income (expenses) include events or transactions which by their very nature do not occur continuously during the normal course of business operations, for instance: losses/expenses following the financial market crisis, income/expenses arising from the sale of properties, business segments and investments included under non-current assets, income/expenses stemming from corporate-related reorganizations and income/expenses arising from fines levied by regulatory agencies.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	272

Note 1 - Form, content and other general information

Again in reference to the above Consob resolution, the amounts of related party transactions or balances have been shown separately, by caption, in the balance sheets, income statements and cash flow statements.

Note 2 – Accounting policies

•	Going concern

The separate financial statements for the year ended December 31, 2008 have been prepared on a going concern basis as there is the reasonable expectation that Telecom Italia will continue its operational activities in the foreseeable future.

In particular, consideration has been given to the following factors which management believes, at this time, are not such as to generate doubts as to the Company’s ability to continue as a going concern:

•

the main risks and uncertainties to which the Company is exposed, referred to in the specific paragraph “Major risks and uncertainties” included in the Report on Operations under “Business outlook for the year 2009”;

•

the measures adopted in terms of the mix between risk capital and debt capital as well as the policy for the remuneration of risk capital, described in the paragraph devoted to the “share capital structure” under the Note “Equity”;

•	the identification, the analysis, the objectives and the policy for financial risk management (market risk, credit risk and liquidity risk) described in the Note “Financial risk management”.

•	Intangible assets

Goodwill

In the case of the acquisition of companies or business segments from third parties, also through mergers or conferrals, the identifiable assets, liabilities and contingent liabilities acquired are recorded at fair value at the date of acquisition.

The excess of the cost of acquisition over the fair value of those assets and liabilities acquired is recognized as goodwill and classified in the balance sheet as an intangible asset with an indefinite useful life whereas any resulting negative difference is recognized in the income statement on acquisition.

Goodwill is initially recorded at cost and is subsequently reduced only for impairment losses. For additional details, please refer to the accounting policy Impairment of assets - Goodwill, reported below. When a previously acquired enterprise, or part thereof, is sold, the relative amount of goodwill is taken into account in calculating the gain or loss on disposal.

In the context of IFRS first-time adoption, the Company elected not to apply IFRS 3 (Business Combinations) retrospectively to those business combinations which had arisen before January 1, 2004. As a consequence, goodwill on acquisitions before the date of transition to IFRS was brought forward at the previous Italian GAAP amounts, and was tested for impairment at that date.

Development costs

Costs incurred internally for the development of new products and services represent either intangible assets (mainly costs for software development) or tangible assets produced internally. Such costs are capitalized only when all the following conditions are satisfied: i) the cost attributable to the development phase of the asset can be measured reliably, ii) there is the intention, the availability of financial resources and the technical ability to complete the asset and make it available for use or sale and iii) it can be demonstrated that the asset will be able to generate future economic benefits.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	273

Note 2 - Accounting policies

Capitalized development costs comprise only expenditures that can be attributed directly to the development process and are amortized systematically over the estimated product or service life so that the amortization method reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the entity.

Other intangible assets with a finite useful life

Other purchased or internally-generated assets with a finite useful life are recognized as assets, in accordance with IAS 38 (Intangible Assets), where it is probable that the use of the asset will generate future economic benefits and where the cost of the asset can be measured reliably. Such assets are recorded at purchase or production cost and amortized on a straight-line basis over their estimated useful lives; the amortization rates are reviewed annually and revised if the current estimated useful life is different from that estimated previously. The effect of such changes is recognized in the income statement prospectively.

For a small portion of bundled offerings, principally of mobile equipment and services, the Company capitalizes directly attributable subscriber acquisition costs (represented by commissions for the sales network and subsidies for the purchase of handsets) when the following conditions are met:

•	the capitalized costs can be measured reliably;

•	there is a contract binding the customer for a specific period of time; and

•

it is probable that the amount of the capitalized costs will be recovered through the revenues generated by the service contract, or, where the customer withdraws from the contract in advance, through the collection of the penalty.

Capitalized subscriber acquisition costs are amortized on a straight-line basis over the minimum period of the underlying contract (2 years).

In all other cases, subscriber acquisition costs are expensed when incurred.

•	Tangible assets

Property, plant and equipment owned

Property, plant and equipment owned is stated at acquisition or production cost or, for those assets existing at January 1, 2004, at the deemed cost which for some assets is the revalued cost. Subsequent expenditures are capitalized only if they increase the future economic benefits embodied in the related item of property, plant and equipment. All other expenditures (including interest expenses directly attributable to the acquisition, construction or production of the asset) are expensed as incurred.

Cost also includes the expected costs of dismantling the asset and restoring the site if a legal or constructive obligation exists. The corresponding liability is recognized in the year in which the obligation arises in the balance sheet under provisions at its present value. These capitalized costs are depreciated and charged to the income statement over the useful life of the related tangible assets.

The recalculation of estimates for dismantling costs, discount rates and the dates in which such costs are expected to be incurred is reviewed annually, at each financial year-end. The effects of this calculation, if any, are recognized with an offsetting entry to tangible assets.

Depreciation of property, plant and equipment owned is calculated on a straight-line basis over the estimated useful life of the assets.

The depreciation rates are reviewed annually and revised if the current estimated useful life is different from that estimated previously. The effect of such changes is recognized in the income statement prospectively.

Land, including land pertaining to buildings, is not depreciated.

Assets under finance leases

Assets held under finance leases, in which substantially all the risks and rewards of ownership are transferred to the Company, are recognized as assets of the Company at their fair value or, if lower, at the present value of the minimum lease payments, including bargain purchase options. The corresponding liability due to the lessor is included in the balance sheet under financial liabilities.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	274

Note 2 - Accounting policies

Lease payments are apportioned between interest (recognized in the income statement) and principal (recognized as a deduction from liabilities). This division is determined so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Furthermore, gains realized on sale and leaseback transactions that are recorded under finance lease contracts are deferred over the lease term.

Since there is no reasonable certainty over the acquisition of the ownership of the asset at the end of lease period, assets held under finance leases are depreciated over the shorter of the lease term and their useful lives.

Leases where the lessor retains substantially all the risks and rewards of ownership of the assets are accounted for as operating leases. Operating lease rentals are charged to the income statement on a straight-line basis over the lease term.

•	Impairment of assets

Goodwill

Goodwill is tested for impairment at least annually or more frequently whenever events or changes in circumstances indicate that goodwill may be impaired, as set forth in IAS 36 (Impairment of Assets); however, when the conditions that gave rise to an impairment loss no longer exist, the original amount of goodwill is not reinstated.

The test is generally conducted near the end of every year so the date of testing is the year-end closing date of the financial statements. Goodwill acquired and allocated during the year is tested for impairment by the end of the year in which the acquisition and allocation took place. To test for impairment, goodwill is allocated, at the date of acquisition, to each cash-generating unit or group of cash-generating units which is expected to benefit from the acquisition.

If the carrying amount of the cash-generating unit (or group of cash-generating units) exceeds the recoverable amount, an impairment loss is recognized in the income statement. The impairment loss is first recognized as a deduction of the carrying amount of goodwill allocated to the cash-generating unit (or group of cash-generating units) and then only applied to the other assets of the cash-generating unit in proportion to their carrying amount, up to the recoverable amount of the assets with a finite useful life. The recoverable amount of a cash-generating unit (or group of cash-generating units) to which goodwill is allocated is the higher of fair value less costs to sell and its value in use.

In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The future cash flows generally cover a period of 3 years, except where longer-term projections are required such as in the case of start-up activities. The long-term growth rate used to estimate the end amount of the cash-generating unit (or group of cash-generating units) is assumed not to be higher than the average long-term growth rate of the segment, country or market in which the cash-generating unit (or group of cash-generating units) operates. Future cash flows are estimated by referring to the current operating conditions of the cash-generating unit (or group of cash-generating units) and, therefore, do not include either benefits originating from future restructuring for which the entity is not yet committed, or future investments for the improvement or optimization of the cash-generating unit.

For the purpose of calculating impairment, the carrying amount of the cash-generating unit is established based on the same criteria used to determine the recoverable amount of the cash-generating unit, excluding surplus assets (that is, financial assets, deferred tax assets and net non-current assets held for sale).

After conducting the goodwill impairment test for the cash-generating unit (or groups of cash-generating units), a second level of impairment testing is carried out which includes the corporate assets which do not generate positive cash flows and which cannot be allocated by a reasonable and consistent criterion to the single units. At this second level, the total recoverable amount of all cash-generating units (or groups of cash-generating units) is compared to the carrying amount of all cash-generating units (or groups of cash-generating units), including also those cash-generating units to which no goodwill was allocated, and the corporate assets.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	275

Note 2 - Accounting policies

Intangible and tangible assets with a finite useful life

At every annual or interim closing date, the Company assesses whether there are any indications of impairment of intangible and tangible assets with a finite useful life. Both internal and external sources of information are used for this purpose. Internal sources include obsolescence or physical damage, and significant changes in the use of the asset and the economic performance of the asset compared to estimated performance. External sources include the market value of the asset, changes in technology, markets or laws, increases in market interest rates and the cost of capital used to evaluate investments, and an excess of the carrying amount of the net assets of the Company over market capitalization.

When indicators of impairment exist, the carrying amount of the assets is reduced to the recoverable amount. The recoverable amount of an asset is the higher of fair value less costs to sell and its value in use. In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Impairment losses are recognized in the income statement.

When the conditions that gave rise to an impairment loss no longer exist, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, up to the carrying amount that would have been recorded had no impairment loss been recognized. The reversal of an impairment loss is recognized as income in the income statement.

•	Financial instruments

In the context of IFRS first-time adoption, Telecom Italia elected to anticipate the adoption of IAS 32 (Financial Instruments: Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement) at January 1, 2004. Furthermore, as allowed by IFRS 1, the designation of a financial instrument as a financial asset “at fair value through profit or loss” or “available-for-sale” or a financial liability measured at “fair value through profit or loss” was made at January 1, 2004 instead of at the date of initial recognition.

Investments in subsidiaries, associates and joint ventures

Investments in subsidiaries, associates and joint ventures are measured at cost adjusted by impairment losses. When the conditions that gave rise to an impairment loss no longer exist, the carrying amount of the investment is increased to the relative original cost. This reversal of an impairment loss is recognized as income in the income statement.

Other investments

Other investments (other than those in subsidiaries, associates and joint ventures) are classified as non-current or current assets if they will be kept in the Company’s portfolio for a period of more or not more than 12 months, respectively.

Upon acquisition, investments are classified in the following categories:

•	“available-for-sale financial assets”, as non-current or current assets;

•	“financial assets at fair value through profit or loss”, as current assets held for trading.

Other investments classified as “available-for-sale financial assets” are measured at fair value; changes in the fair value of these investments are recognized in a specific equity reserve (Reserve for available-for-sale financial assets) until the financial asset is disposed of or impaired, at which time the equity reserve is reversed to the income statement.

Other unlisted investments classified as “available-for-sale” whose fair value cannot be measured reliably are measured at cost adjusted by any impairment losses and recognized in the income statement, as required by IAS 39.

Impairment losses recognized on other investments classified as “available-for-sale financial assets” are not reversed.

Changes in the value of other investments classified as “financial assets at fair value through profit or loss” are recognized directly in the income statement.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	276

Note 2 - Accounting policies

Receivables and loans

Receivables and loans classified as either non-current or current assets are initially recognized at fair value and subsequently measured at amortized cost.

Cash and cash equivalents

Cash and cash equivalents are recorded, according to their nature, at nominal value or amortized cost.

Cash equivalents are short-term and highly liquid investments that are readily convertible to known amounts of cash, subject to an insignificant risk of changes in value and their original maturity or the remaining maturity at the date of purchase does not exceed 3 months.

Impairment of financial assets

At every annual or interim closing date, assessments are made as to whether there is any objective evidence that a financial asset or a group of financial assets may be impaired. If any such evidence exists, an impairment loss is recognized in the income statement for financial assets measured at cost or amortized cost; for “available-for-sale financial assets” reference should be made to the accounting policy reported previously.

Financial liabilities

Financial liabilities comprise financial debt, including advances received on the assignment of accounts receivable and other financial liabilities such as derivatives and finance lease obligations. In accordance with IAS 39, they also include trade and other payables.

Financial liabilities other than derivatives are initially recognized at fair value less transaction costs and subsequently measured at amortized cost. Amortized cost represents the initial amount net of principal repayments made, adjusted (up or down) by the amortization of any differences between the initial amount and the maturity amount using the effective interest method.

Compound financial instruments represented by bonds convertible into shares of the issuer are recognized by splitting the debt and the call option: the debt is included in financial liabilities using the amortized cost method while the call option amount, computed as the difference between the fair value of the debt and the proceeds raised on the issue of the financial instrument, is recorded in a specific equity reserve (Other equity instruments).

Financial liabilities hedged by derivative instruments designed to manage exposure to changes in fair value of the liabilities (fair value hedge derivatives) are measured at fair value in accordance with the hedge accounting principles of IAS 39. Gains and losses arising from re-measurement at fair value, to the extent of the hedged component, are recognized in the income statement and are offset by the effective portion of the gain or loss arising from re-measurement at fair value of the hedging instrument.

Financial liabilities hedged by derivative instruments designed to manage exposure to variability in cash flows (cash flow hedge derivatives) are measured at amortized cost in accordance with the hedge accounting principles of IAS 39.

Derivatives

Derivatives are used by the Company to manage its exposure to exchange rate and interest rate risks and to diversify the parameters of debt so that costs and volatility can be reduced to within pre-established operational limits.

In accordance with IAS 39, derivative financial instruments qualify for hedge accounting only when:

a)	at the inception of the hedge, the hedging relationship is formally designated and documented;

b)	the hedge is expected to be highly effective;

c)	its effectiveness can be reliably measured;

d)	the hedge is highly effective throughout the financial reporting periods for which it is designated.

All derivative financial instruments are measured at fair value in accordance with IAS 39.

When derivative financial instruments qualify for hedge accounting, the following accounting treatment applies:

•

Fair value hedge - Where a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of an asset or liability due to a particular risk, the gain or loss from re-measuring the hedging instrument at fair value is recognized in the income statement. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in the income statement.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	277

Note 2 - Accounting policies

•

Cash flow hedge - Where a derivative financial instrument is designated as a hedge of the exposure to variability in cash flows of an asset or liability or a highly probable forecasted transaction, the effective portion of any gain or loss on the derivative financial instrument is recognized directly in a specific equity reserve (Reserve for cash flow hedges). The cumulative gain or loss is removed from equity and recognized in the income statement at the same time as the hedged transaction affects the income statement. The gain or loss associated with the ineffective portion of a hedge is recognized in the income statement immediately. If the hedged transaction is no longer probable, the cumulative gains or losses included in the equity reserve are immediately recognized in the income statement.

If hedge accounting is not appropriate, gains or losses arising from the measurement of the fair value of derivative financial instruments are directly recognized in the income statement.

•	Sales of receivables

Telecom Italia carries out sales of receivables under factoring arrangements in accordance with Law 52/1991. These sales, in the majority of cases, are characterized by the transfer of all the risks and rewards of ownership of the receivables to third parties, meeting IFRS requirements for derecognition. Specific servicing contracts, through which the buyer institutions conferred a mandate to Telecom Italia S.p.A. for the collection and management of the receivables, leave the current Company/customer relationship unaffected.

•	Amounts due from customers on construction contracts

Amounts due from customers on construction contracts, regardless of the duration of the contracts, are recognized in accordance with the percentage of completion method and classified under current assets.

Losses on such contracts, if any, are recorded in full in the income statement when they become known.

•	Inventories

Inventories are measured at the lower of purchase and production cost and estimated realizable value; cost is determined on a weighted average basis. Provision is made for obsolete and slow-moving inventories based on their expected future use and estimated realizable value.

•	Employee benefits

Provision for employee severance indemnities

Employee severance indemnity, mandatory pursuant to art. 2120 of the Italian Civil Code, is deferred compensation and is based on the employees’ years of service and the compensation earned by the employee during the service period.

Under IAS 19 (Employee Benefits), the employee severance indemnity as calculated is considered a “Defined benefit plan” and the related liability recognized in the balance sheet (Provision for employee severance indemnities) is determined by actuarial calculations. As allowed by IFRS 1 and IAS 19, in the context of IFRS first-time adoption and for subsequent years, Telecom Italia has elected to recognize all actuarial gains and losses in the income statement as they arise.

The expenses relative to the increase in the present value of the severance indemnity liability, as the time for payment of the benefit comes closer, are included in the income statement under “Employee benefits expenses”.

Starting from January 1, 2007, the 2007 Italian Budget Law and the decrees implementing this law introduced significant changes to employee severance indemnity regulations, including the choice as to the possible destination of accruing employee severance indemnity either to supplementary pension funds or to the “Treasury fund” managed by INPS.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	278

Note 2 - Accounting policies

Consequently, the Company’s obligation to INPS and the contributions to supplementary pension funds take the form, under IAS 19, of “Defined contribution plans” whereas the amounts recorded in the provision for employee severance indemnities retain the nature of “Defined benefit plans”. These legislative changes introduced starting from 2007 led to a change in the actuarial assumptions and the calculations used for the computation of employee severance indemnities and the related effects have been directly recognized in the income statement.

Equity compensation plans

Telecom Italia provide additional benefits to certain managers and employees through equity compensation plans (stock options and share grants). The stock option plans granted starting from January 1, 2005 and the share granting plans are recognized in accordance with IFRS 2 (Share-Based Payment).

The company elected to apply the exemptions set out in IFRS 1, paragraph 25B, and did not apply IFRS 2 to stock option plans granted before November 7, 2002, as the terms and conditions of such plans had not changed.

In accordance with IFRS 2, employee stock options and share grants are measured at fair value at the grant date using models that take account of circumstances and factors applicable at the grant date (for instance, for the stock options: option exercise price, vesting period, current price of the underlying shares, expected share price volatility, expected dividends and interest rate for a risk-free investment over the option term).

If the right vests after a certain vesting period and, depending on the circumstances, also when certain vesting conditions are satisfied, the total value is allocated over the vesting period and recorded in an equity reserve under “Other equity instruments”, with a contra-entry to the income statement under “Employee benefits expenses”.

At the end of each year, the originally measured fair value of each right is not adjusted or updated. However, at that date, adjustments are made to the estimate of the number of rights that will vest up to expiry (and therefore the number of employees who will have option exercise rights or receive shares, as a result of remaining, for example, in service over the vesting period). The impact of the change in estimate is deducted from “Other equity instruments” with a contra-entry to the income statement under “Employee benefits expenses”.

•	Provisions

The Company records provisions for risks and charges when it has a present obligation, legal or constructive, to a third party, as a result of a past event, when it is probable that an outflow of Company resources will be required to satisfy the obligation and when the amount of the obligation can be estimated reliably.

•	Treasury shares

Treasury shares are recognized as a deduction from equity. In particular, the nominal amount of treasury shares is reported as a deduction from the share capital issued while the excess cost of acquisition over the nominal amount is presented as a deduction from “Other reserves and retained earnings (accumulated losses), including profit for the year”.

•	Foreign currency transactions

Transactions in foreign currencies are recorded at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the balance sheet date. Exchange differences arising from the settlement of monetary items or from their conversion at rates different from those at which they were initially recorded during the year or at the end of the prior year, are recognized in the income statement.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	279

Note 2 - Accounting policies

•	Revenue recognition

Revenues are recognized to the extent that it is probable that economic benefits will flow to the Company and their amount can be measured reliably. Revenues are stated net of discounts, allowances, and returns.

•	Revenues from services rendered

Revenues from services rendered are recognized in the income statement according to the stage of completion of the service and only when the outcome of the service rendered can be estimated reliably.

Traffic revenues from interconnection and roaming are reported gross of the amounts due to other TLC operators. Amounts billed to customers for providing information or other content are recognized as revenues when the service is provided either at the gross amount billed to the customer or based on the commission received from the content provider, depending on the nature of the service rendered.

Revenues from the activation of telephone services (as well as the related costs not in excess of the amount of revenues) are deferred over the expected duration of the relationship with the customer (generally 8 years for retail customers and 3 years for wholesale customers).

Revenues from prepaid traffic are recorded on the basis of the minutes used at the contract price per minute. Deferred revenues for unused minutes are recorded in “Trade and miscellaneous payables and other current liabilities” in the balance sheet.

•	Revenues from sales and bundled offerings

Revenues from sales (telephone and other equipment) are recognized when the significant risks and rewards of ownership are transferred to the buyer.

When an arrangement contains multiple elements (equipment and/or services), revenues are allocated to each element based on its relative fair value. For offerings that cannot be separated in identifiable components, revenues are recognized in full over the life of the contract.

For offerings which include the sale of mobile handsets and service contracts, Telecom Italia recognizes revenues related to the sale of the handset when it is delivered to the customer whereas traffic revenues are recorded on the basis of the minutes used; the related subscriber acquisition costs, including handset subsidies and sales commissions, are expensed as incurred. The revenues allocated to the handset sale are limited to the contract amount that is not contingent upon the rendering of telecommunication services, i.e. the residual of the amount paid by the customer exceeding the services value.

A small portion of the bundled offerings in the mobile business are contracts with a minimum contractual period of 24 months and which include an enforced termination penalty.

For these contracts, the subscriber acquisition costs are capitalized under “Intangible assets with a finite useful life” if the conditions for capitalization as described in the related accounting policy are met.

•	Revenues on construction contracts

Revenues on construction contracts are recognized based on the stage of completion (percentage of completion method).

•	Research costs and advertising expenses

Research costs and advertising expenses are charged directly to the income statement in the year in which they are incurred.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	280

Note 2 - Accounting policies

•	Taxes

Income taxes include all taxes calculated on the basis of the taxable income of the Company, including relative incidental expenses of a non-financial nature (e.g. penalties); the relative interest expenses are recognized under “Finance expenses”.

Income taxes are recognized in the income statement, except to the extent that they relate to items directly charged or credited to equity, in which case the related tax is recognized in the relevant equity reserves.

Deferred taxes are recognized using the “Balance sheet liability method”. They are calculated on all temporary differences that arise between the tax base of an asset or liability and the carrying amounts in the separate financial statements except for non tax-deductible goodwill. Deferred tax assets relating to unused tax loss carryforwards are recognized to the extent that it is probable that future taxable income will be available against which they can be utilized. Current and deferred tax assets and liabilities are offset when the income taxes are levied by the same tax authority and there is a legally enforceable right of offset. Deferred tax assets and liabilities are determined based on enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Taxes, other than income taxes, are included in “Other operating expenses”.

•	Dividends

Dividends received are recognized in the income statement in the year in which they become receivable following the resolution by the shareholders’ meeting for the distribution of dividends of the investee companies.

Dividends payable are reported as a change in equity in the year in which they are approved by the shareholders’ meeting.

•	Use of estimates

The preparation of separate financial statements and related disclosure in conformity with IFRS requires management to make estimates and assumptions based also on subjective judgments, past experience and hypotheses considered reasonable and realistic in relation to the information known at the time of the estimate. Such estimates have an effect on the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the amount of revenues and costs during the year. Actual results could differ, even significantly, from those estimates owing to possible changes in the factors considered in the determination of such estimates. Estimates are reviewed periodically.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	281

Note 2 - Accounting policies

The most important accounting estimates which require a high degree of subjective assumptions and judgments are addressed below:

Financial statement line item	Accounting estimates
Goodwill	The impairment test on goodwill is carried out by comparing the carrying amount of cash-generating units and their recoverable amount. The recoverable amount of a cash-generating unit is the higher of fair value, less costs to sell and its value in use. This complex valuation process entails the use of methods such as the discounted cash flow method which uses assumptions to estimate cash flows.

Bad debt provisions	The recoverability of receivables is measured by considering the uncollectibility of receivables, their age and losses on receivables recognized in the past by type of similar receivables.

Accruals, contingent liabilities and employee benefits

The estimate of future costs to dismantle tangible assets and restore the site is a complex process that requires management’s assessment and judgment to measure the liability arising from such obligations which seldom are entirely defined by law, administrative regulations or contract clauses and which normally are to be complied with after an interval of several years.

The accruals connected with legal, arbitration and fiscal disputes are the result of a complex estimate process based upon the probability of an unfavorable outcome. Employee benefits, especially the provision for employee severance indemnities, are calculated using actuarial assumptions; changes in such assumptions could have a material impact on such liabilities.

Revenues	Revenue recognition is influenced by:

• the expected duration of the relationship with the customer for revenues from telephone service activations (as well as the related costs up to the ceiling of the amount of revenues);

• the estimate of the amount of discounts, allowances and returns to be recorded as a direct deduction from revenues;

• the estimate of the fair value of each component of equipment and/or services packages.

Income taxes	Income taxes (current and deferred) are calculated according to a prudent interpretation of the tax laws in effect. This process sometimes involves complex estimates to determine taxable income and deductible and taxable temporary differences between the carrying amounts and the taxable amounts. In particular, deferred tax assets are recognized to the extent that future taxable income will be available against which they can be utilized. The measurement of the recoverability of deferred tax assets, recognized based on both unused tax loss carryforwards to future years and deductible differences, takes into account the estimate of future taxable income and is based on conservative tax planning.

Derivative instruments and equity instruments	The fair value of derivative instruments and equity instruments is determined on the basis of either prices in regulated markets or quoted prices provided by financial counterparts, or using valuation models which also take into account subjective measurements such as, for example, cash flow estimates, expected volatility of prices, etc.

In the absence of a Standard or an Interpretation that specifically applies to a particular transaction, management carefully considers subjective valuation techniques and uses its judgment as to the accounting methods to adopt with a view to providing financial statements which faithfully represent the financial position, the results of operations and the cash flows of the Company, which reflect the economic substance of the transactions, are neutral, prepared on a prudent basis and complete in all material respects.

•	New Standards and Interpretations endorsed by the EU and in force from January 1, 2008

As required by paragraph 28 of IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), IFRS in force from January 1, 2008 are reported below and briefly summarized.

IFRIC 11 (IFRS 2 – Group and Treasury Share Transactions)

On June 1, 2007, Commission Regulation (EC) 611-2007 was published endorsing IFRIC 11 (IFRS 2 – Group and Treasury Share Transactions).

First of all, this interpretation clarifies that share-based payment transactions in which an entity receives services (for example, from employees) as consideration for its own equity instruments are accounted for as equity-settled. This applies regardless of whether the entity chooses or is required to buy those equity instruments from another party to satisfy its obligations to its employees under the share-based payment arrangement.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	282

Note 2 - Accounting policies

IFRIC 11 also defines the accounting treatment to be applied in the separate financial statements (of the parent and the subsidiaries) for payment arrangements using equity instruments of the parent in certain specified circumstances.

The application of this interpretation did not have any effect on the separate financial statements at December 31, 2008.

IAS 39 (Financial Instruments: Recognition and Measurements) and IFRS 7

(Financial Instruments: Disclosures) amendments

On October 15, 2008, Commission Regulation (EC) 1004-2008 was published endorsing some amendments to IAS 39 (Financial Instruments: Recognition and Measurements) and IFRS 7 (Financial Instruments: Disclosures). The regulation allows, in specific circumstances, certain financial assets to be reclassified outside the categories of “financial assets through profit or loss” and “available-for-sale financial assets”.

The amendments to IFRS 7 introduced new disclosure requirements relating to reclassifications allowed by amended IAS 39.

These amendments did not have any effect on the separate financial statements at December 31, 2008 as the Company did not make any of the allowed reclassifications

IFRIC 14 (IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction)

On December 16, 2008, Commission Regulation (EC) 1263-2008 was published endorsing IFRIC 14 (IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction). This interpretation provides general guidelines on how to assess the limit established by IAS 19 on the amount of the net assets of a defined benefit plan that can be recognized in the balance sheet. It also explains how the pension asset or liability may be affected by a minimum funding requirement.

This interpretation is currently not applicable to the Company.

•	New Standards and Interpretations endorsed by the EU but not yet in force

As required by paragraph 30 of IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), IFRS in force from January 1, 2009 or thereafter are reported below and briefly summarized.

IFRS 8 (Operating Segments)

On November 21, 2007, Commission Regulation (EC) 1358-2007 was published endorsing IFRS 8 (Operating Segments).

IFRS 8 is effective for annual financial statements or periods beginning on or after January 1, 2009 and supersedes IAS 14 (Segment Reporting).

This new standard is not applicable to the Telecom Italia separate financial statements as those statements are presented together with the consolidated financial statements which include the disclosure required by the standard.

IAS 23 (Borrowing Costs) amendments

On December 10, 2008, Commission Regulation (EC) 1260-2008 was published endorsing the amendments to IAS 23 (Borrowing Costs).

The main amendment to IAS 23 removes the option, allowed in the previous version of the standard, of immediately recognizing borrowing costs as an expense in the period incurred, (the treatment adopted by the Telecom Italia Group), rather than capitalizing them. The revised IAS 23 requires borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets that take a substantial period of time to get ready for use or sale to be capitalized as part of the cost of such assets.

The amended IAS 23 is effective from January 1, 2009.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	283

Note 2 - Accounting policies

IFRIC 13 (Customer Loyalty Programmes)

On December 16, 2008, Commission Regulation (EC) 1262-2008 was published endorsing IFRIC 13 (Customer Loyalty Programmes). This interpretation addresses general accounting guidelines for customer loyalty programmes. Such interpretation is characterized by the following elements:

•

loyalty award credits granted to a customer are considered a separately identifiable element of the original sales transaction of the product or service itself and represent rights granted to the customer, for which the customer implicitly paid;

•

the amount of sales proceeds allocated to the loyalty award credits is measured by reference to their fair value (that is, the amount for which the award credits could have been sold separately). The entity recognizes the deferred portion of the proceeds as revenue only when it has fulfilled its obligations.

IFRIC 13 is effective from January 1, 2009 and will be accounted for retrospectively in accordance with IAS 8.

The estimate of the pre-tax effect of the application of this interpretation on the 2008 separate financial statements can be summarized as follows:

•

at January 1, 2008: on “equity”, a decrease of approximately euro 7 million in “retained earnings”, being the balance between the increase in “deferred income”, as a result of the deferral of revenues for loyalty award credits, and the decrease in “provisions”, as a result of the reversal of the amount set aside for customer loyalty program obligations;

•	year 2008: on “profit before tax”, a decrease of approximately euro 39 million, mainly being the balance between the amounts of revenues deferred and released to the income statement;

•	at December 31, 2008: on “equity”, a decrease of approximately euro 46 million in “retained earnings including profit for the year”.

IAS 1 (Presentation of Financial Statements) amendments

On December 17, 2008, Commission Regulation (EC) 1274-2008 was published endorsing the amendments to IAS 1 (Presentation of Financial Statements).

The main changes introduced provide for:

•	the presentation of all owner changes in equity in the statement of changes in equity;

•	the presentation of all non-owner changes in equity either:

•

in one Statement of Comprehensive Income, which includes revenues, income, costs and expenses recognized directly in the income statement, the profit (loss) for the year, as well as the detail of income and expenses recognized directly in equity (these latter forming the “Other comprehensive income”); or

•

in two statements: a statement (Separate Income Statement) displaying components of profit (loss) for the year and a second statement (Statement of Comprehensive Income) beginning with profit (loss) for the year and displaying components of other comprehensive income.

The revised IAS 1 is effective for annual periods beginning on or after January 1, 2009.

The adoption of this standard will not produce any effect on the measurement of financial statement line items.

IFRS 2 (Share-Based Payment) Amendments

On December 16, 2008, Commission Regulation (EC) 1261-2008 was published endorsing the amendments to IFRS 2 (Share-Based Payment).

The standard clarifies the definition of “vesting conditions” and specifies the cases in which a condition that is not satisfied will result in the recognition of a cancellation of the award granted.

The amended IFRS 2 is effective beginning January 1, 2009.

The amendments are not expected to have any impact on the separate financial statements.

IAS 32 (Financial Instruments: Disclosure) and IAS 1

(Presentation of Financial Statements) amendments

On January 21, 2009, Commission Regulation (EC) 53-2009 was published endorsing some amendments to IAS 32 (Financial Instruments: Disclosure) and IAS 1 (Presentation of Financial Statements).

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	284

Note 2 - Accounting policies

The amendments to IAS 32 require, when certain conditions are met, that certain puttable financial instruments or obligations arising on liquidation should be classified as equity.

The amendments to IAS 1 require disclosure of specific information about those instruments.

The amended IAS 32 and IAS 1 are effective from January 1, 2009.

The amendments are not expected to have a material impact on the separate financial statements.

IFRS 1 (First-time Adoption of International Financial Reporting Standard) and IAS 27 (Consolidated and Separate Financial Statements – Cost of Investments in subsidiaries, jointly controlled entities and associates) amendments

On January 23, 2009, Commission Regulation (EC) 69-2009 was published endorsing some amendments to IFRS 1 (First-time Adoption of International Financial Reporting Standard) and IAS 27 (Consolidated and Separate Financial Statements – Cost of investments in subsidiaries, jointly controlled entities and associates).

The amendments to IFRS 1 allow entities that adopt IFRS for the first time in their separate financial statements and that measure investments in subsidiaries, jointly controlled companies and associates at cost to measure those investments at deemed cost, represented by the fair value or the carrying amount under previous accounting principles.

The amendments to IAS 27 introduce an entity’s obligation to recognize dividends from a subsidiary, jointly controlled entity or associate in the income statement in its separate financial statements once its right to receive the dividends is established.

The amended IFRS 1 and IAS 27 are effective from January 1, 2009.

The amendments are not expected to have a material impact on the separate financial statements.

Improvements to IFRS

On January 23, 2009, Commission Regulation (EC) 70-2009 was published endorsing some improvements to International Financial Reporting Standard (IFRS).

The improvements that are effective from January 1, 2009 are the following:

•

IAS 1 (Financial Statement Presentation): assets and liabilities arising from derivative financial instruments that are held for trading and that are not financial guarantee contracts or designated hedging instruments should be presented as either current or non-current assets and liabilities, according to their settlement date.

•

IAS 16 (Property, Plant and Equipment): the amendment provides clarification on the classification and accounting treatment for an entity that, in the course of the ordinary activities, routinely sells items of property, plant and equipment that it has held for rental to others.

•

IAS 19 (Employee Benefits): the amendment clarifies the treatment for changes in employee benefits, defines recognition for cost and income relating to past service cost and revises the distinction between short-term and long-term employee benefits, and must be applied prospectively.

•

IAS 20 (Accounting for Government Grants and Disclosure of Government Assistance): the amendment states that the benefit of a government loan at a below-market interest rate should be treated as a government grant, and must be applied prospectively.

•	IAS 23 (Borrowing Costs): the amendment revises the definition of borrowing costs.

•

IAS 27 (Consolidated and Separate Financial Statements): the amendment clarifies how to account for investments in subsidiaries, jointly controlled entities and associates in the separate financial statements of the Parent.

•

IAS 28 (Investments in Associates) and IAS 31 (Investments in Joint Ventures): the amendments clarify the disclosures to be made for investments in associates and joint ventures measured at fair value in accordance with IAS 39. Accordingly, IFRS 7 (Financial Instruments: Disclosures) and IAS 32 (Financial Instruments: Presentation) have also been amended.

•	IAS 29 (Financial Reporting in Hyperinflationary Economies): these are amendments to a standard that is currently not applicable to the Company.

•	IAS 36 (Impairment of Assets): this amendment requires additional disclosure if fair value less costs to sell is determined using discounted cash flow projections.

•

IAS 38 (Intangible Assets): the amendment requires advertising and promotional costs to be recognized in the income statement. It states that when an entity incurs costs providing future economic benefits, but no intangible assets are recognized, such costs should be recognized as expenses when incurred, meaning when the entity receives the related goods or services. Moreover, an amendment to the standard allows entities to use the “Unit of Production Method” to calculate the amortization charge on an intangible asset with a finite useful life.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	285

Note 2 - Accounting policies

•

IAS 39 (Financial Instruments: Recognition and Measurement): the amendment clarifies how to calculate the revised effective interest rate on a financial instrument on cessation of fair value hedge accounting and also specifies the cases in which it is possible for there to be movements into and out of the “fair value through profit or loss” category.

•	IAS 40 (Investment Property): these are amendments to a standard that is currently not applicable to the Company.

Moreover, an amendment was made to IFRS 5 (Non-current Assets held for Sale and Discontinued Operations): the amendment clarifies that all of a subsidiary’s assets and liabilities are classified as held for sale if an entity’s disposal sale plan results in loss of control, regardless of whether the entity will retain a non-controlling interest in its former subsidiary after the sale. The amended IFRS 5 is effective from January 1, 2010.

The application of “improvements to IFRS” is not expected to have a material impact on the separate financial statements.

Note 3 – Goodwill

Goodwill at December 31, 2008 is unchanged compared to December 31, 2007 and has the following composition by business segment:

(thousands of euro)	12/31/2008
Domestic Fixed	14,207,963
Domestic Mobile	25,805,082

Total	40,013,045

Goodwill under IAS 36 is not amortized but is tested for impairment annually or more frequently if specific events or circumstances indicate that it may be impaired. To test for impairment, goodwill must be allocated to cash-generating units (or groups of cash-generating units) which must not be at a level higher than the business segment determined in accordance with IAS 14. The criterion followed for the allocation of goodwill considers the lowest level at which goodwill is monitored for internal management purposes.

The impairment test at the first level regarded the Domestic Fixed and Mobile Business Units which represent the cash generating units/groups of cash generating units to which the goodwill was allocated (asset side valuation).

The impairment test consists of comparing the recoverable amount of the cash-generating unit (or group of cash-generating units) with the carrying amount of its operating assets. The recoverable amount is the higher of the value in use (present value of expected revenue flows) and the fair value less costs to sell (price obtainable on the market).

The value in use of the Domestic Fixed and Mobile Business Units for purposes of the impairment test in the separate financial statements of Telecom Italia S.p.A. has been calculated using the same parameters as those used for the impairment test for the Domestic Fixed and Mobile CGUs in the consolidated financial statements, which are briefly described below.

The most representative basic assumptions for the calculation of the value in use of each group of cash generating units are presented in the following table:

Domestic Fixed	Domestic Mobile
EBITDA margin (EBITDA/sales)	EBITDA margin (EBITDA/sales)
during the period of the plan	during the period of the plan
Investments to maintain profit capability	Investments to maintain profit capability
(in proportion to sales)	(in proportion to sales)
Cost of capital	Cost of capital
Long-term growth rate	Long-term growth rate

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	286

Note 3 -Goodwill

All the plan figures are based on the actual results for 2008 and rely on the best forecasts formulated by management for the period of the 2009-2011 plan.

The nominal growth rates used to estimate the end amount are the following:

Domestic Fixed	Domestic mobile
-0.5%	+0.5%

Such rates fall within the range of growth rates applied by the analysts who follow Telecom Italia stock (as can be seen from the reports published after announcement of the Group’s 2009-2011 plan).

The cost of capital was estimated considering the following:

a)	the criteria for the estimate of the cost of capital CAPM - Capital Asset Pricing Model (the same criteria used by the Group to estimate value in use and referred to in Annex A of IAS 36);

b)	the Beta coefficient for business segments arrived at by using the Beta coefficients of the European telephone incumbents, including Telecom Italia itself, adjusted to take into account its financial structure;

c)	the Weighted Average Cost of Capital (WACC) used by other operators to test the value of goodwill;

d)	for the major business areas in which the group operates reference was made to the weighted average cost of capital (WACC) identified by the analysts who follow Telecom Italia stock in their reports published after announcement of the 2009-2011 Group plan. Since a direct correlation exists between the cost of capital used by analysts and the long-term growth rate (g) projected for the purposes of estimating the end amount, a comparison was also made in terms of capitalization rates ( WACC-g);

On the basis of these elements, the post-tax Weighted Average Cost of Capital and the capitalization rate (WACC post-tax - g) were estimated for each business unit as follows:

	Domestic Fixed	Domestic mobile
WACC post-tax	7.9%	8.2%
WACC post-tax - g	8.4%	7.7%

A sensitivity analysis of the results was also carried out: the value in use remains higher than the carrying amounts, even assuming an increase in the weighted average cost of capital of 100 basis points (hundredths of a percentage point). In the case of the Domestic Mobile CGU, however, the value in use would be equal to the carrying amount in the financial statements with an increase in the weighted average cost of capital of 96 basis points. The excess of the value in use over the carrying amount of this CGU at December 31, 2008 is equal to euro 3.7 billion.

The second level impairment test was made for Telecom Italia S.p.A. by comparing the recoverable amount of the company’s net assets (assets net of liabilities) with the carrying amount of equity and no impairment of goodwill resulted.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	287

Note 3 - Goodwill

Note 4 – Intangible assets with a finite useful life

Intangible assets with a finite useful life decreased from euro 357,656 thousand compared to December 31, 2007. Details on the composition and movements during the year are as follows:

(thousands of euro)	12/31/2006	Additions	Amortization	Impairment losses/ reversals	Disposals	Other changes	12/31/2007
Industrial patents and intellectual property rights	2,079,097	969,762	(1,366,751)	(6,765)	(3,301)	477,300	2,149,342
Concessions, licenses, trademarks and similar rights	2,033,071	10,264	(138,383)			288	1,905,240
Other intangible assets	101,125	177,269	(121,133)			2	157,263
Work in progress and advance payments	683,356	394,003		(15,500)	(569)	(406,530)	654,760

Total	4,896,649	1.551,298	(1.626.267)	(22,265)	(3,870)	71,060	4,866,605

(thousands of euro)	12/31/2007	Additions	Amortization	Impairment losses/ reversals	Disposals	Other changes	12/31/2008
Industrial patents and intellectual property rights	2,149,342	884,415	(1,400,155)		(1,548)	488,827	2,120,881
Concessions, licenses, trademarks and similar rights	1,905,240	34,571	(137,622)			1,834	1,804,023
Other intangible assets	157,263	157,908	(169,084)			(1,671)	144,416
Work in progress and advance payments	654,760	336,423		(5,569)	(1,137)	(544,848)	439,629

Total	4,866,605	1,413,317	(1,706,861)	(5,569)	(2,685)	(55,858)	4,508,949

Additions made during 2008 include euro 230,607 thousand of internally generated assets. Impairment losses generally refer to software development projects.

Industrial patents and intellectual property rights consist almost entirely of applications software purchased outright and user license rights acquired for an indefinite time period (amortized over the period of useful life, estimated in three years).

Concessions, licenses, trademarks and similar rights mainly refer to the remaining unamortized cost of UMTS and Wireless Local Loop licenses and to the license for the WiMax service. The UMTS license, equal to euro 1,745,624 thousand is being amortized over 18 years on the basis of the residual period of benefit and the amortization charge for 2008 is euro 134,279 thousand. The Wireless Local Loop license, equal to euro 8,949 thousand, is being amortized over 15 years and the amortization charge for 2008 is euro 1,119 thousand. The license for the WiMax service, purchased during the year, equal to euro 13,273 thousand, is being amortized over 15 years and the amortization charge for 2008 is euro 537 thousand.

Other intangible assets mainly comprise capitalized subscriber acquisition costs relating to certain mobile sales campaigns (euro 144,172 thousand) which bind customers under two-year agreements. Such customer acquisition costs are amortized by reference to the minimum duration of the underlying agreement (2 years).

Amortization and impairment losses are recorded in the income statement as components of the operating result.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	288

Note 5 - Intangible assets with a finite useful life

The gross carrying amount, accumulated impairment losses and accumulated amortization at December 31, 2008 and 2007 can be summarized as follows:

	12/31/2008
(thousands of euro)	Gross carrying amount	Accumulated impairment losses	Accumulated amortization	Net carrying amount
Industrial patents and intellectual property rights	11,748,644	(14,302)	(9,613,461)	2,120,881
Concessions, licenses, trademarks and similar rights	2,488,755		(684,732)	1,804,023
Other intangible assets	505,219		(360,803)	144,416
Work in progress and advance payments	448,896	(9,267)		439,629

Totale	15,191,514	(23,569)	(10,658,996)	4,508,949

	12/31/2007
(thousands of euro)	Gross carrying amount	Accumulated impairment losses	Accumulated amortization	Net carrying amount
Industrial patents and intellectual property rights	10,495,272	(14,302)	(8,331,628)	2,149,342
Concessions, licenses, trademarks and similar rights	2,548,557		(643,317)	1,905,240
Other intangible assets	351,540		(194,277)	157,263
Work in progress and advance payments	670,260	(15,500)		654,760

Totale	14,065,629	(29,802)	(9,169,222)	4,866,605

Note 5 – Tangible assets (owned and under finance leases)

•	Property, plant and equipment owned

Owned property, plant and equipment decreased by euro 565,561 thousand compared to December 31, 2007. Details on the composition and movements during the year are as follows:

(thousands of euro)	12/31/2006	Additions	Amortization	Impairment losses/ Reversals	Disposals	Other changes	12/31/2007
Land	124,824	12			(856)	67	124,047
Buildings (civil and industrial)	509,193	705	(39,050)		(3,261)	2,731	470,318
Plant and equipment	10,463,374	1,861,143	(2,234,171)	(3,465)	(14,756)	327,876	10,400,001
Manufacturing and distribution equipment	49,079	6,721	(23,364)		(159)	9,964	42,241
Other	617,915	130,782	(210,167)		(131)	49,249	587,648
Construction in progress and advance payments	711,254	339,635		(12,024)	(48)	(454,947)	583,870
Total	12,475,639	2,338,998	(2,506,752)	(15,489)	(19,211)	(65,060)	12,208,125

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	289

Note 5 - Tangible assets (owned and under finance leases)

(thousands of euro)	12/31/2007	Additions	Depreciation	Impairment losses/ Reversals	Disposals	Other changes	12/31/2008
Land	124,047	14			(2,081)	98	122,078
Buildings (civil and industrial)	470,318	2,620	(39,003)		(927)	4,066	437,074
Plant and equipment	10,400,001	1,743,745	(2,332,096)		(4,997)	165,225	9,971,878
Manufacturing and distribution equipment	42,241	8,219	(19,840)			3,230	33,850
Other	587,648	107,878	(208,044)	(2,000)	(290)	97,415	582,607
Construction in progress and advance payments	583,870	148,500		(3,831)		(233,462)	495,077

Total	12,208,125	2,010,976	(2,598,983)	(5,831)	(8,295)	36,572	11,642,564

Additions made in 2008 include euro 181,703 thousand of internally generated assets. The impairment losses refer to unused network equipment and telephone systems in the process of being replaced with new, technologically more advanced equipment.

Depreciation is calculated using a straight-line method over the estimated useful lives of the assets. Land, including land pertaining to buildings, is not depreciated.

Rates of depreciation are reviewed yearly and are modified if the estimated useful life differs from that estimated previously. The effect of such modification is recognized in the income statement prospectively.

The minimum and maximum depreciation rates used in 2008 and 2007 are the following:

Buildings (civil and industrial)	3%
Plant and equipment	3% - 33%
Manufacturing and distribution equipment	20% - 25%
Other	11% - 33%

The gross carrying amount, accumulated impairment losses and accumulated depreciation at December 31, 2008 and 2007 can be summarized as follows:

	12/31/2008
(thousands of euro)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
Land	122,843	(765)		122,078
Buildings (civil and industrial)	1,181,387	(1,439)	(742,874)	437,074
Plant and equipment	54,553,582	(20,445)	(44,561,259)	9,971,878
Manufacturing and distribution equipment	359,385		(325,535)	33,850
Other	2,933,061	(8,020)	(2,342,434)	582,607
Construction in progress and advance payments	502,031	(6,954)		495,077

Total	59,652,289	(37,623)	(47,972,102)	11,642,564

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	290

Note 5 - Tangible assets (owned and under finance leases)

	12/31/2007
(thousands of euro)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
Land	124,812	(765)		124,047
Buildings (civil and industrial)	1,177,801	(1,542)	(705,941)	470,318
Plant and equipment	54,518,830	(20,445)	(44,098,384)	10,400,001
Manufacturing and distribution equipment	706,576		(664,335)	42,241
Other	3,172,342	(6,020)	(2,578,674)	587,648
Construction in progress and advance payments	605,485	(21,615)		583,870

Total	60,305,846	(50,387)	(48,047,334)	12,208,125

•	Assets held under finance leases

Assets held under finance leases decreased by euro 73,313 thousand compared to December 31, 2007. Details of the composition and movements during the year are as follows:

(thousands of euro)	12/31/2006	Additions	Depreciation	Impairment losses/ Reversals	Disposals	Other changes	12/31/2007
Buildings (civil and industrial)	1,416,135	23,821	(100,533)			20,295	1,359,718
Plant and equipment	—		(41)			85	44
Other	46,935	7,945	(25,358)			(106)	29,416
Construction in progress and advance payments	49,455	25,688			(122)	(21,826)	53,195

Total	1,512,525	57,454	(125,932)	—	(122)	(1,552)	1,442,373

(thousands of euro)	12/31/2007	Additions	Depreciation	Impairment losses/ Reversals	Disposals	Other changes	12/31/2008
Buildings (civil and industrial)	1,359,718	20,560	(103,204)		(41)	24,407	1,301,440
Plant and equipment	44		(41)			(1)	2
Other	29,416	3,032	(17,128)			(74)	15,246
Construction in progress and advance payments	53,195	23,579				(24,402)	52,372

Total	1,442,373	47,171	(120,373)	—	(41)	(70)	1,369,060

Depreciation and impairment losses/reversals are recorded in the income statement as components of the operating result.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	291

Note 5 - Tangible assets (owned and under finance leases)

The gross carrying amount of accumulated impairment and accumulated depreciation at December 31, 2008 and 2007 can be summarized as follows:

	12/31/2008
(thousands of euro)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
Buildings (civil and industrial)	2,014,670	(27,310)	(685,920)	1,301,440
Plant and equipment	8,744		(8,742)	2
Other	169,644		(154,398)	15,246
Construction in progress and advance payments	52,372			52,372

Total	2,245,430	(27,310)	(849,060)	1,369,060

	12/31/2007
(thousands of euro)	Gross carrying amount	Accumulated impairment losses	Accumulated depreciation	Net carrying amount
Buildings (civil and industrial)	1,969,786	(27,312)	(582,756)	1,359,718
Plant and equipment	8,744		(8,700)	44
Other	166,612		(137,196)	29,416
Construction in progress and advance payments	53,195			53,195

Total	2,198,337	(27,312)	(728,652)	1,442,373

At December 31, 2008, lease payments due in future years and their present value are as follows:

	12/31/2008		12/31/2007
(thousands of euro)	Minimum lease payments	Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments
Within 1 year	212,395	208,943	216,282	203,845
From 2 to 5 years	778,896	610,677	793,992	629,425
After 5 years	1,410,778	723,221	1,601,218	792,433
Total	2,402,069	1,542,841	2,611,492	1,625,703

(thousands of euro)	12/31/2008	12/31/2007
Future net lease payments (minimum lease payments)	2,402,069	2,611,492
Interest portion	(859,228)	(985,789)
Present value of lease payments	1,542,841	1,625,703
Finance lease liabilities	1,914,771	2,029,151
Financial receivables for lessors’ net investments	(371,930)	(403,448)
Total net finance lease liabilities	1,542,841	1,625,703

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	292

Note 5 - Tangible assets (owned and under finance leases)

Note 6 – Other non-current assets

Other non-current assets increased by euro 261,355 thousand compared to December 31, 2007. The composition is as follows:

(thousands of euro)	12/31/2008	of which Financial Instruments	12/31/2007	of which Financial Instruments
Investments in:
• Subsuduaries	10,587,915		11,065,519
• Associates and joint ventures	60,490		82,804
• Other companies	47,173	47,173	50,787	50,787
	10,695,578	47,173	11.199,110	50,787

Financial receivables and other non-current financial assets	639,928	639,928	582,333	582,333
	639,928	639,928	582,333	582,333

Miscellaneous receivables and other non-current assets
• Miscellaneous receivables	9,067	8,760	12,604	10,888
• Medium/long-time prepaid expenses	499,873		476,044
	508,940	8,760	488,648	10,888

Deferred tax assets (*)	809,235		122,235

Total	12,653,681	695,861	12,392,326	644,008

(*)	Analyzed in the Note “Deferred tax assets and deferred tax liabilities”.

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”. With reference to investments:

•

on August 26, 2008, the Group finalized the sale to Iliad S.A. of the entire investment held by Telecom Italia in Liberty Surf Group S.A.S., the internet service provider operating in France mainly with Telecom Italia’s Alice brand, for a cash consideration net of price adjustment and ancillary costs of euro 455,991 thousand. The sale determined a loss, ancillary costs included, of euro 455,991 thousands. The sale determined a loss, ancillary costs included, of euro 480,070;

•

in September 2008 the investments in the companies Luna Rossa Challenge 2007 and Luna Rossa Trademark were reclassified as “discontinued operations /non-current assets held for sale” following the agreement with their majority shareholder for the sale by March 15,2009 of Telecom Italia’s quota (49%) of these companies;

•	on June 26, 2008 the deed was signed for the merger of Tim International in Telecom Italia International. The merger had effect from June 27, 2008.

Note 46 – Investments – provides details for each investment of the changes in 2008 and the values at the beginning and end of the year, together with the list of investments in subsidiaries, associates and joint ventures in compliance with article 2427 of the Italian civil Code.

Financial receivables and other non-current financial assets increased by euro 57,595 thousand. The composition is as follows:

(thousands of euro)	12/31/2008	12/31/2007
Financial receivables from subsidiaries	105,723	111,088
Financial receivables from associates and joint ventures	24	25,174
Financial receivables from other related parties	3	16
Financial receivables for lessors’ net investments	241,127	264,510
Loans to employees	54,119	61,976
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature	217,273	94,988
Other receivables	1,692	1,669
Prepaid expenses	19,967	22,912
Total	639,928	582,333

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	293

Note 6 - Other non-current assets

Financial receivables from subsidiaries refer to a loan made to Telecom Italia Media (euro 100,014 thousand), received from the European Investment Bank (EIB) for the 2005–2007 three-year capital expenditures program aimed at expanding the infrastructures of the Digital Terrestrial Network. These receivables also include euro 5,646 thousand relating to the receivable from Telecom Italia Media Broadcasting for the 12-year concession (starting January 1, 2006) of the Indefeasible Rights of Use (IRU) on the “Digital Terrestrial Television Signal Transport Network”.

Financial receivables for lessors’ net investments relate to:

•	Teleleasing lease contracts directly negotiated with customers and guaranteed by Telecom Italia;

•

medium/long-term portion of contracts which provide for the sale to customers under finance leases of assets which the Company has available under finance leaseback contracts, with the performance of accessory services under the “full rent” formula.

Loans to employees relate to the remaining amount due on loans granted. Hedging derivatives relating to hedged items classified as non-current assets and liabilities of a financial nature refer to the mark-to-market component of the derivatives. Additional details are provided in the Note “Derivatives”.

Miscellaneous receivables and other non-current assets increased by euro 20,292 thousand. They are composed of:

(thousands of euro)	12/31/2008	12/31/2007
Miscellaneous receivables from subsidiaries for consolidated national tax return	307	1,716
Miscellaneous receivables from associates	3,532	6,630
Other receivables	5,228	4,258
Prepaid expenses	499,873	476,044
Total	508,940	488,648

In particular:

•	other receivables mainly refer to security deposits;

•	prepaid expenses relate to the deferral of costs in connection with the recognition of revenues.

Note 7 – Deferred tax assets and deferred tax liabilities

The net balance is composed of the following:

(thousands of euro)	12/31/2008	12/31/2007
Deferred tax assets	809,235	122,235
Deferred tax liabilities	0	(478,939)
Total	809,235	(356,704)

Since in the financial statements the presentation of deferred tax assets and liabilities takes account of offsets to the extent that such offsets are legally enforceable, the composition of the gross amounts is presented below:

(thousands of euro)	12/31/2008	12/31/2007
Deferred tax assets	998,118	948,973
Deferred tax liabilities	(188,883)	(1,305,677)
Total	809,235	(356,704)

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	294

Note 7 - Deferred tax assets and deferred tax liabilities

Utilizations and new accruals of deferred tax assets and liabilities gave rise to a tax credit recorded in income tax expense for the year ended December 31, 2008 of euro 950,225 thousand (see the Note “Income tax expense” for additional details on the tax charge) reflecting the release to income of accrued deferred tax liabilities for an amount of euro 1,036,399 thousand as a result of the realignment of a part of the excess off-book tax deductions present at December 31 2007 made in accordance with Law 244 dated December 24, 2007, article 1, paragraph 48.

The tax effect taken directly to equity in 2008 is a credit of euro 215,715 thousand and principally refers to the fair value adjustment to derivative financial instruments (euro 223,585 thousand).

The temporary differences which make up this line item at December 31, 2008 and 2007 are the following:

(thousands of euro)	12/31/2008	12/31/2007
Deferred tax assets
• Writedowns	2,376	9,242
• Payables for pension fund integration Law 58/92	102,285	132,346
• Provisions for risks and charges	152,768	150,501
• Provision for bad debts	162,243	200,427
• Recognition of revenues	57,358	78,455
• Sale and leaseback of properties	135,657	129,691
• Provision for restoration costs	66,836	58,028
• Derivatives	200,826	23,097
• Capital grants	24,785	31,547
• Other deferred tax assets	92,984	135,639

Total	998,118	948,973

Deferred tax liabilities
• Accelerated depreciation	(35,012)	(1,046,040)
• Deferred gains	(47,163)	(82,533)
• Notes and bonds	(10,099)	(17,278)
• Discounting of provision for employee severance indemnities	(36,178)	(43,238)
• Derivatives	(11,886)	(50,318)
• Other deferred tax liabilities	(48,545)	(66,270)

Total	(188,883)	(1,305,677)

Total net deferred tax assets (liabilities)	809,235	(356,704)

At December 31, 2008, the Company has tax-suspended equity reserves of euro 2,760,038 thousand, subject to taxation in the event of distribution and/or utilization, on which deferred taxes have not been provided since their distribution or utilization is not foreseen.

Note 8 – Inventories

Inventories amount to euro 114,800 thousand, with an increase of euro 16,901 thousand compared to December 31, 2007 and consist of equipment, handsets and the relative accessories for fixed-line and mobile telecommunications. The increase derives from the need to ensure adequate supplies of products, primarily for mobile services, required for sales campaigns. Writedowns of inventories made in 2008 total euro 23,275 thousand and mainly refer to the adjustment of mobile handsets to estimated realizable value.

No inventories are pledged as collateral.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	295

Note 8 - Inventoriers

Note 9 – Trade and miscellaneous receivables and other current assets

Trade and miscellaneous receivables and other current assets decreased by euro 432,030 million compared to December 31, 2007 to and consist of the following:

(thousands of euro)	12/31/2008	of which Financial Instruments	12/31/2007	of which Financial Instruments
Amounts due on construction contracts	26,404		22,767

Trade receivables
• Receivables from customers	3,455,705	3,455,705	3,682,830	3,682,830
• Receivables from other telecommunications operators	1,305,087	1,305,087	1,313,288	1,313,288
• Receivables from subsidiaries	167,718	167,718	197,741	197,741
• Receivables from associates and joint ventures	102,216	102,216	150,837	150,837
• Receivables from other related parties	38,860	38,860	48,392	48,392
• Customers collections pending credit	28,397	28,397	20,867	20,867

	5.097.983	5,097,983	5,413,955	5,413,955

Miscellaneous receivables and other current assets
• Receivables from subsidiaries	34,164		51,337
• Receivables from associates	2,204	2,204	6,455	6,455
• Receivables from other related parties	166,444	166,444	234,996	234,996
• Other receivables	722,755	297,420	736,015	267,085
• Trade and miscellaneous prepaid expenses	389,425		405,884

	1,314,992	466,068	1,434,687	508,536

Total	6,439,379	5,564,051	6,871,409	5,922,491

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

The following analysis presents the ageing of trade and miscellaneous receivables and other current assets at December 31, 2008 and December 31, 2007 which have not been written down.

(thousands of euro)	12/31/2008	Not past due	0-90 days	Past due: 91-180 days	181-365 days	More than 365 days
Trade and miscellaneous receivables and other current assets	5,564,051	4,355,902	172,358	183,776	219,978	632,037

(thousands of euro)	12/31/2007	Not past due	0-90 days	Past due: 91-180 days	181-365 days	More than 365 days
Trade and miscellaneous receivables and other current assets	5,922,491	4,668,860	330,598	228,020	344,646	350,367

The increase compared to December 31, 2007 in receivables past due “more than 365 days” is attributable mainly to the suspension of collections from and payments to other telecommunications operators in connection with pending disputes; the corresponding payables balances have also increased.

Trade receivables amount to euro 5,097,983 thousand (euro 5,413,955 thousand at December 31, 2007) and are net of the provision for bad debts of euro 561,389 thousand (euro 713,598 thousand at December 31, 2007).

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	296

Note 9 - Trade and miscellaneous receivables and other current assets

Movements in the provision for bad debts are as follows:

(thousands of euro)	2008	2007
At January 1	713,598	539,441
Accruals charged to income statement	264,595	391,800
Utilization	(416,804)	(218,343)
Other movements	—	700

At December 31	561,389	713,598

The provision relates to individual writedowns for euro 338,381 thousand (euro 461,808 thousand at December 31, 2007) and general writedowns for euro 223,008 thousand (euro 251,790 thousand at December 31, 2007). Accruals are made for specific credit positions with special risks. Amounts accrued in respect of receivable positions without such features are effected on the basis of the average estimated uncollectibility by customer segment.

The bad debt charge for 2008 reflects both the evaluation of the credit risk on consumer and business customers in the current economic environment and the collection activities undertaken for fixed-line receivables.

The increase in the bad debt provision in 2007 arose from the need to provide higher cover for the increased levels of past due mobile post-paid balances and the increase in receivables resulting from contracts terminated with fixed-line customers (doubtful debts).

Receivables from customers amount to euro 3,455,705 thousand and decreased by euro 227,125 thousand compared to December 31, 2007 mainly as a result of a contraction in sales and the steps taken to increase collections.

Receivables from subsidiaries, amounting to euro 167,718 thousand, mainly refer to TLC services rendered to Telecom Italia Sparkle (euro 53,010 thousand), Hansenet (euro 30,152 thousand), Matrix (euro 24,301 thousand) and Tim Participaçoes (euro 12,744 thousand).

Receivable from associates and joint ventures total euro 102,216 thousand and particularly refer to LI.SIT (euro 48,908 thousand) for the project to supply health cards to the Lombardy Region and to Teleleasing (euro 48,289 thousand) for the sale of TLC equipment and services.

Receivables from other related parties amounting to euro 38,860 thousand refer in particular to balances with Assicurazioni Generali (euro 15,086 thousand) and Banca Intesa group (euro 12,400 thousand).

Miscellaneous receivables and other current assets amount to euro 1,314,992 thousand (euro 1,434,687 thousand at December 31, 2007) and are net of a provision for bad debts of euro 56,417 thousand. Details are as follows:

(thousands of euro)	12/31/2008	12/31/2007
Advances to suppliers	87,042	61,750
Receivables from subsidiaries	34,164	51,337
Receivables from associates	2,204	6,455
Receivables from other related parties	166,444	234,996
Receivables from employees	24,091	36,676
Tax receivables	51,648	50,186
Sundry receivables	559,974	587,403
Trade and miscellaneous prepaid expenses	389,425	405,884

Total	1,314,992	1,434,687

Receivables from subsidiaries principally refer to credit positions connected with the Group VAT procedure and with Group income tax consolidation.

Receivables from associates refer to transactions with LI.SIT.

Receivables from other related parties relate, principally, to factoring transactions for dealer receivables for mobile equipment with Mediofactoring, a company in the Banca Intesa Group.

Tax receivables totaling euro 51,648 thousand basically include amounts due from tax returns and VAT receivable on the purchase of cars and related accessories for which refunds were requested under Legislative Decree 258/2006, converted with amendments by Law 278/2006.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	297

Note 9 - Trade and miscellaneous receivables and other current assets

Sundry receivables particularly include:

•

the amount still due from the Tax Authorities (euro 99,701 thousand) for the legal interest earned up to the date of the refund of the principal portion of the TLC operating fee for the year 1999. In accordance with the ruling notified on February 10, 2009, the TAR of Lazio court approved Telecom Italia S.p.A.’s enforcement request submitted in November 2008, being in compliance, and ruled that payment should be made for the above legal interest;

•	the receivables from other factoring companies (euro 191,000 thousand);

•	the receivable for the Universal Service (euro 56,207 thousand);

•	the receivables from the Italian state and the European Union (euro 32,176 thousand) for grants relating to research and training projects.

Trade and miscellaneous prepaid expenses principally pertain to building leases (euro 69,310 thousand), rentals and maintenance (euro 8,449 thousand), insurance premiums (euro 14,369 thousand) and the deferral of costs in relation to the recognition of revenues in accordance with IAS 18 (euro 189,096 thousand).

Note 10 – Current income tax receivables

Current income tax receivables decreased from euro 37,170 thousand at December 31, 2007 to euro 203 thousand, since the company is in a liability position for income taxes at December 31, 2008.

Note 11 – Financial receivables and other current financial assets

Financial receivables and other current financial assets decreased by euro 2,531 thousand compared to December 31, 2007. Details are as follows:

(thousands of euro)	12/31/2008	12/31/2007
Financial receivables for lessors’ net investments	130,803	138,938
Loans to employee	11,531	13,251
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature	57,579	80,321
Non-hedging derivatives	7,416	3,562
Receivables from subsidiaries	6,206	6,291
Receivables from associates and joint ventures	26,715	32
Receivables from other related parties	14	25
Other financial receivables	700	1,060
Prepaid expenses	48	63
Total	241,012	243,543

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Financial receivables for lessors’ net investments refer to:

•	Teleleasing lease contracts directly negotiated with customers and guaranteed by Telecom Italia;

•

the current portion of contracts which provide for the sale to customers under finance leases of assets which the Company has available under finance leaseback contracts, with the performance of accessory services under the “full rent” formula.

Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature refer to accrued income on derivatives. Additional details are provided in the Note “Derivatives”.

Receivables from associates refer almost exclusively to loans made to the company Aree Urbane (euro 26,636 thousand).

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	298

Note 10 - Current income tax receivables, Note 11 - Financial receivables and other current financial assets

Note 12 – Cash and cash equivalents

Cash and cash equivalents decreased by euro 820,041 thousand compared to December 31, 2007. They consist of the following:

(thousands of euro)	12/31/2008	12/31/2007
Liquid assets with banks, financial institutions and post offices	3,052,810	4,265,627
Cash and valuables	711	663
Receivables from subsidiaries	8,458	115,893
Receivables from associates and joint ventures	8,220	1,072
Receivables from the sale securities	493,015
Total	3,563,214	4,383,255

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Liquid assets with banks, financial institutions and post offices decreased by euro 1,212,817 thousand compared to December 31, 2007 due to repayments of liabilities which became due in 2008 for amounts higher than the amount of debt refinanced.

The different technical forms used for the investment of liquidity as of December 31, 2008 can be analyzed as follows:

•	maturities: all deposits mature within 2 months;

•	counterpart risk: investments are made with first-rate banks and financial institutions that have a high credit rating of not less than A;

•	country risk: the geographic location of investments is principally in major European markets.

Receivables from the sale of securities refer entirely to repurchase agreement operations on Italian government securities made by Telecom Italia S.p.A. with Mediobanca as the counterpart.

Note 13 – Discontinued operations/non-current assets held for sale

“Discontinued operations/Non-current assets held for sale” amounting to euro 9,333 thousand relate to the carrying amount of the investments in Luna Rossa Challenge 2007 and Luna Rossa Trademark classified in this line item following the commitment signed with the majority shareholders for the sale of the stakes held by Telecom Italia S.p.A. (49%) by March 15, 2009.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	299

Note 12 - Cash and cash equivalents, Note 13 - Discontinued operations/non-current assets held for sale

Note 14 – Equity

Equity includes:

(thousands of euro)	12/31/2008	12/31/2007
Share capital issued	10,673,804	10,673,793
Less: treasury shares	(14,450)	(700)
Share capital	10,659,354	10,673,093
Paid-in capital	1,689,190	1,689,151
Legal reserve	2,134,760	2,134,755
Other reserves
• Reserve L.D. 124/93 ex art. 13	391	391
• Reserve D.P.R. 917/86 ex art. 74	5,750	5,750
• Reserve for capital grants	602,259	602,259
• Revalutation reserve ex Law 413/91	1,129	1,129
• Reserve Law 266/2005 ex art. 1, para. 469 - Law 342/2000 ex art. 14	315,842	315,842
• Other	2,594,973	3,178,303
Total Other reserves	3,520,344	4,103,674
Retained earnings (accumulated losses), including profit of the year	4,896,003	5,014,751

Totale	22,899,651	23,615,424

The movements in share capital during 2008 are presented in the following tables:

Reconciliation between the number of shares outstanding at December 31, 2007 and December 31, 2008

Number of shares par value euro 0.55 each			At 12/31/2007	Shares issues as a result of bond conversions/ buybacks of treasury shares	At 12/31/2008	% of share capital
Ordinary shares issued	(a	)	13,380,776,313	19,160	13,380,795,473	68.95%
Less: treasury shares	(b	)	(1,272,014)	(25,000,000)	(26,272,014)
Outstanding ordinary shares	(c	)	13,379,504,299	(24,980,840)	13,354,523,459
Issued and outstanding savings shares	(d	)	6,026,120,661		6,026,120,661	31.05%

Total shares issued	(a+d	)	19,406,896,974	19,160	19,406,916,134	100.00%

Total shares outstanding	(c+d	)	19,405,624,960	(24,980,840)	19,380,644,120

Reconciliation between the value of shares outstanding at December 31, 2007 and December 31, 2008

(thousands of euro)			Share capital at 12/31/2007	Change in share capital as a result of bond conversions/ buybacks of treasury shares	Share capital at 12/31/2008
Ordinary shares issued	(a	)	7,359,427	11	7,359,438
Less: treasury shares	(b	)	(700)	(13,750)	(14,450)
Outstanding ordinary shares	(c	)	7,358,727	(13,739)	7,344,988
Issued and outstanding savings shares	(d	)	3,314,366		3,314,366

Total shares issued	(a+d	)	10,673,793	11	10,673,804

Total shares outstanding	(c+d	)	10,673,093	(13,739)	10,659,354

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	300

Note 14 - Equity

In September 2008, Telecom Italia S.p.A. bought back 25,000,000 treasury shares to service the free Telecom Italia ordinary shares granting plan “Performance Share Granting” for top management of Telecom Italia or its subsidiaries, authorized by the shareholders’ meeting held April 16, 2007. The total amount of ordinary treasury shares held at December 31, 2008, euro 29,411 thousand, was recorded for the part relating to the par value (euro 14,450 thousand) as a deduction from the par value of the shares issued and, for the remaining amount, as a deduction from Other Reserves.

•	Share capital information

The ordinary and savings shares of the parent Telecom Italia are listed on Borsa Italiana S.p.A. and on NYSE in the form of American Depositary Shares (ADS), each (ADS) corresponding to 10 ordinary or savings shares, respectively, and is represented by American Depository Receipts (ADRs) issued by JPMorgan Chase Bank.

In the shareholder resolutions passed to increase share capital against cash payments, the preemptive right can be excluded to the extent of a maximum of ten percent of the pre-existing share capital, on condition that the issue price corresponds to the market value of the shares and that this is confirmed in a specific report issued by the audit firm charged with the audit of the Company. The Company sources itself with the capital necessary to fund its requirements for business development and operations; the sources of funds are found in a balanced mix of risk capital, permanently invested by the shareholders, and debt capital, to guarantee a balanced financial structure and minimize the total cost of capital, with a resulting advantage to all the stakeholders.

Debt capital is structured according to different maturities and currencies to ensure an efficient access to external sources of financing (taking advantage of the best opportunities offered on the euro, US dollar and pound sterling financial markets in order to minimize costs) and an efficient process of renegotiating maturities aimed at reducing the refinancing risk.

The remuneration of risk capital is proposed by the board of directors to the shareholders’ meeting, which meets to approve the annual financial statements, based upon market trends and business performance, once all the other obligations are met, including debt servicing; therefore, in order to guarantee adequate remuneration of capital while safeguarding company continuity and business development, the Group constantly monitors the change in debt levels in relation to equity, the level of net debt and the operating margin of industrial operations.

•	Rights of savings shares

The rights of savings shares are indicated below:

•

the profit shown in the duly approved financial statements, less the amount appropriated to the legal reserve, must be distributed to the holders of savings shares in an amount up to 5% of the par value of the share;

•

after assigning preferred dividends to the savings shares, the remaining profit shall be assigned to all the shares so that the savings shares have the right to dividends that are higher, than the dividends to which the ordinary shares are entitled, by 2% of the par value of the share;

•

if in any one year dividends of below 5% of the par value of the share are paid to the savings shares, the difference is carried over and is added to the preferred dividends for the next two successive years;

•

in the case of the distribution of reserves, the savings shares have the same rights as ordinary the shares. Moreover, the shareholders’ meeting called to approve the separate financial statements for the year can, when there is no profit or insufficient profit reported in those financial statements to satisfy the rights of the savings shares, resolve to satisfy the dividend right and/or the additional right by distributing available reserves;

•

the reduction of share capital as a result of losses does not entail a reduction of the par value of savings shares except for the amount of the loss which exceeds the overall par value of the other shares;

•	upon the wind-up of the Company, the savings shares have a pre-emptive right to the reimbursement of capital equal to the entire par value;

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	301

Note 14 - Equity

•

in the event of the cessation of trading in the Company’s ordinary or savings shares, the holder of savings shares may ask the Company to convert its shares into ordinary shares, according to the manner resolved by the extraordinary session of the shareholders’ meeting called for that purpose within two months of being excluded from negotiations.

***

Paid-in capital is euro 1,689,190 thousand at December 31, 2008, with an increase of euro 39 thousand compared to December 31, 2007. The change is due to the additional paid-in capital relating to the issue of shares following the conversion of bonds.

The Legal reserve totals euro 2,134,760 thousand at December 31, 2008 and increased by euro 5 thousand compared to December 31, 2007 due to the appropriation of a part of the profit for the year 2007 in accordance with the resolution passed by the shareholders’ meeting held on April 14, 2008.

Other reserves amount in total to euro 3,520,344 thousand at December 31, 2008. This is a decrease of euro 583,331 thousand compared to December 31, 2007. The various reserves are analyzed as follows:

•	Reserve ex art. 13, L.D. 124/1993 (euro 391 thousand): unchanged from December 31, 2007;

•	Reserve ex art. 74, D.P.R. 917/1986 (euro 5,750 thousand): unchanged from December 31, 2007;

•	Reserve for capital grants (euro 602,259 thousand): unchanged from December 31, 2007;

•	Revaluation reserve ex Law 413 dated December 30, 1991 (euro 1,129 thousand): unchanged from December 31, 2007;

•

Reserve, ex article 1, paragraph 469, Law 266/2005 and ex article 14, Law 342/2000 (euro 315,842 thousand): unchanged from December 31, 2007 and deriving from the reclassification of the merger surplus reserve originating from the merger of Tim Italia, in order to set up the same tax-suspended reserve already recorded in the financial statements at December 31, 2005 of the merged company;

•

Reserve for cash flows hedges (-euro 468,520 thousand): a decrease compared to December 31, 2007 of euro 589,451 thousand. This reserve is related to the recognition of cash flow hedge transactions. In particular, it refers to unrealized gains and losses, net of the related tax effect, on the fair value adjustment of a financial instrument designated as a cash flow hedge;

•

Reserve for available-for-sale financial assets (euro 14,530 thousand): an increase compared to December 31, 2007 of euro 18,292 thousand. This reserve includes unrealized losses on the investments in Assicurazioni Generali (-euro 1,100 thousand) and Fin. Priv (-euro 507 thousand) and gains of euro 16,137 thousand due to the fair value adjustment of other available-for-sale financial assets;

•

Reserve for other equity instruments (euro 74,707 thousand): includes the value of conversion rights (call options) included in the issue of “Telecom Italia 1.5% 2001-2010 convertible bonds with a repayment premium” net of the tax effect (euro 73,663 thousand) and the value of the “stock options” assigned to executive directors in accordance with the “Piano Top 2008” plan and the value of the share granting rights assigned to top management of Telecom Italia or subsidiaries in accordance with the “Performance Share Granting Plan “ described earlier, for a total of euro 1,044 thousand.

•	Reserve ex Law 488/1992 (euro 203,416 thousand): unchanged from December 31, 2007;

•	Merger surplus reserve (euro 2,072,518 thousand): unchanged from December 31, 2007;

•	Unavailable reserve originating from the application of art. 7, paragraph 7 of Legislative Decree 38/2005 (euro 578,234 thousand);

•	Miscellaneous reserves (euro 120,088 thousand).

Retained earnings (accumulated losses), including profit for the year, is euro 4,896,003 thousand at December 31, 2008, with a decrease of euro 118,748 thousand compared to December 31, 2007. The change is due to dividends distributed (euro 1,618,739 thousand) partly compensated by the profit for the year 2008 (euro 1,499,996 thousand).

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	302

Note 14 - Equity

With regard to dividends, the amounts paid to the shareholders holding ordinary and savings shares were, respectively, euro 1,070,362 thousand (euro 0.0800 per share) and euro 548,377 thousand (euro 0.0910 per share).

The following statement provides additional disclosure on equity and is prepared pursuant to art. 2427, number 7-bis, showing the items in equity separately according to their source, possibility of utilization and distribution, in addition to their utilization in prior years.

Statement according to art. 2427, 7-bis

				Summary of the amounts
				utilized during the last three years
Nature/description (thousands of euro)	Amount	Possibility of utilization	Amount available	for absorption of losses Total	for other reasons Total
Share capital	10,659,354			—	—

Capital reserves:
Paid-in capital	1,689,190	A, B, C	1,689,190	—	—
Legal reserve	1,952,851	B	—	—	—
Reserve L.D. 124/93 ex art. 13	391	A, B, C	391	—	—
Reserve D.P.R. 917/86 ex art. 74	5,750	A, B, C	5,750	—	—
Reserve Law 266/2005 ex art. 1, para. 469 - ex art. 14, Law 342/2000	315,842	A, B, C	315,842	—	—
Reserve for capital increases	537,727	A, B, C	537,727	—	—
Payments for future capital increases	—	A, B	—	—	—
Miscellaneous reserves	20,275	A, B, C	20,275	—	—
Reserve ex L.D. 38/2005 art. 7, para. 7	578,234	B	—	—	—
Merger surplus reserve	2,010,152	A, B, C	2,010,152	—	—

Profit reserves:
Legal reserve	181,909	B	—	—	—
Reserve for capital grants	64,532	A, B, C	64,532	—	—
Revaluation reserve ex Law 413/91	1,129	A, B, C	1,129	—	—
Reserve ex Law 488/92	203,416	A, B	203,416	—	—
Miscellaneous reserves	114,774	A, B, C	114,774	—	—
Reserve for valuation gains or losses to derivatives and underlying items	(468,520)	B	(468,520)	—	—
Reserve for valuation gains or losses to available-for-sale financial assets	14,530	B	—	—	—
Reserve for other equity instruments	74,707	B	—	—	—
Merger surplus reserve	62,366	A, B, C	62,366	—	—
Retained earnings	3,396,007	A, B, C	3,396,007	—	—

Total			7,953,031	—	—
Difference between carrying amount and par value of treasury shares			(29,411)
Amount not distributable (1)			(204,176)
Remaining amount distributable			7,719,444

Key:

A:	for share capital increase
B:	for absorption of losses
C:	for distribution to shareholders
(1)	This represents the amount that is not distributable relating to: the reserve ex Law 488/1992 (euro 203,416 thousand) and the gain arising from the sale of a business to the subsidiary company Matrix (euro 760 thousand).

The amount of distributable reserves without any tax charges to be borne by the Company is equal to euro 6,794,073 thousand.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	303

Note 14 - Equity

The table below shows the restrictions, pursuant to art. 109, paragraph 4, letter b) of TUIR, relating to off-book deductions effected for income tax purposes in past years.

(thousands of euro)
Off-book deductions at 12/31/2007	3,413,596
Depreciation and other deductions in 2008	—
Reversal for realignment of depreciation	(3,300,616)
Reversal for taxation during the year	(29,581)
Off-book deductions at December 31, 2008	83,399
Deferred taxes (IRES and IRAP)	(24,240)
Restriction on equity at December 31, 2008	59,159

This regime imposes a restriction on all equity reserves, without distinction, for an amount equal to the off-book deductions net of the relative deferred taxes provided. This restriction remains until such time as the excess tax deductions are recovered in the books.

More specifically, compared to December 31 2007, the deductions diminished by euro 3,300,616 thousand as a result of the realignment of the excess of deductions for depreciation (art. 1, para. 48 of Law 244 dated December 24 2007).

Taking into account the residual deductions effected in prior years and not yet realigned, the total restriction on equity in the financial statements amounts to euro 59,159 thousand.

•	Future potential changes in share capital

The following table shows the future potential changes in share capital by reason of the conversion of bonds and the exercise of options in the stock option plans that remain outstanding at December 31, 2008:

	Outstanding bonds/option rights at 12/31/2008	Conversion/ grant ratio	Maximum number of shares issuable	Par value (thousands of euro)	Paid-in capital (thousands of euro)	Subscription price per share (euro)
Additional increases approved (ord. sh.)
Bonds “Telecom Italia 1.5% 2001 - 2010”	484,836,577	0.471553	228,626,142	125,744	359,092
Stock Option Plan 2002 Top	4,050,001.00	3.300871	13,368,523	7,353	29,920	2.788052
Stock Option Plan 2002	9,764,104.00	3.300871	32,229,823	17,726	76,439
of which
grants March-2002	9,645,104.00	3.300871	31,837,023	17,510	75,709	2.928015
grants August-2002	119,000.00	3.300871	392,800	216	730	2.409061
Stock Option Plans 2003-2005 - ex TIM	1,199,800.00	1.73	2,075,653	1,142	4,941	2.930636

Total additional increases approved (ord. sh.)			276,300,141	151,965	470,392

Additional increases not yet approved (ord. sh.)			1,600,000,000	880,000

Additional details on the stock option plans are disclosed in the Note “Stock option and Performance Share Granting Plans of Telecom Italia S.p.A.”.

The Telecom Italia S.p.A. shareholders’ meeting held on May 6, 2004 also granted the directors the right (which to date has not been exercised), for a maximum period of five years beginning May 6, 2004, to increase against payment, at one or more times, share capital for a maximum total amount of euro 880,000,000, through the issue of a maximum of 1,600,000,000 ordinary shares, in whole or in part:

(i)	to be offered as option rights to the shareholders and convertible bondholders, or

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	304

Note 14 - Equity

(ii)	to be offered for subscription to the employees of Telecom Italia S.p.A. or of the companies which it controls, with the exclusion of the pre-emptive right, pursuant to the combined provision of art. 2441, last paragraph, of the Italian Civil Code, and art. 134, second paragraph, of Legislative Decree 58/1998.

The resolutions for capital increases passed by the board of directors in exercising the aforementioned right shall establish the subscription price (including any additional paid-in-capital) and shall fix a specific deadline for the subscription of the shares; they may also provide that, in the event the increase voted by the board is not fully subscribed to by the deadline set each time for that purpose, the capital shall be increased for an amount equal to the subscriptions received up to that deadline date.

•	Authorizations for the issue of convertible bonds and the purchase of treasury shares

The board of directors has the right to issue convertible bonds at one or more times and for five years starting from May 6, 2004 for a maximum amount of euro 880,000,000.

The ordinary session of the shareholders’ meeting of Telecom Italia S.p.A. held on April 16, 2007 passed a resolution to authorize, for the maximum period allowed by the applicable law starting from the date of the shareholders’ resolution, the purchase, at one or more times and at any date, of Telecom Italia S.p.A. ordinary shares for a maximum of 25,000,000 ordinary shares and thus up to 0.129% of share capital.

This authorization for the purchase of treasury shares, in effect until October 16, 2008, is in relation to the implementation, approved by the board of directors in its meeting held August 8, 2008, of the plan for granting free Telecom Italia S.p.A. ordinary shares to individuals who hold key roles as employees or consultants of Telecom Italia S.p.A. or subsidiaries, approved by the same shareholders’ meeting held on April 16, 2007. In the period from September 12 to September 23, 2008, the Company purchased 25,000,000 ordinary shares.

The shareholders’ meeting of Telecom Italia held on April 14, 2008 also passed a resolution to authorize, for the maximum period allowed by the applicable law starting from the date of the shareholders’ resolution, the purchase, at one or more times and at any date, of Telecom Italia S.p.A. ordinary shares for a maximum of 11,400,000 ordinary shares and thus up to 0.059% of share capital. This authorization for the purchase of treasury shares, in effect until October 14, 2009, is in relation to the implementation, approved by the board of directors in its meeting held April 15, 2008, of the stock option plan reserved for the Executive Officers of Telecom Italia S.p.A. approved by the same shareholders’ meeting held on April 14, 2008.

The board of directors in its meeting held on August 8, 2008 approved the start of the buyback of ordinary treasury shares relating to both the above authorizations.

The price for the purchases shall be between a minimum and a maximum corresponding to the weighted average official stock prices of ordinary shares recorded by Borsa Italiana S.p.A. in the last ten days of trading prior to the date of purchase, respectively decreased or increased by 10%. The same limits shall be applied to the definition of the total cost of any derivatives.

The purchase of treasury shares shall in any case take place within the limits of the unrestricted reserves, as shown in the most recent financial statements approved at the time the purchase is carried out. The purchases shall be made on regulated markets, according to the manner allowed by the regulations and laws in force.

Consequently, of the aforementioned program, the purchase, for a maximum of 11,400,000 ordinary shares remains to be effected not later than October 14, 2009.

On the basis of the motion put forward by the board of directors’ meeting held on February 27, 2009, the profit for the year 2008 of Telecom Italia S.p.A., equal to euro 1,499,996 thousand, shall be appropriated as dividends for euro 1,049,134 thousand for distribution to the shareholders:

•	euro 0.050 for each ordinary share,

•	euro 0.061 for each savings share,

gross of withholdings as established by law. Undistributed profit will be appropriated to retained earnings.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	305

Note 14 - Equity

Note 15 – Financial liabilities (current and non-current)

Financial liabilities are composed as follows:

(thousands of euro)	12/31/2008	12/31/2007
Financial payables (medium/long-term)
• Bonds	15,142,211	15,990,038
• Convertible bonds	541,107	510,413
• Amounts due to banks	5,121,280	4,979,959
• Payables to other lenders	37,468	51,564
• Payables to subsidiaries	12,297,483	15,258,831

	33,139,549	36,790,805
Finance lease liabilities (medium/long-term)
• Payables to subsidiaries	288	272
• Payables to associates	246,906	279,618
• Payables to other related parties	8,875	15,704
• Payables to other	1,406,232	1,482,125

	1,662,301	1,777,719
Other financial liabilities (medium/long-term)
• Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature	2,005,267	763,630
• Deferred income	81	95

	2,005,348	763,725

TOTAL NON-CURRENT FINANCIAL LIABILITIES (A)	36,807,198	39,332,249

Financial payables (short-term)
• Bonds	600,572	1,264,904
• Convertible bonds	7,258	7,307
• Amounts due to banks	418,818	737,927
• Payables to other lenders	322,889	346,719
• Payables to subsidiaries	5,855,104	3,174,187
• Payables to associates	0	166
• Other financial payables	142	230

	7,204,783	5,531,440
Finance lease liabilities (short-term)
• Payables to subsidiaries	236	88
• Payables to associates	142,468	141,483
• Payables to other related parties	6,837	6,543
• Payables to other	102,929	103,318

	252,470	251,432
Other financial liabilities (short-term)
• Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature	80,607	223,539
• Non-hedging derivatives	8,995	5.205
• Deferred income	6,236	7,724

	95,838	236,468

TOTAL CURRENT FINANCIAL LIABILITIES (B)	7,553,091	6,019,340

TOTAL FINANCIAL LIABILITIES (C)=(A+B)	44,360,289	45,351,589

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	306

Note 15 - Financial liabilities (current and non-current)

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Bonds are composed as follows:

(thousands of euro)	12/31/2008	12/31/2007
Non-current portion	15,142,211	15,990,038
Current portion	600,572	1,264,904
Total carrying amount	15,742,783	17,254,942
Fair value adjustment and measurement at amortized cost	(434,264)	(442,065)
Total nominal repayment amount	15,308,519	16,812,877

The nominal repayment amount totals euro 15,308,519 thousand and decreased by euro 1,504,358 thousand compared to December 31, 2007.

The following table lists the bonds issued to third parties expressed at the nominal repayment amount and at market value:

Currency	Amount (million)	Nominal repayment amount (millions of euro)	Coupon	Issue date	Maturity date	Issue price (%)	Market price at 12/31/08 (%)	Market value at 12/31/08 (millions of euro)
Bonds issued
Euro	110	110	3-month Euribor + 0.60%	4/8/04	3/30/09	100	99,100	109
Euro	850	850	3-month Euribor + 0.20%	6/7/07	6/7/10	99.915	91.500	778
Euro	750	750	4.500%	1/29/04	1/28/11	99.560	95.512	716
Euro	1,250	1,250	6.250%	2/1/02	2/1/12	98.952	98.000	1,225
Euro	1,000	1,000	3- month Euribor + 0.53%	12/6/05	12/6/12	100	81.782	818
Euro	500	500	3- month Euribor + 0.63%	7/19/07	7/19/13	100	83.393	417
Euro	673	673	4.750%	5/19/06	5/19/14	99.156	86.078	579
Euro	120	120	3-month Euribor + 0.66%	11/23/04	11/23/15	100	78.620	94
GBP	500	525	5.625%	6/29/05	12/29/15	99.878	84.957	446
Euro	400	400	3-month Euribor + 0.79%	6/7/07	6/7/16	100	68.139	273
Euro	1,250	1,250	5.375%	1/29/04	1/29/19	99.070	78.864	986
GBP	850	892	6.375%	6/24/04	6/24/19	98.850	82.204	734
Euro	348	348	6-month Euribor (base 365)	1/1/02	1/1/22	100	100	348
GBP	400	420	5.875%	5/19/06	5/19/23	99.622	71.571	301
Euro	670	670	5.250%	3/17/05	3/17/55	99.667	61.791	414
	Sub - Total	9,758						8,238

The regulations and/or Offering Circulars relating to the bonds described above are available on the corporate website http://www.telecomitalia.it.

The following table lists the bonds repaid during the year by Telecom Italia, expressed at the nominal repayment amount:

Currency	Amount (million)	Nominal repayment amount (millions of euro)	Coupon	Issue date	Maturity date	Issue price (%)
Euro	750	750	3-month Euribor + 0.22%	6/9/06	6/9/08	100

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	307

Note 15 - Financial liabilities (current and non-current)

The following table lists the bonds bought back during the year by Telecom Italia:

BUY BACKS	Amount (millions of euro)
Telecom Italia S.p.A., euro 850 million 5.25% maturing 2055	180
Telecom Italia S.p.A., euro 750 million 4.75% maturing 2014	77

Convertible bonds can be analyzed as follows:

(thousands of euro)	12/31/2008	12/31/2007
Non-current portion	541,107	510,413
Current portion	7,258	7,307
Total carrying amount	548,365	517,720
Measurement at amortized cost	25,576	56,257
Total nominal repayment amount	573,941	573,977

The nominal repayment amount totals euro 573,941 thousand and decreased by euro 36 thousand compared to December 31, 2007 as a result of bond conversions.

The following table summarizes the convertible bonds issued by Telecom Italia, expressed at the nominal repayment amount:

Currency	Nominal repayment amount (millions of euro)	Coupon	Underlying shares	Issue date	Maturity date	Issue price (%)	Market price at 12/31/2008 (%)	Market value at 12/31/2008 (millions of euro)
Convertible bonds
Euro	574	1.500%	Telecom Italia S.p.A.	11/23/01	1/1/10	100	113.989	553

Medium/long-term amounts due to banks total euro 5,121,280 thousand (euro 4,979,959 thousand at December 31, 2007) and increased by euro 141,321 thousand mainly as a result of two new loans secured from the European Investment Bank (EIB) totaling nominal amount euro 342,200 thousand.

Short-term amounts due to banks of euro 418,818 thousand decreased by euro 319,109 thousand (euro 737,927 thousand at December 31, 2007) and include euro 228,461 thousand for the current portion of medium/long-term amounts due to banks.

Medium/long-term payables to other lenders amount to euro 37,468 thousand (euro 51,564 thousand at December 31, 2007), and refer almost entirely to payables to the Ministry of Industry. Short-term payables to other lenders amount to euro 322,889 thousand (euro 346,719 thousand at December 31, 2007) and include euro 14,998 thousand for the current portion of medium/ long-term payables to other lenders.

Medium/long-term payables to subsidiaries amount to euro 12,297,483 thousand and decreased by euro 2,961,348 thousand compared to December 31, 2007 (euro 15,258,831 thousand). They refer to loans payable to Telecom Italia Finance (euro 2,978,683 thousand) and Telecom Italia Capital S.A. (euro 9,318,800 thousand).

Short-term payables to subsidiaries amount to euro 5,855,104 thousand and increased by euro 2,680,917 thousand, compared to December 31, 2007 (euro 3,174,187 thousand). These payables refer to the current portion of medium/long-term loans due to Telecom Italia Finance (euro 3,963,429 thousand) and Telecom Italia Capital (euro 1,010,625 thousand), short-term loans payable to Telecom Italia Sparkle (euro 414,184 thousand) and Telecom Italia Finance (euro 256,603 thousand) in addition to current account transactions under the treasury service at market rates mainly with Telecom Italia Sparkle (euro 37,388 thousand), Saiat (euro 48,665 thousand), Telenergia (euro 20,771 thousand) and Telecontact (euro 11,087 thousand).

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	308

Note 15 - Financial liabilities (current and non-current)

Medium-long term finance lease liabilities total euro 1,662,301 thousand (euro 1,777,719 thousand at December 31, 2007) and mainly refer to building sale and leaseback transactions of properties recorded in accordance with IAS 17. Short-term finance lease liabilities amount to euro 252,470 thousand (euro 251,432 thousand at December 31, 2007).

Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature amount to euro 2,005,267 thousand (euro 763,630 thousand at December 31, 2007) and mainly refer to the derivatives on liability positions in which Telecom Italia pays flows in USD and GBP. Hedging derivatives relating to hedged items classified as current liabilities of a financial nature total euro 80,607 thousand (euro 223,539 thousand at December 31, 2007). Additional details are provided in the Note “Derivatives”.

Short-term non-hedging derivatives total euro 8,995 thousand (euro 5,205 thousand at December 31, 2007) and refer to the measurement of derivatives which, although put into place for hedging purposes, do not possess the formal requisites to be considered as such under IFRS.

***

At December 31, 2008, the unused credit lines of Telecom Italia S.p.A. amount to euro 8,240,124 thousand (euro 7,945,341 thousand at December 31, 2007) and include committed unused credit lines of euro 6,500,000 thousand expiring in August 2014. All the credit lines are denominated in euro and linked to a floating interest rate.

Gross financial debt according to the original currency of the transaction is as follows:

	12/31/2008 (millions of foreign currency)	12/31/2008 (millions of euro)	12/31/2007 (millions of foreign currency)	12/31/2007 (millions of euro)
USD	3,018	2,168	4,029	2,737
GBP	1,780	1,869	1,783	2,431
JPY	40,141	318	40,139	243
EURO	—	40,005	39,940	39,940
		44,360		45,351

The analysis of gross financial debt by effective interest rate bracket excluding the effect of derivative hedging instruments, if any, is the following:

(millions of euro)	12/31/2008	12/31/2007
Up to 2.5%	394	271
From 2.5% to 5%	12,048	14,897
From 5% to 7.5%	26,690	26,562
From 7.5% to 10%	1,858	1,694
Over 10%	416	—
Accruals/deferrals, MTM and derivatives	2,954	1,927
	44,360	45,351

Instead, as a result of the use of derivative hedging instruments, gross financial debt by nominal interest rate bracket is the following:

(millions of euro)	12/31/2008	12/31/2007
Up to 2.5%	219	544
From 2.5% to 5%	12,227	15,535
From 5% to 7.5%	25,940	25,800
From 7.5% to 10%	3,020	1,545
Over 10%	—	—
Accruals/deferrals, MTM and derivatives	2,954	1,927
	44,360	45,351

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	309

Note 15 - Financial liabilities (current and non-current)

The following tables show the maturities of non-current financial liabilities according to both the carrying amount (including measurements arising from fair value adjustments and amortized cost, including accrued expenses) and the expected nominal repayment amount, as defined by contract:

Maturities of Financial liabilities – carrying amount (1) (2):

	maturing by 12/31/ of the year:
(millions of euro)	2009	2010	2011	2012	2013	After 2013	TOTAL
Bonds	608	1,390	2,397	6,141	500	5,255	16,291
Loans and other financial liabilities	5,297	1,950	637	3,439	2,327	11,109	24,759
Finance lease liabilities	253	196	157	131	114	1,064	1,915
Total	6,158	3,536	3,191	9,711	2,941	17,428	42,965
Current financial liabilities	1,395						1,395
Total	7,553	3,536	3,191	9,711	2,941	17,428	44,360

(1)	Carrying amounts take into account fair value adjustments and amortized cost.
(2)	Financial commitments include accrued expenses and deferred income of which euro 942 million is in non-current financial liabilities maturing within 1 year and euro 14 euro million in current financial liabilities.

Maturities of Financial liabilities – nominal repayment amount:

	maturing by 12/31/ of the year:
(millions of euro)	2009	2010	2011	2012	2013	After 2013	TOTAL
Bonds	110	1,424	2,400	6,150	500	5,298	15,882
Loans and other financial liabilities	4,874	1,834	637	3,416	2,272	10,510	23,543
Finance lease liabilities	235	196	157	131	114	1,064	1,897
Total	5,219	3,454	3,194	9,697	2,886	16,872	41,322
Current financial liabilities	1,376						1,376
Total	6,595	3,454	3,194	9,697	2,886	16,872	42,698

Note 16 – Net financial debt

As required by Consob Communication DEM/6064293 dated July 28, 2006, the following table presents the net financial debt at December 31, 2008 and December 31, 2007 calculated in accordance with the criteria indicated in the Recommendation of CESR (Committee of European Securities Regulators) dated February 10, 2005 “Recommendations for the Uniform Implementation of the European Commission Regulation on Disclosures” and also introduced by Consob itself. This table also includes the reconciliation of net financial debt determined according to the criteria indicated by CESR and the net financial debt calculated according to the criteria of the Telecom Italia Group adopted in previous years and presented in the Report on Operations.

Net financial debt determined according to the criteria of Consob amounts to euro 40,097,662 thousand at December 31, 2008 (euro 40,365,293 thousand at December 31, 2007) and, compared to the corresponding amount determined according to the criteria of the Group, is higher by euro 181,527 thousand at December 31, 2008 (higher by euro 222,835 thousand at December 31, 2007).

Net financial debt amounts to euro a 39,916,135 thousand at December 31, 2008, with a decrease of euro 226,323 thousand compared to euro 40,142,458 thousand at the end of 2007. The major changes are discussed in the Report on Operations.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	310

Note 16 - Net financial debt

Net financial debt (*)

(thousands of euro)		12/31/2008	12/31/2007
Non-current financial liabilities (*):
Financial payables		33,139,549	36,790,805
Finance lease liabilities		1,662,301	1,777,719
Non-current liabilities for hedging derivatives		2,005,267	763,630
Other financial liabilities		81	95
	(1)	36,807,198	39,332,249
Less:
Non-current receivables for lessors’ net investments		(241,127)	(264,510)
Non-current assets for hedging derivatives		(217,273)	(94,988)
		(458,400)	(359,498)
TOTAL NON-CURRENT FINANCIAL LIABILITIES (*)	(A )	36,348,798	38,972,751
Current financial liabilities (*):
Financial payables		7,204,783	5,531,440
Finance lease liabilities		252,470	251,432
Current liabilities for hedging and non-hedging derivatives		89,602	228,744
Other financial liabilities		6,236	7,724
	(2)	7,553,091	6,019,340
Less:
Current receivables for lessors’ net investments		(130,803)	(138,938)
Current assets for hedging derivatives		(57,579)	(80,321)
		(188,382)	(219,259)
TOTAL CURRENT FINANCIAL LIABILITIES (*)	(B )	7,364,709	5,800,081
TOTAL GROSS FINANCIAL DEBT (*)	(C=A+B )	43,713,507	44,772,832
Current financial assets (*)
Financial receivables and other current assets		(241,013)	(243,543)
Cash and cash equivalents		(3,563,214)	(4,383,255)
	(3)	(3,804,227)	(4,626,798)
Less:
Current receivables for lessors’ net investments		130,803	138,938
Current assets for hedging derivatives		57,579	80,321
		188,382	219,259
TOTAL CURRENT FINANCIAL ASSETS (*)	(D )	(3,615,845)	(4,407,539)
NET FINANCIAL DEBT AS PER CONSOB COMMUNICATION
DEM/6064293/2006	(E=C+D )	40,097,662	40,365,293
Non-current financial assets (*)
Financial receivables and other non-current assets	(4)	(639,927)	(582,333)
Less:
Non-current receivables for lessors’ net investments		241,127	264,510
Non-current assets for hedging derivatives		217,273	94,988
		458,400	359,498
TOTAL NON-CURRENT FINANCIAL ASSETS (*) (°)	(F )	(181,527)	(222,835)
NET FINANCIAL DEBT (**)	(G=E+F )	39,916,135	40,142,458

Composition of net financial debt

Total gross financial debt:
Non-current financial liabilities	(1)	36,807,198	39,332,249
Current financial liabilities	(2)	7,553,091	6,019,340
		44,360,289	45,351,589
Total gross financial assets:
Non-current financial liabilities	(4)	(639,927)	(582,333)
Current financial liabilities	(3)	(3,804,227)	(4,626,798)
		(4,444,154)	(5,209,131)

NET FINANCIAL DEBT		39,916,135	40,142,458

(*)	Net of assets for hedging derivatives and financial receivables for lessors’ net investments.
(**)	With regard to the incidence of related party transactions on net financial debt, reference is made to relevant table included in the Note “Related Party Transactions”.
(°)	In 2008, these comprise principally loans made to employees at low interest rates (euro 54,119 thousand) and loans made to Group companies (euro 102,726 thousand).

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	311

Note 16 - Net financial debt

•	Covenants and negative pledges relating to outstanding positions at December 31, 2008

With reference to loans received by Telecom Italia S.p.A. from the European Investment Bank (EIB), an amount of euro 554,965 thousand (out of a total of euro 2,107,772 thousand at December 31, 2008) is not secured by bank guarantees but there are covenants which cover the following:

•

in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments, it shall immediately inform EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract;

•

for the loan with a nominal amount of euro 350 million loan, if Telecom Italia’s rating is lower than BBB+ for S&P’s, Baa1 for Moody’s and BBB+ for Fitch Ratings, and for the loan with a nominal amount of euro 200 million, if Telecom Italia’s rating is lower than BBB for S&P’s, Baa2 for Moody’s and BBB for Fitch Ratings, the company shall immediately inform EIB which shall have the right to ask for suitable guarantees to be provided, indicating a date for setting up these guarantees. After that date and if Telecom Italia fails to provide the guarantees, EIB shall have the right to demand immediate repayment of the amount disbursed;

•

the company is obliged to promptly advise the bank about changes in the allocation of share capital among the shareholders which could bring about a change in control. Failure to communicate this information would result in the termination of the contract. The contract shall also be terminated when a shareholder, which, at the date of signing the contract does not hold at least 2% of the share capital, comes to hold more than 50% of the voting rights in the shareholders’ meeting or, in any case, a number of shares such that it represents more than 50% of the share capital, whenever, in the bank’s reasonable opinion, this fact could cause a detriment to the bank or could compromise the execution of the project underlying the EIB loan.

The syndicated bank lines of Telecom Italia do not contain financial covenants (e.g. ratios such as Debt/EBITDA or EBITDA/Interest) which would oblige Telecom Italia to automatically repay the outstanding loan if the covenants are not observed. Mechanisms are provided for adjusting the cost of funding in relation to Telecom Italia’s credit rating, with a spread compared to the Euribor of between a minimum of 0.15% and a maximum of 0.425% for the line expiring in 2010 and a minimum of 0.0875% and a maximum of 0.2625% for the line expiring in 2014.

The two syndicated bank lines contain the usual other types of covenants, including the commitment not to use the company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the company unless specific conditions exist (e.g. the sale takes place at fair market value). The same negative pledge conditions are also found in the export credit loan agreements.

The syndicated bank lines (as well as an export credit agreement for a residual nominal amount of euro 112,722 million at December 31, 2008) consider the case where a party, other than the current relative majority shareholder or permitted acquiring shareholders, including the shareholders of Telco, acquires control of Telecom Italia, individually or jointly. In that case, a 30-day period is established during which the parties shall negotiate the terms with which to continue the relationship.

Note 17 – Financial risk management

•	Financial risk management objectives and policies

As reported in Note 20 of the consolidated financial statements, Telecom Italia S.p.A. follows the guidelines set out for the Group.

The risk management policies of Telecom Italia S.p.A. follow the policies for the diversification of risks set out for the Group.

An optimum fixed-rate and floating-rate debt composition is defined for the entire Group, as disclosed in Note 20 to the consolidated financial statements, and is therefore not established for the individual companies.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	312

Note 17 - Financial risk management

As regards the exchange rate risk on financial payables contracted by Telecom Italia S.p.A. denominated in currencies other than euro, such risk is completely hedged.

Derivative financial instruments are used and designated as fair value hedges for the management of exchange rate risks on instruments denominated in currencies other than euro and the management of interest rate risks on fixed-rate loans. Derivative financial instruments are designated as cash flow hedges when the objective is to fix the exchange rate of future transactions and the interest rate. All derivative financial instruments are put into place with high-credit-quality banking and financial counterparts with a high rating and are constantly monitored to reduce the credit risk.

Telecom Italia S.p.A. has current account transactions with subsidiaries as part of its treasury services which are governed by market rates, and multi-year loan agreements with them which are also at market rates.

Interest rate risk: sensitivity analysis

Telecom Italia S.p.A.’s exposure to the various market risks can be measured, like the Group, by sensitivity analyses, in accordance with the application of IFRS 7. The suppositions and assumptions for this analysis are reported in Note 20 of the consolidated financial statements under “Financial risk management”.

If, at December 31, 2008, the interest rates in the different markets in which the Telecom Italia S.p.A. operates had been 100 basis points higher (lower) than that actually recorded, the following would have been recognized:

•	in the income statement, net higher (lower) finance expenses, before the relative tax effect, for euro 83 million (euro 132 million in 2007).

•

in equity, excluding the above effect on profit for the year, higher (lower) equity for euro 601 million (euro 692 million); similarly, at December 31, 2007, the same change in interest rates would have produced higher (lower) equity of Telecom Italia S.p.A. for euro 360 million (euro 425 million).

Allocation of the financial structure between fixed rate and floating rate

As for the allocation of the financial structure between the fixed-rate component and the floating-rate component, for both financial assets and liabilities, please refer to the following tables. They show the nominal repayment/investment amount (in so far as that amount expresses the effective interest rate exposure of the Group) and, as far as financial assets are concerned, account was taken of the intrinsic nature of the transactions under consideration (financial characteristics and duration) rather than the stated contractual terms alone. Bearing that in mind, a transaction whose characteristics (short or very short time frame and frequent renewal) are such that the interest rate is periodically reset on the basis of market parameters, even though the contract does not call for resetting the interest rate (such as in the case of bank deposits and receivables on the sale of securities), was considered in the category of floating rate.

Financial liabilities (at the nominal repayment amount)

(millions of euro)	Fixed rate	Floating rate	12/31/2008 Total	Fixed rate	Floating rate	12/31/2007 Total
Bonds	14,110	1,198	15,308	14,016	2,797	16,813
Convertible bonds	574	—	574	574	—	574
Loans and other payables	15,922	10,894	26,816	12,105	15,087	27,192
TOTAL	30,606	12,092	42,698	26,695	17,884	44,579

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	313

Note 17 - Financial risk management

Financial assets (at the nominal investment amount)

(millions of euro)	Fixed rate	Floating rate	12/31/2008 Total	Fixed rate	Floating rate	12/31/2007 Total
Cash and cash equivalents	—	3,559	3,559	—	4,369	4,369
Other receivables	455	231	686	429	296	725
TOTAL	455	3,790	4,245	429	4,665	5,094

With regard to floating-rate financial instruments, the contracts provide for revisions of the relative parameters to take place within the subsequent 12 months.

Effective interest rate

As to the effective interest rate, for the categories where that parameter can be determined, such parameter refers to the original transaction net of the effect of any derivative hedging instruments.

The information, since it is provided by class of financial assets and liabilities, was determined, for purposes of calculating the weighted average, using the carrying amount adjusted by accruals, prepayments deferrals and changes in fair value: therefore, this is the amortized cost, net of accruals and any changes in fair value as a consequence of hedge accounting.

Financial liabilities

(millions of euro)	Adjusted carrying amount	12/31/2008 Effective interest rate %	Adjusted carrying amount	12/31/2007 Effective interest rate %
Bonds	15,252	6.11	16,740	5.98
Convertible and exchangeable bonds	541	7.42	510	7.42
Loans and other payables	25,613	5.15	26,174	5.20
TOTAL	41,406	5.53	43,424	5.53

Financial assets

(millions of euro)	Adjusted carrying amount	12/31/2008 Effective interest rate %	Adjusted carrying amount	12/31/2007 Effective interest rate %
Cash and cash equivalents	3,559	2.43	4,369	4.52
Other receivables	579	5.88	624	6.11
TOTAL	4,138	2.92	4,993	4.72

As for financial assets, the weighted average effective interest rate is not essentially affected by the existence of derivatives.

As for market risk management using derivatives, reference should be made to the Note “Derivatives”.

•	Credit risk

Like the Group’s policy, the management of the liquidity of Telecom Italia S.p.A. is guided by prudent criteria and is principally based on money market management where investments are made during the year with temporary excess cash resources which are expected to turn around within the subsequent 12-month period.

In order to limit the risk of the non-fulfillment of the obligations undertaken by the counterpart, deposits are made with high-credit-quality banking and financial institutions with a minimum of an A rating and generally for periods of less than three months. As for temporary investments of liquidity, there are repurchase agreements on Italian government securities made by Telecom Italia S.p.A. with Mediobanca as the counterpart.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	314

Note 17 - Financial risk management

•	Liquidity risk

The following table reports the contractual cash flows that are not discounted to present value relative to bonds; the interest flows have been determined using the conditions and interest and exchange rates prevailing at December 31, 2008:

	Maturing by 12/31/ of the year:
(millions of euro)	2009	2010	2011	2012	2013	After 2013	TOTAL
Bonds
Principal	110	1,424	2,400	6,150	500	5,298	15,882
interest	910	939	901	748	369	2,875	6,742
Total cash out	1,020	2,363	3,301	6,898	869	8,173	22,624

Telecom Italia S.p.A. operates so as to pursue the Group’s objective of achieving an adequate level of financial flexibility.

Furthermore, at the beginning of 2009, the Company refinanced debt as follows:

•	on January 22, 2009, Telecom Italia S.p.A. issued bonds for a total of euro 500 million, annual coupon of 7.875%, maturing January 22, 2014;

•

on February 12, 2009, the European Investment Bank (EIB) and Telecom Italia S.p.A. signed an 8-year loan contract for euro 600 million to fund investments to bridge the BroadBand digital divide and complete the BroadBand and internet network infrastructures in insufficiently covered areas of the country.

•	Fair value of derivatives

In order to determine the fair value of derivatives, the Telecom Italia Group uses various valuation models. The fair value of IRS and CCIRS reflects the difference between the fixed rate which should be paid/received and the market interest rate (having the same maturity as the swap) at the measurement date.

The notional amount of IRS does not represent the amount exchanged between the parties and therefore does not constitute a measurement of credit risk exposure which, instead, is limited to the amount of the differential between the interest rates paid/received.

The fair value of CCIRS, instead, also depends on the differential between the reference exchange rate at the date of signing the contract and the exchange rate at the date of measurement, since CCIRS imply the exchange of the reference principal, in the respective currencies of denomination, in addition to the exchange of flows of interest at the maturity date and eventually at the intermediate payment dates.

Mark-to-market is calculated by discounting interest and notional future contractual flows using market interest rates and exchange rates.

With regard to the fair value measurement of financial liabilities, reference should be made to the Note “Supplementary disclosures on financial instruments” for assumptions and amounts.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	315

Note 17 - Financial risk management

Note 18 – Derivatives

Derivative financial instruments are used by Telecom Italia S.p.A. to manage its exposure to foreign exchange rate and interest rate risks and to diversify the parameters of debt so that costs and volatility can be reduced to within predetermined operational limits.

Derivative financial instruments at December 31, 2008 are principally used to manage debt positions. They include interest rate swaps (IRS) to reduce interest rate exposure on fixed-rate and floating-rate bank loans and bonds, as well as cross currency and interest rate swaps (CCIRS) and currency forwards to convert the loans secured in different foreign currencies to the functional currency.

IRS transactions involve, at specified maturity dates, the exchange of flows of interest calculated on the notional amount at the agreed fixed or floating rates, with the counterparts.

The same also applies to CCIRS transactions which, in addition to the settlement of periodic interest flows, can involve the exchange of principal, in the respective currencies of denomination, at maturity and on demand.

The following tables show the derivative transactions put into place by Telecom Italia S.p.A. at December 31, 2008 divided between fair value hedge derivatives (Table 1 – Fair Value Hedge Derivatives), cash flow hedge derivatives (Table 2 – Cash Flow Hedge Derivatives) and non-hedge accounting derivatives (Table 3 – Non-Hedge Accounting Derivatives) in accordance with IAS 39:

Table 1 - Fair Value Hedge Derivatives

Description	Notional amount	Mark-to-Market (Clean Price)
	(millions of euro)	(millions of euro)
CCIRS transactions maturing May 2032 on the semiannual floating-rate intragroup loan in JPY, received from the subsidiary Telecom Italia Finance S.A. against bonds of JPY 20 billion (equivalent amount of euro 159 million at 12/31/2008) on Telecom Italia Finance S.A., converting the 6-month Libor in JPY to the 6–month Euribor	172	(36)

Total Fair Value Hedge Derivatives	172	(36)

The selected method to test the effectiveness, retrospectively and prospectively, of Fair Value Hedge derivatives is the Volatility Risk Reduction (VRR) Test. This test assesses the ratio between the portfolio risk (where the portfolio means the derivative and the item hedged) and the risk of the hedged item taken separately. In short, the portfolio risk must be significantly less than the risk of the item hedged.

Table 2 - Cash Flow Hedge Derivatives

Description	Notional amount	Mark-to-Market (Clean Price)
	(millions of euro)	(millions of euro)
IRS transactions maturing March 2009 on bonds of euro 110 million at a quarterly floating rate issued by Telecom Italia S.p.A. (2004-2009), converting the 3-month Euribor to an annual fixed rate of 3.35%	110	—

CCIRS transactions maturing November 2013 on the quarterly floating-loan intragroup loan, received from the subsidiary Telecom Italia Capital S.A. against the 10-year tranche of USD 2,000 million (equivalent amount of euro 1,437 million at 12/31/2008) of bonds for a total amount of USD 4,000 million issued by Telecom Italia Capital S.A. in October 2003, converting the 3-month LIBOR in USD to a fixed rate of 5.0349% in euro	1,709	(400)

IRS transactions maturing November 2015 on bonds of euro 120 million at a quarterly floating rate issued by Telecom Italia S.p.A. (2004-2015), converting the 3-month Euribor to an annual fixed rate of 4.1605%	120	—

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	316

Note 18 - Derivatives

CCIRS transactions maturing December 2015 on bonds of GBP 500 million (equivalent amount of euro 525 million at 12/31/2008) issued by Telecom Italia S.p.A. in June 2005, converting a coupon rate of 5.625% in GBP to a fixed rate of 4.34117% in euro	751	(193)

CCIRS transactions maturing June 2019 on bonds of GBP 850 million (equivalent amount of euro 892 million at 12/31/2008) issued by Telecom Italia S.p.A. in June 2004, converting a fixed rate of 6.375% in GBP to a fixed rate of 5.3108% in euro	1,258	(330)

CCIRS transactions maturing May 2023 on bonds of GBP 400 million (equivalent amount of euro 420 million at 12/31/2008) issued by Telecom Italia S.p.A. in May 2006, converting a coupon rate of 5.875% in GBP to a fixed rate of 5.5345% in euro	587	(164)

IRS transactions maturing December 2010 on floating-rate bonds of euro 1,000 million issued by Telecom Italia S.p.A. in December 2005 and maturing December 2012, converting a coupon rate equal to the Euribor +0.53 to a fixed rate of 4.5404% in euro	1,000	(23)

CCIRS transactions maturing October 2029 on the semiannual floating-rate intragroup loan in JPY, received from the subsidiary Telecom Italia Finance S.A. against the private placement of the “Dual-Currency” loan of JPY 20 billion (equivalent amount of euro 133 million at 12/31/2008) on Telecom Italia Finance S.A., converting the 6-month Libor in JPY to a fixed rate of 6.9395% in euro	174	(68)

CCIRS transactions maturing November 2033 on the quarterly floating-rate intragroup loan in USD, received from the subsidiary Telecom Italia Capital S.A. against the 30-year tranche of USD 1,000 million (equivalent amount of euro 718.5 million at 12/31/2008) on the bonds issued for a total amount of USD 4,000 million by Telecom Italia Capital S.A. in October 2003, converting the 3-month Libor in USD to the fixed rate of 5.994% in euro	849	(333)

CCIRS transactions maturing July 2036 on the semiannual floating-rate intragroup loan in euro, received from the subsidiary Telecom Italia Capital S.A. against the 30-year tranche of USD 1,000 million (equivalent amount of euro 718.5 million at (12/31/2008) on the bonds for a total amount of USD 2,600 million issued by Telecom Italia Capital S.A. in July 2006, converting the 6-month Euribor to the fixed rate of 5.88429% in euro	791	(123)

IRS transactions maturing July 2013 on bonds of euro 500 million at a quarterly floating rate issued by Telecom Italia S.p.A. (2007-2013), converting the 3-month Euribor rate to an annual fixed rate of 4.334%	500	(23)

IRS transactions maturing 2016 on bonds of euro 400 million at a quarterly floating rate issued by Telecom Italia S.p.A. (2007-2016), converting the 3-month Euribor to a semiannual fixed rate of 4.9425%	400	(38)

IRS transactions maturing August 2014 on the revolving credit facility of euro 1,500 million at a monthly floating rate, converting the 1-month Euribor rate to a semiannual fixed rate of 4.82583%	1,500	(118)

IRS transactions maturing March 2014 on the EIB loan of euro 350 million at a semiannual floating rate, converting the 6-month Euribor rate to a semiannual fixed rate of 4.93457%	350	(27)

IRS transactions maturing September 2013 on the EIB loan of euro 400 million at a quarterly floating rate, converting the 3-month Euribor rate to a semiannual fixed rate of 5.03388%	400	(32)

IRS transactions maturing December 2013 on the EIB loan of euro 100 million at a semiannual floating rate, converting the 6-month Euribor rate to a semiannual fixed rate of 4.832%	100	(7)

Total Cash Flow Hedge Derivatives	10,599	(1,879)

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	317

Note 18 - Derivatives

The hedge of cash flows by derivatives designated as Cash Flow Hedges at December 31, 2008 was considered highly effective and at December 31, 2008 led to:

•	recognition of an unrealized gain in equity of euro 646 million;

•	transfer from equity to the income statement of net losses from exchange rate adjustments of euro 402 million.

At December 31, 2008, the total gain of the hedging instrument that is still recognized in equity amounts, due to the effect of transactions early terminated over the years, to euro 21 million. The positive impact reversed to the income statement during 2008 is euro 19 million.

The transactions hedged by Cash Flow Hedges generate cash flows and will produce economic effects in the income statement in the periods indicated in the following table:

Currency of denomination	Notional amount in currency of denomination (million)	Start of period	End of period	Rate applied	Interest period
EURO	110	Jan 09	Mar 09	3-MONTH EURIBOR + 0.60%	quarterly
USD	2,000	Jan 09	Oct 13	USD LIBOR 3M + 0.71%	quarterly
EURO	120	Jan 09	Nov 15	3-MONTH EURIBOR + 0.66%	quarterly
GBP	500	Jan 09	Jun 15	5.625%	annual
GBP	850	Jan 09	Jun 19	6.375%	annual
GBP	400	Jan 09	May 23	5.875%	annual
EURO	1,000	Jan 09	Dec 10	3-MONTH EURIBOR + 0.53%	quarterly
JPY	20,000	Jan 09	Oct 29	6-MONTH LIBOR JPY + 0.94625%	semiannually
USD	1,000	Jan 09	Nov 33	3-MONTH LIBOR USD + 1.1%	quarterly
EURO	791	Jan 09	Jul 36	6-MONTH EURIBOR + 1.45989%	semiannually
EURO	500	Jan 09	Jul 13	3-MONTH EURIBOR + 0.63%	quarterly
EURO	400	Jan 09	Jun 16	3-MONTH EURIBOR + 0.79%	quarterly
EURO	1,500	Jan 09	Aug 14	1-MONTH EURIBOR + 0.1575%	monthly
EURO	350	Jan 09	Mar 14	6-MONTH EIB + 0.29%	semiannually
EURO	400	Jan 09	Sep 13	3-MONTH EIB + 0.15%	quarterly
EURO	100	Jan 09	Dec 13	6-MONTH EURIBOR - 0.023%	quarterly

The selected method to test the effectiveness, retrospectively and prospectively, of Cash Flow Hedge derivatives, whenever the main terms do not fully coincide, is the Volatility Risk Reduction (VRR) Test. This test assesses the ratio between the portfolio risk (where the portfolio means the derivative and the item hedged) and the risk of the hedged item taken separately. In short, the portfolio risk must be significantly less than the risk of the item hedged.

The ineffective portion recognized in the income statement from designated Cash Flow Hedges during 2008 is immaterial.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	318

Note 18 - Derivatives

Tab. 3 - Non-Hedge Accounting Derivatives

Description	Notional amount	Mark-to-Market (Clean Price)
	(millions of euro)	(millions of euro)
Exchange rate transactions	26	(2)
Total Non-Hedge Accounting Derivatives	26	(2)

The following table presents the derivatives of Telecom Italia S.p.A. by type:

Type	Hedged Risk	Notional amount at 12/31/2008	Notional amount at 12/31/2007	Mark-to-Market Spot (Clean Price) at 12/31/2008	Mark-to-Market Spot (Clean Price) at 12/31/2007
		(millions of euro)	(millions of euro)	(millions of euro)	(millions of euro)
Cross Currency and Interest Rate Swaps	Interest rate risk and foreign currency exchange rate risk	172	1,022	(36)	(252)
Total Value Hedge Derivatives		172	1,022	(36)	(252)
Interest rate swaps	Interest rate risk	4,480	2,021	(268)	69
Cross Currency and Interest Rate Swaps	Foreign currency exchange rate risk	6,119	5,328	(1,611)	(752)
Total Cash Flow Hedge Derivatives		10,599	7,349	(1,879)	(683)
Total Non-Hedge Accounting Derivatives		26	72	(2)	(2)
Total Telecom Italia Derivatives		10,797	8,443	(1,917)	(937)

Note 19 – Supplementary disclosures on financial instruments

•	Valuation at fair value

The majority of the non-current financial liabilities of Telecom Italia is in the form of bonds, the fair values of which are easily determinable by reference to financial instruments which, in terms both of size and diffusion among investors, are commonly traded in active markets ( see the Note on “Financial Liabilities”). However, as concerns other types of financial liabilities, the following assumptions have been used for the purposes of determining fair value:

•	for floating-rate loans, the nominal repayment amount has been used

•	for fixed-rate loans, fair value has been used (the present value of future cash flows using interest rates prevailing at December 31, 2008).

For the major part of the non-current financial assets, their carrying value constitutes a reasonable approximation of their fair value since they are short-term investments and readily convertible into cash. The following tables set out, for the assets and liabilities at December 31, 2008 and 2007 and following the categories established by IAS 39, the supplementary disclosures on financial instruments required by IFRS 7.

IAS 39 Category
acronym
Loans and Receivables	LaR
Financial assets Held-to-Maturity	HtM
Financial assets Available-for-Sale	AfS
Financial Assets/Liabilities Held for Trading	FAHfT and FLHfT
Financial Liabilities at Amortized Cost	FLAC

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	319

Note 19 - Supplementary disclosures on financial instruments

Fair value by IAS 39 category at December 31 2008

(thousands of euro)	IAS 39 Category	Carrying amounts in financial statements at 12/31/2008	Amounts recognized in financial statements according to IAS 39				Amounts recognized in financial statements according to IAS 17	Fair value at 12/31/2008
			Amortized cost	Cost	Fair value taken to equity	Fair Value transferred to the income statement
ASSETS
Loans and receivables	LaR	9,362,767	9,362,767					9,362,767
Financial assets available for-sale	AfS	47,173		28,839	18,334			47,173
Financial assets held for trading	FAHfT	7,416				7,416		7,416
Hedging derivates	n.a.	274,852			246,536	28,316		274,852
Assets measured according to IAS 17	n.a.	371,930					371,930	371,930
		10,064,138						10,064,138

Liabilities
Financial Liabilities at amortised cost	FLAC	46,287,190	46,287,190					44,849,134
Financial Liabilities held for trading	FLHfT	8,995				8,995		8,995
Hedging derivates	n.a.	2,085,874			2,084,251	1,620		2,085,871
Liabilities measured according to IAS 17	n.a.	1,914,771					1,914,771	2,354,589
		50,296,830						49,298,589

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	320

Note 19 - Supplementary disclosures on financial instruments

Carrying amounts and amounts recognized in the financial statements by IAS 39 category

(thousands of euro)	IAS 39 Category	note	Carrying amounts in financial statements 12/31/2008	Amounts recognized in financial statements according to IAS 39				Amounts recognized in financial statements according to IAS 17
				Amortized cost	Cost	Fair value taken to equity	Fair Value transferred to the income statement
ASSETS
Other investments	AfS	6)	47,173			18,334
Securities, financial receivables and other non-current financial assets
of which loans and receivables	LaR	6)	181,528	181,528
of which receivables for lessors’ net investments	n.a.	6)	241,127					241,127
of which hedging derivatives	n.a.	6)	217,273			189,512	27,761
Miscellaneous receivables and other non-current assets (*)
of which loans and receivables	LaR	6)	8,760	8,760
Trade and miscellaneous receivables and other current assets (*)
of which loans and receivables	LaR	9)	5,564,051	5,564,051
Financial receivables and other current financial assets
of which loans and receivables	LaR	11)	45,214	45,214
of which receivables for lessors’ net investments	n.a.	11)	130,803					130,803
of which hedging derivatives	n.a.	11)	57,579			57,024	555
of which non-hedging derivatives	FAHfT	11)	7,416				7,416
Cash and cash equivalents	LaR	12)	3,563,214	3,563,214
			10,064,138
LIABILITIES
Non-current financial liabilities
of which liabilities at amortized cost	FLAC	15)	33,139,630	33,139,630
of which financial lease liabilities	n.a.	15)	1,662,301					1,662,301
of which hedging derivatives	n.a.	15)	2,005,267			2,005,267
Current financial liabilities
of which liabilities at amortized cost	FLAC	15)	7,211,019	7,211,019
of which financial lease liabilities	n.a.	15)	252,470					252,470
of which hedging derivatives	n.a.	15)	80,607			78,984	1,620
of which non-hedging derivatives	FLHfT	15)	8,995				8,995
Trade and miscellaneous payables and other current liabilities (*)
of which liabilities at amortized cost	FLAC	23)	5,936,541	5,936,541
			50,296,830

(*)	Part of assets or liabilities falling under application of IFRS 7.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	321

Note 19 - Supplementary disclosures on financial instruments

Fair value by IAS 39 category at December 31, 2007

(thousands of euro)	IAS 39 Category	Carrying amounts in financial statements 12/31/2007	Amounts recognized in financial statements according to IAS 39				Amounts recognized in financial statements according to IAS 17	Fair value at 31/12/2007
			Amortized cost	Cost	Fair value taken to equity	Fair Value transferred to the income statement
ASSETS
Loans and receivables	LaR	10,560,191	10,560,191					10,560,191
Financial assets available for-sale	AfS	50,787		29,841	20,946			50,787
Financial assets held for trading	FAHfT	3,562				3,562		3,562
Hedging derivatives	n.a.	175,309			170,141	5,168		175,309
Assets measured according to IAS 17	n.a.	403,448					403,448	403,448
		11,193,297						11,193,297
LIABILITIES
Financial Liabilities at amortised cost	FLAC	48,932,749	48,932,749					48,932,749
Financial Liabilities held for trading	FLHfT	5,206				5,206		5,206
Hedging derivates	n.a.	987,168			773,923	213,245		987,168
Liabilities measured according to IAS 17	n.a.	2,029,151					2,029,151	2,029,151
		51,954,274						51,954,274

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	322

Note 19 - Supplementary disclosures on financial instruments

Carrying amounts and amounts recognized in the financial statements by IAS 39 category

(thousands of euro)	IAS 39 Category	note	Carrying amounts in financial statements 12/31/2007	Amounts recognized in financial statements according to IAS 39				Amounts recognized in financial statements according to IAS 17
				Amortized cost	Cost	Fair value taken to equity	Fair Value transferred to the income statement
ASSETS
Other investments	AfS	6)	50,787			20,946
Securities, financial receivables and other non-current financial assets
of which loans and receivables	LaR	6)	222,835	222,835
of which receivables for lessors’ net investments	n.a.	6)	264,510					264,510
of which hedging derivatives	n.a.	6)	94,988			94,988
Miscellaneous receivables and other non-current assets (*)
of which loans and receivables	LaR	6)	10,888	10,888
Trade and miscellaneous receivables and other current assets (*)
of which loans and receivables	LaR	11)	5,922,491	5,922,491
Financial receivables and other current financial assets
of which loans and receivables	LaR	11)	20,722	20,722
of which receivables for lessors’ net investments	n.a.	11)	138,938					138,938
of which hedging derivatives	n.a.	11)	80,321			75,153	5,168
of which non-hedging derivatives	FAHfT	11)	3,562				3,562
Cash and cash equivalents	LaR	12)	4,383,255	4,383,255
			11,193,297
LIABILITIES
Non-current financial liabilities
of which liabilities at amortized cost	FLAC	15)	36,790,805
of which financial lease liabilities	n.a.	15)	1,777,719					1,777,719
of which hedging derivatives	n.a.	15)	763,630			730,288	33,342
Current financial liabilities
of which liabilities at amortized cost	FLAC	15)	5,539,164	5,539,164
of which financial lease liabilities	n.a.	15)	251,432					251,432
of which hedging derivatives	n.a.	15)	223,538			43,635	179,903
of which non-hedging derivatives	FLHfT	15)	5,206				5,206
Trade and miscellaneous payables and other current liabilities (*)
of which liabilities at amortized cost	FLAC	23)	6,602,780	6,602,780
			51,954,274

(*)	Part of assets or liabilities falling under application of IFRS 7.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	323

Note 19 - Supplementary disclosures on financial instruments

Gains and losses by IAS 39 category - 2008

(thousands of euro)	IAS 39 Category	Net gains/(losses) 2008 (1)	of which interest
Loans and receivables	LaR	(332,790)	145,998
Financial assets available-for-sale (1)	AfS	1,805
Financial assets and liabilities held for trading	FAHfT and FLHfT	7,899
Financial liabilities at amortized cost	FLAC	(2,189,497)	(2,229,633)
Total		(2,512,583)	(2,083,635)

(1)	Of which euro 824 thousands relates to fees and expenses not included in the effective interest rate calculation on financial assets/liabilities other than those recorded at fair value through profit or loss (held-for-trading).

Gains and losses by IAS 39 category - 2007

(thousands of euro)	IAS 39 Category	Net gains/(losses) 2007 (1)	of which interest
Loans and receivables	LaR	(547,401)	143,365
Financial assets available-for-sale (2)	AfS	150,554
Financial assets and liabilities held for trading	FAHfT e FLHfT	20,617
Financial liabilities at amortized cost	FLAC	(2,103,398)	(2,226,954)
Total		(2,479,628)	(2,083,589)

(1)	Of which euro 550 thousands relates to fees and expenses not included in the effective interest rate calculation on financial assets/liabilities other than those recorded at fair value through profit or loss (held-for-trading).
(2)	Includes gains of euro 137,387 thousand reversed from equity to the income statement of the year.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	324

Note 19 - Supplementary disclosures on financial instruments

Note 20 – Employee benefits

Employee benefits increased by euro 225,108 thousand compared to December 31, 2007. The composition and changes are as follows:

(thousands of euro)	12/31/2006	Increase	Decrease	12/31/2007
Provision for employee severance indemnities	1,140,207	68,185	(170,691)	1,037,701
Provision for termination benefit incentives	102,886	—	(89,923)	12,963
Provision for other employee benefits	2,893	—	(404)	2,489
Total	1,245,986	68,185	(261,018)	1,053,153
of which:
Non-current portion	1,142,650			1,039,787
Current portion	103,336			13,366

(thousands of euro)	12/31/2007	Increase	Decrease	12/31/2008
Provision for employee severance indemnities	1,037,701	61,841	(70,087)	1,029,455
Provision for termination benefit incentives	12,963	234,547	(788)	246,722
Provision for other employee benefits	2,489		(405)	2,084
Total	1,053,153	296,388	(71,280)	1,278,261
of which:
Non-current portion	1,039,787			1,106,489
Current portion	13,366			171,772

Provision for employee severance indemnities decreased by euro 8,246 thousand compared to December 31, 2007. The provision represents the balance between the employee severance indemnity expense charged to the income statement (euro 61,841 thousand), utilizations for indemnities paid to employees who terminated employment, advances and other negative changes (for a total of euro 70,087 thousand).

According to national law, the amount to which each employee is entitled depends on the period of service and must be paid when the employee leaves the company. The amount of severance indemnity due upon termination of employment is calculated on the basis of the period of employment and the taxable remuneration of each employee. This liability is adjusted annually based on the official cost-of-living index and interest earned. The liability is not associated with any vesting condition or period or any funding obligation; hence, there are no assets servicing the provision. In accordance with IAS 19, this provision has been recognized as a “Defined benefit plan”.

Under the regulations introduced by Legislative Decree 252/2005 and Law 296/2006 (the State Budget Law 2007), the severance indemnities accruing from 2007 are allocated to either the INPS Treasury Fund or to supplementary pension funds and take the form of a “Defined contribution plan”. However, revaluations of the provision for the employee severance indemnities at December 31, 2006, made on the basis of the official cost-of-living index and interest earned, remain recorded in the provision for employee severance indemnities.

In accordance with IAS 19, employee severance indemnities have been calculated using the Traditional Unit Credit Method, as described below:

•

the future possible benefits which could be paid to each employee registered in the program in the event of retirement, death, disability, resignation etc. have been estimated on the basis of a series of financial assumptions (cost-of-living increases, interest rate etc.);

•	the average present value of future benefits has been calculated, at the measurement date, on the basis of the annual interest rate and the probability that each benefit has to be effectively paid;

•	the liability has been determined as the average present value of future benefits that will be generated by the existing provision at the measurement date, without considering any future accrual.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	325

Note 20 - Employee benefits

The following assumptions were made:

FINANCIAL ASSUMPTIONS	Executives	Non-executives
• Cost-of-living increases

• in the year of measurement (2008 estimated average)	3.5%	3.5%

• in the first year subsequent to measurement (2009)	3.0% per annum	3.0% per annum

• subsequently	2.2% per annum	2.2% per annum

• Discount rate	4.8% per annum	4.8% per annum

DEMOGRAPHIC ASSUMPTIONS	Executives	Non-executives
Probability of death	Mortality tables RG 48 published by “Ragioneria Generale dello Stato”	Mortality tables RG 48 published by “Ragioneria Generale dello Stato”

Probability of disability	Unisex tables based on a study published by C.N.R. for “Università di Roma” reduced by 80%	Unisex tables based on a study published by C.N.R. for “Università di Roma” reduced by 80%

Probability of resignation (in relation to the company):

• up to 40 years of age	3.0% in each year	3.0% in each year

• over 40 but up to 50 years of age	1.5% in each year	1.5% in each year

• over 50 years of age	none	none

Probability of retirement:

• up to 60 years of age	35% (100% for women)	60% (100% for women)

• over 60 but less than 65 years of age	15% in each year	10% in each year

• at 65 years of age	100%	100%

The adoption of the above assumptions resulted in a liability for employee severance indemnities at December 31, 2008 and 2007, respectively, of euro 1,029,455 thousand and euro 1,037,701 thousand.

The effect on the income statement, included in Employee benefit expenses, is as follows:

(millions of euro)	2008	2007
Current service cost (*)	—	13,789
Finance expenses	68,519	47,410
Net actuarial (gains) losses recognized during the year	(6,678)	3,082
Total expenses	61,841	64,281
Actuarial (gains) losses resulting from 2007 social security reform	—	(50,863)
Effective return on plan assets	n/a	n/a

(*)	Following the above-described social security reform, the amounts accruing that are assigned to the INPS Treasury Fund or supplementary pension funds (euro 120,680 thousand) are recorded in “Employee benefits expense” as “Social security expenses” and no longer as “Employee severance indemnities expenses”.

Provisions for termination benefit incentives, equal to euro 246,722 thousand, increased by euro 233,759 thousand compared to December 31, 2007, as a result of mobility agreements under Law 223/91 signed with the labor unions on September 19, 2008.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	326

Note 20 - Employee benefits

Note 21 – Provisions

Provisions decreased by euro 365,350 thousand compared to December 31, 2007. The composition and changes are as follows:

(thousands of euro)	12/31/2007	Increase	Used through income statement	Used directly	Reclassifications/ other changes	12/31/2008
Provision for taxation and tax risks	279,382	—	—	(211,206)	—	68,176
Provision for restoration costs	354,630	21,834	—	(7,616)	—	368,848
Provision for legal disputes	320,739	30,521	—	(211,664)	—	139,596
Provision for commercial risks	64,417	2,450	(20,570)		—	46,297
Provisions for risks and charges on investments and corporate-related transactions	121,559	64,065	—	(5,194)	—	180,430
Other provisions	71,919	7,694	—	(31,597)	(4,067)	43,949
Total	1,212,646	126,564	(20,570)	(467,277)	(4,067)	847,296
of which:
Non-current portion	737,640					533,966
Current portion	475,006					313,330

In particular:

Provision for taxation and tax risks decreased by euro 211,206 thousand compared to December 31, 2007 following utilizations of the provision in connection with the settlement of disputes relating to the tax periods 2002 to 2006 with the Revenue Agency through the assessment with adhesion procedure and the closing by conciliation of the tax dispute regarding the assessment on Blu (merged into TIM S.p.A. in 2002). Additional details on the settlement of these disputes are provided in the Note “Contingent assets, liabilities, Other information, commitments and guarantees”.

Provision for restoration costs refers to the charge for the estimated cost to dismantle tangible assets and restore the sites. This provision increased by euro 14,218 thousand compared to December 31, 2007 due to the net effect of:

•	increases in respect of finance expenses released to income to reflect the passage of time (euro 20,284 thousand) and new accruals (euro 1,550 thousand);

•	decreases in respect of utilizations (euro 7,616 thousand).

Provision for legal disputes decreased by euro 181,143 thousand, compared to December 31, 2007, mainly as a result of settlements of disputes with Fastweb, H3G and Wind. Provision for legal disputes includes amounts for disputes with employees (euro 29,763 thousand), social security agencies (euro 2,994 thousand) and third parties (euro 106,839 thousand).

Provision for commercial risks decreased by euro 18,120 thousand compared to December 31, 2007, principally as a result of the release to the income statement of a part of the provision for concession fees for the period 1994-1998 following an updated estimate of the risk of having to pay the adjusting differences to the Ministry of Communications.

Provision for risks and charges on investments and corporate-related transactions increased by euro 58,871 thousand mainly as a result of accruals (euro 47,613) for losses suffered by Telecom Italia Capital in 2008 on the company’s exposure to Lehman Brothers.

Other provisions mainly include the provision for freeing frequencies, the provision for customer retention activities and the provision for the risk of regulatory disputes with AGCom and the Antitrust Authority. Utilizations relate mainly to the payment of the euro 20,000 thousand fine levied in August 2007 on Telecom Italia by the Antitrust Authority (order A357) for alleged unfair trade practices.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	327

Note 21 - Provisions

Note 22 – Miscellaneous payables and other non-current liabilities

Miscellaneous payables and other non-current liabilities decreased by euro 112,850 thousand compared to December 31, 2007 and consist of the following:

(thousands of euro)	12/31/2008	12/31/2007
Payables to social security agencies	337,534	525,452
Capital grants	87,090	110,396
Medium/long-term deferred income	652,597	679,193
Payables to subsidiaries	46,674	82,191
Income tax payables (*)	160,487
Total	1,284,382	1,397,232

(*)	Analyzed in the Note “Current income tax payables”.

Payables to social security agencies refer to the residual amount payable to INPS for estimated employee benefit obligations owed under Law 58/1992. Details are as follows:

(thousands of euro)	12/31/2008	12/31/2007
Non-current payables Due from 2 to 5 years after the balance sheet date	302,814	482,922
Due beyond 5 years after the balance sheet date	34,720	42,530
	337,534	525,452
Current payables	215,780	215,163
Total	553,314	740,615

Capital grants and investment grants decreased by euro 23,306 thousand after amounts were credited to income in correlation with the depreciation of the assets to which the grants refer.

Medium/long-term deferred income includes euro 634,021 thousand for the deferral of revenues from the activation of telephone service (euro 658,294 thousand at December 31, 2007).

Payables to subsidiaries refer to payables arising from adoption of the consolidated national tax return, principally due to Telecom Italia Media (euro 31,072 thousand) and Olivetti (euro 9,611 thousand).

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	328

Note 22 - Miscellaneous payables and other non-current liabilities

Note 23 – Trade and miscellaneous payables and other current liabilities

Trade and miscellaneous payables and other current liabilities decreased by euro 675,490 thousand compared to December 31, 2007. The composition is as follows:

(thousands of euro)	12/31/2008	of which Financial Instruments	12/31/2007	of which Financial Instruments
Payables on construction work	25,662		23,375

Trade payables
• Payables to suppliers	3,203,526	3,203,526	4,048,458	4,048,458
• Payables to other telecommunication operators	1,145,380	1,145,380	1,273,720	1,273,720
• Payables to subsidiaries	443,587	443,587	333,321	333,321
• Payables to associates and joint ventures	25,875	25,875	32,746	32,746
• Payables to other related parties	275,750	275,750	110,013	110,013

	5,094,118	5,094,118	5,798,258	5,798,258
Miscellaneous payables and other current liabilities
• Payables to subsidiaries	108,579		114,548
• Payables to associates and joint ventures	799		910
• Advances received	17,698		22,252
• Tax payables	385,742		333,542
• Payables to social security agencies	384,106		366,882
• Payables for employee compensation	340,831	340,831	402,862	401,806
• Customer-related items	1,094,308	278,938	1,107,290	240,632
• Trade and miscellaneous deferred income	901,546		897,894
• Other current liabilities	318,836	222,654	276,632	162,084
• Employee benefits expected to be settled within 1 year	171,772		13,366
• Provisions expected to be settled within 1 year	313,330		475,006

	4,037,547	842,423	4,011,184	804,522

Totale	9,157,327	5,936,541	9,832,817	6,602,780

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Trade payables amount to euro 5,094,118 thousand (euro 5,798,258 thousand at December 31, 2007) and decreased by euro 704,140 thousand compared to December 31, 2007 due to the reduction in the levels of purchases of goods and services and investments in tangible fixed assets. Trade payables to subsidiaries, euro 443,587 thousand, mainly refer to amounts due to Telecom Italia Sparkle (euro 224,414 thousand) and Matrix (euro 60,447 thousand) for telecommunications services, Shared Service Center (euro 39,991 thousand), Telenergia (euro 37,728 thousand) and Telecontact (euro 17,449 thousand) for supply contracts.

Payables to associates, euro 25,875 thousand, mainly refer to supply contracts with Teleleasing (euro 15,970 thousand).

Trade payables to other related parties, euro 275,750 thousand, refer principally to amounts due to Banca Intesa (euro 224,988 thousand) and Italtel (euro 40,184 thousand).

Miscellaneous payables and other current liabilities amount to euro 4,037,547 thousand (euro 4,011,184 thousand at December 31, 2007) and increased by euro 26,363 thousand compared to December 31, 2007.

Miscellaneous payables to subsidiaries, euro 108,579 thousand, mainly refer to payables for the consolidated national tax return (euro 84,254 thousand) including amounts due to Telecom Italia Media (euro 41,746 thousand) and Olivetti (euro 37,035 thousand). They also include other payables mainly due to Telecom Italia Sparkle (14,279 thousand euro) and Matrix (euro 5,566 thousand). Tax payables, euro 385,742 thousand, particularly refer to VAT payables (euro 182,547 thousand), the payables for the government concession tax (euro 109,441 thousand) and withholding tax payable to the tax authorities as the substitute taxpayer (euro 81,819 thousand).

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	329

Note 23 - Trade and miscellaneous payables and other current liabilities

Payables to social security agencies include the short-term portion of the amount payable to INPS under Law 58/1992 for euro 215,780 thousand, as described in the Note “Miscellaneous payables and other non-current liabilities”.

Customer-related items include, among others, payables for deposits made by subscribers for telephone calls and subscription charges debited in advance.

Deferred income includes euro 226,302 thousand (euro 219,736 thousand at December 31, 2007) for the deferral of revenues from the activation of telephone service.

With regard to employee benefits and provisions reference should be made to the previous specific notes.

Note 24 – Income tax payables

Income tax payables amount to euro 1,373,624 thousand and refer to non current income tax payables, euro 160,487 thousand and current income tax payables, euro 1,213,137 thousand. Increased by euro 1,271,303 thousand compared to December 31, 2007.

Non current income tax payable refers to the third installments of the substitute tax arising on the realignment of part of the excess of off-book tax deductions at December 31 2007 which will be paid in 2010. Current income tax payable mainly refer to: the liability for IRES tax arising from the national consolidated tax return for 2008, euro 693,740 thousand (carried by Telecom Italia S.p.A. as consolidating entity); the second installments of the substitute tax arising on the realignment of part of the excess of off-book tax deductions at December 31 2007, euro 213,982 thousand; the IRAP tax payable for 2008, euro 63,058 thousand; the tax payable under the assessment with adhesion procedure following finalization with the Revenue Agency of tax disputes for the period 2002-2006, euro 111,841 thousand and settlement of litigation concerning the assessment on Blu (merged into Tim in 2002), euro 130,896 thousand.

Note 25 – Contingent liabilities and assets, other information, commitments and guarantees

The main legal, arbitration and tax proceedings in which companies of the Telecom Italia Group were involved at December 31, 2008 are described below; no mention is made of the disputes that, although referred to in the financial report for 2007, were settled in 2008. For the disputes described below considered likely to have an adverse outcome, the Group has made provisions totaling euro 65 million.

In addition to the potential liabilities reported below, this note also describes the potential assets in connection with the restitution of the 1998 licence fee, amounting to euro 529 million plus interest.

•	a) Potential liabilities

FASTWEB

Still pending before the Milan Court of Appeal is the action brought for damages by Fastweb in October 2007 in relation to the alleged abusiveness of Telecom Italia’s win-back strategy in the markets for the supply of fixed voice telephony services to residential and non-residential users and retail broadband Internet access. Fastweb quantified the damages during the trial at about euro 1,070 million. The action brought by Fastweb on the merits of the case is based on the order issued on May 16, 2006 in which the Milan Court of Appeal, upholding an urgent appeal by Fastweb, had prohibited Telecom Italia from continuing with allegedly abusive conduct consisting in the use of information on former clients by its marketing departments for targeted win-back activities, the encouragement of its sales network through increased commissions with a view to excluding Fastweb from the markets concerned, and the denigration of Fastweb. Telecom Italia has defended the case, contesting Fastweb’s claims.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	330

Note 24 - Income tax payables

Note 25 - Contingent liabilities and assets, other information, commitments and guarantees

WIND

In January 2008 Wind brought an action for damages of approximately euro 600 million under Article 82 of the EC Treaty before the Milan Court as a result of allegedly abusive conduct by Telecom Italia in the market for the supply of wholesale services and in the market for retail services to residential and micro-business customers.

In particular, Wind asserted that Telecom Italia had engaged in illegitimate conduct consisting in aggressive retention and win-back campaigns aimed at retaining customers who were about to switch to Wind and recovering former customers who had already switched to Wind, including by means of the use of confidential commercial information, and in systematically preparing irregular commercial offers which often could not be promptly replicated by competitors. Telecom Italia has defended the case, contesting Wind’s assertions and claims for damages.

VODAFONE

Proceedings are still under way before the Milan Court of Appeal in the action brought under Article 33 of Law 287/1990 by Vodafone against Telecom Italia in July 2006 for damages, initially quantified at approximately euro 525 million and subsequently revised to euro 759 million, in relation to Telecom Italia’s alleged abuse of dominant position consisting of exploiting its position in the fixed telephony markets to strengthen its position in the contiguous market for mobile communication services, with exclusionary effects to the detriment of its competitor.

According to Vodafone, Telecom Italia had engaged in abusive conduct that had consisted in (a) exploiting the information it held as the incumbent fixed telephony operator to create client profiles and offer targeted mobile communication services and combined fixed/mobile services and (b) using strategic information regarding fixed telephony to compete in the mobile telephony market with offers that competitors could not replicate. In addition, the plaintiff claimed that Telecom Italia had offered discounts for fixed telephony services to take clients away from Vodafone in the mobile telephony market and used the 187 service to promote mobile communication services.

The conduct in question is alleged to have concerned business customers as well as residential customers and to have also involved violation of the law on the protection of personal data. Telecom Italia has defended the case, contesting Vodafone’s assertions and the admissibility of its claims.

REQUEST TO BRING CHARGES AGAINST Telecom Italia S.p.A. FOR ADMINISTRATIVE OFFENCES UNDER Legislative Decree 231/2001

In December 2008 Telecom Italia received notification of the request for it to be charged with the administrative offence referred to in Articles 21 and 25 (4) of Legislative Decree 231/2001, following the investigations conducted by the public prosecutor at the Milan court into the matters that involved some former employees and collaborators of the Company accused of a series of crimes, allegedly including the crime under Legislative Decree 231/2001 of corruption of public officials with the aim of acquiring information from confidential archives. The preliminary hearing has been fixed for March 31, 2009. As previously announced, Telecom Italia will intervene as a civil party in the trial of those allegedly responsible for the crimes of which it is a victim.

In the meantime Telecom Italia has continued to examine the documentation filed by the public prosecutor with a view to preparing all the appropriate defence measures and assessing the possible impact on the Company of the administrative and civil law aspects of the case.

At all events, without prejudice to the possibility of having recourse to the alternative plea bargaining procedure, the risk Telecom Italia runs, if its responsibility under Legislative Decree 231/2001 is confirmed, is to incur a moderate fine. In the case in question the application of interdictive sanctions is considered to be highly unlikely.

With regard to the employees who were victims of privacy violations (about 300 people), Telecom Italia, which, in the criminal proceedings is also an injured party, has made a tangible gesture of economic solidarity, with the intention of emphasizing its interest in events that involve its employees. As for the risk of contingent liabilities, should the parties included in the files examined by the magistrates bring suit against the Company’s former employees responsible for these crimes, and, consequently demand damages from them and the Company, Telecom Italia deems that such risk, which cannot be quantitifed, is possible.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	331

Note 25 - Contingent liabilities and assets, other information, commitments and guarantees

TAX DISPUTES

•

Between October and November 2007 the Company received four reports from the Finance Police for the tax periods from 2002 to 2006 concerning Telecom Italia and the companies merged into it (“old” Telecom Italia, Tim and Tim Italia). The most important objections concerned the write-down of the “old” Telecom Italia shares held by Olivetti (2002 financial statements), the criteria for deducting the levy on telecommunications (2002 financial statements of “old” Telecom Italia and Tim) and for the taxation of the prior-year profit stated in the 2004 financial statements after the Lazio Regional Administrative Court ruled that such levy was not due for the year 1999, and the tax treatment applied in 2003 to the disposal of the equity interest in the so-called “new Seat”, fruit of the spin-off of Seat Pagine Gialle (now Telecom Italia Media).

In addition, in October 2008 the Finance Police notified a report that contested the deductibility for the purposes of direct taxes and VAT of some expense items concerning the “TOP and Security” cost centres for the year 2003 and requested payment of about euro 18 million between taxes and fines.

As regards the deduction of the levy on mobile telephony in 2002, the competent offices of the tax authorities have decided not to pursue the objection.

As regards the objections concerning the merger of Telecom Italia into Olivetti and the spin-off of Seat Pagine Gialle, and those concerning the deductibility of some expense items concerning the “TOP and Security” cost centres for the year 2003 – which, if entirely upheld, would have entailed an additional cost (in terms of taxes, interest and fines) of about euro 5 billion – the Company and the Revenue Agency’s Milan 1 Office reached an agreement in December 2008, before the case was brought to court, on the basis of the tax conciliation procedure at a cost to the Company of about euro 186 million.

With this settlement the Revenue Agency’s Milan 1 Office has also settled the objection notified to Telecom Italia Media (formerly Seat Pagine Gialle) at the end of 2008, again with reference to the spin-off of Seat (with a maximum alleged cost of euro 4 billion);

•

as previously announced in the financial reports for 2006 and 2007, on January 26, 2007 the Company received the Revenue Agency’s conclusions with regard to the tax audit of the 2002 merger of BLU into Tim.

On December 12, 2007 it received the consequent notice of assessment.

The Company has filed an appeal before the Turin Provincial Tax Commission against the request for payment of euro 436 million of additional corporate income tax and regional tax on productive activities, plus fines and interest amounting to about euro 492 million. On December 16, 2008 the Company, in its dispute with the Turin Revenue Agency, submitted a proposal for a settlement to the Turin Provincial Tax Commission that provided for it to pay taxes and interest amounting to about euro 131 million. The judgment of the Commission formalized the closing of the case.

APPEALS AGAINST THE LICENCE FEES FOR THE YEARS 1994-98

Certain appeals brought by Telecom Italia and Tim are still pending; they concern the requests by the Ministry of Communications for payment of the balance of the licence fees for the years 1994-98.

•	b) Potential assets

LICENCE FEE FOR 1998

On December 15, 2008 the Lazio Regional Administrative Court dismissed the Telecom Italia Group’s request to be repaid the 1998 licence fee despite the favourable ruling of the EU Court of Justice of February 23, 2008 on the preliminary issue raised by the Italian court. The Company intends to appeal to the Council of State against the ruling of the Lazio Regional Administrative Court.

It should be noted that in 2003 Telecom Italia and Tim had brought separate actions to determine their right to repayment of the licence fee for 1998 (equal to euro 386 million for Telecom Italia and to euro 143 million for Tim, plus interest) in view of the conflict between Directive 97/13/ EC on a common framework for general authorizations and individual licences in the field of telecommunications services and Italian law and specifically Article 20 of Law 448/1998, which had extended to 1998 (after the liberalization of the market had been completed) the obligation for telecommunications operators to pay the annual licence fee.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	332

Note 25 - Contingent liabilities and assets, other information, commitments and guarantees

•	c) Other information

PETITION FOR THE RECOVERY OF LEGAL INTEREST UNDER Article 20 OF LAW 448/1998

In November 2008 Telecom Italia filed a petition with the Lazio Regional Administrative Court to obtain the legal interest accrued, amounting to about euro 100 million, on the amounts unduly paid to the Ministry for the Economy and Finance and the Ministry of Communications in 2000 as levies under Article 20(2) of Law 448/1998.

The petition derives from the repeated failure of the above-mentioned ministries to pay the legal interest accrued on the amounts unduly paid by Telecom Italia, of which the ministries subsequently repaid the principal amount (euro 546 million), in partial implementation of the Lazio Regional Administrative Court’s decisions 47 and 52 of 2005, which had annulled the ministerial decree of March 21, 2000 establishing the manner of paying the levy in place of the licence fee.

Since the ministries did not spontaneously comply with the obligation to make payment, Telecom Italia filed enforcement request, which was upheld by the Lazio Regional Administrative Court in 2006 with a judgment confirmed by the Council of State in October 2007, thus definitively recognizing the obligation on the public administration to make payment.

With a document dated April 2008 the ministries appealed to the Court of Cassation against the judgment of the Council of State under Article 111 of the Constitution, claiming that the administrative judge did not have jurisdiction to rule on the enforcement request. Telecom Italia participated in the proceeding and opposed the reasons put forward by the ministries.

With a judgment handed down on February 10, 2009 the Lazio Regional Administrative Court upheld the enforcement request filed by Telecom Italia in November 2008 and ordered payment of the legal interest accrued on the amounts unduly paid under Article 20 of Law 448/1998 and payable by the above-mentioned ministries in an amount of about euro 100 million.

MOBILE TELEPHONY: INQUIRY INTO DEALERS

During the year, the management of the indirect sales channel, the dealers channel, was improved with new more rigorous criteria after it was found, as part of external legal investigations, that illegal practices had been engaged in to the detriment of the Company and with no part to the fictitious registration of Sim cards. Actions have been brought against the parties involved, including legal action, to safeguard the company’s interest, while special controls have been activated on the documentation in the information systems, with specific testing of the silent lines currently being carried out.

In the meantime, a series of measures has been adopted by Telecom Italia to improve and further the strengthen the internal control system especially in relation to controls over the bonus system for the sales force and on the process for registering prepaid cards, as well as to strengthen controls over the points of sale.

•	d) Commitments and other guarantees

Guarantees provided amounted to euro 20,638,244 thousand net of euro 158,950 thousand of counter-guarantees received, and consisted mainly of sureties provided by Telecom Italia on behalf of subsidiaries (of which euro 10,736,501 thousand on behalf of Telecom Italia Capital, euro 9,316,692 thousand on behalf of Telecom Italia Finance, euro 231,041 thousand on behalf of Olivetti Multiservices and euro 123,117 thousand on behalf of Telecom Italia Sparkle). In addition, the 47.80% equity interest in Tiglio I has been pledged to the banks that financed the company.

Purchase and sale commitments at December 31, 2008 amounted to euro 280,563 thousand and euro 1,573 thousand respectively and referred to the part of commitments not falling within the normal “operating cycle” of the Company still to be fulfilled.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	333

Note 25 - Contingent liabilities and assets, other information, commitments and guarantees

The purchase commitments referred mainly to the commitments (amounting to euro 263,000 thousand) arising from the DVB-H contracts concluded by Telecom Italia with the main Italian television operators (in particular the Mediaset Group and Sky Italia) to provide the “Tim-TV” service. The sale commitments referred mainly to the commitment to sell the shareholding in LI.SIT. to Lombardia Informatica at the termination of the contract (March 15, 2010).

The Company issued “weak” letters of patronage for a total of euro 138,614 thousand, mainly in favour of ETECSA in relation to financing provided by suppliers.

Guarantees provided by third parties for obligations of Group companies referred to sureties granted by third parties in respect of loans (euro 1,707,530 thousand) and the performance of contracts (euro 850,054 thousand). The total includes sureties issued by BBVA for euro 715,530 thousand, by Intesa Sanpaolo for euro 190,000 thousand, by Sumimoto for euro 129,500 thousand, by Bank of Tokyo - Mitsubishi UFJ for euro 199,750 thousand, by Banco Santander for euro 86,250 thousand, by Banca Nazionale del Lavoro for euro 241,500 thousand in respect of EIB loans for the following projects developed by Telecom Italia and some of its subsidiaries: Tim Rete Mobile, Telecom Italia Breitband Infrastruktur Deutschland, Telecom Italia Media Digital Network, Telecom Italia Broadband France and Telecom Italia Banda Larga Mezzogiorno.

Note 26 – Revenues

Revenues decreased by euro 821,708 thousand compared to 2007. Details are as follows:

(thousands of euro)			2008	2007
Sales
• of telephone equipment			1,577,105	1,465,608
• other sales			3,932	8,165

	(A	)	1,581,037	1,473,773

Services
• Traffic			9,555,042	10,424,535
• Subscription charges			7,691,998	7,755,388
• Fees			352,839	402,852
• VAS - mobile telecommunications (*)			2,270,075	2,024,612
• Recharging of prepaid cards			44,252	162,113
• Other services			526,449	592,783

	(B	)	20,440,655	21,362,283

Revenues on construction contracts	(C	)	3,637	10,981

Total	(A+B+C	)	22,025,329	22,847,037

(*)	Includes VAS traffic by foreign customers when roaming on the Telecom Italia network.

Revenues are presented gross of the amount of revenues due to other TLC operators (euro 2,784,435 thousand), which are also included in “costs of services”.

The breakdown of revenues by geographical location of customers is provided in the table which follows. For the purposes of this breakdown, the geographical location of outgoing international mobile traffic has not been considered.

(thousands of euro)	2008	2007
Italy	21,325,453	21,956,307
Europe (excluding Italy)	414,210	556,618
Latin America	72,904	104,975
Other countries	212,762	229,137
Total	22,025,329	22,847,037

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	334

Note 26 - Revenues

Note 27 – Other income

Other income decreased by euro 35,294 thousand compared to 2007. Details are as follows:

(thousands of euro)	2008	2007
Compensation for late payment of regulated telephone services	67,680	81,027
Release of provisions and other liabilities	27,506	44,610
Recovery of costs, employee benefits and services rendered	48,389	57,624
Capital and operating grants	38,566	30,303
Damage compensation and penalties	27,556	23,519
Other income	52,774	60,682
Total	262,471	297,765

Note 28 – Acquisition of goods and services

Acquisition of goods and services decreased by euro 466,618 thousand compared to 2007. Details are as follows:

(thousands of euro)			2008	2007
Acquisition of raw materials and merchandise	(A	)	2,013,418	1,906,980

Costs of services
• Revenues due to other TLC operators			2,784,435	3,273,931
• Interconnection costs			47,794	55,481
• Commissions, sales commissions and other selling expenses			879,426	1,019,375
• Advertising and promotion expenses			413,303	413,565
• Professional consulting and services			229,750	254,388
• Utilities			347,216	307,959
• Maintenance			205,606	195,685
• Outsourcing costs			458,105	396,989
• Mailing and delivery expenses for telephone bills, directories and other materials to customers			75,305	83,769
• Distribution and logistics			54,920	61,483
• Travel and lodging costs			67,011	61,964
• Insurance			29,792	28,505
• Other service expenses			538,531	605,875

	(B	)	6,131,194	6,758,969

Lease and rental costs
• Property lease costs			472,522	474,658
• TLC line lease rent and rent for satellite system use			165,394	162,682
• Other lease and rental costs			222,140	167,997

	(C	)	860,056	805,337

TOTAL	(A+B+C	)	9,004,668	9,471,286

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	335

Note 27 - Other income, Note 28 - Acquisition of goods and services

Note 29 – Employee benefits expenses

Employee benefits expenses increased by euro 335,946 thousand compared to 2007. Details are as follows:

(thousands of euro)			2008	2007
Employees benefits expenses
• Wages and salaries			2,145,961	2,155,822
• Social security expenses			797,877	785,869
• Employee severance indemnities			61,840	64,281
• Other employee benefits			61,018	43,299

	(A	)	3,066,696	3,049,271

Temp work costs	(B	)	27,229	30,811

Miscellaneous expenses for employees and other labor-related services rendered
• Remuneration of staff other than employees			6,884	14,434
• Changes for termination benefit incentives			339,826	145,414
• Other			7,092	(128,149)

	(C	)	353,802	31,699

TOTAL	(A+B+C	)	3,447,727	3,111,781

In particular:

•

in “Wages and salaries”, “Social Securities expenses” and “Employee severance indemnities” the reduction in costs attributable to the lower average number of persons remunerated (a reduction of 1,828 compared to 2007) is offset, primarily, by the continuing increase in costs due to the effect of the October 2007 and June 2008 increases in contractual minimum salaries provided for in the telecommunications industry collective national labor contract for the two-year economic period 2007-2008;

•	in “Other employee benefits”, the increased charge is mainly due to the change in the costs subject to deferral under IAS18;

•	Charges for termination benefit incentives” include charges for euro 283,048 thousand arising from temporary layoff mobility agreements under Law 223/91 signed with the unions on September 19, 2008.

“Other miscellaneous expenses for employees and other labor-related services rendered” included, for 2007, the positive effects of the elimination, following agreement with the unions in June 2007, of the 2006 profit bonus (euro 77,952 thousand) and of the actuarial recalculation of the provision for employee severance indemnities due to the application of the new law on supplementary benefits (-euro 50,863 thousand).

The average equivalent number of paid employees, including those with temp work contracts, is 57,383 in 2008 (59,211 in 2007). A breakdown by category is as follows:

(number)	2008	2007
Executives	988	1,016
Middle management	3,500	3,469
White collars	51,982	53,740
Blue collars	3	12
Employees on the payroll	56,473	58,237
People with temp work contracts	910	974
Total	57,383	59,211

The number of employees in service at December 31, 2008, including people with temp work contracts, is 57,285 (59,959 at December 31, 2007), with a decrease of 2,674.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	336

Note 29 - Employee benefits expenses

Note 30 – Other operating expenses

Other operating expenses decreased by euro 571,565 thousand compared to 2007. Details are as follows:

(thousands of euro)	2008	2007
Writedowns and expenses in connection with credit management	397,568	604,584
Accrruals to provisions	34,235	277,339
TLC operating fees and charges	49,132	50,623
Duties and indirect taxes	95,197	107,983
Association fees, donations, scholarships and traineeships	24,048	21,886
Penalties, other compensation and administrative fines	63,481	59,890
Sundry expenses and other losses	24,285	137,206
TOTAL	687,946	1,259,511
Of which included in the supplementary disclosures on financial instruments	397,568	604,584

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Other operating expenses decreased by euro 571,565 thousand compared to 2007. The reduction is mainly due to lower accruals to provisions (-euro 243,104 thousand) and lower writedowns and expenses in connection with credit management (-euro 207,016 thousand) as a result of the reduction in amounts accrued to the bad debt provision and losses. The writedowns in 2008 take account both of the estimated risk on consumer and business customers arising from recent macroeconomic conditions and the debt recovery actions undertaken in the fixed-line business.

It should also be noted that in 2007 amounts were provided both for risks and charges in respect of regulatory disputes with other fixed-line and mobile telecommunications operators and for overdue receivables from mobile customers with post-paid contracts and for doubtful receivables resulting from contracts terminated with fixed-line customers.

Note 31 – Changes in inventories

The change in inventories is a positive euro 16,901 thousand, an increase of euro 43,966 thousand compared to 2007. The increase in inventories derives from the need to ensure adequate supplies of products, primarily for mobile telephony, required for sales promotion campaigns. The amount takes into account the writedowns made to adjust the value of mobile handsets to estimated realizable value (euro 23,275 thousand).

Note 32 – Internally generated assets

Internally generated assets amount to euro 412,310 thousand, a decrease of euro 42,866 thousand compared to 2007.

These costs refer to direct and indirect labor capitalized both as “intangible assets with a finite useful life” (euro 230,607 thousand) - for technical staff dedicated principally to software development and as “tangible assets owned” (euro 181,703 thousand) – for technical staff engaged in the executive design, construction and testing of network installations.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	337

Note 30 - Other operating expenses, Note 31 - Changes in inventories, Note 32 - Internally generated assets

Note 33 – Depreciation and amortization

Depreciation and amortization charges increased by euro 167,266 thousand compared to 2007. Details are as follows:

(thousands of euro)			2008	2007
Amortization of intangible assets with a finite useful life:
• Industrial patents and intellectual property rights			1,400,155	1,366,751
• Concessions, licenses, trademarks and similar rights			137,622	138,383
• Other inatngible assets			169,084	121,132

	(A	)	1,706,861	1,626,266

Depreciation of tangible assets owned:
• Buildings (civil and industrial)			39,003	39,051
• Plant and equipment			2,332,096	2,234,171
• Manufacturing and distribution equipment			19,840	23,364
• Other assets			208,044	210,166

	(B	)	2,598,983	2,506,752

Depreciation of tangible assets held under finance leases:
• Buildings (civil and industrial)			103,204	100,534
• Plant and equipment			41	41
• Other assets			17,128	25,358

	(C	)	120,373	125,933

TOTAL	(A+B+C	)	4,426,217	4,258,951

The increase over 2007 relates to intangible assets for an amount of euro 80,595 thousand and to tangible assets for an amount of euro 86,671 thousand. The increase in intangible asset amortization of is mainly due to amortization of capitalized subscriber acquisition costs on mobile customer agreements which bind the customer under two year contracts. The increase in tangible asset depreciation is due both to the shift in the mix of capital expenditures towards assets with a shorter useful life and to the full impact on 2008 depreciation of the assets capitalized in 2007.

Note 34 – Gains (losses) on disposals of non-current assets

Gains (losses) on disposals of non-current assets increased by euro 26,372 thousand compared to 2007. Details are as follows:

(thousands of euro)			2008	2007
Gains on disposal of non-current assets
• Gains on the retirement/disposal of intangible and tangible assets			34,796	12,729

	(A	)	34,796	12,729

Losses on disposals of non-current assets
• Losses on the retirement/disposal of intangible and tangible assets			7,374	11,679

	(B	)	7,374	11,679

TOTAL	(A-B	)	27,422	1,050

Note 35 – Impairment reversals (losses) on non-current assets

The line item, showing for 2008 a charge of euro 11,400 thousand, relates to impairment losses in the carrying value of non-current assets. These comprise, for euro 5,569 thousand, the impairment of software project costs and, for euro 5,831 thousand, the impairment of unused network equipment and telephony systems which are in the process of being replaced by new, technologically more advanced equipment.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	338

Note 33 - Depreciation and amortization, Note 34 - Gains (losses) on disposal of non-current assets Note 35 - Impairment reversals (losses) on non-current assets

Note 36 – Other income (expenses) from investments

Details are as follows:

(thousands of euro)	2008	2007
Dividends	129,537	151,878
Gains on sales of investments and other income	2,678	148,847
Losses on sales of investments and other costs	(480,070)	(9)
Impairments of financial assets	(243,301)	(65,282)
TOTAL	(591,156)	235,434
Of which included in the supplementary disclosures on financial instruments	1,805	150,554

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”. In particular:

•	dividend income relates primarily to Telecom Italia Sparkle (euro 114,000 thousand) and Matrix (euro 10,000 thousand) ;

•	losses on sales of investments relate to the sale of Liberty Surf Group S.A. to Iliad S.A. completed in August 2008;

•

the impairments are essentially the writedown of the investments in Telecom Media, euro 148,478 thousand, to align the amount to market value, in Telecom Italia Capital, euro 50,000 thousand, and in Olivetti, euro 32,357 thousand.

In 2007, the line item included the gains on the sale of shares in Mediobanca (euro 109,138 thousand) and in Capitalia (euro 37,594 thousand).

Note 37 – Finance income

Financial income increased by euro 115,165 thousand compared to 2007. Details are as follows:

(thousands of euro)			2008	2007
Other finance income
• Income from financial receivables classified as non-current assets			4,485	5,386
• Income from financial receivables from subsidiaries classified as non-current assets			658	924
• Income from financial receivables from associates classified non-current assets			1,508	1,240
• Income from securities other than investments, classified as current assets			4,720	0
• Income other than the above:
• Interest income			138,469	138,810
• Interest income from subsidiaries			13,347	10,715
• Interest income from associates			1	4
• Foreign exchange gains			295,658	26,339
• income from fair value hedge derivatives			26,520	87,525
• Reversal of the Reserve for cash flow hedge derivatives to the income statement (interest rate component)			349,062	433,640
• Income from non-hedging derivatives			5,929	12,156
• Miscellaneous financial income			107,639	189,230

	(A	)	947,996	905,969

Positive fair value adjustments to:
• Fair value hedge derivatives			215,542	36,190
• Underlying financial assets and liabilities of fair value hedge derivatives			0	90,468
• Non-hedging derivatives			10,981	26,727

	(B	)	226,523	153,385

TOTAL	(A+B	)	1,174,519	1,059,354

Of which included in the supplementary disclosures on financial instruments			243,664	339,922

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	339

Note 36 - Other income (expenses) from investments, Note 37 - Finance income

Foreign exchange gains (euro 295,658 thousand) increased by euro 269,319 thousand compared to 2007. This amount is net of euro 557,207 thousand for the foreign exchange losses originating from the reversal to the income statement of the reserve for cash flow hedge derivatives (euro 461,047 thousand in 2007). The counterpart of foreign exchange gains is represented by foreign exchange losses (euro 295,082 thousand in 2008; euro 26,653 thousand in 2007).

Income from fair value hedge derivatives (euro 26,520 thousand) decreased by euro 61,005 thousand compared to 2007 (euro 87,525 thousand) and relates to CCIRS contracts.

The positive effect of the Reversal to the income statement of the reserve for cash flow hedge derivatives, interest rate component (euro 349,062 thousand), decreased by euro 84,578 thousand compared to 2007 (euro 433,640 thousand) and refers to CCIRS contracts for euro 216,455 thousand and IRS contracts for euro 132,607 thousand, which comprise euro 19,267 thousand for the positive impact of the early closing of the cash flow hedge derivatives on euro 1,500 million of underlying debt relating to the Term Loan totaling euro 3,000 million expiring in 2010.

Income from non-hedging derivatives (euro 5,929 thousand) decreased by euro 6,227 thousand compared to 2007 (euro 12,156 thousand) and relates to other derivative contracts.

Miscellaneous finance income (euro 107,548 thousand) decreased by euro 81,682 thousand mainly from the combined effect of the absence of the 2007 positive contribution from the elimination of withholding tax at source on interest earned on loan contracts with Group companies residing in Europe (withholding tax, euro 143,493 thousand), partly offset by the gain in 2008 on the repurchase of own bonds (euro 57,708 thousand).

Positive fair value adjustments to fair value hedge derivatives (euro 215,542 thousand) increased by euro 179,352 thousand compared to 2007. The counterpart of this amount is represented by negative fair value adjustments to the underlying financial assets and liabilities of fair value hedge derivatives which amount to euro 212,761 thousand (euro 38,520 thousand in 2007).

Positive fair value adjustments to underlying financial assets and liabilities of fair value hedge derivatives were nil in 2008 compared to euro 90,468 thousand in 2007. The counterpart of this amount is represented by negative fair value adjustments to the corresponding fair value hedge derivatives which were nil in 2008 and euro 85,459 thousand in 2007.

Note 38 – Finance expenses

Financial expenses increased by euro 372,396 thousand compared to 2007. Details are as follows:

(thousands of euro)			2008	2007
Interest expenses and other finance expenses
• Interest expenses and other costs relating to bonds			1,013,363	1,003,874
• Interest expenses to subsidiaries			947,900	942,636
• Interest expenses to associates			32,651	37,058
• Interest expenses to banks/credit institutions			265,927	274,858
• Interest expenses to others			185,404	203,594
• Commissions			8,078	10,035
• Foreign exchange losses			295,082	26,653
• Charges from fair value hedge derivatives			52,644	82,101
• Reversal of the Reserve for cash flow hedge derivatives to the income statement (interest rate component)			401,932	359,457
• Charge from non-hedging derivatives			6,065	8,749
• Miscellaneous finance expenses			146,039	120,605

	(A	)	3,355,085	3,069,620

Negative fair value adjustments to:
• Fair value hedge derivatives			0	85,459
• Underlying financial assets and liabilities of fair value hedge derivatives			212,762	38,520
• Non-hedging derivatives			7,666	9,517

	(B	)	220,428	133,496

TOTAL	(A+B	)	3,575,513	3,203,116

Of which, included in the supplementary disclosures on financial instruments			2,360,484	2,365,520

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	340

Note 38 - Finance expenses

Further details on Financial Instruments are provided in the Note “Supplementary disclosures on financial instruments”.

Interest expenses and other costs relating to bonds include euro 396,465 thousand on bonds subscribed by the subsidiary Telecom Italia Finance.

Interest expenses to subsidiaries are mostly connected to the financial payables due to Telecom Italia Finance (euro 375,624 thousand) and Telecom Italia Capital (euro 546,653 thousand). Foreign exchange losses (euro 295,082 thousand) increased by euro 268,429 thousand compared to 2007. The amount is net of euro 155,022 thousand of exchange losses originating from the reversal to the income statement of the Reserve for cash flow hedge derivatives. The counterpart of foreign exchange losses is represented by foreign exchange gains (euro 295,658 thousand in 2008; euro 26,339 thousand in 2007).

Charges from fair value hedge derivatives (euro 52,644 thousand) decreased by euro 29,457 thousand compared to 2007 and refer to CCIRS contracts.

The negative effect of the reversal to the income statement of the Reserve for cash flow hedge derivatives (euro 401,932 thousand) increased by euro 42,475 thousand compared to 2007 and refers to CCIRS contracts for euro 282,632 thousand and IRS contracts for euro 119,300 thousand.

Charges from non-hedging derivatives (euro 6,065 thousand) decreased by euro 2,684 thousand compared to 2007 and relates to other derivative contracts.

Negative fair value adjustments to fair value hedge derivatives, nil in 2008, decreased by euro 85,459 thousand compared to 2007. The counterpart of this amount is represented by the positive fair value adjustments to the underlying financial assets and liabilities of fair value hedge derivatives, nil in 2008, (euro 90,468 thousand in 2007).

Negative fair value adjustments to underlying financial assets and liabilities of fair value hedge derivatives (euro 212,762 thousand), increased by euro 174,242 thousand compared to 2007 (euro 38,520 thousand). The counterpart of this amount is represented by the positive fair value adjustments to the corresponding fair value hedge derivatives, euro 215,542 thousand (euro 36,190 thousand in 2007).

Note 39 – Income tax expense

The income tax expense for the years ended December 31, 2008 and 2007 is detailed as follows:

(thousands of euro)	2008	2007
IRAP taxes for current year	364,795	354,968
IRES taxes for current year	777,581	291,541
Expenses/(income) from consolidation	46,367	80,475
Substitute tax (tax realignment)	527,799	—
Higher/(lower) current taxes of prior years	(91,988)	33,589
Total current taxes	1,624,554	760,573
Deferred income taxes	7,920	961,233
Higher/(lower) deferred taxes of prior years	(958,145)	(77,875)
Total deferred taxes	(950,225)	883,358
Total income taxes for the year	674,329	1,643,931

The IRES tax rate for the period was established at 27.5%, effective from January 1, 2008, by Law 244 dated December 24, 2007, and the IRAP tax rate was established at 3.9%.

Substitute tax is payable on the realignment of part of the excess of off-book tax deductions at December 31 2007 in accordance with art. 1, para. 48 of Law 244 dated December 24,2007. The lower deferred taxes of prior years relating to the positive effect arising from release of deferred tax liabilities of euro 1,036,399 thousand set up on the excess of off-book tax deductions relieved by payment of the substitute tax and to the negative euro 78,254 thousand adjustment to the estimated 2007 amount of deferred taxes on finalization of the tax return for that year (more than compensated by a lower than estimated 2007 currently payable tax charge).

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	341

Note 39 - Income tax expense

The reconciliation between the theoretical tax charge, calculated on the basis of the nominal tax rate in effect in Italy at December 31, 2008, and the effective tax charge in the financial statements is as follows:

(thousands of euro)		2008		2007
Profit before tax	2,174,325		3,526,352

Taxes calculated at the theoretical tax rate	597,939	27.5%	1,163,696	33.0%
• dividends recognized in income	(33,842)	(1.56)%	(48,207)	(1.37)%
• non-deductible writedowns and losses on investments	183,526	8.44%	22,637	0.65%
• non-deductible costs	29,543	1.36%	22,152	0.63%
• non-deductible depreciation	20,854	0.96%	22,634	0.64%
• non-taxable gains on investments and other income	—		(39,394)	(1.12)%
• tax adjustment	—		(46,565)	(1.32)%
• realignment of off-book deductions	(508,598)	(23.39)%	—
• other	45,343	2.09%	153,372	4.35%
IRAP	339,564	15.61%	393,606	11.16%

Total effective taxes booked to the income statement	674,329	31.01%	1,643,931	46.62%

For a better understanding of the above reconciliation, the IRAP tax (which excludes the effect of the release of deferred tax liabilities resulting from the realignment of off-book tax deductions) has been shown separately so as to avoid any distortion arising from the fact that this tax is imposed on a basis other than pre-tax profit.

The company is evaluating the possibility of making use of the regulation established by Legislative Decree 185 dated November 28, 2008 (converted into Law 2 dated January  28, 2009) relating to the realignment of differences between carrying amounts in the books and values for tax purposes.

Note 40 - Related party transactions

There are no significant transactions with related parties, including intragroup transactions, that are non-recurring or unusual or atypical in nature.

The balances relating to transactions with related parties and the incidence on the income statements, the balance sheets and the cash flow statements for the years ended December 31, 2008 and 2007 are presented in the following tables.

The incidence on the individual line items of the income statements for the years 2008 and 2007 is as follows:

INCOME STATEMENT LINE ITEM 2008 (thousands of euro)	Total	Related parties
		Subsidiaries	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension Funds	Key Managers	Total related parties	% incidence on line item

Revenues	22,025.329	306,173	183,620	6,464	220,116	5		716,378	3.3
Other income	262,471	19,203	3,015	3,604	3,613	281		29,716	11.3
Acquisition of goods and services	9,004,669	1,133,718	44,593	21,387	86,416			1,286,114	14.3
Employees benefits expenses	3,447,727	3,095			3,792	83,847	32,874	123,608	3.6
Other operating expenses	687,946	547	43		1,480			2,070	0.3
Income (expenses) from investments	(591,157)	128,557	191		(573)			128,175	(21.7)
Finance income	1,174,520	25,757	1,572	287	63,802			91,418	7.8
Finance expenses	3,575,512	1,562,463	32,584		19,971			1,615,018	45.2

(*)	Other related parties through directors, statutory auditors and key managers.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	342

Note 40 - Related party transactions

INCOME STATEMENT LINE ITEM 2007 (thousands of euro)	Total	Related parties
		Subsidiaries	Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties (*)	Pension Funds	Key Managers	Total related parties	% incidence on line item

Revenues	22,847.037	345,190	267,008	8,237	103,173	—	—	723,608	3.2
Other income	297,766	31,941	2,460	—	166	204	—	34,771	11.7
Acquisition of goods and services	9,471,286	1,119,373	72,344	14,477	78,764	—	—	1,284,958	13.6
Employees benefits expenses	3,111,781	927	—	—	2,008	74,271	42,068	119,274	3.8
Other operating expenses	1,259,511	543	20	—	200	—	—	763	0.1
Income (expenses) from investments	235,434	135,937	11,922	—	123	—	—	147,982	62.9
Finance income	1,360,079	255,818	1,286	26	13,572	—	—	270,702	19.9
Finance expenses	3,268,407	1,350,124	37,515	—	32,248	—	—	1,422,887	43.5

(*)	Other related parties through directors, statutory auditors and key managers.

The incidence on the individual line items of the balance sheets at December 31, 2008 and at December 31, is as follows:

BALANCE SHEET LINE ITEM AT 12/31/2008 (thousands of euro)	Total	Related parties
		Subsidiaries	Associates and joint venture	Companies controlled by associates and joint ventures	Other related parties (*)	Pension Funds	Key Managers	Total related parties	% incidence on line item

NET FINANCIAL DEBT
Securities, financial receivables and other non-current financial assets	639,927	105,723	24	3				105,750	16.5
Financial receivables and other current financial assets	241,013	11,591	26,715	14	166			38,486	16.0
Cash and cash equivalents	3,563,214	8,458	8,220	0	1,002,653			1,019,331	28.6
Non-current financial liabilities	36,807,198	17,846,735	246,906	3	567,767			18,661,411	50.7
Current financial liabilities	7,553,091	6,068,264	142,468	14	63,237			6,273,983	83.1
Total net financial debt	39,916,135	23,789,227	354,415		(371,815)			23,771,827	59.6
OTHER BALANCE SHEET LINE ITEMS
Miscellaneous receivables and other non-current assets	508,940	307	3,532					3,839	0.8
Trade and miscellaneous receivables and other current assets	6,439,381	210,579	104,404	2,172	208,198	138		525,491	8.2
Miscellaneous payables and other non-current liabilities	1,284,382	65,251						65,251	5.1
Trade and miscellaneous payables and other current liabilities	9,157,328	673,760	44,614	40,698	240,054	27,423		1,026,549	11.2

(*)	Other related parties through directors, statutory auditors and key managers.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	343

Note 40 - Related party transactions

		Related parties
BALANCE SHEET LINE ITEM AT 12/31/2007 (thousands of euro)	Total	Subsidiaries	Associates and joint venture	Companies controlled by associates and joint ventures	Other related parties (*)	Pension Funds	Key Managers	Total related parties	% incidence on line item
NET FINANCIAL DEBT
Securities, financial receivables and other non-current financial assets	582,333	111,087	25,175	16				136,278	23.4
Financial receivables and other current financial assets	243,543	6,999	32	25	1,186			8,242	3.4
Cash and cash equivalents	4,383,255	115,893	1,073		15,723			132,689	3.0
Non-current financial liabilities	39,332,249	20,807,671	279,618	16	531,111			21,618,416	55.0
Current financial liabilities	6,019,340	3,387,106	141,649	25	158,394			3,687,174	61.3
Total net financial debt	40,142,458	23,960,798	394,987		672,596			25,028,381	62.3
OTHER BALANCE SHEET LINE ITEMS
Miscellaneous receivables and other non-current assets	488,648	1,716	6,629					8,345	1.7
Trade and miscellaneous receivables and other current assets	6,871,409	249,078	155,455	4,791	287,641	104		697,069	10.1
Miscellaneous payables and other non-current liabilities	1,397,232	103,090						103,090	7.4
Trade and miscellaneous payables and other current liabilities	9,832,817	579,134	49,866	20,489	95,836	27,716		773,041	7.9

(*)	Other related parties through directors, statutory auditors and key managers.

The incidence on the individual line items of the cash flow statements for the years 2008 and 2007 is as follows:

		Related parties
CASH FLOWS STATEMENT LINE ITEM 2008 (thousands of euro)	Total	Subsidiaries	Associates and joint venture	Companies controlled by associates and joint ventures	Other related parties (*)	Pension Funds	Key Managers	Total related parties	Incidenza % sulla voce di bilancio
Purchase of intangible and tangible assets on an accrual basis	3,471,464	77,987	4,862	202,300	970			286,119	8.2
Dividends paid	1,617,005	9,964			280,480	115		290,559	18.0

(*)	Other related parties through directors, statutory auditors and key managers.

		Related parties
CASH FLOWS STATEMENT LINE ITEM 2007 (thousands of euro)	Total	Subsidiaries	Associates and joint venture	Companies controlled by associates and joint ventures	Other related parties (*)	Pension Funds	Key Managers	Total related parties	% incidence on line item
Purchase of intangible and tangible assets on an accrual basis	3,947,750	42,152	56,803	212,596	77,307			388,858	9.9
Dividends paid	2,783,071	17,436			382,656	266		400,358	14.4

(*)	Other related parties through directors, statutory auditors and key managers.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	344

Note 40 - Related party transactions

Transactions with subsidiaries, associates and joint ventures

The most significant amounts are summarized as follows:

INCOME STATEMENT LINE ITEM (thousands of euro)	2008	2007	TYPE OF CONTRACT
REVENUES
Teleleasing S.p.A.	163,517	232,968	Sale of equipment as per the 2000 collaboration agreement
Telecom Italia Sparkle S.p.A.	140,612	157,321	Telephone and data transmission services, services inherent to interconnection between Telecom Italia Sparkle and Telecom Italia communications network with particular reference to accesses and international traffic, lease of infrastructures and supply and development of software
APTV S.r.l.	41,128	—	Sublicense of broadcasting rights to soccer games of certain Serie A teams and outsourcing services for the management of SmartCard top-ups of the digital terrestrial system
Path.Net S.p.A.	17,646	63,475	Services and infrastructures relating to the supply of data transmission connections for the Public Administration
Matrix S.p.A.	23,898	10,269	Advertising on Rosso Alice portal and user licenses for the Alice brand, information service 1254 and datacenter and business continuity services, telephone services
Tim Participaçoes group	18,600	22,682	Roaming and technical assistance services
LI.SI.T S.p.A.	15,550	13,115	Information networking of the Lombardy Region social health system
Olivetti S.p.A.	11,981	10,805	Concession of user licenses for patents and know-how as well as the Olivetti name and brand, owned by Telecom Italia S.p.A.; telephone services
Telecom Italia Media Broadcasting	8,763	8,715	Lease of network infrastructures for carrying TV signals and telephone services
Hansenet Telekommunikation GmbH	8,737	10,794	Lease of hardware platforms and customized computer solutions
Telecom Italia Media S.p.A.	7,434	32,970	Connectivity service, management and development of the digital terrestrial platform and telephone services
Telecontact S.p.A.	6,238	4,431	Sale of call center platforms and computer material
ETECSA	3,056	4,442	International telecommunications services, roaming and technical assistance
Telefonia Mobile Sammarinese S.p.A.	4,494	4,551	Interconnection services
Share Service Center S.r.l.	1,699	14,263	Telephone and data transmission services and also management and maintenance of applications software
Other	16,440	21,397
Total revenues	489,793	612,198
OTHER INCOME	22,218	34,401	Recovery of costs of personnel on secondment and recovery of costs for services rendered
ACQUISITION OF GOODS AND SERVICES
Telecom Italia Sparkle S.p.A.	554,471	615,278	Portion to be paid for telecommunications services and interconnection costs, telephone services, data transmission and international line lease
Telenergia S.p.A.	307,329	249,791	Power services
Telecontact center S.p.A.	71,412	73,936	Call center services
Matrix S.p.A.	50,403	27,799	Evolution, technical, operational and editorial management of the Single Portal Telecom Italia, advanced maintenance of the Rosso Alice portal and Alice Home TV, advertising presence on portals owned by Matrix, expenses for professional services aimed to purchase of advertising on Virgilio portal.
Olivetti S.p.A.	38,470	45,672	Research and development activities and purchase of products intended for sale
Teleleasing S.p.A.	33,279	27,973	Purchase of goods sold under leasing arrangements with Telecom Italia customers as per the 2000 collaboration agreement

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	345

Note 40 - Related party transactions

APTV S.r.l.	21,011	—	Acquisition of broadcasting rights relating to soccer and making available filming and video signals of the games
Shared Service Center S.r.l.	20,481	22,178	Supplies of computer services and lease of properties
MTV Italia S.r.l.	12,800	1,380	Acquisition of broadcasting rights to MTV programming and collaboration arrangements aimed at defining and marketing mobile plans and packages
Advalso S.p.A.	12,376	11,024	Call center and back office services
Telecom Italia Media S.p.A.	10,267	20,897	Purchase of consulting and know-how services relating to packages for TV content on IPTV and DVB-H platforms on the Rosso Alice portal
Telbios S.p.A.	5,822	7,813	Supply of audio/video products and hardware and software systems for the remote medicine offering, call center services
ETECSA	3,968	4,483	International telecommunications services and roaming
Telecom Italia San Marino S.p.A.	2,404	15,678	Interconnection services of the Telecom Italia network to the Telecom Italia San Marino network on San Marino territory
Luna Rossa Challenge 2007 S.L.	—	10,327	Sponsorships and trademark rights
Progetto Italia S.p.A.	—	18,640	Services relating to promotion, development and image awareness activities of Telecom Italia S.p.A.
Other	33,818	38,848
Total acquisition of goods and services	1,178,311	1,191,717
EMPLOYEE BENEFITS EXPENSES	3,095	927	Secondment costs
OTHER OPERATING EXPENSES	590	563	Sundry other expenses
INCOME (EXPENSES) FROM INVESTMENTS
Telecom Italia Sparkle S.p.A.	114,000	99,000	Dividends
Matrix S.p.A.	10,000	15,000	Dividends
Olivetti Multiservices S.p.A.	—	15,000	The 2007 amount refers to dividends
Tiglio II	—	11,842	The 2007 amount refers to dividends
Telenergia S.p.A.	2,000	3,700	Dividends
Path.Net S.p.A.	1,550	1,800	Dividends
Other	1,198	1,517
Total income (expenses) from investments	128,748	147,859

FINANCE INCOME
Telecom Italia Media S.p.A.	11,216	7,553	Interest income on financial receivables
Telecom Italia Capital S.A.	2,344	87,216	Commissions for providing sureties and financial commission income
Telecom Italia Finance S.A.	2,021	146,632	Financial commission income
Telenergia S.p.A.	1,591	4,540	Income from derivatives and financial commission income
Aree Urbane S.r.l.	1,503	1,236	Interest income on financial receivables
Other	8,654	9,927
Total finance income	27,329	257,104

FINANCE EXPENSES
Telecom Italia Finance S.A.	809,804	807,073	Interest on financial payables and subscription to bonds issued by Telecom Italia
Telecom Italia Capital S.A.	721,700	511,837	Interest on financial payables
Teleleasing S.p.A.	32,378	36,971	Interest expenses on finance leases
Other	31,165	31,758
Total finance expenses	1,595,047	1,387,639

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	346

Note 40 - Related party transactions

BALANCE SHEET LINE ITEM (thousands of euro)	12/31/2008	12/31/2007	TYPE OF CONTRACT
NET FINANCIAL DEBT
Securities, financial receivables and other non-current financial assets
Telecom Italia Media S.p.A.	100,014	100,003	Loans received from EIB for the three-year 2005-207 capital expenditures program aimed at extending the Digital Terrestrial Network
Aree Urbane S.r.l.	—	25,129	Medium/long-term loans
Other	5,733	11,130
Total securities, financial receivables and other non-current financial assets	105,747	136,262
Financial receivables and other non-current assets	38,306	7,031	This mainly refers to loans receivable from Aree Urbane S.r.l. and receivables from Telecom Italia Media Broadcasting and Elettra TLC
Cash and cash equivalents			This mainly refers to treasury current account transactions
Teleleasing S.p.A.	8,202	—
Shared Service Center S.r.l.	4,854	—
Pathnet S.p.A.	3,017	14,615
Telecom Italia Media S.p.A.	376	101,193
Other	229	1,158
Total cash and cash equivalents	16,678	116,966
Non-current financial liabilities
Telecom Italia Capital S.A.	9,318,800	8,730,024	Payables for loans
Telecom Italia Finance S.A.	8,527,569	12,077,297	Payables for loans and subscriptions to bonds issued by Telecom Italia
Teleleasing S.p.A.	245,575	271,019	Payables for finance leases of equipment
Other	1,697	8,949
Total non-current financial liabilities	18,093,641	21,087,289
Current financial liabilities
Telecom Italia Finance S.A.	4,430,672	1,892,702	Payables for loans and subscriptions to bonds issued by Telecom Italia
Telecom Italia Capital S.A.	1,010,625	822,235	Payables for loans
Telecom Italia Sparkle S.p.A.	451,573	475,942	Payables for current account transactions
Teleleasing S.p.A.	142,378	141,096	Payables for finance lease of equipment
Other	175,484	196,780
Total current financial liabilities	6,210,732	3,528,755

OTHER BALANCE SHEET ITEMS
Miscellaneous receivables and other non-current assets	3,839	8,345
Trade and miscellaneous receivables and other current assets
Telecom Italia Sparkle S.p.A.	61,210	81,775	Telephone and data transmission services, services inherent to interconnection between Telecom Italia Sparkle and Telecom Italia communications network with particular reference to accesses and international traffic, lease of infrastructures and supply and development of software
LI.SIT S.p.A.	51,112	93,393	Information networking of the Lombardy Region social health system
Teleleasing S.p.A.	48,273	56,038	Sale of equipment as per the 2000 collaboration agreement
Hansenet Telekommunikation GmbH	30,169	18,787	Lease of hardware platforms and customized computer solutions
Matrix S.p.A.	24,788	11,812	Advertising on the Rosso Alice portal and user licenses for the Alice brand, information service 1254 and datacenter and business continuity services, telephone services
Telecontact Center S.p.A.	13,717	4,802	Sale of call center platforms and computer materials
Tim Participaçoes group	12,744	19,780	Roaming and technical assistance services
Path.Net S.p.A.	8,437	22,410	Services and infrastructures relating to the supply of data transmission connections for the Public Administration

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	347

Note 40 - Related party transactions

Olivetti S.p.A.	7,231	9,802	Concession of user licenses for patents and know-how as well as the Olivetti name and brand, owned by Telecom Italia S.p.A.; telephone services
Telecom Italia Media S.p.A.	6,875	21,245	Connectivity service, management and development of the digital terrestrial platform and telephone services
Other	50,427	64,689
Total trade and miscellaneous payables and other current liabilities	314,983	404,533
Miscellaneous payables and other non-current liabilities
Telecom Italia Media S.p.A.	31,072	40,871	Payables for consolidated tax return
Telecom Italia Media Broadcasting S.p.A.	21,456	24,096	This mainly refers to deferred income
Olivetti S.p.A.	9,611	34,632	Payables for consolidated tax return
Other	3,112	3,491
Total miscellaneous payables and other non-current liabilities	65,251	103,090
Trade and miscellaneous payables and other current liabilities
Telecom Italia Sparkle S.p.A.	357,378	313,291	Portion to be paid for telecommunications services and interconnection costs, telephone services, data transmission and international line lease
Matrix S.p.A.	66,109	35,683	Evolution, technical, operational and editorial management of the Single Portal Telecom Italia, advanced maintenance of the Rosso Alice portal and Alice Home TV, advertising presence on portals owned by Matrix, expenses for professional services aimed to purchase of advertising on Virgilio portal.
Olivetti S.p.A.	54,624	56,516	Research and development activities and purchase of products intended for sale, payables for consolidated tax return
Telecom Italia Media S.p.A.	50,104	67,534	Purchase of consulting and know-how services relating to packages for TV content on IPTV and DVB-H platforms on the Rosso Alice portal, payables for consolidated tax return
Shared Service Center S.r.l.	39,991	16,761	Supplies of computer services and lease of properties
Telenergia S.p.A.	37,728	31,285	Power services, payables for consolidated tax return
LI.SIT S.p.A.	17,929	16,209	Deferred finance income generated by the information networking of the Lombardy Region social health system
Telecontact center S.p.A.	17,572	18,336	Call center services
Teleleasing S.p.A.	15,971	10,090	Purchase of goods sold under leasing arrangements with Telecom Italia customers as per the 2000 collaboration agreement
ETECSA	642	14,027	Telecommunications and roaming services
Other	60,326	49,268
Total trade and miscellaneous payables and other current liabilities	718,374	629,000

CASH FLOWS STATEMENT LINE ITEM	2008	2007	Type of contract
PURCHASE OF INTANGIBLE AND TANGIBLE ASSETS ON AN ACCRUAL BASIS
Share Service Center S.r.l.	51,607	74,966	Supply of computer services relating to SAP solutions regarding Regulatory Accounting
Matrix S.p.A.	19,710	14,522	Portal design and development
Loquendo	6,478	5,016	Software systems for implementing and developing voice services
Other	5,054	4,451
Total	82,849	98,955

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	348

Note 40 - Related party transactions

Transactions with companies controlled by associates and joint ventures

The most significant amounts are summarized as follows:

INCOME STATEMENT LINE ITEM (thousands of euro)	2008	2007	TYPE OF CONTRACT
REVENUES
Telecom Argentina group	4,680	6,534	Technical assistance rendered by Telecom Italia for broadband development and studies for the implementation of VAS, supply of evolved platforms and also international telecommunications services and roaming

Italtel group	1,784	1,703	Telephone services, data transmission, contact center and sale of LAN and MAN networks
Total revenues	6,464	8,237
OTHER INCOME	3,604	—	Commercial settlements with the Italtel group
ACQUISITION OF GOODS AND SERVICES
Italtel group	19,952	12,768	Supply and maintenance of switching equipment, software development and platform upgrades, supply of products and services for extending the size of the network
Other	1,435	1,709
Total acquisition of goods and services	21,387	14,477
FINANCE INCOME	287	26

BALANCE SHEET LINE ITEM (thousands of euro)	12/31/2008	12/31/2007
NET FINANCIAL DEBT
Securities, financial receivables and other non-current financial assets	3	16
Financial receivables and other current assets	14	25
Non-current financial liabilities	3	16
Current financial liabilities	14	25

OTHER BALANCE SHEET ITEMS
Trade and miscellaneous receivables and other current assets
Telecom Argentina group	1,182	4,126	Technical assistance rendered by Telecom Italia for broadband development and studies for the implementation of VAS, supply of evolved platforms and also international telecommunications services and roaming
Italtel group	990	665	Telephone services, data transmission, contact center and sale of LAN and MAN networks
Total Trade and miscellaneous receivables and other current assets	2,172	4,791
Trade and miscellaneous payables and other current liabilities
Italtel group	40,184	19,879	Supply transactions connected with investment and operations activities
Other	514	610
Total Trade and miscellaneous payables and other current liabilities	40,698	20,489

CASH FLOWS STATEMENT LINE ITEM
PURCHASE OF INTANGIBLE AND TANGIBLE ASSETS ON AN ACCRUAL BASIS	202,300	212,596	This refers to purchases of telecommunications equipment from the Italtel group

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	349

Note 40 - Related party transactions

Telecom Italia has also provided guarantees on behalf of subsidiaries, associates and joint ventures and companies controlled by associates and joint ventures for a total of euro 20,632,711 thousand (euro 21,503,165 thousand at December 31, 2007). In particular: euro 10,736,501 thousand on behalf of Telecom Italia Capital (euro 9,809,731 thousand at December 31, 2007), euro 9,316,692 thousand on behalf of Telecom Italia Finance (euro 11,015,851 thousand at December 31, 2007), euro 231,041 thousand on behalf of Olivetti Multiservices (the same as at December 31, 2007), euro 123,117 thousand on behalf of Telecom Italia Sparkle (the same as at December 31, 2007), euro 70,675 thousand on behalf of the Latin American Nautilus group (euro 70,211 thousand at December 31, 2007) and euro 52,513 thousand on behalf of Telenergia (euro 41,813 thousand at December 31, 2007). Furthermore, weak comfort letters have also been provided for a total of euro 137,967 thousand (euro 117,760 thousand at December 31, 2007) on behalf of ETECSA, in respect of loans from suppliers.

Transactions with other related parties

(through directors, statutory auditors and key managers)

With the new board of directors approved by the shareholders’ meeting held on April 14, 2008 and the resignations of directors Stefano Cao and Renzo Capra, related party relationships with the companies of the Eni and the Asm groups ceased to exist; consequently, related party transactions in respect of the income statement line items and investments refer to the period up to March 31, 2008.

On the other hand, from April 1, 2008, the companies reporting to the new directors Tarak Ben Ammar, Roland Berger, Elio Cosimo Catania and Berardino Libonati are now considered related parties. With regard to the subsidiaries or equity holdings of FB Group S.r.l., whose majority shareholder is Franco Bernabè, it should be noted that this same person resigned from all the posts held in those companies when he was appointed in Telecom Italia and immediately took steps for the sale (which are finalized as of today’s date) of Xaltia and Net Team.

The most significant amounts are summarized as follows:

INCOME STATEMENT LINE ITEM (thousands of euro)	2008	2007	TYPE OF CONTRACT
REVENUES
Intesa Sanpaolo group	126.985	38.920	Telephone services, data and international network, applications platform and specialist services for contact center management
Generali group	50.810	19.260	Telephone and data transmission services, peripheral data networks, connections, storage and applications services
Telefónica group	18.124	2.946	Interconnection and roaming services
Edizioni Holding group	9.039	6.829	Outsourced telephone and data transmission services with dedicated assistance
Mediobanca group	7.111	5.488	Marketing of data and VoIP devices, MPLS national and international network, telephone services
ENI group	6.519	19.854	Telephone services and data transmission and also remote control and satellite services
Other	1.528	9.876
Total revenues	220.116	103.173
OTHER INCOME	3.613	166	This mainly refers to insurance compensation from the Generali Group
ACQUISITION OF GOODS AND SERVICES
Generali group	22.707	13.841	Insurance premium payments and property leases with Società Generali Properties S.p.A.
Intesa SanPaolo group	20.272	8.432	Mobile banking service packages and commissions for payment of bills by direct debit and collections via credit cards
Telefónica group	18.833	2.487	Interconnection and roaming services
ENI group	12.060	25.620	Supply of fuel for motor vehicles and gas for heating, air transport services and journalistic information services

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	350

Note 40 - Related party transactions

Edizioni Holding group	6,179	2,150	Sponsorships, commissions for the sale of prepaid telephone cards, fees for laying cables along expressways, TV and Internet rights connected with sports events
Pirelli group	—	21,587	In 2007, the amount related to research and development activities, purchases of ADSL modems and devices, consulting and services relating to industrial properties and real estate operations
OTHER	6,365	4,647
Total acquisition of goods and services	86,416	78,764
EMPLOYEES BENEFITS EXPENSES	3,792	2,008	This refers to non-obligatory employee insurance policies written with the Generali group
OTHER OPERATING EXPENSES	1,480	200	Commercial settlements with the Intesa SanPaolo group
INCOME (EXPENSES) FROM EXPENSES	(573)	123
FINANCE INCOME
Mediobanca group	57,748	10,652	Income from derivative contracts
Intesa SanPaolo group	6,054	2,920	Sundry income
Total finance income	63,802	13,572

FINANCE EXPENSES
Mediobanca group	9,949	30,090	Expenses from derivative contracts
Intesa SanPaolo group	10,022	5,158	Interest expense relating to factoring transactions and short-term payables
Total finance expenses	19,971	35,248

BALANCE SHEET LINE ITEM	12/31/2008	12/31/2007
NET FINANCIAL DEBT
Financial receivables and other current assets	166	1,186	Fair value hedge derivatives put into place with the Mediobanca group
Cash and cash equivalents
Intesa SanPaolo group	509,638	15,723	This refers to bank current and deposit accounts
Mediobanca group	493,015	—	This refers to securities that can be converted into cash with 3 months
Total Cash and cash equivalents	1,002,653	15,723
Non-current financial liabilities
Intesa SanPaolo group	437,745	401,089	This mainly refers to non-current financial payables relating to the Term Loan Facility and the Revolving Credit Facility
Mediobanca group	130,022	130,022	This refers to non-current financial payables relating to the Term Loan Facility and the Revolving Credit Facility
Total Non-current financial liabilities	567,767	531,111
Current financial liabilities
Intesa SanPaolo group	63,237	113,817	This mainly refers to current accounts and payables with other lenders
Mediobanca group	—	44,577	This refers to fair value hedge derivatives
Total Current financial liabilities	63,237	158,394
OTHER BALANCE SHEET ITEMS
Trade and miscellaneous receivables and other current assets
Intesa SanPaolo group	178,557	262,179	Telephone services, data and international network, applications platform and specialist services for contact center management
Generali group	20,290	8,288	Telephone and data transmission services, peripheral data networks, connections, storage and applications services
Telefónica group	4,217	9,591	Interconnection and roaming services
ENI group	—	4,270	Supply of fuel for motor vehicles and gas for heating
Other	5,134	3,313
Total Trade and miscellaneous receivables and other current assets	208,198	287,641
Trade and miscellaneous payables and other current liabilities

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	351

Note 40 - Related party transactions

Intesa SanPaolo group	229,884	80,403	The amount mainly includes the payable on the sale to Mediofactoring, on the part of our suppliers, of trade receivables with Telecom Italia. It also includes the payable generated by the Mobile Banking service packages and credit recovery activities
ENI group	—	11,231	Supply of fuel for motor vehicles and gas for heating, air transport services and journalistic information services
Edizioni Holding group	7,839	332	Sponsorships, commissions for the sale of prepaid telephone cards, fees for laying cables along expressways, TV and Internet rights connected with sports events
Other	2,331	3,870
Total Trade and miscellaneous payables and other current liabilities	240,054	95,836

CASH FLOWS STATEMENT LINE ITEM	2008	2007
PURCHASE OF INTANGIBLE AND TANGIBLE ASSETS ON AN ACCRUAL BASIS	970	77,307	In 2007, this related to purchases of ADSL modems and devices with the Pirelli group, while in 2008 this refers to the supply of hardware and software relating to the operation of mini-sites accessible on the Mobile Telecom Italia S.p.A. portal

Transactions with pension funds

The most significant amounts are summarized as follows:

INCOME STATEMENT LINE ITEM (thousands of euro)	2008	2007	TYPE OF CONTRACT
REVENUES	5	0
OTHER INCOME	281	204
EMPLOYEE BENEFITS EXPENSES			Contributions to pension funds
Telemaco	69,445	59,905
Fontedir	13,150	13,573
Other Italian pension funds	1,252	793
Total Employee benefits expenses	83,847	74,271

BALANCE SHEET LINE ITEM	12/31/2008	21/31/2007
Trade and miscellaneous receivables and other current assets	138	104
Trade and miscellaneous payables and other current liabilities			Payables due in relation to contributions to pension funds
Telemaco	22,846	22,511
Fontedir	4,363	4,719
Other Italian pension funds	214	486
Total Trade and miscellaneous payables and other current liabilities	27,423	27,716

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	352

Note 40 - Related party transactions

•	Remuneration to key managers

The total remuneration recorded on the accrual basis by Telecom Italia in respect of key managers amounts to euro 32,874 thousand in 2008, (euro 42,068 thousand in 2007) divided as follows:

(thousands of euro)	2008	2007
Short-term compensation	12,258	23,925
Long-term compensation	800	928
Employment termination benefit incentives	19,038	17,215
Share-based payments (*)	778	—
	32,874	42,068

(*)	This is the fair value at December 31, 2008 of the rights under the Telecom Italia incentive plans (PSG and TOP 2008).

The key managers with the power and responsibility, directly or indirectly, to plan, direct and control the operations of Telecom Italia, including directors, are the following:

Directors:
Gabriele Galateri di Genola	Chairman of Telecom Italia S.p.A.
Chairman of Tim Participacòes S.A. (1)
Franco Bernabè	Chief Executive Officer of Telecom Italia S.p.A.
Managers:
Paolo Annunziato	Head of Public Affairs
Filippo Bettini (2)	Head of Strategy
Gustavo Bracco (3)	Head of Human Resources, Organization and Industrial Relations
Antonio Campo Dall’Orto (4)	Chief Executive Officer of Telecom Italia Media S.p.A.
Head of Media Business Unit
Massimo Castelli (5)	Head of Domestic Fixed Services
Francesco Chiappetta (6)	Head of General Counsel & Corporate & Legal Affairs
Oscar Cicchetti (7)	Head of Domestic Market Operations
Antonino Cusimano (8)	Head of General Counsel & Corporate & Legal Affairs
Luca Lucani (9)	Head of Domestic Mobile Services
Antonio Migliardi (10)	Head of Human Resources and Organization
Enrico Parazzini (11)	Head of Finance, Administration and Control
Marco Patuano (12)	Head of Administration, Finance and Control
Stefano Pileri	Head of Technology & Operations
Germanio Spreafico	Head of Purchasing
Giovanni Stella (13)	Executive Deputy Chairman and Chief Executive Officer of Telecom Italia Media S.p.A.
Head of Media Business Unit
Head of Disposals Telecom Italia S.p.A. [14]
Giampaolo Zambeletti (2)	Head of International Affairs

(1)	from August 25, 2008
(2)	to February 3, 2008
(3)	to April 30, 2008
(4)	to May 8, 2008
(5)	to March 9, 2008
(6)	to September 15, 2008
(7)	from February 4, 2008
(8)	from September 16, 2008
(9)	to December 22, 2008
(10)	from May 1, 2008
(11)	to August 8, 2008
(12)	from August 9, 2008
(13)	from May 9, 2008
(14)	from December 23, 2008

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	353

Note 40 - Related party transactions

Note 41 – Stock option and Performance Share Granting plans of Telecom Italia S.p.A.

The stock option and performance share granting plans in effect at December 31, 2008 and 2007 are the following, respectively:

•

options (including those at one time granted by Telecom Italia S.p.A. before its merger by incorporation in Olivetti S.p.A. – renamed Telecom Italia S.p.A. – and by TIM S.p.A., later merged in Telecom Italia S.p.A.) which give, or have given, the right to subscribe to Telecom Italia ordinary shares;

•	free Telecom Italia ordinary share grants based on the effective period of participation in the plan by each of the grantees and the degree to which they have reached pre-fixed performance targets.

These plans are used by Telecom Italia for retention purposes and as a long-term incentive for managers and employees of the Group.

The stock option and performance share granting plans of Telecom Italia are described in the following paragraphs.

•	Stock option Plans

In the description of the stock option plans, in order to render the representation of the options homogeneous with that of the underlying subscribable shares and to facilitate their measurement on the basis of the relevant subscription prices, the Company has used the concept of “equivalent options”, that means a quantity of options equal to the number of ordinary shares Telecom Italia S.p.A. that can be acquired. In this manner, the weighted average prices and the exercise prices indicated are consistent and directly comparable among each other. The main features of the stock option plans in effect at December 31, 2007 and 2008 are summarized below:

Stock Option Plans						Exercise Price	Original Grant		Exercise period		Equivalent Options Outstanding at
(Date of shareholders’ meeting)	BoD Grant Date (Grantees)	Lot		Exchange Ratio (1)	Exercise Price of Options (2) (euro)	of Equivalent Options (3) (euro)	No. of Options	No. of Equivalent Options	from	to	12/31/2007	12/31/2008
2008 Top Plan (4/14/2008)	4/15/2008 (Executive Directors)	single		1	1.95	1.95	11,400,000	11,400,000	4/15/11	4/15/14	—	11,400,000
2002 Top Plan (6/12/2001- 5/26/2003)	2/13/2002 (16 Top Managers)	1 2 3	° ° °	3.300871 3.300871 3.300871	9.203 9.203 9.203	2.788052 2.788052 2.788052	3,540,000 3,540,000 4,720,000	11,685,083 11,685,083 15,580,111	2/18/03 2/18/04 2/18/05	2/18/08 2/18/09 2/18/10	6,535,721 6,535,721 10,958,889	— 5,050,330 8,318,193
2002 Plan granted in March (12/15/1998 -8/10/2000 -5/3/2001- 5/26/2003)	3/26/2002 (Managers of the Group)	1 2 3	° ° °	3.300871 3.300871 3.300871	9.665 9.665 9.665	2.928015 2.928015 2.928015	8,987,400 8,987,400 11,983,200	29,666,248 29,666,248 39,554,997	3/3/03 3/3/04 3/3/05	3/3/08 3/3/09 3/3/10	13,824,437 14,713,214 21,039,616	— 13,119,891 18,717,132
2002 Plan granted in August (12/15/1998 -8/10/2000 -5/3/2001- 5/26/2003)	8/1/2002 (Managers of the Group)	1 2 3	° ° °	3.300871 3.300871 3.300871	7.952 7.952 7.952	2.409061 2.409061 2.409061	252,000 252,000 336,000	831,819 831,819 1,109,093	3/3/03 3/3/04 3/3/05	3/3/08 3/3/09 3/3/10	663,473 663,473 884,631	— 168,343 224,457
2000-2002 Plan (12/18/1998- 4/7/2005)	12/22/1999 (Managers of the Group)	1 2 3	° ° °	1.730000 1.730000 1.730000	6.420 6.420 6.420	3.710983 3.710983 3.710983	7,070,000 7,070,000 7,070,000	12,231,100 12,231,100 12,231,100	5/1/00 6/1/01 6/1/02	12/31/08 12/31/08 12/31/08	— 8,002,395 8,471,136	— — —
2002-2003 Plan (10/10/2000- 4/7/2005)	2/12/2002 (Managers and employees of the Group)	1 2	° °	1.730000 1.730000	5.670 5.670	3.277457 3.277457	12,755,000 12,755,000	22,066,150 22,066,150	12/17/02 12/1/03	12/31/08 12/31/08	14,449,825 14,449,825	— —
2003-2005 Plan (10/10/2000- 4/7/2005)	5/6/2002 (Managers and employees of the Group)	1 2 3	° ° °	1.730000 1.730000 1.730000	5.070 5.070 5.070	2.930636 2.930636 2.930636	16,685,667 16,685,666 16,685,667	28,866,204 28,866,202 28,866,204	5/2/03 5/24/04 12/22/04	5/31/08 5/31/09 5/31/10	725,042 920,186 1,271,377	— 863,096 1,212,557
Total											124,108,961	59,073,999

(1)	Number of Telecom Italia ordinary shares subscribable for the exercise of one option.
(2)	Original exercise price determined for the exercise of one option.
(3)	Subscription price of one Telecom Italia ordinary shares coming from the exercise of one equivalent option.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	354

Note 41 - Stock option and Performance Share Granting plans of Telecom Italia S.p.A.

Additional information in connection with the Telecom Italia stock option plans is briefly provided.

•	“Stock Option 2002 Top Plan”: the options were not subject to reaching performance parameters.

•	“Stock Option 2002 Plan”: the options were not subject to reaching performance parameters. Priority was given to Group management who were already grantees of the Stock Option Plan 2000.

•	“Stock Option Plans 2000-2002”: the options vested subject to reaching an E.V.A. (Economic Value Added) target: the parameter was reached and, consequently, the options vested.

•	“Stock Option Plans 2002-2003”: the options were not subject to reaching performance parameters.

•

“Stock Option Plans 2003-2005”: the options were not subject to reaching performance parameters. Priority given to Group management who were already grantees of TIM’s Stock Option Plan 2001-2003 and Supplementary Plans 2001-2003.

•	“Stock Option 2008 Top Plan”

The ordinary Telecom Italia S.p.A. shareholders’ meeting held on April 14, 2008 approved the “2008 Top Plan” for executive directors of the Company – and the related transaction for the purchase and disposal of treasury shares to service the plan—conferring every power necessary for its implementation to the board of directors of the Company. The board, in its meeting held on April 15, 2008 resolved to grant 3,000,000 options to the chairman and 8,400,000 to the chief executive officer, at an exercise price of euro 1.95 per option (reference should be made to the specific Prospectus published on March 28, 2008 and the communication published on April 15, 2008).

The options can be exercised at the end of the vesting period, which will be three years starting from the grant date, on condition that the grantees remain as directors of the Company up to the date of the shareholders’ meeting called to approve the financial statements for the year 2010 and except in the case of pre-set assumptions for the early vesting of part of the options granted.

The exercisability of 75% of the options granted is not conditional on performance parameters while the remaining 25% of the options granted are subject to the relative performance of the Total Shareholder Return (TSR) of Telecom Italia compared to the Total Shareholder Return of the 10 major companies (in terms of their weight in the Index) in the DJ STOXX TLC Index.

At the moment of vesting, the following can be exercised:

•	100% of the options subject to performance indicators if the TSR of Telecom Italia reaches the third quartile of the panel of reference;

•	50% of the options subject to performance indicators if the TSR of Telecom Italia reaches the mid-point of the panel of reference.

The options subject to performance indicators will lapse if the TSR of Telecom Italia does not reach the mid-point of the panel of reference.

The number of options exercisable will be ascertained at the end of the performance measuring period.

The options may be exercised for a period of three years starting from the end of the vesting period (or at the early vesting date). Options that are not exercised by the end of the exercisability period will lapse. It is understood that, if the directors continue their relationship with the Company, for a year from the end of the vesting period, the grantees have open availability up to a maximum of 50% of the shares purchasable by exercising the exercisable options.

The fair value of the options of the 2008 Top Plan was determined overall at the grant date (April 15, 2008) in an amount of euro 2,593 thousand and will be recognized in equity over the vesting period of the options with an offsetting entry to “employee benefits expenses”; the amount charged to the income statement in 2008 is euro 612 thousand.

The fair value of the options was calculated by applying the Montecarlo method and using the following calculation parameters:

•	exercise price: euro 1.95 per share;

•	current price: in relation to the performance targets set in the Plan, the share market prices were considered at the

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	355

Note 41 - Stock option and Performance Share Granting plans of Telecom Italia S.p.A.

grant date for Telecom Italia (euro 1.40 per share (p.s.)) and for other leading companies in the telecommunications sector (Vodafone: euro 1.88 p.s., Telefonica: euro 18.6 p.s., France Telecom: euro 2.2 p.s., Deutsche Telekom: euro 11.19 p.s., British Telecom: euro 2.68 p.s., KPN: euro 11.38 p.s., Telia Sonera: euro 4.76 p.s., Telenor: euro 12.39 p.s. and OTE: euro 18.26 p.s.);

•

volatility: in relation to the performance targets set in the Plan, the volatility values of the shares were considered for Telecom Italia (33.02%) and for the above other leading companies in the telecommunications sector; at the measurement date, the implicit volatility of the relevant shares was assumed to be that observed on options negotiated for expirations of one year and where not available the volatility of the options closest to that date; finally, in the absence of options for that period, the volatility values were assumed to be the historical volatility of one year;

•	option period: three years for the vesting period (from April 15, 2008 to April 15, 2011) and three years for the exercise period (from April 15, 2011 to April 15, 2014);

•	expected dividends: dividends were assumed to be constant over the life of the options on the basis of the latest dividends paid (euro 0.08 per Telecom Italia ordinary share);

•

risk-free interest rate: this is considered the rate of government securities of the Federal Republic of Germany (the market benchmark for transactions in euro) with expirations commensurate with the life of the option (3.7485% for 6 years).

During 2007 and 2008, no stock options were exercised.

The market value of Telecom Italia ordinary shares at December 31, 2008 and 2007 was respectively euro 1.1492 and euro 2.13, thus below the exercise price of the equivalent options outstanding and exercisable at those dates.

Aggregate movements in all Telecom Italia stock option plans in 2007 and 2008 are presented in the following table.

	Number of Equivalent Options	Weighted Average Price per Equivalent Option (euro)
Options outstanding at December 31, 2006	258,400,524	3.19
Of which: Options exercisable at December 31, 2006	258,400,524	3.19
Granted during the year	—	—
Exercised during the year	—	—
Forfeit[1] during the year	—	—
Lapsed[2] during the year	(11,590,605)	2.91
Expired[3] during the year	(122,700,958)	3.32
Options outstanding at December 31, 2007	124,108,961	3.08
Of which: Options exercisable at December 31, 2007	124,108,961	3.08
Granted during the year	11,400,000	1.95
Exercised during the year	—	—
Forfeit[1] during the year	—	—
Lapsed[2] during the year	(12,469,872)	2.93
Expired[3] during the year	(63,965,090)	3.25
Options outstanding at December 31, 2008	59,073,999	2.70
Of which: Options exercisable at December 31, 2008	47,673,999	2.88

(1)	These equivalent options are forfeit since they could no longer be exercised as a result of failure to reach performance target.
(2)	These options lapsed since they could no longer be exercised as a result of the termination of employment and/or for other reasons (e.g. relinquished by the interested party).
(3)	These equivalent options expired since they were not exercised during the stated period.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	356

Note 41 - Stock option and Performance Share Granting plans of Telecom Italia S.p.A.

The following tables present, with reference to the Telecom Italia stock option plans existing at December 31, 2008 and 2007, grouped by the range of exercise price, the residual weighted average life and the weighted average grant price of the equivalent options:

Range of Prices (euro)	Equivalent options outstanding at December 31, 2008			Equivalent options exercisable at December 31, 2008
	Equivalent Options	Residual Weighted Average Life (years)	Weighted Average Grant Price (euro)	Equivalent Options	Weighted Average Grant Price (euro)
1.95	11,400,000	5.29	1.95	—	—
2.41	392,800	0.74	2.41	392,800	2.41
2.78 – 2.94	47,281,199	0.80	2.89	47,281,199	2.89
	59,073,999			47,673,999

Range of Prices (euro)	Equivalent options outstanding and exercisable at December 31, 2007
	Equivalent Options	Residual Weighted Average Life (years)	Weighted Average Grant Price (euro)
2.41	2,211,577	1.27	2.41
2.78 – 2.94	76,524,203	1.33	2.88
3.27 – 3.72	45,373,181	1.00	3.43
	124,108,961

•	Performance Share Granting Plan

The Telecom Italia board of directors in its meeting on August 8, 2008 passed a resolution to implement the plan to grant free Telecom Italia ordinary shares under the “Performance Share Granting” plan, approved by the shareholders’ meeting held on April 16, 2007. The plan grants recipients (top management of Telecom Italia or its subsidiaries) the right to a pre-set maximum and variable number of shares, according to the period of each single grantee’s effective participation in the plan and the extent to which the pre-set share performance targets, reported below, have been reached (reference should be made to the specific prospectus published on August 9, 2008 and the communication published on September 16, 2008).

The grantees of the Plan include, among others, the executive directors of companies controlled by Telecom Italia S.p.A.

At December 31, 2008 the number of shares which could effectively be granted based on the rights granted was equal to 13,114,800 (of which 10,972,800 for employees of Telecom Italia and 2,142,000 to executive directors of subsidiaries).

For each Recipient, the maximum number of ordinary shares under the Full Grant was determined, on the basis of the recipient’s organizational role, as a ratio between a multiple of the fixed annual compensation and the official ordinary share trading price on March 5, 2008.

The Plan covers a period of three years, from July 1, 2008 to June 30, 2011.

With respect to the Performance Targets, the Plan rewards the profit and equity return of investors, which is measured using the Total Shareholder Return of Telecom Italia (TI TSR) during the Incentive Period. In particular, the number of shares vested is calculated as the percentage of the full grant on the basis of the degree to which the following targets have been reached:

•	an “absolute” TI TSR target; 20% of the full grant is conditional on this target;

•	a “relative” TI TSR target; 80% of the full grant is conditional on this target.

The TI TSR calculation conventionally assumes that the initial value is the official share trading price on March 5, 2008 (the day before the board of directors’ meeting which approved the 2008-2010 strategic guidelines). The absolute TI TSR target value was set in the amount of 40% in relation to the entire three-year period of the Plan July 1, 2008 – June 30, 2011.

The relative TI TSR is a performance indicator compared to the market, represented by the variance of the TI TSR compared to the TSR of the Dow Jones Stoxx Index TLC sector (DJTLC—Bloomberg ticker SXKP). In relation to the three-year Plan, the ordinary shares can be granted starting from when the Index TSR is reached (corresponding to the vesting of shares equal to 10% of the full grant). For higher variance values, the number of shares vested grows until it reaches 80% of the full grant, in correspondence to a variance equal to or higher than +50%.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	357

Note 41 - Stock option and Performance Share Granting plans of Telecom Italia S.p.A.

The fair value of the rights of the Performance Share Granting Plan was determined overall in an amount of euro 2,593 thousand (of which euro 2,170 thousand refers to employees of Telecom Italia) and will be recognized over the vesting period of the rights with offsetting entries to:

•	“employee benefits expenses”, for euro 2,170 thousand, relating to employees of Telecom Italia (the amount charged to the income statement in 2008 is euro 362 thousand);

•	“investments in subsidiaries”, relating to employees of those companies, for euro 423 thousand (of which euro 70 thousand represents the increase relating to the year 2008).

The unit fair value of the rights granted under the management incentive 2008 Performance Share Granting plan, was determined at the grant dates (September 8, 2008 and September 16, 2008), by applying the Montecarlo method and using the following calculation parameters at each grant date:

•	exercise price: equal to zero;

•

current price: in compliance with the rules, for Telecom Italia this is represented by the official trading share price on March 5, 2008 equal to euro 1.615; for the Dow Jones Stoxx Index TLC sector this is represented by the average of the closing prices in June 2008 equal to euro 281.65;

•

volatility: historical volatility values of 1 year were assumed, considered over the 3 previous years, and, respectively, 34.94% for the rights granted September 8 and 35.36% for the rights granted September 16;

•	option period: three years from June 30, 2008 to June 30, 2011;

•	expected dividends: dividends were assumed to be constant over the life of the rights on the basis of the latest dividends paid (euro 0.08 per Telecom Italia ordinary share);

•

risk-free interest rate: this is considered the rate of the government securities of the Federal Republic of Germany (the market benchmark for transactions in euro) with maturities commensurate with the life of the rights granted, respectively, 3.879% for the rights granted September 8 and 3.685% for the rights granted September 16.

Note 42 – Significant non-recurring events and transactions

•	Details of non-recurring items

The effect of non-recurring events and transactions on equity and net financial debt on equity, profit, net financial debt and cash flows of Telecom Italia is set out below in accordance with Con-sob communication DEM/6064293 dated July 28, 2006.

(thousands of euro)			Equity	Profit for the year	Net financial debt	Cash flows (*)
Amount – financial statements	(A	)	22,899,651	1,499,996	39,916,135	(260,953)
Other sundry charges			(2,624)	(2,624)	9,152	(9,152)
Expenses for mobility under Law 223/91			(205,210)	(205,210)	9,856	(9,856)
Gains on properties			17,031	17,031	(27,200)	27,200
Gains on sale of other investments			1,598	1,598	(2,300)	2,300
Gain on sale of Liberty Surf Group S.A.			(480,070)	(480,070)	(455,991)	455,991
Payment of Antitrust fine			—	—	20,000	(20,000)
Total effect	(B	)	(669,275)	(669,275)	(446,483)	446,483
Figurative amount – financial statements	(A - B	)	23,568,926	2,169,271	40,362,618	(707,436)

(*)	Cash flows refer to the increase (decrease) in cash and cash equivalents during the year.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	358

Note 42 - Significant non-recurring events and transactions

The impact of non-recurring items on income statement line items is as follows:

(thousands of euro)	2008	2007
Other operating expenses:
Antitrust fine	—	(20,000)
Other sundry expenses	(2,624)	(6,528)
Employee benefits expenses:
Expenses for mobility under Law 223/91	(283,048)	—
IMPACT ON EBITDA	(285,672)	(26,528)

Gains (losses) on non-current assets:
Gains of sale of properties	25,020	—
IMPACT ON EBIT	(260,652)	(26,528)

Income (expenses) from investments:
Gain on sale of Mediobanca shares	—	109,138
Gain on sale of Capitalia shares	—	37,594
Gains on sale of other investments	1,620	1,422
Loss on sale of Liberty Surf Group S.A.	(480,070)	—
IMPACT ON PROFIT BEFORE TAX	(739,102)	121,626

Effect of income taxes	69,827	(9,420)

IMPACT ON PROFIT FOR THE YEAR	(669,275)	112,206

Note 43 – Positions or transactions resulting from atypical and/or unusual operations

In accordance with Consob Communication DEM/6064293 dated July 28, 2006, a statement is made to the effect that in 2008 Telecom Italia S.p.A. has not taken part in any atypical and/or unusual operations, as defined by that Communication.

Note 44 – Other information

•	Remuneration to directors, statutory auditors, general managers and key managers

In compliance with art. 78 giving effect to Legislative Decree 58 dated February 24, 1998, adopted by Consob under Resolution 11971 dated May 14, 1999, the following table presents the remuneration to which all the individuals were entitled who, during 2008 or a part of that year, have held the position of director, statutory auditor or general manager of Telecom Italia S.p.A.

In particular:

•

the column “Remuneration for the position” shows the remuneration, by period of reference, approved by the shareholders’ meetings of Telecom Italia and the remuneration ex art. 2389, paragraph 3, of the Italian Civil Code;

•	the column “Non-cash benefits” indicates the fringe benefits subject to taxation based on current tax laws and any insurance policies;

•	the column “Bonuses and other incentives” include one-off remuneration;

•

the column “Other remuneration” includes: (i) remuneration due for positions held in listed and unlisted subsidiaries; (ii) employee compensation (gross of the employees’ portion of social security charges and taxes, excluding the employers’ portion of obligatory social security contributions and expenses for employee severance indemnities); (iii) indemnities at the end of the term of office.

Aggregate data is also presented for the remuneration paid, for whatsoever reason and in whatsoever form, by Telecom Italia S.p.A. and by the companies which it controls, to key managers who, during 2008 or a part of that year, have held such position.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	359

Note 43 - Positions or transactions resulting from atypical and/or unusual operations

Note 44 - Other information

INDIVIDUAL	DESCRIPTION OF POSITION		REMUNERATION (thousands of euro)
Name	Position held	Period during which position was held	Remuneration for the position		Non-cash benefits		Bonuses and other incentives		Other remuneration
BOARD OF DIRECTORS
Gabriele GALATERI di GENOLA	Chairman	1/1 – 12/31/2008	1,536	(1)	130	(2)			101	(3) (4)
Franco BERNABE’	CEO	1/1 – 12/31/2008	1,644	(5)	173	(2)			134	(3)
Cesar Izuel ALIERTA	Director	1/1 – 12/31/2008	111	(6)
Paolo BARATTA	Director	1/1 – 12/31/2008	189	(7)
Tarak BEN AMMAR	Director	4/15 – 12/31/2008	78
Roland BERGER	Director	4/15 – 12/31/2008	114	(8)
Elio CATANIA	Director	4/15 – 12/31/2008	122	(9)
Jean Paul FITOUSSI	Director	1/1 – 12/31/2008	149	(10)
Berardino LIBONATI	Director	4/15 – 12/31/2008	92	(11)					444	(12)
Julio LINARES LOPEZ	Director	1/1 – 12/31/2008	136	(13)
Gaetano MICCICHE’	Director	1/1 – 12/31/2008	124	(14)
Aldo MINUCCI	Director	1/1 – 12/31/2008	168	(15)
Gianni MION	Director	1/1 – 12/31/2008	136	(16)
Renato PAGLIARO	Director	1/1 – 12/31/2008	142	(17)
Luigi ZINGALES	Director	1/1 – 12/31/2008	137	(18)
Gilberto BENETTON	Director	1/1 – 4/14/2008	33
Stefano CAO	Director	1/1 – 4/14/2008	44	(19)
Renzo CAPRA	Director	1/1 – 4/14/2008	44	(19)
Domenico DE SOLE	Director	1/1 – 4/14/2008	59	(20)
Luigi FAUSTI	Director	1/1 – 4/14/2008	65	(21)
Cesare Giovanni VECCHIO	Director	1/1 – 4/14/2008	53	(22)

BOARD OF STATUTORY AUDITORS
Paolo GOLIA	Chairman of Board of Statutory Auditors	1/1 – 12/31/2008	171
Enrico Maria BIGNAMI	Acting Auditor	1/1 – 12/31/2008	128	(23)
Salvatore SPINIELLO	Acting Auditor	1/1 – 12/31/2008	128						32	(24)
Ferdinando SUPERTI FURGA	Acting Auditor	1/1 – 12/31/2008	148	(25)
Gianfranco ZANDA	Acting Auditor	1/1 – 12/31/2008	128						9	(26)

GENERAL MANAGERS
Massimo CASTELLI	General Manager	1/1 – 3/6/2008			1	(2)	79	(27)	4,413	(28)
Luca LUCIANI	General Manager	1/1 – 12/31/2008			14	(2)	381	(29)	595	(30)
Enrico PARAZZINI	General Manager	1/1 – 8/8/2008			4	(2)	620	(31)	6,553	(32)
Stefano PILERI	General Manager	1/1 – 12/31/2008			6	(2)	460	(33)	635	(34)

KEY MANAGERS	In 2008 the total remuneration paid to key managers for whatsoever reason in whatsoever form by Telecom Italia S.p.A and by companies controlled by it amounted to euro 31,026 thousand and included euro 17,480 thousand of remuneration paid as members of the board of directors and general managers as already indicated in the above table.

The board of directors of Telecom Italia S.p.A. in the meetings held on February 4, and March 6, 2008 approved for the Managing Director Franco Bernabé a short-term variable component of remuneration (MBO) linked to financial results and to specific management objectives; this represents an incentive with a value of between 50% and 200% of fixed remuneration The value of this incentive ranges from 50% to 200% of the fixed component and is linked to the achievement of predetermined objectives. Each objective is measured on a scale that goes from 50 percentage points, corresponding to the minimum level of achievement of the objective, to 100 points, corresponding to the target level of achievement, to 200 points, corresponding to the maximum level of achievement; the intermediate levels of achievement are measured on a straight line basis.

(1)	The amount includes: (i) remuneration ex article 2389 first paragraph of the Italian Civil Code (ii) the quota of arrears from December 2007 of remuneration ex article 2389 third paragraph of the Italian Civil code. (iii) remuneration ex article 2389 first paragraph of the Italian Civil Code (iv) remuneration due as president of the Executive Committee.
(2)	Conventional value of car, value of dwelling, insurance policies and supplementary pensions where present.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	360

Note 44 - Other information

(3)	Other reimbursements of expenses.
(4)	Mr Galateri does not receive an emolument for the office of chairman of the indirectly held subsidiary Tim Partecipações.
(5)	The amount includes: (i) remuneration ex article 2389 third paragraph of the Italian Civil Code (ii) the quota of arrears from December 2007 of remuneration ex article 2389 third paragraph of the Italian Civil Code (iii) remuneration ex article 2389 first paragraph of the Italian Civil Code (iv) remuneration due as member of the Executive Committee.
(6)	Remuneration not received but paid over to Telefónica S.A.
(7)	The amount includes remuneration paid as a member of the Committee for Internal Control and Corporate Governance, as member of the Strategies Committee (for the period January 1, to April 14, 2008) and member of the Supervisory Panel under Legislative Decree 231/2001.
(8)	The amount includes remuneration paid as a member of the Executive Committee and as member of the Committee for Internal Control and Corporate Governance (for the period September 26, to December 31, 2008.
(9)	The amount includes remuneration paid as a member of the Committee for Internal Control and Corporate Governance (for the period April 15, to September 25, 2008), as member of the Nomination and Remuneration Committee and as member of the Executive Committee (for the period September 26, to December 31, 2008.
(10)	The amount includes remuneration paid as a member of the Committee for Internal Control and Corporate Governance and as member of the Strategies Committee (for the period January 1, to April 14, 2008).
(11)	The amount includes remuneration paid as a member of the Nomination and Remuneration Committee.
(12)	Remuneration for the office of chairman of the board of directors of the listed subsidiary Telecom Italia Media S.p.A..
(13)	The amount, not received but paid over to Telefónica S.A., comprises remuneration as member of the Executive Committee.
(14)	The amount, not received but paid over to Banca Intesa SanPaolo, comprises remuneration as member of the Executive Committee (for the period April 15, to August 26, 2008)
(15)	The amount includes remuneration paid as a member of the Committee for Internal Control and Corporate Governance and of the Executive Committee.
(16)	The amount, not received but paid over to Edizione Holding S.p.A., comprises remuneration as member of the Executive Committee.
(17)	The amount, not received but paid over to Mediobanca S.p.A., comprises remuneration as member of the Strategies Committee (for the period January 1, to April 14, 2008).
(18)	The amount includes remuneration paid as a member of the Remuneration Committee (for the period January 1, to April 14, 2008) and of the Nomination and Remuneration Committee (for the period April 15, to December 31, 2008).
(19)	The amount includes remuneration paid as a member of the Remuneration Committee.
(20)	The amount includes remuneration paid as a member of the Committee for Internal Control and Corporate Governance and as member of the Strategies Committee.
(21)	The amount includes remuneration paid as a member of the Committee for Internal Control and Corporate Governance and as member of the Remuneration Committee.
(22)	The amount includes remuneration paid as a member of the Committee for Internal Control and Corporate Governance.
(23)	The remuneration was paid to Bignami e Associati corporate and tax consulting firm.
(24)	Remuneration due for the position of acting statutory auditor of the subsidiary Telecom Italia Media S.p.A.
(25)	The amount includes remuneration received as member of the Supervisory Panel under Legislative Decree 231/2001.
(26)	Remuneration due for the position of chairman of the board of statutory auditors of the subsidiary IT Telecom S.r.l
(27)	The amount relates to the Long Term Incentive (LTI) for 2006.
(28)	The amount comprises remuneration in the form of gross compensation as an employee, travel allowance, general settlement and termination benefit incentive.
(29)	The amount comprises remuneration in respect of Management by Objectives (MBO) for 2007, Long Term Incentive (LTI) for 2006.
(30)	The amount includes gross employment income, travel allowances and other reimbursements of expenses.
(31)	The amount comprises remuneration in respect of Management by Objectives (MBO) for 2007 and of “una tantum” payment for various and sundry.
(32)	The amount comprises remuneration in the form of gross compensation as an employee, travel allowance, general settlement, termination benefit incentive and payment in lieu of annual holiday.
(33)	The amount comprises remuneration in respect of Management by Objectives (MBO) for 2007 and Long Term Incentive (LTI) for 2006.
(34)	The amount comprises remuneration in the form of gross compensation as an employee, travel allowance and payment in lieu of annual holiday.

***

The following tables have been prepared according to the format required by the Regulation for the implementation of Legislative Decree dated February 24, 1998, adopted by Consob under Resolution 11971 dated May 14, 1999 and subsequent amendments and additions, with regard to :

•

the stock options granted by Telecom Italia S.p.A. to all individuals who held, during the course of 2008, for the whole year or a part thereof, the position of member of the board of directors and general manager and, in the aggregate and divided by plan, the stock options granted by Telecom Italia S.p.A. to key managers who during the course of 2008 held, even for a part thereof, such role;

•	the stock options granted by the subsidiary Telecom Italia Media S.p.A. to a key manager who during 2008 for a part of the year held such responsibilities in Telecom Italia S.p.A.;

•

the plan to grant free Telecom Italia ordinary shares (Performance Share Granting 2008) to a general manager and, in the aggregate, to key managers who during the course of 2008 held, even for a part thereof, such role in Telecom Italia S.p.A..

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	361

Note 44 - Other information

		Options held at the beginning of 2008				Options granted during 2008				Options exercised during 2008			Options expired or forfeit in 2008	Options held at the end of 2008
(A)	(B)	(1)		(2)	(3)	(4)		(5)	(6)	(7)	(8)	(9)	(10)	(11)=1+4- 7-10	(12)	(13)
Name	Position held	Number of equivalent options (*)		Average exercise price (**)	Average expiration date	Number of equivalent options (*)		Average exercise price (**)	Average expiration date	Number of equivalent options (*)	Average exercise price (**)	Average market price during year	Number of equivalent options (*)	Number of equivalent options (*)	Average exercise price (**)	Average expiration date
Gabriele Galateri di Genola	Chairman					3,000,000	(1)	1,95	2014					3,000,000	1.95	2014
Franco Bernabè	CEO					8,400,000	(1)	1,95	2014					8,400,000	1.95	2014
Massimo Castelli	General Manager	132,035	(2)	2.928015	2010								132,035
Luca Luciani	General Manager	178,247	(2)	2.928015	2008								178,247
		178,247	(2)	2.928015	2009									178,247	2.928015	2009
		237,663	(2)	2.928015	2010									237,663	2.928015	2010
Enrico Parazzini	General Manager	1,188,314	(2)	2.788052	2008								1,188,314
		1,188,314	(2)	2.788052	2009									1,188,314	2.788052	2009
		1,584,418	(2)	2.788052	2010									1,584,418	2.788052	2010
Stefano Pileri	General Manager	356,494	(2)	2.928015	2008								356,494
		356,494	(2)	2.928015	2009									356,494	2.928015	2009
		475,325	(2)	2.928015	2010									475,325	2.928015	2010

		Options held at the beginning of 2008				Options granted during 2008				Options exercised during 2008			Options expired or forfeit in 2008	Options held at the end of 2008
(A)	(B)	(1)		(2)	(3)	(4)		(5)	(6)	(7)	(8)	(9)	(10)	(11)=1+4- 7-10	(12)	(13)
	Position held	Number of equivalent options (*)		Average exercise price (**)	Average expiration date	Number of equivalent options (*)		Average exercise price (**)	Average expiration date	Number of equivalent options (*)	Average exercise price (**)	Average market price during year	Number of equivalent options (*)	Number of equivalent options (*)	Average exercise price (**)	Average expiration date
T.I. 2002 Plan	Key manager	2,046,540	(2)	2.509504	2009								2,046,540
T.I. 2002 TOP Plan	Key manager	6,601,740	(2)	2.788052	2009								4,291,131	2,310,609	2.788052	2009
T.I. 2000-2002 Plan	Key manager	57,665	(3)	3.710983	2008								57,665

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	362

Note 44 - Other information

		Options held at the beginning of 2008				Options granted during 2008			Options exercised during 2008			Options expired or forfeit in 2008	Options held at the end of 2008
(A)	(B)	(1)		(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11)=1+4- 7-10	(12)	(13)
	Position held	Number of equivalent options (*)		Average exercise price (**)	Average expiration date	Number of equivalent options (*)	Average exercise price (**)	Average expiration date	Number of equivalent options (*)	Average exercise price (**)	Average market price during year	Number of equivalent options (*)	Number of equivalent options (*)	Average exercise price (**)	Average expiration date
Stock option plan of subsidiary Telecom Italia Media	Key manager	315,000	(4)	0.3826	2008							315,000

(*)	In order to render the representation of the options homogeneous with that of the underlying subscribable or purchasable shares and to facilitate their measurement on the basis of the relevant exercise prices, Telecom Italia S.p.A. has used the concept of “equivalent options”, that means a quantity of options equal to the number of ordinary shares actually subscribable/purchasable of the current Telecom Italia S.p.A.. In this manner, the weighted average market prices and the exercise prices indicated are consistent and directly comparable among each other.
(**)	The average exercise price means the average subscription or purchase price of Telecom Italia ordinary shares that come from exercising the options.
(1)	Stock Option Plan TOP 2008: each option corresponds to the purchase of 1 Telecom Italia ordinary share (1 equivalent option).
(2)	Stock Option Plans 2002 and TOP 2002: each option corresponds to the subscription of 3.300871 Telecom Italia ordinary shares (3.300871 equivalent options).
(3)	Stock Option Plan 2000-2002 (ex- TIM): each option corresponds to the subscription of 1.73 Telecom Italia ordinary shares (1.73 equivalent options).
(4)	Stock Option Plan T.I.Media 2005 each option corresponds to the subscription of 1 Telecom Italia Media ordinary share (1 equivalent option).

		Options held at the beginning of 2008			Options granted during 2008			Options exercised during 2008			Options expired or forfeit in 2008	Options held at the end of 2008
(A)	(B)	(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11)=1+4- 7-10	(12)	(13)
Name	Position held	Number of options (*)	Average exercise price	Average expiration date	Number of options (*)	Average exercise price	Average expiration date	Number of options (*)	Average exercise price	Average market price during year	Number of options (*)	Number of options (*)	Average exercise price	Average expiration date
Stefano Pileri	General Manager				856,800	0	2011					856,800	0	2011
	Key managers				4,777,200	0	2011					4,777,200	0	2011

(*)	This refers to the maximum number of Telecom Italia ordinary shares that can be granted under the “Performance Share Granting” plan on reaching the Performance Targets (refer to the Prospectus published and distributed on August 9, 2008 and the list of recipients to whom the plan is addressed aligned to the Company’s organization chart published and distributed on September 16, 2008).

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	363

Note 44 - Other information

•	Research and development

The total research and development expenditures incurred in 2008 amount to approximately euro 654 million (euro 798 million in the prior year) and are represented by external costs, labor costs of dedicated staff and depreciation and amortization.

Research activities expensed during the year amount to euro 63 million (euro 90 million in 2007). The development costs capitalized amount to euro 591 million (euro 708 million in 2007). In 2008, the scope of the research and development activity was extended to include all projects for hardware and software development for systems which Telecom Italia utilizes in the management of sales packages and customer activities (Business Support Systems) and network operations (Operational Support Systems), security and other IT services. The 2007 amount have been restated for comparison purposes considering that such costs had been capitalized in 2007.

Research and development activities conducted by the Telecom Italia Group are detailed in the Report on Operations in “Sustainability Section under “Research and Development”.

•	Operating leases

Revenue-related

Telecom Italia has signed contracts for the lease of direct connections, in particular numeric and analog lines, offered under wholesale plans to interconnecting operators. At December 31, 2008, the amount of lease installments receivable on non-cancelable lease contracts is equal to euro 4,819 thousand (euro 5,064 thousand at December 31, 2007), and all of them expire within one year.

Expense-related

Telecom Italia has signed lease contracts for buildings (for periods from 6 to 9 years) and lines. At December 31, 2008, the amount of lease installments payable on non-cancelable lease contracts is the following:

(thousands of euro)	12/31/2008	12/31/2007
Within 1 year	384,958	375,022
From 2 to 5 years	626,067	603,671
Beyond 5 years	125,799	169,290
Total	1,136,824	1,147,983

•	Summary of the fees to the audit firm and the firms in its network

Pursuant to art. 149 – duodecies of the Consob Regulation of Issuers (Resolution 11971/1999, as amended), the following schedule reports the fees charged in 2008 for audit and other services rendered to Telecom Italia by Reconta Ernst & Young and firms that are part of its network.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	364

Note 44 - Other information

(in euro)	Telecom Italia S.p.A.
	Reconta Ernst & Young S.p.A.	Firms in the Ernst & Young network	Total Telecom Italia S.p.A.
Audit services	5,879,869	—	5,879,869
Verification services with issue of certification:
• Issue of comfort letters	90,000	—	90,000
• Certifications for participation in bids and other	37,000	—	37,000
Other services:
• Financial due diligence procedures on companies for sale	—	635,000	635,000
• Agreed upon procedures on regulatory accounting areas	120,000	704,000	824,000
• Agreed upon procedures on areas pertaining to the internal control system	30,000	236,000	266,000
Total Telecom Italia S.p.A.	6,156,869	1,575,000	7,731,869

Note 45 – Events subsequent to December 31, 2008

•	Dispute over the recovery of legal interest under Law 448/98, ex art 20

In the ruling notified on February 10, 2009, the TAR of Lazio court approved Telecom Italia’s enforcement request submitted in November 2008, being in compliance, and ruled that payment should be made for legal interest earned on the amount wrongfully paid in 2000 for the fee under Law 448/98 ex. art 20, owed to the Company by the Ministry of Economy and Finance and Communications, for about euro 100 million.

This appeal follows the above administration’s repeated disregard of the refund obligation for the legal interest earned on the amount wrongfully paid by Telecom Italia and for which only the principal portion was returned (equal to euro 546 million), and thus partially enforcing, the TAR of Lazio’s rulings 47 and 52/2005 which had abrogated the Ministerial Decree of March 21, 2000 covering the manner of payment for the substitute charge for the concession fee.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	365

Note 45 - Events subsequent to December 31, 2008

Note 46 – Investments

The movements in investments during 2008 and the list of investments in subsidiaries, associates and joint ventures at December 31, 2008 and are reported below.

Non current assets – investments

(thousands of euro)	Carrying amount 12/31/2007	Changes during the year					Carrying amount 12/31/2008
		Acquisitions/ subscriptions/ payments to absorb losses	Disposals / reimbursements	Impairments/ reversals/ fair value adjustments	Other changes and reclassifications	Total changes
Investments in subsidiaries
EMSA SERVIZI (in liquidation)	5,000					—	5,000
IT TELECOM S.r.l.	14,136		(5,668)			(5,668)	8,468
IRIDIUM ITALIA (in liquidation)	545		(545)			(545)	—
LIBERTY SURF GROUP	289,700	630,000	(919,700)			(289,700)	—
LOQUENDO	3,224					—	3,224
MATRIX	162,640				1,469	1,469	164,109
NETESI (in liquidation)	—					—	—
OFI CONSULTING	35,109					—	35,109
OLIVETTI GESTIONI IVREA	428					—	428
OLIVETTI MULTISERVICES	40,403					—	40,403
OLIVETTI	122,554			(32,357)		(32,357)	90,197
PATH.NET	7,746					—	7,746
SAIAT	34,743					—	34,743
SATURN VENTURE PARTNERS (in liquidation)	7		(7)			(7)	—
SHARED SERVICES CENTER	2,188					—	2,188
TECNO SERVIZI MOBILI	53					—	53
TECO SOFT ARGENTINA (in liquidation)	—	110		(110)		—	—
TELECOM ITALIA AMERICA LATINA	4,769				(4,769)	(4,769)	—
TELECOM ITALIA AUDIT AND COMPLIANCE SERVICES (*)	2,250				15	15	2,265
TELECOM ITALIA CAPITAL	2,388			(2,388)		(2,388)	—
TELECOM ITALIA DEUTSCHLAND HOLDING	908,216					—	908,216
TELECOM ITALIA INTERNATIONAL	2,248,625				4,587,080	4,587,080	6.835,705
TELECOM ITALIA LATAM	—				4,769	4,769	4,769
TELECOM ITALIA MEDIA (*)	344,823			(148,478)	20	(148,458)	196,365
TELECOM ITALIA SAN MARINO	—					—	—
TELECONTACT CENTER	489					—	489
TELENERGIA	50					—	50
TELSY	14,512					—	14,512
TELECOM ITALIA FINANCE	1,448,390					—	1,448,390
TELECOM ITALIA LAB	686					—	686
TELECOM ITALIA SPARKLE	784,765					—	784,765
TIM BRASIL SERVICOS E PARTICIPACOES (*)	—				35	35	35
TIM INTERNATIONAL	4,587,080				(4,587,080)	(4,587,080)	—

	11,065,519	630,110	(925,920)	(183,333)	1,539	(477,604)	10,587,915

(*)	The column “Other changes and reclassifications” includes euro 70 thousand being the fair value of the rights to Telecom Italia shares granted free to resources with key strategic roles, employees or collaborators of companies in the Telecom Italia Group under the “Performance Share Granting” plan 2008-2011(“PSG”).

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	366

Note 46 - Investments

(thousands of euro)	Carrying amount 12/31/2007	Changes during the year					Carrying amount 12/31/2008
		Acquisitions/ subscriptions/ payments to absorb losses	Disposals / reimbursements	Impairments/ reversals/ fair value adjustments	Other changes and reclassifications	Total changes
Investments in associates and joint ventures
AREE URBANE	5,172			(4,668)		(4,668)	504
ASSCOM INSURANCE BROKERS	20					—	20
IM.SER	7	77		(38)		39	46
LI.SIT.	1,573					—	1,573
LUNA ROSSA CHALLENGE 2007	1,982		(1,960)		(22)	(1,982)	—
LUNA ROSSA TRADEMARK	9,326			(15)	(9,311)	(9,326)	—
NORDCOM	2,143					—	2,143
OCN TRADING (in liquidation)	1					—	1
PERSEO	18		(18)			(18)	—
SOFORA TELECOMUNICACIONES	1					—	1
TELBIOS	1,222			(952)		(952)	270
TELEGONO (in liquidation)	93		(93)			(93)	—
TIGLIO I	57,905			(5,830)		(5,830)	52,075
TIGLIO II	3,114					—	3.114
Consorzio CRIAI	—	282				282	282
Consorzio EO (in liquidation)	—					—	—
Consorzio Scuola Superiore Alta Formazione Università Federico II	26			(5)		(5)	21
Consorzio TEMA.MOBILITY	175	273		(34)		239	414
Consorzio TURISTEL (in liquidation)	26					—	26

	82,804	632	(2,071)	(11,542)	(9,333)	(22,314)	60,490

(thousands of euro)	Carrying amount	Changes during the year					Carrying amount 12/31/2008
		Acquisitions/ subscriptions/ payments to absorb losses	Disposals / reimbursements	Impairments/ reversals/ fair value adjustments	Other changes and reclassifications	Total changes
Investments in other companies
ASSICURAZIONI GENERALI (**)	5,571			(2,105)		(2,105)	3,466
BANCA UBAE	1,898					—	1,898
FIN. PRIV. (**)	15,375			(507)		(507)	14,868
IST. ENCICLOPEDIA ITALIANA G. TRECCANI	3,832					—	3,832
ISTITUTO EUROPEO DI ONCOLOGIA	2,116					—	2,116
NEW SATELLITE RADIO	7,000					—	7,000
SIA - SSB	11,278					—	11,278
Oher minor investments	3,717	490	(662)	(830)		(1,002)	2,715

	50,787	490	(662)	(3.442)	—	(3,614)	47,173
Total Investments	11,199,110	631,232	(928,653)	(198,317)	(7,794)	(503,532)	10,695,578

(**)	Investments valued at fair value.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	367

Note 46 - Investments

List of investments in subsidiaries, associates and joint ventures at december 31, 2008

(thousands of euro)	Head office		Share capital (1)	Equity (1)(2)	Profit (loss) (1)	% ownership	Share of equity (A)(3)		Carrying amount (B)(4)	Difference (B-A)
Investments in subsidiaries
EMSA SERVIZI (in liquidation)	Rome		5,000	5,897	348	100.00%	5,897		5,000	(897)
IT TELECOM	Pomezia (RM)		7,000	8,744	276	100.00%	8,744		8,468	(276)
LOQUENDO	Turin		3,574	8,740	1,110	99.98%	8,738		3,224	(5,514)
MATRIX	Milan		2,100	58,179	16,398	100.00%	48,179		164,109	115,930
NETESI (in liquidation)	Milan		435	(206)	(94)	100.00%	(206)	(5)	—	206
OFI CONSULTING	Ivrea (To)		95	45,854	941	100.00%	45,854		35,109	(10,745)
OLIVETTI GESTIONI IVREA	Ivrea (To)		100	415	(8)	100.00%	415	(5)	428	13
OLIVETTI MULTISERVICES	Milan		20,337	68,330	1,600	100.00%	68,330		40,403	(27,927)
OLIVETTI	Ivrea (To)		126,000	93,036	(34,369)	100.00%	90,197	(6)	90,197	—
PATH.NET (8)	Rome		7,724	11,796	668	100.00%	11,796		7,746	(4,050)
SAIAT	Turin		35,745	48,932	1,769	100.00%	48,932		34,743	(14,189)
SHARED SERVICES CENTER	Rome		1,757	5,505	(536)	100.00%	5,505		2,188	(3,317)
TECNO SERVIZI MOBILI	Rome		26	(7,223)	(517)	100.00%	(7,223)	(5)	53	7,276
TECO SOFT ARGENTINA (in liquidation)	Bueno Aires (Argentina)	Pes Arg. (.000)	12	(366)	—
			3	(76)	—	100.00%	(76)	(5)	—	76
TELECOM ITALIA LATAM	Sao Paulo (Brazil)	R$(.000)	118,926	18,070	(4,844)		—
			36,566	5,556	(1,489)	100.00%	5,556		4,769	(787)
TELECOM ITALIA AUDIT AND COMPLIANCE SERVICES	Milan		2,750	2,693	34	81.82%	2,203	(5)	2,265	62
TELECOM ITALIA CAPITAL SA	Luxembourg		2,336	123,177	(74,561)	99.9999%	123,176		—	(123,176)
TELECOM ITALIA DEUTSCHLAND HOLDING	Hamburg (Germany)		25	938,167	5,512	100.00%	938,167		908,216	(29,951)
TELECOM ITALIA INTERNATIONAL	Amsterdam (The Netherlands)		2,399,483	8,311,319	30,162	100.00%	8,311,319		6,835,705	(1,475,614)
TELECOM ITALIA MEDIA (7)	Rome		100,510	276,384	(67,338)	65.71%	115,969	(6)	196,365	80,396
TELECOM ITALIA SAN MARINO	San Marino		1,808	3,117	415	0.0001%	—		—	—
TELECONTACT CENTER	Naples		770	6,757	281	100.00%	6,757		489	(6,268)
TELENERGIA	Rome		50	11,947	3,165	100.00%	8,947		50	(8,897)
TELSY	Turin		390	16,534	(389)	100.00%	16,534		14,512	(2,022)
TELECOM ITALIA FINANCE	Luxembourg		542,090	1,345,323	(110,447)	100.00%	1,345,323		1,448,390	103,067
TELECOM ITALIA LAB	Luxembourg		370	1,078	247	99.99%	1,078		686	(392)
TELECOM ITALIA SPARKLE	Rome		200,000	1,059,632	159,366	100.00%	897,071	(6)	784,765	(112,306)

								(* )	10,587,880	(1,519,302)

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	368

Note 46 - Investments

(thousands of euro)	Head office		Share capital (1)	Equity (1) (2)	Profit (loss) (1)	% ownership	Share of equity (A)(3)		Carrying amount (B)(4)	Difference (B-A)
Investments in associates and joint ventures
AREE URBANE	Milan		308	13,335	(2,438)	31.65%	4,221		504	(3,717)
ASSCOM INSURANCE BROKERS	Milan		100	1,099	793	20.00%	220		20	(200)
IM.SER	Milan		21	21	(290)	40.00%	8	(5)	46	38
LI.SIT.	Milan		6,500	23,374	7,656	24.20%	5,657		1,573	(4,084)
NORDCOM	Milan		5,000	6,176	257	42.00%	2,594		2,143	(451)
OCN TRADING (in liquidation)	Ivrea (TO)		41	(62)	(2)	40.00%	(25)	(5)	1	26
SOFORA TELECOMUNICACIONES	Buenos Aires (Argentina)	Pesos Arg. (.000)	439,702	838,243	243,561
			91,520	174,473	50,695	32.50%	56,704	(6)	1	(56,703)
TELBIOS	Milan		1,899	3,726	(1,085)	32.86%	1,224		270	(954)
TIGLIO I	Milan		5,256	126,105	(3,315)	45.70%	57,629		52,075	(5,554)
TIGLIO II	Milan		6,185	8,250	(127)	49.47%	4,081		3,114	(967)
Consorzio CRIAI	Portici (NA)		589	609	15	47.93%	292		282	(10)
Consorzio EO (in liquidation)	Rome		16	15	(1)	50.00%	8		—	(8)
Consorzio Scuola Superiore Alta Formazione Università Federico II (in liquidation)	Naples		127	106	(11)	20.00%	21		21	—
Consorzio TEMA.MOBILITY	Turin		850	840	(10)	50.00%	420		414	(6)
Consorzio TURISTEL (in liquidation)	Rome		77	77	—	33.33%	26		26	—

									60,490	(72,589)

(*)	The amount does not include euro 35 thousand being the fair value of rights to Telecom Italia ordinary shares granted free to employees of Tim Brasil Servicos e Participacoes under the “Performance Share Granting” plan 2008 – 2011 (“PSG”).
(1)	Data taken from the last approved financial statements. For the subsidiaries data IFRS prepared for the consolidated financial statements.
(2)	Includes profit (loss).
(3)	Net of dividends to be paid.
(4)	Includes payments made to the investment account.
(5)	Covered by provision for losses of subsidiaries and associates.
(6)	Data taken from the consolidated financial statements.
(7)	Stock market price at December 31, 2008 is equal to euro 196 thousand.
(8)	Share capital is net of receivables from shareholders for payments still due.

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	369

Note 46 - Investments

•	Certification of the separate financial statements pursuant to art. 81-ter of Consob regulation 11971 dated May 14, 1999, with amendments and additions

1.	We, the undersigned, Franco Bernabè as the Chief Executive Officer and Marco Patuano, as the Manager responsible for preparing Telecom Italia S.p.A.’s financial reports, certify, having also considered the provisions of art. 154-bis, paragraph 3 and 4, of Legislative Decree 58 dated February 24, 1998:

•	the adequacy in relation to the characteristics of the company and

•	the effective application

of the administrative and accounting procedures used in the preparation of the separate financial statements for the 2008 fiscal year.

2.	Telecom Italia has adopted as its framework for the definition and assessment of its internal control system, with particular reference to the internal controls surrounding the preparation of the financial statements, the Internal Control – Integrated Framework model issued by the Committee of Sponsoring Organizations of the Treadway Commission.

3.	The undersigned also certify that:

3.1	the separate financial statements at December 31, 2008:

a)	are prepared in conformity with International Financial Reporting Standards adopted by the European Union pursuant to EC regulation 1606/2002 of the European Parliament and Council dated July 19, 2002 (International Financial Reporting Standards – IFRS) as well as the legislative and prescribed provisions in force in Italy with particular reference to the measures enacted for the implementation of Legislative Decree 38 dated February 28, 2005, art. 9;

b)	agree with the results of the accounting records and entries;

c)	fairly and correctly present the financial condition, results of operations and cash flows of the Issuer;

3.2	The report on operations contains a reliable analysis of the performance and results of operations, as well as the situation of the Issuer, together with a description of its exposure to major risks and uncertainties.

February 27, 2009

Franco Bernabè	Marco Patuano
Chief Executive Officer	Manager responsible for preparing
the Company’s financial reports

Telecom Italia S.p.A. Separate Financial Statements at December 31, 2008	370

Certification of the Separate Financial Statements

Independent auditors’ report

pursuant to Article 156 of Legislative Decree No. 58 of February 24, 1998

(Translation from the original Italian text)

To the Shareholders

of Telecom Italia S.p.A.

1.	We have audited the financial statements of Telecom Italia S.p.A. as of and for the year ended December 31, 2008, comprising the balance sheet, the statements of income, changes in equity and cash flows and the related explanatory notes. The preparation of these financial statements in compliance with International Financial Reporting Standards as adopted by the European Union and with art. 9 of Italian Legislative Decree n° 38/2005 is the responsibility of the Telecom Italia S.p.A.’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.	Our audit was made in accordance with auditing standards and procedures recommended by CONSOB (the Italian Stock Exchange Regulatory Agency). In accordance with such standards and procedures, we planned and performed our audit to obtain the information necessary to determine whether the financial statements are materially misstated and if such financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, as well as assessing the appropriateness and correct application of the accounting principles and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

For our opinion on the financial statements of the prior year, which are presented for comparative purposes as required by the law, reference should be made to our report dated March 26, 2008.

3.	In our opinion, the financial statements of Telecom Italia S.p.A. as of December 31, 2008 have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union and with art. 9 of Italian Legislative Decree n° 38/2005; accordingly, they present clearly and give a true and fair view of the financial position, the results of operations, the changes in equity and the cash flows of Telecom Italia S.p.A. for the year then ended.

4.	The management of Telecom Italia S.p.A. is responsible for the preparation of the Report on Operations in accordance with the applicable laws and regulations. Our responsibility is to express an opinion on the consistency of the Report on Operations with the financial statements as required by art. 156, paragraph 4-bis, letter d) of the Legislative Decree 58/98. For this purpose, we have performed the procedures required under Auditing Standard No. 001 issued by the Italian Accounting Profession (CNDCEC) and recommended by CONSOB. In our opinion the Report on Operations is consistent with the financial statements of Telecom Italia S.p.A. as of December 31, 2008.

Milan, Italy
March 16, 2009

Reconta Ernst & Young S.p.A.
Signed by: Nadia Locati, Partner

Reconta Ernst & Young S.p.A.
Sede Legale: 00196 Roma - Via G.D. Romagnosi, 18/A
Capitale Sociale € 1.402.500.00 i.v.
Iscritta alla S.O. del Registro delle Imprese presso la CC.I.A.A. di Roma
Codice fiscale e numero di iscrizione 00434000584
P.I. 00891231003
Iscritta all’Albo Revisori Contabili al n. 70945 Pubblicato sulla G.U.
Suppl. 13 - IV Serie Speciale del 17/2/1998
Iscritta all’Albo Speciale delle società di revisione
Consob al progressivo n. 2 delibera n.10831 del 16/7/1997

A member firm of Ernst & Young Global Limited

Report of the Board of Statutory Auditors

to the shareholders’ meeting

of Telecom Italia S.p.A. pursuant

to article 153 of legislative decree 58/1998

Dear shareholders,

During the year ended December 31, 2008 the Board of Statutory Auditors of Telecom Italia S.p.A. (the “Company”) performed the supervisory activities required by law, taking into account the standards recommended by the Italian Accounting Profession and the Consob communications on corporate controls and the activity of the board of statutory auditors.

As in previous years, we obtained the information we needed for the performance of our duties of general supervision by holding hearings with managers in the various organizational units and regularly attending the meetings of the Board of Directors and the Executive Committee.

In addition, we received periodic information on the action taken by the executive directors using their delegated powers and on the implementation of transactions approved by the Board of Directors.

This was in accordance with the procedure, adopted some time ago by the Company on a self-regulatory basis, governing the flow of information to directors and statutory auditors so as to regulate and coordinate all the mechanisms serving the common purpose of providing them with the information they need on a continuous basis to perform their management and control functions properly.

In particular, the procedure governs the collection and transmission to directors and statutory auditors of information on: the activity carried out by the Company; the transactions of greatest significance for its profitability, financial position and assets and liabilities; transactions with related parties (including intra-group transactions); and atypical and unusual transactions.

* * *

1. On the basis of the information we received and the analyses we performed, the transactions having the greatest economic, financial and balance-sheet effects entered into by the Company, including those entered into through companies in which it owned a direct or indirect interest, were essentially the following:

•	June 26, 2008 saw the signing of the document for the merger of Tim international into Telecom Italia International (effective as of June 27, 2008);

•

August 26, 2008 saw the sale to Iliad S.A. of the entire holding of Telecom Italia S.p.A. in Liberty Surf Group S.A., the Internet Service Provider that operates in France, primarily with Telecom Italia’s Alice trademark, for a consideration of euro 455,991,000, net of the price adjustment and accessory expenses;

•

September 23, 2008 saw the conclusion, with the purchase of the maximum number of treasury shares (25,000,000), of the first tranche of the treasury share purchase programme announced on August 8, 2008 for the plan for the assignment, free of charge, of Telecom Italia S.p.A. ordinary shares reserved to the top management of the Group (the Company provided further details in a press release dated September 26, 2008).

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On June 4, 2008 Telecom Italia Capital issued a multi-tranche USD 2 billion bond loan on the US market, which is part of the USD 10 billion programme that was the subject of shelf registration at the Security Exchange Commission (SEC) in 2005 and listed on the Luxembourg Stock Exchange. The issue has been divided into the following tranches:

•	USD 1 billion, annual fixed rate of 6.999%, issued at par, maturity June 4, 2018;

•	USD 1 billion, annual fixed rate of 7.721%, issued at par, maturity June 4, 2038.

* * *

On June 12, 2008 Telecom Italia Finance S.A. issued a euro 138.83 million variable rate bond loan (coupon 3-month Euribor + 1.30%, issued at par, maturity June 14, 2010).

* * *

The above transactions are all described in the notes to the financial statements of the Telecom Italia Group and Telecom Italia S.p.A. and in the Board of Directors’ Report on Operations for 2008. We verified that they were carried out in conformity with the law, the bylaws and the principles of proper management and that they were not manifestly imprudent or reckless, in contrast with the resolutions approved by the shareholders’ meeting or such as to compromise the integrity of the Company’s patrimony.

2. We did not find any evidence during 2008 of atypical and/or unusual transactions entered into with third parties or related parties (including Group companies).

Information on the main intra-group transactions and those with other related parties that were carried out in 2008, together with a description of their characteristics and economic effects, can be found in the notes to the financial statements of the Telecom Italia Group and Telecom Italia S.p.A. After obtaining information on the checks carried out by the external auditors, Reconta Ernst & Young, and drawing on the support of the Group Compliance Officer, we verified that the Company had adopted practices aimed at ensuring the procedural and substantial correctness and transparency of the decision-making and implementation of the transactions carried out by Telecom Italia with related parties. In particular, we monitored compliance with the principles adopted by the Company in this field. In fact last year saw the continued application of the “Rules of Conduct for Related Party Transactions”, adopted on a self-regulatory basis in 2002 and now contained in the Company’s Self-Regulatory Code (for more details, see the “Annual report on the Corporate Governance”).

3. The information given in the notes to the financial statements of the Telecom Italia Group and Telecom Italia S.p.A. regarding the Company’s transactions with related parties and intra-group transactions is adequate in relation to the size and structure of the Company and the Group.

4. On March 16, 2009 the audit firm, Reconta Ernst & Young, issued the reports referred to in Article 156 of Legislative Decree 58/1998 attesting that the financial statements of Telecom Italia S.p.A. and the Telecom Italia Group for the year ended December 31, 2008 complied with the provisions governing the preparation of financial statements, had been drawn up clearly and gave a true and fair view of the Company’s and the Group’s balance-sheet situation, financial position, results for the year, changes in shareholders’ equity and cash flows. The audit firm was also of the opinion that the Report on Operations was consistent with the financial statements of Telecom Italia S.p.A. and the Telecom Italia Group.

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In fulfilling the obligations deriving from the Board of Statutory Auditors acting as the Company’s Audit Committee pursuant to US law, in 2005 we adopted a procedure for the receipt, retention and treatment of reports, which can be of the following types:

•	“Statement of violations” submitted by shareholders concerning matters deemed to be censurable;

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•

“complaints” by any person, thus including non-shareholders, concerning alleged irregularities, censurable facts or, more generally, any problem or issue deemed to merit investigation by the control body;

•	“complaints” submitted by any person regarding “accounting, internal accounting controls or auditing matters”

•	“concerns” submitted anonymously or otherwise by employees of the Company or the Group regarding “questionable accounting or auditing matters”

The Governance section of the Company’s website contains the instructions for submitting reports (statements of violations, petitions, complaints and concerns) in paper-based and electronic form to the Board of Statutory Auditors/Audit Committee.

5. In 2008 we received three complaints under Article 2408 of the Civil Code.

In particular, during the shareholders’ meeting held on April 14, 2008 we received a complaint from a shareholder who considered the fact that several requests to speak had already been received before the start of the meeting and, believing this to be procedurally incorrect, requested that they be annulled.

We did not find any omissions, censurable facts or irregularities to report insofar as we deemed the answers given by the Chairman of the meeting to have been exhaustive.

Secondly, we received a letter dated July 23, 2008 from the ASATI shareholders’ association, in which, having learned from the press of “an illicit collection of confidential information by the Company’s top management such as would also involve the administrative liability of the Company under Law 231/2001”, it noted, on the one hand, the inadequacy of the security measures adopted by Telecom Italia S.p.A. to avoid illegal conduct and, on the other, that of the Board of Statutory Auditors’ report to the shareholders’ meeting under Article 153 of the Consolidated Law on Finance. The association therefore invited us to carry out appropriate investigations and to report thereon. In this respect we refer readers to what follows below in relation to the interventions in relation to the Company’s 231 Organizational Model and the so-called Tavaroli affair.

Thirdly, on August 7, 2008 we received a complaint from Spal Tlc under Article 2408 of the Civil Code, in which it raised several matters with regard to the Company’s conduct. However, since a judicial dispute is under way between the shareholder and Telecom Italia, we shall express our opinion only at the end of the proceeding.

6. During the year we received 45 petitions, basically concerning technical, commercial, accounting and administrative problems. With the assistance of the Group Compliance Officer, we have carried out appropriate inquiries into all the petitions without as yet finding irregularities to report to the shareholders’ meeting.

7. During the 2008 fiscal year the Company engaged Reconta Ernst & Young S.p.A. to perform services other than the statutory audit. The table below shows the fees for this work, excluding out-of-pocket expenses and VAT.

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Reconta Ernst & Young

(euro)
• Audit procedures performed in relation to the Telecom Italia Group’s minority interests and holdings giving joint control at December 31, 2007	125,000.00

• Agreed procedures connected with the issue of the comfort letters for the updating of the euro 15,000,000,000 Euro Medium Term Note Programme	90,000.00

• Performance of SAS 70 Type II tests and issue of a report for the fiscal year ended December 31, 2006 on Telecom Italia’s management in outsourcing of the service of running and maintaining the SAP R/3 system on behalf of Endesa Italia	30,000.00

• Assistance and accounting advisory services provided in connection with the review of Telecom Italia’s Form 20-F 2006 conducted by the Securities and Exchange Commission (SEC)	39,650.00

• Agreed procedures in relation to the reclassified income statement and balance sheet for the “mobile network services” for the year ended December 31, 2006	30,000.00

• Agreed procedures in relation to the reclassified income statement and balance sheet for the “fixed network services” for the year ended December 31, 2006	30,000.00

• Agreed test procedures with reference to some costs for professional and advisory services incurred by the Security Function of the Telecom Italia Group in prior fiscal years	60,000.00

• Agreed procedures for the issue of the attestation of sales revenue requested by the tender organized by the Centro Nazionale per l’Informatica nella Pubblica Amministrazione (“CNIPA”) for the award of a strategic control, analytical accounting and management control service for distribution in ASP mode for governmental bodies	3,000.00

• Agreed procedures for carrying out tests on the documentation referred to in Article 6.3 of Decree 76/2008 concerning costs incurred by the Company in respect of R&D so as to have the tax credit referred to in Article 2 of the same decree recognized	27,500.00

• Limited review of the abbreviated half-yearly consolidated financial statements of Telecom Italia S.p.A. at June 30, 2008, prepared in conformity with the IFRS issued by the International Accounting Standards Board for the purposes of Form 6-K, to be filed with the Security and Exchange Commission (SEC)	100,000.00

• Agreed test procedures for the issue of the attestation of the sales revenue declared by Telecom Italia when participating in the tender organized by Consip S.p.A. for the “Supply of voice networks, equipment and services for governmental bodies”	3,500.00

• Agreed procedures in relation to the reclassified income statement and balance sheet for the “mobile network services” for the year ended December 31, 2007	30,000.00

• Agreed procedures in relation to the reclassified income statement and balance sheet for the “fixed network services” for the year ended December 31, 2006	30,000.00

• Agreed procedures connected with the issue of the consent letter serving for the preparation of the new Registration Statement on Form F-3	100,000.00

• Agreed test procedures for the issue of the attestation of the sales revenue declared by Telecom Italia when participating in the tender organized by Consip S.p.A. for the “Supply of Microsoft Office user licenses, CD-Roms, and user manuals”	3,000.00

Total	701,650.00

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8. In 2008 the Company had some services performed by persons linked by continuous work relationships to Reconta Ernst & Young and/or companies belonging to the Ernst & Young international network (in particular Ernst & Young Financial – Business Advisors S.p.A.). The fees for this work, excluding out-of-pocket expenses and VAT, are summarized below:

Ernst & Young Financial-Business Advisors S.p.A.

(euro)
• Support for the analysis and testing of the evolutionary aspects of reporting for regulatory accounting and processing for accounting separation	105,000.00

• Vendor Due Diligence procedures (Financial, Tax & IT) on the Liberty Surf Group:
- Financial Vendor Due Diligence	320,000.00
- Tax & IT Due Diligence	60,000.00
- Activity for the Q&A process	30,000.00

• Supplementary procedures for the Vendor Due Diligence on the Liberty Surf Group	225,000.00

• Agreed test procedures for the programme for fulfilling the regulatory obligations of the fixed-network regulatory accounting for the years 2006-07	420,000.00

• Review of the regulatory analysis model in support of the Regulatory Affairs “Economic Models of Regulation”	179,000.00

• Agreed test procedures to be applied to the security plans prepared by the technical functions for systems that handle traffic data and data serving to meet judicial needs and to the plans produced for the mitigation of the risks identified	236,000.00

• Assistance in the analysis of processes linked to the new CRM platform planned by Telecom Italia NWS (National Wholesale Services) and included among Telecom Italia’s commitments vis-à-vis the Italian Communications Authority (AGCom)	467,000.00

Total	2,042,000.00

9. During the year we issued three opinions pursuant to the third paragraph of Article 2389 of the Civil Code concerning the remuneration of directors entrusted with particular duties.

10. In 2008 the Board of Directors and the Executive Committee of the Company held respectively ten and four meetings, in all of which we participated.

The Internal Control and Corporate Governance Committee met eight times and the Appointment and Remuneration Committee ten times.

We met 25 times; depending on the problems to be addressed, many of these meetings were held jointly with the Internal Control and Corporate Governance Committee.

We also took part in all of the meetings held by the Internal Control and Corporate Governance Committee with the participation of our Chairman (or at least one statutory auditor designated by him).

We participated in the shareholders’ meeting of the Company held on April 14, 2008.

11. For matters within its sphere of authority, the Board of Statutory Auditors monitored compliance with the principles of proper management by organizing hearings, carrying out checks and investigations, gathering information from the heads of functional units and members of the management, and holding meetings with the person responsible for internal control, the Company’s Group Compliance Officer, the Internal Control and Corporate Governance Committee and the audit firm, Reconta Ernst & Young (in the latter case for the exchange of data and information relevant for the performance of our respective duties, in accordance with Article 150.3 of Legislative Decree 58/1998).

We are of the opinion that the corporate governance mechanisms adopted by the Company are an effective means of ensuring compliance with the principles of correct management of operations. More specifically, as regards the decision-making of the Board of Directors, we ensured, by participating in the directors’ meetings, the compliance of operational decisions with law and the bylaws.

We also verified that the resolutions in question were backed by analyses and checks – with recourse made to external experts when necessary – concerning the economic and financial fairness of transactions and their correspondence with the Company’s interest.

12. We obtained information and monitored the adequacy of the Company’s organizational structure through reports from the competent bodies, hearings of the heads of functional units, and meetings with the persons responsible for the internal and external audit functions.

In conformity with the 2009-11 business plan, the operational structure of the Telecom Italia Group has undergone a series of organizational changes aimed at implementing the planned customer-centric organization, bringing the staff structures into line, and redesigning the organizational and managerial arrangements of Tim Brasil.

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The Company’s new organizational model is based on four separate structures that are technically and functionally independent and financially independent for matters covered by their budgets.

•

the Domestic Market Operations Department has been entrusted with organizing and carrying out the development and management of the domestic market; it is also responsible for overall (pre-sales, sales and post-sales) support for consumer and business customers and top clients, and the service and product innovation and customer satisfaction processes.

•

the Technology & Operations Department provides integrated management of the development, implementation and operation of network infrastructure, plant, information technology, and customer service delivery and assurance; it is also responsible for managing the Group’s whole property portfolio and for the integrated development and maintenance of building infrastructure and related technical plant;

•

the National Wholesale Services Function is concerned with the national licence-holder operators, including by means of the development and operation of the portfolio of wholesale services, for which - with a view to compliance with the regulatory rules and the commitments recently approved by the AGCom (Resolution 718/08/CONS) - appropriate organizational measures must be kept in place in terms of administrative and accounting separation and transparency, so as to ensure the Function’s separation from the organizational units responsible for managing the network and selling final services;

•

the Staff functions coordinate the support services for the Domestic Market Operations Department, the Technology & Operations Department and the National Wholesale Services Function. More generally, it is also responsible for overseeing the operational activities (including oversight of purchasing, the supply chain and facility services) that serve the business.

In its meeting on February 27, 2009 the Board of Directors took note of the organizational changes to the structure of the Company and of the transcending of the Directorates General and accordingly voted to eliminate the positions of General Manager to which the head of Technology & Operations and the present Diretor Presidente of Tim Partecipaçoes had earlier been appointed.

During the same meeting on February 27, 2009 the Board of Directors identified the managers with strategic functions as the executive directors (the Chairman and the Managing Director) and the persons who pro tempore are: the Chief Financial Officer, the Diretor Presidente of Tim Brasil, and the heads of Domestic Market Operations, Technology & Operations, Disposals, Human Resources and Organization, General Counsel & Corporate and Legal Affairs, and Purchasing.

In addition to legal representation of the Company, the Chairman was assigned the following powers: supervision of the preparation of strategic, business and financial plans and their development and implementation; supervision of the design of organizational structures and of the economic and financial performance; and responsibility for overseeing the examination and definition of the strategic guidelines for the internal control system.

The Chairman is directly responsible for the following staff functions General Counsel & Corporate and Legal Affairs, and Public Affairs, and for the company Telecom Italia Audit & Compliance Services.

The Managing Director - in addition to legal representation of the Company and all the powers, to be exercised with a single signature, needed to carry out all the acts involved in the Company’s various activities, without any exceptions - was assigned responsibility for the overall governance of the Company and the Group and, in particular with: responsibility for drawing up, submitting to the Board of Directors and subsequently developing and implementing the strategic, business and financial plans; responsibility for defining the organizational arrangements; and all the organizational responsibilities involved in ensuring the operation and growth of the business.

The Managing Director is directly responsible for the following staff functions: Administration Finance and Control, Human Resources and Organization, Domestic Legal Affairs, Purchasing, External Relations, Strategy, Equivalence and Regulatory Affairs, Security and Disposals and for the Departments/Functions of the TLC business, Tim Brasil and the Media Business Unit.

The system of “Group Committees” is one of the main instruments for the governance and operational integration of the Group.

The aim of the system is to:

•	monitor the implementation of strategies, the development of plans and the results obtained;

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•	ensure the overall coordination of business activity and governance of matters of transversal interest;

•	enhance the necessary operational synergies between the various functions involved in technological, business and support processes.

•	promote the integrated development of innovation processes within the Group.

The system of Group Committees is currently being reviewed in light of the recent reorganization measures adopted.

An updating process is accordingly under way aimed at verifying the compatibility of the present setup of the Group Committees with the new organizational arrangements rather than their duties and composition. At present (i.e. prior to the review) the system of Group Committees is as follows:

•	the “Management Committee”, which provides coordination of the Group’s activities and ensures the unitary nature of the development and implementation of business strategies;

•	the “Business Review: Operations” committee, which analyzes results and checks the progress of the main projects and action plans;

•	the “Business Review: Media” committee, which analyzes the results of the Media Business Unit and checks the progress of its main projects and action plans;

•	the “Business Review: Olivetti” committee, which analyzes the results of the Olivetti Business Unit and checks the progress of its main projects and action plans;

•

the “Crisis Management Board” ensures the implementation of the organizational model for the prevention and management of crises, provides strategic and operational guidelines at Group level for overcoming emergencies and crises, and ensures the coordination of the related communication activities vis-à-vis internal and external stakeholders;

•	the “Investment Committee” approves investments that exceed the thresholds established for delegated powers;

•	the “Technological Innovation Committee” provides integrated oversight of the processes of technological innovation and development;

•

the “Group Risk Management Committee” identifies, assesses and manages Group risks, establishes guidelines for IT and data security, coordinates the contingency plans serving to ensure business continuity and monitors the effectiveness of the measures adopted;

•

the “Group Information Technology Governance Committee” defines the IT guidelines for the Group, guides the technological choices and IT investments in accordance with the needs of the business, and monitors the progress of the main IT initiatives and the quality and cost effectiveness of the solutions;

•

the “Group Security Committee” provides integrated coordination of the Group’s security and crisis management activities and monitors the progress of the main projects and the effectiveness of the solutions adopted;

•

the “Group Steering Committee for Relations with Telefónica” identifies areas and activities offering scope for synergies between the two Groups, proposes plans for their realization, and verifies their consistency with national and international legislation, the rules of regulatory authorities and self-regulatory measures.

•

the “Group Quality Governance Committee” guides and supervises initiatives and activities aimed at achieving end-to-end improvement in the quality of processes, monitors the results obtained, and analyzes them in light of the quality requirements of regulatory authorities, the most important complaints of customers and, more generally, the feedback coming from all the Company’s stakeholders. In addition, the committee oversees the process of creation and quality certification and the launch of new customer products and services, especially those that have the greatest impact in terms of image and competitive positioning in the market, without prejudice to the operational responsibilities of the technical and business structures involved.

•	the “Group Digital Content Committee” guides the choices of and governs the relations between the various Group structures involved in processes connected with the digital content area;

•

the “231 Steering Committee” identifies the scope for improvement/integration in relation to the 231 Organizational Model, coordinates the implementation of the related plans and ensures that information is provided to the governing bodies on the implementation of the 231 organizational Model;

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•	the “IT Compliance Steering Committee” ensures oversight of the degree of alignment of corporate systems with the legal framework and the provisions of the Personal Data Protection Office;

•	the “Disposals Plan Steering Committee” establishes the strategy and calendar for planned disposals (the setting up of this committee is part of the implementation of the 2009-11 Strategic Plan);

•	the “Converging Offers Steering Committee” integrates and coordinates the development of converging offers, the related marketing channel policies and caring systems;

•	the “Management Office Program” ensures overall management of the program for the shift by the Domestic Market Operations unit towards the customer-centric business model.

13. In 2008 we monitored the internal control system adopted by the Company and assessed its adequacy, including by means of periodic meetings with the management and the person responsible for internal control, joint meetings with or participation in the meetings of the Internal Control and Corporate Governance Committee, and the acquisition of documents.

As for the complex architecture of the internal control system, for some time now the performance of the internal audit function within the Company and the Group has been entrusted to a limited consortium company called Telecom Italia Audit & Compliance Services, whose primary object is the impartial and independent performance of “internal auditing and compliance activities, both direct (231 Organizational Model, Article 154-bis of the Consolidated Law on Finance and Section 404 of the Sarbanes-Oxley Act) and indirect vis-à-vis the consortium partners and the companies in which they have direct and indirect shareholdings”.

In view of the activity carried out by Telecom Italia Audit & Compliance Services, Telecom Italia (in the same way as the other Group company in the consortium, Telecom Italia Media) has made the internal audit consortium company, in the person of the director designated by the Company, the “person responsible for internal control”.

This person reports on his work to the Board of Statutory Auditors, the Internal Control and Corporate Governance Committee and the director responsible for the internal control system (currently the Chairman), who is charged with determining, in accordance with the guidelines laid down by the Board of Directors, the mechanisms and procedures for implementing the internal control system and any corrective action that needs to be taken.

The activity of the person responsible for internal control is based mainly on an annual plan of audit and compliance activities set, since 2009, within the framework of a three-yearly plan with the aim of covering the entire Company during the duration of the plan, albeit with margins of flexibility permitting unexpected needs to be met.

In addition to the annual audit plan there are quarterly programmes (comprising interventions identified autonomously by the person responsible for internal control or on the basis of indications received from the Company’s management or the control bodies or made necessary by problems that arise during the year).

The person responsible for internal control reports periodically on the results obtained to the director responsible for the internal control system, the Board of Statutory Auditors, the Internal Control and Corporate Governance Committee, and for matters for which they are competent to the Supervisory Panel, the audit firm and the Financial Disclosure Support Group (a coordinating body at managerial level).

In addition to the criterion of covering all the Company’s structures, the driver in the selection of the audit interventions is risk analysis, while a proportion of between 20% and 30% of interventions is reserved for follow-up activities.

In 2005 the Company created the position of Group Compliance Officer, who is charged with linking and coordinating plans for improving the Group’s internal control system and with overseeing and facilitating the relationship between management and the system. The Group Compliance Officer is also required to ensure the soundness of the methods employed in the management of risk, with the assistance of the Compliance Managers.

As regards Article 36(1)(c)(ii) of Consob’s Market Regulation (conditions for the listing of shares of companies with control over companies established and regulated under the law of non-EU countries), we have not found any facts or circumstances resulting in the unsuitableness of the administrative and accounting system for regular reporting to the management and auditor of the parent company of the financial position, income statement and balance sheet data necessary for preparing the consolidated financial statements.

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As part of the check on the ability of the internal control system to ensure compliance with the provisions of Legislative Decree 231/2001 regarding administrative liability for offences committed by employees and collaborators, we remind you that in 2003 the Company adopted an “Organizational Model” which is divided into “general internal control principles”, “behavioural principles” (consisting of a set of rules for relations with representatives of governmental bodies for corporate issues and transactions involving shares and other securities of the Company) and “internal control checklists” specifying the main stages of every process, the offences that may be committed in relation to individual processes and the control activities to prevent the related risks from arising.

The Model is revised periodically, both to take account of the experience gained in its application and to incorporate additional cases provided for by law. During 2008 the 231 Organizational Model was updated and progressively improved; some interventions were made necessary by changes in the law, others were deemed desirable in the light of experience with the Model, and yet others to implement the recommendations of the independent consultant that the Company engaged to make an assessment of the Organizational Model adopted.

Monitoring of the functioning of and compliance with the Model is performed by a Supervisory Panel made up of a statutory auditor, an independent director on the Internal Control and Corporate Governance Committee and the person responsible for the internal control system. In the performance of its tasks, the Supervisory Panel receives operational support from the “Compliance Support Group”, a special unit created for the purpose within Telecom Italia Audit & Compliance Services.

* * *

The internal control system, considered as a whole and allowing for its necessarily “evolutionary” nature, did not show major problems.

We have continued, sometimes jointly with the Internal Control and Corporate Governance Committee, to monitor the so-called Tavaroli affair and its passage through the courts and the aspects of compliance whose importance and delicacy the affair revealed, with special reference to the protection of personal and traffic data. In this respect it appears to be firmly established now that the continuous evolution of legal requirements and the rising trend of standards call for an equally continuous upgrading of the solutions adopted. Accordingly, now that the period of exceptional measures to cope with the emergency is over, we have turned our attention to the structural aspects of compliance and internal control. We have agreed with the Committee on the need for a review, currently under way, of the organizational logic that provides the basis for safeguarding the legal and IT components of compliance, aware that effective governance of these aspects is of strategic importance in order to ensure the efficiency and fairness of business and reporting processes.

Turning to the judicial developments concerning the so-called Tavaroli affair, with the notice of the completion of the investigations under Article 415-bis of the Code of Criminal Procedure the Company was entered in the register of persons under investigation in relation to Legislative Decree 231/2001 following the charging of employees and collaborators of the Company (and in particular the former head of the Security Function) of a predicate offence (i.e. corruption of public officials), we engaged two independent experts to assist us in analyzing the notice of the completion of the investigations referred to above and the abundant documentation filed with the proceedings.

We also asked the experts to make a careful examination of the documentation in order to inform us of any facts or elements that we had not already considered in our earlier activity (reported on under Article 153 of the Consolidated Law on Finance in the Annual Reports for 2006 and 2007 and the Half-Yearly Report for 2007).

Upon completing this activity, we established a methodological procedure - on the basis of criteria such as the importance of documents, the order of priority of the various interests, and the feasibility of the tasks - with a view to the possibility of its being carried out under the new mandate of the Board of Statutory Auditors.

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We have found evidence of cases of SIM cards being registered under false names. These cases have attracted the attention of all the participants in the control system and we have subjected them to monitoring. For the moment we have taken note of the results of the checks carried out, each for the part for which it is competent, by the audit unit of Telecom Italia Audit & Compliance Services and the Security Function, and of the initiatives undertaken to strengthen the prevention of the phenomenon and repress behaviour not consistent with the ethical principles the Telecom Italia Group has adopted. We have also taken note of the decisions taken by the Company to pursue the collaborators involved with determination, including through the application of severe sanctions.

14. We evaluated and monitored the adequacy of the administrative and accounting system and its reliability in correctly representing transactions. We performed this task by obtaining information from the heads of the competent organizational structures, examining Company documents and analyzing the results of the work carried out by the audit firm, Reconta Ernst & Young. We also took note of the results of the checks performed by the audit firm, Reconta Ernst & Young, concerning the correct use of the applicable accounting standards in preparing the consolidated Group financial statements and the financial statements of Telecom Italia S.p.A.

15. We examined the instructions issued by Telecom Italia to its subsidiaries in accordance with Article 114.2 of Legislative Decree 58/1998 and deemed that they were adequate for the purpose of fulfilling the Company’s legal disclosure obligations. It should be noted in this respect that the Company has formal procedures governing the flow of information from its subsidiaries, especially regarding major transactions.

As indicated in our report for 2007, the Company has adopted a “Procedure for the management and public disclosure of inside information”, which governs the management of inside information regarding the whole Telecom Italia Group and is addressed to the members of the governing bodies, employees and outside collaborators of all the companies of the Group. It also applies to all subsidiaries for the purpose of promptly obtaining the information needed for timely and correct compliance with public disclosure requirements. The procedure also governs the register of persons with access to inside information, which has been operational since April 1, 2006.

16. We checked - on the basis of information obtained from management and the audit firm, Reconta Ernst & Young - the Company’s compliance with IAS/IFRS as well as with the statutory and regulatory provisions governing the layout and preparation of the financial statements of Telecom Italia S.p.A., the consolidated financial statements of the Telecom Italia Group and the Report on Operations. In particular, we inform you that: i) the Group results by business sector and geographical area are presented taking account of IAS 14 (in accordance with the relevant Consob regulations); ii) the disclosures referred to in Consob Resolution 15519 of July 27, 2006 and Consob Communication Dem/6064293 of July 28, 2006 have been made; and iii) the information referred to in Bank of Italy/Consob/Isvap document no. 2 of February 6, 2009 has been supplied.

17. We monitored the implementation of the principles of corporate governance laid down in the Corporate Governance Code drawn up by Borsa Italiana’s Committee for the Corporate Governance of Listed Companies, which the Company has adhered to.

The Telecom Italia Board of Directors (with 15 members at present) has 13 non-executive directors, 5 of whom the Board considers to qualify as independent on the basis of their individual declarations. It should be noted in this respect that the Company has adopted the criteria established by Borsa Italiana’s Corporate Governance Code for determining whether directors qualify as independent. On the basis of the information in the Company’s possession, provided by the directors, the Board verified that the directors classified as independent satisfied the independence requirements in its meeting February 27, 2009; the results of the assessment were communicated to the market.

The assessment was followed by the Board of Statutory Auditors, which also carried out the checks for which it was competent, finding compliance with the requirements for the membership of the Board of Directors (the presence of at least two members satisfying the independence requirements established by law for statutory auditors).

Other information	384

Report of the Board of Statutory Auditors

Despite the imminent termination of its term of office, the Board of Statutory Auditors verified that each of its members satisfied the independence requirements pursuant to Article 148.3 of the Consolidated Law on Finance.

In conformity with the recommendations of Borsa Italiana’s Corporate Governance Code, since 2000 the Board of Directors has had an Internal Control and Corporate Governance Committee, composed of non-executive directors with experience in accounting and financial matters; the majority of these directors are independent. The Committee is charged with providing advice and making proposals. In particular, it evaluates the adequacy of the internal control system and the work plan prepared by the person responsible for internal control, monitors the effectiveness of the audit process and compliance with the rules for related-party transactions, and defines the procedures and time limits for conducting the “board performance evaluation”.

During 2008 the following board committees were created:

•

an Executive Committee made up of the executive directors (the Chairman and the Managing Director) and non-executive directors. This committee is charged with monitoring the performance of operations at Company and Group level, approving the executive directors’ proposals for macro organizational arrangements, submitting opinions to the Board on the budget and the strategic, business and financial plans of the Company and the Group and performing any other tasks delegated by the Board of Directors.

•

an Appointment and Remuneration Committee made up of non-executive directors, the majority of whom are independent and at least one drawn from a minority list. This committee is charged with making proposals on the remuneration of directors who hold particular offices and the criteria for the remuneration of the Company’s senior management, to which has been added the task of proposing candidates for appointment to the Board of Directors in the event of the replacement of an independent director.

With further regard to independent directors, in 2004 the Company created the position of Lead Independent Director (currently the director who is chairman of the Internal Control and Corporate Governance Committee), to provide a point of reference and coordination for the needs and inputs of the independent directors and, inter alia, to call “Independent Directors’ Executive Sessions”, i.e. special meetings of the independent directors to discuss issues related to operations or the working of the Board.

We refer you to the document titled “Annual Report on Corporate Governance” for more details on the Company’s system of corporate governance, on which we pass a basically favourable judgment.

18. The oversight, monitoring and control activities we carried out as described above did not bring to light any significant facts or circumstances that needed to be mentioned in this Report or reported to the regulatory authorities and control bodies.

We also report that no objections came to light in the information we received on the activity performed by the boards of statutory auditors of the Company’s subsidiaries or in the statements provided by the audit firm concerning its audit reports on subsidiaries. Nor did we find any objections in the reports issued, pursuant to Articles 153 and 156 of Legislative Decree 58/1998, by the board of statutory auditors and the external auditor of Telecom Italia Media (a subsidiary whose shares are listed on the market organized and operated by Borsa Italiana S.p.A.), Olivetti or Telecom Italia Sparkle (subsidiaries).

19. After examining the Company’s financial statements for the year ended December 31, 2008, we have no objections to the resolutions proposed by the Board of Directors regarding the allocation of the net income for the year or the size of the dividend to be paid.

* * *

Following the resignation of Gianni Mion from the position of director, in its meeting on February 27, 2009 the Board of Directors co-opted Stefano Cao, who, as prescribed by law, will remain in office until the shareholders’ meeting called to approve the financial statements for the year ended December 31, 2008. We therefore invite you to take the necessary steps.

* * *

Other information	385

Report of the Board of Statutory Auditors

The mandate granted to the Board of Statutory Auditors by the shareholders’ meeting of April 13, 2006 expires with the shareholders’ meeting called to approve the financial statements for the year ended December 31, 2008. We therefore invite you to appoint a new Board of Statutory Auditors and its Chairman.

* * *

An annex to this report contains a list of the positions of director and statutory auditor held in other companies by members of the Board of Statutory Auditors of Telecom Italia in accordance with Article 144- quinquiesdecies of Consob Regulation 11971/1999).

Milan, March 20, 2009

Chairman of the

Board of Statutory Auditors

Other information	386

Report of the Board of Statutory Auditors

Annex to the report of the Board

of Statutory Auditors of Telecom Italia S.p.A.

drawn up pursuant to article 153

of legislative decree 58/1998

The positions of director and statutory auditor held in other companies by members of the Board of Statutory Auditors of Telecom Italia at March 20, 2009 (Article 144- quinquiesdecies of Consob Regulation 11971/1999) are shown below. The text in brackets indicates whether the company is listed and the year of the financial statements whose approval marks the end of the appointment or the other causes of termination.

•

Paolo Golia: Chairman of the Board of Statutory Auditors of Banco di Brescia San Paolo Cab S.p.A. (2009), C.B.A. Vita S.p.A. – Compagnia di Banche e Assicurazioni per le Assicurazioni sulla vita (2008), Cosidis S.p.A. consortium company (2010), Interdis S.p.A. consortium company (2010), Si Holding S.p.A. (2008), Sara Vita S.p.A. (2009), Telecom Italia S.p.A. (listed 2008); statutory auditor of Bracco S.p.A. (2010), Sara Assicurazioni S.p.A. (2008), Sara Immobili S.p.A. (2010), Si Servizi S.p.A. (2009), Società Reale Mutua di Assicurazione (2010), TSP Tecnologie e Servizi per il Pubblico S.r.l. (2008), Unione Banche Italiane per il Factoring S.p.A. UBI Factor (2010).

•

Enrico Maria Bignami: Chairman of the Board of Statutory Auditors of Andra S.p.A. (2011), AON RE Italia S.p.A. (2008), Automobilistica Perego S.p.A. (2008), Biancamano S.p.A. (listed 2008), Brandt Italia S.p.A. (2008), Brandt Overseas S.r.l. (2008), Marelli S.p.A. (2009), Polyphoto S.p.A. (2011), Rebo S.p.A. (2009), SI.TI.A. S.p.A. (extension), SIVA S.r.l. (2009); statutory auditor of Antera S.p.A. (2009), Butan Gas S.p.A. (2008), Dalton S.p.A. (2009), Gruppo Chimico Dalton S.p.A. (2008), Gorla Utensili S.p.A. (2009), Obrist Italia S.r.l. (2008), Paso S.p.A. (2010), Petrolchimica Partenopea S.p.A. (2008), Telecom Italia S.p.A. (listed 2008), Veroniki Real Estate S.r.l. (2008); Chairman of the Board of Directors of BI-11 Amministrazioni S.r.l. (revocation or resignation), ESSEA Finanziaria Editoriale S.r.l. (revocation or resignation), The Keyrules Company S.r.l. (revocation or resignation); sole director of Capital Partners Italia S.r.l. (revocation or resignation), Immobiliare Pasquale S.r.l (revocation or resignation); non-executive director of Del Bono Aerosol S.r.l. (revocation or resignation), Edizioni Musicali Acqua Azzurra (2008), Proel S.p.A. (2008); executive director of Genea S.r.l. (revocation or resignation).

•

Salvatore Spiniello: Chairman of the Board of Statutory Auditors of TA.RO S.p.A. (2010), YSL Beautè Italia S.p.A. (2010), Emittenti Titoli S.p.A. (2008) Grandi Lavori – Fincosit S.p.A. (2009), M.T. Manifattura Tabacchi S.p.A. (2008); statutory auditor of FINAGIN S.p.A. (2009), M.S.M.C. Immobiliare Due S.r.l. (2008), Telecom Italia S.p.A. (listed 2008), Lazard Investments S.r.l. (2009), ASG S.c. a r.l. (2009), PRO MAC S.p.A. (2009), Banco di Sicilia S.p.A. (2010), TI Media S.p.A. (listed 2009); member of the Supervisory Board of ATAHOTELS S.p.A. (2009); Chairman of the Board of Directors of Campo Carlo Magno S.p.A. (2010); director of Fondiaria – SAI S.p.A. (listed 2008), Immobiliare Andronica S.p.A. (2009); sole director of G.B. & CO S.r.l. (until revocation), G.B.H. S.p.A. (2009).

Other information	387

Annex to the report of the Board of Statutory Auditors

•

Ferdinando Superti Furga: Chairman of the Board of Statutory Auditors of Arnoldo Mondadori Editore S.p.A. (listed 2008), Binda S.p.A. in liquidation (2008), Fininvest S.p.A. (2009), Publitalia ’80 S.p.A. (2009); statutory auditor of Telecom Italia S.p.A. (listed 2008); director of Giuseppe Citterio S.r.l. (2008), Luisa Spagnoli S.p.A. (2009), Molmed S.p.A. (listed 2009), Parmalat S.p.A. (listed 2010), Spa.im S.r.l. (2009), Spa.ma S.r.l. (2009), Spa.pi S.r.l. (2009); Deputy Chairman of the Board of Directors of Immit S.p.A. (2009).

•	Gianfranco Zanda: Chairman of the Board of Statutory Auditors of Molmed S.p.A. (listed 2010), IT Telecom S.r.l. (2010); statutory auditor of Telecom Italia S.p.A. (listed 2008), ANAS S.p.A. (2010).

Other information	388

Annex to the report of the Board of Statutory Auditors

Supplement to the Report of the Board

of Statutory Auditors to the shareholders’

meeting of Telecom Italia S.p.A. pursuant

to Article 153 of Legislative Decree 58/1998

requested by Consob (under Article 114.5

of Legislative Decree 58/1998) with a letter

dated April 3, 2009

1. With a fax transmitted last Friday, April 3, 2009, Ref. no. DEM/9030785, Consob sent Telecom Italia’s Board of Statutory Auditors the following letter: “In your report dated March 20, 2009, drawn up pursuant to Article 153.1 of Legislative Decree 58/1998, with reference to the “Security” affair and the Company’s entry in the register of persons under investigation, it is stated that ‘…we engaged two independent experts to assist us in analyzing the notice of the completion of the investigations referred to above and the abundant documentation filed with the proceedings. We also asked the experts to make a careful examination of the documentation in order to inform us of any facts or elements that we had not already considered in our earlier activity (…). Upon completing this activity, we established a methodological procedure (…) with a view to the possibility of its being carried out under the new mandate of the Board of Statutory Auditors’. In light of the above, pursuant to Article 114.5 of Legislative Decree 58/1998, we invite you to supplement the report filed for submittal, pursuant to Article 153.1 of Legislative Decree 58/1998, to the shareholders’ meeting called on April 7 and 8, 2009 to approve the Company’s financial statements for the year ended December 31, 2008 by including adequate information on the engagement awarded to the two above-mentioned experts, the activity they performed and the results thereof. In the same report we are also required to give our final assessments of the results of the above-mentioned investigations and, more generally, of the evolution of the “Security” affair in 2008. Lastly, during the shareholders’ meeting the Chairman of the Board of Statutory Auditors must read the information contained in the report prepared pursuant to Article 153 of Legislative Decree 58/1998 that is the subject of this request.

In compliance with Consob’s request, we have supplemented the report drawn up pursuant to Article 153 of Legislative Decree 58/1998 as follows:

2. In the first place it should be noted that over time we have provided ample and detailed information (to Consob and the shareholders) on the activities we have performed with reference to the so-called “Security” affair and the matter of the security of the network and the management of traffic data: in Part 2 of our report to the 2006 annual shareholders’ meeting pursuant to Article 153 of Legislative Decree 58/1998, in our “Comments on the half-yearly report for the six months ending on June 30, 2007”, and in the second part of point 13 of our report to the 2007 annual shareholders’ meeting pursuant to Article 153 of Legislative Decree 58/1998. We therefore refer you to these documents for more detailed knowledge of the action taken by the control body in relation to the matters addressed here.

3. As regards the evolution of the so-called “Security” affair, in addition to what we shall say about the court proceedings, we reiterate what we have already stated regarding our activity in the report dated March 20, 2009 submitted pursuant to Article 153.1 of Legislative Decree 58/1998: in fact, now that the period of exceptional measures to cope with the emergency is over, we have turned our attention to the structural aspects of compliance and internal control and, in the light of experience, agreed with the Internal Control and Corporate Governance Committee on the need for a review - currently under way - of the organizational logic that provides the basis for safeguarding the legal and IT components of compliance, aware that effective governance of these aspects is of strategic importance in order to ensure the efficiency and fairness of business and reporting processes.

Other information	389

Supplement to the report of the Board of Statutory Auditors

4. On September 19, 2008 we engaged two legal experts “to assist us in analyzing the notice of the completion of the investigations pursuant to Article 415-bis of the Code of Criminal Procedure of the Milan magistracy in relation to the so-called ‘Tavaroli Affair’ and in the analysis of the acts deposited, with special reference to the Legislative Decree 231/2001 organizational model”. Having identified the scope and content of the functions and powers of the Board of Statutory Auditors, the legal experts, acting in coordination with the other governing bodies and the Company’s structures and addressing its organizational arrangements and in particular the organizational model adopted pursuant to and for the purposes of Legislative Decree 231/2001, started by analyzing our procès-verbaux for the years 2006, 2007 and 2008, which show our activity in relation to the so-called “Security” affair.

On the basis of their examination of this documentation, the legal experts concluded that we had: scrupulously followed the evolution of the affair in the light of the information that progressively became available with the aim of identifying any inadequacies in the Company’s organizational structure or shortcomings in the internal control system; constantly verified that the heads of the various segments made the necessary changes; and further checked - with the support of legal consultants, officials and auditors engaged to provide specific advice, reports and audits - the efficiency and effectiveness of the measures implemented.

5. As for the documents deposited with the notice of the conclusion of the preliminary investigations (which are an extraordinary quantity contained in some 200 box files) and the subsequent request for the accused to be sent for trial, we note that the charges against individuals do not concern persons who were directors of the Company at the time of the events in question.

The charges brought against the Company in relation to the model of organization and control under Legislative Decree 231/2001 could lead to its being liable only if the shortcomings referred to in the charges are found to have existed at the time of the events in question and only in the event of proof of the conduct of which the individuals are accused and of it having been undertaken in the interest of or in view of a more generic advantage to the Company.

In light of the above, the legal experts suggested that we continue our activity of verifying the adequacy of the 231 Organizational Model and its actual and effective implementation, paying particular attention to the criticisms made of the model, to determine, without prejudice to the question whether they were grounded at the time of the events in question, whether they can be completely excluded today.

Following an initial division of the documentation deposited (we repeat, about 200 box files containing more than 160,000 pages), the legal experts advised us to make a selection of the documents that could be important in relation to the control functions assigned to the statutory auditors.

6. Upon completion of this activity, we asked the legal experts to make a preliminary summary examination - currently under way - of the vast documentation deposited in order to show us what might provide a useful indication for additional checks, with special reference to the organizational aspects and the adequacy of the administrative and accounting structure, the internal control system and the 231 Organizational Model.

7. To conclude, at the end of the investigations carried out (without prejudice to the assessments made in our previous reports to the shareholders’ meeting) and bearing in mind that the criminal trial is currently at an early stage and that the examination of the documentation is currently under way, we believe that the examination and selection of the documentation deposited in the trial referred to above must be continued in order to identify any operational or procedural anomalies that would require the assessment of possible measures to be taken and further interventions concerning the organizational arrangements and the 231 Organizational Model.

Milan, April 8, 2009	Chairman of the
Board of Statutory Auditors

Other information	390

Supplement to the report of the Board of Statutory Auditors

Motions for resolutions

•	Shareholders’ Meeting

•	April 6, 2009: extraordinary shareholders’ meeting on first call

•	April 7, 2009: ordinary shareholders’ meeting on first call; extraordinary shareholders’ meeting on second call

•	April 8, 2009: ordinary shareholders’ meeting on second call; extraordinary shareholders’ meeting on third call

Medium

Ordinary meeting

•	Financial statements for the year ended December 31, 2008 - related and consequent resolutions.

•	Appointment of a Director.

•	Appointment of the Board of Auditors - related and consequent resolutions.

Extraordinary meeting

•	Mandates to increase the share capital and to issue convertible bonds - amendment of Article 5 of the bylaws (share capital) - related and consequent resolutions.

•	Financial statements for the year ended december 31, 2008 related and consequent resolutions

Dear Shareholders,

the draft financial statements submitted for approval by the shareholders’ meeting show net income for the year of 1,499,995,748.51 euro.

This result makes it possible to propose the distribution of a dividend of 0.05 euro for each ordinary share and 0.061 euro for each savings share.

The total dividend amount will depend on the number of shares with dividend entitlement outstanding on the dividend payment day, excluding treasury shares (on February, 27 2009, 26,272,014 ordinary shares) and taking into account shares that are subscribable for in connection with the capital increases provided for in Article 5 of the Company’s bylaws and actually issued by that date.

Dividends will be paid as of April, 23 2009, while April, 20 2009 has been set as the ex dividend date.

In light of the foregoing, the Board of Directors invites you to approve the following

Other information	391

Motions for resolutions

Resolution

The shareholders’ meeting of Telecom Italia S.p.A.,

•	having examined the financial statements for the year ended December, 31 2008;

•	having taken note of the reports of the Board of Auditors and the external auditor, Reconta Ernst & Young S.p.A.;

•	considering that the shares with dividend entitlement at the proposed ex dividend date will be not more than 13,657,095,614 ordinary shares and 6,026,120,661 savings shares;

resolves

1.	to approve the financial statements of Telecom Italia S.p.A. for the year ended December, 31 2008, which show net income for the year of 1,499,995,748.51 euro;

2.	with regard to the net income for the year,

a.	to allocate to the legal reserve a maximum of 30,393,156.42 euro of profits and in any case not more than the amount necessary for such reserve to be equal to one fifth of the Company’s share capital at the time this resolution is adopted;

b.	to allocate a total amount for dividends to shareholders, calculated on the basis of the following amounts, which will be applied to the number of ordinary and savings shares that they own (thus excluding treasury shares) on the ex dividend day:

•	0.05 euro for each ordinary share,

•	0.061 euro for each savings share,

gross of the withholdings required by law;

c.	to carry forward the remaining net income;

3.	to authorize the Board of Directors - and on its behalf its Chairman - to determine in due course, on the basis of the actual number of shares for which dividends are paid, the amount of net income distributed to shareholders and the amount carried forward as retained earnings;

4.	to pay the above dividends starting on April, 23 2009, ex dividend on April, 20 2009.

•	Appointment of a director

Dear Shareholders,

Following the resignation of Gianni Moin, in its meeting on February 27, 2009 the Board of Directors co-opted Stefano Cao, who, as prescribed by law, will remain in office until the shareholders’ meeting.

Since the slate voting system is envisaged by the Company’s bylaws only for the complete renewal of the Board of Directors, it does not apply in the case in question. Accordingly, it is proposed that the shareholders’ meeting should appoint the above-mentioned Stefano Cao (whose curriculum vitae is attached) as a director until the end of the Board’s term of office and therefore until the approval of the financial statements for the year ending December 31, 2010.

In light of the foregoing, the Board of Directors invites you to approve the following

Resolution

The shareholders’ meeting of Telecom Italia S.p.A.,

•	having taken note of the resignation of Gianni Mion from the position of director;

•

having taken note that the mandate of the Board of Directors will expire with the approval of the financial statements for the year ending December 31, 2010 (as resolved by the shareholders’ meeting held on April 14, 2008);

resolves

to appoint Stefano Cao as a director of the Company and for the appointment to expire together with those of the other directors and therefore for the term of office to last until the approval of the financial statements for the year ending December 31, 2010.

Other information	392

Motions for resolutions

Stefano Cao

Chief Operating Officer Eni Exploration & Production Division until August 2008. From April 2007 to April 2008 Indipendent Director of Telecom Italia SpA.

He was born in Rome in 1951, and is a graduate in Mechanical Engineering.

In 1976 he was employed in Saipem SpA; from 1976 to 1980 he worked as Field Engineer and Operation Manager in the Offshore Construction Division. He was Vessel Superintendent in charge of the Offshore Installation of the Transmed Pipeline between Tunisia and Sicily, unique challenge with its world record water depth in excess of 600 mts.

From 1980 to 1986 he was responsible of numerous tasks outside Italy: Project Manager in UK; Area Manager in Denmark; Operation General Manager for some of the largest Offshore Pipeline Projects in the North Sea.

Back in Italy in 1986, he was appointed Engineering Manager and in 1988 Vice General Manager and Operation Manager in charge of the Offshore Construction Division of Saipem S.p.A. In 1991 with the acquisition of the Saipem 7000, the most advanced Heavy Lift Vessel in the world, the Division extended its technological capabilities becoming a world leader also in Offshore Structure Installation. In 1993 he was appointed General Manager for Commercial and Technical Activities of Saipem SpA; in 1996 Managing Director and Chief Operating Officer and in 1999 Chairman and Chief Executive Officer of the Company.

In the same period the Company went through a major growth, amongst other things extending its capabilities in Deep Water Drilling adding the Scarabeo 7 and the Saipem 10000 to the fleet and designing and building the pipelay system for Saipem 7000 which brought to the signing of the Contract of the Blue Stream Project with the JV between Gazprom and Eni, the most challenging pipeline project ever with its water depth in excess of 2100 mts.

In 2000 he left Saipem SpA and was appointed Chief Operating Officer Eni Exploration & Production Division. In 2001 the Indipendent E&P Company Lasmo PLC was acquired through a public offer on the London Stock Exchange providing a step change growth of the hydrocarbon production of the Division.

During the same year Eni became the Sole Operator on behalf of a Consortium comprising some of the Major Oil Companies in the world for the development of the Kashagan Area, the largest hydrocarbon discovery in the last 35 years located in the Kazakh Sector of the Caspian Sea. In 2004-2007 the Norwegian Company Fortum, the ‘Mboundi Oil Field in Congo and the Gulf of Mexico Hydrocarbon Production of the US Company Dominion were acquired.

From 2002 to 2006 he was Chairman of Assomineraria, association of E&P, Oil Services and Mining Companies affiliated to Confindustria and from 2002 to 2006 Chairman of Eni Corporate University S.p.A., Company in charge of recruiting and training Human Resources worldwide. On 16 February 2009 he was appointed Managing Director and CEO of Sintonia SA.

•	Appointment of the board of auditors - related and consequent resolutions

Dear Shareholders,

you are called upon to appoint a new Board of Auditors in place of that appointed by the shareholders’ meeting on 13 April 2006, whose mandate expires with today’s meeting.

In particular, you are invited to elect five members of the Board of Auditors and four alternates (using the slate system), to appoint the Chairman of the Board of Auditors and to determine the members’ compensation.

The Board of Directors invites shareholders to follow the procedure laid down in Article 17 of the Company’s bylaws in appointing the new Board of Auditors. The Board of Directors therefore invites shareholders to put forward lists of candidates in accordance with the procedures and time limits referred to in Article 17 of the bylaws and the applicable regulatory provisions.

In light of the foregoing, the Board of Directors

invites the Shareholders’ Meeting

to adopt the relevant resolutions for the election of the Board of Auditors in accordance with the law, Consob’s regulatory provisions and the Company’s bylaws.

Other information	393

Motions for resolutions

•	Mandates to increase the share capital and to issue convertible bonds

•	Amendment of article 5 of the bylaws (share capital)

•	Related and consequent resolutions

Dear Shareholders,

the shareholders’ meeting of 6 May 2004 authorized the Board of Directors, for five years,

•

to increase the share capital by means of the issue for cash in one or more tranches of up to a maximum of 1,600,000,000 ordinary shares, to be offered in whole or in part with the right of pre-emption to shareholders and holders of convertible bonds or to employees of the Company and its subsidiaries with the exclusion of the right of pre-emption pursuant to the combined effects of the last paragraph of Article 2441, of the Civil Code and Article 134 (2) of Legislative Decree 58/1998 and therefore within the limit of one quarter of the newly issued shares or 1% of the existing capital;

•	to issue convertible bonds in one or more tranches up to a maximum of euro 880 million.

Both the mandates (set out in the last three paragraphs of Article 5 of the bylaws) will soon expire. You are therefore invited to renew them basically as they stand, except for the increase to euro 1 billion of the nominal value of the bonds that can be issued, subject to the revocation of the existing mandates for the remaining period of their validity.

The reason for recourse to such mandates is the desirability of shortening the time needed to carry out any extraordinary corporate actions approved, thereby minimizing the risk of market fluctuations between the time of the announcement and the time of the approval of the transaction by the shareholders’ meeting. The reasons for each such initiative will naturally be given in the documentation that will be published in compliance with the rules in force.

None of the amendments to the bylaws consequent on the proposed mandates described above will result in shareholders who do not vote in favour of their approval being entitled to withdrawal rights.

The resolution that the shareholders’ meeting is invited to approve is shown below with the proposed amendments to the bylaws compared with the existing text.

In light of the foregoing, the Board of Directors invites you to approve the following

Resolution

The extraordinary shareholders’ meeting of Telecom Italia S.p.A.,

resolves

1. to revoke the existing mandates to increase the share capital and issue convertible bonds granted to the Board of Directors by the extraordinary shareholders’ meeting of 6 May 2004;

2. to authorize the Board of Directors, pursuant to Articles 2443 and 2420-ter of the Civil Code:

•

to increase the share capital by up to a maximum nominal amount of 880,000,000 euro by means of the issue for cash, with or without a share premium, in one or more tranches and within five years of this resolution, of up to a maximum of 1,600,000,000 ordinary shares with a par value of 0.55 euro each, to be offered in whole or in part with the right of pre-emption to persons having entitlement or, including just a part thereof, to employees of the Company and its subsidiaries with the exclusion of the right of pre-emption pursuant to the combined effects of the last paragraph of Article 2441 of the Civil Code and Article 134(2) of Legislative Decree 58/1998;

•

to issue, in one or more tranches and within five years of this resolution, bonds convertible into ordinary shares to be offered with the right of pre-emption to persons having entitlement up to a maximum nominal amount of 1 billion of euro;

Other information	394

Motions for resolutions

3. to amend Article 5 of the bylaws accordingly, as shown below:

Existing text	Proposed text
5.1 – The subscribed and fully paid-up share capital shall be equal to 10,673,803,873.70 euro, divided into 13,380,795,473 ordinary shares with a par value of 0.55 euro each and 6,026,120,661 savings shares with a par value of 0.55 euro each.	Idem

5.2 – In resolutions to increase the share capital by issuing shares for cash, the right of pre-emption may be excluded for up to a maximum of ten per cent of the previously existing capital, provided the issue price corresponds to the market value of the shares and this is confirmed in a report prepared by the firm appointed to audit the accounts.	Idem

5.3 – The Shareholders’ Meeting of May 26, 2003, reiterating, updating and, where necessary, renewing earlier resolutions of the Shareholders’ Meeting and the Board of Directors resolved to increase the share capital by up to a maximum of 624,936,779.50 euro (at December 31, 2008 125,744,378.10 euro), by means of the issue of up to a maximum of 1,136,248,690 (at December 31, 2008 228,626,142) ordinary shares with a par value of 0.55 euro each to be reserved irrevocably and exclusively for the conversion of the “Olivetti 1.5% 2001-2010 convertibile con premio al rimborso” (now Prestito “Telecom Italia 1.5% 2001-2010 convertibile con premio al rimborso”) convertible bonds, on the basis of 0.471553 ordinary shares for each bond presented for conversion.	Idem

5.4 – The Shareholders’ Meeting of May 26, 2003 also resolved to increase the share capital by up to a maximum of 183,386,986.75 euro (at December 31, 2008 25,079,090.30 euro), by means of the issue of up to a maximum of 333,430,885 (at December 31, 2008 45,598,346) ordinary shares with a par value of 0.55 euro each, divided into the following outstanding divisible tranches:	Idem

1.      a tranche of up to a maximum of 21,422,652.90 euro (at December 31, 2008 7,352,687.65 euro) for the exercise of the “Piano di Stock Option Top 2002” stock options, increase to be implemented by February 28, 2010 by means of the issue of up to a maximum of 38,950,278 (at December 31, 2008 13,368,523) shares with a par value of 0.55 euro each, to be subscribed for at a total price of 9.203 euro per option held (i.e. at a price of 2.788052 euro for each newly-issued share);

2.      a tranche of up to a maximum of 50,268,799.90 euro (at December 31, 2008 17,726,402.65 euro) for the exercise of the “Piano di Stock Option 2002” stock options, increase to be implemented by March 31, 2008 for the first lot, by March 31, 2009 for the second lot and by March 31, 2010 for the third lot by means of the issue of up to a maximum of 91,397,818 (at December 31, 2008 32,229,823) shares with a par value of 0.55 euro each, to be subscribed for at a total price for the different options of respectively 9.665 euro and 7.952 euro per option held (i.e. at a price for the different options of respectively 2.928015 euro and 2.409061 euro for each newly-issued share).

Other information	395

Motions for resolutions

5.5 – The Shareholders’ Meeting of April 7, 2005 resolved to increase the share capital by up to a maximum of 38,655,832.60 euro (at December 31, 2008 1,141,609.15 euro), by means of the issue of up to a maximum of 70,283,332 (at December 31, 2008 2,075,653) ordinary shares with a par value of 0.55 euro each, divided into divisible tranches, of which there remains the tranche of up to a maximum of 3,192,173.05 euro (at December 31, 2008 1,141,609.15 euro), for the exercise of the “Piani di Stock Option 2003-2005” stock options, increase to be implemented by March 31, 2008 for the first lot, by March 31, 2009 for the second lot and by March 31, 2010 for the third lot by means of the issue of up to a maximum of 5,803,951 (at December 31, 2008 2,075,653) ordinary shares with a par value of 0.55 euro each, to be subscribed for at a total price of 5.07 euro per option held (i.e. at a price of 2.930636 euro for each newly-issued share).	Idem

5.6 – For five years starting from May 6, 2004 the Directors may increase the share capital in one or more tranches by up to a maximum total amount of 880,000,000 euro by means of cash issues of up to a maximum of 1,600,000,000 ordinary shares, all or part of which:

5.6 – For five years starting from … April 2009 the Directors may increase the share capital in one or more tranches by up to a maximum total amount of 880,000,000 euro by means of cash issues, with or without a share premium, of up to a maximum of 1,600,000,000 ordinary shares with a par value of 0.55 euro each

(i) to be offered with the right of pre-emption to shareholders and holders of convertible bonds; or	(i) to be offered with the right of pre-emption to persons having entitlement; or, including just a part thereof,

(ii)    to employees of Telecom Italia S.p.A. and its subsidiaries with the exclusion of the right of pre-emption pursuant to the combined effects of the last paragraph of Article 2441 of the Civil Code and Article 134(2) of Legislative Decree 58/1998.

(ii) to employees of Telecom Italia S.p.A. and its subsidiaries with the exclusion of the right of pre-emption pursuant to the combined effects of the last paragraph of Article 2441 of the Civil Code and Article 134(2) of Legislative Decree 58/1998.

5.7 – Resolutions to increase the share capital adopted by the Board of Directors in exercising the powers attributed above shall set the subscription price (including any premium) and a time limit for the subscription of the shares; they may also provide, in the event that the increase approved is not fully subscribed within the time limit established for each issue, for the capital to be increased by an amount equal to the subscriptions received up to such time.	Idem

5.8 – The Board of Directors may issue, in one or more tranches and for up to a maximum of five years from May 6, 2004, convertible bonds up to a maximum amount of 880,000,000 euro	5.8 – The Board of Directors may issue, in one or more tranches and for up to a maximum of five years from … April 2009, bonds convertible into ordinary shares to be offered with the right of pre-emption to persons having entitlement up to a maximum nominal amount of 1 billion of euro.

4.	to confer severally on the Company’s legal representatives pro tempore the powers needed to make, as and when necessary, the changes to Article 5 of the Company’s bylaws consequent on the implementation of the increases in capital provided for therein;

5.	to confer severally on the Company’s legal representatives pro tempore the powers needed to perform all the necessary formalities for the approved resolutions to be entered in the Company Register, accepting and making thereto any changes, additions or deletions not of a substantial nature that may be requested by the competent authorities.

Other information	396

Motions for resolutions

Useful information

Free copies of this report and of Annual report on corporate governance can be obtained by:

Calling to	Free number 800020220 (for calls inside Italy) or number +39 011 2293603 (for calls outside Italy) to disposal for information and help to shareholders

E-mail	Corporate.affairs@telecomitalia.it

Internet	Users of the world wide can access the 2008 Annual report, the Annual report on corporate governance and obtain information about Telecom Italia and its products and services at the following address: http://www.telecomitalia.it

Investor Relations	+ 39 - 0285954131 / 0285954132 (fax)

investor_relations@telecomitalia.it

TELECOM ITALIA

Registered office, Piazza degli Affari, 2 – 20123 Milan

Headquarters and secondary office in Corso d’Italia, 41 – 00198 Rome

Share Capital 10,673,803,873.70 euro

Tax code/Vat no. And Milan Companies register file no. 00488410010

Register A.E.E. IT08020000000799

Other information	397

Useful information

Graphical Design Robilant & Associati, Milano

Text Composition Graphic Idea, Torino

Printed by Lucini, Milano

This book is printed on ecological paper Freelife Fedrigoni

April 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOM ITALIA S.p.A.

/s/ CARLO DE GENNARO
Carlo De Gennaro

Date: May 29, 2009